As filed with the Securities and Exchange Commission on October 9, 2007

Registration No. 333-143212

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 4
TO

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

The Great Atlantic & Pacific Tea Company, Inc.
(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	5411 (Primary Standard Industrial Classification Code Number)	13-1890974 (I.R.S. Employer Identification No.)

Two Paragon Drive
Montvale, New Jersey 07645
(201) 573-9700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Allan Richards
Senior Vice President, Human Resources, Labor Relations, Legal Services & Secretary
The Great Atlantic & Pacific Tea Company, Inc.
Two Paragon Drive
Montvale, New Jersey 07645
(201) 573-9700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Kenneth W. Orce, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000	Sarkis Jebejian, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000	John M. Newell, Esq. Latham & Watkins LLP 505 Montgomery Street, Suite 2000 San Francisco, California 94111-2562 (415) 391-0600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon completion of the merger described in the enclosed joint proxy statement/prospectus.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY—SUBJECT TO COMPLETION—DATED OCTOBER 9, 2007

TO THE STOCKHOLDERS OF
THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. AND
PATHMARK STORES, INC.

YOUR VOTE IS VERY IMPORTANT

On March 4, 2007, Pathmark Stores, Inc. (“Pathmark”), The Great Atlantic & Pacific Tea Company, Inc. (“A&P”) and Sand Merger Corp., a wholly owned subsidiary of A&P, entered into a merger agreement, pursuant to which A&P will acquire Pathmark and its subsidiaries through a merger. Upon completion of the merger, Pathmark stockholders will be entitled to receive, without interest, $9.00 in cash and 0.12963 shares of A&P common stock for each share of Pathmark common stock that they own. Upon completion of the merger, we estimate that Pathmark’s former stockholders will own approximately 14% of the then-outstanding common stock of A&P on a fully-diluted basis. A&P’s stockholders will continue to own their existing shares, which will not be affected by the merger.

The merger cannot be completed unless (i) Pathmark stockholders approve and adopt the merger agreement and the transactions contemplated thereby, including the merger, and (ii) A&P stockholders approve the issuance of A&P’s common stock pursuant to the merger agreement. We are each holding a special meeting of stockholders in order to obtain the stockholder approvals necessary to complete the merger. The times, dates and places of the special meetings to consider and vote upon the proposals are as follows:

For A&P Stockholders: November 8, 2007, 9:00 a.m., Eastern Standard Time The Woodcliff Lake Hilton 200 Tice Boulevard Woodcliff Lake, New Jersey 07677	For Pathmark Stockholders: November 8, 2007, 10:00 a.m., Eastern Standard Time Pathmark Corporate Headquarters 200 Milik Street Carteret, New Jersey 07008

After careful consideration, each of our boards of directors has determined that the merger agreement and the transactions contemplated thereby are fair to and in the best interests of our respective stockholders. Accordingly, the A&P board of directors unanimously recommends that A&P stockholders vote “FOR” the proposal to approve the issuance of shares of A&P common stock pursuant to the merger agreement and “FOR” the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies. The Pathmark board of directors unanimously recommends that the Pathmark stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger and “FOR” the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies.

The affirmative vote of a majority of the votes cast by holders of A&P common stock at the special meeting is required to approve the issuance of A&P common stock in connection with the merger, provided that the total votes cast must represent a majority of the outstanding shares of A&P common stock entitled to vote on the matter.

The affirmative vote of a majority of the outstanding shares of Pathmark common stock is required to adopt the merger agreement and approve the transactions contemplated thereby, including the merger.

The joint proxy statement/prospectus attached to this letter provides you with information about A&P, Pathmark, the proposed merger and the special meetings of each of our companies’ stockholders. In particular, please see the section titled “Risk Factors” of the accompanying joint proxy statement/prospectus which contains a description of the risks that you should consider in evaluating the proposals. You may also obtain more information about A&P and Pathmark from documents each party has filed with the Securities and Exchange Commission. Shares of A&P common stock are listed on the New York Stock Exchange under the symbol “GAP.” Shares of Pathmark common stock are listed on the NASDAQ Global Market under the symbol “PTMK.”

Your vote is important. Whether or not you plan to attend your respective company’s special meeting, please take the time to vote by completing, signing and dating the enclosed proxy card and returning it in the appropriate envelope provided, or in the case of A&P stockholders, use the Internet or telephone proxy authorization options detailed on the proxy card. If your shares are held in “street name” by a bank, brokerage firm or nominee you should follow the instructions of your bank, brokerage firm or nominee, regarding the voting of your shares.

Thank you for your cooperation and continued support.

Allan Richards Senior Vice President, Human Resources, Labor Relations, Legal Services & Secretary Great Atlantic & Pacific Tea Company, Inc.	John T. Standley Chief Executive Officer Pathmark Stores, Inc.

Neither the SEC nor any state securities commission has approved or disapproved the securities to be issued in connection with the merger or determined if the accompanying joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Information contained in this document is subject to completion or amendment. A registration statement relating to these securities has been filed with the SEC. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under securities laws of such state.

THIS JOINT PROXY STATEMENT/PROSPECTUS IS DATED OCTOBER 9, 2007, AND IS EXPECTED TO BE FIRST MAILED TO STOCKHOLDERS OF A&P AND PATHMARK ON OR ABOUT OCTOBER 11, 2007.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
2 Paragon Drive
Montvale, New Jersey 07645

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON NOVEMBER 8, 2007

To the stockholders of THE GREAT ATLANTIC & PACIFIC TEA C OMPANY, INC.:

We will hold a special meeting of stockholders of The Great Atlantic & Pacific Tea Company, Inc., a Maryland corporation (“A&P”), at The Woodcliff Lake Hilton, 200 Tice Boulevard, Woodcliff Lake, New Jersey, on November 8, 2007, at 9:00 a.m., Eastern Standard Time, for the following purposes:

1.

to consider and vote on a proposal to approve the issuance of A&P common stock pursuant to the Agreement and Plan of Merger, dated as of March 4, 2007, by and among A&P, Sand Merger Corp. (“Merger Sub”) (a wholly owned subsidiary of A&P established for the purpose of effecting the merger) and Pathmark Stores, Inc. (“Pathmark”), as amended from time to time, which provides for the merger of Merger Sub with and into Pathmark, with Pathmark as the surviving corporation;

2.	to consider and vote on a proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies; and

3.	to transact any other business as may properly come before the meeting and any adjournments or postponements thereof.

The A&P board of directors has fixed October 8, 2007, as the record date for this meeting. Only stockholders of record at the close of business on that date are entitled to receive notice and to vote at the meeting or at any adjournment or postponement thereof.

The affirmative vote of a majority of the votes cast by holders of A&P common stock at the special meeting is required to approve Proposal 1, provided that the total votes cast must represent a majority of the outstanding shares of A&P common stock entitled to vote on the proposal. The adoption of Proposal 2 requires the affirmative vote of a majority of the votes cast by the holders of A&P common stock at the special meeting.

Whether or not you plan to attend the meeting, please either complete, sign and return the accompanying proxy card to A&P in the enclosed envelope, which requires no postage if mailed in the United States, or use the Internet or telephone proxy authorization options detailed on the proxy card. If you hold your shares through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding voting your shares.

By Order of the Board of Directors
Allan Richards Senior Vice President, Human Resources, Labor Relations, Legal Services & Secretary

October 9, 2007

You are cordially invited to attend the meeting. Whether or not you plan to do so, your vote is important. Please promptly submit your proxy by mail, telephone or the Internet.

PATHMARK STORES, INC.
200 MILIK STREET
CARTERET, NEW JERSEY 07008

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON NOVEMBER 8, 2007

To the stockholders of PATHMARK STORES, INC.:

A special meeting of stockholders of Pathmark Stores, Inc. (“Pathmark”), a Delaware corporation, will be held on November 8, 2007, at 10:00 a.m., Eastern Standard Time, at Pathmark’s corporate headquarters, 200 Milik Street, Carteret, New Jersey 07008, for the following purposes:

1.

to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated March 4, 2007, by and among Pathmark, The Great Atlantic & Pacific Tea Company, Inc. (“A&P”) and Sand Merger Corp. (“Merger Sub”), and the transactions contemplated by the merger agreement, as amended from time to time, including the merger, pursuant to which Merger Sub would merge with and into Pathmark and each outstanding share of Pathmark common stock would be converted into the right to receive, without interest, $9.00 in cash and 0.12963 shares of A&P common stock;

2.	to consider and vote upon a proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies; and
3.	to consider and vote on such other matters as may properly come before the special meeting or any adjournment or postponement thereof.

Only stockholders of record as of the close of business on October 8, 2007, are entitled to notice of and to vote at the special meeting and at any adjournment or postponement thereof. A list of these stockholders will be available for inspection by stockholders of record during regular business hours at Pathmark’s corporate headquarters, 200 Milik Street, Carteret, New Jersey 07008, for ten days prior to the date of the special meeting. All stockholders of record are cordially invited to attend the special meeting in person. Your vote is important, regardless of the number of shares of Pathmark common stock that you own.

The adoption of the merger agreement requires the approval of the holders of a majority of the outstanding shares of our common stock entitled to vote on the matter. The Pathmark board of directors unanimously recommends that the Pathmark stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger.

The adoption of the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies requires the affirmative vote of a majority of shares of Pathmark common stock represented in person or by proxy at the special meeting and entitled to vote thereon. The Pathmark board of directors unanimously recommends that the Pathmark stockholders vote “FOR” the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies.

Even if you plan to attend the meeting in person, we request that you complete, sign, date and return the enclosed proxy card and thus ensure that your shares will be represented at the special meeting even if you become unable to attend. If you sign, date and return your proxy card without indicating how you wish to vote, the shares represented by your proxy will be voted “FOR” the approval and adoption of the merger agreement and transactions contemplated thereby, including the merger, and “FOR” the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies and will be voted in accordance with the recommendations of our board of directors on any other matters properly brought before the meeting for a vote. If you hold your shares through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding voting your shares.

Whether you attend the meeting or not, you may revoke a proxy at any time before it is voted at the meeting. You may do so by executing and returning a proxy card dated later than the previous one or by attending the special meeting and voting in person. Simply attending the meeting, however, will not revoke your proxy. If you hold your shares through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding revocation of proxies. If your bank, brokerage firm or nominee allows you to submit a proxy by telephone or the Internet, you may be able to change your vote by submitting a subsequent proxy by telephone or the Internet.

By Order of the Board of Directors,
Marc A. Strassler Senior Vice President, Secretary and General Counsel

References to Additional Information

The accompanying joint proxy statement/prospectus incorporates by reference important business and financial information about A&P and Pathmark from documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in the accompanying joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

The Great Atlantic & Pacific Tea Company, Inc. Two Paragon Drive Montvale, New Jersey 07645 Telephone: (201) 573-9700 Attention: Secretary	Pathmark Stores, Inc. 200 Milik Street Carteret, New Jersey 07008 Telephone: (732) 499-3000 Attention: Secretary

If you would like to request documents, please do so by November 1, 2007 in order to receive them before the special meetings.

See “Where You Can Find More Information.”

About This Document

This document, which forms part of a registration statement on Form S-4 filed with the SEC by A&P, constitutes a prospectus of A&P under Section 5 of the Securities Act of 1933, as amended, and the rules thereunder, with respect to the shares of A&P common stock to be issued to the holders of Pathmark common stock in connection with the merger. This document also constitutes (i) a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder; (ii) a notice of meeting with respect to A&P’s special meeting of stockholders, at which A&P stockholders will consider and vote upon the issuance of shares of A&P common stock to Pathmark stockholders on the terms and conditions set forth in the merger agreement; and (iii) a notice of meeting with respect to Pathmark’s special meeting of stockholders, at which Pathmark stockholders will consider and vote upon adoption of the merger agreement and the transactions contemplated thereby, including the merger.

QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES
FOR THE SPECIAL MEETINGS

The questions and answers below highlight only selected procedural information from this document. They do not contain all of the information that may be important to you. You should read carefully the entire document and the additional documents incorporated by reference into this document because each contains important information.

Q:	What are the proposals upon which I am being asked to vote?
A:

A&P Stockholders. Stockholders of The Great Atlantic & Pacific Tea Company, Inc. (“A&P”) are being asked to vote (i) to approve the issuance of shares of A&P common stock pursuant to the Agreement and Plan of Merger, dated March 4, 2007, as amended (the “merger agreement”), by and among Pathmark Stores, Inc. (“Pathmark”), A&P and Sand Merger Corp. (“Merger Sub”), under which A&P will acquire Pathmark and its subsidiaries through the merger of Merger Sub with and into Pathmark (the “merger”), and (ii) to adjourn or postpone the special meeting, if necessary, to solicit additional proxies.

Pathmark Stockholders. Stockholders of Pathmark are being asked to vote (i) to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger, and (ii) to adjourn or postpone the special meeting, if necessary, to solicit additional proxies.

Q:	What vote of Pathmark stockholders is required for adoption of the merger agreement?
A:

Adoption of the merger agreement and the transactions contemplated thereby, including the merger, requires the affirmative vote of a majority of the outstanding shares of Pathmark common stock entitled to vote. Therefore, if a Pathmark stockholder abstains or fails to vote, it will have the same effect as voting against the merger agreement. You are entitled to vote on the proposal to approve and adopt the merger agreement and the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies if you held Pathmark common stock at the close of business on the Pathmark record date, which is October 8, 2007. On that date, 52,558,999 shares of Pathmark common stock were outstanding and entitled to vote.

The largest stockholders of Pathmark, Yucaipa Corporate Initiatives Fund I, LP; Yucaipa American Alliance (Parallel) Fund I, LP and Yucaipa American Alliance Fund I, LP, which we refer to collectively as the “Yucaipa Investors,” have agreed to vote the shares of Pathmark common stock that they own as of the Pathmark record date in favor of adoption of the merger agreement and the transactions contemplated thereby, including the merger, provided that these voting obligations do not apply to any shares owned by the Yucaipa Investors in excess of 33% of the outstanding Pathmark common stock. The remaining shares owned by the Yucaipa Investors may be voted in the Yucaipa Investors’ discretion, although the Yucaipa Investors have expressed their present intention to vote all of the Pathmark shares they own (approximately 38% of the outstanding Pathmark common stock as of the Pathmark record date) in favor of the adoption of the merger agreement.

Q:	What vote of Pathmark stockholders is required for approval of the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies?
A:

The adoption of the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies requires the affirmative vote of a majority of shares of Pathmark common stock represented in person or by proxy at the special meeting and entitled to vote thereon.

Q:	What vote of A&P stockholders is required for approval of the proposal to issue shares of A&P common stock pursuant to the merger agreement?
A:

The proposal to issue shares of A&P common stock pursuant to the merger agreement must be approved by a majority of the votes cast by the holders of A&P common stock, provided that the total votes cast on the proposal must represent at least a majority of the outstanding shares of A&P common stock entitled to vote on the proposal. Because approval is based on the affirmative vote of a majority of votes cast, provided that the total votes cast on the proposal represent at least a majority of all shares entitled to vote on the proposal, an A&P stockholder’s failure to vote will not affect the outcome of the vote to approve the issuance of A&P common stock in connection with the merger, assuming more than a majority of the outstanding shares are voted on the proposal. Because the New York Stock Exchange (the “NYSE”) treats abstentions as votes cast with respect to the proposal to issue shares of A&P common stock pursuant to the merger agreement, an abstention will have the same effect as a vote “AGAINST” the proposal. A&P stockholders are entitled to vote on the proposal to approve the issuance of A&P common stock if they held A&P common stock at the close of business on the A&P record date, which is October 8, 2007. On the A&P record date, 41,960,817 shares of A&P common stock were outstanding and entitled to vote.

Tengelmann Warenhandelsgesellschaft KG (“Tengelmann”) has agreed to vote all of its shares of A&P common stock, constituting approximately 53% of the outstanding A&P common stock as of the A&P record date, in favor of the issuance of A&P common stock in the merger. This means that the approval of the issuance of the A&P common stock pursuant to the merger agreement is assured.

Q:	What vote of A&P stockholders is required for approval of the proposal to adjourn or postpone the meeting, if necessary, to solicit additional proxies?
A:

The adoption of the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies requires the affirmative vote of a majority of the votes cast by the holders of A&P common stock at the special meeting.

Q:	When do you expect the merger to be completed?
A:

We expect to complete the merger after (i) the Pathmark stockholders adopt the merger agreement and the transactions contemplated thereby, including the merger, at the special meeting, (ii) the A&P stockholders approve the proposal to issue shares of A&P common stock pursuant to the merger agreement at the A&P special meeting, and (iii) we receive all necessary regulatory approvals, including the expiration or termination of the waiting period under the HSR Act, including any extension of the waiting period. We currently anticipate completing the merger in the second half of A&P’s 2007 fiscal year ending February 23, 2008.

Q:	If my shares are held in “street name” by a bank, brokerage firm or nominee, will they vote my shares for me?
A:

A&P Stockholders. You should instruct your bank, brokerage firm or nominee to vote your shares, following the directions they provide. If you do not instruct your bank, brokerage firm or nominee, they will generally not have the discretion to vote your shares. Because the approval of the proposal to issue A&P common stock in connection with the merger requires an affirmative vote of a majority of the votes cast by holders of A&P common stock at the special meeting, the failure to vote your shares will not affect the outcome of the vote on the proposal to approve the issuance of A&P common stock in connection with the merger, provided that the total votes cast on the proposal represent at least a majority of all shares entitled to vote on the proposal. Because the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies requires the affirmative vote of a majority of the votes cast by the holders of A&P common stock at the special meeting, and because brokers do not have discretionary authority to vote on the proposal, the failure to instruct your broker how to vote your shares will have no effect on the approval of that proposal.

Pathmark Stockholders. You should instruct your bank, brokerage firm or nominee to vote your shares, following the directions they provide. If you do not instruct your bank, brokerage firm or nominee, they will generally not have the discretion to vote your shares. Because the adoption of the merger agreement requires an affirmative vote of a majority of the outstanding shares of Pathmark common stock for approval, the failure to vote your shares will have the same effect as votes cast “AGAINST” adoption of the merger agreement. Because the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies requires the affirmative vote of a majority of the shares of common stock present or represented at the special meeting and entitled to vote thereon, and because brokers do not have discretionary authority to vote on the proposal, the failure to instruct your broker how to vote your shares will have no effect on the approval of that proposal.

Q:	What do I need to do now?
A:

A&P Stockholders. After carefully reading and considering the information contained in this joint proxy statement/prospectus, please fill out and sign the proxy card, and then mail your signed proxy card in the enclosed prepaid envelope as soon as possible so that your shares may be voted at the A&P special meeting. Your signed proxy card will instruct the persons named on the card to vote your shares at the special meeting as you direct on the card. If you sign and send in your proxy card and do not indicate how you want your shares to be voted, your proxy will be voted “FOR” the approval of each of (1) the A&P proposal to approve the issuance of A&P common stock in connection with the merger, and (2) the A&P proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies. You may also authorize a proxy by telephone or through the Internet by following the instructions included with your proxy card. If you hold your shares through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding voting your shares. YOUR VOTE IS VERY IMPORTANT.

Pathmark Stockholders. After carefully reading and considering the information contained in this joint proxy statement/prospectus, please fill out and sign the proxy card, and then mail your signed proxy card in the enclosed prepaid envelope as soon as possible so that your shares may be voted at the Pathmark special meeting. Your signed proxy card will instruct the persons named on the card to vote your shares at the Pathmark special meeting as you direct on the card. If you sign and send in your proxy card and do not indicate how you want your shares to be voted, your proxy will be voted “FOR” the approval of each of (1) the Pathmark proposal to adopt the merger agreement and the transactions contemplated thereby, including the merger, and (2) the Pathmark proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies. If you hold shares through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding voting your shares. YOUR VOTE IS VERY IMPORTANT.

Q:	May I change my vote after I have mailed my signed proxy card?
A:

You may change your vote at any time before your proxy is voted at the A&P special meeting or the Pathmark special meeting, as the case may be. You can do this in one of the following ways. First, you can send a written notice stating that you want to revoke your proxy to:

In the case of A&P Stockholders:
Allan Richards Senior Vice President, Human Resources, Labor Relations, Legal Services & Secretary The Great Atlantic & Pacific Tea Company, Inc. Two Paragon Drive Montvale, New Jersey 07645

In the case of Pathmark Stockholders:
Marc A. Strassler Senior Vice President, Secretary and General Counsel Pathmark Stores, Inc. 200 Milik Street Carteret, New Jersey 07008

Second, you can complete and submit a new, later-dated proxy card. Third, you can attend the A&P special meeting or the Pathmark special meeting, as the case may be, and vote in person. Simply attending the meeting, however, will not revoke your proxy; you must vote at the meeting. Fourth, A&P stockholders, but not Pathmark stockholders, can authorize a proxy by telephone or through the Internet at a later time, but not later than 11:59 p.m. (Eastern Standard Time) on November 7, 2007 or the day before the meeting date if the special meeting is adjourned or postponed.

If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.
Q:	Should I send in my Pathmark or A&P stock certificates now?
A:	No. After the merger is completed, Pathmark stockholders will receive written instructions for exchanging their stock certificates.
A&P stockholders will continue to hold their A&P stock certificates following the merger and are not required to take any action with respect to their A&P stock certificates.
Q:	Who can help answer my questions?
A:	A&P Stockholders. If you have any questions about the A&P special meeting or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, please contact:
Investor Relations The Great Atlantic & Pacific Tea Company, Inc. Two Paragon Drive Montvale, New Jersey 07645 Telephone: (201) 573-9700
or:
Mackenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 Telephone: (800) 322-2885

Pathmark Stockholders. If you have any questions about the Pathmark special meeting or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, please contact:

Investor Relations Pathmark Stores, Inc. 200 Milik Street Carteret, New Jersey 07008 Telephone: (732) 499-3000
or:
Mellon Investor Services LLC 480 Washington Boulevard, 27th Floor Jersey City, New Jersey 07310 Telephone: (800) 580-6412

SUMMARY

The following summary highlights selected information from this joint proxy statement/ prospectus and may not contain all of the information that may be important to you. Accordingly, stockholders are encouraged to carefully read this entire joint proxy statement/prospectus, its annexes and the documents referred to or incorporated by reference into this joint proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Merger (Page 40)

On March 4, 2007, A&P, Merger Sub, a newly formed, wholly owned subsidiary of A&P, and Pathmark entered into the merger agreement, pursuant to which A&P will acquire Pathmark and its subsidiaries through the merger of Merger Sub with and into Pathmark. After the merger, Pathmark will be the surviving corporation and a wholly owned subsidiary of A&P. Shares of A&P common stock received by Pathmark stockholders in the merger will be listed on the NYSE under the symbol “GAP.” After completion of the merger, shares of A&P common stock will continue to be traded on the NYSE, but shares of Pathmark common stock will no longer be publicly listed or traded. Upon completion of the merger, approximately 86% of A&P common stock will be held by existing A&P stockholders and approximately 14% will be held by former Pathmark stockholders on a fully diluted basis.

Merger Consideration (Page 107)

Pathmark Common Stock

Pursuant to the merger, each share of Pathmark common stock will be converted into the right to receive (i) 0.12963, which we refer to as the “exchange ratio,” of a share of A&P common stock and (ii) $9.00 in cash, which we refer to as the “per share cash consideration,” without interest. No fractional shares of A&P common stock will be issued in connection with the merger; holders of Pathmark common stock will receive cash in lieu of any fractional shares of A&P common stock they otherwise would have received in the merger.

The exchange ratio is a fixed ratio, which means that it will not change between now and the time the merger is completed. Therefore, the market value of the A&P common stock received by Pathmark stockholders in the merger will depend on the market price of A&P common stock at the time the merger is completed.

For example, a Pathmark stockholder owning 1,000 shares of Pathmark common stock would receive total consideration of $9,000.00 in cash and 129 shares of A&P common stock, plus a cash payment, in lieu of the fractional interest of 0.63 shares of A&P common stock that would otherwise be receivable, determined by multiplying (i) the number of fractional shares of A&P common stock otherwise receivable by such holder, or 0.63 shares in this example, by (ii) the closing price of the A&P common stock on the NYSE on the trading day immediately prior to the closing date.

Treatment of Pathmark Stock Options, Warrants and Equity-Based Awards

Outstanding Pathmark stock options granted under Pathmark stock compensation plans will become fully vested and exercisable no less than fifteen days prior to the closing date of the merger. Outstanding Pathmark stock options at the closing date of the merger and granted under Pathmark stock compensation plans, other than certain options described in the next paragraph, will be canceled. Any stock options with exercise prices less than the per share closing price of Pathmark common stock on the last trading day immediately prior to the closing date will entitle their holders to receive a lump sum cash payment to be paid as soon as practicable after the completion of the merger, in an amount based on the Pathmark closing price, as described in more detail under “Adoption of the Merger Agreement (Pathmark Proposal 1)—The Merger Agreement—Treatment of Pathmark Stock Options, Warrants and Other Equity-Based Awards.” Any stock options with exercise prices equal to or greater than the Pathmark closing price will be canceled for no consideration.

With respect to Pathmark stock options that were granted under Pathmark stock plans prior to June 9, 2005, Pathmark has agreed to use commercially reasonable efforts to obtain consents to cancel any such options with exercise prices less than the Pathmark closing price on the last trading day immediately prior to the closing date in exchange for a lump sum cash payment as described in the previous paragraph. Any such Pathmark stock options not canceled and cashed out, or with exercise prices equal to or greater than the Pathmark closing price, will be converted into an option to purchase, on the same terms and conditions, a number of shares of A&P common stock and at an exercise price determined as described under “Adoption of the Merger Agreement (Pathmark Proposal 1)—The Merger Agreement—Treatment of Pathmark Stock Options, Warrants and Other Equity-Based Awards.”

Outstanding awards of Pathmark restricted stock units or restricted stock will become fully vested and will be converted into the right to receive a lump sum cash payment equal to the product of (a) the number of shares of Pathmark common stock subject to the award immediately prior to the closing and (b) the closing price of Pathmark common stock on the last trading day before the closing date, as described in more detail under “Adoption of the Merger Agreement (Pathmark Proposal 1)—The Merger Agreement—Treatment of Pathmark Stock Options, Warrants and Other Equity- Based Awards.”

The Yucaipa Investors’ existing Series A and Series B Warrants to purchase Pathmark common stock will be exchanged for warrants to purchase A&P common stock. See “Adoption of the Merger Agreement (Pathmark Proposal 1)—Yucaipa Warrant Agreement.”

A&P will assume the obligations of Pathmark under the Warrant Agreement dated as of September 19, 2000 between Pathmark and ChaseMellon Shareholder Services, LLC (the “2000 Warrant Agreement”), and the warrants issued thereunder, so that the holders of the assumed warrants will have the right to purchase A&P common stock on the terms and subject to the conditions set forth in the 2000 Warrant Agreement and the warrants thereunder.

Recommendations of the Boards of Directors

A&P (page 67). The A&P board of directors has determined that entering into the merger agreement is advisable and in the best interests of A&P and has unanimously approved the merger agreement and the transactions it contemplates, recommended that its stockholders approve the issuance of A&P common stock pursuant to the merger agreement, and declared entering into the merger agreement advisable. For the factors considered by the A&P board of directors in reaching its decision to approve, and declare the advisability of entering into, the merger agreement and the transactions it contemplates, see “Adoption of the Merger Agreement (Pathmark Proposal 1)—The Merger—A&P’s Reasons for the Merger; Recommendation of the A&P Board of Directors.” The A&P board of directors unanimously recommends that the A&P stockholders vote “FOR” the proposal to approve the issuance of shares of A&P common stock pursuant to the merger agreement, and “FOR” the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies.

Pathmark (page 63). The Pathmark board of directors has determined that the merger is fair to and in the best interests of Pathmark and its stockholders and has unanimously approved the merger agreement and the transactions it contemplates, including the merger, and has declared the merger agreement advisable. For the factors considered by the Pathmark board of directors in reaching its decision to approve, and declare the advisability of entering into, the merger agreement and the transactions it contemplates, see “Adoption of the Merger Agreement (Pathmark Proposal 1)—The Merger—Pathmark’s Reasons for the Merger; Recommendation of the Pathmark Board of Directors.” The Pathmark board of directors unanimously recommends that the Pathmark stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger, and “FOR” the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies.

Opinions of Financial Advisors

A&P (page 79). In deciding to approve the merger and advise that A&P stockholders approve the share issuance, the A&P board of directors considered the opinion of its financial advisor, J.P. Morgan Securities Inc., which we refer to as “JPMorgan,” provided to the A&P board of directors on March 4, 2007, that as of the date of the opinion, and based on and subject to the qualifications, assumptions and limitations set forth therein, the merger consideration to be paid by A&P was fair, from a financial point of view, to A&P. A copy of the opinion of JPMorgan is attached to this document as Annex G. A&P stockholders should read the opinion completely and carefully to understand, among other things, the assumptions made, procedures followed, matters considered and limits on the review undertaken by JPMorgan in providing its opinion. Additionally, A&P agreed to pay JPMorgan a transaction fee in connection with the merger, a significant portion of which is payable upon completion of the merger. The JPMorgan opinion is not a recommendation as to how any stockholder of A&P should vote with respect to the A&P share issuance or any other matter.

Pathmark (page 69). In deciding to approve the merger and advise that Pathmark stockholders approve and adopt the merger agreement, the Pathmark board of directors considered the opinion of its financial advisor, Citigroup Global Markets Inc., which we refer to as “Citigroup,” provided to the Pathmark board of directors on March 4, 2007, that as of the date of the written opinion and based upon and subject to the considerations and limitations set forth in its written opinion, its work described in the written opinion and other factors it deemed relevant, the merger consideration was fair, from a financial point of view, to the holders of Pathmark common stock (other than the Yucaipa Group, as defined below). A copy of the opinion of Citigroup is attached to this document as Annex H. Pathmark stockholders should read the opinion completely and carefully to understand, among other things, the assumptions made, procedures followed, matters considered and limits on the review undertaken by Citigroup in providing its opinion. Additionally, Pathmark agreed to pay Citigroup a transaction fee in connection with the merger, a significant portion of which is payable upon completion of the merger. The Citigroup opinion is not a recommendation as to how any stockholder should vote with respect to the proposal to approve and adopt the merger agreement or any other matter.

Interests of Certain Persons in the Merger (Page 85)

Some of the members of A&P’s and Pathmark’s management, certain members of their boards of directors and certain of their significant stockholders have interests in the merger that are different from, or in addition to, the interests of A&P and Pathmark stockholders generally.

These interests include the right of certain of Pathmark’s executive officers to receive severance payments and benefits under the terms of existing severance agreements and the acceleration of vesting of Pathmark stock options and other equity-based awards as a result of the merger.

The Yucaipa Companies LLC (“Yucaipa Companies”), an affiliate of the Yucaipa Investors, will receive a fee in connection with termination of the Management Services Agreement dated March 23, 2005 with Pathmark (the “Management Services Agreement”) and Yucaipa Advisors, LLC (“Yucaipa Advisors”), also an affiliate of the Yucaipa Investors, will receive a transaction fee for services rendered in connection with the merger. In addition, warrants to purchase Pathmark common stock owned by the Yucaipa Investors will be converted into warrants to purchase A&P common stock and the Yucaipa Investors will receive certain registration rights for A&P shares acquired by the Yucaipa Investors in connection with the merger and those issuable upon conversion of the Yucaipa Investors’ warrants.

In addition, subject to certain conditions, in connection with the merger, Gregory Mays, a director of Pathmark, will be elected by the existing A&P directors to fill the existing vacant position on the A&P board of directors without stockholder action, as provided for under the director election provisions in accordance with the bylaws of A&P and Maryland law.

The Pathmark board of directors was aware of these interests and considered them, among other matters, in approving and declaring the advisability of the merger agreement.

The largest stockholder of A&P, Tengelmann, has entered into a stockholder agreement with A&P whereby Tengelmann will have certain approval, registration, preemptive and other rights after the merger as described in more detail under “Adoption of the Merger Agreement (Pathmark Proposal 1)—Tengelmann Stockholder Agreement.” Tengelmann and A&P have also agreed to negotiate in good faith to enter into a services agreement for services rendered by Tengelmann to A&P from time to time in exchange for reasonable compensation as agreed by Tengelmann and A&P.

The A&P board of directors was aware of these interests and considered them, among other matters, in approving and declaring the advisability of the merger agreement and the A&P share issuance.

Directors and Officers Following Completion of the Merger (Page 109)

Following the merger, Christian Haub, Executive Chairman of A&P, will continue as Executive Chairman of A&P; Eric Claus, President and CEO of A&P, will also maintain those same positions at A&P. Four directors who were serving on A&P’s board immediately prior to the closing of the merger and were not designated for nomination by Tengelmann will continue in their current positions and four directors will be designated for nomination to A&P’s board by Tengelmann. Gregory Mays, a director of Pathmark, will be elected to the A&P board of directors by the existing A&P directors, subject to certain conditions, as provided for under the bylaws of A&P and Maryland law.

Financing (Page 95)

A&P estimates that the total amount of funds necessary to pay the cash portion of the merger consideration will be approximately $485.5 million. A&P expects that this amount will be provided through a combination of (i) $190.0 million of net cash proceeds from the sale of 6,350,000 of its shares of Metro, Inc. (“Metro”) common stock, which A&P received in connection with the August 2005 sale of its Canadian operations to Metro, a Canadian supermarket and pharmacy operator, and (ii) up to $780.0 million in senior secured notes (or, if the offering of senior secured notes is not completed on or prior to the closing of the merger, up to $780.0 million under a senior secured bridge credit facility). On March 13, 2007, A&P sold 6,350,000 shares of its holdings in Metro for net cash proceeds of approximately $203.5 million. A&P continues to hold approximately 11.7 million Metro shares. The merger is not conditioned on receipt of financing by A&P. Bank of America, N.A. (“Bank of America”), Banc of America Bridge LLC (“Banc of America Bridge”), Banc of America Securities LLC (“BAS”), Lehman Brothers Commercial Bank (“LBCB”), Lehman Brothers Inc. (“Lehman”) and Lehman Commercial Paper Inc. (“LCPI”) have entered into a commitment letter with A&P whereby (i) Bank of America has committed to provide a $615.0 million senior secured revolving credit facility (the “ABL Facility”) to finance the working capital of A&P and certain of its subsidiaries (including Pathmark) upon consummation of the merger and (ii) Banc of America Bridge and LBCB have severally committed to provide in the aggregate up to $780.0 million of senior secured loans (the “Bridge Facility” and together with the ABL Facility, the “Facilities”) as “bridge” or interim financing to senior secured notes which may be issued by A&P and/or certain of its subsidiaries for the purpose of refinancing advances made under the Bridge Facility.

Governmental and Regulatory Approvals (Page 98)

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, which we refer to as the “HSR Act,” the merger may not be consummated unless a waiting period has expired or been terminated and there can be no assurances that such expiration or termination will be obtained. A&P and Pathmark filed the required notification and report forms with the Antitrust Division of the Department of Justice and the Federal Trade Commission regarding the merger on March 19, 2007. On April 18, 2007, A&P and Pathmark each received a request for additional information and documentary materials, which we refer to as the “Second Request,” from the Federal Trade Commission. As a result of the Second

Request, A&P cannot complete the merger under the HSR Act until the earlier of (i) 30 days after both parties substantially comply with the Second Request (or on the next regular business day if the 30th day falls on a Saturday, Sunday or legal public holiday), unless that waiting period is extended by agreement between A&P and the Federal Trade Commission, or (ii) when the Federal Trade Commission terminates its review of the merger. On May 21, 2007, A&P announced that it had entered into a timing agreement with the Federal Trade Commission, pursuant to which A&P agreed, subject to certain conditions, to not (i) certify that they have substantially complied with the Second Request prior to June 30, 2007, or (ii) consummate the merger for at least 60 days following the date that A&P and Pathmark substantially comply with the Second Request. On July 13, 2007, A&P and Pathmark each certified substantial compliance with the Federal Trade Commission in response to the Second Request. On August 7, 2007, A&P and Pathmark entered into an extension of the timing agreement with the Federal Trade Commission pursuant to which A&P and Pathmark agreed, subject to certain conditions, that they will not consummate A&P’s acquisition of Pathmark before 11:59 p.m. on September 25, 2007. On September 20, 2007, A&P and Pathmark entered into an agreement with the Federal Trade Commission pursuant to which A&P agreed to provide the Federal Trade Commission notice of its intention to consummate A&P’s acquisition of Pathmark at least two weeks prior to closing such transaction. A&P and Pathmark further agreed to give such notice to the Federal Trade Commission no sooner than October 5, 2007.

Conditions to the Merger (Page 120)

The obligations of A&P and Pathmark to complete the merger are subject to the satisfaction or waiver of a number of conditions, including:

•

the receipt of the required approval of Pathmark stockholders to adopt the merger agreement and the required approvals of A&P stockholders to approve the issuance of A&P common stock in the merger and an amendment to A&P’s charter to exempt the transactions contemplated by the merger agreement and the agreements entered into in connection therewith from the preemptive rights provisions of the A&P charter. (At A&P’s annual meeting of stockholders on July 19, 2007, A&P stockholders approved an amendment to eliminate such provisions from A&P’s charter.);

•	the expiration or termination of the waiting period applicable to the merger under the HSR Act, including any extension of the waiting period;

•	the approval for listing of the shares of A&P common stock to be issued in connection with the merger on the NYSE;

•	the continued effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part; and

•

other customary conditions set forth in the merger agreement, including the accuracy of representations and warranties set forth in the merger agreement; the performance of obligations under the merger agreement; and the absence of orders, injunctions or other legal restraints or prohibitions preventing completion of the merger.

In addition, A&P’s obligation to complete the merger is subject to the conditions that the aggregate number of shares of Pathmark stock held by Pathmark stockholders who are entitled to demand, and who properly demand, an appraisal of such holders’ shares in accordance with Section 262 of the General Corporation Law of the State of Delaware, which we refer to as the “DGCL” (and who comply in all other respects with Section 262), does not exceed 10% of the shares of Pathmark common stock outstanding immediately prior to the completion of the merger; that there be no pending or threatened legal action or similar proceeding seeking to restrain or prohibit the merger, impose certain limitations on implementing the merger or which has had or would reasonably be expected to have a material adverse effect with respect to Pathmark; that no material adverse effect has occurred or would reasonably be expected to occur with respect to Pathmark; and that the Management Services Agreement and related consulting agreement have been terminated pursuant to their terms.

Restrictions on Solicitation of Other Offers (Page 114)

Subject to certain exceptions, the merger agreement restricts Pathmark, its subsidiaries and their respective directors, officers and other representatives from soliciting or knowingly encouraging or facilitating third-party proposals to acquire Pathmark or from entering into, initiating or participating in any discussions or negotiations, furnishing any nonpublic information or assisting or knowingly encouraging any third party with respect to such proposals. Under certain circumstances, however, if Pathmark receives an unsolicited acquisition proposal from a third party, Pathmark may furnish nonpublic information to, and engage in negotiations with, that third party, subject to specified conditions.

Termination of the Merger Agreement (Page 121)

A&P and Pathmark may terminate the merger agreement without completing the merger by agreement in writing at any time, even after the Pathmark stockholders have voted to adopt the merger agreement and the A&P stockholders have approved the issuance of A&P common stock and the A&P charter amendment. The merger agreement may also be terminated at any time prior to the effective time of the merger in other specified circumstances, including:

•	by either A&P or Pathmark if:

•	the merger is not completed by the outside date of March 4, 2008 (the “Outside Date”), which date may be extended once for a period up to ninety days under certain circumstances;

•

Pathmark stockholders fail to adopt the merger agreement at the Pathmark special meeting or A&P stockholders fail to approve both the issuance of A&P common stock in the merger and the A&P charter amendment at the A&P special meeting. (At A&P’s annual meeting of stockholders on July 19, 2007, A&P stockholders approved an amendment to eliminate such provisions from A&P’s charter.);

•	a governmental entity issues an order, injunction or other legal restraint or prohibition preventing completion of the merger; or

•

the other party breaches or fails to perform any representation, warranty, covenant or agreement in the merger agreement which breach or failure to perform would cause the failure of a closing condition which is not curable or is not cured following notice; or

•	by A&P if:

•	prior to the Pathmark special meeting, the Pathmark board of directors withdraws, modifies or qualifies in a manner adverse to A&P its recommendation of the merger; or

•

on September 4, 2007 or on December 4, 2007, the A&P board of directors elects to terminate the merger agreement based on its good faith determination that completing the merger would be reasonably likely to require divesting stores, businesses or other assets of A&P and Pathmark in excess of an aggregate of $36.0 million of scheduled store level cashflow, subject to requirements to discuss the determination with Pathmark and to pay certain fees and expenses, if applicable, as described under “—Termination fees and expenses”; or

•	by Pathmark if:

•

A&P fails to obtain $190.0 million of net cash proceeds by June 2, 2007 from the sale of Metro common stock or A&P common stock and/or preferred stock (on March 13, 2007, A&P sold 6,350,000 shares of its holdings in Metro for proceeds of approximately $203.5 million) or such amount fails to remain unencumbered and held separately to pay the merger consideration; or

•

the marketing period provided under the merger agreement to arrange the debt financing for the merger has expired, the conditions to the completion of the merger have been satisfied or waived and A&P does not have available funds to pay the aggregate cash consideration payable in the merger.

Termination Fees and Expenses (Page 123)

Pathmark will pay A&P a termination fee of $25.0 million in connection with the termination of the merger agreement in certain circumstances involving a competing acquisition proposal by a third party or a change in the Pathmark board of directors’ recommendation of the merger to Pathmark’s stockholders.

In addition, A&P has agreed to pay Pathmark termination fees under the following circumstances:

•

a $25.0 million termination fee, referred to as the “Nine-Month Termination Fee,” if (i) A&P terminates the merger agreement on December 4, 2007 because A&P has determined in good faith, subject to certain requirements, that required divestitures would be reasonably likely to exceed $36.0 million of aggregate scheduled store level cashflow or (ii) A&P or Pathmark terminates the merger agreement after September 4, 2007 and on or before December 4, 2007 because any court or other governmental entity has restrained or prohibited completion of the merger at the request of any person seeking relief under antitrust laws;

•

a $50.0 million termination fee, referred to as the “One-Year Termination Fee,” if (i) March 4, 2008 has been reached and (a) the Outside Date for completing the merger has not been extended, (b) the antitrust-related conditions to closing the merger have not been satisfied and (c) A&P or Pathmark terminates the merger agreement because of failure to complete the merger by the Outside Date or (ii) A&P or Pathmark terminates the merger agreement after December 4, 2007 and on or before March 4, 2008 because any court or other governmental entity has restrained or prohibited completion of the merger at the request of any person seeking relief under antitrust laws;

•

a $75.0 million termination fee, referred to as the “Extension Termination Fee,” if (i) the Outside Date for completing the merger has been extended and A&P or Pathmark terminates the merger agreement because of failure to complete the merger by the extended Outside Date or (ii) A&P or Pathmark terminates the merger agreement after March 4, 2008 because any court or other governmental entity has restrained or prohibited completion of the merger at the request of any person seeking relief under antitrust laws;

•

a $50.0 million termination fee if Pathmark terminates the merger agreement because of A&P’s failure to obtain $190.0 million of net cash proceeds by June 2, 2007 from the sale of Metro common stock or A&P common stock and/or preferred stock (on March 13, 2007, A&P sold 6,350,000 shares of its holdings in Metro for proceeds of approximately $203.5 million) or because such amount fails to remain unencumbered and held separately to pay the merger consideration; and

•

a $50.0 million termination fee if Pathmark terminates the merger agreement on or prior to March 4, 2008 (or $75.0 million if so terminated after March 4, 2008) because (i) A&P does not have available funds to pay the aggregate cash consideration payable in the merger, (ii) the marketing period provided under the merger agreement to arrange the debt financing for the merger has expired and (iii) the conditions to the completion of the merger have been satisfied or waived.

If A&P or Pathmark terminates the merger agreement because of the failure of the Pathmark stockholders to adopt the merger agreement at the Pathmark special meeting, then Pathmark must pay A&P all filing fees paid by A&P under the HSR Act as well as legal fees and expenses incurred by A&P in connection with the merger agreement and the transactions contemplated thereby. This payment of fees and expenses will reduce the amount of any termination fees to be paid by Pathmark.

If A&P or Pathmark terminates the merger agreement because of the failure of the A&P stockholders to approve both the issuance of the A&P common stock pursuant to the merger agreement and the A&P charter amendment at the A&P special meeting or if A&P terminates the merger agreement on September 4, 2007, pursuant A&P’s right to terminate the merger agreement under certain circumstances if A&P determines that it is reasonably likely that divestitures required to meet antitrust requirements would exceed $36.0 million of aggregate scheduled store level cashflow, then A&P must pay Pathmark the legal fees and expenses incurred by Pathmark in connection with the merger agreement and the transactions contemplated thereby. (At A&P’s annual meeting of stockholders on July 19, 2007, A&P stockholders approved an amendment to eliminate such provisions from A&P’s charter.)

Certain Material United States Federal Income Tax Consequences (Page 100)

The receipt of the merger consideration, or cash pursuant to the exercise of dissenters’ rights, by Pathmark stockholders in exchange for Pathmark common stock will be a taxable transaction for United States federal income tax purposes.

You should read “Adoption of the Merger Agreement (Pathmark Proposal 1)—The Merger—Certain Material United States Federal Income Tax Consequences” for a more complete discussion of the United States federal income tax consequences of the merger. Tax matters are complicated and the tax consequences of the merger to you will depend on the facts of your particular situation. Because individual circumstances may differ, we urge you to consult with your tax advisor as to the specific tax consequences of the merger to you, including the applicability of United States federal, state, local, foreign and other tax laws.

Comparison of Stockholders’ Rights (Page 143)

As a result of the merger, the holders of Pathmark common stock will become holders of A&P common stock. Following the merger, Pathmark stockholders will have different rights as stockholders of A&P than as stockholders of Pathmark due to differences between the laws of the states of incorporation and the different provisions of the governing documents of A&P and Pathmark. See “Adoption of the Merger Agreement (Pathmark Proposal 1)—Comparison of Stockholders’ Rights.”

Comparative Stock Prices and Dividends (Page 23)

Shares of A&P common stock are listed on the NYSE under the symbol “GAP.” Shares of Pathmark common stock are listed on the NASDAQ Global Market (“NASDAQ”) under the symbol “PTMK.” The following table presents the last reported sale prices of A&P common stock and Pathmark common stock, as reported on:

•	February 26, 2007, the last full trading day before both A&P and Pathmark issued press releases regarding a potential business combination involving the companies;

•	March 2, 2007, the last full trading day prior to the public announcement of the merger agreement; and

•	October 8, 2007, the last full trading day prior to the printing date of this proxy statement/prospectus.

The table also presents the equivalent value of the merger consideration per share of Pathmark common stock on those dates.

	A&P Common Stock	Pathmark Common Stock	Equivalent Price Per Share of Pathmark Common Stock(1)
February 26, 2007	$30.87	$12.05	$13.00
March 2, 2007	$30.86	$11.25	$13.00
October 8, 2007	$31.69	$12.96	$13.11

(1)

Calculated by adding (i) the cash portion of the merger consideration, or $9.00, and (ii) the A&P closing per share stock price on February 26, 2007, March 2, 2007 or October 8, 2007 (as the case may be) multiplied by 0.12963.

Trading prices of A&P and Pathmark common stock and, consequently, the value of the merger consideration will fluctuate prior to the closing date of the merger, and A&P and Pathmark stockholders are urged to obtain current market quotations prior to making any decision with respect to how such stockholders will vote regarding the merger or the A&P share issuance proposal, as the case may be.

Although A&P declared and paid a special one-time dividend to its stockholders of record on April 17, 2006 equal to $7.25 per share in April 2006, A&P’s policy is to not pay dividends. As such, A&P has not paid any dividends, other than the special one-time dividend paid in 2006, during the previous four years and does not intend to pay dividends in the normal course of business in fiscal 2007. A&P is permitted, however, under the terms of its credit agreements, to pay cash dividends on shares of common stock.

Pathmark did not pay any cash dividends to its stockholders during fiscal 2006 and does not currently anticipate paying cash dividends during fiscal 2007. Pathmark is prohibited from paying cash dividends to holders of Pathmark common stock under the terms of its amended and restated $250 million senior secured credit facility dated as of October 1, 2004, as amended, with a group of lenders led by Fleet Retail Group. In addition, Pathmark is restricted from paying cash dividends to holders of Pathmark common stock under the indenture governing its $350 million 8.75% Senior Subordinated Notes, due 2012.

Appraisal Rights (Page 102)

Under Delaware law, if the merger is completed, Pathmark stockholders of record who demand an appraisal of their shares, do not vote in favor of the merger and properly perfect their appraisal rights pursuant to, and in accordance with, Section 262 of the DGCL (and do not subsequently lose or withdraw such rights) will be entitled to receive payment in cash for the judicially determined fair value of their shares of Pathmark common stock plus a fair rate of interest, if any, on the amount determined to be the fair value of the shares. The relevant provisions of the DGCL relating to the rights of Pathmark stockholders to such appraisal are included as Annex J to this joint proxy statement/prospectus.

The A&P Special Meeting (Page 32)

The A&P special meeting will be held at The Woodcliff Lake Hilton, 200 Tice Boulevard, Woodcliff Lake, New Jersey, on November 8, 2007, at 9:00 a.m., Eastern Standard Time, for the following purposes:

•	to consider and vote on a proposal to approve the issuance of A&P common stock pursuant to the merger agreement;

•	to consider and vote on a proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies; and

•	to transact any other business that may properly be brought before the A&P special meeting and any adjournments or postponements thereof.

Only record holders of A&P common stock at the close of business on October 8, 2007 will be entitled to vote at the A&P special meeting. Each share of A&P common stock is entitled to one vote for each matter presented at the meeting. As of the record date of October 8, 2007, there were 41,960,817 shares of A&P common stock entitled to vote at the A&P special meeting.

The stock issuance proposal requires the affirmative vote of a majority of all votes cast by the holders of common stock at a meeting, provided that the total votes cast represent at least a majority of the outstanding shares entitled to vote on the proposal. Because approval is based on the affirmative vote of a majority of votes cast, an A&P stockholder’s failure to vote will not affect the outcome of the vote to approve the issuance of A&P common stock in connection with the merger, assuming the total votes cast on the proposal represent at least a majority of all shares entitled to vote on the proposal. Because the NYSE treats abstentions as votes cast with respect to the proposal to issue shares of A&P common stock pursuant to the merger agreement, an abstention will have the same effect as a vote “AGAINST” this proposal. Abstentions will be counted for the purposes of determining whether a quorum exists at the A&P special meeting.

The proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies requires the affirmative vote of a majority of the votes cast by the holders of A&P common stock at the special meeting. Therefore, an A&P stockholder’s failure to vote or an abstention will have no effect on the outcome of the vote on such proposal.

As of the A&P record date, directors and executive officers of A&P and their affiliates had the right to vote 22,222,970 shares of A&P common stock, or approximately 52.96% of the outstanding A&P common stock entitled to be voted at the A&P special meeting.

Tengelmann has agreed to vote all of its shares of A&P common stock, approximately 53% of the outstanding A&P common stock as of the A&P record date, in favor of the issuance of A&P common stock in the merger. This means that the approval of the issuance of the A&P common stock pursuant to the merger agreement is assured.

The Pathmark Special Meeting (Page 35)

The Pathmark special meeting will be held at Pathmark’s corporate headquarters, 200 Milik Street, Carteret, New Jersey 07008, on November 8, 2007, at 10:00 a.m., Eastern Standard Time, for the following purposes:

•	to consider and vote upon a proposal to adopt the merger agreement and the transactions contemplated thereby, including the merger;

•	to consider and vote upon a proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies; and

•	to consider and vote on such other matters as may properly be brought before the Pathmark special meeting and any adjournments or postponements thereof.

Only record holders of Pathmark common stock at the close of business on October 8, 2007 will be entitled to vote at the Pathmark special meeting. Each share of Pathmark common stock is entitled to one vote for each matter presented at the meeting. As of the record date of October 8, 2007, there were 52,558,999 shares of Pathmark common stock entitled to vote at the Pathmark special meeting.

The proposal to adopt the merger agreement and the transactions contemplated thereby, including the merger, requires an affirmative vote of the holders of a majority of the outstanding shares of Pathmark common stock entitled to vote at the Pathmark special meeting. A Pathmark stockholder’s failure to vote or an abstention will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement and the transactions contemplated thereby, including the merger, because approval is based on the affirmative vote of a majority of shares outstanding and entitled to vote. The proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies requires the affirmative vote of the holders of a majority of the shares of common stock present or represented at the special meeting and entitled to vote thereon. Accordingly, an abstention on the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies will have the same effect as a vote “AGAINST” that proposal, but the failure to attend the meeting and vote in person, to submit a proxy, or to provide voting instructions to your bank, brokerage firm or nominee will have no effect on the outcome of the proposal.

As of the Pathmark record date, directors and executive officers of Pathmark had the right to vote 661,567 shares of Pathmark common stock, or approximately 1.26% of the outstanding Pathmark common stock entitled to be voted at the Pathmark special meeting.

The Yucaipa Investors have agreed to vote shares of Pathmark common stock that they own as of the Pathmark record date in favor of adoption of the merger agreement and the transactions contemplated thereby, including the merger, provided that these voting obligations do not apply to any other shares owned by the Yucaipa Investors in excess of 33% of the outstanding Pathmark common stock. The remaining shares owned by the Yucaipa Investors may be voted in the Yucaipa Investors’ discretion, although the Yucaipa Investors have expressed their present intention to vote all of the Pathmark shares they own (approximately 38% of the outstanding Pathmark common stock as of the Pathmark record date) in favor of the adoption of the merger agreement.

Information about the companies

A&P

The address and telephone number of the executive offices are:

Two Paragon Drive
Montvale, New Jersey 07645
(201) 573-9700

A&P is a Maryland corporation and is engaged in the retail food business. A&P operated over 400 stores averaging over 40,000 square feet per store as of February 24, 2007.

Operating under the trade names A&P, Super Fresh, Sav-A-Center, Farmer Jack, Waldbaum’s, Super Foodmart, Food Basics and The Food Emporium, A&P sells groceries, meats, fresh produce and other items commonly offered in supermarkets. In addition, many stores have bakery, delicatessen, pharmacy, floral, fresh fish and cheese departments and on-site banking. National, regional and local brands are sold, as well as private label merchandise. In support of A&P’s retail operations, A&P sells other private-label products in its stores under other brand names of A&P which include, without limitation, America’s Choice, Master Choice, Health Pride and Savings Plus.

Merger Sub

The address and telephone number of the executive offices are:

Two Paragon Drive
Montvale, New Jersey 07645
(201) 573-9700

Merger Sub is a Delaware corporation and a wholly owned subsidiary of A&P. Merger Sub was organized on February 22, 2007 solely for the purpose of effecting the merger with Pathmark. It has not carried on any activities other than in connection with the merger agreement.

Pathmark

The address and telephone number of the executive offices are:

200 Milik Street
Carteret, New Jersey 07008
(732) 499-3000

Pathmark is a Delaware corporation and is a leading supermarket chain in the densely populated New York-New Jersey and Philadelphia metropolitan areas, operating as a single segment with 141 stores. All of its stores are located within 100 miles of its corporate office in Carteret, New Jersey, and of its company-operated and outsourced distribution facilities. Pathmark was incorporated in Delaware in 1987 and is the successor by merger to a business established in 1966.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF A&P

The following table sets forth selected historical consolidated financial information and other data of A&P for the periods presented. The selected financial information as of February 22, 2003, February 28, 2004, February 26, 2005, February 25, 2006 and February 24, 2007, and for each of the five fiscal years then ended, has been derived from A&P’s consolidated financial statements audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The selected historical financial and other data of A&P for the first quarters ended June 16, 2007 and June 17, 2006 presented below has been derived from A&P’s unaudited consolidated financial statements, which, in the opinion of management, reflect all adjustments, consisting of only normal, recurring adjustments, necessary for a fair presentation of such data and which have been prepared in accordance with the same accounting principles followed in the presentation of the A&P audited financial statements for the year ended February 24, 2007. The operating results for the quarter ended June 16, 2007 are not necessarily indicative for the results that may be expected for the fiscal year. This financial information and other data should be read in conjunction with the audited and unaudited consolidated financial statements of A&P, including the notes thereto, incorporated in this joint proxy statement/prospectus by reference. See “Where You Can Find More Information.”

	Fiscal Quarter Ended		Fiscal Year Ended
	June 16, 2007	June 17, 2006	February 24, 2007(a)(b)	February 25, 2006(a)(b)	February 26, 2005	February 28, 2004	February 22, 2003
	(In millions, except per share and “Other” amounts)
Operating Results
Sales	$1,986.9	$1,994.4	$6,437.7	$8,345.9	$10,456.1	$10,518.9	$9,701.1
(Loss) income from operations	(114.2)	(10.8)	(40.0)	(306.2)	(63.8)	(133.4)	23.5
Depreciation and amortization	56.3	54.9	(167.7)	(196.2)	(255.7)	(263.1)	(238.9)
(Loss) gain on sale of Canadian operations	(0.3)	(0.3)	1.3	912.1	—	—	—
Interest expense(c)	(21.4)	(21.3)	(71.3)	(89.7)	(112.0)	(101.8)	(98.6)
Income (loss) from continuing operations	(26.1)	(8.6)	4.0	404.8	(172.7)	(202.4)	(197.8)
Income (loss) from discontinued operations	(17.0)	2.5	22.9	(12.2)	(15.4)	(53.5)	3.2
Income (loss) before cumulative effect of change in accounting principle	(43.1)	(6.1)	26.9	392.6	(188.1)	(148.9)	(194.6)
Cumulative effect of a change in accounting principle— FIN 46-R(d)	—	—	—	—	—	(8.0)	—
Net income (loss)	(43.1)	(6.1)	26.9	392.6	(188.1)	(156.9)	(194.6)
Per Share Data
Income (loss) from continuing operations—basic	(0.62)	(0.21)	0.10	10.04	(4.48)	(5.26)	(5.13)
Income (loss) from discontinued operations—basic	(0.41)	(0.06)	0.55	(0.30)	(0.40)	1.39	0.08
Cumulative effect of a change in accounting principle— FIN 46-R(d)	—	—	—	—	—	(0.21)	—
Net income (loss)—basic	(1.03)	(0.15)	0.65	9.74	(4.88)	(4.08)	(5.05)
Income (loss) from continuing operations—diluted	(0.62)	(0.21)	0.10	9.94	(4.48)	(5.26)	(5.13)
Income (loss) from discontinued operations—diluted	(0.41)	(0.06)	0.54	(0.30)	(0.40)	1.39	0.08
Cumulative effect of a change in accounting principle— FIN 46-R(d)	—	—	—	—	—	(0.21)	—
Net income (loss)—diluted	(1.03)	(0.15)	0.64	9.64	(4.88)	(4.08)	(5.05)
Cash dividends(e)	—	—	7.25	—	—	—	—
Book value per share(e)	13.35	9.30	10.36	16.32	6.03	10.20	13.39

See notes to selected financial data.

	Fiscal Quarter Ended		Fiscal Year Ended
	June 16, 2007	June 17, 2006	February 24, 2007(a)(b)	February 25, 2006(a)(b)	February 26, 2005	February 28, 2004	February 22, 2003
	(In millions, except per share and “Other” amounts)
Financial Position
Current assets	$944.3	$880.7	$748.9	$1,210.0	$1,164.7	$1,199.0	$1,121.4
Current liabilities	513.7	584.9	558.4	610.3	1,078.2	1,083.2	1,090.6
Working capital(e)	430.6	295.7	190.5	599.7	86.5	115.7	30.8
Current ratio(e)	1.94	1.51	1.34	1.98	1.08	1.11	1.03
Expenditures for property	(50.9)	(68.1)	208.2	191.1	216.1	161.0	242.4
Total assets	2,307.8	2,196.4	2,111.6	2,498.9	2,802.0	2,902.9	2,996.3
Current portion of long-term debt(f)	0.0	32.4	32.1	0.6	2.3	2.3	25.8
Current portion of capital lease obligations	1.6	2.0	1.6	2.3	8.3	15.9	13.8
Long-term debt(c)	254.2	284.8	284.2	246.3	634.0	642.3	803.3
Long-term portion of capital lease obligations	29.5	31.8	29.9	32.3	52.2	55.2	66.1
Total debt	285.3	351.0	347.8	281.4	696.8	715.7	909.0
Debt to total capitalization(i)	34%	48%	45%	30%	75%	65%	64%
Equity
Stockholders’ equity(g)	559.5	385.9	430.7	671.7	233.8	392.8	515.7
Weighted average shares outstanding—basic	41,801.4	41,280.6	41,430.6	40,301.1	38,558.6	38,516.8	38,494.8
Weighted average shares outstanding—diluted	42,259.8	41,839.3	41,902.3	40,725.9	38,558.6	38,516.8	38,494.8
Number of registered stockholders(e)(h)	4,698	4,479	4,649	4,916	5,289	5,469	5,751
Other(e)
Number of employees	36,184	28,779	38,000	38,000	73,000	74,185	78,710
New store openings	2	1	10	3	24	19	31
Number of stores at year end	403	405	406	405	647	633	695
Total store area (square feet)	16,466,870	16,494,793	16,538,410	16,508,969	25,583,138	24,724,168	26,817,650
Number of franchised stores served at year end	—	—	—	—	42	63	65
Total franchised store area (square feet)	—	—	—	—	1,375,611	2,048,016	2,066,401

(a)	At the close of business on August 13, 2005, A&P completed the sale of its Canadian business to Metro.

(b)

On February 27, 2005 the first day of A&P’s 2005 fiscal year, A&P adopted the Financial Accounting Standards Board Statement of Financial Accounting Standards (“SFAS”) No. 123(R) and recorded share-based compensation expense of $8.2 million and $9.0 million in fiscal 2006 and fiscal 2005, respectively.

(c)	In fiscal 2005, A&P repurchased the majority of its 7.75% Notes due April 15, 2007 and its 9.125% Senior Notes due December 15, 2011.

(d)

In fiscal 2003, the Financial Accounting Standards Board (“FASB”) issued revised interpretation No. 46, “Consolidation of Variable Interest Entities—an interpretation of ‘Accounting Research Bulletin No. 51.’  ” As of February 23, 2003, A&P adopted its guidance as A&P was deemed the primary beneficiary and included the franchise operations in A&P’s consolidated financial statements for fiscal 2003, fiscal 2004 and fiscal 2005.

(e)	Not derived from audited financial information.

(f)	In April 2007, A&P’s 7.75% Notes become due and payable in full.

(g)

On April 25, 2006, A&P paid a special one-time dividend to its stockholders of record on April 17, 2006 equal to $7.25 per share. This dividend payout totaling $299.1 million was recorded as a reduction of “Additional paid in capital” in A&P’s Consolidated Balance Sheets at February 24, 2007.

(h)	Actual number, not millions.

(i)	Calculated as total debt divided by the sum of total debt and stockholders’ equity.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF PATHMARK

The following table sets forth selected historical consolidated financial information and other data of Pathmark for the periods presented. The selected consolidated statements of income data for the fiscal years ended February 3, 2007, January 28, 2006 and January 29, 2005 and the selected consolidated balance sheet data as of February 3, 2007 and January 28, 2006 have been derived from Pathmark’s audited consolidated financial statements, incorporated by reference in this joint proxy statement/prospectus. The selected consolidated statements of income data for the fiscal years ended January 31, 2004 and February 1, 2003 and the selected consolidated balance sheet data as of January 29, 2005, January 31, 2004 and February 1, 2003 are derived from audited consolidated financial statements not included or incorporated by reference in this joint proxy statement/prospectus. The selected historical financial and other data of Pathmark for the 26 weeks ended August 4, 2007 and July 29, 2006 presented below was derived from Pathmark’s unaudited consolidated financial statements, which, in the opinion of management, reflect all adjustments, consisting of only normal, recurring adjustments, necessary for a fair presentation of such data and which have been prepared in accordance with the same accounting principles followed in the presentation of Pathmark’s audited financial statements for the year ended February 3, 2007. The operating results for the 26 weeks ended August 4, 2007 are not necessarily indicative of the results that may be expected for the fiscal year. This consolidated financial information and other data should be read in conjunction with the audited and unaudited consolidated financial statements of Pathmark, including the notes thereto, incorporated in this joint proxy statement/prospectus by reference. See “Where You Can Find More Information.”

	Fiscal Year-to-Date		Fiscal Year
	26 weeks ended August 4, 2007	26 weeks ended July 29, 2006	53 Weeks Ended February 3, 2007	52 Weeks Ended January 28, 2006	52 Weeks Ended January 29, 2005	52 Weeks Ended January 31, 2004	52 Weeks Ended February 1, 2003
	(In millions, except per share amounts)
Operating Results:
Sales:	$1,997.5	$2,001.4	$4058.0	$3977.0	$3978.5	$3,991.3	$3,937.7
Cost of goods sold	(1,411.9)	(1,427.0)	(2,875.2)	(2,846.3)	(2,846.1)	(2,852.6)	(2,816.7)

Gross profit	585.6	574.4	1,182.8	1,130.7	1,132.4	1,138.7	1,121.0
Selling, general and administrative expenses(a)	(538.6)	(520.9)	(1,056.8)	(1,040.9)	(984.9)	(953.9)	(944.4)
Depreciation and amortization(b)	(47.1)	(46.1)	(92.6)	(90.8)	(89.4)	(84.0)	(84.6)
Impairment of goodwill and long-lived assets(c)	(2.2)	—	—	—	(309.0)	—	—

Operating earnings (loss)	(2.3)	7.4	33.4	(1.0)	(250.9)	100.8	92.0
Interest expense, net(d)	(31.8)	(30.9)	(62.3)	(64.7)	(67.0)	(72.5)	(65.1)

Earnings (loss) before income taxes and cumulative effect of an accounting change	(34.1)	(23.5)	(28.9)	(65.7)	(317.9)	28.3	26.9
Income tax benefit (provision)(e)	6.8	9.3	10.6	25.6	9.3	(11.8)	(13.0)

Earnings (loss) before cumulative effect of an accounting change	(27.3)	(14.2)	(18.3)	(40.1)	(308.6)	16.5	13.9
Cumulative effect of an accounting change, net of tax(f)	—	—	—	—	—	—	(0.6)

Net earnings (loss)	$(27.3)	$(14.2)	$(18.3)	$(40.1)	$(308.6)	$16.5	$13.3

Weighted-average number of shares outstanding—basic	52.4	52.0	52.1	43.5	30.1	30.1	30.1

Weighted-average number of shares outstanding—diluted	52.4	52.0	52.1	43.5	30.1	30.4	30.4

Net earnings (loss) per share—basic	$(0.52)	$(0.27)	$(0.35)	$(0.92)	$(10.26)	$0.55	$0.44

Net earnings (loss) per share—diluted	$(0.52)	$(0.27)	$(0.35)	$(0.92)	$(10.26)	$0.54	$0.44

Same-store sales increase (decrease)	(0.3)%	0.2%	0.4%	(0.8)%	(0.8)%	1.2%	(1.7)%

Capital expenditures, including property acquired under capital leases and technology investments	$36.1	$34.7	$71.8	$64.5	$119.0	$79.3	$121.1

See notes to selected historical financial and other data of Pathmark.

	At
	August 4, 2007	July 29, 2006	February 3, 2007	January 28, 2006	January 29, 2005	January 31, 2004	February 1, 2003
Financial Position:
Total assets(g)	$1,125.5	$1,225.7	$1,132.4	$1,254.6	$1,253.4	$1,520.9	$1,522.6
Cash and cash equivalents	33.2	61.8	28.1	73.4	42.6	8.9	11.3
Debt (excluding capital lease obligations)	462.1	424.2	448.2	425.9	481.2	428.4	451.7
Capital lease obligations	164.8	174.1	169.8	179.6	193.4	196.5	201.2
Total debt, including capital lease obligations	626.9	598.3	618.0	605.5	674.6	624.9	652.9
Stockholders’ equity(g)	102.6	161.6	128.4	171.3	65.2	375.0	356.8

See notes to selected historical financial and other data of Pathmark.

Notes to Selected Historical Financial and Other Data of Pathmark

(a)

Selling, general and administrative expenses (“SG&A”) in the 26 weeks ended August 4, 2007 included a $12.4 million charge related to the proposed merger with A&P, a $7.0 million charge related to the withdrawal from a multi-employer pension plan to which Pathmark contributes, a $4.5 million charge for early retirement and benefits-related expenses related to a voluntary retirement incentive program Pathmark offered to certain of its store associates covered by collective bargaining agreements (“Store Labor Buyout”) in which 152 store associates accepted the Store Labor Buyout and agreed to retire no later than May 5, 2007, and a gain of $6.1 million on the sale of real estate, which is a normal part of Pathmark’s ongoing operation. SG&A in fiscal 2006 included a $9.7 million non-cash charge related to stock-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment” and $2.9 million in expenses related to the proposed merger with A&P, partially offset by gift card breakage income of $3.5 million. SG&A in fiscal 2005 included a $14.6 million charge related to employee-related separation costs, comprised of (i) an $8.4 million charge related to a corporate headcount reduction program, (ii) a $3.6 million charge related to a store labor buyout initiative, and (iii) a $2.6 million charge related to separation agreements with two former executives. In addition, SG&A in fiscal 2005 included a $4.7 million charge related to the merchandising and store initiative. SG&A in fiscal 2004 is net of a $1.4 million credit to correct, on a cumulative basis, the accounting related to straight-line rent expense and long-term disability and a $1.5 million gain from the sale of real estate. Fiscal 2003 included a $13.7 million gain from the sale of real estate related to the assignment of two real estate leases and an $8.1 million charge related to a store labor buyout initiative and a corporate headcount reduction program. Fiscal 2002 included a $2.0 million charge related to a store labor buyout program.

(b)	Depreciation and amortization in fiscal 2004 included a charge of $2.0 million to correct, on a cumulative basis, the amortization of certain leasehold improvement.

(c)

During the 26 weeks ended August 4, 2007, Pathmark recorded a pre-tax non-cash charge of $2.2 million due to the impairment of a long-lived asset. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” Pathmark’s goodwill balance is evaluated for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Based on an evaluation of its fair value in fiscal 2002, fiscal 2003, fiscal 2005 and fiscal 2006, Pathmark concluded that there was no impairment of its goodwill. In fiscal 2004, based on Pathmark’s evaluation of its goodwill and long-lived assets performed, Pathmark recorded a non-cash impairment charge of $309.0 million. The goodwill impairment of $293.8 million, which is not deductible for income tax purposes, represented the write-down of the carrying value of Pathmark’s goodwill to its implied fair value and was due to Pathmark’s declining operating performance in fiscal 2004 and the reduced valuation multiples in the retail grocery industry, which were reflected in Pathmark’s stock price and market capitalization. The long-lived assets’ impairment of $15.2 million represents the write-down of under-performing stores to their fair market values.

(d)

Interest expense in fiscal 2005 included a charge of $2.8 million as a result of the defeasance of Pathmark’s mortgage borrowings utilizing a portion of the proceeds of certain purchased securities. Fiscal 2004 included a write-off of deferred financing costs of $1.7 million related to the refinancing and pay down of Pathmark’s previous credit agreement. Fiscal 2003 included a derivative settlement charge of $3.7 million related to the termination and settlement of Pathmark’s $150 million interest rate zero-cost collar and the writeoff of deferred financing costs of $2.1 million as a result of the repayment of $153 million of Pathmark’s term loan primarily from proceeds from the issuance of an additional $150 million ($100 million on September 19, 2003 and $50 million on December 18, 2003) aggregate principal amount of Senior Subordinated Notes. Fiscal 2002 included the reversal of an accrued interest liability of $2.2 million related to the favorable resolution of certain tax issues.

(e)

The income tax provision for the first 26 weeks of fiscal 2007 was based on an effective tax rate of 19.9% due to the impact of nondeductible expenses, such as legal and other professional services, related to the proposed merger with A&P. In fiscal 2004, the income tax provision did not include the goodwill impairment of $293.8 million, which is not deductible for income tax purposes.

(f)

In fiscal 2002, Pathmark adopted Emerging Issues Task Force (“EITF”) Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.” In adopting EITF Issue No. 02-16, vendor payments related to advertising reimbursements are recorded as a reduction of cost of goods sold when both the required advertising is performed and the inventory is sold; prior to this change, these reimbursements were recorded as a reduction of advertising expense when the required advertising was performed. As a result, Pathmark recorded a charge in fiscal 2002 of $0.6 million, net of an income tax benefit of $0.4 million, for the cumulative effect of an accounting change.

(g)

On February 4, 2007, Pathmark adopted provisions of FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS N0. 109”. FIN No. 48 provides recognition criteria and a related measurement model for tax positions taken by Pathmark. On February 4, 2007, the total amount of unrecognized tax benefits was $20.5 million, including accrued interest and penalties of $1.2 million. As a result of the implementation of FIN No. 48, Pathmark recognized a $5.7 million increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to stockholders’ equity, an increase to the noncurrent tax liability and a reduction to the deferred income tax asset. Included in the $20.5 million balance of unrecognized tax benefits was $7.5 million of tax benefits that, if recognized, will impact the effective tax rate and $4.4 million of tax benefits that, if recognized, will result in a decrease to goodwill. In fiscal 2006, Pathmark adopted SFAS No. 158. “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans–an amendment of SFAS Nos. 87, 88, 106 and 132(R).” As a result, Pathmark recognized the funded status of its defined benefit postretirement plans as an asset or a liability, with changes resulting from adoption reducing stockholders’ equity by $36.0 million as of February 3, 2007. SFAS No. 158 did not change the existing criteria for measurement of periodic benefit costs, plan assets or benefit obligations.

COMPARATIVE PER SHARE DATA

The following table sets forth certain historical, pro forma combined and pro forma-equivalent per share financial information for A&P common stock and Pathmark common stock. The pro forma and pro forma-equivalent per share information gives effect to the merger as if the merger had been effective on February 24, 2007 and June 16, 2007 (as the case may be), in the case of the book value data presented, and as if the merger had become effective at the beginning of the fiscal year ended February 24, 2007 and the end of the fiscal quarter ended June 16, 2007 (as the case may be), in the case of the net income and dividends declared data presented.

The following information should be read in conjunction with the audited consolidated financial statements of A&P and Pathmark, which are incorporated by reference into this joint proxy statement/prospectus, and the unaudited pro forma condensed combined financial data beginning on page 125. The pro forma information below assumes that the merger will be accounted for using the purchase method of accounting, represents a current estimate based on available information and is subject to change as additional information becomes available. It is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company.

Fiscal Year Ended February 24, 2007	A&P Historical	Pathmark Historical(1)	Unaudited Pro Forma Combined(1)	Unaudited Pro Forma Pathmark Equivalent(1)(2)
Diluted per common share:
Income (loss) per share from continuing operations	$0.10	$(0.35)	$(2.35)	$(0.30)
Dividends declared per common share	$7.25	$—	$—	$—
Book value per share at period end	$10.36	$2.46	n/a	n/a

(1)	Pathmark information is presented as of and for the period ended February 3, 2007.

(2)	Pathmark equivalent per share amounts are calculated by multiplying pro forma amounts by the exchange ratio of 0.12963.

Fiscal Quarter Ended June 16, 2007	A&P Historical	Pathmark Historical(1)	Unaudited Pro Forma Combined(1)	Unaudited Pro Forma Pathmark Equivalent(1)(2)
Diluted per common share:
Income (loss) per share from continuing operations	$(0.62)	$(0.16)	$0.33	$0.04
Dividends declared per common share	$—	$—	$—	$—
Book value per share at period end	$13.35	$2.25	$13.99	$1.81

(1)	Pathmark information is presented as of and for the period ended May 5, 2007.

(2)	Pathmark equivalent per share amounts are calculated by multiplying pro forma amounts by the exchange ratio of 0.12963.

COMPARATIVE STOCK PRICES AND DIVIDENDS

A&P common stock is listed and traded on the NYSE under the symbol “GAP.” Pathmark common stock is listed and traded on NASDAQ under the symbol “PTMK.” The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share of A&P common stock and Pathmark common stock. The table also sets forth the cash dividends per share declared by A&P and Pathmark with respect to its common stock.

	A&P Common Stock			Pathmark Common Stock
	High	Low	Dividends	High	Low	Dividends
Calendar Quarters
2005
First Quarter	$15.50	$8.09	—	$6.74	$4.43	—
Second Quarter	$29.70	$14.57	—	$9.52	$5.94	—
Third Quarter	$35.20	$23.80	—	$12.30	$8.63	—
Fourth Quarter	$32.30	$24.89	—	$11.38	$8.65	—
2006
First Quarter	$35.90	$28.04	—	$11.54	$9.59	—
Second Quarter	$37.02	$20.93	$7.25	$11.48	$8.43	—
Third Quarter	$24.54	$20.67	—	$10.49	$7.60	—
Fourth Quarter	$28.64	$23.95	—	$11.43	$9.75	—
2007
First Quarter	$34.39	$25.27	—	$12.89	$10.70	—
Second Quarter	$35.70	$29.81	—	$13.18	$12.21	—
Third Quarter	$35.89	$28.54	—	$13.36	$11.90	—
Fourth Quarter*	$32.22	$30.03	—	$13.04	$12.63	—

*	Through October 8, 2007

On February 26, 2007, the last trading day before A&P and Pathmark issued press releases regarding a potential business combination involving the companies, the last sale price of Pathmark common stock was $12.05 per share and the last sale price of A&P common stock was $30.87 per share. On March 2, 2007, the last trading day prior to the announcement of the execution of the merger agreement, the last sale price of Pathmark common stock was $11.25 per share and the last sale price of A&P common stock was $30.86 per share. On October 8, 2007, the most recent practicable trading day prior to the printing of this joint proxy statement/prospectus, the last sale price of Pathmark common stock was $12.96 per share and the last sale price of A&P common stock was $31.69 per share. The market prices of shares of Pathmark common stock and A&P common stock are subject to fluctuation. As a result, Pathmark stockholders are urged to obtain current market quotations. On October 8, 2007, the record date for the Pathmark special meeting, there were 52,558,999 shares of Pathmark common stock outstanding. On October 8, 2007, the record date for the A&P special meeting, there were 41,960,817 shares of A&P common stock outstanding.

Although A&P declared and paid a special one-time dividend to its stockholders of record on April 17, 2006 equal to $7.25 per share in April 2006, A&P’s policy is to not pay dividends. As such, A&P has not made dividend payments, other than the special one-time dividend just described, in the previous five years and does not intend to pay dividends in the normal course of business in fiscal 2007. A&P is permitted, however, under the terms of its credit agreements, to pay cash dividends on shares of common stock.

Pathmark did not pay any cash dividends to its stockholders during fiscal 2006 and does not currently anticipate paying cash dividends during fiscal 2007. Pathmark is prohibited from paying cash dividends to holders of Pathmark common stock under the terms of its amended and restated $250 million senior secured credit facility dated as of October 1, 2004, as amended, with a group of lenders led by Fleet Retail Group. In addition, Pathmark is restricted from paying cash dividends to holders of Pathmark common stock under the indenture governing its $350 million 8.75% Senior Subordinated Notes, due 2012.

RISK FACTORS

In addition to general investment risks and the other information included or incorporated by reference into this joint proxy statement/prospectus, you should carefully consider the risk factors described below in evaluating whether to adopt the merger agreement and the transactions contemplated thereby, in the case of Pathmark stockholders, or to approve the A&P share issuance proposal, in the case of A&P stockholders.

Risk Factors Relating to A&P and Pathmark

A&P’s and Pathmark’s businesses are and will be subject to the risks described below relating to the merger. In addition, A&P and Pathmark are, and will continue to be, subject to the risks described in Part I, Item 1A in each of A&P’s Annual Report on Form 10-K for the year ended February 24, 2007 and Quarterly Report on Form 10-Q for the quarter ended June 16, 2007 and Pathmark’s Annual Report on Form 10-K, as amended, for the year ended February 3, 2007 and Quarterly Report on Form 10-Q for the quarter ended May 5, 2007, in each case as filed with the Securities and Exchange Committee (“SEC”) and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 175 for the location of information incorporated by reference into this joint proxy statement/prospectus.

Risk Factors Relating to the Merger

Because the market price of A&P common stock will fluctuate, Pathmark stockholders cannot be sure of the market value of the shares of A&P common stock that they will receive.

The number of shares of A&P common stock to be received by holders of Pathmark common stock in the merger as part of the merger consideration is fixed at 0.12963 of a share of A&P common stock for each share of Pathmark common stock. That number will not be adjusted in the event of any increase or decrease in the price of either A&P common stock or Pathmark common stock. The price of A&P common stock may vary at the effective time of the merger from its price at the date of this joint proxy statement/prospectus and at the date of the special meeting. That variation may be the result of changes in the business, operations or prospects of A&P or Pathmark, market assessments of the likelihood that the merger will be completed and the timing of the merger, regulatory considerations, general market and economic conditions and other factors. In addition to the approval of Pathmark stockholders, completion of the merger is subject to the expiration or termination of the applicable waiting period and any extension of the waiting period under the HSR Act, and the satisfaction of other conditions that may not occur until some time after the special meeting. Therefore, at the time of the Pathmark special meeting, Pathmark stockholders will not know the precise dollar value of the merger consideration they will be entitled to receive upon completion of the merger. Pathmark stockholders are urged to obtain current market quotations for A&P common stock and Pathmark common stock.

Obtaining required approvals and satisfying closing conditions may delay or prevent completion of the merger or reduce the anticipated benefits of the merger.

Completion of the merger is conditioned upon the receipt of certain governmental authorizations, consents, orders and approvals, including the expiration or termination of the applicable waiting period (and any extension of the waiting period) under the HSR Act. These consents, orders and approvals may impose conditions on, or require divestitures relating to, the divisions, operations or assets of A&P or Pathmark. These conditions or divestitures may jeopardize or delay completion of the merger or may reduce the anticipated benefits of the merger. Further, no assurance can be given that the required consents and approvals will be obtained or that the required conditions to closing will be satisfied, and, if all required consents and approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the consents and approvals.

Pursuant to the merger agreement, A&P may be required to dispose of significant assets if required by governmental entities in order to resolve potential antitrust objections to the merger. A&P and Pathmark have agreed to use their respective best efforts to cause the expiration or termination of the waiting period under the HSR Act. Subject to A&P’s right to terminate the merger agreement prior to December 5, 2007 in the event that A&P has determined in good faith, subject to certain requirements, that required divestitures would be reasonably likely to exceed $36.0 million of aggregate scheduled store level cashflow, A&P has agreed to use best efforts to take all actions necessary to, among other things, resolve any objections to the merger asserted by governmental authorities under antitrust laws and to prevent or have lifted any court order preventing or delaying the merger. This obligation includes, without limitation, executing settlements, undertakings, consent decrees, stipulations or other agreements and proposing to sell, divest, or otherwise convey any of its assets or the assets to be acquired in the merger, as necessary. Additionally, if the merger agreement is not terminated by December 5, 2007, the limitations on required asset dispositions set forth above will cease to apply, and A&P will remain obligated to use its best efforts to resolve any objections to the merger asserted by governmental authorities under antitrust laws and to prevent or have lifted any court order preventing or delaying the merger. The extent to which asset dispositions will be required and in what amount, and whether A&P will be able to dispose of such assets or, if those assets are sold, at which price they may be sold and the impact that such dispositions may have on A&P’s profitability, is uncertain.

The failure to successfully integrate Pathmark’s business and operations in the expected time frame may adversely affect A&P’s future results.

The success of the merger will depend, in part, on the combined company’s ability to realize the anticipated benefits from combining the businesses of A&P and Pathmark, including, as A&P has announced, anticipated annual integration synergies of approximately $150 million within two years, through cost reductions in overhead, greater efficiencies, increased utilization of support facilities and the adoption of mutual best practices between the two companies. To realize these anticipated benefits, however, the businesses of A&P and Pathmark must be successfully combined. If the combined company is not able to achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

A&P and Pathmark have operated and, until the completion of the merger, will continue to operate independently. It is possible that the integration process could result in the loss of key employees, as well as the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any or all of which could adversely affect A&P’s ability to maintain relationships with customers and employees after the merger or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of A&P and Pathmark.

The market price for A&P common stock may be affected by factors different from those affecting the shares of Pathmark.

Upon completion of the merger, holders of Pathmark common stock will become holders of A&P common stock. A&P’s businesses differ from those of Pathmark, and accordingly the results of operations of the combined company will be affected by factors different from those currently affecting the results of operations of Pathmark. For a discussion of the businesses of A&P and Pathmark and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this joint proxy statement/prospectus and referred to under “Where You Can Find More Information.”

Some directors, executive officers and significant stockholders of A&P and Pathmark have interests in the merger that may differ from the interests of the A&P and Pathmark stockholders.

When considering the Pathmark board of directors’ unanimous recommendation that the Pathmark stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger, and the A&P board of directors’ unanimous recommendation that A&P stockholders vote “FOR” the proposal to approve the issuance of shares of A&P common stock pursuant to the merger agreement, you should be aware that certain directors and executive officers of Pathmark and A&P, the Yucaipa Investors, Pathmark’s largest stockholder, and Tengelmann, A&P’s largest stockholder, each have interests in the merger agreement and the merger that are different from, and may conflict with, your interests.

In addition, subject to certain conditions, in connection with the merger, Gregory Mays, a director of Pathmark, will be elected by the existing A&P directors to fill the existing vacant position on the A&P board of directors without stockholder action, as provided for under the bylaws of A&P and in accordance with Maryland law. The directors and executive officers of Pathmark will receive certain benefits in connection with the merger, including accelerated vesting of stock options and restricted stock. Additionally, certain executive officers may be entitled to receive severance payments in connection with the merger. A&P has agreed to continue certain indemnification arrangements for directors and executive officers of Pathmark. Affiliates of the Yucaipa Investors will receive certain fees in connection with the merger. Additionally, warrants to purchase Pathmark common stock owned by the Yucaipa Investors will be converted into warrants to acquire A&P common stock and the Yucaipa Investors will receive certain registration rights for shares of A&P common stock acquired by the Yucaipa Investors in connection with the merger and those issuable upon conversion of the Yucaipa Investors’ warrants. Tengelmann has entered into a stockholder agreement with A&P whereby Tengelmann will have certain approval, registration, preemptive and other rights after the merger. The A&P and Pathmark boards of directors were aware of these interests and considered them, among other matters, in authorizing and advising stockholder approval of the merger agreement and the A&P share issuance. See “Adoption of the Merger Agreement (Pathmark Proposal 1)—The Merger—Interests of Certain Persons in the Merger.”

The shares of A&P common stock to be received by Pathmark stockholders as a result of the merger will have different rights than shares of Pathmark common stock.

Following completion of the merger, Pathmark stockholders will no longer be stockholders of Pathmark, a Delaware corporation, but will instead be stockholders of A&P, a Maryland corporation. There will be important differences between Pathmark stockholders’ current rights and the rights to which they will be entitled as stockholders of A&P as a result of differences between Delaware law and Maryland law and the governing documents of Pathmark and A&P. See “Adoption of the Merger Agreement (Pathmark Proposal 1)—Comparison of Stockholders’ Rights” for a discussion of the different rights associated with A&P and Pathmark common stock.

Two putative class action complaints were filed and subsequently consolidated and amended in connection with the transactions and, if decided adversely to the defendants, could result in the entry of an injunction against the completion of the merger and an order for other relief.

Two putative class action complaints were filed in New Jersey State court on March 6, 2007, and March 12, 2007, and were subsequently consolidated on June 15, 2007 and amended on July 16, 2007 (Superior Court of the State of New Jersey, Middlesex County, Civil Action No. C-111-07), alleging, inter alia, that the preliminary proxy statement included insufficient disclosures, breach of fiduciary duty by the directors of Pathmark, and aiding and abetting the breach of that duty by Pathmark and A&P. The consolidated amended complaint seeks, among other things, to enjoin the merger. On September 28, 2007, plaintiffs and defendants executed a Stipulation of Settlement (the “Settlement”) providing for dismissal of the litigation and an exchange of releases. As part of the negotiated settlement, Pathmark and A&P agreed to make certain disclosures reflected in this joint proxy statement/prospectus, subject to any modifications to be made in response to additional SEC comments. As part of the negotiated settlement, A&P agreed to pay plaintiffs’ attorneys’ fees and expenses in an amount not to exceed $1.25 million.

On October 1, 2007, the Superior Court of the State of New Jersey, Middlesex County, entered an order preliminarily approving the Settlement and preliminarily certifying a settlement class, which consists of all persons or entities who were record or beneficial holders of shares of Pathmark common stock at any time during the period from (and including) September 26, 2006 through the closing of the merger. The Court also set October 26, 2007 as the deadline for any objections by class members and scheduled the settlement hearing on November 5, 2007 (additional information about the Court’s October 1, 2007 order and the Settlement is available at www.grocerymergersettlement.com). A&P and Pathmark continue to believe that the case is without merit, but have determined that a prompt resolution of the litigation pursuant to the terms of the proposed Settlement is in the best interests of A&P and Pathmark shareholders. In the event the proposed Settlement is not approved or effected, any judgments in respect of this lawsuit adverse to

A&P and Pathmark may adversely affect A&P and Pathmark’s ability to consummate the merger, or may otherwise oblige them, through judicial order, to provide other relief.

Risks Relating to A&P’s Operations (Including Pathmark) After Completion of the Merger

General economic conditions affecting the food industry may affect A&P’s business and may adversely affect A&P’s operating results.

The retail food and food distribution industries are sensitive to a number of economic conditions such as (i) food price deflation or inflation, (ii) softness in local and national economies, (iii) increases in commodity prices, (iv) the availability of favorable credit and trade terms, and (v) other economic conditions that may affect consumer buying habits. Any one or more of these economic conditions can affect A&P’s retail sales, the demand for products A&P distributes to its retailer customers, its operating costs and other aspects of its business.

Threats or potential threats to food safety may adversely affect A&P’s business.

Acts of war, threats of terror, acts of terror or other criminal activity directed at the grocery or drug store industry, the transportation industry, or computer or communications systems, could increase security costs, adversely affect A&P’s operations, or impact consumer behavior and spending as well as customer orders. Other events that give rise to actual or potential food contamination, drug contamination, or food-borne illness could have an adverse effect on A&P’s operating results.

A&P faces a high level of competition in the retail food and food distribution businesses from several retail formats, which may adversely affect A&P’s profitability.

The industries in which A&P competes are extremely competitive. Both the retail food and food distribution businesses are subject to competitive practices that may affect (i) the prices at which A&P is able to sell products at its retail locations; (ii) sales volume; (iii) the ability of A&P’s distribution customers to sell products it supplies, which may affect future orders; and (iv) A&P’s ability to attract and retain customers. In addition, the nature and extent of consolidation in the retail food and food distribution industries could affect A&P’s competitive position or that of its distribution customers in the markets it serves.

A&P’s retail food business faces competition from other retail chains, supercenters, nontraditional competitors and emerging alternative formats in the markets where it has retail operations. In the food distribution business, A&P’s success depends in part on the ability of its independent retailer customers to compete effectively, its ability to attract new customers, and its ability to supply products in a cost-effective manner. Declines in the level of retail sales activity of distribution customers due to competition, consolidations of retailers or competitors, increased self-distribution by A&P’s customers, or the entry of new or nontraditional distribution systems into the industry may adversely affect A&P’s revenues.

Risks Relating to Financing

A&P will take on substantial additional indebtedness to finance the merger, which will decrease A&P’s business flexibility and increase its borrowing costs.

Upon completion of the merger, A&P will have consolidated indebtedness that will be substantially greater than its indebtedness prior to the merger. The increased indebtedness and higher debt- to-equity ratio of A&P in comparison to that of A&P on a historical basis will have the effect, among other things, of reducing the flexibility of A&P to respond to changing business and economic conditions and increasing borrowing costs. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The financing arrangements that A&P expects to enter into in connection with the merger will contain restrictions and limitations that could significantly impact A&P’s ability to operate its business.

A&P is incurring significant debt in connection with the merger. It is expected that A&P will utilize much of the financing to be made available pursuant to the financing commitments discussed in “Adoption of the Merger Agreement (Pathmark Proposal 1)—The Merger—Financing” to fund a portion of the cash consideration payable to the Pathmark stockholders in the merger. A&P, on a pro forma basis, will have approximately $615 million of debt under its new senior secured revolving credit facility, and either $780 million in aggregate principal amount of new senior secured notes or a $780 million bridge facility. In addition, approximately $1,495.1 million of existing debt of A&P and Pathmark will remain outstanding following the merger.

This debt could limit A&P’s financial and operating flexibility, including by requiring A&P to dedicate a substantial portion of its cash flow from operations and the proceeds of equity issuances to the repayment of its debt and the interest on its debt, making it more difficult for the combined company to obtain additional financing on favorable terms, limiting the combined company’s ability to capitalize on significant business opportunities and making the combined company more vulnerable to economic downturns.

A&P expects that the agreements governing the indebtedness that it will incur in connection with the merger will contain covenants that, among other things, will limit the ability of A&P and certain of its subsidiaries to:

•	make payments in respect of, or redeem or acquire, debt or equity issued by A&P or its subsidiaries, including the payment of dividends on A&P common stock;

•	incur additional indebtedness;

•	incur guarantee obligations;

•	pay dividends;

•	create liens on assets;

•	enter into sale and leaseback transactions;

•	make investments, loans or advances;

•	enter into hedging transactions;

•	engage in mergers, consolidations or sales of all or substantially all of their respective assets; and

•	engage in certain transactions with affiliates.

In addition, A&P will be required to comply with certain financial covenants set forth in these agreements. Certain of these agreements will require A&P to make an offer to purchase the related debt if A&P experiences specified changes of control or sells certain assets, and A&P’s failure to purchase such debt agreements in accordance with the terms would result in a default under such agreements.

In addition, if A&P fails to maintain a specified minimum level of borrowing capacity under the senior secured revolving credit facility, which we refer to as the “ABL Facility,” which is more fully described in “Adoption of the Merger Agreement (Pathmark Proposal 1)—The Merger—Financing,” A&P will then be subject to a financial covenant under the ABL Facility that will obligate A&P to make mandatory prepayments under the ABL Facility to the extent the minimum level of borrowing capacity is exceeded.

A&P’s ability to comply with this covenant in future periods will depend on its ongoing financial and operating performance, which in turn will be subject to economic conditions and to financial, market and competitive factors, many of which are beyond A&P’s control. The ability to comply with this covenant in future periods will also depend on A&P’s ability to successfully implement A&P’s overall business strategy and realize contemplated merger synergies.

Various risks, uncertainties and events beyond A&P’s control could affect its ability to comply with the covenants contained in its debt agreements. Failure to comply with any of the covenants in its existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, A&P might not have sufficient funds or other resources to satisfy all of its obligations. In addition, the limitations imposed by financing agreements on A&P’s ability to incur additional debt and to take other actions might significantly impair its ability to obtain other financing. A&P cannot assure you that it will be granted waivers or amendments to these agreements if for any reason it is unable to comply with these agreements, or that it will be able to refinance its debt on terms acceptable to it, or at all.

The terms of A&P’s debt financing arrangements have not been finalized and are subject to market risk, which could result in less favorable borrowing costs and financial conditions than anticipated.

The terms of the various credit facilities and debt financing arrangements described under “Adoption of the Merger Agreement (Pathmark Proposal 1)—The Merger—Financing” reflect the current state of discussions with respect to financing and have not yet been finalized. As such, those terms may materially change depending on market conditions at the time of the incurrence or offering of such indebtedness. The economic terms of the indebtedness, including interest rates and redemption prices, will be determined as part of the offering process and will vary depending on market conditions. Adverse market conditions could result in higher than expected redemption prices or subject A&P to restrictive covenants that impose restrictions and limitations that are in addition to, or more restrictive than, those currently expected. The funding of the bridge facility, if it occurs, would exacerbate these risks and could adversely affect the ability of A&P and/or its subsidiaries to obtain other debt financing on favorable terms. In addition, if the bridge facility is funded in lieu of issuing the notes, the interest expense payable by the borrower could increase. See “Unaudited Pro Forma Condensed Combined Financial Information.”

A&P cannot assure you that it will be able to generate sufficient cash flow needed to service its indebtedness, and its inability to do so would adversely affect A&P’s financial condition.

A&P’s ability to make scheduled payments on its indebtedness and to fund planned capital expenditures will depend on the ability of A&P and its subsidiaries to generate cash flow in the future. A&P’s future performance is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. In addition, A&P’s ability to borrow funds in the future will depend on the satisfaction of the covenants in A&P’s credit facilities and its other debt agreements and other financing arrangements it may enter into in the future. In the event that the credit facilities need to be refinanced, A&P cannot assure you that it will be able to do so or obtain additional financing, particularly because of its anticipated high levels of debt and the debt incurrence restrictions imposed by its debt agreements, as well as prevailing market conditions. A&P cannot assure you that its business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable A&P to service its debt and fund its other liquidity needs.

If A&P’s cash flow and capital resources are insufficient to fund its debt service obligations, A&P may be forced to reduce or delay capital expenditures, sell assets or seek to obtain additional equity capital, or refinance its indebtedness or obtain additional financing. In the future, A&P’s cash flow and capital resources may not be sufficient for payments of interest on and principal of its debt and there can be no assurance that any of, or a combination of, such alternative measures would provide A&P with sufficient cash flows. In addition, such alternative measures could have an adverse effect on A&P’s business, financial condition and results of operations.

In the absence of sufficient operating results and resources, A&P could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations or otherwise risk default under the agreements governing its indebtedness. These agreements are expected to restrict A&P’s ability to dispose of assets and restrict the use of proceeds from any such dispositions. If required, A&P cannot be sure as to the timing of such sales or adequacy of the proceeds that it could realize therefrom.

An increase in interest rates would increase the cost of servicing A&P’s debt and could reduce A&P’s profitability.

A significant portion of the debt that A&P will incur in connection with the merger will bear interest at variable rates. As a result, an increase in interest rates, whether because of an increase in market interest rates or a decrease in A&P’s credit worthiness, would increase the cost of servicing

A&P’s debt and could materially reduce A&P’s profitability and cash flows. The impact of such an increase would be more significant for A&P than it would be for less leveraged companies because of A&P’s substantial debt.

A&P’s bridge facility and ABL Facility agreement may contain conditions that may not be satisfied, in which case A&P would need to arrange for alternative sources of financing, which could result in a less favorable financial condition than anticipated.

A&P has entered into a debt financing commitment letter with respect to a bridge facility and the ABL Facility under which it may borrow up to $1.395 billion. The commitment letter contemplates credit facilities containing various conditions to A&P’s ability to borrow loans thereunder, including conditions that:

•

there has been no change, event or circumstance that has occurred that has had a material adverse effect on Pathmark that is continuing, or would reasonably be expected to have a material adverse effect on Pathmark since the date of the merger agreement; and

•

no agreement, order or decree has been entered into, or issued, requiring A&P, Pathmark or their respective subsidiaries to divest, dispose of or sell off any businesses or assets representing more than $36.0 million of aggregate scheduled store level cashflow.

If these conditions are not satisfied, or any of the other conditions contained in the commitment letter are not satisfied or the proceeds of the financing are unavailable for any reason, A&P may have to arrange for alternative sources of financing, which may be more expensive for A&P, may have an adverse impact on A&P’s post-merger capital structure, or may be unavailable.

Despite current indebtedness levels, A&P and its subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with A&P’s substantial leverage.

A&P and its subsidiaries may be able to incur substantial additional indebtedness in the future. Although the contemplated facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and any indebtedness incurred in compliance with these restrictions could be substantial. For example, A&P will have the right under the ABL Facility to request up to $100 million of additional commitments under this facility, although the lenders under this facility will not be under any obligation to provide any such additional commitments. Any increase in commitments under this facility will be subject to customary conditions precedent, and A&P’s ability to borrow under this facility as so increased would remain limited by the amount of the borrowing base. The bridge facilities would allow A&P to incur this additional indebtedness under the ABL Facility without any restriction.

A&P’s ability to borrow under its revolving credit facility will be limited based on the value of a borrowing base that may fluctuate, which may diminish A&P’s ability to use the revolving credit facility to meet its financing needs as anticipated.

The contemplated ABL Facility will provide A&P with revolving loans, the amounts of which are based upon the estimated value of the borrowing base. The borrowing base will be comprised of A&P assets such as inventory, credit card receivables, prescription lists, prescription receivables, Coinstar receivables, real estate and leaseholds. If any estimates of the value of these assets are diminished, the borrowing base may be reduced, which may affect the amounts available under the ABL Facility. Furthermore, A&P’s ability to borrow under the ABL Facility is subject to borrowing base limitations, including an excess availability reserve.

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference into this joint proxy statement/prospectus, including those relating to A&P’s and Pathmark’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “will,” “should,” “may,” expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include the information concerning possible or assumed future results of operations of A&P and Pathmark as set forth under “Adoption of the Merger Agreement (Pathmark Proposal 1)—The Merger—A&P’s Reasons for the Merger; Recommendation of the A&P Board of Directors,” “Adoption of the Merger Agreement (Pathmark Proposal 1)—The Merger—Pathmark’s Reasons for the Merger; Recommendation of the Pathmark Board of Directors,” “Adoption of the Merger Agreement (Pathmark Proposal 1)—The Merger—Opinion of A&P’s Financial Advisor” and “Adoption of the Merger Agreement (Pathmark Proposal 1)—The Merger—Opinion of Pathmark’s Financial Advisor.” These statements are not historical facts but instead represent only A&P’s and Pathmark’s expectations, estimates and projections regarding future events. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict, which may include the risk factors set forth above and other market, business, legal and operational uncertainties discussed elsewhere in this document and the documents that are incorporated herein by reference. Those uncertainties include, but are not limited to:

•

the ability to obtain requisite governmental approvals for the merger on the proposed terms and schedule, including the expiration or termination of the waiting period under the HSR Act, including any extension of the waiting period;

•	the failure of the Pathmark stockholders to adopt the merger agreement and the transactions contemplated thereby, including the merger;

•	the failure of the A&P stockholders to approve the issuance of A&P’s common stock pursuant to the merger agreement;

•	the risk that the businesses of A&P and Pathmark will not be successfully integrated following the consummation of the merger;

•	disruption from the merger, including lost business opportunities and difficulty maintaining relationships with employees, customers and suppliers;

•	legal risks, including litigation, whether or not related to the merger, and legislative and regulatory developments; and

•	changes in general economic and market conditions.

A&P’s and Pathmark’s actual results and financial conditions may differ, perhaps materially, from the anticipated results and financial conditions in any forward-looking statements, and, accordingly, readers are cautioned not to place undue reliance on such statements.

For more information concerning factors that could affect A&P’s and Pathmark’s future results and financial conditions, see, in addition to the factors discussed under “Risk Factors,” of this joint proxy statement/prospectus, “Management’s Discussion and Analysis” and “Risk Factors” in each of A&P’s annual report on Form 10-K for the year ended February 24, 2007 and Pathmark’s annual report on Form 10-K, as amended, for the year ended February 3, 2007, which are incorporated by reference into this joint proxy statement/prospectus. A&P and Pathmark undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

THE A&P SPECIAL MEETING

Date, Time and Place

The A&P special meeting will be held at The Woodcliff Lake Hilton, 200 Tice Boulevard, Woodcliff Lake, New Jersey, on November 8, 2007, at 9:00 a.m., Eastern Standard Time.

Purpose of the Special Meeting

At the special meeting, A&P stockholders will be asked:

1.	to consider and vote upon a proposal to approve the issuance of shares of A&P common stock pursuant to the merger agreement,

2.	to consider and vote upon a proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies, and

3.	to transact any other business that may properly be brought before the special meeting and any adjournments or postponements thereof.

The A&P Board’s Recommendation

The A&P board of directors has unanimously determined that the merger agreement and the A&P proposals are advisable and in the best interests of A&P and its stockholders and unanimously recommends that A&P stockholders vote “FOR” the proposal to approve the issuance of shares of A&P common stock pursuant to the merger agreement and “FOR” the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies.

Record Date; Required Vote; How to Vote; Quorum

The A&P board of directors has fixed the close of business on October 8, 2007 as the record date for determining the holders of A&P common stock entitled to notice of, and to vote at, the special meeting. Only holders of record of A&P common stock at the close of business on the record date will be entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting.

As of the record date, 41,960,817 shares of A&P common stock were issued and outstanding and entitled to vote at the special meeting and there were approximately 4,642 holders of record of A&P common stock. Each share of A&P common stock entitles the holder to one vote on each matter to be considered at the special meeting. If you are a record holder of A&P common stock, you may vote your shares of A&P common stock in person at the special meeting or by proxy as described below under “—Voting by Proxy; Revocation of Proxies.”

The presence in person or by proxy at the special meeting of the holders of at least a majority of the outstanding shares of A&P common stock entitled to vote at the meeting will constitute a quorum for the special meeting. Properly signed proxies that are marked “abstain” are known as abstentions. Abstentions will be counted for the purposes of determining whether a quorum exists at the special meeting.

The stock issuance proposal requires the affirmative vote of a majority of all votes cast by the holders of common stock at a meeting at which a quorum is present, provided that the total votes cast on the proposal represent at least a majority of the outstanding shares of A&P common stock entitled to vote on the proposal. Because approval is based on the affirmative vote of a majority of votes cast, an A&P stockholder’s failure to vote will not affect the outcome of the vote on the proposal, assuming more than a majority of the outstanding shares are voted on the proposal. Because the NYSE treats abstentions as votes cast with respect to the stock issuance proposal, an abstention will have the same effect as a vote “AGAINST” this proposal.

Tengelmann has agreed to vote all of its shares of A&P common stock, approximately 53% of the outstanding A&P common stock as of the A&P record date, in favor of the issuance of A&P common stock in the merger and the amendment to the A&P charter. This means that the approval of the issuance of the A&P common stock pursuant to the merger agreement is assured.

The adoption of the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies requires the affirmative vote of a majority of the votes cast by the holders of A&P common stock at the special meeting.

Acting upon any procedural matters incident to the conduct of the special meeting will require the affirmative vote of a majority of the votes cast by the holders of A&P common stock with respect to such proposal.

A&P does not expect that any matter other than the proposals listed above will be brought before the special meeting. If, however, other matters are properly brought before the special meeting, or any adjournment of the special meeting, the persons named as proxies will vote in accordance with their discretion.

Voting by Proxy; Revocation of Proxies

Each copy of this joint proxy statement/prospectus mailed to A&P stockholders is accompanied by a form of proxy and a self-addressed postage pre-paid envelope.

If you are a registered stockholder (that is, if you hold your A&P common stock in certificate form), you should either complete and return the proxy card accompanying this joint proxy statement/prospectus, or authorize a proxy by telephone, through the Internet or by any other electronic means by following the instructions included with your proxy card, in each case, to ensure that your vote is counted at the special meeting, or at any adjournment or postponement thereof, regardless of whether you plan to attend the special meeting.

If you hold your shares through a bank, brokerage firm or nominee, you should follow the separate voting instructions, if any, provided by the bank, brokerage or nominee with this joint proxy statement/prospectus. Your bank, brokerage firm or nominee may permit proxy authorization through the Internet or by telephone. Please contact your bank, brokerage firm or nominee to determine how to vote your proxy.

You can revoke your proxy at any time before the vote is taken at the special meeting. If you have not voted through your bank, brokerage firm or nominee, you may revoke your proxy before the proxy is voted by:

•	delivering a written notice of revocation of proxy, which is dated a later date than the initial proxy, to A&P’s Secretary;

•	delivering a duly executed proxy bearing a later date than the initial proxy;

•

authorizing a new proxy by telephone or through the Internet at a later time, but not later than 11:59 p.m. (Eastern Standard Time) on November 7, 2007 or the day before the meeting date if the special meeting is adjourned or postponed; or

•	voting in person at the special meeting; however, simply attending the special meeting without voting will not revoke an earlier proxy.

To submit a written notice of revocation or other communications about revoking your proxy with respect to your shares of A&P common stock, or to request a new proxy card, you should contact:

The Great Atlantic & Pacific Tea Company, Inc.
Two Paragon Drive
Montvale, New Jersey 07645
Telephone: (201) 573-9700
Attention: Secretary

If your shares of A&P common stock are held in street name, you should follow the instructions of your bank, brokerage firm or nominee regarding the revocation of proxies. If your bank, brokerage firm or nominee allows you to authorize a proxy by telephone or through the

Internet, you may be able to change your vote by submitting a proxy again by telephone or through the Internet.

All shares represented by valid proxies received through this solicitation, and not revoked, will be voted in accordance with your instructions on the proxy card. If you authorize a proxy by telephone or through the Internet, your shares will be voted at the special meeting as instructed.

If you sign and return your proxy card for your shares of A&P common stock without specifying on the proxy card, as to one or both proposals, how you want your shares of A&P common stock voted, your proxy will be voted (1) “FOR” the proposal to approve the issuance of A&P common stock in connection with the merger, if you do not specify a vote “FOR” or “AGAINST” that proposal; and (2) “FOR” the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies, if you do not specify a vote “FOR” or “AGAINST” that proposal. We intend, with respect to any procedural matters incident to the conduct of the special meeting, that the shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card.

A&P stockholders should NOT send stock certificates with their proxy cards. A&P stockholders will continue to hold their A&P stock certificates following the merger and are not required to take any action with respect to their A&P stock certificates.

Effects of Abstentions

Absent specific instructions from the beneficial owner of shares, brokers may not vote shares of A&P common stock with respect to the share issuance or the adjournment or postponement of the special meeting, any other matters that may properly come before the special meeting, or any adjournment of the special meeting. Because the NYSE treats abstentions as votes cast with respect to the stock issuance proposal, an abstention will have the same effect as a vote “AGAINST” this proposal. Because Maryland law does not treat abstentions as votes cast with respect to the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies, an abstention will have no effect on the outcome of the vote on such proposal.

Share Ownership of Management and Certain Stockholders

At the close of business on the A&P record date, A&P’s directors and executive officers as a group owned and were entitled to vote 22,222,970 shares of A&P common stock, representing approximately 52.96% of the outstanding shares of A&P common stock entitled to vote (and excluding the shares held by Tengelmann in which Mr. Haub shares voting and investment power, approximately 0.54%). All of the directors and executive officers of A&P that are entitled to vote at the A&P special meeting have indicated that they currently intend to vote their shares of A&P common stock in favor of the proposal to approve the issuance of A&P common stock in connection with the merger.

Tengelmann has entered into a voting agreement with Pathmark pursuant to which Tengelmann has agreed to vote its shares of A&P common stock, approximately 53% of the shares of A&P common stock outstanding as of the A&P record date, in favor of the proposal to approve the issuance of A&P common stock in connection with the merger and against any proposal that would compete with or delay the merger, subject to specified exceptions. See “Adoption of the Merger Agreement (Pathmark Proposal 1)—The Merger—Interests of Certain Persons in the Merger.”

Solicitation of Proxies

A&P will bear the costs of soliciting proxies from its stockholders. Other than as described in more detail under “Adoption of the Merger Agreement (Pathmark Proposal 1)—The Merger Agreement—Termination Fees and Expenses,” each of A&P and Pathmark will generally bear its own costs and expenses in connection with the merger. In addition to soliciting proxies by mail, directors, officers and employees of A&P, without receiving additional compensation therefor, may solicit proxies by telephone, by facsimile or in person. Arrangements may also be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of shares held of record by those persons, and A&P will reimburse those brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection with those actions. In addition, MacKenzie Partners, Inc. (“Mackenzie Partners”) has been retained by A&P to assist in the solicitation of proxies. MacKenzie Partners may contact holders of shares of A&P common stock by mail, telephone, facsimile, telegraph or personal interviews and may request brokers, dealers and other nominee stockholders to forward materials to beneficial owners of shares of A&P common stock. MacKenzie Partners will receive reasonable and customary compensation for its services (estimated at $25,000) and will be reimbursed for certain reasonable out-of-pocket expenses and other customary costs.

Adjournments

Although it is not expected, the A&P special meeting may be adjourned or postponed for the purpose of soliciting additional proxies or for any other reason. The Maryland General Corporation Law provides that if the special meeting is convened on the date for which it was called, any adjournment may be made from time to time to a date not more than 120 days after the original record date without further notice. The bylaws of A&P further state that if there is no quorum present at the A&P special meeting, the holders of a majority of the outstanding shares of voting stock present in person or represented by proxy at the A&P special meeting may adjourn the meeting from time to time, without notice other than an announcement made at the special meeting, until the requisite amount of voting stock shall be present. Any signed proxies received by A&P which are otherwise silent on the matter will be voted in favor of an adjournment in these circumstances. Any adjournment of the special meeting will allow A&P stockholders who have already sent in their revocable proxies to revoke them at any time prior to their use.

THE PATHMARK SPECIAL MEETING

Date, Time and Place

This joint proxy statement/prospectus is being furnished to Pathmark stockholders as part of the solicitation of proxies by the Pathmark board of directors for use at the special meeting to be held on November 8, 2007, at 10:00 a.m., Eastern Standard Time, at Pathmark’s corporate headquarters, 200 Milik Street, Carteret, New Jersey 07008.

Purpose of the Special Meeting

At the special meeting, Pathmark stockholders will be asked:

1.

to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated March 4, 2007, by and among Pathmark, A&P and Merger Sub, and the transactions contemplated by the merger agreement, as amended from time to time, including the merger, pursuant to which Merger Sub would merge with and into Pathmark and each outstanding share of Pathmark common stock would be converted into the right to receive $9.00 in cash and 0.12963 shares of A&P common stock;

2.	to consider and vote upon a proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies; and

3.	to consider and vote on such other matters as may properly come before the special meeting or any adjournment or postponement thereof.

The Pathmark Board’s Recommendation

The Pathmark board of directors has unanimously determined that that the merger is advisable, fair to and in the best interests of Pathmark and the Pathmark stockholders and has approved the merger agreement and the merger. Accordingly, the Pathmark board of directors unanimously recommends that Pathmark stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger. See “Adoption of the

Merger Agreement (Pathmark Proposal 1)—The Merger—Pathmark’s Reasons for the Merger; Recommendation of the Pathmark Board of Directors.”

Additionally, the Pathmark board of directors unanimously recommends that the Pathmark stockholders vote “FOR” the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies.

Record Date

The record holders of shares of Pathmark common stock as of the close of business on October 8, 2007, the record date for the Pathmark special meeting, are entitled to receive notice of, and to vote at, the special meeting. On the record date, there were 52,558,999 outstanding shares of Pathmark common stock and there were approximately 546 holders of record of Pathmark common stock.

Required Vote; How to Vote

Each outstanding share of Pathmark common stock on the record date entitles the holder to one vote at the special meeting. Adoption of the merger agreement and the transactions contemplated thereby, including the merger, requires the affirmative vote “FOR” the proposal to adopt the merger agreement by a majority of the shares of Pathmark common stock outstanding on the record date and entitled to vote on the matter. The adoption of the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies requires the affirmative vote “FOR” the proposal by a majority of shares of Pathmark common stock represented in person or by proxy at the special meeting and entitled to vote thereon. In the absence of a quorum, holders of a majority of the shares present in person or represented by proxy may adjourn the meeting until a quorum shall be attained. The approval of any other such other matters as may be properly presented incident to the conduct of the special meeting requires the affirmative vote “FOR” the approval of any such proposed transaction by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the matter. In order for your shares of Pathmark common stock to be included in the vote, you must submit a proxy to have your shares voted by completing, signing, dating and returning the enclosed proxy or by voting in person at the special meeting.

If your shares of Pathmark common stock are held in street name by your bank, brokerage firm or nominee, you should instruct them how to vote your shares of Pathmark common stock using the instructions provided by them. If you have not received such voting instructions or require further information regarding such voting instructions, contact your bank, brokerage firm or nominee and they can give you directions on how to vote your shares. Under NASDAQ rules, banks, brokerage firms or nominees who hold shares of common stock in street name for customers without investment discretion over a customer’s account pursuant to an advisory contract and who have not been designated in writing by the customer to vote proxies may not exercise their voting discretion in respect of the proposal to adopt the merger agreement or the proposal to adjourn or postpone the meeting, if necessary, to solicit additional proxies. Accordingly, absent specific instructions from the beneficial owner of such shares, banks, brokerage firms or nominees are not empowered to vote such shares at the special meeting on the proposal to adopt the merger agreement or the proposal to adjourn or postpone the meeting, if necessary, to solicit additional proxies. If your shares are held in street name and you do not provide your bank, brokerage firm or nominee with instructions as to how such shares are to be voted, your shares will not be submitted in connection with the special meeting. Because adoption of the merger agreement and the transactions contemplated thereby, including the merger, requires the affirmative vote “FOR” the approval of the proposal to adopt the merger agreement by a majority of shares of Pathmark common stock outstanding on the record date and entitled to vote on the matter, abstentions and failures to vote by you will have the same effect as a vote “AGAINST” the proposal. Because approval of the proposal to adjourn or postpone the meeting, if necessary, to solicit additional proxies, and approval of any other such matters as may be properly presented incident to the conduct of the special meeting requires the affirmative vote “FOR” the approval of any such matters by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the matter, abstentions will count as a vote

“AGAINST” the proposed matters, and the failure to attend the meeting and vote in person, to submit a proxy, or to instruct your bank, brokerage firm or nominee on how to vote your shares will not affect the outcome of the proposal.

Quorum

A quorum is necessary to hold the Pathmark special meeting. The holders of a majority of the outstanding shares of Pathmark common stock on the record date, represented in person or by proxy and entitled to vote at the Pathmark special meeting, will constitute a quorum for purposes of the Pathmark special meeting. For purposes of determining the presence of a quorum, abstentions will be included in determining the number of shares present and entitled to vote at the meeting; however, because brokers are not entitled to vote on the proposal to adopt the merger agreement absent specific instructions from the beneficial owner, shares held by brokers with respect to which instructions have not been provided will not be included in the number of shares present and entitled to vote at the meeting for purposes of establishing a quorum. Any shares of Pathmark common stock held in treasury by Pathmark or by any of its subsidiaries are not considered to be outstanding for purposes of determining a quorum. In the absence of a quorum, holders of a majority of the shares present or represented by proxy at the special meeting may adjourn the meeting until a quorum is present. Once a share is represented at the special meeting, it will be counted for the purpose of determining a quorum at the special meeting and any adjournment or postponement of the special meeting. If a new record date is set for the adjourned special meeting, however, then a new quorum will have to be established.

Proxies; Revocation

Each copy of this joint proxy statement/prospectus mailed to Pathmark stockholders is accompanied by a form of proxy and a self-addressed postage pre-paid envelope. If you are a registered stockholder (that is, if you hold your Pathmark common stock in certificate form), you should either complete and return the proxy card accompanying this joint proxy statement/prospectus to ensure that your vote is counted at the special meeting, or at any adjournment or postponement thereof, regardless of whether you plan to attend the special meeting.

If you vote your shares of Pathmark common stock by properly completing, signing and dating the enclosed proxy card, your shares will be voted at the Pathmark special meeting as you indicate on your proxy card. If no instructions are indicated on your signed and dated proxy card, your shares of common stock will be voted “FOR” the approval and adoption of the merger agreement and transactions contemplated thereby, including the merger, will be voted “FOR” the adoption of the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies and will be counted in accordance with the recommendations of Pathmark’s board of directors on any other matters properly brought before the Pathmark special meeting for a vote.

You may revoke your proxy at any time before the vote is taken at the Pathmark special meeting. To revoke your proxy, you must either properly advise Pathmark’s Secretary in writing, deliver a proxy dated after the date of the proxy you wish to revoke or attend the Pathmark special meeting and vote your shares in person. Attendance at the Pathmark special meeting will not by itself constitute revocation of a proxy. If you have instructed your bank, brokerage firm or nominee to vote your Pathmark shares, the above-described options for revoking your proxy do not apply and instead you must follow the directions provided by them to revoke your proxy.

To submit a written notice of revocation or other communications about revoking your proxy with respect to your shares of Pathmark common stock, or to request a new proxy card, you should contact:

Pathmark Stores, Inc.
200 Milik Street
Carteret, New Jersey 07008
Telephone: (732) 499-3000
Attention: Secretary

Pathmark does not expect that any matter other than the proposal to adopt and approve the merger agreement and the transactions contemplated thereby, including the merger, will be brought before the Pathmark special meeting. If, however, such a matter is properly presented at the special meeting or any adjournment or postponement thereof, the persons appointed as proxies will have discretionary authority to vote the shares represented by duly executed proxies in accordance with their discretion and judgment.

Solicitation of Proxies

Pathmark will pay the cost of this proxy solicitation. In addition to soliciting proxies by mail, directors, officers and employees of Pathmark may solicit proxies personally and by telephone, facsimile or other electronic means of communication. These persons will not receive additional or special compensation for such solicitation services. Arrangements may also be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of shares held of record by those persons, and Pathmark will reimburse those brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection with those actions. In addition, Mellon Investor Services LLC has been retained by Pathmark to assist in the solicitation of proxies. Mellon Investor Services LLC may contact holders of shares of Pathmark common stock by mail, telephone, facsimile, telegraph or personal interviews and may request brokers, dealers and other nominee stockholders to forward materials to beneficial owners of shares of Pathmark common stock. Mellon Investor Services LLC will receive reasonable and customary compensation for its services (estimated at $5,000) and will be reimbursed for certain reasonable out-of-pocket expenses and other customary costs.

Adjournments

Although it is not expected, the Pathmark special meeting may be adjourned or postponed for the purpose of soliciting additional proxies or for any other reason. Any adjournment or postponement may be made without notice, other than by an announcement made at the Pathmark special meeting, by approval of the holders of a majority of the shares of Pathmark common stock present in person or represented by proxy at the special meeting. Any signed proxies received by Pathmark which are otherwise silent on the matter will be voted in favor of the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies. Any adjournment of the Pathmark special meeting for the purpose of soliciting additional proxies will allow Pathmark stockholders who have already sent in their proxies to revoke them at any time prior to their use.

Share Ownership of Management and Certain Stockholders

At the close of business on the record date, the directors and executive officers of Pathmark owned, in the aggregate, 661,567 shares of Pathmark common stock, representing approximately 1.26% of the outstanding shares of Pathmark common stock entitled to vote (and together with the shares held by the Yucaipa Investors, approximately 39.31%). The directors and executive officers have informed Pathmark that they intend to vote all of their shares of Pathmark common stock “FOR” the proposal to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger.

At the close of business on the record date, the Yucaipa Investors beneficially owned 20,000,100 shares of Pathmark common stock (excluding shares of Pathmark common stock issuable upon the exercise of warrants owned by the Yucaipa Investors to purchase shares of Pathmark common stock). The Yucaipa Investors have entered into a voting agreement with A&P pursuant to which the Yucaipa Investors have agreed to vote shares of Pathmark common stock that they own as of the Pathmark record date in favor of adoption of the merger agreement and the transactions contemplated thereby, provided that these voting obligations do not apply to any other shares owned by the Yucaipa Investors in excess of 33% of the outstanding Pathmark common stock. The remaining shares owned by the Yucaipa Investors may be voted in the Yucaipa Investors’ discretion, although the Yucaipa Investors have expressed their present intention to vote all of the Pathmark shares they own (approximately 38% of the outstanding Pathmark common stock) in favor of the adoption of the merger agreement. See “Adoption of the Merger Agreement (Pathmark Proposal 1)—The Merger—Interests of Certain Persons in the Merger.”

Assistance

If you need assistance in completing your proxy card or have questions regarding the Pathmark special meeting, please contact:

Pathmark Stores, Inc. 200 Milik Street Carteret, New Jersey 07008 Telephone: (732) 499-3000 Attn: Investor Relations
or
Mellon Investor Services 480 Washington Boulevard, 27th Floor Jersey City, New Jersey 07310 Telephone: (800) 580-6412

ADOPTION OF THE MERGER AGREEMENT (PATHMARK PROPOSAL 1)

THE MERGER

General

On March 4, 2007, the Pathmark board of directors and the A&P board of directors each authorized and declared the advisability of the merger agreement, which provides for the acquisition by A&P of Pathmark through a merger of Merger Sub, a newly formed and wholly owned subsidiary of A&P, with and into Pathmark. After the merger, Pathmark will be the surviving corporation and will be a wholly owned subsidiary of A&P.

Upon completion of the merger, each share of Pathmark common stock (other than dissenting shares) will be converted into the right to receive (i) 0.12963 of a share of A&P common stock, par value $1.00 per share, and (ii) $9.00 in cash, without interest.

Background of the Transaction

In May 2004, Pathmark announced its preliminary first quarter results and revised downwards its earnings guidance for 2004. The first quarter results had been negatively affected by sales and gross profit pressures caused by steep inflation in certain product categories, unproductive sales promotions and increases in medical costs. Following this announcement, Pathmark’s share price fell approximately 19% to close at $6.91 on May 13, 2004. In light of these developments, Pathmark’s board of directors determined that it should explore strategic alternatives for the company. During the remainder of 2004, Pathmark undertook a review of strategic alternatives, focusing in particular on a sale of Pathmark to a strategic buyer or private equity firm. During the course of that process, Pathmark hired an investment banker, Dresdner Kleinwort Wasserstein (“DrKW”), which solicited over fifty potentially interested parties. The list of potentially interested parties, which was compiled by DrKW based upon its familiarity with the supermarket industry and further input from Pathmark’s board of directors and management team, was comprised of large strategic buyers, smaller strategic buyers with operations in geographic areas contiguous to those in which Pathmark operated, and financial buyers with a history of having made investments in the supermarket industry. DrKW was also retained to render a fairness opinion in the event that a sale of Pathmark was undertaken, and, as compensation for DrKW’s services relating to its fairness evaluation, Pathmark agreed, among other things, to pay DrKW a customary fee (which was payable on the date on which DrKW rendered its opinion), to reimburse DrKW for its reasonable out-of-pocket expenses related to its engagement and to indemnify DrKW and specified related persons against specific liabilities relating to or arising out of its engagement.

Throughout the lengthy strategic review process, Pathmark received from a number of parties various proposals and indications of interest regarding potential strategic transactions, including change of control transactions. The Yucaipa Investors were among those parties who initially submitted an indication of interest in November of 2004, although they were not among the parties that were contacted by DrKW and, accordingly, had not signed a confidentiality agreement or received a confidential information memorandum prepared by DrKW and circulated to other potentially interested third parties. After considering the merits of these indications of interest, the Pathmark board arranged for management presentations to be given to certain parties in late November and early December of 2004. The Yucaipa Investors did not participate in these presentations and indicated that they were not prepared to move forward at that time unless the Yucaipa Investors were granted exclusivity or were reimbursed for certain expenses. On December 2, 2004 Pathmark publicly announced that it had retained DrKW to aid in reviewing strategic alternatives, which could result in a decision to sell the company.

On December 20, 2004, three parties submitted letters indicating varying degrees of interest in moving forward with a strategic transaction, but none submitted a definitive proposal. Although, the Yucaipa Investors did not submit a proposal at this time, the Yucaipa Investors entered into a confidentiality agreement with Pathmark on January 7, 2005 and submitted a proposal letter to Pathmark on January 20, 2005, which was accompanied by a term sheet and form of exclusivity agreement. During the weeks that followed, Pathmark continued to engage in negotiations with multiple parties who had submitted proposals and indications of interest, including the Yucaipa Investors, and, on March 9, 2005, the Pathmark board commenced exclusive negotiations with the Yucaipa Investors after considering, among other things, (i) the fact that two other potentially- interested parties indicated that they were several weeks away from being ready to sign a definitive acquisition agreement, (ii) the price-level signaled by the Yucaipa Investors (which represented a significant increase from its initial indication of interest) and the fact that the Yucaipa Investors were refusing to move forward without exclusivity, (iii) the execution risks associated with the other possible transactions, including the risk that employee departures in reaction to a possible break-up of the business would make it difficult to maintain Pathmark’s business intact until closing; and (iv) the uncertainty of the financing needed to complete a number of the other remaining interested parties’ proposals.

After evaluating the various strategic alternatives available to Pathmark, the Pathmark board decided that the sale of a substantial minority interest to the Yucaipa Investors, in the form of common stock and Series A and B Warrants for $150 million in cash, was in the best interests of Pathmark and its stockholders and recommended its stockholders vote for the approval of the proposed transaction with the Yucaipa Investors. In the course of reaching its decision to approve the proposed transaction with the Yucaipa Investors, Pathmark’s board of directors considered numerous factors, including, among others, (i) the fact that the consideration was all cash, so that Pathmark would be able to reduce its leverage and immediately use the invested funds in furtherance of its capital expenditure plans with the goal of improving its operating performance; (ii) the fact that a substantial portion of the Yucaipa Investors’ upside was represented by the Series A and Series B Warrants giving the Yucaipa Investors an incentive to work to increase Pathmark’s value and thereby helping to align their interests with those of the remaining stockholders; (iii) the generally successful record of the Yucaipa Group’s investment performance; and (iv) the fact that Pathmark’s stockholders would have the ability to share in any upside that might result from any future improved performance on the part of Pathmark. On May 6, 2005, Pathmark disseminated to its stockholders a proxy statement for a special meeting describing in detail the Yucaipa Investors transaction, the background of the transaction and the board’s reasons for recommending the transaction. On June 9, 2005, the Pathmark stockholders approved the transaction with the Yucaipa Investors.

Pursuant to the Securities Purchase Agreement dated as of March 23, 2005 between Pathmark, the Yucaipa Investors and Yucaipa Companies (the “Yucaipa Purchase Agreement”), at the close of that transaction on June 9, 2005, Pathmark entered into the Stockholders Agreement with the Yucaipa Investors, which was subsequently amended and restated on August 23, 2005 and again on November 20, 2005, (the “Pathmark Stockholders Agreement”), relating to, among other matters, the governance of Pathmark after the closing, including the Yucaipa Investors’ ability to designate representatives on Pathmark’s board of directors, a requirement that Pathmark obtain written consent from the Yucaipa Investors prior to engaging in certain actions, and certain limitations on the Yucaipa Investors’ ability to purchase or sell Pathmark securities. Four current members of the Pathmark board of directors were designated by the Yucaipa Investors to serve on the Pathmark board pursuant to the Pathmark Stockholders Agreement. These directors are: Michael Duckworth and Ira Tochner—both of whom are representatives of Yucaipa Companies—and David Jessick, the current Chairman of the Pathmark board, and Gregory Mays. Mr. Jessick and Mr. Mays had each previously held posts in companies in which the Yucaipa Group had invested and have each been determined by the Pathmark board of directors to be independent under the NASDAQ Marketplace Rules.

Concurrently with the execution of the Yucaipa Purchase Agreement, Pathmark also entered into the Management Services Agreement with Yucaipa Companies pursuant to which Yucaipa Companies would provide, in exchange for the payment of management fees and the reimbursement of expenses, general business and management consultation and advice regarding strategic planning and development, budgeting, capital expenditure strategy, store development plans, labor strategy, financing plans, general business and economic matters and such other similar management services as requested by Pathmark’s board of directors or its chief executive officer.

Following the execution of the Yucaipa Purchase Agreement and the Management Services Agreement, Yucaipa Companies began exploration of strategic alternatives to enhance the value of the Yucaipa Investors’ investment in Pathmark, including consideration of acquisitions of other businesses, stock-for-stock mergers with other companies, and a sale of control of Pathmark. Ronald Burkle, the chairman of Yucaipa Companies with many years of supermarket industry knowledge and substantial experience in negotiating strategic transactions, led this review of alternatives.

Mr. Burkle contacted Christian Haub, Executive Chairman of the Board of A&P and Co-Chief Executive Officer of Tengelmann, the owner of 53% of A&P’s outstanding stock, as part of Yucaipa Companies’ review of its alternatives and of ways to maximize the value of the Yucaipa Investors’ investment in Pathmark. Mr. Burkle and Mr. Haub held several meetings during April, May and June of 2005 regarding a potential combination of Pathmark and A&P, including discussions regarding the potential benefits of a combination and operational synergies, as well as options for a pricing mechanism and exchange ratio that would be satisfactory to all parties. In addition, Mr. Burkle and Mr. Haub discussed the possibility of a merger of equals between A&P and Pathmark, the related options regarding pricing and governance, as well as A&P’s goals with respect to the sale of its Canadian operations. These preliminary discussions, however, did not result in any specific acquisition proposals and Mr. Burkle and Mr. Haub decided not to proceed with further discussions because, in part, they believed at that time that the public market valuations of the companies did not adequately reflect, in the case of Pathmark, the Yucaipa Investors’ purchase of a substantial minority interest in Pathmark, and in the case of A&P, the planned sale of its Canadian operations.

In August of 2005, John Standley was named by Pathmark to serve as its Chief Executive Officer and entered into an employment agreement with Pathmark pursuant to which he was retained to act in that capacity. Prior to his retention by Pathmark, Mr. Standley had held various executive posts in a number of companies engaged in the supermarket industry, including companies in which the Yucaipa Group had invested. Mr. Standley was also elected to the Pathmark board concurrently with his retention as Chief Executive Officer.

On October 25, 2005, the Pathmark board held a meeting at which the board discussed strategic alternatives for the company, including an acquisition of a supermarket chain with a significant number of stores in geographic areas that were contiguous to Pathmark’s operating areas (“Company A”), and a merger of Pathmark with A&P.

Following the Pathmark board meeting, Mr. Haub, Mr. Burkle, Mr. Duckworth and Cameron Reilly, a representative of Yucaipa Companies, and representatives of JPMorgan, as financial advisor to A&P, held a meeting in New York City, at which the parties discussed the possibility of a stock-for-stock business combination between A&P and Pathmark. The parties discussed potential arrangements for the governance and management of the combined entity and transfer and standstill restrictions on Tengelmann and the Yucaipa Investors as well as options for an exchange ratio and pricing mechanism, alternatives for an extraordinary cash dividend by A&P, the exercise or conversion of the Yucaipa Investors’ Series A and Series B Warrants and possible steps related to a “merger of equals.” Based on their discussion, Messrs. Haub and Burkle concluded that they could not reach common ground on a valuation that they could each recommend to their respective companies. Representatives of Yucaipa Companies also made preliminary inquiries regarding the acquisition of Company A; however, the pursuit of the acquisition was abandoned after Pathmark and Yucaipa Companies were informed that the owner of Company A had no interest in selling the stores in which Pathmark had expressed interest.

In early 2006, Mr. Burkle and Mr. Duckworth resumed discussions with Mr. Haub and Andreas Guldin, Co-Chief Financial Officer of Tengelmann, regarding a possible business combination of A&P and Pathmark. At the Pathmark board’s direction, Mr. Burkle and Mr. Duckworth assumed an active role in these discussions because of, among other things, their interest, as representatives of Pathmark’s largest stockholder, in ensuring that any transaction maximized stockholder value, the Yucaipa Group’s extensive experience in supermarket industry acquisitions and because any strategic transaction of this nature would require the Yucaipa Investors’ consent under the terms of the Pathmark Stockholders Agreement. In February 2006, Mr. Haub, Mr. Burkle, Mr. Duckworth and representatives of JPMorgan began discussions regarding a stock-for-stock merger of Pathmark and

A&P, structured as a “merger of equals” in which each company’s stock would be valued based on then-current market prices, giving effect to an extraordinary cash dividend that A&P was otherwise planning to declare. Through an additional equity infusion, the Yucaipa Investors would have become significant stockholders of the combined company, with a stake approximately equal to that of Tengelmann, A&P’s largest stockholder. As a result, Tengelmann and the Yucaipa Investors together would have owned more than 50% of the combined company and would have entered into agreements regarding board representation and governance and other stockholder rights. Under the potential transaction, the Yucaipa Investors’ Series A Warrants would have been required by A&P to be exercised, but the exercise price would have been reduced in order to compensate the Yucaipa Investors for lost option value due to the forced early exercise. Under the potential transaction, the Series B Warrants would have been rolled over and exchanged for A&P warrants based on the transaction exchange ratio, which would have preserved the existing option value of the Series B Warrants.

At a regularly scheduled meeting of the Pathmark board of directors on March 13, 2006, Mr. Burkle advised the Pathmark board about the status of these discussions. In addition, Mr. Burkle advised the board that Yucaipa Companies had been approached by a third party regarding the possibility of Pathmark’s partnering with such party in a major strategic acquisition of another company, whose operations included a supermarket chain with locations throughout the northeastern United States (“Company B”). The board concluded that Yucaipa Companies should continue to explore both of these potential transactions.

During March 2006, Mr. Burkle, Mr. Duckworth, Mr. Haub, Mr. Guldin and representatives of JPMorgan and Latham & Watkins LLP, counsel to Pathmark (“Latham & Watkins”), had numerous meetings and phone calls regarding the potential merger of equals between Pathmark and A&P outlined above, including with respect to valuation, form of consideration, board representation and governance and other stockholder rights in respect of the combined company. Although the parties made progress on some issues, valuation and other substantial issues were not resolved, including the relative valuations of the two companies as well as transfer restrictions, corporate governance and social issues relating to the operation of the consolidated company. Accordingly, the parties ceased further discussions.

Shortly thereafter and for the next several weeks, Yucaipa Companies continued to analyze the possibility of Pathmark’s acquisition of Company B, as had been previously discussed with the Pathmark board on March 13, 2006. After a detailed review of valuation and multiple meetings with representatives of the third party that had expressed interest in partnering with Pathmark in the acquisition, Yucaipa Companies concluded that the potential third party partner and Pathmark would not be able to offer a sufficient premium price to make the proposal attractive to the owner of Company B.

In the summer of 2006, with rumors of a potential proposal by A&P to acquire Pathmark circulating publicly, Mr. Standley and Mr. Duckworth continued to review the possibility of a business combination between Pathmark and A&P, based on the strategic fit between the companies and the synergies that could be obtained. Since the earlier discussions involving a merger of equals between the two companies had not been successful and A&P did not make a proposal to acquire Pathmark, Mr. Standley and Mr. Duckworth began to explore the possibility of Pathmark acquiring A&P in a cash merger as part of their evaluation of available strategic alternatives for Pathmark. As part of this evaluation they developed a preliminary analysis of such a transaction for presentation to the Pathmark board at its next meeting.

Also during this period, Yucaipa Companies again had discussions with the owner of Company A regarding Pathmark acquiring a significant number of stores in contiguous markets as had previously been discussed at the October 25, 2005 Pathmark board meeting. Although these discussions proceeded further than they had in 2005, Yucaipa Companies ultimately determined that the owner of Company A planned to retain the stores in which Pathmark had expressed an interest and that further negotiations were unlikely to meet with any success.

On September 26, 2006, the Pathmark board of directors held a meeting at which Mr. Standley informed the board that he had been discussing with Yucaipa Companies the possibility of Pathmark making a proposal to acquire A&P. Mr. Standley indicated that the companies would be a good strategic fit, and that there were substantial synergies to be obtained through elimination of duplicative administrative costs and efficiencies in the areas of distribution, transportation and marketing. Also, the combined companies would have increased economies of scale in purchasing. The board discussed some of the key issues in such a transaction. A&P had sold its Canadian operations and distributed a substantial portion of the sale consideration in the form of a special cash dividend to stockholders. A&P had significant liquid assets on its balance sheet, including a significant minority investment in Metro, the purchaser of A&P’s Canadian operations. The board also discussed Pathmark’s current market position, growth prospects, and liquidity needs within the next several years. The board acknowledged that, since Tengelmann held a majority of the stock of A&P, any transaction would require the support of Tengelmann. The board then authorized management and Yucaipa Companies to formulate a proposal for Pathmark to acquire A&P.

Following additional review and analysis by management and Yucaipa Companies, the Pathmark board held a special telephonic meeting on October 6, 2006. At this meeting, Mr. Standley and Frank Vitrano, the President and Chief Financial Officer of Pathmark, presented a proposed offer letter to acquire A&P and a “highly confident” letter from Citigroup for the debt financing for the acquisition, and Mr. Duckworth presented a draft $200 million equity commitment letter from Yucaipa Companies. Under this structure, the Series A and B Warrants would have remained in place. After discussion, the board authorized Mr. Standley to execute the proposed offer letter to A&P and instructed Mr. Burkle to deliver the proposal letter to A&P and to commence preliminary discussions regarding the proposed transaction.

Also at this meeting, the board noted the fact that Yucaipa Companies’ existing Management Services Agreement with Pathmark provides that, if the board decides in its discretion to engage Yucaipa Companies for merger consultation on a matter such as a business combination with A&P, the fee for such services would be 1% of the transaction value. The board discussed Yucaipa Companies’ extensive experience in supermarket industry acquisitions, Yucaipa Companies’ familiarity with A&P’s business based on its industry experience, and its deep knowledge of Pathmark’s operations and finances. The board members in attendance, with Mr. Duckworth abstaining, unanimously authorized the retention of Yucaipa Companies as a consultant on Pathmark’s acquisition of A&P, with the terms of the engagement to be subject to execution of a definitive engagement letter with Yucaipa Companies. Mr. Tochner was not in attendance at the meeting.

On October 9, 2006, Mr. Burkle and Mr. Duckworth had a meeting with Mr. Haub. They presented Mr. Haub with Pathmark’s confidential, nonbinding letter setting forth an offer to acquire all outstanding shares of A&P for a purchase price of $30.00 per share in cash. The letter included an equity commitment from Yucaipa Companies of up to $200 million, and a highly confident letter from Citigroup to raise the debt to finance the balance of the purchase price. Pathmark stated in the letter that it expected that the definitive acquisition agreement would not contain any financing condition. The letter indicated a two-week period for completion of confirmatory due diligence and stated that the proposal would expire on October 16, 2006.

At this meeting, Mr. Haub, speaking on behalf of Tengelmann, the majority stockholder of A&P, stated that Tengelmann would have no interest in the proposal. Mr. Haub also stated that he would inform the A&P board of the proposal at a meeting later that week.

Later on October 9, 2006, the Pathmark board held a telephonic meeting at which Messrs. Duckworth and Burkle updated the board on the meeting with Mr. Haub. During this meeting, the Pathmark board discussed its continued interest in acquiring A&P and expressed its disappointment with Mr. Haub’s response.

On October 11, 2006, the A&P board of directors held a regularly scheduled meeting and, among other things, met with Mr. Claus, Mr. Guldin, Brenda Galgano, Allan Richards and Cahill Gordon & Reindel LLP (“Cahill”), its legal advisor, and JPMorgan, its financial advisor, to discuss and consider the terms of Pathmark’s October 9 proposal as well as alternatives to such proposal. Mr. Haub reported that, speaking on behalf of Tengelmann, he had advised Pathmark’s representatives that Tengelmann would have no interest in the proposal. The A&P board discussed and considered Pathmark’s October 9 proposal and unanimously determined that it had no interest in pursuing the proposal at this time and authorized Mr. Haub to communicate that conclusion to Pathmark.

On October 16, 2006, Mr. Haub sent a letter to Mr. Burkle, stating that the A&P board had reviewed the Pathmark proposal and unanimously concluded that A&P had no interest in pursuing the proposal at that time. Mr. Haub also reiterated in the letter that Tengelmann had no interest in the proposal.

On October 20, 2006, Mr. Burkle sent a letter to Mr. Haub, stating that Pathmark was prepared to improve its offer. Mr. Burkle requested a meeting with Mr. Haub to discuss an increase in the offer. Mr. Haub did not respond to this letter, and there were no further substantive discussions between Pathmark and A&P regarding Pathmark acquiring A&P.

From time to time after the discussions with Yucaipa Companies regarding a merger of equals which had ended in March 2006, A&P and Tengelmann also considered alternative structures for a combination of A&P and Pathmark. From July 2006 to November 2006, Tengelmann and A&P, together with JPMorgan and Cravath, Swaine & Moore LLP, counsel to Tengelmann (“Cravath”), explored a variety of ways to acquire Pathmark for consideration consisting entirely of cash and potential sources of financing for such a transaction. Beginning in August 2006, Tengelmann and JPMorgan, after consultation with the A&P board, approached a number of potential private equity investors on behalf of A&P to solicit interest in making a significant equity investment in A&P as part of the financing of the acquisition of Pathmark. Two separate investor groups indicated significant interest in making an investment in connection with an all-cash acquisition of Pathmark and, during October and November, Tengelmann, JPMorgan, Cravath and these investors continued discussions regarding valuation and other investment terms. In addition, the parties also discussed matters relating to board representation and governance and other stockholder rights as well as the possibility of Tengelmann selling some of its shares in A&P to the investors in order to equalize the levels of ownership of Tengelmann and the private equity investors. Beginning in November 2006, Tengelmann continued these discussions on an exclusive basis with one group that appeared to be prepared to offer terms which were more attractive to A&P and Tengelmann, but numerous significant issues could not be resolved, including with respect to the governance and management of the combined company, closing conditions to the investment, transfer restrictions and fees and expenses, and no final agreement was reached.

On November 15, 2006, A&P held a regularly scheduled telephonic executive committee meeting. Mr. Haub updated the other members of the executive committee of the A&P board on the status of an offer by A&P to acquire Pathmark for cash, including the status of discussions with potential debt financing sources. Mr. Haub also reviewed with the executive committee the possibility of a transaction involving a private equity investment. The consensus of the executive committee was to continue to pursue the Pathmark transaction and the financing alternatives and the executive committee authorized management to submit a proposal to Pathmark for an all-cash acquisition at $12.00 per share.

On November 16, 2006, Mr. Haub sent to Mr. Jessick a confidential, nonbinding letter which set forth a proposal to acquire all outstanding shares of Pathmark common stock for $12.00 per share in cash. The proposal stated that it was premised on Pathmark having at closing 56.1 million fully diluted shares of common stock (calculated based on the treasury stock method assuming all in-the- money options and warrants would be exercised), but did not specify how outstanding options and warrants would be treated in the proposed merger. The proposal stated that the definitive acquisition agreement would not be contingent on financing, and debt financing commitment letters were attached to the letter.

On November 21, 2006, the Pathmark board of directors held a special telephonic meeting. At this meeting, Mr. Standley reviewed with the board the November 16 letter that had been received from A&P. The board discussed the letter, as well as the possibility of exploring potential alternative transactions, including the acquisition of assets from either Company A or Company B. Mr. Burkle, on behalf of Yucaipa Companies, attended the board meeting. Mr. Burkle updated the Pathmark board on the status of discussions to acquire Company B and the obstacles to such acquisition that had been encountered during Yucaipa Companies’ preliminary discussions with the potential third party partner that had previously been discussed with the Pathmark board on March 13, 2006. Mr. Burkle also expressed the Yucaipa Investors’ disappointment in the price offered by A&P. The board concluded that Mr. Burkle should discuss the proposal letter with A&P, indicating Pathmark’s disappointment with the proposed terms, and attempt to obtain an alternative proposal from A&P that would offer greater value to Pathmark and its stockholders.

Also on November 21, 2006, Mr. Standley and Mr. Burkle delivered a letter to Mr. Haub indicating that Pathmark was not prepared at that time to pursue A&P’s proposal on the terms proposed in the November 16 letter.

On November 28, 2006, the Pathmark board of directors held a regularly scheduled meeting. At this meeting, the board again discussed the proposal from A&P. The board discussed the fact that A&P apparently had no interest in being acquired by Pathmark and Tengelmann would not support it, and in any event, such a transaction would put a heavy debt burden on Pathmark. Mr. Duckworth stated that Yucaipa Companies believed that at this time A&P was no longer interested in a merger of equals transaction, as had been discussed in March 2006. In the discussion of A&P’s financing for the proposed transaction, it was noted that $180 million of the proceeds to finance the acquisition of Pathmark were to come from A&P’s sale of a portion of its minority interest in Metro, a Canadian public company. The board also discussed the status of Pathmark’s business, new strategic initiatives including the possibility of a new format for certain of its stores, and the significant capital that would be required to be raised in order to remodel existing stores and to implement new merchandising concepts. The board decided to delay implementation of the new format, based on the possible further discussions with A&P that were expected to take place after Mr. Burkle contacted Mr. Haub.

On November 28, 2006 and November 30, 2006, the four members of the A&P board who were considered to be independent of Tengelmann, Bobbie Gaunt, Dan Kourkoumelis, Edward Lewis and Maureen Tart-Bezer, who we also refer to as the independent members of the A&P board, held special telephonic meetings, with representatives of Cahill in attendance, to review the status of the Pathmark transaction and to discuss possible terms of the potential private equity investment. Representatives of Cahill reviewed the status of the potential private equity investment with the directors. The consensus of the independent directors was that they supported the business strategy of raising equity for an all-cash acquisition of Pathmark, but noted the reduced role that independent directors would have following the potential equity investment since they believed they would no longer constitute a majority of the board following the transaction. The directors determined to continue discussions at a later date depending upon the outcome of discussions with Pathmark.

On December 5, 2006, Messrs. Burkle and Haub met in New York City to discuss a possible transaction. After discussion, Mr. Burkle indicated that an all cash acquisition at $12 per share of Pathmark common stock would not be acceptable to the Pathmark board and the Yucaipa Investors, but a transaction that consisted of $8.00 in cash and $5.00 in value of A&P common stock might be acceptable to the Yucaipa Investors because it represented an increase in value and included a substantial equity component in the type of consideration to be received by the Pathmark stockholders. In addition, Mr. Burkle noted the Yucaipa Investors would require that the option value of the Series A and B Warrants be preserved in any transaction, as would have occurred under both the March 2006 merger of equals discussions with A&P, as well as the September 2006 proposal by Pathmark to acquire A&P for cash. Mr. Haub noted that, in the proposed cash and stock merger structure, the Yucaipa Investors would have the potential to become significant stockholders of A&P. They discussed certain of the issues that Tengelmann and A&P would have with that structure and Mr. Haub outlined in principle some of the restrictions that would be required by A&P to limit the influence of the Yucaipa Investors on A&P operations and activities following the transaction.

On December 6, 2006 and December 7, 2006, the independent members of the A&P board held special meetings. Representatives of Cahill updated the independent directors on the status of discussions with Tengelmann’s representatives and the terms of the proposed private equity investment.

From December 7 to December 15, 2006, Mr. Duckworth, Mr. Burkle, Mr. Haub and Mr. Guldin had several discussions via teleconference regarding various aspects of the potential transaction, including the disparities between the purchase prices proposed by A&P and Pathmark, the form of consideration, the treatment of the Yucaipa Investors’ Series A and B Warrants, and the post-closing restrictions on the rights of the Yucaipa Investors.

On December 14, 2006, Mr. Haub sent a draft term sheet to Mr. Burkle. The term sheet reflected a proposed purchase price per Pathmark share of $9.50 in cash and $2.50 in A&P common stock (the A&P stock to be valued based on the average closing price for the 5 trading days prior to execution of a definitive agreement). In addition, the term sheet included extensive restrictions related to the Yucaipa Investors’ ownership of A&P common stock and warrants after consummation of the proposed transaction, which restrictions would not be applicable to the other holders of Pathmark common stock and warrants, and required that the Management Services Agreement with Yucaipa Companies be terminated upon the consummation of the proposed transaction. The term sheet provided that the Yucaipa Investors’ Series A and B Warrants would be rolled over and exchanged for warrants to acquire A&P common stock. The term sheet provided that the rollover warrants could only be exercised on a cashless basis, which would have the effect of limiting the Yucaipa Investors’ ability to increase its share ownership in A&P, and, upon exercise, the rollover warrants could be settled, in the sole discretion of A&P, in cash, stock or a combination thereof. The term sheet also proposed prohibiting the Yucaipa Investors from exercising during any twelve month period more than 50% of the rollover warrants issued for the Series B Warrants, except during the one year period prior to expiration of the Series B Warrants or in connection with or following a change of control of A&P. In addition, the term sheet proposed various standstill restrictions on the Yucaipa Investors’ ability to acquire additional shares of A&P stock, commence a proxy solicitation, seek A&P board representation, make any public acquisition proposal, or seek to control or influence management of A&P. The standstill restrictions, as proposed, could have continued for as long as 8 years from the closing. The transferability of the A&P stock and rollover warrants proposed to be issued to the Yucaipa Investors in the transaction would also be subject to restrictions. The transferability restrictions as proposed could have continued for as long as 10 years from the closing.

Also on that day, the independent members of the A&P board held a special telephonic meeting to review the status of the Pathmark transaction and to discuss the term sheet relating to a revised proposal to acquire Pathmark. The directors discussed, among other things, Mr. Haub’s indication, based upon conversations with Mr. Burkle, that, at these valuation levels, the Yucaipa Investors would not accept an all-cash transaction. The directors noted that having a greater portion of merger consideration consisting of A&P stock rather than cash would obviate the need for any third party equity investors and also address the Yucaipa Investors’ desire not to receive consideration consisting entirely of cash. Representatives of Cahill then reviewed with the directors the revised proposal for A&P to acquire Pathmark for a combination of cash and common stock.

On December 15, 2006, Mr. Haub and Mr. Burkle met in New York, at which time they discussed a number of principal terms of the proposed transaction, including the general mix of cash and stock consideration, the roll-over of the Pathmark warrants held by the Yucaipa Investors, and corporate governance matters related to the role of the Yucaipa Investors as an investor in the combined company.

On December 16, 2006, Cravath indicated to Cahill that because Tengelmann’s ownership of A&P stock following the proposed transaction would fall below 50%, Tengelmann would require A&P to enter into a stockholder agreement providing Tengelmann with board representation, governance and other stockholder rights appropriate for a significant stockholder. In that regard, Cravath delivered to Cahill a draft of a proposed stockholder agreement. Cravath also indicated that Tengelmann believed an advisory fee was appropriate for its role and efforts.

On December 18, 2006, Cahill delivered a proposed form of confidentiality agreement to Latham & Watkins. Also on that day, Cravath delivered to Latham & Watkins a revised draft term sheet relating to the proposed acquisition of Pathmark, which indicated a proposed purchase price per Pathmark share of $9.00 in cash and $3.50 in A&P common stock. The A&P stock was to be valued for this purpose based on the average closing price of A&P’s common stock for the twenty trading days preceding execution of a definitive agreement. In addition to restating the terms and restrictions relating to the warrants and common stock to be issued to the Yucaipa Investors, as set forth in the December 13 term sheet, the revised term sheet included a provision which allowed the Yucaipa Investors to exercise all, but not less than all, of the rollover warrants issued for the Series B Warrants at any time, but also permitted A&P to delay payment of 50% of the net value upon exercise of the Series B rollover warrants to be issued to the Yucaipa Investors, for a period of up to one year.

On December 19, 2006, the Pathmark board held a special meeting. Mr. Duckworth updated the board on discussions to date with A&P. The board authorized management to execute a confidentiality agreement with A&P and to continue further discussions. The board also discussed the fact that the board had previously decided, at the October 6, 2006 board meeting, to engage Yucaipa Companies as a consultant on the proposed acquisition of A&P by Pathmark. The board had at that meeting approved the engagement of Yucaipa Companies, subject to the execution of a definitive engagement letter, to act as a consultant to Pathmark in connection with its proposed acquisition of A&P; however, the parties had not proceeded with the negotiation of the engagement letter after it became clear that Pathmark would not be engaging in the acquisition of A&P. Now that the parties were moving forward with the negotiation of a transaction with A&P and because these negotiations had progressed far enough along to warrant Pathmark’s entry into a contractual undertaking, the members of the board in attendance at the meeting, with Mr. Duckworth abstaining, unanimously approved the engagement of Yucaipa Companies as a consultant to Pathmark in connection with its potential acquisition by A&P, with the terms of such engagement subject to approval by the board of an engagement letter that would later be presented to the board for review. Mr. Tochner was not in attendance at the meeting.

Also that day, Yucaipa Companies transmitted to A&P certain comments on A&P’s draft term sheet from December 18. Yucaipa Companies accepted many restrictions and limitations on the A&P common stock and warrants that would be issued to the Yucaipa Investors in the proposed transaction and their rights to exercise such warrants. Over the succeeding days, the parties held several conference calls to discuss open issues on the term sheet, including, among other things, the methodology of calculating the price per share to be used in determining the value of the A&P common stock to be received both in the merger and upon the exercise of the rollover warrants, the exercise features of the rollover warrants and the standstill, transfer restrictions and registration provisions that would apply to the Yucaipa Investors, without reaching resolution on these items. Ultimately, the parties decided to proceed directly to definitive documentation because they believed that they had reached substantial agreement on the framework of the transaction and that a protracted negotiation of the term sheet followed by the negotiation of definitive documentation would extend the total time to reach agreement. They discussed executing definitive agreements within thirty days.

On December 19, 2006, the A&P board held a special meeting at which Mr. Haub updated the board on the principal terms discussed between Mr. Haub and Mr. Burkle on December 15, 2006 and the implications of structuring the transaction in accordance with these terms rather than involving a new equity investor.

On December 20, 2006, A&P and Pathmark entered into a mutual confidentiality agreement covering the discussions between the companies and any information that might be exchanged by the parties.

On December 21, 2006, the independent members of the A&P board held a special telephonic meeting with representatives of Cahill and McGuireWoods LLP (“McGuireWoods”), its special Maryland counsel, also in attendance. Representatives of McGuireWoods discussed standards of conduct required of directors of a Maryland corporation and procedures applicable to the transaction generally, and in particular to the proposed stockholder agreement with Tengelmann and a potential advisory fee, under Maryland law. The independent directors then discussed these matters, and determined to retain an independent financial advisory firm.

Later on December 21, 2006, the executive committee of the A&P board held a regularly scheduled meeting at which they reviewed and discussed the proposed terms and determined to continue to pursue the transaction with Pathmark.

In early January 2007, each of A&P and Pathmark commenced business and legal due diligence on the other.

On January 8, 2007, the independent members of the A&P board met. Representatives of Cahill and McGuireWoods updated the independent directors on the status of discussions with Pathmark’s representatives regarding the proposed transaction and the retention of Peter J. Solomon Co., L.P. (“PJSC”) as financial advisor to the independent members of the A&P board with respect to the proposed stockholder agreement with Tengelmann and Tengelmann’s request for an advisory fee. The independent members of the A&P board discussed the qualifications of PJSC and determined to engage them as financial advisor.

On January 11, 2007, Cahill distributed the first draft of a merger agreement for the proposed transaction. The draft merger agreement contemplated a cash and stock merger, based on a fixed exchange ratio equal to $3.50 divided by the average closing price of A&P common stock for the twenty trading days immediately prior to execution of the merger agreement. Among other things, the draft merger agreement contained a nonsolicitation covenant which prohibited Pathmark from having discussions with any other party unless that party had submitted a bona fide proposal that the Pathmark board had determined to be superior to the terms of the A&P transaction. The merger agreement also contained a covenant that Pathmark would submit the merger to a vote of its stockholders even if a superior proposal had been received, and Pathmark would not be able to terminate the merger agreement in order to accept a superior proposal. Although the draft merger agreement provided that the Yucaipa Investors would enter into an agreement with A&P to vote their Pathmark shares in favor of the transaction, no terms of the voting agreement were provided. In the event of termination of the merger agreement under various circumstances (including where the Pathmark stockholders had voted against the merger agreement at a time when no competing transaction had been proposed), the draft merger agreement contained a termination fee of $30 million. The draft merger agreement also included a provision that A&P would not be required to divest stores for antitrust reasons, above an unspecified store level cash flow threshold. The draft merger agreement also contemplated that the Yucaipa Investors’ Series A and B Warrants would be assumed by A&P in the merger and converted into warrants to acquire A&P common stock in accordance with the term sheet.

On January 15, 2007, Cravath sent Cahill an initial draft stockholder agreement which reflected the term sheet provided in December and set forth Tengelmann’s proposed board representation and governance and other stockholder rights which would apply after A&P’s purchase of Pathmark.

On January 18, 2007, Latham & Watkins distributed comments to A&P’s draft merger agreement. Among many other matters, in these comments, Pathmark objected to the failure to include an exception to the nonsolicitation covenant which would permit Pathmark to consider proposals that might reasonably be expected to lead to superior proposals. Pathmark also specified in the draft that it would be able to terminate the merger agreement in order to accept a superior proposal. Pathmark also objected to the provision requiring payment of a termination fee in the event that Pathmark stockholders failed to approve the merger at a time when no competing transaction had been proposed. In addition, Pathmark rejected the $30 million termination fee as excessive, and proposed that if antitrust clearance required divestiture of stores, A&P would be required to make such divestitures without regard to amount.

Also on that day, the independent members of the A&P board held a special telephonic meeting with representatives of McGuireWoods, PJSC and Cahill to discuss the proposed terms of the Pathmark acquisition.

Also on January 18, 2007, the A&P board held a regularly scheduled meeting. Also in attendance were Mr. Claus, Mr. Guldin, Ms. Galgano and Mr. Richards, as well as representatives of

JPMorgan and Cahill. Mr. Haub, with the assistance of the executives in attendance, reviewed the status of the Pathmark acquisition, including updates on due diligence, synergies, financing and integration. The JPMorgan representatives then reviewed the status of negotiations and developments.

On January 19, 2007, Cahill contacted Latham & Watkins and stated that, in light of the many comments made by Pathmark on the draft merger agreement that were unacceptable to A&P, A&P had directed Cahill to cease further work on the draft until progress was made on the substantive issues.

On January 23, 2007, the Pathmark board of directors held a regularly scheduled meeting at which all directors were present in person or by telephone. At this meeting, the board discussed the status of negotiations with A&P, the draft merger agreement that had been presented by A&P, and the antitrust approval process that would be required in connection with the transaction, including the likely timing and uncertainties of obtaining approval.

The Pathmark board noted that the draft merger agreement proposed by A&P included a condition that the Yucaipa Companies’ existing Management Services Agreement with Pathmark be terminated at or prior to closing. The board also noted that this termination would require a termination payment to Yucaipa Companies under that agreement in the amount of $10 million. In addition, under the Pathmark Stockholders Agreement, a change of control transaction such as that proposed by A&P would require the affirmative vote of at least two Independent Directors (as defined below), as well as the affirmative consent of the Yucaipa Investors. These approvals would be in addition to any other approvals that would be required under applicable law or Pathmark’s charter or bylaws.

Representatives of Citigroup joined the meeting and presented Citigroup’s qualifications to act as financial advisor to the Pathmark board in connection with the proposed transaction with A&P.

The Pathmark board discussed the amendments that would be required to the existing warrant agreement with the Yucaipa Investors in order to provide for the rollover of the Series A and B Warrants into A&P warrants, as contemplated by the December 2006 term sheet. Under the existing warrant agreement, in the cash and stock merger proposed by A&P, the Series A and B Warrants would have been converted into the right to acquire, upon exercise, the merger consideration of $9.00 in cash and a fixed number of shares of A&P stock. Under the warrant agreement amendment, in essence the right to acquire $9.00 in cash would be converted into a right to acquire a fixed number of shares of A&P stock.

After further discussion and consideration of both the implications of the warrant agreement amendment and the fact that negotiations between Pathmark and A&P had advanced to the point where it seemed probable that the parties would engage in a strategic transaction, the Pathmark board determined to form a committee of independent, disinterested directors to review the terms of any amendments to the Yucaipa Investors’ Series A and B Warrants to effect the warrant rollover. Sarah Nash, Daniel Fitzgerald, Larry Katzen, Bruce Hartman and John Zillmer, each directors of Pathmark who were considered to be independent of the Yucaipa Investors for the purpose of reviewing the proposed warrant agreement amendment (the “Independent Directors”), met separately with counsel from Shearman & Sterling LLP (“Shearman & Sterling”). The board then authorized the creation of a special committee, composed of the Independent Directors, which was empowered to review, in connection with any proposed business combination, any proposal that would provide for the treatment of the Yucaipa Investors’ Series A and B Warrants in a manner that would be different from that provided under the existing warrant agreement. The special committee was given the power to evaluate any such warrant proposal, to negotiate directly with Yucaipa Companies, the Yucaipa Investors and their advisors, and to make a recommendation to the full Pathmark board as to what action, if any, Pathmark should take with respect to any such warrant proposal, as well as the power and resources to retain any advisors to the special committee that the special committee deemed necessary or desirable to conduct its review. Because the Yucaipa Investors were the only Pathmark stockholders that owned any of the Series A and Series B Warrants and the treatment of these warrants could potentially present a conflict of interest for the Yucaipa Investors as they evaluated the merits of an acquisition transaction, the board resolved that it would not recommend any acquisition transaction that included a warrant proposal without the prior favorable recommendation of the special committee. In addition, because approval of the acquisition transaction would require the affirmative vote of at least two Independent Directors pursuant to the terms of the Pathmark Stockholders Agreement, the special committee was empowered to review any acquisition proposal, for the purpose of assisting the Independent Directors in their decisions under the existing stockholders agreement between Pathmark and the Yucaipa Investors as to whether they would vote in favor of an acquisition transaction.

The directors also were presented with a draft of an engagement letter between Pathmark and Yucaipa Advisors (an affiliate of Yucaipa Companies) that had been prepared in response to instructions given at the December 19, 2006 Pathmark board meeting, pursuant to which Yucaipa Advisors would be engaged to act as a consultant to Pathmark in connection with the negotiation of the A&P transaction. The board deferred a decision on the draft letter pending further review by the board and counsel. The directors then voted to retain Citigroup as financial advisor to Pathmark in connection with the proposed A&P transaction. In addition, the board requested that management, Yucaipa Advisors and Citigroup provide weekly updates to the board regarding the status of the transaction and negotiations.

Later that same day, a meeting of the Pathmark special committee was held to preliminarily discuss process and the issues the Pathmark special committee had been charged with by the board to consider. At the meeting, the Pathmark special committee also appointed Ms. Nash as its Chairperson and engaged Shearman & Sterling as its independent legal counsel.

On January 25, 2007, Latham & Watkins and Cahill held a conference call and discussed a number of the most significant outstanding items on the draft merger agreement.

On January 28, 2007, a special telephonic meeting of the Pathmark board of directors was held, at which the board considered the proposed engagement letter with Yucaipa Advisors to act as a consultant to Pathmark in connection with the proposed A&P transaction. After the full Pathmark board discussed the amount of the fees proposed to be paid to Yucaipa Advisors, the meeting was recessed, and a separate meeting of the Independent Directors took place. Thereafter, the meeting of the full Pathmark board resumed, and the Independent Directors indicated that they had determined to support the engagement of Yucaipa Advisors as a consultant to Pathmark on the terms specified in the existing Management Services Agreement. The board of directors took note of the Independent Director’s determination and discussed the terms set forth in the engagement letter. The board members in attendance then unanimously approved the Yucaipa Advisors engagement letter. Neither Mr. Duckworth nor Mr. Tochner were in attendance for this portion of the meeting.

Also on that day, after considering a number of nationally recognized firms and their respective qualifications, the Pathmark special committee engaged Perella Weinberg Partners LP (“PWP”) as its independent financial advisor to assist the committee in its assessment of the value of the Series A and B Warrants and the impact of the proposed amendments to the warrant agreements, and to advise committee members in their role as Independent Directors under the Pathmark Stockholders Agreement. PWP was not engaged to provide any advice or opinion regarding the fairness of the proposed transaction with A&P. PWP received a fixed fee, a portion of which was paid concurrently with its engagement, and the balance when PWP first met with the Pathmark special committee.

On January 30, 2007, the parties held a meeting in New York City. In attendance were Mr. Duckworth, Mr. Standley, Mr. Vitrano, Mr. Guldin, Ms. Galgano and Allan Richards as well as Pathmark’s and A&P’s respective counsel and financial advisors. At this meeting, the parties discussed at a general level the guiding principles for further negotiations, including the parties’ sharing of any antitrust risk arising out of the proposed transaction, the relative level of reciprocity in the representations, covenants and conditions of Pathmark and A&P, certainty and speed of closing, and the treatment of outstanding employee stock options.

On January 30, 2007, the independent members of the A&P board held a special telephonic meeting. Also participating by telephone at the meeting were representatives of McGuireWoods and PJSC. The independent directors discussed the status of the Pathmark transaction, including the proposed timeline. Representatives of PJSC then presented their analysis with respect to the Tengelmann advisory fee request based upon information they had considered in connection with their analysis. Representatives of McGuireWoods then reviewed the December 2006 draft Tengelmann stockholder agreement term sheet with the independent directors. The independent directors then directed McGuireWoods to prepare a revised Tengelmann stockholder agreement term sheet reflecting the comments of the independent directors. The independent directors and McGuireWoods decided not to provide comments on the actual draft Tengelmann stockholder agreement distributed by Cravath on January 15, 2007 until progress had been made on the principal provisions reflected in the term sheet.

A telephonic meeting of the Pathmark special committee was held on February 1, 2007. At the meeting, a representative from PWP presented to the Pathmark special committee various financial issues relating to the proposed warrant agreement amendment to be entered into among the Yucaipa Investors and A&P in connection with the proposed transaction. The members of the Pathmark special committee discussed among themselves, as well as with representatives of PWP, various financial and other considerations relating to the proposed transaction, including that: (i) the current warrant agreement between the Yucaipa Investors and Pathmark already sets forth the manner in which the Series A and B Warrants were to be treated in a business combination transaction such as the proposed A&P transaction; (ii) additional value would accrue to the Yucaipa Investors as a result of the proposed warrant agreement amendment but not to the other stockholders of Pathmark; and (iii) the Yucaipa Investors would be able to participate to a greater degree than the other stockholders of Pathmark in any future appreciation in the A&P share price. The members of the Pathmark special committee also discussed certain additional considerations regarding the proposed transaction, including (i) the proposed transaction value represented a significant premium to the market price of Pathmark’s common stock; (ii) there currently were no other transaction proposals offering the same or greater consideration; (iii) without the Yucaipa Investors’ support for the A&P transaction, Pathmark risked losing the proposed transaction and the value it could provide to Pathmark’s stockholders; and (iv) it was unlikely that the Yucaipa Investors or A&P would be prepared to make additional value available to Pathmark’s other stockholders.

On February 2, 2007, the Pathmark board held an update call in which Mr. Standley and Mr. Duckworth and Citigroup advised the directors of the status of the proposed transaction.

On February 5, 2007, the parties held a meeting in New York City. In attendance were representatives from Pathmark and A&P and their respective counsel, as well as representatives from Tengelmann, Yucaipa Companies and A&P’s financial advisor. The principal issue under discussion at this meeting related to a review of the risks raised by the proposed transaction from an antitrust standpoint, including both the risk of nonconsummation, and the risk that store divestitures would be required in order to obtain antitrust approval. The parties discussed in detail a number of alternatives to allocate these risks. A&P proposed that, in the event that divestitures were required over a certain store level cash flow threshold, a downward adjustment to the merger consideration would be made. Pathmark objected to this concept as overly complex and risky for the Pathmark stockholders. After discussion, the parties agreed in principle to the following terms. If, at a date that is six months after execution of the merger agreement, A&P reasonably determined that it was reasonably likely that it would be required to divest stores that have store level cash flow in excess of $33 million, then A&P would have the right to terminate the merger agreement and reimburse Pathmark for its out-of-pocket legal expenses. If, at a date that is nine months after execution of the merger agreement, A&P reasonably determined that it was reasonably likely that it would be required to divest stores that have store level cash flow in excess of $33 million, then A&P would have the right to terminate the merger agreement and pay Pathmark a termination fee of $25 million. If, thereafter, the merger were to fail to close for reasons related to failure to obtain antitrust approval, A&P would pay Pathmark a termination fee of $50 million.

Shortly thereafter, Messrs. Burkle and Haub had a telephone call regarding a disagreement over how store level cash flow would be calculated. After further discussion, they agreed that specific store level cash flow amounts for each A&P and Pathmark store would be set forth on a schedule to the merger agreement, and agreed to increase the divestiture threshold from $33 million to $36 million based upon the agreed calculation methodology.

Also that day, a telephonic meeting of the Pathmark special committee was held. At the meeting, a representative from PWP presented to the Pathmark special committee additional material that PWP had been asked by the Pathmark special committee to prepare on warrant valuation sensitivities relating to the proposed warrant agreement amendment.

Additionally on February 5, 2007, the independent members of the A&P board held a special telephonic meeting. Also participating by telephone at the meeting were representatives of McGuireWoods, Cahill and PJSC. The independent directors discussed the status of the Pathmark transaction. Representatives of PJSC reported on corporate governance rights typically granted to controlling or significant stockholders in the context of private equity and other investments. The independent directors then reviewed the December 2006 Tengelmann term sheet as proposed by Tengelmann and as revised by McGuireWoods. The independent directors directed representatives of McGuireWoods to propose certain revisions to the term sheet to Cravath.

On February 6, 2007, McGuireWoods sent to Cravath a revised version of the Tengelmann stockholder agreement term sheet which reflected the comments of A&P’s independent directors. The revised version required that Tengelmann would vote all its shares in the same proportion as A&P’s other stockholders in the election of directors that were not nominated by Tengelmann, which voting mechanism was referred to as “mirror voting.” In addition, among other things, the comments sought to modify and reduce the scope of Tengelmann’s approval rights and eliminate Tengelmann’s right to demand registration rights and addressed the termination of Tengelmann’s various rights under the proposed Tengelmann stockholder agreement and the method of calculating Tengelmann’s ownership percentage for that purpose.

On February 7, 2007, the Pathmark board held an update call in which Mr. Standley and Mr. Duckworth and Citigroup advised the directors of the status of the proposed transaction.

On February 9, 2007, Mr. Duckworth, on behalf of the Yucaipa Investors, met with the Pathmark special committee to review the warrant rollover proposal. He made a presentation that began with the history of the negotiation process and the treatment of the Series A and B Warrants under various transaction structures that had been considered. The presentation also illustrated the Yucaipa Investors’ view that the A&P common stock that the Yucaipa Investors would receive in the proposed transaction would be worth significantly less than the A&P common stock received by other common stockholders of Pathmark, due to the transfer and standstill restrictions that A&P imposed upon the Yucaipa Investors that would result in diminished liquidity and limitations on the ability of the Yucaipa Investors to exercise the rights available to other holders of A&P common stock. In addition, he described the terms of the Series A and B Warrants, both as presently existing and as proposed to be amended, as well as the Yucaipa Investors’ views as to the benefits to the Yucaipa Investors from the rollover of the warrants and detriments to the Yucaipa Investors resulting from the terms and restrictions that A&P would put on the rollover warrants, which terms and restrictions did not currently apply to the Series A and B Warrants.

During the period from February 9 through February 12, 2007, the parties held meetings in New York City. In attendance were Mr. Standley, Mr. Duckworth, Mr. Vitrano, Mr. Guldin, Ms. Galgano and Mr. Richards, as well as Pathmark’s and A&P’s respective counsel and financial advisors. At these meetings the parties discussed many significant open issues on the draft merger agreement, including many of the items in dispute under A&P’s original draft of the merger agreement from January 11. In addition, during this period Cahill transmitted a draft voting agreement to the Yucaipa Investors, which required the Yucaipa Investors to vote all shares owned or acquired by the Yucaipa Investors in favor of the proposed transaction with A&P and against all alternative transactions. The Yucaipa Investors owned approximately 40% of the outstanding Pathmark common stock at that time. In response, Pathmark proposed that the Yucaipa Investors would only be required to vote shares representing 33% of the outstanding stock in favor of the transaction, and that the remainder of their shares would be voted for or against the transaction in proportion to the votes cast by other stockholders. Pathmark also objected to A&P’s proposal that a termination fee be payable in the event that the Pathmark stockholders failed to approve the merger at a time when no competing transaction had been proposed. A&P did agree to a nonsolicitation covenant which would allow Pathmark to have discussions with another potential purchaser if that person were to submit a bona fide proposal that the board determined to be reasonably likely to lead to a proposal that was superior to the terms of the A&P transaction.

On February 11, 2007, Cahill distributed a draft stockholders agreement relating to the Yucaipa Investors’ ownership of A&P common stock after completion of the merger. The draft provided for a prohibition on purchases of shares of A&P common stock over 9.9%, and other standstill provisions that would restrict the Yucaipa Investors from taking any action to propose any extraordinary corporate transaction, participate in a proxy contest, form a group with other A&P stockholders or take any action (whether through communication with management or public statements) to seek to influence A&P. The draft also included restrictions on the transferability of the A&P common stock owned by the Yucaipa Investors, as well as a noncompetition agreement with respect to A&P.

On February 8 and 12, 2007, McGuireWoods and Cravath had telephone conferences to discuss and negotiate the February 6 comments to the Tengelmann stockholder agreement term sheet. Cravath indicated in those discussions that Tengelmann was not willing to support the proposed acquisition of Pathmark by A&P without proportional board representation and approval rights substantially as provided in the Tengelmann stockholder agreement term sheet, but that Tengelmann was willing to enter into a “mirror vote” provision, if Tengelmann’s obligation was conditioned upon A&P honoring Tengelmann’s proposed rights to proportional board representation, and to negotiate the other aspects of the term sheet. On February 13, 2007, McGuireWoods sent Cravath additional comments on the Tengelmann stockholder agreement term sheet relating to the points described above as well as others.

On February 13, 2007, Mr. Guldin, Ms. Galgano, Mr. Richards, Mr. Standley, Mr. Vitrano and Mr. Duckworth discussed potential synergies and integration plans as well as the financing of the proposed transaction. Also on February 13, 2007, Cahill and Latham & Watkins held a teleconference. They discussed and agreed that in the event that Pathmark’s stockholders failed to approve the merger at a time when no competing transaction had been proposed, no termination fee would be payable, but Pathmark would reimburse A&P for its out-of-pocket legal expenses. They also discussed the size of the termination fee, as well as the percentage of the Yucaipa Investors’ stock to be subject to the proposed voting agreement.

On the same day, the independent members of the A&P board held a special telephonic meeting. Also participating by telephone at the meeting were representatives of McGuireWoods. The independent directors discussed several open issues on the Tengelmann stockholder agreement term sheet. The independent members of the board were informed of Tengelmann’s unwillingness to support the proposed acquisition of Pathmark by A&P without proportional board representation and approval rights substantially as provided in the Tengelmann term sheet but that Tengelmann was willing to enter into a “mirror vote” provision and negotiate other aspects of the term sheet.

On February 14, 2007, Cahill and Latham & Watkins held a conference call to discuss the proposed voting agreement and the termination fees. Specifically, Cahill requested that, in addition to the Yucaipa Investors agreeing to vote their full ownership position (amounting to approximately 40% of the outstanding Pathmark common stock) in favor of the proposed transaction, the Yucaipa Investors agree that they would vote their shares against any other acquisition proposal within the two-year period following termination of the merger agreement.

A telephonic meeting of the Pathmark special committee was held that day. At the meeting, a representative of PWP discussed with members of the Pathmark special committee the differences PWP believed existed between the Yucaipa Investors’ and PWP’s analyses of the proposed warrant agreement amendment. The members of the Pathmark special committee discussed these differences, as well as the question of whether either the Yucaipa Investors or A&P would be prepared to share any of the value represented by the proposed warrant agreement amendment with Pathmark’s other stockholders. Members of the Pathmark special committee decided that Ms. Nash should call Mr. Duckworth and voice the Pathmark special committee’s concerns with the Yucaipa Investors’ analysis of the proposed warrant agreement amendment. In addition, the Pathmark special committee considered a draft letter to Yucaipa Companies to such effect, which the Pathmark special committee agreed Ms. Nash should send following her call with Mr. Duckworth.

Later that day, Ms. Nash had a discussion with Mr. Duckworth during which she conveyed the special committee’s concerns. Mr. Duckworth told Ms. Nash that he would like to have a discussion with PWP and provide the special committee with further information on these issues. Thereafter, on behalf of the special committee, Ms. Nash sent a letter to Yucaipa Companies in which she stated that, taking into account advice from the special committee’s financial advisor regarding the additional value that would accrue to the Yucaipa Investors as a result of the proposed amendments to the terms of the Series A and B Warrants, as well as the special committee’s fiduciary duties and its understanding of the situation, the special committee did not see how it could approve the proposed warrant agreement amendment in its then-current form. Ms. Nash also stated that the special committee would be happy to consider any alternatives Yucaipa Companies might wish to propose.

On February 14, 2007, the independent members of the A&P board held a special telephonic meeting. Also participating by telephone at the meeting were representatives of McGuireWoods and PJSC. Representatives of McGuireWoods reviewed with the A&P directors the status of negotiations with Cravath regarding the Tengelmann stockholder agreement term sheet as well as the proposed Tengelmann advisory fee. The directors discussed the proposed advisory fee and considered PJSC’s related advice.

Also on February 14, 2007, McGuireWoods sent to Cravath a revised version of the Tengelmann stockholder agreement that Cravath had distributed on January 15, 2007, which reflected comments of the independent directors on the outstanding open issues on the term sheet and, in addition, deleted Tengelmann’s right to require A&P to file a shelf registration statement for the sale of A&P shares owned by Tengelmann, as well as indicated that the provision relating to an advisory fee for Tengelmann remained an open issue.

On February 15, 2007, Mr. Duckworth, on behalf of Yucaipa Companies, sent a letter to the Pathmark special committee. In the letter, Mr. Duckworth stated that Yucaipa Companies believed that the concessions the Yucaipa Investors had agreed to in limiting their rights as A&P stockholders and significantly reducing the liquidity of their securities had the effect of greatly diminishing the value of any consideration to be received by them in the proposed transaction. He stated that Yucaipa Companies did not believe that a transaction without the proposed amendments to the Series A and B Warrants represented compelling enough value for them to support.

A telephonic meeting of the Pathmark special committee was held on February 16, 2007. At the meeting, representatives of Shearman & Sterling and PWP shared their views on the letter received by the Pathmark special committee from Mr. Duckworth. After discussing the letter, the Pathmark special committee discussed the message that Ms. Nash should convey to the full board at the board meeting to be held later that day.

Later that day, the Pathmark board of directors held a telephonic board meeting. Mr. Burkle, as a representative of the Yucaipa Investors, was in attendance on the call. At this meeting, Mr. Standley and Mr. Vitrano updated the board on the status of the due diligence process with A&P, and the status of A&P’s financing for the transaction, particularly as it related to the sale of Metro stock to fund a portion of the cash merger consideration. Representatives of Citigroup provided the board with Citigroup’s preliminary financial analysis of the proposed merger, including the proposed merger consideration.

Also at this meeting, Mr. Burkle, on behalf of the Yucaipa Investors, addressed the special committee’s preliminary concerns about the treatment of the Series A and B Warrants in the proposed transaction. Mr. Burkle explained to the board that the Series A and B Warrants had been purchased by the Yucaipa Investors in 2005 as part of a package of securities of Pathmark, in exchange for $150 million in cash. He also explained that, in the proposed transaction with A&P, A&P was requiring that the Yucaipa Investors agree to numerous standstill and transferability restrictions on the Yucaipa Investors’ rights with regard to the A&P common stock and warrants that the Yucaipa Investors would own after the merger, which were significant detriments to the value of the Yucaipa Investors’ rights, which the Yucaipa Investors were under no obligation to agree to, and which the other common stockholders of Pathmark would not be subject to. He also noted that the terms of the rollover warrants were significantly less advantageous to the Yucaipa

Investors than the terms of the Series A and B Warrants. Mr. Burkle indicated, however, that the Yucaipa Investors would agree to these various terms and restrictions as part of facilitating an overall transaction with A&P for the benefit of all stockholders which, at the same time, would preserve the option value of the Series A and B Warrants. He also noted that several other transactions with A&P had been previously discussed with the board, including a merger of equals and an acquisition of A&P by Pathmark, and in these transactions the option value of the Series A and B Warrants would have been preserved. Mr. Burkle indicated that, if the Series A and B Warrants could not be rolled over into A&P warrants and therefore the existing option value of the Series A and B Warrants could not be preserved, then the Yucaipa Investors would not be willing to agree to the standstill and transferability restrictions on the Yucaipa Investors’ common stock and warrants, and the other amendments to the terms of the Series A and B Warrants, that had been demanded by A&P, and the Yucaipa Investors would not be willing to support the transaction as stockholders of Pathmark. The members of the special committee attached great significance to the position expressed by Mr. Burkle because consummation of the proposed transaction was subject to the Yucaipa Investors’ consent under the terms of the Pathmark Stockholders Agreement; moreover, in order to proceed with the proposed transaction, A&P had made clear that it would require the Yucaipa Investors to enter into a voting agreement in which they would agree to vote in favor of the proposed transaction.

Ms. Nash, on behalf of the special committee, informed the board that the Pathmark special committee could not respond to Mr. Duckworth’s February 15 letter until (i) Citigroup had presented its views to the board regarding the fairness, from a financial point of view, to the stockholders of Pathmark of the consideration to be received by such stockholders in the proposed transaction and (ii) the documentation relating to the proposed transaction, including the proposed warrant agreement amendment to be entered into among the Yucaipa Investors and A&P, had been substantially finalized. Ms. Nash also indicated that the special committee was open to receiving additional information from the Yucaipa Investors, so that the special committee could better understand the views and analyses of the Yucaipa Investors and the terms of the restrictions imposed by A&P.

Following the board meeting, the Pathmark special committee reconvened and the members discussed the information obtained at the board meeting and further discussed the proposed warrant agreement amendment. As part of this discussion, the members of the special committee considered, among other things, the value that the proposed transaction with A&P would provide to Pathmark’s stockholders and the risk of losing this value if the special committee did not approve the terms of the warrant agreement amendment and the Yucaipa Investors ceased to support the proposed transaction with A&P.

From February 16 through March 3, 2007, McGuireWoods and Cravath continued to exchange drafts of and discuss and negotiate the terms of the Tengelmann stockholder agreement.

On February 18, 2007, the independent members of the A&P board, held a special telephonic meeting to review the status of negotiations between McGuireWoods and Cravath. Also participating by telephone at the meeting were representatives of Cahill and PJSC.

During the period from February 18 through February 26, Ms. Galgano, Mr. Richards, Mr. Guldin, Mr. Duckworth, Mr. Standley and Mr. Vitrano, as well as A&P’s and Tengelmann’s respective counsel and advisors held a number of meetings and teleconferences to discuss the terms of the proposed merger agreement. A&P agreed that the Yucaipa Investors would be required to vote their shares representing only 33% of the outstanding Pathmark common stock in favor of the merger and against alternative transactions, and that the voting agreement would expire upon termination of the merger agreement. The remainder of the Yucaipa Investors’ shares in excess of 33% of the outstanding shares could be voted in the Yucaipa Investors’ sole discretion. A&P also agreed to a reduced termination fee of $25 million. The parties also agreed that, if the merger agreement were terminated after the nine-month anniversary, or the one-year anniversary, of execution of the merger agreement, due to failure to receive antitrust approval (regardless of the level of store level cash flow that is required to be divested), the termination fee payable by A&P to Pathmark would be $50 million, and $75 million, respectively.

Also during this period, A&P provided to Pathmark the drafts of its financing commitment letters. The financing commitment letters were expressly conditioned on the receipt by A&P of proceeds of $190 million from the sale of Metro shares that it owned, and there was no commitment by any third party to ensure that those proceeds would be obtained. Even though the transaction was not conditioned on receipt of financing, Pathmark required that all the financing be fully committed at the time of signing of the merger agreement. Pathmark discussed with A&P the fact that, because the receipt of proceeds from the sale of Metro shares was not assured, it was possible that the transaction would not close because of A&P’s failure to obtain financing.

Pathmark also proposed to A&P a retention pay plan, change of control severance plans for employees and transaction bonuses for four key executives in order to better provide stability in the workforce prior to closing, which would increase the likelihood that the transaction closed and facilitate the post-closing integration of the companies. The retention pay plan would be offered to certain office associates (excluding the Chief Executive Officer, Co-Presidents and Executive Vice Presidents of Pathmark) and, subject to certain conditions, would entitle each such associate to receive a retention payment equal to 20-30% of his/her respective base salary, paid in three equal installments as follows: (i) 180 days after execution of the merger agreement, (ii) two weeks after closing of the merger, and (iii) after the closing of the merger, the earlier of a termination of the associate or 180 days after closing of the merger. The change of control severance plans would be offered to certain office and field associates (excluding Pathmark’s executive officers) and, subject to certain conditions, would entitle each such associate to receive a severance payment upon involuntary termination of employment, other than for cause, within 12 months of a change of control (such as completion of the merger). The transaction bonuses would be offered to four key executives and, subject to certain conditions, would entitle such executives to receive bonus payments of either $50,000 or $100,000 in the event such executive remained continuously employed by Pathmark through the close of the merger or under certain other circumstances. See “Interests of Certain Persons In the Merger—Transaction Bonus Agreements” and “—Retention Pay Plan.”

On February 18, 2007, Mr. Duckworth spoke by telephone with representatives of PWP in order to describe the Yucaipa Investors’ warrant valuation methodology.

A telephonic meeting of the Pathmark special committee was held on February 20, 2007. At the meeting, Mr. Duckworth presented the Pathmark special committee with the Yucaipa Investors’ views regarding the Yucaipa Investors’ valuations (and the underlying assumptions used in those valuations) with respect to the consideration the Yucaipa Investors would be entitled to receive under the terms of the proposed transaction, including the proposed warrant agreement amendment. During the course of this presentation, Mr. Duckworth noted the Yucaipa Investors’ views on, among other things, (i) the valuation of the option life of the rollover warrants; (ii) the volatility assumptions for both Pathmark and A&P common stock and the risk free rate to be utilized in valuing the rollover warrants; (iii) the impact of the standstill and transfer restrictions and stockholder rights limitations on the value of the A&P common stock underlying the rollover warrants and to be received by the Yucaipa Investors in the proposed transaction; and (iv) the impact of the ability of A&P to defer delivery of A&P common stock or payment of cash upon the exercise of the rollover warrants. Following Mr. Duckworth’s presentation, the members of the Pathmark special committee discussed Mr. Duckworth’s presentation among themselves, as well as with their advisors.

On February 20, 2007, the A&P board held a regularly scheduled meeting to review the status of the Pathmark transaction. Also in attendance were Mr. Claus and Ms. Galgano, as well as representatives of JPMorgan, Axinn Veltrop & Harkrider LLP (“Axinn”), special antitrust counsel to A&P, and Cahill. Representatives of Axinn reviewed for the board the antitrust clearance process, including anticipated timing, historical context, the current competitive market setting, possible issues to address, and the range of possible outcomes. Members of management then reviewed with the board the status of the diligence effort, including the status of obtaining information from Pathmark, the status of evaluating anticipated synergies from the transaction, financial and operational evaluations and integration matters. Management also reviewed with the board the status of the financing. The JPMorgan representatives then reviewed with the board their views of the transactions and reviewed and discussed with the board various factors, analyses, projections and valuation methodologies which would be part of their fairness analysis.

Later on February 20, 2007, the independent members of the A&P board, together, for a portion of the meeting, with John Barline, an A&P director affiliated with Tengelmann, held a special telephonic meeting, at which representatives of McGuireWoods, PJSC and Cahill were present, to review the status of discussions with Cravath regarding Tengelmann’s requested board representation and governance and other stockholder rights. Following the departure from the meeting of Mr. Barline, the independent directors discussed appropriate responses to the remaining open issues with Tengelmann. Following the discussion, the independent directors indicated that McGuireWoods should seek to resolve the issues.

On February 23, 2007, the Pathmark board held an update call in which Mr. Standley, Mr. Duckworth and Citigroup advised the directors of the status of the proposed transaction.

As discussed by the parties in mid-December 2006, the merger consideration offered by A&P was $9.00 in cash and $3.50 in A&P stock, with the exchange ratio for the stock portion expected to be calculated based upon $3.50 divided by the average closing price of the A&P common stock for the twenty trading days prior to the date of execution of the merger agreement. In mid-December, the parties targeted signing a merger agreement by mid-January, 2007, but had not met that target.

As a result, on or about February 24, 2007, Mr. Burkle discussed with Mr. Haub the possibility of revising the exchange ratio, because during the course of the previous weeks the market trading price of A&P common stock had moved substantially higher, and the agreements had not been finalized by mid-January as had been initially anticipated. Pathmark believed that the exchange ratio calculated under the 20-trading-day average formula no longer accurately reflected the business understanding and was not acceptable. Messrs. Burkle and Haub agreed to continue discussion of the issue.

On February 25, 2007, the independent members of the A&P board held a special telephonic meeting. Cahill updated the independent directors on the status of discussions with Pathmark’s representatives regarding the proposed transaction.

On February 26, 2007, the compensation committee of the Pathmark board held a telephonic meeting at which the committee approved a retention bonus plan, change of control severance plans for employees, and transaction bonuses for four executives who would each play a key role in consummating the proposed transaction.

Later that day, A&P proposed to Pathmark a new merger consideration structure. Under this structure, A&P would agree to sell up to 7.1 million shares of Metro stock within ninety days after execution of the merger agreement. In the event that the sale yielded less than $190 million, then the aggregate cash portion of the merger consideration would be adjusted downward by the difference between $190 million and the sale proceeds, and the aggregate amount of the stock portion of the merger consideration would be adjusted upward by the same amount.

On February 27, the trading volumes for both A&P’s and Pathmark’s publicly traded securities increased above their average volumes, and the trading prices of the securities of the two companies also increased. In response to this market activity, A&P and Pathmark were separately contacted by the NYSE and NASDAQ, respectively, with requests for public disclosure of the pending negotiations. In response to these requests, A&P and Pathmark each issued press releases disclosing the fact that the parties were engaged in negotiations for A&P to acquire Pathmark for a possible purchase price of $12.50 in cash and A&P common stock.

Later that day, the Pathmark board of directors held a special telephonic meeting at which all directors were present. Mr. Standley described for the board the change that A&P had proposed regarding altering the cash/stock mix of the merger consideration based on the results of the sale of Metro stock by A&P. They noted that this was a change in a fundamental term and required further discussion with A&P before any recommendation could be made to the board.

Citigroup then presented a detailed preliminary financial analysis of the proposed transaction, including financial analyses of Pathmark, A&P and the proposed merger consideration of $12.50 per share in cash and A&P common stock. Citigroup noted that, as a result of A&P’s proposal to change the cash/stock mix of the merger consideration, Citigroup would need to conduct further analysis when the terms of that proposal were further defined.

The directors discussed whether there was any likelihood that another purchaser would be interested in acquiring Pathmark at a higher valuation. The directors noted the publicly announced auction process in 2004 and 2005, which had failed to generate any attractive offers to acquire Pathmark. In addition, publicly available analyst commentary about Pathmark had repeatedly referred to Pathmark as a likely and most advantageous merger partner with A&P. Notwithstanding this commentary, Pathmark had not received any credible acquisition proposals from any person other than A&P. In addition, the Pathmark board believed that the February 27 press releases issued by A&P and Pathmark would alert any third parties interested in acquiring Pathmark to the potential transaction with A&P, and interested purchasers would presumably contact Pathmark if they were willing to offer a valuation higher than $12.50 per share of Pathmark common stock.

Also at this board meeting, the board reviewed in detail the draft transaction documents, including the terms of the merger consideration, treatment of employee stock options and warrants, nonsolicitation covenant, termination fees, voting agreements, and antitrust provisions. They also reviewed the proposed stockholders agreement between A&P and the Yucaipa Investors, noting the restrictions that the agreement placed on the Yucaipa Investors’ ability to exercise many of the rights normally attendant to the ownership of stock in a public company, including the right to influence the management and control of A&P, make proposals to the board of A&P, solicit other stockholders, and freely acquire or dispose of A&P shares and warrants.

On February 28, 2007, the A&P board held a special telephonic meeting to review the status of the Pathmark transaction. Also in attendance were Mr. Claus, Ms. Galgano, Mr. Richards and Chris McGarry, an executive officer of A&P, as well as representatives of JPMorgan, Cahill, Cravath and McGuireWoods. Mr. Haub updated the board on the process regarding the Pathmark acquisition. He reported that, in response to a call from the NYSE, A&P had issued a February 28 press release acknowledging negotiations for A&P’s acquisition of Pathmark. Mr. Haub stated the transaction agreements were essentially complete with the main open issues regarding financing terms, the A&P stock price to be used to determine the Pathmark equity conversion and antitrust-related matters. The A&P board then discussed these matters and authorized management to continue negotiations.

A meeting of Mr. Haub, Mr. Guldin, Mr. Burkle, Mr. Duckworth and Mr. Standley was held in New York City on March 1, 2007. By that time, A&P had abandoned its proposal to adjust the cash/stock mix of the merger consideration depending on the future results of its sale of Metro stock. At this meeting, A&P agreed to a termination right by Pathmark, and a $50 million termination fee, in the event that A&P failed to generate at least $190 million of proceeds from the sale of Metro stock within ninety days following the execution of the merger agreement. A&P also agreed that if the proposed transaction failed to close due to the failure to obtain financing for the cash portion of the merger consideration, then A&P would pay Pathmark a termination fee of $50 million, which amount would increase to $75 million if the closing were delayed beyond one year for antitrust reasons. This termination fee would be in addition to breach of contract damages that Pathmark might have against A&P, because the proposed transaction was not conditioned upon the receipt of financing. A&P also agreed to reimburse Pathmark for its legal fees and expenses if the transaction was not approved by the stockholders of A&P.

Also as part of these meetings, Mr. Burkle proposed that the exchange ratio for the stock portion of the merger consideration would be determined by valuing A&P common stock at $27 per share rather than the then-current 20-trading-day average of $29.56. Mr. Haub agreed to consider the proposal. This change would have the effect of increasing the exchange ratio from 0.11840 to 0.12963 A&P shares for each share of Pathmark stock.

On March 2, 2007, the A&P board held a special telephonic meeting, to review the status of the Pathmark transaction. Also in attendance were Mr. Claus, Ms. Galgano and Mr. Richards, as well as representatives of JPMorgan, Cahill, Cravath and McGuireWoods. Mr. Haub reviewed with the board the status of negotiations regarding the acquisition of Pathmark. He reported that he and Mr. Burkle had met the previous day. The open issues continued to be financing certainty, exchange ratio and price. He reported that, as part of reaching agreement on such terms, they had also tentatively agreed to a revision of exchange value of each Pathmark share from the twenty day formula earlier discussed to a fixed exchange ratio.

Representatives from JPMorgan then reviewed with the board the price activity of the stock of A&P and of Pathmark for various time periods, and various metrics relating to the adjusted A&P stock value to be utilized in the merger, as well as various strategic and governance issues. JPMorgan representatives reviewed the financial implications of the increase on the terms of the merger, including the potential value of the warrants.

The board then discussed these matters and Mr. Haub summarized the advantages and disadvantages of the transaction and indicated his belief that it was advisable to proceed with the transaction. The board also discussed financing options, including the sale of Metro stock. The board then determined that the value adjustment was acceptable, that the transaction continued to have the potential to deliver significant value to A&P stockholders and that management should seek to reach agreement on the remaining terms and present its recommendation to the board on Sunday, March 4, 2007.

On the evening of March 2, 2007, Mr. Haub and Mr. Burkle spoke by telephone and agreed to recommend a final fixed exchange ratio for the stock portion of the merger consideration based on a price of $27 per share of A&P common stock instead of the 20-trading-day average. Based on the closing market price of A&P common stock on March 2, 2007 of approximately $30.86, the change in the exchange ratio formulation resulted in an increase of approximately $25 million in aggregate value to Pathmark stockholders, or an increase of approximately $0.50 per share of Pathmark common stock.

On March 3 and 4, 2007, A&P, Pathmark, Latham & Watkins and Cahill exchanged numerous drafts and finalized the agreements.

By March 3, 2007, A&P and Tengelmann had reached agreement on the open issues on the Tengelmann stockholder agreement. As a result of this negotiation, Tengelmann agreed that, if A&P nominates and recommends the election of a number of Tengelmann nominees proportional to its ownership of A&P common stock, then Tengelmann will vote all its shares of A&P common stock in a manner identical to the manner in which the non-Tengelmann-affiliated stockholders vote their shares in the election of directors other than the Tengelmann nominees, unless a person other than Tengelmann has initiated a proxy contest. Tengelmann also agreed to certain modifications of its proposed approval rights as reflected in the Tengelmann stockholder agreement term sheet, including that certain significant transactions would be subject to the approval of a majority of the A&P directors nominated by Tengelmann, but a more limited group of significant transactions would require Tengelmann’s approval. Tengelmann also agreed to more narrow approval rights in a number of instances, including by agreeing to apply a liquidity test to its approval rights over the settlement with A&P stock of warrants exercised by the Yucaipa Investors, Tengelmann also agreed that it would not require A&P to file a shelf registration statement for the sale of A&P shares owned by Tengelmann. The parties agreed that while the calculation of Tengelmann’s ownership percentage of A&P would protect Tengelmann from dilution from most share issuances, Tengelmann would lose its board representation, approval and most other stockholder rights if its actual ownership percentage of A&P were to fall below 10%. Tengelmann also agreed to forgo an advisory fee in exchange for A&P’s agreement that it would negotiate in good faith with Tengelmann to enter a services agreement under which Tengelmann would agree to provide transactional and other services to A&P for reasonable compensation.

On March 4, 2007, the independent members of the A&P board held a meeting to discuss and consider whether to recommend to the full board of directors that the board authorize A&P to enter into a stockholder agreement with Tengelmann in connection with the contemplated acquisition by A&P of Pathmark. Also participating by telephone at the meeting were representatives from Cahill, McGuireWoods and PJSC. At this meeting, representatives of McGuireWoods reviewed with the directors the terms of the Tengelmann stockholder agreement and the draft of that agreement.

The independent directors noted that the Tengelmann stockholder agreement requires A&P and Tengelmann to negotiate in good faith an advisory services agreement whereby Tengelmann would provide certain services to A&P for compensation to be agreed upon. Representatives of PJSC noted that no fee would be paid to Tengelmann in connection with the Pathmark acquisition and, in their view, the rights being granted to Tengelmann under the Tengelmann stockholder agreement were reasonable given the size of its ownership in A&P. Representatives of McGuireWoods then reviewed the standard of care required of directors of a Maryland corporation applicable to these decisions. The independent directors then deliberated on these matters and unanimously resolved to recommend to the A&P board of directors that it approve the Tengelmann stockholder agreement and the transactions contemplated thereby.

Immediately thereafter, on March 4, 2007, the A&P board held a special meeting. Also in attendance were Mr. Claus, Ms. Galgano, Mr. Richards and Mr. McGarry, as well as representatives of JPMorgan, Cahill, Axinn, PJSC and McGuireWoods. Mr. Haub reported to the board that agreement had been reached on all terms regarding A&P’s proposed acquisition of Pathmark. Representatives of Cahill then reviewed with the board the terms of the transaction, including the closing conditions, the terms and effect on the combined company of the financing arrangements, the fees payable to Yucaipa Companies in connection with the Management Services Agreement, the merger consideration and the treatment of outstanding options and warrants for Pathmark shares (including the Yucaipa Investors’ warrants) and provisions for payment of cash for certain Pathmark stock options and conversion of others into A&P stock options.

Representatives of Cahill then reviewed with the board the requirements of seeking regulatory approval of the acquisition and the terms of the merger agreement permitting A&P to terminate the merger agreement for antitrust-related reasons and representatives of Axinn and Cahill described antitrust issues. Cahill representatives also reviewed with the board the circumstances under which Pathmark would be permitted under the merger agreement to consider alternative transactions to A&P’s acquisition. The board also considered provisions for employment benefits for retained Pathmark employees, the termination fee provisions of the merger agreement, and the provisions for Mr. Mays to become a new director of A&P unless he is an employee or director of a competitor, in which case Pathmark would be able to nominate another director to the A&P board and the covenants in the merger agreement governing conduct of the parties business prior to closing of the merger. Representatives of Cahill also reviewed with the board the proposed financing for the acquisition, including the debt commitment letters received by A&P, the timing of the shareholder meetings of A&P and Pathmark and the required votes, as well as the matters on which the shareholders would be requested to vote at such meetings. Cahill also described the provisions in the merger agreement permitting a change in board recommendation in connection with observance of fiduciary duties applicable to Pathmark. Cahill also described Yucaipa’s and Tengelmann’s voting obligations under the voting agreements and their rights under the stockholder agreements. McGuireWoods reviewed with the board the required standard of conduct of directors of a Maryland corporation.

Representatives of JPMorgan then presented to the A&P board their analysis regarding the fairness of the transaction, from a financial point of view, to A&P and delivered JPMorgan’s fairness opinion to the board, that as of the date of the opinion, and based on and subject to the qualifications, assumptions and limitations set forth therein, the merger consideration to be paid by A&P was fair, from a financial point of view, to A&P. After consideration, the A&P board resolved unanimously to approve the merger agreement and the transactions contemplated thereby and the independent members of the A&P board, with the non-independent members abstaining, unanimously approved the Tengelmann stockholder agreement.

A telephonic meeting of the Pathmark special committee was held on March 4, 2007. At the meeting, a representative of PWP updated the Pathmark special committee on the potential value attributable to the proposed warrant agreement amendment in light of the increase in merger consideration payable to Pathmark’s stockholders in connection with the proposed transaction. The members of the Pathmark special committee discussed this revised valuation. A representative from Shearman & Sterling reviewed with the Pathmark special committee a draft resolution for adoption should a majority of its members determine to give a favorable recommendation to the full board with respect to the proposed warrant agreement amendment.

Later that day, the Pathmark board of directors convened a special telephonic meeting at which all directors were present, as well as Mr. Burkle, Mr. Vitrano, Citigroup, Latham & Watkins, and Shearman & Sterling. Mr. Standley noted that, since the announcement five days earlier that Pathmark was considering a sale of Pathmark to A&P and the extensive media and analyst commentary on that announcement, Pathmark had not received any contacts or inquiries from any potential interested purchasers. Mr. Duckworth informed the board that Yucaipa Companies had received one contact from a potential interested party and explained to the board that the potential interested party was a financial buyer that lacked committed debt and equity financing. Mr. Duckworth also noted for the board that the party appeared to be in the initial stages of developing a larger business plan that focused on the grocery sales industry but did not have existing operations or appear to have significant experience in the industry. After considering the foregoing information, Yucaipa Companies and the board determined that the potential interested party was not credible. In addition, Mr. Standley and Mr. Duckworth indicated that they were not aware of any market rumors that any other person was interested in making a bid for Pathmark. Representatives of Citigroup also indicated that they were unaware of any such rumors and that, to their knowledge, no one at Citigroup had been contacted during the course of the strategic review process by any third party expressing interest in acquiring Pathmark. This absence of any such market rumors or credible inquiries from third parties during the five-day period following the A&P and Pathmark press releases was significant because it had been expected that any third party that was interested in acquiring Pathmark for a valuation higher than $12.50 per share of Pathmark common stock would have contacted Pathmark or one of its representatives after the proposed transaction was publicized but prior to the execution of a definitive merger agreement.

The board reviewed the most recent changes in the terms of the proposed transaction since the previous board meeting, including the increase in the exchange ratio referenced above. Representatives of Citigroup reviewed its financial analysis of the proposed transaction, as revised in light of the increased exchange ratio of 0.12963. Citigroup then rendered its oral opinion, confirmed in writing on March 4, 2007, to the Pathmark board of directors that, as of the date of its written opinion and based upon and subject to the considerations and limitations described in the opinion, the merger consideration was fair, from a financial point of view, to the holders of Pathmark common stock (other than the Yucaipa Group). The special committee of the board then met in a separate session, where it determined to give a favorable recommendation to the board with respect to the proposed warrant amendment.

When the board meeting reconvened, Ms. Nash delivered the report and determination of the special committee to the full board with respect to the proposal to amend the terms of the Yucaipa Investors’ Series A and B Warrants as part of the proposed transaction. In a letter to the board, she stated that, following her letter to Mr. Duckworth on February 14, 2007, the special committee had received additional information with respect to the warrant agreement amendment proposal and related matters. Having considered that information as well as other factors, the special committee had adopted resolutions which constituted its favorable recommendation to the board with respect to the proposed warrant agreement amendment. In the special committee resolutions attached to the letter, the special committee noted that it recognized that: (i) the special committee had reviewed the terms and conditions of the proposed warrant agreement amendment, as well as the terms and conditions of the proposed transaction with A&P; (ii) the special committee had received advice from PWP, the special committee’s independent financial advisor, and Shearman & Sterling, in connection with the special committee’s review of the proposed warrant agreement amendment; (iii) additional value could potentially accrue to the Yucaipa Investors as a result of the warrant agreement amendment but not to the other stockholders of Pathmark; (iv) the Series A and B Warrants held by the Yucaipa Investors would, in the absence of the warrant agreement amendment, suffer a significant reduction in value upon consummation of the proposed transaction compared with their then-current value; (v) the warrants and shares of A&P which the Yucaipa Investors would be entitled to receive in the proposed transaction would be subject to various transfer and other restrictions that adversely affect the value of such warrants and shares; (vi) the Yucaipa Investors had agreed, as part of the proposed transaction, to not dispose of their Pathmark shares or warrants pending completion of the proposed transaction; (vii) it was possible that alternative transaction structures to the proposed transaction existed that, if used, could have resulted in the same treatment of the Series A and B Warrants as the proposed warrant agreement amendments but without requiring any amendments to their terms; (viii) the Yucaipa Investors had informed the special committee that they were not prepared to support the proposed transaction unless it included the proposed warrant agreement amendment without modification; (ix) Citigroup had rendered an opinion to the board that, as of March 4, 2007, the merger consideration to be received by holders of Pathmark’s common stock pursuant to the proposed transaction was fair, from a financial point of view, to such holders (other than the Yucaipa Group); (x) neither Pathmark nor Yucaipa Companies had received proposals for any transaction that would offer consideration for the Pathmark stockholders (other than the Yucaipa Investors) that would be greater than that contemplated by the proposed transaction; (xi) there was the risk that, in the absence of an announcement of a transaction such as the proposed transaction, the trading price of Pathmark’s common stock would decline significantly; (xii) without the support of the Yucaipa Investors, Pathmark would be unable to proceed with the proposed transaction and the value it could provide to Pathmark’s stockholders; and (xiii) the special committee believed that it was in the best interests of Pathmark’s stockholders (other than the Yucaipa Investors) to facilitate consummation of the proposed transaction by giving a favorable recommendation with respect to the proposed warrant agreement amendment.

Thereafter, Mr. Duckworth confirmed that the Yucaipa Investors consented to the proposed transaction with A&P, and would enter into the proposed Yucaipa Voting Agreement (as defined below), the proposed Yucaipa Stockholder Agreement (as defined below), and the proposed warrant agreement amendment. The directors then voted unanimously to approve the proposed merger agreement with A&P and the related transaction documents, and authorized management to execute the agreements.

Thereafter, Pathmark, A&P, the Yucaipa Investors and Tengelmann executed and delivered the transaction documents. The transaction was announced by press release on the morning of March 5, 2007.

Pathmark’s Reasons for the Merger; Recommendation of the Pathmark Board of Directors

After careful consideration, the Pathmark board of directors has unanimously approved the merger agreement, has determined that the merger is fair to, advisable, and in the best interests of, Pathmark and Pathmark stockholders and has unanimously recommended that Pathmark stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger.

In the course of reaching its decision to unanimously recommend that Pathmark stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger, the Pathmark board of directors consulted with its financial and legal advisors, and reviewed a significant amount of information and considered a number of factors, including the following:

•

historical, current and projected information concerning Pathmark’s business, financial performance and condition, capital requirements, operations and competitive position, including the sensitivities and uncertainties related thereto, and current industry, economic and market conditions, including Pathmark’s prospects if Pathmark were to remain an independent company and competitive conditions affecting Pathmark’s stores;

•

Pathmark’s board of directors’ past consideration of the possible alternatives to the merger, including continuing to operate Pathmark on an independent basis and/or engaging in other acquisition transactions, and the risks associated with these alternatives, each of which the Pathmark board of directors determined not to pursue in light of its belief that the entry into the merger agreement was in the best interest of Pathmark stockholders and that the merger was more favorable to Pathmark stockholders than any other alternative reasonably available to Pathmark;

•

Pathmark’s board of directors’ belief that, based on consultation with Pathmark’s management team, the proposed merger with A&P would likely allow Pathmark to more effectively implement its long-term plan to grow its business, meet its cost challenges and make Pathmark’s stores even more competitive and attractive to its customers;

•

the value of the consideration to be received by Pathmark stockholders pursuant to the merger agreement, as well as the fact that Pathmark stockholders will receive a portion of the consideration in cash, which provides certainty of value;

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the fact that Pathmark stockholders will receive a portion of the consideration in A&P common stock, which will allow Pathmark stockholders to share in growth or other opportunities of A&P after the merger;

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the fact that the fixed number of shares of A&P common stock that Pathmark stockholders will receive in the merger will allow Pathmark stockholders to benefit from any increase in the trading price of A&P common stock between the announcement of the merger agreement and the completion of the merger;

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historical, current and projected information concerning A&P’s business, financial performance and condition, capital requirements, operations, management and competitive position, including the sensitivities and uncertainties related thereto, and current industry, economic and market conditions;

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the per share merger consideration of $9.00 in cash and $4.00 in A&P common stock to be paid to Pathmark stockholders, based upon an exchange ratio of 0.12963 and A&P’s closing stock price of $30.86 on March 2, 2007 (the last trading day prior to the announcement of the execution of the merger agreement), represents a premium of approximately:

•	15.6% over the closing price of Pathmark common stock on March 2, 2007,

•	12.5% over the average closing price of Pathmark common stock for the 30-day period ended March 2, 2007,

•	11.8% over the highest closing price of Pathmark common stock during the 52-week period ended February 16, 2007, and

•	71.1% over the lowest closing price of Pathmark common stock during the 52-week period ended February 16, 2007;

•	the fact that financial analysts and others had commented for many years that Pathmark and A&P were likely merger partners;

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the fact that, despite Pathmark’s and A&P’s announcement on February 26, 2007 that they were in merger negotiations, no bona fide acquisition proposals were received by Pathmark prior to announcement of the execution of a merger agreement on March 4, 2007;

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the financial presentation of Citigroup (including the assumptions and methodologies underlying its analysis undertaken in connection therewith) and the written opinion of Citigroup, which is attached to this proxy statement as Annex H and which you should read carefully in its entirety, to the effect that, as of March 4, 2007, and based upon and subject to the considerations and limitations set forth therein, the per share merger consideration to be received by the holders of Pathmark common stock was fair, from a financial point of view, to such stockholders (other than the Yucaipa Group);

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the historical market prices of Pathmark common stock, including the possibility that if Pathmark remained as a publicly traded company, in the event of a decline in the market price of Pathmark common stock or the stock market in general, the price that might be received by holders of Pathmark common stock in the open market or in a future transaction might be less than the consideration to be paid to Pathmark stockholders in the merger;

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the financial and other terms and conditions of the merger agreement, as reviewed by Pathmark’s board of directors with Pathmark’s financial and legal advisors, and the fact that they were the product of arm’s-length negotiations between the parties;

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Pathmark’s board of directors’ belief, in light of the provisions of the merger agreement requiring A&P to divest itself of certain assets in connection with obtaining antitrust approval and other factors, that the merger does not present an unacceptable level of nonconsummation risk and that the conditions to the merger are reasonable and can be reasonably expected to be satisfied;

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the fact that, pursuant to the terms of the Tengelmann Voting Agreement, Tengelmann has agreed to vote shares of A&P common stock, representing approximately 53% of the outstanding shares of A&P common stock, in favor of the issuance of A&P common stock to Pathmark stockholders in connection with the merger;

•	the fact that Pathmark stockholders will be entitled to exercise dissenters’ rights under Delaware law, as described under “The Merger Agreement—Dissenters’ Rights”;

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the fact that the merger agreement affords Pathmark’s board of directors flexibility to consider and evaluate alternative acquisition proposals in the period after signing and prior to adoption of the merger agreement by Pathmark stockholders, as follows:

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subject to compliance with the merger agreement, Pathmark’s board of directors is permitted to participate in negotiations or discussions with, and furnish nonpublic information to, any person or group in response to an acquisition proposal that is more favorable to Pathmark stockholders than the merger or that Pathmark’s board of directors determines in good faith, after consultation with financial advisors and outside legal counsel, that such acquisition proposal would reasonably be expected to result in an acquisition proposal that is more favorable to Pathmark stockholders than the merger and that Pathmark’s board of directors determines in good faith, after consultation with outside legal counsel, that failure to do so would be inconsistent with the Pathmark board of directors’ fiduciary duties under applicable law;

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subject to compliance with the merger agreement, Pathmark’s board of directors is permitted to change its recommendation to stockholders with respect to an alternative transaction if the Pathmark board of directors determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable law and has given A&P five business days’ prior notice of its intention to take such action, subject to A&P’s right to terminate the merger agreement and require Pathmark to pay a termination fee of $25 million; and

•

although they currently own approximately 38% of the outstanding Pathmark shares, the Yucaipa Investors are only obligated to vote 33% of the outstanding Pathmark shares for the adoption of the merger agreement and against alternative transactions, and the balance may be voted by the Yucaipa Investors in their sole discretion;

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the fact that the Pathmark board of directors formed a special committee, composed entirely of independent directors, none of whom were nominated by the Yucaipa Investors to serve on the Pathmark board of directors, to review any proposed amendment to the existing Yucaipa Investors’ warrant agreement (including the Yucaipa Warrant Agreement as defined below), and the fact that the special committee, after receiving advice from its own financial and legal advisors, unanimously delivered a favorable recommendation to Pathmark’s board of directors with respect to the Yucaipa Warrant Agreement;

•	the fact that A&P’s obligation to complete the merger is not subject to any financing condition;

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the fact that A&P obtained and delivered a debt commitment letter from its lenders, pursuant to which A&P’s lenders committed, subject to the conditions provided therein, to provide A&P with a senior secured revolving credit facility in the amount of $615 million and up to $780 million of senior secured loans in order to complete the merger and pay the cash portion of the consideration to be paid to Pathmark stockholders;

•	the fact that A&P would be obligated to pay a termination fee and/or expense reimbursement, up to a maximum amount of $75 million, to Pathmark under certain circumstances relating to A&P’s failure to obtain antitrust approval or financing for the transaction; and

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the provision for one member of the Pathmark board of directors to be appointed to the A&P board of directors, which the Pathmark board of directors believes will provide a degree of continuity and oversight in the integration of the two companies.

In the course of its deliberations, the Pathmark board of directors also considered a variety of risks and other countervailing factors concerning the merger agreement and the merger, including the following:

•	the risks and costs to Pathmark if the merger does not close, including the diversion of management and employee attention, employee attrition and the effect on Pathmark’s business relationships;

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the fact that the fixed number of shares of A&P common stock that Pathmark stockholders will receive in the merger exposes Pathmark stockholders to the risk of a decrease in the trading price of A&P common stock between the announcement of the merger agreement and the completion of the merger, and the fact that the merger agreement does not provide Pathmark with a price- based termination right or similar protection in relation to such a decrease;

•	the fact that the completion of the merger is subject to a number of conditions, including antitrust approval;

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the restrictions on the conduct of Pathmark’s business prior to the completion of the merger, requiring Pathmark to use commercially reasonable efforts to conduct its business in the ordinary course generally consistent with past practice and to refrain from taking certain actions, which may delay or prevent Pathmark from undertaking business opportunities that may arise pending completion of the merger;

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the fact that Pathmark would no longer exist as an independent, publicly traded company and Pathmark stockholders would no longer participate in the future earnings or growth, and would not benefit from any appreciation in the value, of Pathmark as an independent company;

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the restrictions that the merger agreement imposes on Pathmark’s ability to actively solicit competing bids, and the fact that Pathmark would be obligated to pay a termination fee and/or expense reimbursement, up to a maximum amount of $25 million, to A&P under certain circumstances, which could raise the cost for a third party to make a competing bid for Pathmark;

•	the fact that the decision not to engage in an auction process or to actively solicit alternative acquisition proposals may have prevented Pathmark from receiving and evaluating such proposals;

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Pathmark’s obligation to call and hold a meeting of its stockholders to adopt the merger agreement regardless of whether Pathmark’s board of directors has changed its recommendation to Pathmark stockholders with respect to the merger or Pathmark has received an alternative acquisition proposal that is a superior proposal as defined in the merger agreement;

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the fact that, pursuant to the terms of the Yucaipa Voting Agreement, the Yucaipa Investors have agreed to vote shares of Pathmark common stock owned by the Yucaipa Investors, representing up to 33% of the outstanding shares of Pathmark common stock, in favor of the adoption of the merger agreement and against any action, proposal, transaction or agreement that would constitute an alternative acquisition proposal or that would compete with or would delay, discourage, adversely affect or inhibit the timely consummation of the merger;

•	the fact that gains from the transaction would be taxable to Pathmark stockholders for U.S. federal income tax purposes; and

•	the interests of the Yucaipa Investors and Pathmark’s directors and officers in the merger described under “The Merger—Interests of Certain Persons in the Merger.”

The foregoing discussion of the factors considered by the Pathmark board of directors is not intended to be exhaustive, but does set forth the principal factors considered by them. The Pathmark board of directors collectively reached the unanimous conclusion to recommend that the stockholders adopt the merger agreement in light of the various factors described above and other factors that each member of the board of directors believed were appropriate. In view of the wide variety of factors considered by Pathmark’s board of directors in connection with their respective evaluation of the merger and the complexity of these matters, the Pathmark board of directors did not consider it practical to, and did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its decision, and the Pathmark board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination. Rather, the Pathmark board of directors made its recommendations based on the totality of information presented to its members and the investigation conducted by them. In considering the factors discussed above, individual directors may have given different weights to different factors.

A&P’s Reasons for the Merger; Recommendation of the A&P Board of Directors

The A&P board of directors has unanimously approved and declared the advisability of the merger agreement, has determined that the merger agreement is in the best interests of A&P and the holders of A&P common stock and unanimously recommends that A&P stockholders vote “FOR” the proposal to approve the issuance of shares of A&P common stock pursuant to the merger agreement.

In reaching its determination to authorize and declare the advisability of the merger agreement and unanimously recommend the A&P stockholders vote “FOR” the proposal to approve the share issuance of A&P common stock pursuant to the merger agreement, the A&P board of directors consulted with senior management and A&P’s legal and financial advisors and considered various factors, including:

•

Pathmark’s financial condition, results of operations, business, competitive position, reputation and business prospects, as well as current industry, economic, government, regulatory and market conditions and trends.

•	The recommendations and determinations of the A&P independent directors.

•	An assessment of the following:

•	The complementary strengths of each company.

•	A&P’s integration capabilities.

•	The combined company’s potential to better serve customers in the New York, New Jersey and Philadelphia metro areas.

•	Benefits that would accrue to customers through the breadth of offerings available from the combined entity, including the continuation of community outreach.

•	The convenience and reassurance of choice that retention of the Pathmark banner would provide.

•

Anticipated annual integration synergies of approximately $150 million within two years following the closing of the merger. In this regard, A&P expects the transaction to generate $150 million of annual pretax cost savings within two years, over half of which are expected to be realized within six months, from reduced administrative expenses, including the consolidation of the combined companies’ headquarters and the integration of Pathmark stores with A&P’s existing, state of the art information technology systems. The remainder of the synergies are expected to be achieved through reductions in costs of goods sold and are expected to be achieved within 18 to 24 months from the date of closing and are the result of larger scale in purchasing, sharing of best practices within merchandising, merging of the A&P and Pathmark private label brands, and logistical cost savings as a result of the combined companies.

•	Efficiencies and customer knowledge benefits that the integration of A&P’s modern systems technology platform will provide.

•	The regulatory risks relating to the merger, which the A&P board of directors analyzed with the assistance of its outside antitrust advisors.

•

The opinion dated as of March 4, 2007 delivered to A&P by JPMorgan to the effect that, as of that date, and subject to and based on the qualifications, assumptions and limitations set forth in the opinion, the merger consideration was fair, from a financial point of view, to A&P, as described under “—Opinion of A&P’s Financial Advisor.”

•

The judgment, advice and analyses of A&P’s senior management, including their favorable recommendation of the merger and their analyses of conditions in the supermarket industry and the strategic options available to A&P.

•	Tengelmann’s commitment to vote in favor or the merger after independently evaluating the merger’s benefits and risks.

•

The fact that, because the exchange ratio under the merger agreement is fixed (i.e., will not be adjusted for fluctuations in the market price of A&P common stock or Pathmark common stock), the per share value of the merger consideration to be paid to Pathmark stockholders on completion of the merger could be significantly more or less than its implied value immediately prior to the announcement of the merger agreement.

•

The terms and conditions of A&P’s debt financing commitment letters and the level of effort that A&P must use under the merger agreement to obtain the proceeds of the financing on the terms and conditions described in the commitment letters.

•

The terms and conditions of the merger agreement, the stockholder agreements and the voting agreements, including the form and amount of the consideration and the representations, warranties, covenants, conditions to closing and termination rights contained in those agreements.

•	That the Tengelmann Stockholder Agreement (as defined below) was negotiated by independent directors not affiliated with Tengelmann with the assistance of legal counsel and financial advisors.

•	The matters discussed under “Risk Factors” in this joint proxy statement/prospectus.

The A&P board of directors considered all of the foregoing factors as a whole and, on balance, concluded that they supported a favorable determination to authorize the merger agreement and declare its advisability.

The foregoing discussion of the information and factors considered by the A&P board of directors is not exhaustive, but A&P believes it includes all the material factors considered by the A&P board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the A&P board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative or specific weight or values to any of these factors. In addition, individual directors may have given different weights to different factors.

Opinion of Pathmark’s Financial Advisor

Pathmark retained Citigroup as its financial advisor in connection with the merger. Pursuant to Citigroup’s engagement letter with Pathmark, dated February 6, 2007, Citigroup rendered its oral opinion on March 4, 2007, confirmed in writing on March 4, 2007, to the Pathmark board of directors to the effect that, as of the date of its written opinion and based upon and subject to the considerations and limitations set forth in its written opinion, its work described below and other factors it deemed relevant, the merger consideration was fair, from a financial point of view, to the holders of Pathmark common stock (other than Yucaipa Companies and the Yucaipa Investors and their affiliates, which we refer to collectively as the “Yucaipa Group”).

The full text of Citigroup’s written opinion dated March 4, 2007, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is included as Annex H to this proxy statement/prospectus and is incorporated herein by reference. Citigroup’s opinion was limited solely to the fairness of the merger consideration from a financial point of view as of the date of the opinion. Neither Citigroup’s opinion nor the related analyses constituted a recommendation of the proposed merger to the Pathmark board of directors. Citigroup makes no recommendation to any stockholder regarding how such stockholder should vote or act with respect to the merger or any other matter described herein. Citigroup was not requested to consider, and its opinion does not address, the relative merits of the merger compared to any alternative business strategies that might exist for A&P or Pathmark or the effect of any other transaction in which A&P or Pathmark might engage. This summary of Citigroup’s opinion is qualified in its entirety by reference to the full text of the opinion. Stockholders are urged to read Citigroup’s opinion carefully and in its entirety.

In arriving at its opinion, Citigroup:

•	reviewed a draft, dated March 4, 2007, of the merger agreement;

•

held discussions with certain senior officers, directors and other representatives and advisors of Pathmark and certain senior officers and other representatives and advisors of A&P concerning the businesses, operations and prospects of Pathmark and A&P;

•	examined certain publicly available business and financial information relating to Pathmark and A&P;

•

examined certain financial forecasts and other information and data relating to Pathmark and A&P, including projections for the fiscal years 2006 through 2011, which were provided to or discussed with Citigroup by the management of each of Pathmark and A&P, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of each of Pathmark and A&P to result from the merger;

•

reviewed the financial terms of the merger as set forth in the merger agreement in relation to, among other things: current and historical market prices of Pathmark common stock and A&P common stock; the historical and projected earnings and other operating data of Pathmark and A&P; and the capitalization and financial condition of Pathmark and A&P;

•

considered, to the extent publicly available, the financial terms of certain other transactions that Citigroup considered relevant in evaluating the merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citigroup considered relevant in evaluating those of Pathmark and A&P;

•	evaluated certain potential pro forma financial effects of the merger on A&P; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as it deemed appropriate in arriving at its opinion.

In rendering its opinion, Citigroup assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citigroup (including, without limitation, the projections referred to above) and upon the assurances of the management of each of Pathmark and A&P that they were not aware of any relevant information that has been omitted or that remains undisclosed to Citigroup. With respect to financial forecasts (including, without limitation, the projections referred to above) and other information and data relating to Pathmark or A&P provided to or otherwise reviewed by or discussed with Citigroup, Citigroup was advised by the respective management of each of Pathmark and A&P that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of each of Pathmark and A&P as to the future financial performance of Pathmark and A&P, the potential strategic implications and operational benefits anticipated to result from the merger, and the other matters covered thereby Citigroup assumed, with the Pathmark board of directors’ consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the merger) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected.

Citigroup assumed, with the consent of the Pathmark board of directors, that the merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Pathmark, A&P or the contemplated benefits of the merger. Representatives of Pathmark advised Citigroup, and Citigroup further assumed, that the final terms of the merger agreement will not vary materially from those set forth in the draft of the merger agreement dated March 4, 2007 reviewed by Citigroup. Citigroup did not express any opinion as to what the value of the A&P common stock actually will be when issued pursuant to the merger or the price at which the A&P common stock will trade at any time. Citigroup did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Pathmark or A&P, nor did Citigroup make any physical inspection of the properties or assets of Pathmark or A&P.

Citigroup was not requested to, and it did not, solicit third party indications of interest in the possible acquisition of all or part of Pathmark, nor was Citigroup requested to consider, and Citigroup’s opinion does not address, the relative merits of the merger as compared to any alternative business strategies that might exist for Pathmark or the effect of any other transaction in which Pathmark might engage. Further, Citigroup expressed no view as to, and its opinion does not address, the relative impact on the holders of Pathmark common stock of any payments (other than the payment of the merger consideration in respect of shares of Pathmark common stock) to be made by Pathmark or A&P in connection with the merger to, or any arrangements entered into by Pathmark or A&P in connection with the merger with, the Yucaipa Group or any affiliate of the Yucaipa Group (other than Pathmark), including the Yucaipa Warrant Agreement and the Yucaipa Stockholder Agreement. Citigroup’s opinion was necessarily based upon information available to it, and financial, stock market and other conditions and circumstances existing, as of the date of the opinion. Except as described above, Pathmark imposed no other instructions or limitations on Citigroup with respect to the investigations made or procedures followed by Citigroup in rendering its opinion.

A description of the material financial analyses performed by Citigroup in connection with the preparation of its fairness opinion is set forth below. The following summary does not, however, purport to be a complete description of all the financial analyses performed by Citigroup in connection with its fairness opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description. In arriving at its fairness determination, Citigroup considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Citigroup made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Accordingly, Citigroup believes that the analyses and factors described below must be considered as a whole and that selecting portions of such analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of its analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Citigroup made numerous assumptions with respect to industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Pathmark and A&P. No company, business or transaction used in Citigroup’s analyses as a comparison is identical or directly comparable to Pathmark or A&P, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading, or other values of the companies, business segments or transactions analyzed.

Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. The analyses do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Pathmark, A&P, Citigroup, their respective affiliates or any other person assumes responsibility if future results are materially different from those forecast.

The order of the analyses described does not represent relative importance or weight given to those analyses by Citigroup. Some of the summaries of the financial analyses include information presented in tabular format. To the extent the following quantitative information reflects market data, except as otherwise indicated, Citigroup based this information on market data existing on or before March 2, 2007, the last trading day before public announcement of the proposed merger. Accordingly, this information does not necessarily reflect current or future market conditions.

The merger consideration was determined by arms’-length negotiations between Pathmark and A&P, in consultation with their respective financial advisors and other representatives, and was not established by such financial advisors.

The following is a summary of the material financial analyses presented to the Pathmark board of directors in connection with Citigroup’s opinion. Citigroup believes that the analyses and factors described below must be considered as a whole and that selecting portions of such analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of its analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

Transaction Overview

Citigroup reviewed with the Pathmark board of directors the basic terms of the merger, including the following:

•	consideration per share of Pathmark common stock to consist of $9.00 in cash and 0.12963 shares of A&P common stock;

•

implied value for the merger consideration of $13.00 per share of Pathmark common stock (based on the closing price of A&P common stock of $30.86 on March 2, 2007), representing total equity value of $742 million; and

•

pro forma percentage ownership by current Pathmark stockholders of approximately 14% of the combined company, based on basic shares outstanding; and approximately 16% on a fully diluted basis per the treasury stock method.

Citigroup calculated for the Pathmark board of directors the implied percentage premium of the merger consideration over the closing price of Pathmark common stock on March 2, 2007, the last trading day prior to announcement of the merger, the highest and lowest closing stock prices of the Pathmark common stock for the 52-week period ended on February 16, 2007 (which based on the increase in trading price from February 16, 2007 to February 20, 2007, Citigroup believed to be the last trading day unaffected by rumors of the proposed merger) and the average closing stock prices for the Pathmark common stock for the 30-day, 60-day, and 90-day periods ended on March 2, 2007.

These calculations were based on historical information and public filings. The results of this analysis are set forth in the following table:

Premium to:*
Share Price at March 2, 2007	15.6%
52 Week High	11.8
52 Week Low	71.1
30 Day Average	12.5
60 Day Average	14.8
90 Day Average	15.8

*

Based on merger consideration valued at $13.00 per share, consisting of $9.00 in cash and $4.00 in shares of A&P common stock to be paid to Pathmark stockholders, based upon an exchange ratio of 0.12963 and A&P’s closing stock price of $30.86 on March 2, 2007.

Selected Companies Analysis—Pathmark

Citigroup reviewed certain financial and stock market information and forecasted financial information of Pathmark and of seven selected publicly held companies that operate in the multiregional and regional supermarket retail sectors. The selected companies considered by Citigroup were:

Multiregional	Regional
The Kroger Co.	Ruddick Corporation
Safeway Inc.	A&P
SUPERVALU Inc.	Weis Markets, Inc.
Ingles Markets, Incorporated

For Pathmark and each of the selected companies for which information was available, Citigroup derived multiples of firm value to, among other things, estimated calendar year 2007 earnings before interest, taxes, depreciation and amortization, excluding extraordinary items and stock-based compensation expense, where applicable (“Adjusted EBITDA”). Citigroup calculated firm value as (a) equity value, based on the per share closing stock price on March 2, 2007 and fully diluted shares outstanding less any option proceeds, as reflected in each company’s latest publicly available information, assuming exercise of all in-the-money options, warrants and convertible securities outstanding, less the proceeds from such exercise, plus (b) non-convertible indebtedness including capital leases, plus (c) minority interests, plus (d) non-convertible preferred stock, plus (e) all out-of-the-money convertible securities, plus (f) closed store reserves, minus (g) investments in unconsolidated affiliates (which, in the case of A&P, included A&P’s interest in Metro at market value as of March 2, 2007) and cash and cash equivalents. Historical financial information for the selected companies was obtained from public filings. Estimated financial information for the selected companies and Pathmark, including estimated calendar year 2007 Adjusted EBITDA, was based on publicly available FirstCall consensus estimates, which are calculated as the mean of equity research analysts’ respective financial projections for each company, as maintained in the Thomson First Call database.

Company	Firm Value* / CY2007E Adjusted EBITDA
The Kroger Co.	7.1	x
Safeway Inc	7.6
SUPERVALU Inc	6.7
Ruddick Corporation	6.0
A&P	9.0
Weis Markets, Inc	8.0
Ingles Markets, Incorporated	NA	**
Pathmark	8.6

*	Firm values for Pathmark and the selected companies were based on closing stock prices on March 2, 2007 (which, in the case of Pathmark, was $11.25).

**	CY2007E EBITDA estimates not available.

Based upon the selected companies analysis and taking into consideration other performance metrics, Citigroup selected a reference range of 6.5x to 8.0x, and applied this range to Pathmark’s estimated fiscal year (“FY”) 2007 Adjusted EBITDA of $152.8 million contained in the financial projections prepared by Pathmark’s management, more fully described in “The Merger—Pathmark Projected Financial Information.” Using Pathmark’s estimated balance sheet data as of January 28, 2007 as provided by Pathmark’s management, this analysis indicated the following approximate implied per share equity value reference range for Pathmark, as compared to the per share merger consideration:

Implied Per Share Equity Value Reference Range for Pathmark	Per Share Merger Consideration*
$7.37–$11.10	$13.00

*

Based on merger consideration valued at $13.00 per share, consisting of $9.00 in cash and $4.00 in shares of A&P common stock to be paid to Pathmark stockholders, based upon an exchange ratio of 0.12963 and A&P’s closing stock price of $30.86 on March 2, 2007.

Selected Companies Analysis—A&P

Citigroup reviewed certain financial and stock market information and forecasted financial information of A&P and of seven selected publicly held companies that operate in the multiregional and regional supermarket retail sectors. The selected companies considered by Citigroup were:

Multiregional	Regional
The Kroger Co.	Ruddick Corporation
Safeway Inc.	Pathmark
SUPERVALU Inc.	Weis Markets, Inc.
Ingles Markets, Incorporated

For A&P and each of the selected companies for which information was available, Citigroup derived multiples of firm value to, among other things, estimated calendar year 2007 Adjusted EBITDA. Historical financial information for the selected companies was obtained from public filings. Estimated financial information for the selected companies and A&P, including estimated calendar year 2007 Adjusted EBITDA, was based on publicly available FirstCall consensus estimates, which are calculated as the mean of equity research analysts’ respective financial projections for each company, as maintained in the Thomson First Call database.

Company	Firm Value* / CY2007E Adjusted EBITDA
The Kroger Co.	7.1	x
Safeway Inc	7.6
SUPERVALU Inc	6.7
Ruddick Corporation	6.0
Pathmark	8.6
Weis Markets, Inc	8.0
Ingles Markets, Incorporated	NA	**
A&P	9.0

*	Firm values for A&P and the selected companies were based on closing stock prices on March 2, 2007 (which, in the case of A&P, was $30.86).

**	CY2007E EBITDA estimates not available.

Based upon the selected companies analysis and taking into consideration other performance metrics, Citigroup selected a reference range of 6.5x to 8.0x, and applied this range to A&P’s estimated FY 2007 Adjusted EBITDA contained in the financial projections prepared by A&P’s management. Using A&P’s estimated balance sheet data as of February 28, 2007 as provided by

A&P’s management, this analysis indicated the following approximate implied per share equity value reference range for A&P, as compared to the closing price of the A&P common stock on March 2, 2007, the last trading day prior to announcement of the merger:

Implied Per Share Equity Value Reference Range for A&P	A&P Stock Closing Price on March 2, 2007
$24.55–$31.06	$30.86

Precedent Transactions Analysis—Pathmark

Citigroup reviewed publicly available information for nine selected merger and acquisition transactions in the supermarket retail sector publicly announced from November 2000 through April 2006. For each selected precedent transaction, Citigroup derived the ratio of firm value of the acquired company, based on the consideration paid in the transaction, to Adjusted EBITDA for the last twelve-month period prior to the announcement of the transaction for which financial results were available (“LTM EBITDA”):

Date Announced	Acquiror	Target	Consideration Mix	Firm Value / LTM EBITDA

April 20, 2006	Sun Capital Partners, Inc.	Marsh Supermarkets, Inc.	Cash	8.5	x
January 23, 2006	SUPERVALU Inc.	Albertson’s, Inc.	Cash/Stock	7.0	(1)
July 19, 2005	Metro Inc.	A&P Canada Co.	Cash/Stock	9.0
December 23, 2004	Lone Star Funds.	Bruno’s Supermarkets Inc./ BI-LO, LLC	Cash	4.3	(2)
March 26, 2004	Albertson’s, Inc.	JS USA Holdings, Inc. (Shaw’s and Star Markets)	Cash	7.0
April 9, 2002	Willis Stein & Partners	Roundy’s Inc.	Cash	6.2
September 4, 2001	Ahold USA, Inc.	Bruno’s Supermarkets, Inc.	Cash	8.3
December 5, 2000	Safeway Inc.	Genuardi’s Family Markets, Inc.	Cash	7.0	(3)
November 16, 2000	Delhaize Group	Delhaize America Inc.	Stock	7.2	(4)

(1)

Albertson’s was acquired by SUPERVALU Inc., CVS Corporation and an investor group led by Cerberus Capital Management. LTM EBITDA was calculated for the portion of the business acquired by SUPERVALU Inc., which consisted of core grocery store assets.

(2)	LTM EBITDA multiple based on FY 2004 (ended January 2, 2005).

(3)	Value of Genuardi’s is net of a $100 million cash tax benefit received by Safeway as a result of deductible goodwill amortization created through the asset sale of Genuardi’s.

(4)	LTM EBITDA is pro forma for a full year of operations of Hannaford Brothers, which was acquired by Delhaize America in July of 2000.

With respect to the financial information, including LTM EBITDA, for the companies involved in the selected precedent transactions, Citigroup relied on information available in public documents, company press releases and information published by Wall Street research. For purposes of this analysis, firm value is based on the aggregate consideration paid for the enterprise value of the target in the respective transaction and is otherwise calculated on the same basis as described above with respect to firm value under “Selected Companies Analysis—Pathmark,” using latest balance sheet data as of the announcement date of the respective transaction, where available.

Based upon the precedent transactions analysis and taking into consideration other performance metrics, Citigroup selected a reference range of 7.0x to 9.0x LTM EBITDA and applied this range to Pathmark estimated FY 2006 Adjusted EBITDA of $131.4 million contained in the financial projections prepared by Pathmark’s management, more fully described in “The Merger—Pathmark Projected Financial Information.” Using Pathmark’s estimated balance sheet data as of January 28, 2007 as provided by Pathmark’s management, this analysis indicated the following approximate implied per share equity value reference range for Pathmark, as compared to the per share merger consideration:

Implied Per Share Equity Value Reference Range for Pathmark	Implied Per Share Merger Consideration*
$6.00–$10.51	$13.00

*

Based on merger consideration valued at $13.00 per share, consisting of $9.00 in cash and $4.00 in shares of A&P common stock to be paid to Pathmark stockholders, based upon an exchange ratio of 0.12963 and A&P’s closing stock price of $30.86 on March 2, 2007.

Discounted Cash Flow Analysis—Pathmark

Citigroup performed a discounted cash flow analysis of Pathmark to calculate the estimated present value, as of the projected closing date of July 31, 2007, of the standalone unlevered, after-tax free cash flows that Pathmark could generate over Pathmark’s projected fiscal years 2007 through 2011, based on the projections prepared by Pathmark management. For purposes of the discounted cash flow analysis, Citigroup assumed a closing date of July 31, 2007 and therefore calculated this estimated present value as of that date. Because Citigroup performed its discounted cash flow analysis with respect to Pathmark on a standalone basis and without giving effect to the merger, this discounted cash flow analysis excludes the value of any synergies that might result from the merger with A&P.

Citigroup calculated a range of estimated terminal values by applying a range of Adjusted EBITDA terminal value multiples of 6.4x to 8.0x to Pathmark’s estimated FY 2011 Adjusted EBITDA contained in the financial projections prepared by Pathmark’s management, more fully described in “The Merger—Pathmark Projected Financial Information.” The unlevered, after-tax free cash flows and terminal values were discounted to present value as of July 31, 2007 using discount rates ranging from 8.0% to 9.0%. Citigroup assumed this range of discount rates after taking into consideration, among other things, (i) Citigroup’s analysis of Pathmark’s weighted average cost of capital (which resulted in a range of discount rates from 7.2% to 8.5%), (ii) market data for similar companies, including A&P, identified in the section entitled “—Selected Companies Analysis—Pathmark,” and (iii) Pathmark’s cost of debt as of March 2, 2007. The terminal value multiples were determined based upon an assessment of public company trading values. Using Pathmark’s estimated balance sheet data as of July 31, 2007 as provided by Pathmark’s management, this analysis indicated the following approximate implied per share equity value reference range for Pathmark, as compared to the implied per share merger consideration:

Implied Per Share Equity Value Reference Range for Pathmark	Implied Per Share Merger Consideration*
$10.91–$15.77	$13.00

*

Based on merger consideration valued at $13.00 per share, consisting of $9.00 in cash and $4.00 in shares of A&P common stock to be paid to Pathmark stockholders, based upon an exchange ratio of 0.12963 and A&P’s closing stock price of $30.86 on March 2, 2007.

Discounted Cash Flow Analysis—A&P

Citigroup performed a discounted cash flow analysis of A&P to calculate the estimated present value, as of February 28, 2007, of the standalone unlevered, after-tax free cash flows that A&P could generate over A&P’s projected fiscal years 2007 through 2011, based on the projections prepared by A&P’s management. Because Citigroup performed its discounted cash flow analysis with respect to A&P on a standalone basis and without giving effect to the merger, this discounted cash flow analysis excludes the value of any synergies that might result from the merger with Pathmark.

Citigroup calculated a range of estimated terminal values by applying a range of Adjusted EBITDA terminal value multiples of 6.4x to 8.0x to A&P’s estimated FY 2011 Adjusted EBITDA. The unlevered, after-tax free cash flows and terminal values were discounted to present value as of February 28, 2007 using discount rates ranging from 8.0% to 9.0%, which range was derived taking into consideration, among other things, the estimated weighted average cost of capital for A&P using selected public company market data and A&P’s cost of debt as of March 2, 2007. The terminal value multiples were determined based upon an assessment of public company trading values. Citigroup used A&P’s estimated balance sheet data as of February 28, 2007 (and not a date based on a projected closing date) because the implied per share merger consideration of $13.00 used by Citigroup for its analysis was based on the exchange ratio of 0.12963 and A&P’s closing stock price of $30.86 on March 2, 2007. Using A&P’s estimated balance sheet data as of February 28, 2007 as provided by A&P’s management, this analysis indicated the following approximate implied per share equity value reference range for A&P, as compared to the closing price of the A&P common stock on March 2, 2007, the last trading day prior to announcement of the merger:

Implied Per Share Equity Value Reference Range for A&P	A&P Stock Closing Price on March 2, 2007
$33.72–$44.46	$30.86

Other Factors

In rendering its opinion, Citigroup also reviewed and considered other factors, including:

•	the relationship between movements in Pathmark common stock, movements in A&P common stock, and movements in the common stock of selected companies in the supermarket retail sector; and

•	publicly available research analysts’ reports for Pathmark and A&P.

Miscellaneous

Citigroup acted as financial advisor to Pathmark in connection with the transaction. Pursuant to Citigroup’s engagement letter, Pathmark agreed to pay Citigroup the following fees for its services: (i) $1,000,000 upon delivery of Citigroup’s opinion; and (ii) an additional $2,500,000, payable upon either the consummation of the merger with A&P or the consummation of an alternative transaction which allows Pathmark to terminate a definitive agreement for the merger with A&P and accept such alternative transaction. In the event that Citigroup’s engagement letter is terminated or expires prior to the consummation of the merger, the foregoing fees will be payable by Pathmark if the merger with A&P or any such alternative transaction is consummated, or if a definitive agreement is entered into with respect to any of the foregoing, at any time prior to the twelve-month anniversary of the termination or expiration of Citigroup’s engagement letter. In addition, the Citigroup engagement letter provided that, solely to the extent that Pathmark had elected to pursue an alternative transaction following the public announcement of discussions involving the merger with A&P but prior to the execution of the merger agreement, Pathmark would have been required to pay the same fees outlined above to Citigroup with respect to such an alternative transaction as Citigroup would have received in connection with the merger.

Pathmark also has agreed, subject to certain limitations, to reimburse Citigroup for its reasonable expenses incurred in connection with its engagement, including the reasonable fees and expenses of its counsel. Pathmark has also agreed to indemnify Citigroup and related persons against certain liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws.

Citigroup and its affiliates in the past have provided, and in the future may provide, services unrelated to the merger to Pathmark, A&P, the Yucaipa Group, and their respective affiliates. Citigroup and such affiliates have received, and in the future may receive, customary compensation for such services. In 2006 and 2007, these services included rendering services to Wild Oats, Inc. and Source Interlink Companies, Inc., two entities in which members of the Yucaipa Group have made significant investments and which could be deemed to be affiliates of the Yucaipa Group. Citigroup rendered a fairness opinion to Wild Oats in connection with its pending tender offer and merger with Whole Foods Market. Citigroup received a fee of $1,500,000 upon delivery of the fairness opinion and expects to receive additional compensation that is contingent upon the outcome of the Wild Oats transaction. In addition, Citigroup provided to Source Interlink a substantial portion of an aggregate of $1.645 billion of senior secured and senior subordinated debt financing in connection with Source Interlink’s completed acquisition of PRIMEDIA Inc.’s Enthusiast Media division.

Citigroup received customary financing fees in connection with the transaction. In the ordinary course of business, Citigroup and its affiliates may actively trade or hold the securities of Pathmark and A&P for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In that regard, as of March 2, 2007, the last trading day prior to the date Citigroup rendered its opinion to the board of directors of Pathmark, Citigroup and its affiliates held shares of Pathmark common stock representing approximately 1.0% of the outstanding Pathmark common stock (based on basic shares outstanding) and shares of A&P common stock representing approximately 0.7% of the outstanding A&P common stock (based on basic shares outstanding). In addition, Citigroup and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Pathmark, A&P and their respective affiliates, including providing financing and related services to A&P following the transaction.

Citigroup is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Pathmark selected Citigroup to act as its financial advisor on the basis of Citigroup’s international reputation and Citigroup’s familiarity with Pathmark.

As described above, Citigroup’s opinion to Pathmark’s board of directors was one of many factors taken into consideration by Pathmark’s board of directors in making its determination to approve the merger and the merger agreement and the merger consideration was determined by arms’-length negotiations between Pathmark and A&P, in consultation with their respective financial advisors and other representatives, and was not established by such financial advisors.

Pathmark Projected Financial Information

Pathmark does not as a matter of course make public projections as to future sales, earnings, or other results. However, Pathmark’s senior management prepared certain financial forecasts for internal use and for the use of Pathmark’s board of directors and its advisors, and A&P and its advisors, in connection with the potential transaction. The accompanying financial forecasts were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Pathmark’s management, were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Pathmark. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither Pathmark’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

The accompanying financial forecasts were made available to the board of directors of Pathmark, to A&P and to Citigroup. We have included a subset of these projections to give stockholders of Pathmark access to certain nonpublic information considered by the Pathmark board of directors for purposes of considering and evaluating the merger. The inclusion of this information should not be regarded as an indication that the Pathmark board of directors, Citigroup, A&P or any other person considered, or now considers, it to be predictive of actual future results.

Pathmark advised the recipients of the projections that its internal financial forecasts, upon which the projections were based, are subjective in many respects. The projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to Pathmark’s business, all of which are difficult to predict and beyond Pathmark’s or A&P’s control. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected.

Since the projections cover multiple years, such information by its nature becomes less predictive with each successive year. The financial projections were prepared solely for internal use and for the use of Pathmark’s board of directors and its advisors and A&P and its advisors in connection with the potential transaction and not with a view toward public disclosure or toward complying with generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections. The projections included in this proxy statement/prospectus were prepared by, and are the responsibility of, Pathmark’s management. Furthermore, the financial projections do not take into account any circumstances or events occurring after the date the projections were prepared and, in particular, do not take into account or give effect to the merger or the proposed financing of the merger.

Pathmark has made publicly available its actual results of operations for fiscal year 2006 and the first fiscal quarter of 2007. You should review Pathmark’s Annual Report on Form 10-K, as amended, for the fiscal year ended February 3, 2007 and Quarterly Report on Form 10-Q for the quarter ended May 5, 2007, to obtain this information. See “Where You Can Find More Information.” Readers of this proxy statement/prospectus are cautioned not to place undue reliance on the projections set forth below. No one has made or makes any representation to any stockholder regarding the information included in these projections.

For the foregoing reasons, as well as the bases and assumptions on which the financial projections were compiled, the inclusion of specific portions of the financial projections in this proxy statement/prospectus should not be regarded as an indication that such projections will be predictive of actual future events, and they should not be relied on as such. Except as required by applicable securities laws, Pathmark and A&P do not intend to update or otherwise revise the financial projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Management Projections—Pathmark

(Dollars in millions)	Fiscal Years
	2006	2007	2008	2009	2010	2011
Total Revenues	$3,982.2	$4,022.7	$4,102.5	$4,270.6	$4,484.6	$4,793.3
Gross Profit	$1,162.0	$1,200.9	$1,239.7	$1,306.1	$1,386.2	$1,496.0
Adjusted EBITDA(1)(2)	$131.4	$152.8	$175.5	$202.8	$229.4	$258.5
EBIT	$35.9	$45.6	$68.4	$85.9	$107.2	$128.5
Stock Compensation Expense	$9.6	$11.0	$10.4	$10.5	$10.5	$10.5
Depreciation and Amortization	$92.2	$91.2	$96.6	$106.4	$111.8	$119.4
Capital Expenditures	$70.4	$90.0	$167.2	$160.6	$145.0	$145.0

(1)	Represents earnings before interest, taxes, depreciation, amortization, excluding extraordinary items and stock compensation expense. Adjusted EBITDA and EBIT are non-U.S. GAAP financial measures.

(2)	2006 Adjusted EBITDA excludes fifty-third week earnings. 2007 Adjusted EBITDA was determined without giving effect to labor buyout charges.

Key Assumptions for the Projected Financial Information for Years 2006 Through 2011

The Total Revenues, Gross Profit, Adjusted EBITDA, EBIT and Capital Expenditures as reflected in the above table were prepared taking into account the following assumptions:

•

Revenue growth, through increased offerings and additional breadth of products, particularly as a result of new store openings and the renovation of existing stores, at a compounded annual rate of under 4.0% from 2006 through 2011.

•

Gross profit margin of 29.2% in 2006, increasing to 31.2% in 2011, driven by an improvement in the sales mix with a greater emphasis on perishable departments and an emphasis on improving “Private Label” penetration.

•

Selling, general and administrative costs, as a percentage of sales, decreasing from 25.9% in 2006 to 25.8% in 2011 as a result of continued emphasis on labor management, online auctions and higher revenues driving improved economies of scale.

•	Effective aggregate tax rate averaging 40%.

•

Capital expenditures, the majority of which relate to new stores and the renovation of existing stores, as well as additional expenditures on management information systems, in each case to help drive revenue and profits, with the expectation that depreciation and amortization will trend in line with capital expenditures.

•	The Yucaipa Investors’ Series A Warrants are exercised in 2008 resulting in proceeds of approximately $85 million.

Opinion of A&P’s Financial Advisor

Pursuant to an engagement letter dated November 16, 2006, A&P retained JPMorgan as its financial advisor in connection with the proposed merger.

At the meeting of the A&P board of directors on March 4, 2007, JPMorgan rendered its oral opinion, subsequently confirmed in writing, to the A&P board of directors that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid by A&P in the proposed merger was fair, from a financial point of view, to A&P. No limitations were imposed by the A&P board of directors upon JPMorgan with respect to the investigations made or procedures followed by it in rendering its opinions.

The full text of the written opinion of JPMorgan, dated March 4, 2007, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limits on the review undertaken, is attached as Annex G to this joint proxy statement/prospectus and is incorporated herein by reference. A&P stockholders are urged to read the opinion in its entirety. JPMorgan’s written opinion is addressed to the A&P board of directors, is directed only to the consideration to be paid in the merger and does not constitute a recommendation to any stockholder of A&P as to how such stockholder should vote with respect to the proposed merger or any other matter, including the share issuance. The summary of the opinion of JPMorgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinions, JPMorgan, among other things:

•	reviewed the merger agreement and certain other related agreements dated March 4, 2007;

•	reviewed certain publicly available business and financial information concerning A&P and Pathmark and the industries in which they operate;

•

compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration received for such companies;

•

compared the financial and operating performance of A&P and Pathmark with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of A&P common stock and Pathmark common stock and certain publicly traded securities of such other companies;

•

reviewed certain internal financial analyses and forecasts prepared by the managements of A&P and Pathmark relating to their respective businesses, as well as the estimated amount and timing of cost savings and related expenses and synergies expected to result from the merger (the “Synergies”);

•	reviewed certain forecasts prepared by management of A&P giving effect to certain divestitures contemplated by the merger agreement (the “Divestiture Case”); and

•	performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of its opinion.

JPMorgan also held discussions with certain members of the management of A&P and Pathmark with respect to certain aspects of the merger, and the past and current business operations of A&P and Pathmark, the financial condition and future prospects and operations of A&P and Pathmark, the effects of the merger on the financial condition and future prospects of A&P and Pathmark, and certain other matters JPMorgan believed necessary or appropriate to its inquiry.

In giving its opinion, JPMorgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with JPMorgan by A&P and Pathmark or otherwise reviewed by or for JPMorgan. JPMorgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did JPMorgan evaluate the solvency of A&P or Pathmark under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, JPMorgan was not provided with any forecasts or other nonpublic information with respect to Metro, a Canadian supermarket chain in which A&P owns an equity stake, and at A&P’s direction valued such equity stake on an after-tax basis based upon publicly available information and assuming a liquid market for Metro’s shares. In relying on analyses and forecasts provided to it, including the Synergies, JPMorgan assumed that such analyses and forecasts were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of A&P and Pathmark to which such analyses or forecasts related. JPMorgan expressed no view as to such analyses or forecasts, including the Synergies and the Divestiture Case, or the assumptions on which they were based. JPMorgan also assumed that the representations and warranties made by A&P and Pathmark in the merger agreement and the related agreements were and will be true in all ways material to its analysis. JPMorgan also assumed that the merger will have the tax consequences described in discussions with, and materials furnished to JPMorgan by, representatives of A&P, and that the other transactions contemplated by the merger agreement will be consummated as described in the merger agreement. JPMorgan relied as to all legal matters relevant to the rendering of its opinion upon the advice of counsel. JPMorgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the closing of the merger would be obtained without any adverse effect on A&P or Pathmark or on the contemplated benefits of the merger, except as provided in JPMorgan’s analysis of the Divestiture Case.

The projections furnished to JPMorgan for A&P and Pathmark were prepared by the respective management of each company. Neither A&P nor Pathmark publicly discloses internal management projections of the type provided to JPMorgan in connection with JPMorgan’s analysis of the merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

JPMorgan’s opinion and financial analyses were only one of the many factors considered by A&P in its evaluation of the proposed merger and should not be viewed as determinative of the views of the A&P board of directors or its management with respect to the proposed merger or the merger consideration. The consideration was determined through negotiation between A&P and Pathmark.

JPMorgan’s opinion is based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date of such opinion. Subsequent developments may affect JPMorgan’s opinion, and JPMorgan does not have any obligation to update, revise or reaffirm such opinion. JPMorgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid by A&P in the proposed merger, and JPMorgan has expressed no opinion as to the fairness of the merger to, or any consideration of, the holders of any other class of securities, creditors or other constituencies of A&P or the underlying decision by A&P to engage in the merger. JPMorgan expressed no opinion as to the price at which shares of A&P common stock or Pathmark common stock will trade at any future time, whether before or after the closing of the merger.

In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by JPMorgan in connection with providing its opinion.

Pathmark Analyses

Public Trading Multiples. Using publicly available information, JPMorgan compared selected financial data of Pathmark with similar data for selected publicly traded companies engaged in businesses which JPMorgan judged to be analogous to Pathmark. The companies selected by JPMorgan were A&P and the following seven publicly held companies, five of which are large food retailers with national scale and two of which are regionally focused food retailers operating primarily in the northeastern United States.

Large/National Food Retailers	Regional Northeastern Food Retailers
Koninklijke Ahold N.V. (Royal Ahold)	Weis Markets, Inc.
Safeway, Inc.	Ruddick Corporation
Delhaize Group
Kroger Co.
Supervalu, Inc.

JPMorgan compared, among other things, implied firm values on March 2, 2007 as multiples of estimated earnings before interest, taxes, depreciation and amortization, commonly and hereinafter referred to as EBITDA, for fiscal year 2007. JPMorgan then applied ranges of selected multiples of estimated EBITDA for fiscal year 2007 derived from the selected companies to corresponding financial data of Pathmark on a stand-alone basis and on a pro forma basis taking into account the Synergies and the Divestiture Case and other effects that were anticipated by management of A&P to potentially result from the merger. Financial data for the selected companies were based on equity research estimates produced by reputable brokerages, public filings and other publicly available information. Financial data for Pathmark is based on internal estimates of Pathmark’s management and internal estimates of A&P management. This analysis resulted in the following implied valuation range of equity values for Pathmark common stock, as compared to the value as of March 2, 2007, of the consideration to be paid:

	Implied Valuation Reference Range	Implied Offer Value
Pathmark Management Case	$8.75–$14.40	$13.00
A&P Base Case	$7.60–$12.90	$13.00
A&P Base Case with the Divestiture Case	$4.80–$ 8.80	$13.00

Selected Transaction Analysis. Using publicly available information, JPMorgan examined selected food retail industry transactions with respect to transaction values as multiples of the targets’ sales and EBITDA for the twelve months prior to announcement of the transactions. Specifically, JPMorgan reviewed the following transactions:

Acquiror	Target
Delhaize Group	Hannaford Bros. Co.
The Kroger Co.	Fred Meyers Stores, Inc.
Safeway, Inc.	Dominick’s Finer Foods, LLC
Safeway, Inc.	Randall’s Food & Drugs, LP
Koninklijke Ahold N.V. (Royal Ahold)	Giant Food Inc.
Albertsons, Inc.	American Stores Co.
Whole Foods Market, Inc.	Wild Oats Markets, Inc.
Albertsons, Inc.	Shaw’s Supermarkets, Inc.
Supervalu, Inc.	Albertsons, Inc. (Core Assets)
Safeway, Inc.	Genuardi’s Family Markets, Inc.
J Sainsbury plc	Star Markets
Metro, Inc.	A&P Canada
Loblaw Companies Ltd.	Provigo, Inc.
Koninklijke Ahold N.V. (Royal Ahold)	Bruno’s Supermarkets, Inc.
Sobeys, Inc.	Oshawa Group

JPMorgan applied a range of multiples derived from such analysis to Pathmark’s EBITDA and sales for the twelve months prior to the announcement of the transactions, both with and without the Divestiture Case, and arrived at the following implied valuation range of equity values for Pathmark common stock, as compared to the value as of March 2, 2007, of the consideration to be paid:

	Implied Valuation Reference Range	Implied Offer Value
EBITDA	$8.60–$12.95	$13.00
Sales	$15.60–$19.40	$13.00
EBITDA with the Divestiture Case	$4.45–$ 7.45	$13.00
Sales with the Divestiture Case	$12.25–$15.30	$13.00

Note: EBITDA and sales are for the twelve months prior to the announcement of the transaction.

Discounted Cash Flow Analysis. JPMorgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for Pathmark common stock. JPMorgan calculated the unlevered free cash flows that Pathmark is expected to generate during fiscal years 2007 through 2011 based upon financial projections prepared by the management of Pathmark through the fiscal year 2009 and upon A&P’s projections adjusted to reflect more moderate growth in revenues and lower operating margins during the full five-year period. JPMorgan also calculated a range of terminal asset values of Pathmark at the end of the five-year period ending 2011 by applying a perpetual growth rate ranging from 2.5% to 3.5% of the unlevered free cash flow of Pathmark during the final year of the five-year period. The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 8.0% to 8.5%, which were chosen by JPMorgan based upon an analysis of the weighted average cost of capital of Pathmark. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted for Pathmark’s fiscal year 2006 third quarter excess cash, option exercise proceeds and total debt. Taking into account the Synergies and the Divestiture Case and other effects that were anticipated by management of A&P to potentially result from the merger, the discounted cash flow analysis indicated the following range of equity values for Pathmark common stock:

	Implied Valuation Reference Range	Implied Offer Value
Pathmark Management Case	$7.30–$14.15	$13.00
Pathmark Management Case with 100% Synergies	$19.75–$27.25	$13.00
A&P Base Case	$9.20–$15.65	$13.00
A&P Base Case with 100% Synergies	$21.65–$28.75	$13.00
A&P Base Case with the Divestiture Case	$7.00–$12.40	$13.00
A&P Base Case with the Divestiture Case and 100% Synergies	$19.45–$25.50	$13.00

A&P Analyses

Public Trading Multiples. Using publicly available information, JPMorgan compared selected financial data of A&P with similar data for selected publicly traded companies engaged in businesses which JPMorgan judged to be analogous to A&P. The companies selected by JPMorgan were Pathmark and the following seven publicly held companies, five of which are large food retailers with national scale and two of which are regionally focused food retailers operating primarily in the northeastern United States.

Large/National Food Retailers	Regional Northeastern Food Retailers
Koninklijke Ahold N.V. (Royal Ahold)	Weis Markets, Inc.
Safeway, Inc.	Ruddick Corporation
Delhaize Group
Kroger Co.
Supervalu, Inc.

JPMorgan compared, among other things, implied firm values on March 2, 2007 as multiples of estimated EBITDA, for fiscal year 2007. JPMorgan then applied ranges of selected multiples of estimated EBITDA for fiscal year 2007 derived from the selected companies to corresponding financial data of A&P on a stand-alone basis. Financial data for the selected companies were based on equity research estimates produced by reputable brokerages, public filings and other publicly available information. Financial data for A&P are based on internal estimates of A&P management.

As of the date of JPMorgan’s opinion, A&P owned 15.7% of Metro, a Canadian food retailer to whom it sold its Canadian operations in July 2005. JPMorgan independently valued A&P’s stake in Metro on an after-tax basis based upon publicly available information, assuming a liquid market for the shares of Metro and using relevant multiples of firm value to EBITDA and stock price to earnings per share, both for fiscal year 2007. Adding the value of the Metro equity investment to the implied value of A&P common stock resulted in the following implied valuation range of equity values for A&P common stock, as compared to the reference price for the transaction exchange ratio:

	Implied Valuation Reference Range	Reference Price for Exchange Ratio
A&P Management Case	$16.35–$25.25	—
Value of Stake in Metro, Inc.	$8.35–$10.70	—

Total Value of A&P	$24.70–$35.95	$27.00

Discounted Cash Flow Analysis. JPMorgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for A&P common stock. JPMorgan calculated the unlevered free cash flows that A&P is expected to generate during the five-year period ending 2011 based upon financial projections prepared by the management of A&P. JPMorgan also calculated a range of terminal asset values of A&P at the end of the five-year period ending 2011 by applying a perpetual growth rate ranging from 2.5% to 3.5% of the unlevered free cash flow of A&P during the final year of the five-year period. The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 8.0% to 8.5%, which were chosen by JPMorgan based upon an analysis of the weighted average cost of capital of A&P. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted for A&P’s fiscal year 2006 third quarter excess cash, option exercise proceeds and total debt.

A&P currently has $479 million of net operating losses (“NOLs”), commonly and hereinafter referred to as NOLs, which can be used, subject to certain limitations, to offset future tax payments. JPMorgan independently conducted a discounted cash flow valuation of A&P’s NOLs assuming their unlevered impact to cash flows over a ten-year period. This incremental impact on unlevered cash flow was then discounted to present value using a range of discount rates from 5.0% to 5.5%, which were chosen by JPMorgan based upon the risk associated with U.S. government-issued notes with ten-year maturities.

Combining the stand alone A&P discounted cash flow value, the value of A&P’s Metro stake (as described above) and the discounted cash flow value of A&P’s NOLs indicated the following range of equity values for Pathmark common stock, as compared to the reference price for the transaction exchange ratio:

	Implied Valuation Reference Range	Reference Price for Exchange Ratio
A&P Management Case	$10.75–$19.95	—
Value of Stake in Metro	$8.35–$10.70	—
Value of A&P NOLs	$2.80–$ 2.90	—

Total Value of A&P	$21.90–$33.55	$27.00

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, JPMorgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, JPMorgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by JPMorgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, JPMorgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to A&P, and none of the selected transactions reviewed was identical to the merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of JPMorgan’s analysis, may be considered similar to those of A&P. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of JPMorgan’s analysis, may be considered similar to those of the merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to A&P and the transactions compared to the merger.

As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. JPMorgan was selected to deliver an opinion to the A&P board of directors with respect to the merger on the basis of such experience and its familiarity with A&P.

For services rendered in connection with the merger and the delivery of its opinion, A&P has agreed to pay JPMorgan fees of up to $12 million in the aggregate, of which $2 million was paid upon the execution and delivery of a definitive merger agreement and the remaining amount of up to $10 million is contingent upon the completion of the merger. In addition, A&P has agreed to reimburse JPMorgan for its expenses incurred in connection with its services, including the fees of counsel, and indemnify JPMorgan against certain liabilities arising out of its engagement. Moreover, in the event Pathmark pays a break-up fee to A&P, A&P shall pay to JPMorgan a certain percentage of such fee.

JPMorgan has provided financial advisory, commercial or investment banking services to A&P in the past, including advising on A&P’s July 2005 sale of its Canadian assets. In addition, JPMorgan and its affiliates maintain banking and other business relationships with A&P and its affiliates, for which it receives customary fees. In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of A&P or Pathmark for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Interests of Certain Persons in the Merger

In considering the recommendations of the A&P and Pathmark boards of directors, you should be aware that the directors and executive officers of Pathmark and A&P, the Yucaipa Investors, Pathmark’s largest stockholder, and Tengelmann, A&P’s largest stockholder, each have interests in the merger agreement and the merger that are different from, or in addition to, your interests as a stockholder. These interests may present them with actual or potential conflicts of interest, and, to the extent material, are described below. The A&P and Pathmark boards of directors were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decision to unanimously authorize and declare the advisability of the merger agreement and the transactions contemplated by the merger agreement.

Treatment of Stock Options and Other Equity-Based Awards Held by Pathmark’s Executive Officers and Directors

Stock Options. As of the record date, there were approximately 4,690,882 shares of Pathmark common stock issuable pursuant to stock options granted under Pathmark’s equity incentive plans to certain Pathmark executive officers and directors. Under the terms of the merger agreement, each outstanding stock option held by any person, including Pathmark executive officers and directors, will become fully vested and exercisable no later than fifteen days prior to the closing of the merger and, at the effective time of the merger, will be treated as described in the following paragraphs.

Each such outstanding stock option (other than any “Pre-Amendment Option” described in the following paragraph) will be canceled in exchange for the right to receive a lump sum cash payment to be paid (net of applicable withholding taxes) as soon as practicable after the completion of the merger. The lump sum cash payment will equal the product of (i) the number of shares of Pathmark common stock that such executive officer or director could have purchased had he or she exercised such stock option in full immediately prior to the closing, and (ii) the excess, if any, of (x) the per share closing price of Pathmark common stock, as such price is quoted on the last trading day immediately prior to the closing date (the “Pathmark Closing Price”), over (y) the exercise price per share of such stock option. Any such stock options (other than Pre-Amendment Options) with exercise prices equal to or greater than the Pathmark Closing Price will be canceled for no consideration.

With respect to each such outstanding stock option that was granted under Pathmark’s equity incentive plans prior to June 9, 2005 (a “Pre-Amendment Option”), Pathmark is obligated to use its commercially reasonable efforts to obtain any consents required to cancel any Pre-Amendment Options with an exercise price less than the Pathmark Closing Price, in exchange for a lump sum cash payment as provided in the preceding paragraph. Pathmark has already obtained such consents from John Derderian, Robert Joyce, Marc Strassler and Frank Vitrano.

Any Pre-Amendment Option that is not canceled and cashed out, or that has an exercise price equal to or greater than the Pathmark Closing Price, will be converted into a stock option (a

“Rollover Option”) to purchase, on the same terms and conditions as were applicable under such Pre-Amendment Option, taking into account vesting and other changes resulting from the merger, (i) the number of shares of A&P common stock equal to the product of (a) the number of shares of Pathmark common stock such executive officer or director could have purchased had he or she exercised such Pre-Amendment Option in full immediately prior to the closing, and (b) the Option Exchange Ratio (as defined in the following sentence), at (ii) a price per share equal to (a) the exercise price per share of such Pre-Amendment Option, divided by (b) the Option Exchange Ratio. The “Option Exchange Ratio” means (i) the Pathmark Closing Price, divided by (ii) $27.00.

The following table identifies, for certain Pathmark directors and executive officers, as of October 5, 2007 (the most recent practicable date prior to filing), with respect to stock options that will be cashed out in connection with the merger (excluding stock options set forth in Note 1 to such table that would be Rollover Options assuming the Pathmark Closing Price were determined as of October 5, 2007): the aggregate number of shares of Pathmark common stock subject to outstanding vested and unvested stock options, the number of shares of Pathmark common stock subject to such unvested stock options that will become fully vested in connection with the merger, the weighted average exercise price and the value of such unvested stock options, and the weighted average exercise price and the value of all such stock options. The information in the table assumes that all such stock options remain outstanding as of the closing of the merger.

Name	Aggregate Shares Subject to Options(1)	Number of Shares Underlying Unvested Options	Weighted Average Exercise Price of Unvested Options	Value of Unvested Options(2)	Weighted Average Exercise Price of Vested and Unvested Options	Value of Vested and Unvested Options(3)
Joseph Adelhardt(6)	20,000	—	$—	$—	$11.70	$26,000
Kevin Darrington(4)	42,000	31,500	$10.35	$83,475	$10.35	$111,300
John Derderian(4)	151,900	58,300	$9.80	$186,560	$8.32	$710,892
Michael R. Duckworth(5)	—	—	$—	$—	$—	$—
Daniel H. Fitzgerald(5)	20,000	6,666	$9.67	$22,198	$8.36	$92,800
Harvey Gutman(7)	23,000	—	$—	$—	$11.30	$39,100
Bruce Hartman(5)	25,000	6,666	$9.67	$22,198	$7.92	$127,000
David R. Jessick(5)	21,667	14,444	$10.09	$42,032	$10.10	$62,834
Robert J. Joyce(4)	99,900	58,300	$9.80	$186,560	$8.82	$417,582
Larry R. Katzen(5)	20,000	13,333	$10.07	$39,066	$10.07	$58,600
Mark C. Kramer(4)	101,900	58,300	$9.80	$186,560	$10.12	$293,472
Kenneth Martindale(4)	500,000	333,333	$9.99	$1,003,332	$9.99	$1,505,000
Gregory Mays(5)	22,500	14,999	$10.11	$43,347	$10.11	$65,025
Sarah E. Nash(5)	20,000	13,333	$10.07	$39,066	$10.07	$58,600
John T. Standley(4)(5)	1,500,000	500,000	$10.39	$1,305,000	$10.39	$3,915,000
Marc Strassler(4)	62,500	30,375	$9.81	$96,896	$10.37	$164,375
Ira Tochner(5)	—	—	$—	$—	$—	$—
Frank G. Vitrano(4)	1,025,000	412,500	$10.08	$1,204,500	$7.99	$5,135,250
John J. Zillmer(5)	20,000	13,333	$10.07	$39,066	$10.07	$58,600

(1)

Does not include the following stock options held by Pathmark directors and executive officers, which would be Rollover Options, assuming the Pathmark Closing Price were determined as of October 5, 2007: 350,000 (Frank G. Vitrano), 325,000 (Robert J. Joyce), 76,000 (John Derderian), 76,000 (Marc Strassler), 74,215 (Harvey Gutman), 62,300 (Joseph Adelhardt), 52,000 (Mark C. Kramer), and 5,000 (Daniel H. Fitzgerald).

(2)

Illustrates the economic value of all unvested stock options that will become fully vested and cashed out in connection with the merger. Calculated for each individual by multiplying the number of shares underlying unvested stock options by the difference, if any, between $13.00, which was the per share closing price of Pathmark common stock on October 5, 2007, and the weighted average exercise price of the unvested stock options.

(3)

Illustrates the economic value of all stock options to be canceled and cashed out in connection with the merger. Calculated for each individual by multiplying the aggregate number of shares subject to stock options by the difference between the per share closing price of Pathmark common stock and the weighted average exercise price of all such stock options.

(4)	Executive officer.

(5)	Director.

(6)	Former executive officer; retired in July 2006. Currently a consultant to Pathmark.

(7)	Former executive officer; retired in April 2006. Currently a consultant to Pathmark.

Restricted Stock Units. As of the record date, there were approximately 89,893 restricted stock units granted under Pathmark’s equity incentive plans to the Pathmark executive officers and directors listed below. Under the terms of the merger agreement, upon the closing of the merger, each award of restricted stock units held by an executive officer or director will become fully vested and converted into the right to receive a single lump sum cash payment (net of applicable withholding taxes) equal to the product of (i) the number of shares of Pathmark common stock applicable to such award immediately prior to the closing, and (ii) the Pathmark Closing Price.

The following table identifies, for certain Pathmark directors and executive officers, as of October 5, 2007, the aggregate number of shares of common stock subject to outstanding unvested restricted stock units, and the value of the unvested restricted stock units. The information in the table assumes that all such unvested restricted stock units remain outstanding as of the closing date of the merger.

Name	Aggregate Number of Shares Underlying Restricted Stock Units	Value of Restricted Stock Units(1)
Joseph Adelhardt(4)	—	$—
Kevin Darrington(2)	6,750	$87,750
John Derderian(2)	8,375	$108,875
Michael R. Duckworth(3)	—	$—
Daniel H. Fitzgerald(3)	6,924	$90,012
Bruce Hartman(3)	6,924	$90,012
Harvey Gutman(5)	—	$—
David R. Jessick(3)	6,924	$90,012
Robert J. Joyce(2)	8,375	$108,875
Larry R. Katzen(3)	6,924	$90,012
Mark C. Kramer(2)	8,375	$108,875
Kenneth Martindale(2)	—	$—
Gregory Mays(3)	6,924	$90,012
Sarah E. Nash(3)	6,924	$90,012
John T. Standley(2)(3)	—	$—
Marc Strassler(2)	7,050	$91,650
Ira Tochner(3)	—	$—
Frank G. Vitrano(2)	2,500	$32,500
John J. Zillmer(3)	6,924	$90,012

(1)

Illustrates the economic value of all restricted stock units that will become fully vested and cashed out in connection with the merger. Calculated for each individual by multiplying the aggregate number of shares underlying unvested restricted stock units by $13.00, which was the per share closing price of Pathmark common stock on October 5, 2007.

(2)	Executive officer.

(3)	Director.

(4)	Former executive officer; retired in July 2006. Currently a consultant to Pathmark.

(5)	Former executive officer; retired in April 2006. Currently a consultant to Pathmark.

Restricted Stock. As of the record date, Messrs. Standley, Vitrano and Martindale were the only executive officers or directors to hold shares of Pathmark common stock subject to transfer restrictions and/or forfeiture under Pathmark’s equity incentive plans, and they held approximately 358,046 such shares.

Under the terms of the merger agreement, upon the closing of the merger, each outstanding award of restricted stock held by an executive officer or director will become fully vested and converted into the right to receive a single lump sum cash payment (net of applicable withholding taxes) equal to the product of (i) the number of shares of Pathmark common stock subject to such award immediately prior to the closing of the merger, and (ii) the Pathmark Closing Price.

The following table identifies, for Messrs. Standley, Vitrano and Martindale, the aggregate number of unvested restricted shares of Pathmark common stock outstanding as of October 5, 2007, and the value of such unvested restricted shares that will become fully vested in connection with the merger. The information in the table assumes that all such unvested restricted shares remain outstanding as of the closing of the merger.

Name	Aggregate Number of Restricted Shares	Value of Restricted Shares(1)
John T. Standley	166,600	$2,165,800
Frank G. Vitrano	41,500	$539,500
Kenneth Martindale	83,330	$1,083,290

(1)

Illustrates the economic value of all restricted shares that will become fully vested and cashed out in connection with the merger. Calculated for each individual by multiplying the aggregate number of restricted shares by $13.00, which was the per share closing price of Pathmark common stock on October 5, 2007.

Employment Agreements

John T. Standley Employment Agreement. Pursuant to the terms of an employment agreement entered into between Pathmark and Mr. Standley as of August 23, 2005, the merger will constitute a “change of control,” and therefore, immediately prior to the merger:

•	the stock options and restricted stock granted to Mr. Standley on August 23, 2005, will vest in full (to the extent not otherwise vested in connection with the merger); and

•	Mr. Standley’s deferred compensation account balance will vest and become nonforfeitable.

In addition, Mr. Standley is entitled to receive certain severance payments and benefits in the event that his employment is terminated by Pathmark without “cause” (as such term is defined in his employment agreement) or by his resignation for “good reason” (which term is defined to include a material and adverse change in Mr. Standley’s duties or reporting responsibilities, or the failure to re-elect Mr. Standley as the Chief Executive Officer and most senior officer of Pathmark or any successor thereto or if the company becomes a subsidiary of another public company, such public company), including the following:

•	payment of his salary and target bonus for a period of two years following the date of such termination, subject to acceleration in certain circumstances in connection with a “change of control”;

•	continued health and insurance coverage for a period of one year following the date of such termination; and

•	payment of a tax gross-up payment, in the event that he becomes subject to the excise tax on golden parachute payments under the Internal Revenue Code.

Frank G. Vitrano Employment Agreement. Pursuant to the terms of an employment agreement entered into between Pathmark and Mr. Vitrano, as amended in December 2005, the merger will constitute a “change of control,” and therefore, the stock options and restricted stock granted to him on December 22, 2005, will vest in full immediately prior to the merger (to the extent not otherwise vested in connection with the merger).

In addition, Mr. Vitrano is entitled to receive certain severance payments and benefits in the event that his employment is terminated by Pathmark without “cause” (as such term is defined in his employment agreement) or by his resignation for “good reason” (which term is defined to include a material adverse reduction or diminution in Mr. Vitrano’s title, duties, positions or responsibilities), including the following:

•	payment of his salary and target bonus for a period of two years following the date of such termination, subject to acceleration in certain circumstances in connection with a “change of control”; and

•	continued health and insurance coverage for a period of two years following the date of such termination.

Kenneth Martindale Employment Agreement. Pursuant to the terms of an employment agreements entered into between Pathmark and Mr. Martindale, as of December 14, 2005, the merger will constitute a “change of control,” and therefore, the stock options and restricted stock granted to him on January 1, 2006 will vest in full immediately prior to the merger (to the extent not otherwise vested in connection with the merger). In addition, Mr. Martindale will be entitled to receive certain severance payments and benefits in the event that his employment is terminated by Pathmark without “cause” (as such term is defined in his employment agreement), due to Pathmark’s nonrenewal of the term within six months prior to the merger, or by Mr. Martindale’s resignation for “good reason” (which term is defined to include a material and adverse change in Mr. Martindale’s duties or reporting responsibilities or the failure to reelect Mr. Martindale as the Co-President and Chief Marketing and Merchandising Officer of Pathmark or any successor thereto or if the company becomes a subsidiary of another public company, such public company), including the following:

•	payment of his salary and target bonus for a period of two years following the date of such termination, subject to acceleration in certain circumstances in connection with a “change of control”; and

•	continued health and insurance coverage for a period of one year following the date of such termination.

Other Employment Agreements. Pathmark has entered into employment agreements with each of Messrs. Darrington, Derderian, Joyce, Kramer and Strassler, pursuant to which the executive will be entitled to receive certain severance payments and benefits in the event that his employment is terminated by Pathmark without “cause” (as such term is defined in the applicable employment agreement) or by his resignation for “good reason” (which term is generally defined to include a material and adverse reduction or diminution in the executive’s title, duties, positions or responsibilities), including the following:

•	payment of his base salary for a period of up to two years following the date of such termination;

•	in the case of Mr. Darrington, payment of a supplemental amount of $45,000; and

•	continued health and insurance coverage for a period of up to two years following the date of such termination.

Assuming that the employment of each current executive officer of Pathmark is terminated by Pathmark without “cause” (as defined in the applicable employment agreement) or by such executive officer’s resignation for “good reason” (as defined in the applicable employment agreement) immediately following the merger, the approximate amount of cash severance benefits that would be payable is:

Name	Potential Cash Severance Benefits(1)
John T. Standley	$3,726,000
Frank G. Vitrano	2,335,374
Kenneth Martindale	2,070,000
Robert J. Joyce	661,448
John Derderian	517,500
Mark C. Kramer	538,200
Kevin Darrington	541,800
Marc Strassler	554,454

(1)

The amounts in the table are based on estimated base salaries as of October 5, 2007 and, if applicable, bonuses that will be paid to each executive officer in 2007. The amounts in the table exclude any prorated bonus awards for the year in which such termination occurs and the value of any continued health and insurance coverage or other noncash severance benefits. The amounts in the table also exclude the value of any unexercised stock options and/or unvested restricted stock units or restricted stock that would accelerate and vest in the event of a termination of employment in connection with the merger. Such amounts are separately disclosed in the tables under “—Treatment of Stock Options and Other Equity-Based Awards Held by Pathmark’s Executive Officers and Directors.”

Transaction Bonus Agreements

In connection with the execution of the merger agreement, Pathmark entered into transaction bonus agreements with each of Messrs. Darrington, Derderian, Joyce and Strassler. Pursuant to the transaction bonus agreements, each executive will be entitled to receive a bonus payment of $50,000 ($100,000, in the case of Mr. Strassler) in the event that (i) such executive remains continuously employed with Pathmark through the closing of the merger, (ii) such executive terminates his employment before the closing of the merger for “good reason” (as defined in his employment agreement), or (iii) Pathmark terminates such executive’s employment before the closing of the merger for any reason that does not constitute “cause” (as defined in his employment agreement).

Retention Pay Plan

In connection with the execution of the merger agreement, the Pathmark board of directors adopted a Retention Pay Plan for certain office associates, including assistant vice presidents, vice presidents and senior vice presidents, who were employed by Pathmark as of the date on which the merger agreement was signed. As senior vice president, Messrs. Darrington and Strassler are participants in the plan. Pursuant to the plan and subject to certain conditions, including each participant’s continued employment with Pathmark up to the payment dates specified below, Messrs. Darrington and Strassler will be entitled to receive a retention payment equal to 20% of their respective base salary rate as each is in effect immediately prior to the closing date of the merger or February 23, 2007 (whichever is higher), paid in three installments on each of (i) September 4, 2007, subject to his continued employment up to such date; (ii) the date two weeks after the closing date of the merger, subject to his continued employment up to the closing date of the merger; and (iii) the date that is the earlier of 180 days after the closing date of the merger or a “termination event” (defined in the plan as the termination of the participant’s employment by Pathmark for any reason (other than “cause,” as such term is defined in the plan), death or disability of the participant or resignation by the participant for “good reason” (as such term is defined in the plan), in each case on or after the closing date of the merger). Messrs. Darrington and Strassler are the only Pathmark executive officers participating in the Retention Pay Plan.

Continued Benefits

To the extent that any of Pathmark’s executive officers remains employed by the surviving corporation following completion of the merger, each will be entitled to receive certain compensation and benefits following the merger. For a period of twelve months and one day following completion of the merger, A&P has agreed to provide the continuing employees of Pathmark with employee benefits that, in the aggregate, are no less favorable than the employee benefits received by those employees prior to the merger.

Subject to certain exceptions, A&P will, or will cause the surviving corporation in the merger to, (i) give continuing Pathmark employees full credit for purposes of eligibility to participate, vesting and benefit accrual (other than with respect to any defined benefit plan) under the employee benefit plans or arrangements maintained by A&P, the surviving corporation in the merger, or their subsidiaries, to the same extent recognized by Pathmark or its subsidiaries under the corresponding Pathmark benefit plans immediately prior to the closing of the merger; and (ii) with respect to certain welfare benefit plans maintained for the benefit of continuing Pathmark employees following the closing of the merger, (x) waive eligibility requirements or preexisting condition limitations, to the same extent waived under comparable Pathmark plans immediately prior to the closing of the merger, and (y) recognize deductible amounts paid by such continuing Pathmark employees under the corresponding Pathmark benefit plans immediately prior to the closing of the merger.

Indemnification Arrangements and Directors’ and Officers’ Liability Insurance Policy

A&P has agreed to maintain in effect after completion of the merger, for the benefit of current and former Pathmark directors and officers, the existing rights to indemnification and limitations on liability for acts or omissions occurring prior to the closing of the merger under the Pathmark certificate of incorporation, bylaws or disclosed agreements of Pathmark. In addition, the merger agreement provides that A&P will maintain, at its expense, directors’ and officers’ liability insurance policies with a claims period of at least six years from the effective time of the merger. For further details on these indemnification and insurance arrangements, please see “Adoption of the Merger Agreement (Pathmark Proposal 1)—The Merger Agreement—Covenants and Agreements—Indemnification; Insurance; Certain Benefit Plans.”

Guarantee of Supplemental Retirement and Excess Benefit Arrangements

Under the terms of the merger agreement, A&P has agreed to pay, or cause to be paid, all of the benefits to which any employee (or his or her beneficiaries), including Pathmark’s executive officers, is entitled under the terms of certain supplemental retirement and excess benefit plans, as in effect immediately prior to the closing of the merger.

Election of Pathmark Director to A&P Board of Directors

Upon the closing of the merger, Gregory Mays, a Pathmark director, will be elected to the A&P board of directors by the existing A&P directors, in accordance with the bylaws of A&P and Maryland law, unless at the closing he serves as an employee or director of a competitor, in which case another director from the Pathmark board deemed independent by the A&P independent directors will be elected to the A&P board.

Compensatory Arrangements for A&P’s Executive Officers and Directors

On June 15, 2007 the Human Resources & Compensation Committee and the Governance Committee (together, the “A&P Committees”) of the A&P board of directors, under the authority of A&P’s 1998 Long Term Incentive and Share Award Plan, approved the following actions in anticipation of the completion of the merger.

Turnaround Incentive Compensation Program. The A&P Committees decided to recognize A&P’s performance to date under A&P’s 2005 Turnaround Incentive Compensation Program (the “TIP”). Specifically, subject to the closing of the merger, the applicable performance criteria will have been met with respect to two-thirds of the Restricted Share Units (“RSUs”) that were granted to each participant under the TIP. Upon the closing of the merger, 50% of such RSUs will vest on the first day of A&P’s 2008 Fiscal Year and the remaining 50% of such RSUs will vest on the first day of A&P’s 2009 Fiscal Year. Vesting of the RSUs is further subject to all other terms, conditions, limitations, restrictions and eligibility requirements under the TIP.

The following table identifies, for certain A&P directors and executive officers, as of October 1, 2007, the aggregate number of shares of common stock subject to outstanding restricted stock units that were granted to each participant under the TIP, and the value of such restricted stock units. The information in the table assumes that all such unvested restricted stock units remain outstanding as of the closing date of the merger.

Name	Aggregate Number of Shares Underlying Restricted Stock Units	Value of Restricted Stock Units(1)
Christian W.E. Haub(3)	221,221	$6,778,211
Eric Claus(2)	189,618	5,809,896
Brenda Galgano(2)	88,489	2,711,303
Paul Wiseman(2)	88,489	2,711,303
Allan Richards(2)	88,489	2,711,303

(1)

Illustrates the economic value of all outstanding restricted stock units that were granted to each participant under the TIP. Calculated for each individual by multiplying the aggregate number of shares underlying outstanding restricted stock units that were granted to each participant under the TIP by $30.64, which was the per share closing price of A&P common stock on October 1, 2007.

(2)	Executive officer.

(3)	Director.

A&P 2006 Long-Term Incentive Program. The A&P Committees decided to recognize A&P’s performance to date under A&P’s 2006 Long-Term Incentive Program (the “LTIP”). Specifically, subject to the closing of the merger, the applicable performance criteria will have been met with respect to 125% of one-third of the RSUs that were granted to each participant under the LTIP. Upon the closing of the merger, such RSUs will vest on or around May of 2009 in accordance with and subject to all other terms, conditions, limitations, restrictions and eligibility requirements under the LTIP.

The following table identifies, for certain A&P directors and executive officers, as of October 1, 2007, the aggregate number of shares of common stock subject to outstanding restricted stock units that were granted to each participant under the LTIP, and the value of such restricted stock units. The information in the table assumes that all such unvested restricted stock units remain outstanding as of the closing date of the merger.

Name	Aggregate Number of Shares Underlying Restricted Stock Units	Value of Restricted Stock Units(1)
Christian W.E. Haub(3)	31,464	$964,057
Eric Claus(2)	48,381	1,482,394
Brenda Galgano(2)	13,026	399,117
Paul Wiseman(2)	13,026	399,117
Allan Richards(2)	13,026	399,117

(1)

Illustrates the economic value of all outstanding restricted stock units that were granted to each participant under the LTIP. Calculated for each individual by multiplying the aggregate number of shares underlying outstanding restricted stock units that were granted to each participant under the TIP by $30.64, which was the per share closing price of A&P common stock on October 1, 2007.

(2)	Executive officer.

(3)	Director.

Acquisition Closing and Integration Incentive Compensation Program. The A&P Committees approved an Acquisition Closing and Integration Incentive Compensation Program (the “Integration Program”). The Integration Program is subject to: (i) the closing of the merger; (ii) the achievement of certain merger closing performance criteria or certain merger synergy targets; (iii) the achievement of certain A&P stock price targets over a performance period comprised of the three calendar years following the closing of the merger; and (iv) other terms, conditions, limitations, restrictions and eligibility requirements similar to those in the TIP and the LTIP. Depending on actual performance as compared with the foregoing targets, each executive officer can earn up to a maximum of 200% of the RSUs awarded them under the Integration Program. Subject to the foregoing, the following grants of RSUs were made to the directors and executive officers of A&P in connection with the Integration Program.

Name	Aggregate Number of Shares Underlying Restricted Stock Units	Value of Restricted Stock Units(1)
Christian W.E. Haub(3)	27,927	$855,683
Eric Claus(2)	27,927	855,683
Brenda Galgano(2)	21,032	644,420
Paul Wiseman(2)	17,513	536,598
Allan Richards(2)	14,042	430,247

(1)

Illustrates the economic value of all restricted stock units that may be earned under the Integration Program in connection with the merger if performance results in 100% of the restricted stock units being earned. Calculated for each individual by multiplying the aggregate number of shares underlying restricted stock units granted under the Integration Program by $30.64, which was the per share closing price of A&P common stock on October 1, 2007. The maximum amount that may be earned is 200% of the number of restricted stock units granted under the Integration Program, which would result in twice the value shown above based on the stock price assumption.

(2)	Executive officer.

(3)	Director.

Yucaipa Fees

It is a condition to the consummation of the merger that Pathmark or Yucaipa Companies terminate the Management Services Agreement in accordance with its terms, and upon the closing of the merger, Yucaipa Companies or Pathmark will terminate the Management Services Agreement. As a result of this termination, Yucaipa Companies will receive a termination fee of $10 million, pursuant to the terms of the Management Services Agreement. In addition, effective January 23, 2007, Pathmark engaged Yucaipa Advisors to act as a consultant in connection with the merger agreement in accordance with Section 5 of the Management Services Agreement. Pursuant to Yucaipa Advisors’ engagement letter, Pathmark agreed to (i) reimburse Yucaipa Advisors’ fees and expenses in connection with the provision of such consulting services (whether or not the merger is consummated), and (ii) pay Yucaipa Advisors a fee equal to 1.0% of the transaction value (as defined in the engagement letter), payable upon either the consummation of the merger or the consummation of an alternative transaction which allows Pathmark to terminate a definitive agreement for the merger and accept such alternative transaction, in each case, subject to certain conditions, including that, so long as the provision of Section 4.07 of the indenture relating to Pathmark’s 8.75% Senior Subordinated Notes due 2012 continues to apply, no amount in excess of $10.0 million shall be payable to Yucaipa Advisors. Subject to the foregoing, in the event that Yucaipa Advisors’ engagement is terminated or expires prior to the consummation of the merger, the foregoing fees will be payable by Pathmark if the merger is consummated, or if a definitive agreement is entered into with respect to any of the foregoing, at any time prior to the eighteen-month anniversary of the termination or expiration of Yucaipa Advisors’ engagement letter. In addition, Yucaipa Advisors’ engagement letter provided that, solely to the extent that Pathmark had elected to pursue an alternative transaction following the public announcement of discussions involving the merger but prior to the execution of the merger agreement, Pathmark would have been required to pay the same fees outlined above to Yucaipa Advisors with respect to such an alternative transaction as Yucaipa Advisors would have received in connection with the merger.

Pursuant to the Yucaipa Advisors engagement letter, Yucaipa Advisors provided consulting services to Pathmark. These services included assisting in evaluating, analyzing, structuring, negotiating (in its capacity as a significant stockholder) and effecting the merger; providing general financial and strategic advice; and communicating with Pathmark’s management and board of directors concerning the merger.

Stockholder and Warrant Agreements

Yucaipa Stockholder Agreement

Concurrently with the execution and delivery of the merger agreement, the Yucaipa Investors entered into the Yucaipa Stockholder Agreement with A&P (the “Yucaipa Stockholder Agreement”). The Yucaipa Stockholder Agreement provides the Yucaipa Investors with certain demand and piggyback registration rights. The Yucaipa Investors have agreed to certain restrictions on their ownership, acquisition and disposition of A&P common stock and warrants to purchase A&P common stock that they will own and may acquire after the merger. In addition, the Yucaipa Investors have agreed not to take certain actions that would interfere with the governance of A&P. For further details of the Yucaipa Stockholder Agreement, see “Adoption of the Merger Agreement (Pathmark Proposal 1)—Yucaipa Stockholder Agreement.”

Tengelmann Stockholder Agreement

Concurrently with the execution and delivery of the merger agreement, Tengelmann entered into the Tengelmann Stockholder Agreement with A&P. The Tengelmann Stockholder Agreement provides Tengelmann with certain nomination, approval, registration and other rights. In addition, Tengelmann will be entitled to antidilution protection, access to A&P information and expense reimbursement upon the closing of the merger. A&P’s bylaws will be amended as provided in Annex I to this joint proxy statement/prospectus in order to give effect to certain of these rights. For further details of the Tengelmann Stockholder Agreement, see “Adoption of the Merger Agreement (Pathmark Proposal 1)—Tengelmann Stockholder Agreement.”

Yucaipa Warrant Agreement

Pursuant to the existing warrant agreement, in connection with the merger agreement the Series A and Series B Warrants would have been converted into the right to receive, upon exercise, the merger consideration of $9.00 in cash and a fixed number of shares of A&P stock. In connection with the merger agreement, the Yucaipa Investors and A&P have entered into an Amended and Restated Warrant Agreement (the “Yucaipa Warrant Agreement”), pursuant to which the Yucaipa Investors will exchange their existing Series A and Series B Warrants to purchase Pathmark common stock for Series A and Series B Warrants to purchase A&P common stock, which we refer to as “rollover warrants.” Accordingly, the Yucaipa Investors will be entitled to receive the rollover warrants upon the closing of the merger, and no part of the consideration for the Yucaipa Investors’ existing warrants will consist of cash to be paid at the time of the merger. Notwithstanding that the terms of the Yucaipa Warrant Agreement require that all exercises of the rollover warrants be on a cashless basis and permit A&P to settle the in-the-money amount of the rollover warrants for cash, the rollover warrants may enable the Yucaipa Investors to participate in the future earnings and growth, as well as benefit from any appreciation in the value, of the combined company to a greater extent than the cash and shares of A&P common stock to be received by Pathmark stockholders in the merger. The A&P Series A Warrants will represent the right to purchase an aggregate of 4,657,378 shares of A&P common stock at an exercise price of $18.36 per share, and the A&P Series B Warrants will represent the right to purchase an aggregate of 6,965,858 shares of A&P common stock at an exercise price of $32.40 per share.

Financing

A&P estimates that the total amount of funds necessary to pay the cash portion of the merger consideration will be approximately $485.5 million. A&P expects that this amount will be provided through a combination of (a) $190.0 million of net cash proceeds from the sale of shares of Metro common stock, which A&P received in connection with the August 2005 sale of its Canadian operations to Metro and (b) up to $780.0 million in senior secured notes (or, if the offering of senior secured notes is not completed on or prior to the closing of the merger, up to $780.0 million under a senior secured bridge credit facility). On March 13, 2007, A&P sold 6,350,000 shares of its holdings in Metro for proceeds of approximately $203.5 million. A&P continues to hold approximately 11.7 million Metro shares. The merger is not conditioned on receipt of financing by A&P.

Debt Financing

A&P has received a debt financing commitment letter, dated as of March 4, 2007, from Bank of America, Banc of America Bridge, BAS, LBCB, Lehman and LCPI ( the “Commitment Letter”). In the Commitment Letter, and subject to the terms and conditions set forth therein:

•

Bank of America has committed to provide a $615.0 million senior secured revolving credit facility, the ABL Facility, to finance the working capital of A&P and certain of its subsidiaries upon consummation of the merger; and

•

Banc of America Bridge and LBCB have severally committed to provide in the aggregate up to $780.0 million of senior secured loans, the Bridge Facility, as “bridge” or interim financing to senior secured notes (the “Senior Secured Notes”) which may be issued by A&P and/or certain of its subsidiaries after the date of the initial funding of the Facilities for the purpose of refinancing all or a portion of the advances made under the Bridge Facility.

The commitments under the Commitment Letter will expire on the earliest of (i) March 4, 2008 (unless the closing of the Facilities has occurred prior thereto), (ii) the closing of the merger (a) in the case of the ABL Facility, without a funding under the ABL Facility, and (b) in the case of the Bridge Facility, without a funding under the Bridge Facility and (iii) the acceptance by Pathmark of an offer for all or any substantial part of the capital stock or property and assets of Pathmark other than as pursuant to the merger. The documentation governing the Facilities has not been finalized and, accordingly, the actual terms of such Facilities may differ from those described in this joint proxy statement/prospectus.

Conditions Precedent

Under the terms of the debt financing commitment letter, the availability of the ABL Facility and the Bridge Facility are subject to various conditions precedent, including, but not limited to:

•

Prior to and during the syndication of the Facilities and the offering of the Senior Secured Notes, there shall be no offering, placement or arrangement of any equity securities, debt securities or bank financing by or on behalf of A&P, Pathmark or their respective affiliates that could reasonably be expected to, in the discretion of BAS and Lehman (the “Lead Arrangers”), disrupt or materially interfere with the orderly syndication of the Facilities and the offering of the Senior Secured Notes, other than:

•	the Senior Secured Notes,

•	pursuant to Pathmark’s existing credit facility (including the accordion feature thereof), or

•	as an alternative to the accordion feature of Pathmark’s existing credit facility, up to $40 million of mortgage financing;

•

Since March 4, 2007, no change, event or circumstance has occurred that has had a material adverse effect on Pathmark that is continuing, and no change, event or circumstance has occurred and is continuing that would reasonably be expected to have a material adverse effect on Pathmark;

•

The merger has been consummated in accordance with the merger agreement and no provision of the merger agreement has been waived, amended or otherwise modified in a manner materially adverse to the lenders without the prior written consent of the Lead Arrangers;

•

No agreement, order or decree has been entered into or issued requiring A&P, Pathmark or their respective subsidiaries to hold separate, divest, dispose of or sell any of their respective businesses or assets representing in excess of $36.0 million of aggregate scheduled store level cashflow;

•

In the case of the Bridge Facility, all conditions to drawing on the ABL Facility on the closing date of the financing shall have been satisfied, and in the case of the ABL Facility, A&P shall have received $780.0 million in gross proceeds from the sale of the Senior Secured Notes or the advance of the Bridge Facility;

•	A&P shall use its commercially reasonable efforts to obtain a rating for the Senior Secured Notes from each of Moody’s and S&P;

•	the Lead Arrangers and the lenders under the Facilities shall have received certain historical and pro forma financial information and projections;

•

A&P and Pathmark shall have made available to (i) the Lead Arrangers and the lenders under the Facilities information memoranda to be used in connection with the syndication of the Facilities by the Lead Arrangers, and (ii) the Lead Arrangers and potential investors one or more offering memoranda for the Senior Secured Notes;

•	A&P and Pathmark shall have cooperated in marketing the Senior Secured Notes and the syndication of the ABL Facility and the Bridge Facility;

•

satisfactory definitive documentation with respect to the Facilities shall have been executed and delivered providing for valid and perfected (subject to certain exceptions) liens and security interests in the collateral securing the ABL Facility and the Bridge Facility, respectively; and

•	the representations and warranties of A&P and Pathmark specified in the Commitment Letter shall be true and correct on the closing date of the Facilities.

The ABL Facility

General. The borrower under the ABL Facility will be A&P and certain of its subsidiaries. The ABL Facility will be comprised of a $615.0 million senior secured revolving credit facility. Extensions of credit under the ABL Facility will be subject to a borrowing base calculated periodically based on specific percentages of the value of certain assets, and subject to certain reserves and other adjustments. The ABL Facility will have a sublimit of $300.0 million for the issuance of standby and documentary letters of credit. The ABL Facility may be increased by an amount up to $100.0 million, at the borrower’s request, provided that no default or event of default exists or would arise from the increase. The ABL Facility will have a term of five years. The ABL Facility may be prepaid without penalty.

BAS has been appointed the lead arranger and book running manager. Bank of America has been appointed the administrative agent and collateral agent.

Mandatory Prepayments. The ABL Facility shall be subject to mandatory prepayment requirements in amounts equal to (i) the amount by which outstanding extensions of credit thereunder exceed the lesser of the borrowing base and the commitments then in effect, (ii) the net proceeds of certain asset sales and equity issuances, and (iii) the proceeds from the collateral securing the ABL Facility if the availability under the ABL Facility is below a specified amount or if there is an event of default.

Interest Rate. Loans under the ABL Facility are expected to bear interest, at the borrower’s option, at a rate equal to the adjusted London interbank offered rate or an alternative base rate, in each case plus a specified margin.

Fees. The borrower shall pay (i) fees on the unutilized portion of commitments under the ABL Facility, which are expected to vary depending on utilization level, (ii) a letter of credit fee on the stated amount of issued and undrawn letters of credit and a fronting fee to the issuing lender, and (iii) other customary fees, including an underwriting fee and an agent’s fee.

Guarantors. All obligations under the ABL Facility will be guaranteed by A&P’s material domestic subsidiaries.

Security. The obligations of the borrower and guarantors under the ABL Facility will be secured, subject to agreed upon exceptions, by a first priority perfected security position on all real and personal property of the borrower and guarantors, including all inventory, accounts, prescription lists, owned real property, material leased real properties of A&P and Pathmark, investment property (including the capital stock of subsidiaries, subject to certain exceptions), contract rights, documents, supporting obligations, letter-of-credit rights, instruments, money, cash, cash equivalents, securities and other property of any kind, deposit accounts, credits, and balances with any financial institution where A&P and certain subsidiaries maintain deposits, commercial tort claims, all books and records and other property related to or referring to any of the foregoing, proceeds from insurance policies, and claims against third parties, but excluding A&P’s class A subordinate shares of Metro. Additionally, the ABL Facility will be secured by a second priority perfected security position on all of the collateral securing the Bridge Facility on a first priority basis, other than voting stock in the A&P subsidiary that owns the Metro shares.

If certain security is not provided at the closing of the financing despite the use of commercially reasonable efforts to do so, the delivery of such security will not be a condition precedent to the availability of ABL Facility on the closing date, but instead will be required to be delivered following the closing date.

Covenants. The ABL Facility shall contain covenants that, among other things, and subject to exceptions, will limit or restrict the ability of the borrowers to make acquisitions, mergers, consolidations, recapitalizations, dividends, distributions and stock repurchases, to create additional indebtedness, liens and investments, to sell assets, enter into hedging agreements and sale and leaseback transactions. The ABL Facility shall also contain certain affirmative and negative covenants, including a covenant that excess availability under the ABL Facility may not fall below 10% of the borrowing base, certain reporting covenants, and upon certain events, a covenant requiring the borrower to maintain a minimum EBITDA (to be defined in the definitive documentation for the ABL Facility).

Events of Default. The ABL Facility is expected to provide for customary events of default, including nonpayment of principal, interest or fees, violations of covenants, material inaccuracy of representations and warranties, specified cross defaults to other material indebtedness, certain bankruptcy events, certain ERISA events, material invalidity of guarantees or security interest, material judgments or change of control (to be defined in the definitive documentation for the ABL Facility).

The Bridge Facility

General. The borrower is expected to issue up to $780.0 million of Senior Secured Notes. If the offering of the Senior Secured Notes by the borrower is not completed on or prior to the closing of the merger, Banc of America Bridge and LBCB have severally committed to provide in the aggregate up to $780.0 million of senior secured bridge loans which will mature twelve months from the initial advance. The borrower under the Bridge Facility will be A&P and certain of its subsidiaries. BAS and Lehman have been appointed joint lead arrangers and joint book running managers. Banc of America Bridge has been appointed administrative agent and collateral agent. LCPI has been appointed syndication agent.

Mandatory Prepayments. The Bridge Facility shall be subject to mandatory prepayment requirements in amounts equal to (i) the net proceeds from the issuance of any debt securities or equity securities of the borrower or any of its subsidiaries, (ii) the proceeds from any other indebtedness to the extent the proceeds of such indebtedness are not required to be paid to the lenders under the ABL Facility, and (iii) the net proceeds from asset sales to the extent such proceeds are not required to be paid to the lenders under the ABL Facility or, in the case of certain assets, have not been reinvested (up to a specified reinvestment limit). The Bridge Facility is also subject to mandatory prepayment in full at the election of the lenders under the Bridge Facility upon a change in control of the borrower.

Interest Rate. Loans under the Bridge Facility shall bear interest at a rate equal to the three-month London interbank offered rate plus a specified margin that will be increased at the end of each quarter for so long as the bridge loans are outstanding, subject to a specified cap.

Guarantors. All obligations under the Bridge Facility will be guaranteed by borrower’s material domestic subsidiaries.

Security. The obligations of the borrower and guarantors under the Bridge Facility will be secured, subject to agreed upon exceptions, by a first-priority perfected lien and security interest in general intangibles and 65% of the voting stock in an A&P subsidiary, A&P Bermuda Limited, which owns a required number of shares of Metro capital stock (the “Metro Shares”). In the event of certain events of default, the Bridge Facility shall also be secured by a direct pledge of the Metro Shares. Additionally, the Bridge Facility will be secured by a second-priority perfected security position on all of the collateral securing the ABL Facility on a first-priority basis.

Covenants. The Bridge Facility is expected to contain covenants including a negative pledge of the Metro Shares and the stock of A&P Bermuda Limited and A&P Luxembourg S.àr.l., affirmative covenants similar to those contained in the ABL Facility, as well as customary high yield negative covenants.

Events of Default. The events of default are expected to be similar to those contained in the ABL Facility (to be defined in the definitive documentation for the Bridge Facility).

Rollover. If the Bridge Facility is not repaid in full on or prior to the maturity date, the principal amount of the Bridge Facility may be refinanced by a senior secured loan with a term of seven years.

Exchange Notes. At any time after the Bridge Facility is rolled over into senior secured loans, the bridge lenders may exchange the principal amount of the rollover loans for exchange notes of A&P and certain subsidiaries. These exchange notes will have certain registration rights, entitling holders to exchange the notes for publicly registered securities.

Governmental and Regulatory Approvals

U.S. Antitrust Filing. Under the HSR Act and related regulations, the merger may not be completed unless the parties to the transaction file all Premerger Notification and Report Forms with the Antitrust Division of the Department of Justice and the Federal Trade Commission that may be required and the applicable waiting periods, including any extension of the waiting periods, have either expired or been earlier terminated and there can be no assurances that such expiration or termination will be obtained. On March 19, 2007, A&P (with Tengelmann, its largest stockholder) and Pathmark filed all required premerger reporting forms. On April 18, 2007, A&P and Pathmark each received a Second Request from the Federal Trade Commission, requesting additional information and documentary materials. As a result of the Second Request, A&P cannot complete the merger under the HSR Act until the earlier of (i) 30 days after both parties substantially comply with the Second Request (or on the next regular business day if the thirtieth day falls on a Saturday, Sunday or legal public holiday), unless that waiting period is extended by agreement between A&P and the Federal Trade Commission, or (ii) when the Federal Trade Commission terminates its review of the merger. On May 21, 2007, A&P announced that it had entered into a timing agreement with the Federal Trade Commission, pursuant to which A&P agreed, subject to certain conditions, to not (i) certify that they have substantially complied with the Second Requests prior to June 30, 2007, or (ii) consummate the merger for at least 60 days following the date that A&P and Pathmark substantially comply with the Second Requests. On July 13, 2007, A&P and Pathmark each certified substantial compliance with the Federal Trade Commission in response to the Second Requests. On August 7, 2007, A&P and Pathmark entered into an extension of the timing agreement with the Federal Trade Commission pursuant to which A&P and Pathmark agreed, subject to certain conditions, that they will not consummate A&P’s acquisition of Pathmark before 11:59 p.m. on September 25, 2007. On September 20, 2007, A&P and Pathmark entered into an agreement with the Federal Trade Commission pursuant to which A&P agreed to provide the Federal Trade Commission notice of its intention to consummate A&P’s acquisition of Pathmark at least two weeks prior to closing such transaction. A&P and Pathmark further agreed to give such notice to the Federal Trade Commission no sooner than October 5, 2007. A&P and Pathmark will cooperate in this and any other agency reviews and work to resolve any objections to the merger asserted on antitrust grounds. There can be no assurance, however, that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Cooperation with State Regulatory Agencies. A&P and Pathmark have also voluntarily supplied information to the attorneys general of New York, New Jersey and Pennsylvania to assist them in their understanding of the potential competitive effects of the merger.

Other Regulatory Approvals. Other than the filings described above, neither A&P nor Pathmark is aware of any regulatory notifications that must be filed, approvals that must be obtained, or waiting periods that must be observed, in order to complete the merger. If the parties discover that other notifications, approvals or waiting periods are necessary, they will seek to observe or obtain them. If any such approval or action is needed, however, A&P and Pathmark may not be able to obtain it or any of the other necessary approvals.

General. It is possible that any of the governmental entities with which filings have been made may seek additional regulatory concessions or impose additional conditions on the merger (including certain divestitures) or such governmental entities or states or private parties may commence litigation to prevent the completion of the merger. There can be no assurance that:

•	A&P or Pathmark will be able to satisfy or comply with any such conditions imposed;

•	compliance or noncompliance with any such conditions will not have adverse consequences on A&P after completion of the merger; or

•	litigation, if any, will be resolved favorably by A&P and Pathmark.

Even if the parties obtain all necessary approvals and the merger agreement is adopted by Pathmark stockholders and the A&P proposals are approved by the A&P stockholders, conditions may be placed on the merger, or the merger could be delayed in a manner, that could cause A&P to abandon it. See “Adoption of the Merger Agreement (Pathmark Proposal 1)—The Merger Agreement—Covenants and Agreements” and “Adoption of the Merger Agreement (Pathmark Proposal 1)—The Merger Agreement—Termination.”

Merger Expenses, Fees and Costs

Generally, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses, subject to the specific exceptions discussed in this document. Upon termination of the merger agreement under specified circumstances, A&P or Pathmark may be required to pay the other party a termination fee and reimburse expenses. See “Adoption of the Merger Agreement (Pathmark Proposal 1)—The Merger Agreement—Fees and Expenses” for a discussion of the circumstances under which termination fees will be paid and expenses will be reimbursed.

Accounting Treatment

The merger will be accounted for by A&P using the “purchase” method of accounting. Under this method of accounting, the purchase price paid by A&P, together with the direct costs of the merger, will be allocated in accordance with GAAP to Pathmark’s tangible and intangible assets and liabilities based on their fair market values, with any excess being treated as goodwill. The assets, liabilities and results of operations of Pathmark will be consolidated into the assets, liabilities and results of operations of A&P as of the closing date of the merger.

Structure of the Merger

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, at the effective time of the merger, Merger Sub (a newly formed and wholly owned subsidiary of A&P established to facilitate the acquisition of Pathmark) will be merged with and into Pathmark. Pathmark will survive the merger as a wholly owned subsidiary of A&P and will continue its corporate existence under Delaware law under the name “Pathmark Stores, Inc.”

Certain Material United States Federal Income Tax Consequences

The following is a summary of certain material United States federal income tax consequences of the merger to U.S. Holders (as defined below) of Pathmark common stock. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The parties have not requested, and do not plan to request, any rulings from the Internal Revenue Service (the “IRS”) concerning the tax consequences of the merger to holders of Pathmark common stock, and the statements in this proxy are not binding on the IRS or any court. There is no assurance that the tax consequences contained in this discussion will not be challenged by the IRS, or if challenged, will be sustained by a court.

This summary assumes that Pathmark common stock is held as a capital asset within the meaning of Section 1221 of the Code. This summary does not address all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances. In addition, this summary does not address the tax treatment of special classes of holders of Pathmark common stock, including, for example:

•	banks and other financial institutions;

•	insurance companies;

•	tax-exempt entities;

•	mutual funds and real estate investment trusts;

•	subchapter S corporations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U..S. Holders whose functional currency is not the United States dollar;

•	persons holding shares of Pathmark common stock as part of a hedging or conversion transaction or as part of a “straddle” or a constructive sale;

•	U..S. expatriates;

•	persons subject to the alternative minimum tax;

•	holders who acquired Pathmark common stock through the exercise of employee stock options or warrants or otherwise as compensation;

•	holders that are properly classified as a partnership or otherwise as a pass-through entity under the Code or investors in such entities; and

•	individuals, corporations, estates and trusts that are not U.S. Holders.

This summary also does not address any U.S. federal estate or gift tax consequences, nor any state, local or foreign tax consequences, of the merger.

If any entity that is treated as a partnership for United States federal income tax purposes holds shares of Pathmark common stock, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the activities of the entity. If you are a partner of a partnership or a member of a limited liability company or other entity classified as a partnership for United States federal tax purposes and that entity is holding Pathmark common stock, you should consult your tax advisor regarding the consequences of the merger to you.

This discussion of certain material United States federal income tax consequences relating to the merger is not a complete analysis or description of all potential tax consequences of the merger and does not address any state, local or non-U.S. tax consequences of the merger. Therefore, holders are strongly urged to consult their tax advisors as to the specific tax consequences to them, including the applicability and effect of United States federal, state, local, foreign and other tax laws in their particular circumstances.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of shares of Pathmark common stock that is for United States federal income tax purposes one of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, or the District of Columbia;

•

a trust (i) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate the income of which is subject to United States federal income taxation regardless of its source.

Consequences of the Transaction to U.S. Holders

The receipt of the merger consideration, or cash pursuant to the exercise of dissenters’ rights of appraisal, by a U.S. Holder in exchange for Pathmark common shares will be a taxable transaction for United States federal income tax purposes. In general, a U.S. Holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between (i) the cash received (other than any cash received by dissenters that is treated as actual or imputed interest, which will be taxable as ordinary income) and/or the fair market value (as of the effective time of the merger) of the A&P common stock received and (ii) the U.S. Holder’s adjusted tax basis in the Pathmark common shares exchanged therefor. Any such gain or loss would be long-term capital gain or loss if the holding period for the Pathmark common shares as of the effective time of the merger exceeded one year. Long-term capital gains of a non-corporate U.S. Holder generally are taxable at a maximum rate of 15%. Capital gains of a corporate U.S. Holder generally are taxable at the regular tax rates applicable to corporations. The deductibility of capital losses is subject to limitations.

A U.S. Holder’s aggregate tax basis in any A&P common stock received pursuant to the merger will equal the fair market value of such stock as of the effective time of the merger. The holding period of such stock received in the transaction will begin on the day after the merger is consummated.

Information Reporting and Backup Withholding. Information reporting and backup withholding, presently at a rate of 28%, may apply to the merger consideration and any payments made to dissenters. Backup withholding will not apply, however, to a U.S. Holder who (i) furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on the substitute IRS Form W-9 or successor form or (ii) is otherwise exempt from backup withholding and complies with other applicable rules and certification requirements. Backup withholding is not an additional tax, and any amount withheld under these rules may be credited against the holder’s United States federal income tax liability and may entitle the holder to a refund if required information is timely furnished to the IRS.

Appraisal Rights

In connection with the merger, record holders of Pathmark common stock who comply with the procedures summarized below will be entitled to appraisal rights if the merger is completed. Under Section 262 of the DGCL (“Section 262”), as a result of completion of the merger, holders of shares of Pathmark common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled, in lieu of receiving the merger consideration, to have the “fair value” of their shares at the effective time of the merger (exclusive of any element of value arising from the accomplishment or expectation of the merger), together with a fair rate of interest, if any, to be paid on the amount determined to be the fair value, judicially determined and paid to them in cash by complying with the provisions of Section 262. Pathmark is required to send a notice to that effect to each stockholder not less than twenty days prior to the special meeting. This joint proxy statement/prospectus, when mailed to the stockholders, constitutes such notice to Pathmark’s stockholders.

The following is a brief summary of Section 262, which sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, a copy of the text of which is attached to this joint proxy statement/prospectus as Annex J.

Stockholders of record of Pathmark who desire to exercise their appraisal rights must satisfy all of the following conditions.

A Pathmark stockholder who desires to exercise appraisal rights must (i) not vote in favor of adoption of the merger agreement and (ii) deliver in the manner set forth below a written demand for appraisal of the stockholder’s shares to Pathmark before the vote on the merger at the Pathmark special meeting.

A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as the stockholder’s name appears on the certificates representing shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose that, in exercising the demand, the agent is acting as agent for the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time of the merger.

A record owner, such as a broker, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In that case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the vote on the adoption of the merger agreement at the special meeting. A beneficial owner of shares held in street name who desires to assert appraisal rights with respect to those shares must take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of the shares. Shares held through banks, brokerage firms and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depositary, such as Cede & Co., The Depository Trust Company’s nominee. Any holder of shares desiring to assert appraisal rights with respect to such shares who held such shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The stockholder should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of the shares, which might be the nominee of a central security depositary if the shares have been so deposited.

As required by Section 262, a demand for appraisal must be in writing and must reasonably inform Pathmark of the identity of the record holder (which might be a nominee as described above) and of such holder’s intention to seek appraisal of such shares.

Stockholders of record who elect to demand appraisal of their shares must mail or deliver their written demand to: Pathmark Stores, Inc., 200 Milik Street, Carteret, New Jersey 07008, Attention: Secretary. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares owned, and that the stockholder is demanding appraisal of his or her shares. The written demand must be received by Pathmark prior to the taking of the vote on the proposal to adopt the merger agreement at the Pathmark special meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement will alone suffice to constitute a written demand for appraisal within the meaning of Section 262.

In addition, the stockholder must not vote its shares of common stock in favor of adoption of the merger agreement. A proxy that is signed and does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, will constitute a waiver of that stockholder’s right of appraisal and will nullify any previously written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must indicate that such stockholder’s shares are to be voted against the proposal to adopt the merger agreement or to abstain from voting on that proposal.

Within 120 days after the effective time of the merger, either Pathmark, as the surviving corporation in the merger, or any stockholder who has timely and properly demanded appraisal of such stockholder’s shares and who has complied with the required conditions of Section 262 and is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of all stockholders who have properly demanded appraisal. Pathmark, as the surviving corporation, has no obligation, and no present intention, to file such a petition. Accordingly, the failure of a stockholder to file a petition within the specified period could nullify the stockholder’s previously written demand for appraisal. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the shares owned by those stockholders, determining the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the considerations that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger and which throw any light on future prospects of the merged corporation  .  .  .” The Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Supreme Court noted, however, that Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.”

Stockholders considering seeking appraisal should bear in mind that the fair value of their shares determined under Section 262 could be more than, the same as, or less than the merger consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a stockholder seeking appraisal rights, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by such stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

Except as explained in the last sentence of this paragraph, at any time within sixty days after the effective time of the merger, any stockholder who has demanded appraisal shall have the right to withdraw such stockholder’s demand for appraisal and to accept the cash and shares of A&P common stock to which the stockholder is entitled pursuant to the merger. After this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the surviving corporation in the merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, stockholders’ rights to appraisal shall cease and all stockholders shall be entitled only to receive the cash and shares of A&P common stock which constitute the merger consideration as provided for in the merger agreement. Inasmuch as the parties to the merger agreement have no obligation to file such a petition, and have no present intention to do so, any stockholder who desires that such petition be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholders without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

Failure to comply with all the procedures set forth in Section 262 will result in the loss of a stockholder’s statutory appraisal rights.

The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, a copy of the text of which is attached hereto as Annex J.

Restrictions on Sales of Shares by Affiliates of Pathmark

The shares of A&P common stock to be issued in connection with the merger will be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be freely transferable under the Securities Act, except for shares of A&P common stock issued to any person who is deemed to be an “affiliate” of Pathmark at the time of the Pathmark special meeting. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control of Pathmark and may include Pathmark’s executive officers, directors and significant stockholders, including the Yucaipa Investors. Affiliates may not sell their shares of A&P common stock acquired in connection with the mergers except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

Pathmark has agreed to use its commercially reasonable efforts to deliver to A&P a letter agreement executed by each of its affiliates prior to the completion of the merger, pursuant to which these affiliates will agree, among other things, not to transfer any shares of A&P common stock received in the merger except in compliance with the Securities Act. This joint proxy statement/prospectus may not be used for resales of A&P common stock received pursuant to the merger by affiliates of Pathmark. In the Yucaipa Stockholder Agreement, A&P has granted to the Yucaipa Investors registration rights in respect of the A&P common stock they receive pursuant to the merger.

Stock Exchange Listing

It is a condition to the completion of the merger that the shares of A&P common stock to be issued in connection with the merger be approved for listing on the NYSE, subject to official notice of issuance. Following the merger, the shares of A&P common stock will continue to trade on the NYSE under the symbol “GAP.”

Delisting and Deregistration of Pathmark Common Stock

If the merger is completed, Pathmark common stock will be delisted from NASDAQ and deregistered under the Exchange Act.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, which is incorporated by reference in its entirety and attached to this joint proxy statement/prospectus as Annex A. We encourage you to read the merger agreement in its entirety because it is the legal document that governs the merger. This summary is not intended to provide you with any other factual information about A&P or Pathmark. Such information can be found elsewhere in this joint proxy statement/prospectus and in A&P’s and Pathmark’s public filings with the SEC, as described in the section entitled “Where You Can Find More Information.”

Structure and Effective Time; Marketing Period

The merger agreement provides for the merger of Merger Sub with and into Pathmark. Pathmark will survive the merger and continue to exist after the merger as a wholly owned subsidiary of A&P.

The closing of the merger will occur after the satisfaction or waiver of the closing conditions set forth in the merger agreement, except for those closing conditions that, by their nature, are to be satisfied at the closing (but subject to the satisfaction or waiver of those conditions), on such date (the “closing date”) as A&P and Pathmark will mutually agree, which will be no later than the second business day after the satisfaction or waiver of the conditions set forth in the merger agreement. See “—Conditions to the Merger”; except that if the Marketing Period, described below, has not ended at the time all such conditions have been satisfied or waived, then the closing date and the closing will occur on the earlier of (i) a date during the Marketing Period specified by A&P on at least two business days’ notice to Pathmark and (ii) the final day of the Marketing Period.

The purpose of the Marketing Period is to provide A&P an appropriate period of time during which it can market and place the debt financing contemplated by the financing commitments to finance the merger. For purposes of the merger agreement, “Marketing Period” means the first period of twenty consecutive calendar days after the date of first mailing of this joint proxy statement/prospectus to the stockholders of A&P and Pathmark and throughout which:

•	A&P and its financing sources have certain financial information required to be provided by them under the merger agreement in connection with A&P’s financing of the merger; and

•

nothing has occurred and no condition exists that would prevent satisfaction of closing conditions for the merger regarding expiration or termination of the waiting period and any extension under the HSR Act; effectiveness of the Form S-4 registration statement of which this joint proxy statement/prospectus is a part; accuracy of Pathmark’s representations and warranties under the merger agreement; and compliance by Pathmark with its covenants and agreements under the merger agreement.

The merger agreement further provides that:

•

the Marketing Period will end no earlier than five business days after the later to occur of the date the required Pathmark stockholder approval of the merger is obtained and the date the required A&P stockholder approval of each of the issuance of A&P common stock pursuant to the merger agreement and the amendment to the A&P charter is obtained;

•

if the financing of the merger is completed on a date earlier than the expiration of the twenty-consecutive-calendar-day period and the five-business-day period, then the Marketing Period will end on that earlier date;

•	calculations of the twenty-consecutive-calendar-day period will exclude the periods from and including August 17 through September 3, 2007 and December 21, 2007 through January 1, 2008;

•

the Marketing Period will not be deemed to have commenced if, prior to the completion of the Marketing Period, (i) Pathmark’s accounting firm has withdrawn its audit opinion with respect to any financial statements required to be provided under the merger agreement in connection with the financing of the merger, (ii) Pathmark has publicly announced any intention to restate any of its financial information or (iii) Pathmark has failed to file any Form 10-K or Form 10-Q with the SEC by the date required under the Exchange Act; in each case with the Marketing Period recommencing upon remedy of such events as specified in the merger agreement; and

•

if the financial statements provided to A&P under the merger agreement in connection with the financing of the merger would not be sufficiently current, as provided in the merger agreement, then a new twenty-consecutive-calendar-day period will commence upon delivery to A&P of updated financial information that would be sufficiently current to permit the financing to be completed in accordance with the merger agreement.

The merger will become effective at the time a certificate of merger is duly filed with the Delaware Secretary of State (or at a later time if agreed by the parties and specified in the certificate of merger). We currently expect to complete the Merger during the second half of A&P’s fiscal year 2007 ending February 23, 2008; however, we cannot assure you when, or if, all the conditions to completion of the Merger will be satisfied or waived (see “—Conditions to the Merger”).

Dissenters’ Rights

Shares of Pathmark common stock that are outstanding immediately prior to the effective time of the merger and that are held by any person who properly demands appraisal of such shares pursuant to Section 262 of the DGCL, who did not vote in favor of adopting the merger agreement or consent thereto in writing, and who complies in all other respects with Section 262 of the DGCL, shall not be converted into the right to receive the per share merger consideration as provided in the merger agreement, but shall instead be entitled to receive payment of the fair value of such shares in accordance with Section 262 of the DGCL. The appraisal rights of and procedures applicable to such dissenting stockholders are described further under “Adoption of the Merger Agreement (Pathmark Proposal 1)—The Merger—Appraisal Rights.”

Merger Consideration

At the effective time of the merger, each share of Pathmark common stock (other than dissenting shares) will be converted into the right to receive (i) 0.12963 of a share of A&P common stock and (ii) $9.00 in cash, without interest.

Pathmark stockholders will not receive any fractional shares of A&P common stock pursuant to the merger. Instead of any fractional shares, stockholders will be paid an amount in cash in lieu of such fraction calculated by multiplying (i) the number of fractional shares of A&P common stock such holder would otherwise be entitled to receive and (ii) the closing price of the A&P common stock on the NYSE on the trading day immediately prior to the effective time of the merger.

Treatment of Pathmark Stock Options, Warrants and Other Equity-Based Awards

Each outstanding option to purchase shares of Pathmark common stock granted under any stock compensation plan maintained by Pathmark or its subsidiaries, which we refer to as the “Pathmark stock plans,” will become fully vested and exercisable no less than fifteen days prior to the closing of the merger.

Each outstanding option to purchase shares of Pathmark common stock, other than “Pre-Amendment Options” described in the next paragraph, granted under the Pathmark stock plans will be canceled in exchange for the right to receive a lump sum cash payment to be paid as soon as practicable after the completion of the merger. The lump sum cash payment shall equal the product of (a) the number of shares of Pathmark common stock such holder could have purchased had they exercised their stock options in full immediately prior to the closing and (b) the excess, if any, of (i) the Pathmark Closing Price over (ii) the exercise price per share of such stock option. Any stock options, other than Pre-Amendment Options, with exercise prices equal to or greater than the Pathmark Closing Price will be canceled for no consideration.

With respect to Pathmark Pre-Amendment Options, Pathmark will seek to obtain any consents required to cancel any such options with exercise prices less than the Pathmark Closing Price in exchange for a lump sum cash payment in the amount provided in the previous paragraph. Any such Pathmark stock options not canceled and cashed out, or with exercise prices equal to or greater than the Pathmark Closing Price, will be converted into an option to purchase, on the same terms and conditions as were applicable under such option, and taking into account vesting and other changes resulting from the merger, (i) the number of shares of A&P common stock equal to the product of (a) the number of shares of Pathmark common stock such holder could have purchased had such holder exercised such option in full immediately prior to the closing, and (b) the Option Exchange Ratio (defined in the next sentence), provided that any fractional shares of A&P common stock resulting from such multiplication shall be rounded up or down to the nearest whole share, at (ii) a price per share equal to (a) the exercise price per share of such Pre-Amendment Option, divided by (b) the Option Exchange Ratio, provided that such exercise price shall be rounded up or down to the nearest cent. The “Option Exchange Ratio” means (i) the Pathmark Closing Price divided by (ii) $27.00.

Upon the closing of the merger, each award of Pathmark common stock subject to transfer restrictions and/or forfeiture then outstanding under the Pathmark stock plans will become fully vested and converted into the right to receive a single lump sum cash payment equal to the product of (i) the number of shares of Pathmark common stock subject to such award immediately prior to the closing of the merger and (ii) the Pathmark Closing Price.

Upon the closing of the merger, each award of Pathmark restricted stock units then outstanding under the Pathmark stock plans will become fully vested and converted into the right to receive a single lump sum cash payment equal to the product of (i) the number of shares of Pathmark common stock applicable to such award immediately prior to the closing and (ii) the Pathmark Closing Price.

Upon the closing of the merger, A&P shall (i) issue the warrants provided for in the Yucaipa Warrant Agreement in exchange for the warrants issued under the warrant agreement dated as of June 9, 2005 among Pathmark, the Yucaipa Investors and the other parties thereto, on the terms and subject to the conditions set forth therein; and (ii) assume the obligations of Pathmark under the 2000 Warrant Agreement and the warrants issued thereunder (the “2000 Warrants”), so that the holders of the assumed warrants will have the right to purchase A&P common stock on the terms and subject to the conditions set forth in the 2000 Warrant Agreement and the warrants thereunder. For further details of the Yucaipa Warrant Agreement, see “Adoption of the Merger Agreement (Pathmark Proposal 1)—Yucaipa Warrant Agreement.”

Exchange of Pathmark Stock Certificates for A&P Stock Certificates

Upon completion of the merger, A&P will deposit with American Stock Transfer & Trust Company, Pathmark’s exchange agent for the merger, cash in an amount sufficient to pay the aggregate cash consideration in the merger, and certificates representing the shares of A&P common stock issuable in exchange for outstanding shares of Pathmark common stock in an amount sufficient to pay the aggregate stock consideration in the merger and, if required, any dividends or other distributions on A&P common stock with a record date occurring after completion of the merger in accordance with the merger agreement.

Promptly following completion of the merger, A&P or the exchange agent will mail to each record holder of Pathmark common stock a letter of transmittal and instructions for use to effect the surrender of their Pathmark stock certificates in exchange for A&P common stock and cash. Upon surrender of a Pathmark stock certificate to the exchange agent, along with a completed and properly executed letter of transmittal and any other required documents, the Pathmark stock certificate will be canceled and the Pathmark stockholder will receive, without interest, a certificate representing the number of whole shares of A&P common stock to which such holder is entitled, the cash consideration, cash in lieu of fractional shares which such holder has the right to receive, and dividends or distributions, if any, payable in accordance with the merger agreement.

Pathmark stockholders should not submit their Pathmark stock certificates for exchange unless and until they receive the transmittal instructions and a letter of transmittal from the exchange agent. A&P stockholders will continue to hold their A&P stock certificates following the merger and are not required to take any action with respect to their A&P stock certificates.

A&P and the exchange agent will be entitled to deduct and withhold from the merger consideration otherwise payable such amounts as are required by applicable law.

Directors and Officers

Upon closing of the merger, Gregory Mays will be elected by the existing A&P directors, unless he is serving as an employee or director of a competitor, to fill the existing vacant position on the A&P board of directors without stockholder action, as provided for under the director election provisions of the bylaws of A&P and Maryland law.

Transfers of Pathmark Shares; Lost Stock Certificates

Upon completion of the merger, all shares of Pathmark common stock outstanding immediately prior to the effective time of the merger will automatically be canceled and no longer be outstanding, and all Pathmark stockholders shall cease to have any rights with respect to such Pathmark common stock (except the right to receive the merger consideration). After the effective time of the merger, there will be no further transfers of shares of Pathmark common stock. If, after such time, any Pathmark common stock certificates are presented to the exchange agent, A&P or the surviving corporation, they will be canceled and exchanged for the merger consideration.

Unclaimed Amounts

Any portion of the merger consideration deposited with the exchange agent that remains undistributed to Pathmark stockholders 180 days after the effective time of the merger shall be delivered to A&P upon demand, and any Pathmark stockholders who have not surrendered their certificates by then can only look to A&P and the surviving corporation for satisfaction of their claims for the merger consideration.

Representations and Warranties

The merger agreement contains representations and warranties that the parties have made to each other as of specific dates. Except for its status as a contractual document that establishes and governs the legal relations among the parties with respect to the merger described therein, the merger agreement is not intended to be a source of factual, business or operational information about the parties. The representations and warranties contained in the merger agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to that agreement, and may be subject to limitations agreed among those parties, including being qualified by disclosures among those parties. Those representations and warranties may have been made to allocate risks among the parties to the merger agreement, including where the parties do not have complete knowledge of all facts, instead of establishing matters as facts. Furthermore, those representations and warranties may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. The assertions embodied in such representations and warranties are qualified by information contained in disclosure letters that the parties exchanged in connection with signing the merger agreement. Accordingly, investors and security holders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the merger agreement and are modified in important part by the underlying disclosure letters. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the merger agreement.

The merger agreement contains customary representations and warranties of A&P and Pathmark relating to their respective businesses. The representations and warranties in the merger agreement do not survive the effective time of the merger.

Each of A&P and Pathmark has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	authority to execute and deliver the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	capital structure and subsidiaries;

•	real property;

•	intellectual property;

•	environmental matters;

•	legal proceedings;

•	tax matters;

•	labor matters;

•	employee benefit plans;

•	compliance with applicable laws;

•	SEC reports and financial statements;

•	the absence of material adverse changes; and

•	insurance.

In addition, Pathmark has made other representations and warranties about itself to A&P as to:

•	material contracts;

•	inventories;

•	bank accounts;

•	brokers’ fees payable in connection with the merger;

•	ownership of A&P common stock; and

•	the receipt of a financial advisor’s opinion.

Also, A&P has made other representations and warranties about itself to Pathmark as to:

•	solvency;

•	ownership of Pathmark common stock; and

•	available funds and financing to consummate the merger and to fund working capital needs following the merger.

Certain of the representations and warranties made by the parties are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, “material adverse effect” means with respect to Pathmark or A&P, as the case may be, any change, event or circumstance that, individually or in the aggregate with all other changes, events and circumstances, has a material adverse effect on the business, results of operations, condition (financial or otherwise), assets or liabilities of each respective company and its subsidiaries, taken as a whole. In determining whether a material adverse effect has occurred or is reasonably likely to occur, the parties will disregard effects arising out of (i) general economic, legal, regulatory or political conditions in the United States of America or geographic regions in which each respective company and its subsidiaries operate, except to the extent that each respective company or its subsidiaries are disproportionately affected thereby; (ii) conditions generally affecting the industries in which each respective company and its subsidiaries operate, except to the extent that each respective company or its subsidiaries are disproportionately affected thereby; (iii) the announcement or pendency of the merger or the entry into the merger agreement or the voting and stockholder agreements entered into in connection with the merger agreement; (iv) any decrease in the market price of each respective company’s common stock in and of itself (but not any change, event or circumstance that may be underlying such decrease to the extent that such change, event or circumstance would otherwise constitute a material adverse effect); (v) any changes in the securities markets generally, except to the extent that each respective company or its subsidiaries are disproportionately affected thereby; (vi) the commencement or escalation of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, except to the extent that each respective company or its subsidiaries are disproportionately affected thereby; (vii) earthquakes, hurricanes or other natural disasters, except to the extent that each respective company or its subsidiaries are disproportionately affected thereby; and (viii) compliance with the requirements of changes in law or generally accepted accounting principles in the United States of America or any interpretation thereof.

In addition, in determining whether a material adverse effect has occurred or is reasonably likely to occur with respect to Pathmark, the parties will disregard effects arising out of (i) (a) proposing, negotiating, committing to or effecting, by consent decree, hold separate order or otherwise, the sale, transfer, divestiture or disposition of stores, businesses or other assets arising from the parties’ compliance with their obligations under the parties’ covenant to seek antitrust and other governmental approvals and consents; (b) otherwise taking or committing to take actions that limit or would limit A&P’s, Merger Sub’s or its subsidiaries’ (including, after the closing of the merger, Pathmark’s and its subsidiaries’ as subsidiaries of A&P) freedom of action with respect to, or their ability to retain, one or more of their respective stores, businesses, product lines or assets arising from the parties’ compliance with their obligations under the parties’ covenant to seek antitrust and other governmental approvals and consents; or (c) the application of antitrust laws to the transactions contemplated by the merger agreement or the voting and stockholder agreements entered into in connection with the merger agreement; or (ii) (a) as a result of Pathmark’s entry into, and as permitted by, the merger agreement, the payment of any amounts due to, or the provision of any other benefits (including benefits relating to acceleration of stock options) to, any officers or employees under specified employment contracts, noncompetition agreements, employee benefit plans, severance arrangements or other arrangements (except to the extent that payments under such contracts, agreements, plans or arrangements solely for retention exceed the specified estimated retention payments) or (b) the incurrence by Pathmark of out-of-pocket fees and expenses (including legal, accounting, investment banking and other fees and expenses) in connection with the transactions contemplated by the merger agreement (except to the extent that such fees and expenses exceed specified estimated amounts).

Also, in determining whether a material adverse effect has occurred or is reasonably likely to occur with respect to A&P, the parties will disregard effects arising out of (i) sales of stores, offices, plants or warehouses owned or leased by the parties or their subsidiaries (or agreements or plans to sell such facilities) that arise from the parties’ compliance with their obligations under their covenant to seek antitrust and other governmental approvals and consents; or (ii) any legal action or similar proceeding brought by any governmental authority under any antitrust law relating to the transactions contemplated by the merger agreement and the voting and stockholder agreements entered into in connection with the merger agreement.

Covenants and Agreements

Conduct of Business by Pathmark. Pathmark has agreed, subject to certain exceptions and prior written consent of A&P (which consent will not be unreasonably withheld or delayed), between March 4, 2007 and the completion of the merger that Pathmark and its subsidiaries will use commercially reasonable efforts to conduct their business in the ordinary course of business generally consistent with past practice and to preserve intact their current business organization, keep available the services of their current officers and key employees and keep their relationships with key customers, suppliers, licensors, licensees, distributors and others having business dealings with them.

Pathmark has also agreed that during the same period, and again subject to certain exceptions or prior written consent of A&P (which consent will not be unreasonably withheld or delayed), Pathmark and each of its subsidiaries will not:

•	amend its organizational documents;

•	adopt a plan or agreement of liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization (other than between wholly owned subsidiaries);

•

subject to certain exceptions, including certain transactions between Pathmark and its subsidiaries and as contemplated by the provisions described under “—Treatment of Pathmark Stock Options, Warrants and Other Equity-Based Awards”:

•	issue, sell or otherwise dispose of any shares of its capital stock, voting securities or securities convertible into such stock or voting securities;

•

grant or issue any options, warrants, securities or rights that are linked to the value of its common stock, or other rights to purchase or obtain any shares of its capital stock or any of the foregoing;

•	split, combine, subdivide or reclassify any shares of its capital stock;

•	declare, set aside or pay any dividend or other distribution with respect to any shares of its capital stock; or

•	redeem, purchase or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares or effect any reduction in capital;

•

amend or otherwise restructure Pathmark’s existing credit agreement; incur any additional principal indebtedness under Pathmark’s indenture dated January 29, 2002; or issue any bond or other debt security, incur or guarantee any indebtedness, or enter into any agreement to maintain the financial condition of another person other than in the ordinary course of business, pursuant to Pathmark’s existing credit agreement and other specified indebtedness, and indebtedness or guarantees solely between Pathmark and its subsidiaries;

•

subject to certain exceptions, increase the benefits under any employee benefit plan or collective bargaining agreement; increase the compensation or benefits payable to, or enter into any employment agreements with, any current or former director, officer, employee or consultant of Pathmark or its subsidiaries; grant any rights to severance, change in control or termination pay to, or enter into any severance or change in control agreement with any current or former director, officer, employee or consultant of Pathmark or its subsidiaries; or take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any employee benefit plan or collective bargaining agreement;

•

enter into or complete the acquisition of any other person or entity that would materially impair or delay the consummation of the transactions contemplated by the merger agreement or for consideration in excess of $10,000,000 in the aggregate, other than other acquisitions in the ordinary course of business generally consistent with past practice;

•

sell, lease, license or otherwise dispose of fixed assets or personal property for consideration in excess of $3,000,000 in the aggregate, other than pursuant to existing contracts in connection with the termination or closure of certain facilities, or in the ordinary course of business generally consistent with past practice;

•	encumber any material assets or property, except for specific permitted encumbrances;

•	subject to specific exceptions, make any new capital expenditures in excess of specified amounts;

•	settle any pending or threatened legal action or similar proceeding involving a payment that would reasonably be expected to have a material adverse effect on Pathmark;

•	except as required by generally accepted accounting principles or SEC regulations, change any material accounting method, principle or practice;

•

make, change or revoke any material tax election; adopt or change any material tax accounting method; enter into any tax allocation agreement, tax indemnity agreement or similar agreement; enter into any material tax settlement or compromise; or surrender any right to claim a material refund of taxes;

•	effect any sale and leaseback transactions other than in the ordinary course of business generally consistent with past practice;

•	terminate or close any store, office, plant or warehouse or make any announcement of the intention to do so, other than in the ordinary course of business generally consistent with past practice;

•

enter into any consulting contract requiring payments by Pathmark in excess of specified amounts other than in the ordinary course of business generally consistent with past practice and other than those cancelable without penalty within ninety days;

•

delay payments of accounts payable and other obligations or accelerate the collection of or modify the payment terms of receivables other than in the ordinary course of business generally consistent with past practice;

•

subject to specific exceptions, enter into any new contract or modify or amend any existing contract with an executive officer, director, or control persons of Pathmark or any of its subsidiaries or with the Yucaipa Investors or any of their affiliates or an executive officer, director or control person of the Yucaipa Investors;

•

incur out-of-pocket fees and expenses for investment banking, financial advisory services or due to the Yucaipa Investors and their affiliates in connection with the transactions contemplated by the merger agreement in excess of specified amounts;

•	materially adversely modify, amend or extend any material contract prior to its expiration date; or

•

adopt, or propose to adopt, or maintain any shareholders’ rights plan, “poison pill” or other similar plan or agreement, unless A&P and Merger Sub are exempted from the provisions of such plan or agreement.

Conduct of Business by A&P. A&P has agreed, subject to certain exceptions and prior written consent of Pathmark (which consent will not be unreasonably withheld or delayed), between March 4, 2007 and the completion of the merger that A&P and its subsidiaries will use commercially reasonable efforts to conduct their business in the ordinary course of business generally consistent with past practice and to preserve intact their current business organization, keep available the services of their current officers and key employees and keep their relationships with key customers, suppliers, licensors, licensees, distributors and others having business dealings with them.

A&P has also agreed that during the same period, and again subject to certain exceptions or prior written consent of Pathmark (which consent will not be unreasonably withheld or delayed), A&P and each of its subsidiaries will not:

•

amend its organizational documents, other than specific permitted amendments, including the proposed amendment to the A&P charter to exempt the transactions contemplated by the merger agreement and the agreements entered into in connection therewith from the preemptive rights provisions of the A&P charter and amendments necessary to effect A&P’s possible reorganization into a holding company structure;

•	adopt a plan or agreement of liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization (other than between wholly owned subsidiaries);

•	subject to certain exceptions, including certain transactions between A&P and its subsidiaries:

•	issue or sell any shares of its capital stock, voting securities or securities convertible into such stock or voting securities in an amount in excess of one-third of A&P’s outstanding stock;

•

grant or issue any options, warrants, securities or rights that are linked to the value of its common stock, or other rights to purchase or obtain any shares of its capital stock or any of the foregoing;

•	split, combine, subdivide or reclassify any shares of its capital stock;

•	declare, set aside or pay any dividend or other distribution with respect to any shares of its capital stock; or

•	redeem, purchase or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares or effect any reduction in capital;

•

issue any bond or other debt security, incur or guarantee any indebtedness or enter into any agreement to maintain the financial condition of another person other than in the ordinary course of business, pursuant to any existing credit agreement and other specified indebtedness, indebtedness or guarantees solely between A&P and its subsidiaries in connection with store leases or equipment leases or in connection with insurance premium financing, and indebtedness not in excess of specified amounts;

•

enter into or complete the acquisition of any other person or entity that would materially impair or delay the consummation of the transactions contemplated by the merger agreement or for consideration in excess of $75,000,000 in the aggregate, other than other acquisitions in the ordinary course of business generally consistent with past practice;

•	sell, lease, license or otherwise dispose of fixed assets or personal property in a transaction that would materially delay A&P’s ability to consummate the financing of the merger; or

•	delay payments of accounts payable and other obligations or accelerate the collection of or modify the payment terms of receivables other than in the ordinary course of business.

Restrictions on Solicitation of Other Offers. From and after March 4, 2007 until the closing of the merger or the termination of the merger agreement, the merger agreement precludes Pathmark, its subsidiaries and their respective directors, officers, employees, advisors, agents and representatives, and the Yucaipa Investors and their controlled and controlling affiliates from, directly or indirectly:

•	soliciting or knowingly encouraging or facilitating the submission of any Company Proposal, as such term is described below;

•

entering into, initiating or participating in any discussions or negotiations with, furnishing any nonpublic information relating to Pathmark or any of its subsidiaries or affording access to the business, properties, assets, books or records of Pathmark or any of its subsidiaries to, otherwise cooperating in any way with, or assisting or knowingly encouraging any effort by any third party or group that is seeking to make, or has made, or may reasonably be expected to make, a Company Proposal;

•

granting any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Pathmark or any of its subsidiaries, other than a standstill provision contained in a confidentiality agreement entered into with such person pursuant to permitted discussions of nonpublic information as described below; or

•	entering into any agreement with respect to a Company Proposal other than a confidentiality agreement permitted pursuant to permitted discussions of nonpublic information as described below.

The merger agreement also provides that Pathmark shall, shall cause its subsidiaries to, and shall use its commercially reasonable efforts to cause their representatives to, cease immediately and cause to be terminated any and all existing activities, discussions and negotiations, if any, with any third party or group conducted prior to March 4, 2007 with respect to any Company Proposal.

The merger agreement provides further that, notwithstanding the restrictions described above, if Pathmark receives a Company Proposal:

•	that was not solicited, or knowingly encouraged or facilitated, by Pathmark in violation of the restrictions described above;

•

which either constitutes a Superior Proposal, as described below, or which the Pathmark board of directors determines in good faith, after consultation with its financial advisors and outside counsel, would reasonably be expected to result in a Superior Proposal; and

•

the Pathmark board of directors determines in good faith, after consultation with its outside legal counsel, that failing to engage in discussions or furnish information as described in the next clause would be inconsistent with its fiduciary duties under applicable law;

then, prior to the adoption of the merger agreement by an affirmative vote of a majority of the outstanding shares of Pathmark common stock entitled to vote thereon, Pathmark may:

•	engage in negotiations or discussions (including the solicitation of a revised Company Proposal) with such third party or group, and

•

furnish to such third party or group and its attorneys, auditors, advisors and financing sources nonpublic information relating to, and afford such third party or group access to, the business, properties, assets, books and records of Pathmark or any of its subsidiaries pursuant to a confidentiality agreement no less favorable to Pathmark than the confidentiality agreement entered into with A&P in connection with the merger agreement.

Pathmark has agreed to provide as promptly as practicable to A&P any material information provided to such third party or group that has not previously been provided to A&P.

For purposes of the merger agreement, “Company Proposal” means any inquiry, proposal or offer from any third party or group relating to:

•

any direct or indirect acquisition or purchase, in a single transaction or a series of transactions, of (i) 20% or more of the assets (including capital stock of Pathmark’s subsidiaries) of Pathmark and its subsidiaries, taken as a whole (other than in connection with sales of inventory in the ordinary course of business or with the parties’ obligations to seek antitrust and other governmental consents and approvals), or (ii) 20% or more of the outstanding shares of Pathmark’s common stock;

•	any tender offer or exchange offer that, if consummated, would result in any third party or group owning, directly or indirectly, 20% or more of the outstanding shares of Pathmark common stock; or

•

any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving Pathmark pursuant to which any third party (or the stockholders of any third party) or group would own, directly or indirectly, 20% or more of any class of equity securities of Pathmark or of the surviving entity in a merger or the resulting direct or indirect parent of Pathmark or such surviving entity;

other than, in each case, the transactions contemplated by the merger agreement.

The merger agreement provides that the term “Superior Proposal” means any bona fide Company Proposal (provided that the applicable percentages in the definition of “Company Proposal” shall be 50% as opposed to 20%) which the Pathmark board of directors determines in good faith (after consultation with its financial advisors and outside counsel) (i) is reasonably likely to be consummated taking into the account the third party or group making such Company Proposal and all financial, legal, regulatory and other aspects of such Company Proposal and (ii) would, if consummated, reasonably be expected to result in a transaction that is more favorable to the Pathmark stockholders than the merger, taking into account all financial, legal, regulatory and other aspects of such Company Proposal and of the merger agreement.

The merger agreement provides that Pathmark must as promptly as practicable advise A&P in writing of the receipt after March 4, 2007 of any Company Proposal or any inquiry that could reasonably be expected to lead to any Company Proposal or inquiry, the material terms and conditions of any such Company Proposal or inquiry and the identity of the third party or group making any such Company Proposal or inquiry. Pathmark has agreed to keep A&P fully informed in all material respects of the status of (including any material developments with respect to) any such Company Proposal or inquiry (including any material changes thereto).

Pathmark Stockholder Meeting and Duty of the Pathmark Board to Recommend the Transaction. The merger agreement requires Pathmark to call and hold a special meeting of its stockholders not later than the twenty-third business day following the mailing of this joint proxy statement/prospectus for the purpose of voting on the approval and adoption of the merger agreement and the transactions contemplated thereby. The Pathmark board of directors has agreed to recommend that Pathmark’s stockholders vote in favor of adoption of the merger agreement and not to (i) withdraw (or modify in a manner adverse to A&P), or propose to withdraw (or modify in a manner adverse to A&P), the recommendation or declaration of advisability by the Pathmark board of directors of the merger agreement or the merger, or publicly recommend the approval or adoption of, or propose to recommend, any Company Proposal or Superior Proposal (any such action being referred to as an “Adverse Recommendation Change”); or (ii) cause or permit Pathmark or any of its subsidiaries to enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement related to any Company Proposal, other than any confidentiality agreement referred to under “—Restrictions on Solicitation of Other Offers.”

Notwithstanding the above, at any time prior to the time Pathmark stockholders have adopted the merger agreement, the Pathmark board of directors may, if, after consultation with its outside counsel, it determines in good faith that failure to take such action would be inconsistent with its fiduciary duties under applicable law, make an Adverse Recommendation Change. The board of directors of Pathmark, however, may not make an Adverse Recommendation Change until after the fifth business day following Pathmark’s delivery to A&P of written notice advising A&P that the Pathmark board of directors intends to take such action and specifying the reasons therefor, including (if such change is due to a Superior Proposal) the material terms and conditions of any Superior Proposal (including a summary of the financial, legal, regulatory or other aspects that relate to the Pathmark board of directors’ determination that such Company Proposal is a Superior Proposal) that is the basis of the proposed action by the Pathmark board of directors, and prior to taking any such action, Pathmark shall discuss with A&P and consider in good faith any changes to the terms of the merger agreement proposed by A&P in response to such Superior Proposal or otherwise.

The merger agreement provides that the restrictions on solicitation of other offers described above do not prohibit the Pathmark board of directors from complying with Rule 14e-2(a) and Rule 14d-9 under the Exchange Act with regard to a Company Proposal, or from making any other legally required disclosure to Pathmark’s stockholders with regard to the Company Proposal under federal securities laws, the regulations of any national securities exchange on which Pathmark’s common stock is listed or as required under Delaware law.

A&P Stockholder Meeting and Duty to Recommend. The merger agreement requires A&P to call and hold a special meeting of its stockholders not later than the twenty-third business day following the mailing of this joint proxy statement/prospectus for the purpose of voting on the proposal to authorize the issuance of A&P common stock pursuant to the merger and the proposal to amend the A&P charter to exempt the transactions contemplated by the merger agreement and the agreements entered into in connection therewith from the preemptive rights provisions of the A&P charter. The A&P board of directors has agreed to recommend that A&P’s stockholders vote in favor of the issuance of A&P common stock and the A&P charter amendment. (At A&P’s annual meeting of stockholders on July 19, 2007, A&P stockholders approved an amendment to eliminate such provisions from A&P’s charter.)

Financing. A&P and Merger Sub have agreed to use their best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to arrange and obtain the debt financing on the terms and conditions described in the debt financing commitment letters, including using their best efforts:

•	to maintain in effect the debt financing commitment letters;

•	to negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained therein;

•

to satisfy (or cause their affiliates to satisfy) on a timely basis all conditions, and otherwise comply with all terms, applicable to A&P, Merger Sub or their affiliates in such definitive agreements; and

•	to consummate the financing contemplated by the debt financing commitment letters at or prior to closing of the merger.

In the event that any portion of the financing becomes unavailable on the terms and conditions contemplated in the debt financing commitment letters, A&P and Merger Sub will use their best efforts to arrange to obtain any such portion from alternative sources as promptly as practicable following the occurrence of such event but not later than the last day of the Marketing Period, as described under “—Structure and Effective Time; Marketing Period.” A&P has agreed to provide Pathmark copies of any alternative financing agreements, to give Pathmark prompt notice of any material breach by any party or any termination of the debt financing commitment letters and to keep Pathmark fully informed of the status of its efforts to arrange the financing. A&P and Merger Sub have agreed not to amend, supplement, modify or waive any provision or remedy under the debt financing commitment letters or the definitive agreements relating to the financing, without the consent of Pathmark, which consent shall not be unreasonably withheld or delayed.

In addition, A&P has agreed that, in the event that:

•	all or a portion of the financing structured as notes has not been consummated;

•	subject to limited exceptions, all closing conditions contained in the merger agreement have been satisfied or waived; and

•	the bridge facilities contemplated by the financing commitments, or alternative financing contemplated by the merger agreement, are available,

then A&P and Merger Sub will use the proceeds of such bridge financing or alternative financing for the purpose of consummating the transactions contemplated by the merger agreement.

A&P has also agreed to sell or otherwise dispose of up to 7.1 million shares of Metro common stock by June 2, 2007, and that, if the net cash proceeds to A&P of such disposition are less than $190.0 million, then A&P will issue and sell, by June 2, 2007, shares of A&P common stock and/or preferred stock sufficient to generate aggregate net cash proceeds in the amount of $190.0 million. (On March 13, 2007, A&P sold 6,350,000 shares of its holdings in Metro for proceeds of approximately $203.5 million and placed $190.0 million of the proceeds in a blocked account to fund a portion of the merger consideration.) A&P agreed to deposit the aggregate net cash proceeds of such sales or dispositions into a blocked bank account through the closing of the merger and to use the funds in the blocked account as part of the consideration for the transactions under the merger agreement and for other limited purposes contemplated by the merger agreement.

Pathmark has agreed to use its best efforts, including certain specific undertakings, to cooperate in obtaining the arrangement of the financing of the transactions contemplated by the merger agreement. If the merger agreement is terminated according to its terms, then A&P has agreed to reimburse Pathmark for fees and expenses incurred by or on behalf of Pathmark solely as a result of its compliance with the provisions described in this “—Financing” section. Neither Pathmark nor any of its subsidiaries shall be required to pay any commitment or other fee or incur any other liability in connection with the financing prior to the effective time of the merger.

Governmental Approvals. A&P, Merger Sub and Pathmark have agreed, subject to A&P’s termination rights in connection with an Antitrust Termination Determination, as such term is described under “—Termination,” to use their respective best efforts to cause the expiration or termination of the applicable waiting period under the HSR Act as soon as practicable and to resolve such objections, if any, as may be asserted with respect to the transactions contemplated by the merger agreement under any antitrust law.

To this end, A&P and Merger Sub have agreed to use their best efforts to seek to avoid the entry of, or seek to have vacated or terminated, any order, judgment, or similar determination of a court or governmental entity that would prevent or delay the closing of the merger. They have also agreed, subject to their termination rights, to use their best efforts to take all other actions necessary to avoid or eliminate all impediments under any antitrust law that may be asserted by any governmental entity regarding the merger, to enable the closing of the merger to occur as soon as reasonably possible, including (i) proposing and agreeing to, by consent decree, hold separate order, or otherwise, the divestiture or disposition of such stores, businesses or other assets of A&P and its subsidiaries or, after the closing of the merger, of Pathmark and its subsidiaries and (ii) otherwise taking or committing to take actions that limit or would limit A&P’s and its subsidiaries’ (including, after the closing of the merger, Pathmark’s and its subsidiaries’) freedom of action with respect to, or its ability to retain, one or more of their respective stores, businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any judgment or similar order in any legal action or similar proceeding, which would otherwise have the effect of preventing or materially delaying the closing of the merger.

Notwithstanding the foregoing, A&P may enter into agreements with governmental entities to delay for reasonable periods of time the closing of the merger, subject to certain limitations, including that:

•	no such agreement shall delay the closing of the merger to a date later than December 4, 2007;

•

if, at the time of entering into the agreement, it is reasonably likely that the parties to the merger agreement in the aggregate would not be required to divest, sell or dispose of stores, businesses or other assets with an aggregate amount of scheduled store level cash flow in excess of $36.0 million in order to consummate the transactions contemplated by the merger agreement, then no such agreement may be entered without the consent of Pathmark, which consent may not be unreasonably withheld or delayed; and

•

prior to entering into any such agreement, A&P must provide Pathmark with at least five business days’ prior written notice of its intention to do so and during such period A&P must consult in good faith with Pathmark regarding the agreement.

Notwithstanding anything in the merger agreement to the contrary, prior to December 5, 2007, A&P will not be required to divest, sell or otherwise dispose of, stores, businesses or other assets of A&P, Pathmark or their subsidiaries with an aggregate amount of scheduled store level cashflow in excess of $36.0 million, or enter into any agreement to do so. On and after December 5, 2007, if the merger has not been completed and the merger agreement has not been terminated, this limitation on A&P’s obligations will no longer apply. A&P will not be entitled to any adjustment to or diminution of the aggregate merger consideration as a result of any divestitures or otherwise.

Indemnification; Insurance; Certain Benefit Plans. A&P has agreed to maintain in effect after completion of the merger, for the benefit of current and former Pathmark directors and officers, the existing rights to indemnification and limitations on liability for acts or omissions occurring prior to the closing of the merger under the Pathmark certificate of incorporation, bylaws or disclosed agreements of Pathmark.

A&P has also agreed to pay the benefits to which any employee (or his or her beneficiaries) is entitled under the terms of disclosed supplemental retirement and excess benefit plans as in effect immediately prior to the closing of the merger.

The merger agreement provides that prior to the closing, Pathmark shall obtain, at A&P’s expense, “tail” insurance policies with claims periods of at least six years from the closing with respect to directors’ and officers’ liability insurance in amount and scope at least as favorable as existing policies for claims arising from facts or events that occurred on or prior to the closing; provided that the aggregate premiums for such policies do not exceed an amount equal to 300% of the current annual premium of Pathmark’s existing directors’ and officers’ liability insurance.

The merger agreement also provides that, for a period of six years after completion of the merger, the certificate of incorporation and bylaws of Pathmark, as the surviving corporation in the merger, will contain provisions no less favorable with respect to exculpation and indemnification than those set forth in the current certificate of incorporation and bylaws of Pathmark, except to the extent required by applicable law.

Employee Benefits. For twelve months and one day following the effective time of the merger, A&P has agreed with Pathmark that the continuing employees of Pathmark will be entitled to receive employee benefits (excluding equity-based plans) that, in the aggregate, are no less favorable than the employee benefits received by those employees prior to the merger. Subject to certain exceptions, A&P will or will cause the surviving corporation in the merger to give continuing Pathmark employees full credit for purposes of eligibility to participate, vesting and benefit accrual (other than with respect to any defined benefit plan) under the employee benefit plans or arrangements maintained by A&P, the surviving corporation in the merger or their subsidiaries to the same extent recognized by Pathmark or such subsidiaries under the corresponding Pathmark benefit plans immediately prior to the closing of the merger, and with respect to certain welfare benefit plans maintained for the benefit of continuing Pathmark employees following the closing of the merger, waive eligibility requirements or preexisting condition limitations to the same extent waived under comparable Pathmark plans immediately prior to the closing of the merger, and recognize deductible amounts paid by such continuing Pathmark employees under the corresponding Pathmark benefit plans.

The parties have agreed that nothing in the covenants described in this “—Employee Benefits” section shall create any third-party beneficiary or other right either (i) in any person other than the parties to the merger agreement, including any current or former directors, officers, employees or consultants of Pathmark or its subsidiaries, any participant in any Pathmark employee benefit plan, or any dependent or beneficiary thereof; or (ii) to continued employment with Pathmark, A&P, Merger Sub, the surviving corporation or any of their respective affiliates.

Cooperation; Commercially Reasonable Efforts. A&P and Pathmark have agreed to use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all actions necessary, proper or advisable under applicable law to complete the merger and the other transactions contemplated by the merger agreement.

Other Agreements. The merger agreement contains a number of mutual covenants of A&P and Pathmark, including covenants relating to:

•	providing to each of the other access to the officers, employees, properties, offices and facilities of each of A&P and Pathmark and to financial, operating and other information;

•	communicating and cooperating with respect to public statements concerning the transactions contemplated by the merger agreement;

•

notifying each other of the occurrence or failure to occur of any event that would cause, or would reasonably be expected to cause, the failure to satisfy any condition to closing the merger provided in the merger agreement;

•	cooperating with each other in connection with any stockholder litigation or claims against either of them or their directors or officers relating to the merger;

•	preparing and filing this joint proxy statement/prospectus and assuring the accuracy of the information in it;

•	not selling or acquiring record or beneficial ownership of securities of each other; and

•	taking actions relating to exemptions from liability under Rule 16b-3 under the Exchange Act.

The merger agreement also contains covenants requiring Pathmark:

•

to use commercially reasonable efforts (i) to conduct an offer to purchase and related consent solicitation with respect to any and all of Pathmark’s 8.75% Senior Subordinated Notes due 2012 outstanding on March 4, 2007 and amend the related indenture as reasonably requested by A&P or (ii) if requested by A&P and permitted under the indenture, to redeem all of such outstanding notes pursuant to the redemption provisions of the indenture;

•	to deliver to A&P a letter identifying all persons who were, at the date of the Pathmark special meeting, “affiliates” of Pathmark for purposes of Rule 145 under the Securities Act; and

•

to use its commercially reasonable efforts to deliver to A&P a letter agreement executed by each of its affiliates prior to the completion of the merger, pursuant to which these affiliates will agree, among other things, not to transfer any shares of A&P common stock received in the merger except in compliance with the Securities Act.

The merger agreement also contains covenants requiring A&P to take all action necessary, after the effective time of the merger, to cause Merger Sub and the surviving corporation to perform all of their obligations under the merger agreement and to consummate the merger on the terms and conditions set forth in the merger agreement.

Conditions to the Merger

Conditions to A&P’s and Pathmark’s Obligations to Complete the Merger. Each party’s obligation to complete the merger is subject to the satisfaction or waiver of various conditions on or prior to the closing date of the merger that include the following:

•	the merger agreement has been adopted by the affirmative vote of a majority of the outstanding shares of Pathmark common stock entitled to vote at the Pathmark special meeting;

•

the issuance of A&P common stock pursuant to the merger has been approved by the affirmative vote of the holders of a majority of the shares of A&P common stock cast on such proposal at the A&P special meeting; provided that at least a majority of the outstanding shares of A&P common stock vote on the proposal;

•

the amendment to the A&P charter to exempt the transactions contemplated by the merger agreement and the agreements entered into in connection therewith from the preemptive rights provisions of the A&P charter has been approved by the affirmative vote of the holders of two-thirds of A&P common stock outstanding. (At A&P’s annual meeting of stockholders on July 19, 2007, A&P stockholders approved an amendment to eliminate such provisions from A&P’s charter.);

•

the waiting periods applicable to the merger under the HSR Act have expired or been terminated and there is no obligation to delay the closing of the merger pursuant to any agreement between A&P and any governmental entity entered into in compliance with the provisions described under “—Covenants and Agreements—Governmental Approvals”;

•

no judgment, injunction or ruling of a court of competent jurisdiction or any governmental entity is in effect that prevents or restrains completion of the merger or the other transactions contemplated by the merger agreement and the agreements entered into in connection therewith and no statute or regulation is in effect which prevents the consummation of or has the effect of making illegal the completion of the merger or the other transactions contemplated by the merger agreement and the agreements entered into in connection therewith;

•

the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, has been declared effective by the SEC and is not the subject of any stop order or initiated or threatened proceedings seeking a stop order; and

•	the shares of A&P common stock issuable pursuant to the merger have been approved for listing on the NYSE.

Conditions to A&P’s and Merger Sub’s Obligations to Complete the Merger. A&P’s and Merger Sub’s obligations to complete the merger are further subject to satisfaction or waiver of the following additional conditions:

•

Pathmark’s representations and warranties made in the merger agreement must be true and correct as of the closing date of the merger as though made on the closing date, subject in certain cases to the materiality standards contained in the merger agreement; provided that this condition will not apply to a failure to be true and correct resulting from (i) the parties’ compliance with the provisions described under “—Covenants and Agreements—Governmental Approvals” or (ii) the application of antitrust laws to the transactions contemplated by the merger agreement and the agreements entered into in connection therewith;

•	Pathmark must have performed in all material respects all obligations required to be performed by it under the merger agreement on or prior to the closing date of the merger;

•

Pathmark must have provided A&P with a certificate signed by Pathmark’s chief executive officer or chief financial officer certifying that the conditions described in the preceding two bullet points have been satisfied;

•	there is no suit, action or proceeding seeking to prohibit or restrain the completion of the merger or the other transactions contemplated by the merger agreement and the agreements entered into in connection therewith that is pending or threatened in writing, and not withdrawn, by any governmental entity that is reasonably likely to succeed, other than certain complaints filed by a governmental entity under the antitrust laws related to a proposed consent decree or other settlement agreement entered into by A&P;

•

since March 4, 2007, no material adverse effect has occurred and is continuing or would reasonably be expected to occur with respect to Pathmark (see the definition of “material adverse effect” under “—Representations and Warranties”);

•

the aggregate number of shares of Pathmark stock held by any Pathmark stockholder who is entitled to demand, and who properly demands, an appraisal of such holder’s shares in accordance with Section 262 of the DGCL (and who complies in all other respects with Section 262) does not exceed 10% of the shares of Pathmark stock outstanding immediately prior to the completion of the merger; and

•	the Management Services Agreement and the related consulting agreement with Yucaipa Advisors dated January 23, 2007 must have been terminated in accordance with their terms.

Conditions to Pathmark’s Obligation to Complete the Merger. Pathmark’s obligation to complete the merger is further subject to satisfaction or waiver of the following additional conditions:

•

A&P’s representations and warranties made in the merger agreement must be true and correct as of the closing date of the merger as though made on the closing date, subject in certain cases to the materiality standards contained in the merger agreement; provided that this condition will not apply to a failure to be true and correct resulting from (i) the parties’ compliance with the provisions described under “—Covenants and Agreements—Governmental Approvals” or (ii) the application of antitrust laws to the transactions contemplated by the merger agreement and the agreements entered into in connection therewith;

•	A&P must have performed in all material respects all obligations required to be performed by it under the merger agreement on or prior to the closing date of the merger; and

•

A&P must have provided Pathmark with a certificate signed by A&P’s chief executive officer or chief financial officer certifying that the conditions described in the preceding two bullet points have been satisfied.

Termination

The merger agreement may be terminated and the merger may be abandoned at any time prior to the closing date of the merger:

•	by mutual written consent of A&P, Merger Sub and Pathmark;

•	by written notice from either A&P or Pathmark if:

•

the closing of the merger has not occurred by the Outside Date, March 4, 2008, as such date may be extended as follows, unless the principal cause or the result of the failure of the effective time of merger to occur by that date is a breach of the merger agreement by the party seeking to terminate the merger agreement; provided that if, on the second business day before March 4, 2008, only antitrust-related closing conditions have not been satisfied, then A&P may elect to extend the Outside Date once, for a period of up to ninety days, so long as A&P’s financing commitments are similarly extended; and provided further that if antitrust-related closing conditions have not been satisfied, then A&P may not terminate the merger agreement under this provision unless it pays the One-Year Termination Fee or Extension Termination Fee, if applicable (as described under “—Termination Fees and Expenses”);

•	the Pathmark stockholders fail to adopt the merger agreement at the Pathmark special meeting;

•	the A&P stockholders fail to approve both the issuance of A&P common stock pursuant to the merger and the amendment to the A&P charter to exempt the transactions contemplated by the merger agreement and the agreements entered into in connection therewith from the preemptive rights provisions of the A&P charter at the A&P special meeting. (At A&P’s annual meeting of stockholders on July 19, 2007, A&P stockholders approved an amendment to eliminate such provisions from A&P’s charter.);

•

any court or other governmental entity has issued a final, nonappealable judgment, injunction or ruling or taken any other action restraining or otherwise prohibiting the merger or the other transactions contemplated by the merger agreement and the agreements entered into in connection therewith; or

•

the other party has breached or failed to perform any of its representations, warranties, covenants or agreements in the merger agreement, which breach or failure to perform (i) would give rise to the failure of a condition regarding representations and warranties and performance of obligations and (ii) cannot be cured or is not cured by the breaching party within twenty business days after receipt of written notice of the breach from the other party;

•	by A&P if:

•

prior to the Pathmark special meeting, the Pathmark board of directors makes an Adverse Recommendation Change, as described under “—Covenants and Agreements—Pathmark Stockholder Meeting and Duty to Recommend”;

•

on September 4, 2007, on written notice by A&P within the five preceding business days of its election to terminate the merger agreement due to an Antitrust Termination Determination (as defined below); provided that A&P must provide at least five business days written notice of its intention to terminate the merger agreement under this provision together with a detailed summary of the reasons for such Antitrust Termination Determination and A&P must discuss and consider in good faith any comments by Pathmark regarding such Antitrust Termination Determination; or

•

on December 4, 2007, on written notice by A&P within the five preceding business days of its election to terminate the merger agreement due to an Antitrust Termination Determination; provided that to exercise this termination right, A&P must pay the Nine-Month Termination Fee, provide at least five business days written notice of its intention to terminate the merger agreement under this provision together with a detailed summary of the reasons for such Antitrust Termination Determination and must discuss such Antitrust Termination Determination in good faith with Pathmark; or

•	by Pathmark if:

•

within ten business days of A&P’s written notice to Pathmark of A&P’s failure to obtain and maintain $190.0 million of net cash proceeds by June 2, 2007, in connection with the sale of Metro common stock or A&P common stock and/or preferred stock as described under “—Covenants and Agreements—Financing.” (On March 13, 2007, A&P sold 6,350,000 shares of its holdings in Metro for proceeds of approximately $203.5 million. A&P continues to hold approximately 11.7 million Metro shares.); or

•

at any time, if the Marketing Period has ended as described under “—Structure and Effective Time; Marketing Period,” all conditions described under “—Conditions to the Merger” have been satisfied or waived and A&P does not have available funds to pay the aggregate cash consideration payable in the merger.

The merger agreement provides that “Antitrust Termination Determination” means that the A&P board of directors has determined in good faith, after consultation with its outside counsel, that it is reasonably likely that A&P, Merger Sub and Pathmark, in the aggregate, would be required to divest, sell, transfer or otherwise dispose of stores, businesses or other assets of A&P and Pathmark or of any of their subsidiaries with aggregate scheduled store level cashflow amounts in excess of $36.0 million in order to consummate the transactions contemplated by the merger agreement.

Effect of Termination

If the merger agreement is terminated as described in “—Termination” above, the agreement will be void, and there will be no liability or obligation of any party other than as set forth in “—Fees and Expenses.” Designated provisions of the merger agreement, including the representations and warranties relating to brokers’ fees, the confidential treatment of information and the payment of fees and expenses, including, if applicable, the termination fees described below, will survive termination. Additionally, such termination shall not relieve any party of any liability for any willful breach of the merger agreement. Upon such termination, the parties shall comply with all the provisions of the confidentiality agreement entered into between A&P and Pathmark in connection with the merger agreement.

Fees and Expenses

Subject to certain exceptions, each party shall bear its own costs and expenses (including fees and expenses of financial advisors and legal counsel) incurred in connection with the merger agreement, the related agreements and the transactions contemplated thereby, whether or not the merger is consummated. Pathmark must pay A&P a $25.0 million termination fee, decreased by the amount of certain fees and expenses paid by Pathmark as described in the next paragraph, if the merger agreement is terminated as follows:

•

if A&P terminates the merger agreement prior to the Pathmark special meeting because the Pathmark board of directors has withdrawn or modified its recommendation of the merger agreement in a manner adverse to A&P, or proposed to do so; or

•	if:

•

(i) A&P or Pathmark terminates the merger agreement because of the failure of the merger to be completed by the Outside Date, if the Pathmark special meeting has not been held before the Outside Date and this joint proxy statement/prospectus has been declared effective no less than twenty business days prior to the Outside Date and remains effective through the Outside Date; (ii) A&P or Pathmark terminates the merger agreement because of the failure of the Pathmark stockholders to adopt the merger agreement at the Pathmark special meeting; or (iii) A&P terminates the merger agreement because of a material breach by Pathmark of a representation, warranty, covenant or agreement in the merger agreement that is uncurable or is uncured as described under “—Termination”; and

•

after March 4, 2007 and prior to such termination of the merger agreement a third party has publicly announced a Company Proposal to acquire Pathmark and within eighteen months of termination of the merger agreement Pathmark enters into a definitive agreement for a Company Proposal or consummates a Company Proposal; provided that for purposes of this provision all references to 20% in the definition of Company Proposal, as described under “—Covenants and Agreements—Restrictions on Solicitation of Other Offers,” shall instead be deemed to be 50%.

If A&P or Pathmark terminates the merger agreement because of the failure of the Pathmark stockholders to adopt the merger agreement at the Pathmark special meeting, then Pathmark must pay A&P all filing fees paid by A&P under the HSR Act, as well as legal fees and expenses incurred by A&P in connection with the merger agreement and the transactions contemplated thereby. This payment of these fees and expenses will reduce the amount of the termination fee described in the preceding paragraph.

If A&P or Pathmark terminates the merger agreement because of the failure of the A&P stockholders to approve both the A&P share issuance and the A&P charter amendment at the A&P special meeting or if A&P terminates the merger agreement on September 4, 2007, because A&P has made an Antitrust Termination Determination, as described under “—Termination,” then A&P must pay Pathmark the legal fees and expenses incurred by Pathmark in connection with the merger agreement and the transactions contemplated thereby. (At A&P’s annual meeting of stockholders on

July 19, 2007, A&P stockholders approved an amendment to eliminate such provisions from A&P’s charter.)

A&P must pay Pathmark a $25.0 million termination fee (the “Nine-Month Termination Fee”), if (1) A&P terminates the merger agreement on December 4, 2007, because A&P has made an Antitrust Termination Determination, as described under “—Termination,” or (2) A&P or Pathmark terminates the merger agreement after September 4, 2007 and on or before December 4, 2007 because any court or other governmental entity, at the request of any person seeking relief under antitrust laws, has issued a final, nonappealable judgment, injunction or ruling or otherwise restrained or prohibited the merger or the transactions contemplated in connection with the merger.

A&P must pay Pathmark a $50.0 million termination fee (the “One-Year Termination Fee”), if (1) March 4, 2008 has been reached and the Outside Date has not been extended as described under “—Termination,” the antitrust-related conditions to closing the merger have not been satisfied and A&P or Pathmark terminate the merger agreement because of failure to complete the merger by the Outside Date; or (2) A&P or Pathmark terminates the merger agreement after December 4, 2007 and on or before March 4, 2008 because any court or other governmental entity, at the request of any person seeking relief under antitrust laws, has issued a final, nonappealable judgment, injunction or ruling or otherwise restrained or prohibited the merger or the transactions contemplated in connection with the merger.

A&P must pay Pathmark a $75.0 million termination fee (the “Extension Termination Fee”), if (1) the Outside Date has been extended as described under “—Termination,” and A&P or Pathmark terminates the merger agreement because of failure to complete the merger by the extended Outside Date or (2) A&P or Pathmark terminates the merger agreement after March 4, 2008 because any court or other governmental entity, at the request of any person seeking relief under antitrust laws, has issued a final, nonappealable judgment, injunction or ruling or otherwise restrained or prohibited the merger or the transactions contemplated in connection with the merger.

A&P must pay Pathmark a $50.0 million termination fee if Pathmark terminates the merger agreement because of A&P’s failure to obtain and maintain $190.0 million of net cash proceeds by June 2, 2007, in connection with the sale of Metro common stock as described under “—Covenants and Agreements—Financing.”

A&P must pay Pathmark a $50.0 million termination fee if Pathmark terminates the merger agreement on or prior to March 4, 2008 because A&P does not have available funds to pay the aggregate cash consideration payable in the merger, if the Marketing Period has ended as described under “—Structure and Effective Time; Marketing Period” and all conditions described under “—Conditions to the Merger” have been satisfied or waived.

A&P must pay Pathmark a $75.0 million termination fee if Pathmark terminates the merger agreement after March 4, 2008, as otherwise described in the preceding paragraph.

The above-described termination fees, subject to certain exceptions, shall be the sole monetary remedy in the event of termination of the merger agreement on the bases described in this “—Fees and Expenses” section; provided that fees payable by A&P pursuant to the two immediately preceding paragraphs shall be the nonexclusive remedy in the event of termination on the bases described in such paragraphs, and payment of such amounts shall not relieve A&P from liability for any breach of the merger agreement.

Amendment and Waiver

Amendment. The merger agreement may be amended only by an instrument in writing signed on behalf of the parties. However, no amendment may be made that by law requires further approval of the A&P stockholders or Pathmark stockholders unless the required approval is obtained.

Waiver. A&P and Pathmark may waive failure of any party to comply with obligations, covenants, agreements or conditions in the merger agreement only by a written instrument signed by the party granting the waiver. The failure of any party to the merger agreement to assert its rights under the merger agreement shall not constitute a waiver of such rights.

UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information gives effect to the merger of A&P and Pathmark. The merger transaction will be accounted for using the purchase method of accounting, in accordance with accounting principles generally accepted in the United States, with A&P as the “acquiror” and Pathmark as the acquired company.

These pro forma financial statements and adjustments are based on preliminary estimates and assumptions made by management and have been made solely for purposes of developing these pro forma financial statements for illustrative purposes to aid in the analysis of the impact of the merger to A&P. These pro forma financial statements are not necessarily indicative of the results of operations that would have been achieved had the merger transaction actually taken place at the dates indicated and do not purport to be indicative of future financial position or operating results. The transaction is subject to regulatory approval and accordingly access to information required to prepare the pro forma financial statements has been limited. The actual results of the transaction reported by the combined company in periods following the merger may differ from that reflected in these pro forma financial statements depending on the actual amount of Pathmark debt and equity outstanding at the closing date, the actual assets acquired after potential required regulatory disposals, the actual interest rate on new debt to be negotiated, the final fair values assigned to amortizing assets and liabilities, the quoted market price of A&P and Pathmark common stock on the closing date, and the value of Pathmark common stock options on the closing date.

A&P and Pathmark stockholders should read the pro forma financial information in conjunction with A&P’s and Pathmark’s audited historical consolidated financial statements, accompanying footnotes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in A&P’s and Pathmark’s Annual Reports on Form 10-K, as amended, for the fiscal years ended February 24, 2007 and February 3, 2007, respectively, and the Quarterly Reports on Form 10-Q for the fiscal quarters ended June 16, 2007 and May 5, 2007, respectively incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

As of June 16, 2007, A&P classifies its assets in the Greater New Orleans area as “Assets held for sale” on its Form 10-Q Consolidated Balance Sheet. The pro forma Balance Sheet has been adjusted in the “Pending Disposition” column to reflect the estimated impact of the disposition. A&P has reclassified these operations as discontinued, pursuant to SFAS 144, “Accounting for the Impairment or disposal of Long-Lived Assets” on its Consolidated Statements of Operations. A&P’s historical Consolidated Statements of Operations for fiscal years 2006, 2005 and 2004 have been revised in the “Revised Historical A&P” column of the pro forma financial statements to exclude these discontinued operations.

On April 24, 2007, A&P announced it was in negotiations for the sale of its stores, including inventory, within the Midwest. The Unaudited Consolidated Balance Sheet of A&P as of June 16, 2007 separately classified the Midwest assets that qualified for “Assets held for sale” treatment. These assets were written down to fair value less cost to sell. Sale transactions for a majority of these stores have been completed, with final negotiations pending on several additional locations. The pro forma Balance Sheet has been adjusted in the “Pending Disposition” column to reflect the estimated impact of the disposition. Further, A&P ceased sales operations at the unsold stores on July 7, 2007. These operations (stores to be sold and those considered “abandoned”) will be recorded as discontinued operations in A&P’s second quarter. Accordingly, A&P’s historical Consolidated Statements of Operations have not been revised to reflect discontinued operations classification for the Midwest; however, the impact of this disposition is reflected separately in the pro forma Statement of Operations in the “Pending Disposition” column.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of June 16, 2007
(Dollars in millions, except share and per share amounts)

	Historical A&P	Pending Disposition(1)	Historical Pathmark	Pro Forma Adjustments	Note	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$94.2	$159.9	$31.8	$(102.1)	(4)	$183.8
Restricted cash	194.1		0.0	(194.1)	(4)	0.0
Accounts receivable, net	89.2		21.3			110.5
Inventories	314.8	0.8	193.0	6.9	(3)	515.5
Prepaid expenses and other current assets	87.6		92.6	19.4	(8)	199.6
Assets held for sale	164.4	(164.4)	0.0			0.0

Total current assets	944.3	(3.7)	338.7	(269.9)		1,009.4
Non-current assets:
Property—net	785.7	(1.9)	526.2	220.4	(3)	1,530.4
Investment in Metro, Inc.	411.3					411.3
Other assets	166.6	(5.2)	119.2	25.0	(5)	416.5
				63.0	(3)
				(7.1)	(3)
				55.0	(8)
Goodwill	0.0		144.7	(144.7)	(3)	828.0
				828.0	(3)

Total assets	$2,307.9	$(10.8)	$1,128.8	$769.7		$4,195.6

The accompanying notes are an integral part of the
Unaudited Pro Forma Condensed Combined Financial Statements.

	Historical A&P	Pending Disposition(1)	Historical Pathmark	Pro Forma Adjustments	Note	Pro Forma Combined
LIABILITIES & STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$0.0		$23.3	$(23.3)	(4)	$0.0
Current portion of obligations under capital leases	1.6	(0.2)	10.9			12.3
Accounts payable	181.4		82.6			264.0
Accrued and other liabilities	330.7	28.5	146.0			505.2

Total current liabilities	513.7	28.3	262.8	(23.3)		781.5
Non-current liabilities:
Long-term debt	254.2		422.9	23.3	(4)	994.2
				780.0	(4)
				(446.2)	(4)
				(40.0)	(4)
Long-term obligations under capital leases	29.5	(0.5)	156.6			185.6
Long-term real estate liabilities	303.0					303.0
Common Stock Warrants	0.0			238.8	(4)	238.8
Other non-current liabilities	648.0	54.6	168.5	16.0	(7)	1,013.4
		14.0		112.3	(8)

Total liabilities	1,748.4	96.4	1,010.8	660.9		3,516.5
Stockholders’ equity:
Common stock	41.9		0.5	(0.5)	(3)	48.6
				6.7	(4)
Common stock warrants	0.0		69.7	(69.7)	(3)	1.1
				1.1	(4)
Paid-in capital	222.7		758.2	(758.2)	(3)	443.8
				209.2	(4)
				11.9	(4)
Additional other comprehensive income	160.3		(39.5)	39.5	(3)	160.3
Accumulated earnings (deficit)	134.6	(107.2)	(670.9)	670.9	(3)	25.3
				(2.1)	(2)

Total stockholders’ equity	559.5	(107.2)	118.0	108.8		679.1

Total liabilities and stockholders’ equity	$2,307.9	$(10.8)	$1,128.8	$769.7		$4,195.6

The accompanying notes are an integral part of the
Unaudited Pro Forma Condensed Combined Financial Statements.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
16 Weeks Ended June 16, 2007
(Dollars in millions, except share and per share amounts)

	Historical A&P	Pending Disposition(1)	Historical PTMK	Pro Forma Adjustments	Note	Pro Forma Combined
Sales	$1,986.9	$(307.7)	$999.0			$2,678.2
Cost of merchandise sold	(1,386.6)	230.4	(702.7)			(1,858.9)

Gross margin	600.3	(77.3)	296.3	0.0		819.3
Store operating, general and administrative expenses	(714.5)	185.1	(290.8)	(5.7)	(3)	(829.7)
				(3.8)	(3)

(Loss) income from operations	(114.2)	107.8	5.5	(9.5)		(10.4)
Loss on sale of Canadian operations	(0.3)					(0.3)
Gain on sale of shares of Metro, Inc.	78.4					78.4
Interest expense	(21.4)	1.7	(15.9)	(15.3)	(5)	(50.9)
Interest and dividend income	4.7		0.0	(3.3)	(5)	1.4
Equity in earnings of Metro, Inc.	7.9			(7.9)	(6)	0.0

Loss from continuing operations before income taxes	(44.9)	109.5	(10.4)	(36.0)		18.2
Benefit from income taxes	18.8	(21.9)	1.9	—	(8)	(1.2)

(Loss) income from continuing operations after taxes and before nonrecurring charges or credits directly attributable to the transaction	$(26.1)	$87.6	$(8.5)	$(36.0)		$17.0

Per share data:
Income (loss) per share from continuing operations:
Basic	$(0.62)					$0.35
Diluted	$(0.62)					$0.33
Weighted average number of shares outstanding:
Basic	41,801,381					48,532,708
Diluted	41,801,381					51,062,427

The accompanying notes are an integral part of the
Unaudited Pro Forma Condensed Combined Financial Statements.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
52 Weeks Ended February 24, 2007
(Dollars in millions, except share and per share amounts)

	Revised Historical A&P	Pending Disposition(1)	Pathmark	Pro Forma Adjustments	Note	Pro Forma Combined
Sales	$6,437.7	$(1,068.5)	$4,058.0			$9,427.2
Cost of merchandise sold	(4.480.0)	777.1	(2,875.2)			(6,578.1)

Gross margin	1,957.7	(291.4)	1,182.8	—		2,849.1
Store operating, general and administrative expense	(1,997.7)	304.2	(1,149.4)	$(18.5)	(3)	(2,874.0)
				(12.6)	(3)

(Loss) income from operations	(40.0)	12.8	33.4	(31.1)		(24.9)
(Loss) on sale of Canadian operations	(1.3)	0.0				(1.3)
Interest expense	(71.3)	5.4	(62.3)	(37.5)	(5)	(165.7)
Interest and dividend income	9.6	(0.6)	0.0	(3.4)	(5)	10.0
				4.4	(6)
Equity in earnings of Metro, Inc.	40.0	0.0	0.0	(40.0)	(6)	0.0

(Loss) income from continuing operations before income taxes	(63.0)	17.6	(28.9)	(107.6)		(181.9)
Benefit from income taxes	67.0	(8.9)	10.6	—	(8)	68.7

(Loss) income from continuing operations after taxes and before nonrecurring charges or credits directly attributable to the transaction	$4.0	$8.7	$(18.3)	$(107.6)		$(113.2)

Per share data:
Income (loss) per share from continuing operations:
Basic	$0.10					$(2.35)
Diluted	$0.10					$(2.35)
Weighted average number of shares outstanding:
Basic	41,430,600					48,161,927
Diluted	41,902,358					48,161,927

The accompanying notes are an integral part of the
Unaudited Pro Forma Condensed Combined Financial Statements.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
52 Weeks Ended February 25, 2006
(Dollars in millions, except per share amounts)

	Revised Historical A&P	Pending Disposition(1)	Continuing A&P
Sales	$8,345.9	$(1,255.9)	$7,090.0
Cost of merchandise sold	(5,943.7)	915.6	(5,028.1)

Gross margin	2,402.2	(340.3)	2,061.9
Store operating, general and administrative expense	(2,708.4)	475.7	(2,232.7)

(Loss) income from operations	(306.2)	135.4	(170.8)
Gain on sale of Canadian operations	912.1	0.0	912.1
Interest expense	(89.7)	5.3	(84.4)
Interest income	13.4	(0.6)	12.8
Minority interest in earnings of consolidated franchises	(1.1)	0.0	(1.1)
Equity in earnings of Metro, Inc.	7.8	0.0	7.8

Income from continuing operations before income taxes	536.3	140.1	676.4
(Provision for) benefit from income taxes	(131.4)	(26.9)	(158.3)

Income from continuing operations after taxes and before nonrecurring charges or credits directly attributable to the transaction	$404.9	$113.2	$518.1

Per share data:
Income per share from continuing operations:
Basic	$10.05		$12.86
Diluted	$9.94		$12.72
Weighted average number of shares outstanding:
Basic	40,301,132		40,301,132
Diluted	40,725,942		40,725,942

The accompanying notes are an integral part of the
Unaudited Pro Forma Condensed Combined Financial Statements.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
52 Weeks Ended February 25, 2005
(Dollars in millions, except per share amounts)

	Revised Historical A&P	Pending Disposition(1)	Continuing A&P
Sales	$10,456.1	$(1,532.6)	$8,923.5
Cost of merchandise sold	(7,518.8)	1,133.4	(6,385.4)

Gross margin	2,937.3	(399.2)	2,538.1
Store operating, general and administrative expense	(3,001.1)	486.4	(2,514.7)

(Loss) income from operations	(63.8)	87.2	23.4
Interest expense	(112.0)	4.6	(107.4)
Interest income	2.8	(0.6)	2.2
Minority interest in earnings of consolidated franchises	0.8	0.0	0.8

(Loss) income from continuing operations before income taxes	(172.2)	91.2	(81.0)
Provision for benefit from income taxes	(0.5)	0.0	(0.5)

(Loss) income from continuing operations after taxes and before nonrecurring charges or credits directly attributable to the transaction	$(172.7)	$91.2	$(81.5)

Per share data:
Loss per share from continuing operations:
Basic	$(4.48)		$(2.11)
Diluted	$(4.48)		$(2.11)
Weighted average number of shares outstanding:
Basic	38,558,598		38,558,598
Diluted	38,558,598		38,558,598

The accompanying notes are an integral part of the
Unaudited Pro Forma Condensed Combined Financial Statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
(Dollars in millions)

Note 1—Basis of Presentation

Acquisition

These unaudited pro forma condensed combined financial statements (“pro forma financial statements”) have been prepared based upon historical financial statements of A&P and Pathmark, giving effect to the merger transaction and other related adjustments described in these footnotes. These pro forma financial statements should be read in conjunction with the historical financial statements of A&P and Pathmark incorporated by reference into this prospectus.

These pro forma financial statements and adjustments are based on preliminary internal estimates and assumptions made by management and have been made solely for purposes of developing these pro forma financial statements to aid in the analysis of the impact of the merger to A&P. These pro forma financial statements are not necessarily indicative of the results of operations that would have been achieved had the merger transaction actually taken place at the dates indicated and do not purport to be indicative of future financial position or operating results.

The transaction is subject to regulatory approval and accordingly access to information required to prepare the pro forma financial statements has been limited. The actual results reported by the combined company in periods following the merger may differ materially from that reflected in these pro forma financial statements for a number of reasons. The purchase price may differ depending on the actual amount of Pathmark debt and equity outstanding at the closing date, the actual assets acquired after potential required regulatory disposals, the quoted market price of A&P and Pathmark common stock on the closing date, and the value of Pathmark common stock options on the closing date.

The allocation of the purchase price and its impact on the Statement of Operations may differ depending on the final fair values assigned to amortizing assets and liabilities and their related actual remaining useful lives; including the following categories of intangible assets and liabilities:

•	Favorable/unfavorable leases

•	Favorable/unfavorable contracts

•	Benefit plan obligations

•	Pharmacy Scripts

•	Customer Relationships

The allocation of the purchase price to assets which will not be amortized may also impact classification on the Balance Sheet depending on the final fair values assigned; including the following categories of intangible assets:

•	Trade Name

•	Goodwill

The Unaudited Pro Forma Condensed Combined Balance Sheet was prepared using the unaudited historical consolidated financial statements of A&P and Pathmark as of June 16, 2007 and May 5, 2007, respectively. The pro forma adjustments give effect to the merger as if it occurred on June 16, 2007.

The Unaudited Pro Forma Condensed Combined Statement of Operations for the 52-week fiscal year ended February 24, 2007 was prepared using the audited revised historical consolidated statements of operations of A&P and Pathmark for the 52 weeks ended February 24, 2007 and the 53 weeks ended February 3, 2007, respectively. The audited historical consolidated statements of operations of A&P were revised to reflect the Greater New Orleans operations as discontinued operations. The Unaudited Pro Forma Condensed Combined Statements of Operations for the 16-week period ended June 16, 2007 was prepared using the historical consolidated statements of operations of A&P and Pathmark for the 16 weeks ended June 16, 2007 and the 13 weeks ended

May 5, 2007, respectively. The Unaudited Pro Forma Condensed Combined Statement of Operations for the fiscal year ended February 24, 2007 and for the period ended June 16, 2007 give effect to the acquisition as if the acquisition occurred on the first day of the period presented (i.e., February 26, 2006 and February 25, 2007 respectively).

Pending Disposition of Assets

Greater New Orleans

As of June 16, 2007 A&P classifies its assets in the Greater New Orleans area as “Assets held for sale” on its Form 10-Q Consolidated Balance Sheet. A&P has received signed binding asset purchase or termination agreements for all the locations in the Greater New Orleans area. Therefore, the pro forma Balance Sheet has been adjusted in the “Pending Disposition” column to reflect the estimated impact of the this disposition as if it had occurred on June 16, 2007. A&P has reclassified these operations as discontinued for all periods presented, pursuant to SFAS 144 on its Consolidated Statements of Operations. Therefore, A&P’s historical Consolidated Statements of Operations for fiscal years 2006, 2005 and 2004 have been revised in the column “Revised Historical A&P” column of the pro forma financial statements to exclude these discontinued operations.

The Greater New Orleans area consists of 21 stores, all operating as of June 16, 2007. In addition, 20 stores were operating under an operating lease and one store was operating under a capital lease.

Midwest

On April 24, 2007, A&P announced it was in negotiations for the sale of its stores, including inventory, within the Midwest. The Unaudited Consolidated Balance Sheet of A&P as of June 16, 2007 separately classified the Midwest assets that qualified for “Assets held for sale” treatment. These assets were written down to fair value less cost to sell. Sale transactions for a majority of these stores have been completed, with final negotiations pending on several additional locations. The pro forma Balance Sheet has been adjusted in the “Pending Disposition” column to reflect the estimated impact of the disposition. Further, A&P ceased sales operations at the unsold stores as of July 7, 2007. These operations (stores to be sold and those considered “abandoned”) will be recorded as discontinued operations in A&P’s second quarter and therefore the historical Consolidated Statements of Operations have not been revised to reflect discontinued operations classification for the Midwest. The impact of this disposition is reflected seperately in the pro forma Statement of Operations in the “Pending Disposition” column.

The Midwest operations consist of 66 stores and two warehouses, all operating as of June 16, 2007. Of these, 63 stores and one warehouse were operating under an operating lease and three stores and one warehouse were operating under a capital lease.

A&P has assigned 28 of the operating leases and one of the capital leases for stores to third parties, terminated two operating leases and two capital leases for stores, entered into assignment agreements for four stores with third parties such that A&P agreed to pay 50% of the annual rent through the expiration date of the original lease, and entered into sublease agreements for three stores with third parties such that A&P agreed to pay 50% of the annual rent through the expiration date of the original lease. At the time leases were assigned, A&P generally remained secondarily liable with respect to these lease obligations. As such, if any of the assignees were to become unable to continue making payments under an Assigned Lease, A&P could be required to assume the lease obligation. A&P believes the likelihood of occurrence of this circumstance to be remote.

In addition, A&P has sold the assets of these stores as further described in “—Property—net.” Additional negotiations are expected to continue for the remaining 26 stores and two warehouses.

Pro forma adjustments to balance sheet

The pro forma adjustments to the Consolidated Balance Sheet include the following adjustments as it relates to these dispositions:

Cash and cash equivalents—A&P has received net proceeds totaling $85.1 million for sales of inventory and property. These pro forma financial statements assume additional proceeds of $74.8 million will be received for sales of the remaining inventory in warehouses and property at closed and open locations. These total proceeds of $159.9 million are assumed to be available to partially fund the Pathmark acquisition and ongoing operations.

Inventories—A&P has received proceeds, including refunds from returns, of $33.1 million and expects to receive additional proceeds net of disposal costs of $27.4 million on the disposal of store inventory with a net cost of $65.8 million, resulting in additional impairment in the second quarter of A&P’s fiscal 2007 of $5.3 million. In addition, stock losses of $0.9 million are expected for inventory items that are not saleable.

Other Assets—A&P had liquor licenses with a net book value of approximately $1.4 million as of June 16, 2007 which were considered in the evaluation of the impairment as discussed in Property- net. While additional proceeds may be received for the individual sale of these licenses, proceeds are expected to be de minimis and the asset will be written off in the second quarter. See also the discussion below at “—Closed Stores and Closed Warehouse Reserves.” In addition, A&P wrote off $0.4 million in sub-tenant receivables for terminated subleases.

Property—net—A&P has received proceeds of $52.0 million and expects to receive additional proceeds net of disposal costs of $47.4 million on the disposal of property with a net book value of $103.6 million ($98.8 million of property, net, $1.4 million of liquor licenses and $3.4 million in other assets), resulting in additional impairment in the second quarter of $4.2 million. These disposed assets included property under capital leases with obligations under capital lease totaling $1.4 million that were terminated.

Pension Withdrawal—In connection with the shutdown of these operations, A&P estimates it will record $14.0 million for pension withdrawal in addition to the $43.0 million already included in A&P’s first quarter Balance Sheet.

Closed Store and Closed Warehouse Reserves—In connection with the shutdown of these operations, A&P estimates that it will record a discounted liability using a risk free rate for the future minimum lease payments and related costs, such as utilities and taxes, from the date of closure to the end of the remaining lease term, net of estimated probable recoveries from projected sublease rentals of approximately $76.5 million in the second quarter of fiscal 2007 and $6.6 million in the remainder of fiscal 2007 ($28.5 million in Accrued and other liabilities and $54.6 million in Other Non-current liabilities) for closed stores and warehouses not disposed. A&P estimates future net cash flows based on its experience in and its knowledge of the market in which the closed stores and warehouses are located. However, these estimates project net cash flow several years into the future and are affected by variable factors such as inflation, real estate markets and economic conditions. While these factors have been relatively stable in recent years, variation in these factors could cause changes to A&P’s estimates. As part of the adjustment for closed locations, A&P will write off a landlord subsidy of $3.4 million that was recorded in Other Assets and being amortized through rent expense and interest income over the life of the lease. This adjustment was considered in the impairment discussed in “—Property—net.”

Note 2—Purchase Price

The purchase price allocation included in these pro forma financial statements is preliminary and is based on information that was available to management of A&P and Pathmark at the time these pro forma financial statements were prepared. Accordingly, the purchase price allocation will change and the impact of such changes could be material.

The merger agreement provides that each share of Pathmark common stock outstanding will be converted into the right to receive 0.12963 shares of A&P common stock (together with cash in lieu of fractional shares) and $9.00 in cash.

A&P will assume the obligations of Pathmark in the 2000 Warrant Agreement such that the warrant holders under the 2000 Warrant Agreement shall have the right to purchase 0.12963 A&P common stock and receive $9.00 per share upon receipt of the $22.31 exercise price. The value of these warrants calculated using the Black-Scholes method is $0.20 per warrant. See “Treatment of Pathmark Stock Options, Warrants and Other Equity Based Awards.”

For Pathmark stock options either (1) granted prior to June 9, 2005 that have exercise prices less than the fair market value of the underlying stock (where consents are not obtained) or (ii) granted prior to June 9, 2005 that have exercise prices greater than or equal to the fair market value of the underlying stock, A&P will issue A&P stock options in lieu of cash equal to (A) the number of shares of Pathmark common stock equal to the product of (I) the number of shares of Pathmark common stock such holder could have purchased had such holder exercised such stock option in full immediately prior to the closing date of the merger and (II) the Option Exchange Ratio at (B) a price per share equal to (I) the exercise price per share of such stock option divided by (II) the Option Exchange Ratio, where the Option Exchange Ratio means the quotient of (x) the Pathmark Closing Price and (y) $27.00. (It is assumed for purposes of these pro forma financial statements that such consents will be obtained with respect to options granted prior to June 9, 2005 that have exercise prices less than the fair market value of the underlying stock.) For purposes of these pro forma financial statements the A&P stock options issued have a fair value in excess of the exchanged Pathmark stock options of approximately $2.1 million which is recognized as compensation expense for purposes of these pro forma financial statements in the Accumulated earnings (deficit) line of the Unaudited Pro Forma Condensed Combined Balance Sheet. (This charge is not reflected in the Unaudited Pro Forma Condensed Combined Statement of Operations.) For further details on the treatment of Pathmark stock options, warrants and other equity-based award refer to page 107. See “—Note 4—Financing” for additional information.

Each Pathmark restricted common stock unit or restricted share outstanding will be converted into cash equal to the product of (A) the number of shares of Pathmark common stock subject to award immediately prior the closing date and (B) the Pathmark Closing Price. Each Pathmark outstanding option granted on or after June 9, 2005 and each option granted prior to June 9, 2005 to the extent consents are obtained will be converted into cash equal to the product of (A) the number of shares of Pathmark common stock such holder could have purchased had such holder exercised such stock option in full immediately prior the closing date and (B) the excess, if any, of (I) the per share closing price of Pathmark common stock, as such price is quoted on the day immediately prior to the closing date of the merger over (II) the exercise price per share of such stock option. Any stock options, other than Pre-Amendment Options, with exercise prices equal to or greater than the Pathmark Closing Price will be canceled for no consideration; however, there are currently no such stock options. See “—Note 4—Financing” for additional information.

Additionally, A&P will issue roll-over stock warrants to the Yucaipa Investors under a formula whereby each Pathmark warrant will be converted into the right to receive 0.46296 A&P warrants (together with cash in lieu of fractional shares) at an exercise price equal to their existing exercise prices divided by 0.46296. Settlement of these warrants is subject to the Tengelmann Stockholder Agreement, which causes these instruments to be accounted for as a liability that is adjusted to market at each balance sheet date. For further details, see “Yucaipa Warrant Agreement” beginning on page 172. See “—Note 4—Financing” for additional information.

A&P used a market price of $32.08 for A&P shares, the average quoted market price of A&P common stock for two trading days before and two trading days after the merger was announced, when calculating the value of the A&P common stock that will be issued in this transaction and the value of warrants under the 2000 Warrant Agreement that will be assumed.

A&P used a market price of $13.12 for Pathmark shares when estimating the amount of cash that would be paid to buy out Pathmark options, restricted stock and restricted stock unit holders and to calculate the value of roll-over options in accordance with the requirements stated below. This was the quoted closing market price of Pathmark common stock on June 15, 2007, the last trading day before A&P’s quarter end. The actual market price of Pathmark shares that will be used to calculate the cash payout and the option exchange ratio will be the quoted closing price on the closing date. The actual market price that will be used to calculate the value of roll-over options using the Black-Scholes valuation model will be the average quoted closing price for the two days prior to the closing date and the closing date. An increase in the quoted closing market price of Pathmark common stock of 10% would result in an additional 1,349,965 options being considered “in- the-money” and also require an additional $6.8 million in cash being paid to Pathmark option holders and also cause the value of “out-of-the-money” options to decrease by $5.4 million for a net increase in purchase price of $1.4 million attributable to Pathmark options. A decrease in the quoted closing market price of Pathmark common stock of 10% would result in a decrease of 437,920 options being considered “in-the-money” and require $6.2 million less cash paid to Pathmark option holders and also cause the value of “out-of-the-money” options to increase $0.9 million for a net decrease in purchase price of $5.3 million attributable to Pathmark options. Following are Black-Scholes values used for each of the roll-over stock options that had an exercise price exceeding market price of the Pathmark common stock as of June 15, 2007:

Option Tranche	Black-Scholes Value per Option
10/25/2000	$4.58
3/29/2001	$4.32
10/4/2001	$3.99
6/13/2002	$0.00

A change in the quoted closing market price of Pathmark common stock of 10% also would result in a change in cash paid to Pathmark restricted stock holders and Pathmark restricted unit holders of $0.6 million and $0.6 million, respectively.

A&P used a market price of $34.83 for A&P shares when calculating the value of warrants under the Yucaipa Warrant Agreement that will be assumed. This was the quoted closing price of A&P common stock on June 15, 2007, the last trading day before A&P’s quarter end. The actual market price of A&P shares that will be used to calculate the value of the obligation will be the quoted closing price on the closing date. An increase or decrease in the quoted closing market price of A&P common stock of 10% would result in a change in the obligation to Yucaipa warrant holders of approximately $37.1 million and $36.7 million, respectively.

Overall, a change of 10% in the market price of Pathmark and A&P stock would result in the following impact to the purchase price:

Security	10% Increase	10% Decrease
Pathmark Options	$1.4	$(5.3)
Restricted stock	0.6	(0.6)
Restricted stock units	0.6	(0.6)
Yucaipa warrants	$37.1	$(36.7)

Total change in purchase price	$39.7	$(43.2)

Purchase price paid as:
Equity issued to Pathmark common stockholders		$215.9
Issuance to Pathmark option holders		9.8
Issuance to Pathmark 2005 warrant holders		238.8
Issuance to Pathmark 2000 warrant holders		1.1
Total equity consideration		465.6
Cash paid to redeem Pathmark debt		463.2
Cash paid to Pathmark common stockholders at $9/share		467.3
Cash paid to Pathmark option, restricted stock and restricted stock unit holders		28.7
Cash paid for estimated transaction fees (excluding financing fees)		52.0
Total cash consideration		1,011.2

Total consideration		$1,476.8

Note 3—Purchase Price Allocation

Under the purchase method of accounting, the aggregate consideration paid is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values on the transaction date. Because the transaction is still under regulatory review, access to the information required by management to value the assets and liabilities to be acquired has been limited. Therefore, these pro forma financial statements presume that the historical value of Pathmark’s tangible assets and liabilities approximates fair value. The actual values assigned may change significantly after a valuation is made. The allocation of the purchase price and its impact on the Statement of Operations may differ depending on the final fair values assigned to amortizing assets and liabilities and their related actual remaining useful lives; including the following categories of intangible assets and liabilities:

•	Favorable/unfavorable leases

•	Favorable/unfavorable contracts

•	Benefit plan obligations

•	Pharmacy Scripts

•	Customer Relationships

The allocation of the purchase price to assets which will not be amortized may also impact classification on the Balance Sheet depending on the final fair values assigned; including the following categories of intangible assets:

•	Trade Name

•	Goodwill

Pro forma adjustments are based on A&P management’s preliminary internal estimates of fair values and eliminate the historical Pathmark Stockholders’ equity accounts.

A&P management based the preliminary allocation of purchase price to favorable leases and certain owned property of approximately $149.0 million and $71.4 million, respectively, on a valuation performed on properties owned and under lease by Pathmark in 2004. It is assumed for purposes of these pro forma financial statements that the value of these properties and the specific properties valued in 2004 have not changed substantially from that date to the date these unaudited pro forma financial statements were prepared; however, A&P plans to obtain updated valuations for properties acquired at the merger closing date. Management will amortize the favorable leases over the remaining useful life of the original lease or the remaining useful life of the original lease plus one renewal option, depending on the probability of renewal at the closing date of the transaction. Management assumes the average estimated useful life is ten years and twenty years, respectively, for the favorable leases and owned property for purposes of calculating annual amortization expense of approximately $18.5 million and $5.7 million for the fiscal year 2006 and the first quarter fiscal 2007, respectively for these pro forma financial statements. This amount will change depending on the final valuations and actual useful lives of properties purchased. A change in the fair value assigned to favorable leases and owned property of $1 million would result in a change in annual amortization expense of approximately $0.1 and $0.05 million, respectively.

A&P preliminarily estimates the increase in fair value of Inventories to be approximately $6.9 million.

A&P preliminarily estimates the value of Pharmacy Scripts acquired to be approximately $63.0 million with an estimated useful life of five years resulting in incremental estimated amortization expense of $12.6 million and $3.8 million for the fiscal year 2006 and the first quarter fiscal 2007, respectively, for the pro forma financial statements.

A&P management expects that a portion of the purchase price may be allocated to favorable and unfavorable contracts other than leases; however, management is not able to estimate the value of these contracts at this time. The value of any such contracts will be amortized over the estimated useful life of the contracts which will be determined at the time the valuation is made. Adjustments to reflect the value of benefit plan obligations will be determined upon the closing of the merger and final valuations; therefore no adjustments have been made to the pro forma financial statements. A&P management also believes that a significant amount of the purchase price will be allocated to Customer Relationships and Trade Name; however, management does not have any indication of the value of these assets at this time or any other intangible assets that may be identified during the valuation process and therefore no adjustments have been made to the pro forma financial statements. Customer Relationships values will be amortized over the estimated useful life of the asset, which will be determined at the time the valuation is made. A&P intends to continue use of the Pathmark Trade Name indefinitely and therefore this asset will not be amortized.

The excess of the purchase price over the fair value of assets (tangible and intangible) and liabilities acquired will be allocated to Goodwill, which is not amortized. The amount of Goodwill assumed in these pro forma financial statements will change depending on the fair values allocated to the tangible and intangible assets and liabilities acquired.

These preliminary adjustments are subject to the final outcome of independent analyses to be conducted after the completion of the merger. The final valuation and amounts recorded will be based on (i) the actual net tangible and intangible assets assumed of Pathmark that exist as of the completion of the merger and (ii) certain valuations and other studies performed with the assistance of outside valuation specialists after the completion of the merger and may differ materially from the information presented in these pro forma financial statements.

Reconciliation of historical book value of Pathmark net assets acquired
Historical book value of Pathmark net assets	$118.0
Less:
Goodwill	(144.7)
Deferred Financing Fees	(7.1)

Historical book value of Pathmark net assets acquired	(33.8)
Conforming accounting policy for insurance reserves (see Note 7)	(16.0)
Fair value of leased and owned property	220.4
Fair value of Pharmacy Scripts	63.0
Step-up in value of Inventory	6.9
Deferred tax assets	74.4
Deferred tax liability	(112.3)
Goodwill	828.0
Debt to be refinanced
Current portion of long-term debt	23.3
Long-term debt	422.9

Total allocation of consideration	$1,476.8

Note 4—Financing

These pro forma financial statements reflect A&P management’s best estimate of the amounts of financing at the time these pro forma financial statements were prepared. The actual amounts of financing will not be determined until shortly before the closing date of the merger. These pro forma financial statements assume:

Restricted Cash

A&P will utilize its Revolving Credit Agreement to collateralize letters of credit thereby enabling A&P to fund a portion of the acquisition with the previously restricted cash of $194.1 million, at June 16, 2007.

Debt

A&P has received $780.0 million in commitments from financial institutions to finance this acquisition and expects to issue new eight-year long-term notes. In addition, A&P has a $615.0 million commitment for a Revolving Credit Agreement.

Proceeds will be used to pay down the outstanding Pathmark debt ($446.2 million at May 5, 2007 comprised of current and noncurrent debt of $23.3 million and $422.9 million, respectively, and a $17.0 million premium to fund the tender offer for the Pathmark senior subordinated notes) concurrent with the consummation of the merger transaction; pay down the existing A&P Revolving Credit Agreement for $40.0 million; and fund the cash portion of the merger consideration. The accompanying pro forma financial statements assume that all of Pathmark’s senior subordinated notes outstanding have been tendered. However, in the event that not all of the notes are tendered, A&P will record, as of the acquisition date, the fair value of the obligation for the remaining outstanding notes pursuant to SFAS 141 “Business Combinations.”

A&P estimates the future maturities of long-term debt on a pro forma basis as follows:

	Total	Less than 1 Yr	1-3 Yrs	4-5 Yrs	Thereafter
9.375% Notes, due August 1, 2039	$200.0				200.0
New Senior Secured Notes due 2015 (assumed 10.5%)	780.0				780.0
9.125% Notes due December 15, 2011	12.9			12.9
Mortgages & Other	1.3	0.0	0.6	0.4	0.3

	$994.2	0.0	0.6	13.3	980.3

The actual amount of debt to be issued depends on the final balances of the Pathmark notes at the closing date of the merger, the amount of notes not tendered, the amount of pre-June 9, 2005 stock options not surrendered, the actual Pathmark Closing Price at the date immediately prior to the closing date of the merger, the number of options, shares of restricted stock, and restricted stock units outstanding, and the number of fractional shares purchased for cash.

A&P expects to issue 11,623,236 roll-over warrants in exchange for Pathmark’s 2005 warrants under the Yucaipa Warrant Agreement in the transaction. The number of warrants to be issued was computed based on the number of Pathmark warrants outstanding on May 5, 2007 totaling approximately 25,106,350. Settlement of these warrants is subject to the Tengelmann Stockholder Agreement which causes these instruments to be accounted for as a liability that is adjusted to market at each balance sheet date. These warrants are valued using the price of A&P common stock of $34.83 per common share, the quoted market price of A&P common stock on June 15, 2007, the last trading day before A&P’s quarter end. The actual market price of A&P shares will be used to calculate the final purchase price as well as the fair value of the obligation will be the quoted closing price on the closing date. Upon consummation of the merger, the warrant liability will be marked to market at each reporting period. See “—Note 2—Purchase Price” for additional information.

Equity

A&P expects to issue 6,731,327 shares of A&P common stock to Pathmark common stockholders in the transaction. The number of shares to be issued was computed based on the number of shares of unrestricted Pathmark common stock outstanding on May 5, 2007 of 51,927,381. For purposes of computing the purchase price, the price of A&P common stock used is $32.08 per common share, the average quoted market price of A&P common stock for two trading days before and two trading days after the merger was announced. See “Note 2—Purchase Price” for additional information.

A&P expects to issue 1,087,118 roll-over stock options in exchange for options granted prior to June 9, 2005 that have exercise prices greater than or equal to the fair market value of the underlying stock at the closing date of the merger calculated using a ratio of the quoted closing market price for the Pathmark common stock on the merger closing date. (It is assumed for purposes of these pro forma financial statements that such consents will be obtained with respect to options granted prior to June 9, 2005 that have exercise prices less than the fair market value of the underlying stock.) The number of options to be issued was computed based on the number of shares underlying such options as of May 5, 2007 of 2,237,210. For purposes of computing the purchase price, the options are valued using a Black-Scholes valuation model and a market price of $13.12, the quoted closing market price of Pathmark common stock on June 15, 2007, the last trading day before the balance sheet date. The actual market price of Pathmark shares that will be used to calculate the option exchange ratio will be the quoted closing price on the closing date. The actual market price that will be used to calculate the value of roll-over options using the Black-Scholes valuation model will be the average quoted closing price for the two days prior to the closing date and the closing date. See “—Note 2—Purchase Price” for additional information.

A&P will assume the 5,294,118 outstanding Pathmark 2000 warrants. Upon exercise each warrant will entitle the holder to receive 0.12963 shares of A&P common stock and $9.00 in cash. For purposes of computing the purchase price, the 2000 Warrants are valued using a Black-Scholes valuation model using the price of A&P common stock of $32.08 per common share, the average quoted market price of A&P common stock for two trading days before and two trading days after the merger was announced. See “—Note 2—Purchase Price” for additional information.

Source & Use of Funds

Source of Funds
A&P Restricted cash		$194.1
New Senior Secured Notes		$780.0
Disposition proceeds		102.1
Issuance of 11.6 million A&P warrants to Pathmark 2005 warrant holders		238.8
Issuance of 5.3 million A&P warrants to Pathmark 2000 warrant holders		1.1
Issuance of 1.1 million A&P stock options to Pathmark option holders		11.9
Issuance of 6.7 million common shares of A&P at $1.00 par value		215.9

Total Source of Funds		$1,543.9
Use of Funds
Purchase of Pathmark common shares
Cash consideration at $9.00 per share	$467.3
Equity consideration	215.9	683.2

Purchase of Pathmark Options, Restricted Stock and RSUs		28.7
Exchange of Pathmark warrants
Issuance of 11.6 million A&P warrants to Pathmark 2005 warrant holders	238.8
Issuance of 5.3 million A&P warrants to Pathmark 2000 warrant holders	1.1	239.9

Exchange of Pathmark options
Issuance of 1.1 million A&P stock options to Pathmark option holders		11.9
Pathmark Debt		463.2
Repay borrowings under former A&P Revolving Credit Agreement		40.0
Transaction Costs (including financing fees)		77.0

Total Use of Funds		$1,543.9

Note 5—Interest Expense and Income

A&P estimates that it will incur approximately $25 million in financing fees ($22 million for new notes and $3 million for a new Revolving Credit Agreement) which will be capitalized in “Other assets.” For purposes of these pro forma financial statements, A&P has assumed that eight-year fixed rate notes will be issued at a rate of 10.5%, based on current indications of interest rates. The revolver will be at variable rates, assumed to be 7.3% and outstanding for a five-year period. The actual terms have not been finalized and may include variable rates and differing lives than assumed herein. Using these assumptions, incremental estimated interest expense is $37.5 million and $15.3 million for the fiscal year 2006 and first quarter fiscal 2007, respectively, as calculated below. Further, these pro forma financial statements reflect a reduction in interest income of $3.4 million and is $3.3 million for the fiscal year 2006 and first quarter fiscal 2007, respectively, due to the use of the restricted cash to fund a portion of the acquisition and collateralizing letters of credit with A&P’s Revolving Credit Agreement. A change of 1/8% in the interest rate would result in an annual change in interest expense and net loss of $0.9 million and $0.3 million for the fiscal year 2006 and first quarter fiscal 2007, respectively.

Incremental Interest Expense Adjustment	Annual Amount	1st Quarter
New Senior Secured Notes due 2015	$81.9	$25.2
Less interest expense on Pathmark repaid debt	$(36.6)	$(9.1)
Less interest expense on repaid debt from disposition proceeds	$(11.3)	$(3.6)
Incremental Revolver interest	$(0.1)	$1.6
Incremental accretion for insurance reserves	$1.7	$0.5
Net incremental deferred financing fees	$1.9	$0.7

Total	$37.5	$15.3

Note 6—Investment in Metro

A&P sold approximately 35% of its investment in Metro on March 13, 2007 for approximately $203.5 million and placed $190.0 million of the proceeds in a blocked account to fund a portion of the merger consideration. The sale of these shares resulted in A&P’s diminished influence over Metro such that the accounting treatment for this investment changed from the equity method to an “available-for-sale” investment pursuant to FAS 115, “Accounting for Certain Investments in Debt and Equity Securities” and requires an adjustment to the “Investment in Metro, Inc.” to the market price at each balance sheet date through “Additional other comprehensive income.”

For purposes of the “Unaudited Pro Forma Condensed Combined Statement of Operations,” A&P assumed the sale of shares occurred at the beginning of the year and has eliminated the equity income from this investment and recorded dividend income of approximately $4.4 million for fiscal 2006 (as prescribed by the cost method of accounting in APB 18, “The Equity Method of Accounting for Investments in Common Stock”) which is equivalent to approximately 65% of the dividend proceeds received by A&P during fiscal year 2006. A&P has eliminated the equity income from its first quarter historical Form 10-Q. Dividend income is appropriately reflected.

Note 7—Conforming Accounting Methods

Based on A&P’s preliminary review of Pathmark’s significant accounting policies, A&P estimates recording an additional $16.0 million for self-insurance reserves to conform Pathmark accounting policies to those of A&P which will be recorded through the purchase price allocation (see “Note 3—Purchase Price Allocation”). The difference in policy is attributable to A&P including expected legal fees in the calculation of the expected obligation. A&P does not expect this adjustment to have a significant impact on annual expense incurred. This amount could change based upon final valuation of the reserve.

Any additional adjustments are not expected to be significant. Upon consummation of the merger, further review of Pathmark’s accounting policies may result in required revisions to Pathmark’s policies to conform to A&P.

Note 8—Income Tax Effect

As a result of the merger, A&P calculated additional net deferred tax liabilities of approximately $112.3 million calculated as the sum of the net adjustments to the balance sheet of $267.4 ($220.4 million increase in assets for property and $63.0 increase in assets for Pharmacy Scripts less $16 million increase in liability for self insurance reserve) multiplied by A&P’s effective tax rate of 42%. Prior to the merger, A&P maintained a valuation allowance of approximately $74.4 million on its net deferred tax assets ($19.4 million classified against current assets and $55.0 million classified against noncurrent assets). Because the pro forma combined company would have a net deferred tax liability, A&P’s valuation allowance would be released as part of the purchase price allocation.

Note 9—Cost Savings

These pro forma financial statements do not include any adjustments for any cost or other operating synergies that may result from the merger. A&P expects the transaction to generate significant synergies by the second year following the closing of the merger. Cost synergy opportunities in cost of goods and administration are expected to be achieved through increased scale, contract terminations, and the elimination of the overlap between the two companies. See “Adoption of the Merger Agreement (Pathmark Proposal 1).”

These pro forma financial statements do not include any adjustments resulting from integration planning or other nonrecurring charges resulting from the merger. The substantial majority of nonrecurring charges resulting from the merger will be comprised of employee termination costs and other exit costs related to the Pathmark business that are expected to be recognized in the opening balance sheet in accordance with EITF Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination.” Other merger-related charges may be incurred that do not meet the criteria in EITF Issue No. 95-3, including employee termination and exit costs related to the A&P business, other integration-related costs, and the impacts of potential divestitures, if any, that may be required by governmental authorities. A&P and Pathmark have just recently begun collecting information in order to formulate the detailed integration plans to deliver planned synergies. At this time, however, the status of the integration plans and the merger-related costs are too uncertain to include in these pro forma financial statements. A&P, however, estimates costs incurred to restructure the combined organization to be approximately $115.0 million to be incurred over the first eighteen months after the closing of the merger. This amount is comprised of $30.0 million in capital costs mainly relating to Information System conversions and $85.0 million of expenses related to severance, contract terminations, and other integration related expenses.

Note 10—Unaudited Pro Forma Combined Earnings Per Common Share

Unaudited pro forma combined earnings per common share are computed in accordance with SFAS No. 128, “Earnings Per Share.” Pro forma combined basic earnings per share of A&P common stock is computed by dividing: (i) pro forma combined net earnings by (ii) the weighted average number of shares of A&P common stock outstanding during the period as if the merger had occurred on the first day of the period presented, which are referred to as the basic shares.

The average number of shares of Pathmark common stock outstanding have been adjusted to reflect the impact of the merger by applying the exchange ratios to amounts historically reported by Pathmark.

Weighted average pro forma combined number of common shares:

	Fiscal 2006*	Q1 Fiscal 2007
A&P weighted average common shares, basic	41,430,600	41,801,381
Pathmark equivalent weighted average number of common shares outstanding of A&P	6,731,327	6,731,327

Total combined companies’ weighted average number of common shares outstanding, basic	48,161,927	48,532,708
A&P common stock equivalents	—	458,456
Pathmark equivalent roll-over warrants convertible to common shares outstanding of A&P	—	2,071,263

Total combined companies’ weighted average number of common shares outstanding, diluted	48,161,927	51,062,427

*	Because the Unaudited Pro Forma Condensed Combined Statement of Operations for fiscal 2006 presents a net loss, diluted earnings per share are presented as equivalent to basic earnings per share.

COMPARISON OF STOCKHOLDERS’ RIGHTS

The rights of A&P stockholders are currently governed by the Maryland General Corporation Law (the “MGCL”) and the Articles of Restatement of the Certificate of Incorporation, as amended, and the By-Laws of A&P, which we refer to as the charter and bylaws of A&P, respectively. The rights of Pathmark stockholders are currently governed by the DGCL and the Amended and Restated Certificate of Incorporation and the Amended and Restated By-Laws of Pathmark, which we refer to as the certificate of incorporation and bylaws of Pathmark, respectively.

This section of the joint proxy statement/prospectus describes the material differences between the rights of A&P’s stockholders and Pathmark’s stockholders.

This section does not include a complete description of all differences among the rights of A&P’s stockholders and Pathmark’s stockholders, nor does it include a complete description of the specific rights of these stockholders. Furthermore, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences that may be equally important do not exist.

You are urged to read carefully the relevant provisions of the MGCL and the DGCL, as well as the charter and bylaws of A&P and the certificate of incorporation and bylaws of Pathmark. Copies of the charter and bylaws of A&P and the certificate of incorporation and bylaws of Pathmark are filed as exhibits to the reports of A&P and Pathmark incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Under the Tengelmann Stockholder Agreement, and the related bylaw amendments authorized by the A&P board of directors in connection with such agreement, the rights of A&P stockholders set forth below will be altered as provided in both the Tengelmann Stockholder Agreement and bylaw amendments. See “Adoption of the Merger Agreement (Pathmark Proposal 1)—Tengelmann Stockholder Agreement.”

Capitalization

A&P	Pathmark

The authorized capital stock of A&P currently consists of 80,000,000 shares of common stock, par value $1.00 per share, and 3,000,000 shares of preferred stock without par value. All of the A&P preferred shares are available for future issuance in one or more series to be designated by the board of directors.

The authorized capital stock of Pathmark currently consists of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. All of the Pathmark preferred shares are available for future issuance in one or more series to be designated by the board of directors.

The preferred stock may be issued from time to time, in one or more series as authorized by the board of directors. Prior to issuance of shares of each series, the board of directors is required by the MGCL and the charter to file articles supplementary containing a description of the stock, including preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, terms and conditions of redemption, and other rights as set or changed by the board of directors and a statement that the stock has been classified or reclassified by the board of directors under the authority contained in the charter. The rights of preferred stockholders may supersede the rights of common stockholders.

The preferred stock may be issued from time to time, in one or more classes or series, as expressly authorized by the board of directors. Pathmark’s certificate of incorporation authorizes the board of directors, without further stockholder action, to issue the preferred stock, in one or more classes or series, and determine by resolution the voting powers (if any) and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof. The rights of preferred stockholders may supersede the rights of common stockholders.

Voting Rights of Stockholders
A&P	Pathmark

Each outstanding share of A&P common stock is entitled to one vote on each matter submitted to a vote at a meeting of the stockholders, including the election of directors. Currently, there are no shares of any class outstanding other than common stock.

Each outstanding share of Pathmark common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Currently, there are no classes of shares outstanding other than common stock.

Preemptive Rights
A&P	Pathmark
The holders of A&P common stock do not have preemptive rights to subscribe for and to purchase additional shares of stock of any class or classes of A&P.	The holders of common stock do not have preemptive rights to subscribe for and to purchase additional shares of stock of any class or classes of Pathmark.

Reverse Stock Splits
A&P	Pathmark

The MGCL permits the board of directors of a corporation with a class of securities registered under the Exchange Act, subject to any restriction in its charter, without stockholder action, to effect a reverse stock split resulting in a combination of shares at a ratio of not more than ten shares into one share in any twelve- month period. A reverse stock split is defined as a combination of outstanding shares of stock of a corporation into a lesser number of shares of stock of the same class without any change in the aggregate amount of stated capital of the corporation, except for a change resulting from an elimination of fractional shares. The A&P charter does not restrict such reverse stock splits.

Under the DGCL, a corporation may amend its certificate of incorporation to effect a change in stock or the rights of stockholders, or an exchange, reclassification, subdivision, combination or cancellation of the stock or rights of stockholders.

Size of the Board of Directors
A&P	Pathmark

Under the MGCL, a Maryland corporation must have a board of directors consisting of at least one director. The A&P charter provides that the A&P board of directors is to consist of twenty directors, which number of directors may be increased or decreased as provided in the bylaws. The A&P charter and bylaws provide that the number of directors must not be less than three. Pursuant to the bylaws, the board of directors may fix the number of directors from time to time by resolution of the board of directors. Currently, the number of members of the A&P board of directors is eight.

Under the DGCL, except in certain circumstances, such as a close corporation, a corporation must have a board of directors consisting of at least one director. The Pathmark certificate of incorporation provides that the board of directors is to be established in the manner provided in the bylaws. The Pathmark bylaws provide that the number of directors must not be less than nine or more than ten.

Pursuant to the bylaws, the board of directors may fix the number of directors from time to time by resolution of the board of directors. Currently, the number of members of the Pathmark board of directors is ten.

Classification of the Board
A&P	Pathmark

The MGCL permits classification of a Maryland corporation’s board of directors if the corporation’s charter or bylaws so provide. The A&P charter and bylaws do not provide for classification of the A&P board of directors. See the discussion under “—Subtitle 8 of Title 3 of the MGCL” regarding board classification.

The DGCL permits classification of a Delaware corporation’s board of directors if the corporation’s certificate of incorporation, an initial bylaw or bylaw adopted by a stockholder vote so provides.

Pathmark’s certificate of incorporation and bylaws do not provide for classification of the Pathmark board of directors.

Vacancies on the Board
A&P	Pathmark

Under the MGCL, stockholders may elect a successor to fill a vacancy on the board of directors which results from the removal of a director. Under the MGCL and the bylaws of A&P, a majority of the remaining directors, whether sufficient to constitute a quorum or not, may also fill a vacancy unless it results from an increase in the size of the board, in which case the vacancy may be filled by a majority of the entire board of directors. See the discussion under “—Subtitle 8 of Title 3 of the MGCL” regarding the filling of vacancies on the board if a corporation elects to be subject to relevant sections of Subtitle 8 of Title 3 of the MGCL.

Under the DGCL, vacancies and newly created directorships may be filled by a majority of the directors then in office, even though less than a quorum, or by a sole remaining director unless otherwise provided in the certificate of incorporation or bylaws.

Pathmark’s bylaws provide that any vacancy occurring on the board of directors for any reason, including an increase in the authorized number of directors, may be filled by the board of directors, acting by a majority of the directors at any meeting, although less than a quorum, or by a sole remaining director. Any directors so chosen shall hold office until the next annual meeting of stockholders and until their successors are elected and qualified or until their earlier removal or resignation.

Removal of Directors
A&P	Pathmark

Under the MGCL, the stockholders of a corporation may remove any director, with or without cause, by the affirmative vote of a majority of all votes entitled to be cast generally for the election of directors, except in certain circumstances including election of directors by a separate class or series, cumulative voting, a classified board or as otherwise provided in the charter.

Pursuant to the MGCL, the A&P bylaws provide that A&P stockholders may remove any of the A&P directors at any time by the affirmative vote of a majority of all votes entitled to be cast generally for the election of directors. See the discussion under “—Subtitle 8 of Title 3 of the MGCL” regarding the vote required for removal of directors if a corporation elects to be subject to relevant sections of Subtitle 8 of Title 3 of the MGCL.

Under the DGCL, in the absence of cumulative voting or a classified board, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote in an election of directors.

Pathmark’s certificate of incorporation and bylaws do not provide for cumulative voting or a classified board and do not otherwise address the removal of directors; provided, that whenever the holders of any class or series of stock are entitled to elect one or more directors by the certificate of incorporation, the right to remove directors without cause shall apply to the vote of the holders of the outstanding shares of such class or series and not to the vote of the outstanding shares as a whole.

Cumulative Voting
A&P	Pathmark
Under the MGCL, cumulative voting is permitted if the corporation’s charter so provides. A&P’s charter does not provide for cumulative voting.	Under the DGCL, cumulative voting is permitted if provided for in the certificate of incorporation. Pathmark’s certificate of incorporation does not provide for cumulative voting.

Notice of Stockholders’ Meetings
A&P	Pathmark

The MGCL requires the secretary of a Maryland corporation to give notice in writing or by electronic transmission of each meeting of stockholders to each stockholder of record entitled to vote at the meeting and to each other stockholder entitled to notice of the meeting. The notice must state the place and time of the meeting and, if a special meeting, the purpose or purposes for which the meeting is to be held, not less than ten nor more than ninety days before each stockholder meeting.

The DGCL requires notice to stockholders of the date, time and place of each annual and special stockholders’ meeting at least ten days, but no more than sixty days, before the meeting date. However, notice of a stockholders’ meeting to vote upon a merger or a sale of all or substantially all of the corporation’s assets, must be delivered at least twenty days, but no more than sixty days, before the meeting date.

A&P’s bylaws require notice of stockholder meetings to be given not less than fifteen nor more than ninety days before the meeting and permit the meetings to be held at such place as designated by the board of directors.

Pathmark’s bylaws provide for notice of at least ten days, but no more than sixty days, before the meeting date.

Right to Call Special Meetings of Stockholders
A&P	Pathmark

The MGCL provides that a special meeting of stockholders may be called by a Maryland corporation’s president, board of directors or any other person specified in the corporation’s charter or bylaws. The MGCL also provides that the secretary of a corporation shall call a special meeting of the stockholders on the written request of stockholders entitled to cast at least 25% of all the votes entitled to be cast at the meeting unless the charter or bylaws of the corporation contain a provision requiring the written request of stockholders entitled to cast a greater or lesser percentage of all votes entitled to be cast at the meeting, but such percentage may not be greater than a majority of all votes entitled to be cast at the meeting. See the discussion under “—Subtitle 8 of Title 3 of the MGCL” regarding the percentage of the stockholders which must request a special meeting if a corporation elects to be subject to relevant sections of Subtitle 8 of Title 3 of the MGCL.

A&P’s bylaws permit special meetings of stockholders to be called by the chief executive officer, the chairman of the board, the president,

Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any person or persons authorized by the certificate of incorporation or the bylaws.

Pathmark’s bylaws provide that special meetings of stockholders may be called by the board of directors.

the secretary upon the written request of stockholders entitled to cast at least 25% of all votes entitled to be cast at the meeting, or upon the written request of three or more directors. A&P’s bylaws and the MGCL also provide that unless the special meeting is requested by stockholders entitled to vote at least a majority of all votes entitled to be cast at the meeting, a special meeting need not be called to consider any matter that is substantially the same as a matter voted on at any special meeting of the stockholders held during the preceding twelve months.

Action by Written or Electronic Consent of Stockholders
A&P	Pathmark

Under the MGCL, common stockholders may act without a meeting if a unanimous written or electronic consent that describes the action is signed or given by all stockholders entitled to vote on the matter and is filed in paper or electronic form with the records of stockholder meetings. The MGCL further provides that if authorized by the charter, the holders of common stock may act by written or electronic consent of the holders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders’ meeting if the corporation gives notice of the action to each holder of the class of common stock not later than ten days after the effective date of the action.

Under the DGCL, unless otherwise provided in the certificate of incorporation, any action required by the DGCL to be taken at any annual or special meeting of stockholders, or any action that may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote if a consent or consents, in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take action at a meeting in which all shares entitled to vote on the matter were present and voting.

Pathmark’s certificate of incorporation does not prohibit action by written consent.

Additionally, the MGCL provides that unless the charter requires otherwise, the holders of any class of stock, other than common stock entitled to vote generally in the election of directors, may take action by written or electronic consent of the holders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders’ meeting if the corporation gives notice of the action to each holder of the class of stock not later than ten days after the effective time of the action.

A&P’s charter and bylaws do not address stockholder action without a meeting.
Stockholder Proposals
A&P	Pathmark
The MGCL provides that the charter or bylaws of a Maryland corporation may require any stockholder proposing a nominee for election as a director or any other matter to be considered	The DGCL does not contain specific provisions regarding notice of stockholders’ proposals or nominations for directors.

at a meeting of stockholders to provide advance notice of the nomination or proposal to the corporation not more than ninety days before the date of the meeting, or, in the case of an annual meeting, ninety days before the first anniversary of the preceding year’s annual meeting or the mailing date of the notice of the preceding year’s annual meeting. The charter or bylaws may provide another time.

A&P’s charter and bylaws do not address stockholder proposals.

Pathmark’s bylaws provide that in order for a stockholder to bring business or nominate one or more persons for election to the board before an annual meeting of stockholders, the stockholder must give timely written notice to the secretary of Pathmark. To be timely, the notice must be delivered to, or mailed and received by, Pathmark’s secretary not less than sixty days, but no more than ninety days, prior to the anniversary date of the previous year’s annual meeting; provided, however, that in the event the annual meeting is called for a date that is not within thirty days before or after such anniversary date, notice by the stockholder must be received at the principal executive offices of Pathmark not later than the close of business on the tenth day following the day on which Pathmark’s notice of the date of the meeting is first given or disclosed to the general public, whichever occurs first.

Notice proposing business to be brought before the annual meeting of stockholders shall set forth as to each matter of business:

• a brief description of the business desired to be brought before the annual meeting of stockholders and the reasons for conducting such business at the annual meeting of stockholders;

• the name and address, as they appear on Pathmark’s books, of the stockholder proposing such business;

• the class and number of shares of Pathmark which are beneficially owned by the stockholder; and
• any material interest of the stockholder in such business.

The chairman of the annual meeting of stockholders shall, if the facts warrant, determine and declare to the meeting that the business was not properly brought before the meeting in accordance with the provisions the bylaws, and if so determined, the chairman shall also declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

Director Nominations by Stockholders
A&P	Pathmark
Under the MGCL, director nominations by stockholders are treated as stockholder proposals. See “—Stockholder Proposals.” A&P’s charter and bylaws do not address director nominations by stockholders.

The DGCL does not contain specific provisions regarding notice of nominations for directors.

Pathmark’s bylaws provide that in order for a stockholder to nominate a director for election by the stockholders, the stockholder must give timely written notice to the secretary of Pathmark as described under “—Stockholder Proposals.”
The notice must set forth the following information:

• the name, age, business address and residence address of each such person in such notice;

• the principal occupation or employment of each such person;

• the number of shares of capital stock of Pathmark which are beneficially owned by each such person; and

• such other information concerning each such person as would be required, under the rules of the SEC in a proxy statement soliciting proxies for the election of such person as a director.

The notice shall include a signed consent of each such nominee to serve as a director of Pathmark, if elected. The board of directors or a committee thereof shall consider nominating for election as director any person for whom a stockholder timely submits such recommendation in proper form.

Dividends
A&P	Pathmark

If authorized by its board of directors, a Maryland corporation generally may make distributions to its stockholders unless, after giving effect to the distribution, the corporation would not be able to pay its debts as they come due in the ordinary course of business or the corporation’s total assets would be less than its total liabilities, plus, unless the charter permits otherwise (which the A&P charter does not), the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights of stockholders whose preferential rights on dissolution are superior to those receiving the distribution.

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation cannot be less than the aggregate par value of all issued shares of capital stock. Net assets equals total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, the capital of the corporation is less than the amount of capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Amendment to Charter
A&P	Pathmark

Under the MGCL, amendments to a Maryland corporation’s charter generally require the board of directors to (i) adopt a resolution declaring the amendments to be advisable on substantially the terms and conditions provided in such resolution, and (ii) direct that the amendments

Under the DGCL, an amendment to the certificate of incorporation requires (i) the approval of the board of directors, (ii) the approval of the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment, and (iii) the approval of be submitted for consideration at either an annual or special meeting of the stockholders. The corporation must provide notice to each stockholder entitled to vote on such amendments and each stockholder not entitled to vote on such amendment if the contract rights of such stockholder’s stock, as expressly set forth in the charter, would be altered by the amendment. The stockholders must approve an amendment by the affirmative vote of two-thirds of all votes entitled to be cast on the matter unless a lesser proportion, but not less than a majority of all votes entitled to be cast, is provided for in the charter. The A&P charter does not so provide.

A&P reserves the right under its charter to make, from time to time, any amendments of its charter that are authorized by law, including any amendments that alter the contract rights of outstanding stock as expressly set forth in the charter.

the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class. Pathmark’s certificate of incorporation does not alter the standards for the approval of an amendment to the certificate of incorporation.

Amendment to Bylaws
A&P	Pathmark

Under the MGCL, the power to adopt, alter and repeal a Maryland corporation’s bylaws is vested in the stockholders, except to the extent that the charter or bylaws vest it in the board of directors. The A&P bylaws provide that the bylaws may be altered, amended or repealed, and new bylaws may be adopted, by the A&P board of directors or the stockholders by a majority vote at any meeting called for that purpose. However, no amendment adopted by the stockholders may be repealed by the board of directors.

Under the DGCL, bylaws may be adopted, amended or repealed by the stockholders entitled to vote, and by the board of directors if the corporation’s certificate of incorporation confers the power to adopt, amend or repeal the corporation’s bylaws upon the directors.

Pathmark’s certificate of incorporation confers the power to adopt, amend or repeal the bylaws upon the board of directors.

Mergers and Share Exchanges
A&P	Pathmark

Under the MGCL, the board of directors of a Maryland corporation proposing a merger, consolidation, transfer of all or substantially all of the assets of the corporation or share exchange must generally (i) adopt a resolution declaring the proposed transaction to be advisable on substantially the terms and conditions provided in such resolution, and (ii) direct that the proposed transaction be submitted for consideration at either an annual or special meeting of the stockholders. The corporation must provide notice to each stockholder entitled to vote on such proposed transaction and each stockholder not entitled to vote on the proposed transaction, except the stockholders of a successor in a merger if the merger does not

Under the DGCL, a merger, consolidation or sale of all or substantially all of a corporation’s assets must be approved by the board of directors and, except with respect to certain mergers, by a majority of the outstanding stock of the corporation entitled to vote thereon. No vote of stockholders of a constituent corporation surviving a merger is required, unless the corporation provides otherwise in its certificate of incorporation, if:

• the merger agreement does not amend the certificate of incorporation of the surviving corporation,

• each share of stock of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the alter the contract rights of their stock as expressly set forth in the charter. The stockholders must approve a merger, consolidation, transfer of all or substantially all of the assets of the corporation or share exchange by the affirmative vote of two-thirds of all votes entitled to be cast on the matter unless a lesser proportion, but not less than a majority of all votes entitled to be cast, is provided for in the charter. The A&P charter does not so provide.

Under the MGCL, a merger or share exchange need only be approved by:

• a majority vote of the entire board of directors of each of the constituent corporations if the merger is between a ninety percent or more owned subsidiary and such subsidiary’s parent if the charter of the successor is not amended other than for the purposes of changing the successor’s name, the name or other designation of the par value of any class or series of the successor’s stock, or the aggregate par value of the successor’s stock, and the contract rights of the stock of the successor issued in the merger are identical to the contract rights of the stock for which the stock of the successor was exchanged.

• a majority of the Maryland successor corporation’s entire board of directors if (i) such merger does not reclassify or change the terms of any class or series of stock that is outstanding immediately before the merger becomes effective or otherwise amend such successor’s charter and the number of its shares of stock of such class or series outstanding immediately after the effective time of the merger does not increase by more than 20% of the number of its shares of the class or series of stock that is outstanding immediately before the merger becomes effective, or (ii) there is no stock outstanding or subscribed for and entitled to be voted on the merger.

• a share exchange must be approved for a Maryland successor corporation only by its board of directors and by any other action required by its charter.

merger, and

• either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered pursuant to the merger or the authorized unissued shares or treasury shares of the surviving corporation to be issued or delivered under the merger agreement, plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such agreement do not exceed 20% of the shares of common stock of such corporation outstanding immediately prior to the effective time of the merger.

With respect to a Maryland transferee corporation, a transfer of all or substantially all of the assets of a Maryland corporation need only be approved by the board of directors of the Maryland transferee.

Under the MGCL, a transfer of all or substantially all of the assets of a Maryland corporation need only be approved by the board of directors of the corporation if all of the equity interests of the transferee are owned, directly or indirectly, by the corporation.

Appraisal Rights
A&P	Pathmark

Under the MGCL, appraisal rights are available only in connection with (i) a consolidation or merger with another corporation, (ii) acquisitions of the stockholder’s stock in a share exchange, (iii) a transfer of assets requiring stockholder approval, (iv) an amendment of a corporation’s charter in a way that alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the stockholder’s rights, unless the right to do so is reserved by the charter, or (v) transactions governed by the Maryland Business Combination Act relating to transactions with interested stockholders, or that are exempt from such Act pursuant to certain specified exemptions.

Unless, however, the transaction is subject to the Maryland Business Combination Act or exempted therefrom pursuant to certain specified exemptions, no appraisal rights are available to holders of shares of any class of stock if:

• the stock is listed on a national securities exchange, is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or is designated for trading on the NASDAQ Small Cap Market,

• the stock is that of the successor in a merger, unless (i) the merger alters the contract rights of the stock as expressly set forth in the charter (or other organizational document of the successor), and the charter does not reserve the right to do so, or (ii) the stock is to be changed or converted into something other than either stock in the successor or cash, scrip or other rights or interests arising out of the provisions for the treatment of fractional shares of stock in the successor,

• the stock is generally not entitled to be voted on the transaction or the stockholder did not own the shares on the record date,

• the charter provides that the stockholders are not entitled to exercise appraisal rights, or

• the stock is that of an open-ended investment company registered under the Investment

The DGCL generally provides stockholders of a corporation involved in a merger the right to demand and receive payment in cash of the fair value of their stock in certain mergers as determined by the Delaware Court of Chancery. As a general matter, appraisal rights are not available with respect to shares:

• listed on a national securities exchange,

• designated as a national market system security on an interdealer quotation system operated by the National Association of Securities Dealers, Inc., or

• held of record by more than 2,000 stockholders,

provided that, notwithstanding the foregoing, appraisal rights shall be available to holders of shares of a constituent corporation if the holders are required to accept in the merger anything other than any combination of:

• shares of stock of the surviving corporation in the merger or depository receipts in respect thereof,

• shares of stock (or depository receipts in respect thereof) of another corporation that, at the effective date of the merger, will be:

 • listed on a national securities exchange,

 • designated as a national market system security on an interdealer quotation system operated by the National Association of Securities Dealers, Inc., or

 • held of record by more than 2,000 holders, and

• cash instead of fractional shares of stock or depository receipts received.

Company Act of 1940 and the value placed on the stock in the transaction is its net asset value.

Holders of A&P common stock will not have appraisal rights with respect to the merger because A&P is not a party to the merger, because the outstanding shares of A&P common stock are listed on the NYSE and because the transaction is not subject to the Maryland Business Combination Act, or exempted therefrom pursuant to certain specified exemptions. See “—Anti-takeover Statutes.”

Appraisal rights will be available to holders of Pathmark common stock under the merger because the stockholders are required to receive cash as merger consideration, and the merger consideration therefore does not consist entirely of the types of consideration under the Delaware appraisal statute, such as shares of stock of the surviving corporation, shares of common stock listed on a national securities exchange and cash in lieu of fractional shares that would otherwise result in appraisal rights not being available to holders of Pathmark common stock.

Anti-takeover Statutes
A&P	Pathmark
Maryland Business Combination Act

The provisions of the Maryland Business Combination Act do not apply to business combinations of A&P because A&P had an existing interested stockholder on July 1, 1983 and its charter and bylaws do not provide otherwise. A&P may, however, opt into these provisions by charter or bylaw provision or by board resolution.

Under the Maryland Business Combination Act, certain “business combinations” between a Maryland corporation and an “interested stockholder” or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder became an interested stockholder. Under the MGCL, an “interested stockholder” includes a person who is:

• the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting stock of the corporation; or

• an affiliate or associate of the corporation and was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation at any time within the two-year period immediately prior to the date in question. A person is not an interested stockholder if, prior to the most recent time at which the person otherwise had become an interested stockholder, the board of directors of the corporation approved the transaction which otherwise would have resulted in the person becoming an interested stockholder.

Business combinations for the purposes of the preceding paragraph are defined by the MGCL to include certain mergers, consolidations, share

Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:

• the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder,

• upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the voting stock outstanding (but not the voting stock owned by the interested stockholder), those shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer, or

• after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized by the vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

These restrictions on interested stockholders do not apply under some circumstances, including if exchanges and asset transfers, some issuances and reclassifications of equity securities, the adoption of certain plans of liquidation or dissolution or the receipt by an interested stockholder or its affiliate of any loan, advance, guarantee, pledge or other financial assistance or tax advantage provided by the corporation. After the five-year moratorium period has elapsed, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

• 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation voting together as a single group; and

• two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than voting stock held by the interested stockholder or its affiliates or associates with whom the business combination is to be effected, voting together as a single group.

The above voting requirements of the Maryland Business Combination Act do not apply if each of the following conditions is met:

the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by the Delaware statute regulating business combinations, or if the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by these provisions of the DGCL (and such amendment is duly approved by the stockholders entitled to vote thereon) or, unless otherwise provided in the certificate of incorporation, if the corporation does not have a class of voting stock that is listed on a national securities exchange, authorized for quotation on the NASDAQ Stock Market, or held of record by more than 2,000 stockholders.

Pathmark’s certificate of incorporation and by- laws do not contain provisions opting out of the restrictions prescribed by this section of the DGCL. The merger does not constitute a prohibited business combination with an interested stockholder under this statute.

• The aggregate amount of cash and the market value as of the later of the day prior to the stockholder vote or the twenty days prior to the closing date (or, if no stockholder vote, as of the closing date), which is referred to as the “valuation date,” of consideration other than cash to be received per share by holders of common stock is at least equal to the highest of the following:

(i) the highest per share price paid by the interested stockholder for any shares of such stock of the same class or series within the five-year period immediately before the announcement date of the proposed business combination plus compound interest as specified in the Maryland Business Combination Act, less the aggregate amount of any cash dividends and the market value of any noncash dividends paid, per share of such stock from the earliest date through the valuation date, up to the amount of interest;

(ii) the highest per share price paid by the interested stockholder for any shares of such stock of the same class or series on or within the five-year period immediately prior to the most recent date on which the interested stockholder became an interested stockholder, which is referred to as the “determination date,”plus compound interest as specified in the Maryland Business Combination Act, less the aggregate amount of any cash dividends and the market value of any noncash dividends paid per share of such stock from the earliest date through the valuation date, up to the amount of interest;

(iii) the market value per share of such stock of the same class or series on the announcement date of the proposed business combination plus compound interest as specified in the Maryland Business Combination Act, less the aggregate amount of any cash dividends and the market value of any noncash dividends paid per share of such stock from the earliest date through the valuation date, up to the amount of interest;

(iv) the market value per share of such stock of the same class or series on the determination date plus compound interest as specified in the Maryland Business Combination Act, less the aggregate amount of any cash dividends and the market value of any noncash dividends paid per share of such stock from the earliest date through the valuation date, up to the amount of interest; or

(v) the price per share equal to the market value per share of such stock of the same class or series on the announcement date of the proposed business combination or on the determination date, whichever is higher, multiplied by a fraction equal to (a) the highest per share price paid by the interested stockholder for any shares of such stock of the same class acquired by such interested stockholder within the five-year period immediately prior to the announcement date of the proposed business combination over (b) the market value per share of such stock of the same class on the first day in such five-year period on which the interested stockholder acquires any shares of such stock,

• The aggregate amount of cash and the market value as of the valuation date of consideration other than cash to be received per share by holders of shares of any class or series of outstanding stock other than common stock in the business combination must be at least equal to the price required for such stock of any class or series under subsections (i)–(v), above; or the highest preferential amount per share to which the holders of shares of such class or series of stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation, whichever is greater,

• the consideration to be received by holders of any class of outstanding stock is cash or the same form as the interested stockholder paid for its shares. If the interested stockholder has paid for shares with varying forms of consideration, the form of consideration for such stock shall be either cash or the form used to acquire the largest number of shares previously acquired, and

• after the determination date and prior to the consummation of the business combination there has been: (i) no failure to declare and pay full periodic dividends on any outstanding preferred stock; (ii) no reduction in the annual rate of dividends paid on any class or series of stock that is not preferred stock, except as necessary to reflect or correct any capitalization changes to the corporation; and (iii) the interested stockholder did not become the beneficial owner of any additional shares of stock except as part of the transaction which resulted in such interested stockholder becoming an interested stockholder or by virtue of proportionate stock splits or stock dividends. Clauses (i) and (ii) above do not apply if no interested stockholder, or an affiliate or associate of the interested stockholder, voted as a director in a manner inconsistent with such clauses and the interested stockholder, within ten days after any such action, notifies the board in writing that such interested stockholder disapproves of such action and requests in good faith that the board rectify such act or failure to act.

The provisions of the Maryland Business Combination Act do not apply:

• if the business combination has, either specifically, generally, or generally by types, whether as to specifically identified or unidentified existing or future interested stockholders or their affiliation, been approved or exempted therefrom, in whole or in part, by resolution of the board of directors either (i) prior to September 1, 1983 or such earlier date as may be irrevocably established by resolution of the board of directors or (ii) at any time prior to the most recent time that an interested stockholder became an interested stockholder if such business combinations involve transactions with a particular interested stockholder or its existing or future affiliates, and

• unless otherwise provided by the charter or bylaws of the corporation, to business combinations of a corporation which, on July 1, 1983, had an existing interested stockholder, whether such business combination is with the existing stockholder or any other person that becomes an interested stockholder after July 1, 1983 unless the board of directors elects by resolution after July 1, 1983 to be subject to the Maryland Business Combination Act, in whole or in part, specifically, generally or generally by types as to specifically identified or unidentified interested stockholders.

Maryland Control Share Acquisition Act
A&P	Pathmark

The Maryland Control Share Acquisition Act provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or by employees who are also directors of the corporation.

The DGCL does not contain a control share acquisition statute.

“Control shares” are voting shares of stock that, if aggregated with all other shares of stock previously acquired by that person or with respect to which such person is entitled to exercise voting power (other than pursuant to a revocable proxy), would entitle the acquiror, directly or indirectly, to exercise voting power in electing directors within one of the following ranges of voting power:

• one-tenth or more but less than one-third,

• one-third or more but less than a majority or

• a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval.

A “control share acquisition” means the acquisition, directly or indirectly, of ownership of or power to direct the voting power of issued and outstanding control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition may compel the board of directors, upon satisfaction of certain conditions, including the delivery of an acquiring person statement containing certain required information and the delivery of an undertaking to pay certain expenses, by written request made at the time of delivery of such acquiring person statement, to call a special meeting of stockholders to be held within fifty days after receiving both the request and undertaking to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any meeting of stockholders.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the Maryland Control Share Acquisition Act, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved. The corporation’s redemption of the control shares will be for fair value determined, without regard to the absence of voting rights, as of the date of the last control share acquisition or, if a meeting of stockholders is held to consider the voting rights of the shares, as of the date of such meeting. Unless the corporation’s charter or bylaws provide otherwise, if voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. A&P’s charter and bylaws do not provide otherwise. The fair value of the shares as determined for purposes of the appraisal rights may not be less than the highest price per share paid in the control share acquisition. Certain limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

A control share acquisition does not include:

• shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction;

• shares acquired or under contract to be acquired before November 4, 1988;

• shares acquired under the laws of descent and distribution;

• shares acquired under the satisfaction of a pledge or other security interest created in good faith and not for the purpose of circumventing the Maryland Control Share Acquisition Act; or
• acquisitions approved or exempted by our charter or bylaws.

Neither the charter nor the bylaws of A&P exempt identified or unidentified existing or future stockholders or their affiliates or associates from the Maryland Control Share Acquisition Act. However, because Tengelmann owned a majority of A&P’s outstanding common stock prior to November 4, 1988, the control share acquisition provisions of the MGCL do not apply to acquisitions of A&P common stock by Tengelmann made in good faith and not for the purposes of circumventing the Maryland Control Share Acquisition Act.

Subtitle 8 of Title 3 of the MGCL
A&P	Pathmark

Subtitle 8 of Title 3 of the MGCL allows a Maryland corporation with a class of equity securities registered under the Exchange Act to elect to be governed by certain Maryland law provisions, notwithstanding a contrary provision in the charter or bylaws. The election to be governed by one or more of these provisions can be made by a Maryland corporation in its charter or bylaws or by resolution adopted by the board of directors. The corporation however must have at least three directors who, at the time of electing to be subject to the provisions, are not:

The DGCL does not contain a comparable provision.
• officers or employees of the corporation;
• persons seeking to acquire control of the corporation;
• directors, officers, affiliates or associates of any person seeking to acquire control; or
• nominated or designated as directors by a person seeking to acquire control.

Articles supplementary must be filed with the Maryland State Department of Assessments and Taxation if a Maryland corporation elects to be subject to any or all of the provisions by board resolution or bylaw amendment or the board of directors adopts a resolution that prohibits the corporation from electing to be subject to any or all of the provisions of Subtitle 8 of Title 3. Stockholder approval is not required for the filing of articles supplementary.

The provisions to which a corporation can elect under Subtitle 8 to be subject are:
• a classified board,
• a requirement that the removal of directors requires the affirmative vote of two-thirds of all the votes entitled to be cast by the stockholders generally in the election of directors,
• a requirement that the number of directors be fixed only by vote of the directors,

• a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, and

• a requirement that special stockholders meetings must be called by the corporation at the request of stockholders only upon the written request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting.

A Maryland corporation’s charter may contain a provision or the board of directors may adopt a resolution that prohibits the corporation from electing to be subject to Subtitle 8 of Title 3 of the MGCL. The A&P charter does not contain any such provision and A&P’s board of directors has not adopted any resolution containing any such prohibition.

Standard of Conduct for Directors

A&P	Pathmark

Under the MGCL, the standard of conduct for directors is governed by statute. The MGCL requires that a director of a Maryland corporation perform his or her duties: (i) in good faith, (ii) in a manner he or she reasonably believes to be in the best interests of the corporation, and (iii) with the care that an ordinarily prudent person in a like position would use under similar circumstances. The MGCL presumes that any act of a director satisfies this standard of conduct. In addition, under the MGCL, the acts of directors of a Maryland corporation relating to or affecting an acquisition or potential acquisition of control of a corporation are not subject to any higher duty or greater scrutiny than is applied to any other act of a director.

The Delaware standards of conduct for directors have developed through written opinions of the Delaware courts. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty has been said to require directors to make decisions in the best interests of the corporation and to refrain from self-dealing. According to the Delaware Supreme Court, the duty of care requires “directors. . . in managing the corporate affairs. . . to use that amount of care which ordinarily careful and prudent men would use in similar circumstances.”

A director’s duty does not require him or her to (i) accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation, (ii) authorize the corporation to redeem any rights under, or modify or render inapplicable, any stockholders rights plan, (iii) make a determination under the Maryland Business Combination Act or the Maryland Control Share Acquisition Act, (iv) elect to be subject to, or refrain from electing to be subject to, Subtitle 8 of Title 3 of the MGCL (see “—Subtitle 8 of Title 3 of the MGCL”) or (v) act or fail to act solely because of the effect the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the stockholders in an acquisition.

Limitations on Liability of Directors and Officers

A&P	Pathmark

Under the MGCL, the charter of a Maryland corporation may include a provision expanding or limiting the liability of the corporation’s directors or officers for money damages in a suit under state law by stockholders or by or in the right of the corporation. However, a Maryland corporation may not include any provision that restricts or limits the liability of its directors or officers (i) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received, or (ii) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The A&P charter provides that, to the maximum extent permitted by Maryland law, as in effect from time to time, no director or officer of A&P shall be liable to A&P or its stockholders for money damages.

The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, the provision may not eliminate or limit the liability of a director for:

• breach of the duty of loyalty,

• acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

• unlawful payments of dividends, certain stock repurchases or redemptions, or

• any transaction from which the director derived an improper personal benefit.
Pathmark’s certificate of incorporation contains a provision limiting the liability of its directors to the fullest extent permitted by the DGCL.

Indemnification of Directors and Officers

A&P	Pathmark

Under the MGCL, a Maryland corporation may indemnify any director or officer made or threatened to be made a party to any proceeding by reason of service in that capacity unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services, or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, reasonable expenses may be advanced to a present or former director, or to an officer, employee or agent who is not a director to the same extent that they may be advanced to a director, unless limited by the charter. Advances of reasonable expenses to directors, officers, employees and agents prior to the final adjudication of a proceeding may be generally authorized in the corporation’s charter or bylaws, or by contract, or upon a determination that indemnification is proper, made by the board of directors, special legal counsel or the stockholders as described below. The director, officer, employee or agent must give to the corporation a written affirmation of his or her good faith belief that the standard of conduct necessary for indemnification by the corporation has been met, and a written undertaking providing that if it is ultimately determined that the standard of conduct has not been met, the director, officer, employee or agent will repay the amount advanced.

Under the MGCL, unless limited by a corporation’s charter, a court of appropriate jurisdiction may, under certain circumstances, order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer has met the standards of conduct required under the MGCL or has been adjudged liable on the basis that a personal benefit was improperly received in a proceeding charging improper personal benefit to the director or the officer. If the proceeding was an action by or in the right of the corporation or involved a determination that the director or	The DGCL provides that a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him or her in connection with the action, suit or proceeding, if the person:

• acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and

• in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.
The DGCL also permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of an action or suit by or in the right of the corporation (including derivative actions) if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless and to the extent the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a present or former director or officer is successful in the defense of such an action, suit or proceeding, the corporation is required by the DGCL to indemnify such person for reasonable expenses incurred thereby.

Unless otherwise ordered by a court, any right to indemnification provided above shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct. With respect to a person who is a director or officer at the time of such officer received an improper personal benefit, however, no indemnification may be made if the individual is adjudged liable to the corporation, except to the extent of expenses approved by a court of appropriate jurisdiction.

The MGCL also provides that, where indemnification is permissible, it must be authorized for a specific proceeding after a determination has been made that indemnification of the director or officer is permissible in the circumstances because the director or officer has met the standard of conduct described in the first paragraph under “—Indemnification of Directors and Officers.” Such determination must be made (i) by a majority vote of a quorum of the board of directors consisting of directors who are not parties to the proceeding (or if such a quorum cannot be obtained, the determination may be made by a majority vote of a committee of the board which consists solely of one or more directors who are not parties to the proceeding and who were designated to act by a majority of the full board of directors), (ii) by special legal counsel selected by the board of directors or by a committee of the board of directors by vote as set forth in the preceding sentence (or if the requisite quorum of the board of directors cannot be obtained and the committee cannot be established, a majority of the full board of directors, including directors who are parties, may select the special counsel), or (iii) by a vote of the stockholders other than those stockholders who are directors or officers and a party to the proceedings. The MGCL provides that the indemnification and advancement of expenses provided under the MGCL are not exclusive of any other rights, by indemnification or otherwise, to which a director or officer may be entitled under the charter, the bylaws, a resolution of stockholders or directors, an agreement or otherwise.

The MGCL requires a corporation (unless its charter provides otherwise, which A&P’s charter does not) to indemnify reasonable expenses for a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made or threatened to be made a party by reason of his service in that capacity.

In addition, the MGCL provides that a corporation may not indemnify a director or officer or advance expenses for a proceeding brought by that director or officer against the determination, such determination must be made:

• by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum,

• by a committee of such directors designated by majority vote of such directors, even though less than a quorum,

• if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or

• by the stockholders.

Expenses (including attorneys’ fees) incurred by an officer or director in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that officer or director to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified. Such expenses incurred by former officers and directors and other employees and agents may be paid upon such terms and conditions, if any, as the corporation deems appropriate.

Pathmark’s certificate of incorporation and bylaws provide for mandatory indemnification of its officers, directors, employees and agents to the fullest extent permitted by the DGCL. Pathmark’s certificate of incorporation and bylaws provide that the corporation may advance expenses to officers and directors upon receipt of an undertaking by such officer or director, and that the corporation may advance expenses for its former officers and directors and employees and agents upon such terms, if any, as Pathmark deems appropriate.

corporation, except for a proceeding brought to enforce indemnification, or unless the charter, bylaws, resolution of the board of directors, or an agreement approved by the board of directors expressly provides otherwise.

A&P’s charter provides that A&P shall indemnify and advance expenses to any person who is or was a director or officer of A&P to the maximum extent now or hereafter permitted by law in connection with any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) arising out of such person’s service as a director or officer of either A&P or of another organization at A&P’s request.

A&P’s charter provides that A&P shall indemnify any person who is or was an employee or agent of A&P as and to the extent required by law and may, as authorized at any time by general or specific action of the Board of Directors, further indemnify such individuals to the maximum extent now or hereafter permitted by law, in connection with any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) arising out of such person’s service in such capacity to A&P or to another organization at A&P’s request.

DESCRIPTION OF A&P’S CAPITAL STOCK

The following description of A&P’s capital stock is a summary and is qualified in its entirety by reference to A&P’s charter and bylaws, which are filed as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part, and by applicable law.

A&P’s authorized share capital consists of 80,000,000 common shares, $1.00 par value, and 3,000,000 preferred shares without par value. At October 8, 2007, 41,960,817 common shares and no preferred shares were outstanding.

Preferred Stock

The A&P board of directors can, without the approval of stockholders, issue one or more series of preferred shares. The board of directors may also determine the rights, preferences and limitations of each series including the maximum number of shares in the series, voting rights, conversion rights, redemption rights, dividend rights, liquidation rights, any preferences over the common shares with respect to dividend or liquidation distributions, and the terms and conditions of issue. The preferred stock may be senior to the common stock with respect to dividends, distributions upon liquidation and other rights.

Common Stock

A&P’s common stock is listed for trading on the NYSE under the symbol “GAP.” A&P’s transfer agent and registrar for common shares is the American Stock Transfer and Trust Company, 59 Maiden Lane, New York, NY 10038, telephone: (800) 937-5449.

Common stockholders only receive dividends when, as and if authorized by the A&P board of directors and declared by A&P. If declared, dividends may be paid in cash, stock or other forms of consideration. If and when A&P issues preferred shares, common stockholders may not receive dividends until A&P has satisfied its obligations to the preferred stockholders. Some of A&P’s outstanding debt securities, credit agreements and other loan agreements also restrict A&P’s ability to pay dividends.

All outstanding shares of common stock are fully paid and nonassessable. Any additional common shares issued in connection with the merger would also be fully paid and nonassessable. There are no subscription rights, conversion or preemptive rights or redemption or sinking fund provisions with respect to the shares of common stock.

Each share of common stock is entitled to one vote in the election of directors and other matters. Directors are elected by the vote of a plurality in interest of stockholders present in person or by proxy and entitled to vote in the election at a meeting at which a quorum is present. Common stockholders are not entitled to cumulative voting rights. Members of the A&P board of directors serve one-year terms (and until their successors are elected and qualify) and all directors are elected annually. Directors may be removed from office by the vote of a majority of the outstanding shares entitled to vote generally for the election of directors.

The quorum required at a stockholders’ meeting is a majority of the votes entitled to be cast at the meeting, represented in person or by proxy. If a quorum is present, action on a matter is approved by the vote of a majority of all the votes cast at the meeting, unless otherwise required by law or the A&P charter. The MGCL requires approval by two-thirds of all votes entitled to be cast on the matter by each voting group entitled to vote, in the case of extraordinary corporate actions, such as:

•	certain mergers;

•	with respect to the party other than the successor, a share exchange;

•	an amendment to the charter, with certain exceptions;

•	with respect to the transferor corporation, the sale, lease, exchange or other disposition of all or substantially all of the corporation’s assets, other than in the usual and regular course of business or if all of the equity interests of the transferee are owned, directly or indirectly, by the transferor corporation; or

•	the dissolution of the corporation.

Provisions Restricting a Change of Control

A&P’s charter and bylaws, as well as the provisions of the MGCL, contain provisions that may have the effect of delaying, deferring or preventing a change in control of A&P. These provisions are summarized under “Adoption of the Merger Agreement (Pathmark Proposal 1)—Comparison of Stockholders’ Rights” in this joint proxy statement/prospectus. Although A&P’s charter does not contain such a provision, the MGCL allows a corporation’s charter to contain a provision requiring for any purpose a lesser proportion of the votes of all classes or of any class of stock than the proportion required by the MGCL for that purpose, but this proportion may not be less than a majority of all votes entitled to be cast on the matter. If a corporation’s charter contains such a provision, it will affect the procedures necessary to effect a change of control.

YUCAIPA STOCKHOLDER AGREEMENT

The following is a summary of the material provisions of the Yucaipa Stockholder Agreement. This summary is qualified in its entirety by reference to the Yucaipa Stockholder Agreement, which is incorporated by reference in its entirety and attached to this joint proxy statement/prospectus as Annex B. We encourage you to read the agreement in its entirety because it is the legal document that governs the obligations of the parties thereto.

Concurrently with the execution and delivery of the merger agreement, A&P entered into the Yucaipa Stockholder Agreement with the Yucaipa Investors, which will not become effective until the closing of the merger.

Under the terms of the Yucaipa Stockholder Agreement, the Yucaipa Investors have agreed to certain standstill and transfer restrictions and will receive certain registration rights in respect of the A&P common stock they will own following the closing of the merger and any A&P common stock issuable upon exercise of the A&P Series A Warrants and Series B Warrants, the “rollover warrants.”

Standstill Provisions

The Yucaipa Stockholder Agreement provides that the Yucaipa Investors may not acquire beneficial ownership of more than 9.9% of the outstanding common stock of A&P (excluding any A&P common stock received upon the exercise of the rollover warrants) until the earliest to occur of the following (the “Standstill Expiration Date”):

•	June 9, 2015, the expiration date of the A&P Series B Warrants;

•	the third anniversary of the date on which all rollover warrants have been exercised;

•

any date on which the A&P board of directors determines to solicit, or publicly announces its intention to solicit, a proposal for the acquisition of A&P (an “A&P Acquisition Proposal”), or approves, accepts, authorizes or recommends to the A&P stockholders their approval of an A&P Acquisition Proposal;

•	any date on which A&P or any of its affiliates enters into a letter of intent, agreement in principle or definitive agreement regarding an A&P Acquisition Proposal;

•	any date on which the Yucaipa Investors own less than 1% of the outstanding A&P common stock;

•	any date on which a third party’s ownership of A&P’s common stock exceeds Tengelmann’s ownership of A&P’s common stock; or

•	any date on which Tengelmann and its affiliates beneficially own, in the aggregate, less than 20% of the outstanding A&P common stock.

The Yucaipa Investors have also agreed that until the Standstill Expiration Date they will not, without the prior approval of the A&P board of directors:

•

propose, solicit or knowingly encourage any proposal for any extraordinary corporate transaction (including any business combination or dissolution) involving A&P or its subsidiaries or propose or attempt to acquire control of A&P or its subsidiaries;

•

make or participate in any solicitation of proxies to vote or in any election contest or agree or announce an intention to vote with any person undertaking a solicitation, or seek to advise or influence any person or group regarding the voting of any voting stock of A&P or its subsidiaries, or make any proposal to be voted upon by A&P stockholders;

•

form, join, participate in or encourage the formation of any group (subject to limited exceptions) with respect to any voting stock of A&P or its subsidiaries, including pursuant to any voting agreement or trust;

•	seek representation on the A&P board of directors, seek to remove any member of the A&P board of directors or act to influence A&P management or the A&P board of directors; or

•

seek to amend or waive any of the provisions described in this paragraph or enter into discussions or arrangements or disclose any intention or arrangement inconsistent with the provisions described in this paragraph.

Transfer Restrictions

The Yucaipa Investors may not, until the second anniversary of the Standstill Expiration Date, transfer, assign or encumber any shares of A&P common stock except:

•	to an affiliate or partner of the Yucaipa Investors or to Tengelmann or A&P (or one of their affiliates);

•	pursuant to a registered offering as described in “—Registration Rights” or in a block trade with a financial institution, subject to certain transfer restrictions described below;

•

in any tender offer, business combination or exchange offer for A&P common stock which (i) was not solicited by the Yucaipa Investors or their affiliates, (ii) is for 100% of the A&P outstanding common stock, (iii) includes a majority tender condition and (iv) includes a binding commitment to pay the same or higher consideration in a back-end merger;

•

in any tender offer, business combination or exchange offer for A&P common stock which (i) was recommended by the A&P board of directors, (ii) was made by or on behalf of Tengelmann or its affiliates or (iii) that has been accepted by holders of a majority of outstanding A&P common stock (other than A&P stock owned by the Yucaipa Investors);

•	in a transaction made in compliance with Rule 144 or Rule 145 under the Securities Act of 1933, as amended;

•

in foreclosures of common stock or of the rollover warrants by a financial institution for the benefit of which an encumbrance on such common stock or warrants was created in connection with an extension of credit and not for the purpose of circumventing the transfer restrictions provisions and before which the financial institution has offered A&P a right of first refusal to purchase such common stock or warrants for cash at their fair market value and A&P has chosen not to purchase such common stock or warrants; or

•

in hedging transactions designed to protect against fluctuations in the value of A&P common stock or the rollover warrants that are not for the purpose of circumventing the transfer restriction provisions.

Notwithstanding the foregoing, the Yucaipa Investors may not transfer A&P common stock in a registered offering pursuant to the provisions described in “—Registration Rights,” a block trade or pursuant to Rule 144 or 145 if (i) the transferee would thereafter own more than 9.9% of A&P’s outstanding common stock or (ii) the amount transferred to any person would be greater than 5% of A&P’s outstanding common stock.

Registration Rights

The Yucaipa Stockholder Agreement provides that, subject to certain requirements, upon the Yucaipa Investors’ written demand, in accordance with the Yucaipa Stockholder Agreement, A&P will file with the SEC and maintain the effectiveness of a registration statement registering the sale of Yucaipa’s shares of A&P common stock. The agreement provides that the Yucaipa Investors are entitled to up to two such demand registrations in any twelve-month period, and up to three in the aggregate. Each such demand registration must be in the amount of at least $25.0 million, based on then-current market prices for A&P common stock.

The Yucaipa Stockholder Agreement also provides the Yucaipa Investors with “piggyback” registration rights, which provide that A&P will include the Yucaipa Investors’ shares of A&P common stock in any registration statement that A&P files with respect to any sales of A&P common stock by A&P (other than for certain business combinations or benefit plans) or by any other A&P stockholder, subject to customary restrictions and limitations.

YUCAIPA VOTING AGREEMENT

The following is a summary of the material provisions of the Stockholder Voting Agreement, dated March 4, 2007, between A&P and the Yucaipa Investors (the “Yucaipa Voting Agreement”). This summary is qualified in its entirety by reference to the Yucaipa Voting Agreement, which is incorporated by reference in its entirety and attached to this joint proxy statement/prospectus as Annex C. We encourage you to read the agreement in its entirety because it is the legal document that governs the obligations of the parties thereto.

As an inducement to A&P to enter into the merger agreement and in connection with the merger agreement, A&P and the Yucaipa Investors entered into the Yucaipa Voting Agreement. As of the date of the Yucaipa Voting Agreement, the Yucaipa Investors owned an aggregate of 20,000,100 shares of Pathmark common stock, representing approximately 38% of the Pathmark common stock outstanding on that date.

Pursuant to the terms of the Yucaipa Voting Agreement, the Yucaipa Investors agreed to vote shares of Pathmark common stock that they own as of the Pathmark record date (i) in favor of the merger agreement, (ii) against any action that would reasonably be expected to result in a breach of the merger agreement, and (iii) against any action that would compete with or impair the merger. These voting obligations do not apply to any shares owned by the Yucaipa Investors in excess of 33% of the outstanding Pathmark common stock on the record date. The Yucaipa Investors have also agreed to grant, upon request, an irrevocable proxy to A&P to vote shares subject to the voting agreement to carry out the foregoing actions. The Yucaipa Investors are allowed to hedge their stock and warrants to purchase Pathmark stock so long as they retain their voting rights.

The Yucaipa Voting Agreement will terminate upon the earliest to occur of (i) the closing of the merger, (ii) termination of the merger agreement or (iii) the Outside Date, as described under “Adoption of the Merger Agreement (Pathmark Proposal 1)—The Merger Agreement—Termination.”

TENGELMANN STOCKHOLDER AGREEMENT

The following is a summary of the material provisions of the Stockholder Agreement dated March 4, 2007, between A&P and Tengelmann (the “Tengelmann Stockholder Agreement”). This summary is qualified in its entirety by reference to the Tengelmann Stockholder Agreement, which is incorporated by reference in its entirety and attached to this joint proxy statement/prospectus as Annex D. We encourage you to read the agreement in its entirety because it is the legal document that governs the obligations of the parties thereto.

As an inducement to Tengelmann to support the merger and concurrently with the execution and delivery of the merger agreement, A&P entered into the Tengelmann Stockholder Agreement with Tengelmann, certain provisions of which will not become effective until the closing of the merger.

Under the terms of the Tengelmann Stockholder Agreement, Tengelmann will receive certain nomination, approval, registration, preemptive and other rights. In addition, Tengelmann will be entitled to antidilution protection, access to A&P information, and expense reimbursement. Upon the closing of the merger, A&P’s bylaws will be amended as provided in Annex I to this joint proxy statement/prospectus in order to give effect to certain of these rights. As more fully described below, certain of Tengelmann’s rights depend upon its ownership percentage of A&P stock and any calculation of this percentage will include the shares owned by Tengelmann’s affiliates.

Composition of A&P’s Board of Directors

The Tengelmann Stockholder Agreement provides that A&P’s board of directors will have nine members. Any increase or decrease in the number of directors requires the approval of directors holding 66.67% of the total number of board seats (including vacancies) and, in the case of any decrease that reduces Tengelmann’s right to designate directors for nomination, the approval of Tengelmann.

Upon completion of the merger, A&P’s board of directors will consist of:

•	four directors designated for nomination by Tengelmann;

•	four directors who were serving on A&P’s board immediately before the closing of the merger and were not designated for nomination by Tengelmann; and

•	Gregory Mays, currently a director on Pathmark’s board of directors, or another person elected in accordance with the merger agreement.

Following completion of the merger and for so long as its aggregate actual ownership percentage of A&P common stock is at least 10%, Tengelmann will have the right to designate for nomination to A&P’s board a number of directors proportionate to Tengelmann’s aggregate ownership percentage of A&P common stock calculated to give effect to Tengelmann’s antidilution protection described below. A&P and its board of directors will include in management’s slate of nominees, and recommend to the A&P stockholders the election of, each of the Tengelmann nominees. A&P must use its reasonable best efforts to solicit from its stockholders that are eligible to vote for the election of directors proxies in favor of the Tengelmann nominees. The A&P board may exclude, however, a particular Tengelmann nominee from management’s slate and its recommendation if it determines in good faith after receiving specific written advice from outside counsel that such recommendation would reasonably be expected to violate the directors’ duties under Maryland law because the nominee is unfit to serve as the director of an NYSE-listed company, or the nominee’s service as a director would reasonably be expected to violate an applicable law or result in a conflict of interest because the nominee is a director, employee or stockholder of another company, in which case A&P must provide Tengelmann with a reasonable opportunity (no less than thirty days) to designate an alternate nominee. A nominee’s relationship with Tengelmann may not serve as a basis for such a determination by the A&P board.

If A&P nominates and recommends the election of all Tengelmann nominees, then Tengelmann has agreed to vote all shares of A&P common stock held by it in a manner identical to the manner in which the non-Tengelmann affiliated stockholders vote their shares with respect to the election of directors other than the Tengelmann nominees, described in the agreement as the “mirror vote” requirement. The mirror vote requirement does not apply to any election of directors in which any person other than Tengelmann, its affiliates or certain other persons acting with Tengelmann have initiated a proxy contest or other solicitation in favor of nominees not on management’s slate. With respect to any other matters to be voted upon, Tengelmann is free to vote its shares in its sole discretion.

Subject to any requirement to have a certain number of independent directors on a committee of the board of directors of A&P, the Tengelmann nominees shall have pro rata membership on each such committee.

Approval Rights

Tengelmann

For so long as Tengelmann’s aggregate ownership percentage of A&P common stock calculated to give effect to Tengelmann’s antidilution protection described below is at least 25%, the following matters will require Tengelmann’s approval (in addition to any other board or stockholder approval required by law or A&P’s charter or bylaws):

•	any business combination involving, or sale or merger of, A&P, except for such business combinations involving consideration not exceeding $50.0 million;

•

any issuance of equity, or right to acquire equity, of A&P, or change to the terms of any A&P equity security, requiring stockholder approval other than the issuance of the rollover warrants, pursuant to any employee compensation plan or other benefit plan or under rights existing as of the closing date after giving effect to the merger;

•	A&P charter or bylaws amendments;

•

amendments to A&P’s committee charters or corporate governance guidelines which would reasonably be expected to obviate any of Tengelmann’s rights under the Tengelmann Stockholder Agreement or the exercise thereof;

•	adoption, amendment or implementation of, or redemption under, any rights plan or other takeover defenses;

•	any discriminatory transaction or transaction with any affiliate (other than Tengelmann); and

•

changes in policies concerning the need for approval by A&P’s board intended or reasonably likely to have the effect of obviating any of Tengelmann’s rights under the Tengelmann Stockholder Agreement or the exercise thereof.

Tengelmann Directors

For so long as Tengelmann’s aggregate ownership percentage of A&P common stock calculated to give effect to Tengelmann’s antidilution protection described below is at least 25%, the following matters will require the approval of a majority of the directors on A&P’s board that were designated for nomination by Tengelmann (in addition to any other board or stockholder approval required by law or A&P’s charter or bylaws):

•	acquisitions and dispositions with a fair market value above $50.0 million (including a disposition of any portion of the Canadian equity stake in Metro);

•

any issuance of equity, or right to acquire equity, of A&P, or change to the terms of any A&P equity security other than the issuance of the rollover warrants, pursuant to any employee compensation plan or other benefit plan or under rights existing as of the closing date after giving effect to the merger;

•	repurchases of A&P common stock (other than pursuant to employee stock plans or from Tengelmann pursuant to the Tengelmann Stockholder Agreement);

•	dividends;

•

adoption or amendment of strategic plans, priorities or direction for a period of at least three years, except for amendments not exceeding $10.0 million individually or in the aggregate in any twelve-month period;

•

adoption of or changes to the operating plan or budget, capital expenditures budget, financing plan or any financial goal, except for changes not exceeding $10.0 million individually or in the aggregate in any twelve-month period;

•	appointment or removal of the chairman or appointment (but not removal) of the chief executive officer;

•	dissolution;

•	unbudgeted capital expenditures of more than $10.0 million; and

•	debt incurrences over $50.0 million (other than refinancings of approved debt on consistent terms or terms more favorable to A&P that do not increase the principal amount).

Non-Tengelmann Directors

The approval of a majority of A&P’s board of directors, including a majority of directors who were not designated for nomination by Tengelmann, will be required to approve:

•	transactions between A&P (or its subsidiaries) and Tengelmann (or its subsidiaries or affiliates), other than ordinary course compensation arrangements;

•	actions that must be approved by A&P’s stockholders that would reasonably be expected to adversely and disproportionately affect A&P’s stockholders other than Tengelmann; and

•	changes in A&P’s policies or practices in a manner that would limit or adversely affect the authority of the directors on A&P’s board who were not designated for nomination by Tengelmann.

Warrants and Put Rights

For so long as Tengelmann’s aggregate ownership percentage of A&P common stock calculated to give effect to Tengelmann’s antidilution protection described below is at least 25%, upon exercise by the Yucaipa Investors, A&P may not settle the rollover warrants for stock without the approval of Tengelmann (in addition to any other board or stockholder approval required by law or A&P’s charter or bylaws). In addition, for so long as Tengelmann’s aggregate actual ownership percentage of A&P common stock is at least 10%, Tengelmann will have the right to cause A&P to settle all or a portion of any exercise by the Yucaipa Investors of rollover warrants with A&P common stock purchased by A&P from Tengelmann. Tengelmann’s rights shall be subject to A&P’s satisfaction of an objective liquidity test.

Antidilution Protection

To the extent that any decrease in Tengelmann’s aggregate actual ownership percentage of A&P common stock is the result of issuances of equity securities by A&P, as opposed to dispositions of equity securities by Tengelmann, the decrease will not be taken into account when determining Tengelmann’s aggregate ownership percentage of A&P common stock for purposes of determining the number of directors that Tengelmann is entitled to nominate or whether the approval rights or Tengelmann’s rights with respect to the rollover warrants described above apply, unless such issuances were (i) in connection with a business combination or other acquisition by A&P that was approved by Tengelmann (other than the merger) or (ii) made on or about the closing date of the merger in connection with the merger, as merger consideration, but not in any event by any warrants or options issued in connection with the merger.

Registration Rights

Tengelmann will be entitled to demand registration rights (subject to a $25.0 million minimum threshold) but may not exercise these rights more than twice in any twelve-month period or more than three times in any twenty-four-month period. Tengelmann will also be entitled to piggyback registration rights, subject to customary restrictions and limitations.

Preemptive Rights

For so long as Tengelmann’s aggregate actual ownership percentage of A&P common stock is at least 10%, Tengelmann will be entitled to customary preemptive rights with respect to equity issuances by A&P, other than issuances under the rollover warrants or warrants issued under the 2000 Warrant Agreement, issuances under employee compensation plans or other benefit plans, issuances for consideration other than cash, issuances to Tengelmann, or issuances pursuant to rights or equity existing as of the closing date after giving effect to the merger.

Access to Information

Subject to customary confidentiality provisions, A&P will afford Tengelmann reasonable access to its books and records (including financial records), including to enable Tengelmann to prepare its financial statements and for its financial reporting generally.

Expense Reimbursement

Whether or not the merger is completed, A&P will reimburse Tengelmann for all reasonable out-of-pocket expenses incurred in connection with (i) the merger and the related transactions (including financings) and the Tengelmann Stockholder Agreement and (ii) subject to the authorization of Tengelmann’s activities by the A&P directors who are not Tengelmann nominees, any purchase or sale of more than 15% of A&P’s outstanding common stock, sale of A&P or all or substantially all of A&P’s assets or other business combination, strategic transaction or capital transaction involving A&P.

TENGELMANN VOTING AGREEMENT

The following is a summary of the material provisions of the Stockholder Voting Agreement, dated March 4, 2007, between Pathmark and Tengelmann (the “Tengelmann Voting Agreement”). This summary is qualified in its entirety by reference to the Tengelmann Voting Agreement, which is incorporated by reference in its entirety and attached to this joint proxy statement/prospectus as Annex E. We encourage you to read the agreement in its entirety because it is the legal document that governs the obligations of the parties thereto.

As an inducement to Pathmark to enter into the merger agreement and in connection with the execution and delivery of the merger agreement, Tengelmann entered into the Tengelmann Voting Agreement with Pathmark. As of the date of the Tengelmann Voting Agreement, Tengelmann owned 21,995,371 shares of A&P common stock, representing approximately 53% of the common stock outstanding on that date.

Pursuant to the terms of the Tengelmann Voting Agreement, Tengelmann has agreed to vote all of its A&P common stock (i) in favor of the issuance of A&P common stock in the merger, (ii) in favor of the amendment to the A&P charter to exempt the transactions contemplated by the merger agreement and the agreements entered into in connection therewith from the preemptive rights provisions of the A&P charter, (iii) against any action that would reasonably be expected to result in a breach of the merger agreement and (iv) against any action that would compete with or impair the merger.

The Tengelmann Voting Agreement will terminate upon the earliest to occur of (i) the closing of the merger, (ii) termination of the merger agreement or (iii) the one-year anniversary of the merger agreement.

YUCAIPA WARRANT AGREEMENT

The following is a summary of the material provisions of the Yucaipa Warrant Agreement. This summary is qualified in its entirety by reference to the Yucaipa Warrant Agreement, which is incorporated by reference in its entirety and attached to this joint proxy statement/prospectus as Annex F. We encourage you to read the agreement in its entirety because it is the legal document that governs the obligations of the parties thereto.

As of March 4, 2007, the Yucaipa Investors owned:

•	Pathmark Series A Warrants to purchase 10,060,000 shares of Pathmark common stock with an exercise price of $8.50 per share; and

•	Pathmark Series B Warrants to purchase 15,046,350 shares of Pathmark common stock with an exercise price of $15.00 per share.

Under the terms of the Yucaipa Warrant Agreement entered into in connection with the merger agreement, A&P has agreed to issue the Yucaipa Investors warrants, which we refer to as rollover warrants, to purchase A&P common stock in exchange for the cancellation of warrants to purchase Pathmark common stock. The warrants to acquire Pathmark common stock held by the Yucaipa Investors will be exchanged for rollover warrants to acquire a number of shares of A&P common stock as follows:

•	the Pathmark Series A Warrants will be exchanged for A&P Series A Warrants to purchase an aggregate of 4,657,378 shares of A&P common stock at an exercise price of $18.36 per share; and

•	the Pathmark Series B Warrants will be exchanged for A&P Series B Warrants to purchase an aggregate of 6,965,858 shares of A&P common stock at an exercise price of $32.40 per share.

The A&P Series A Warrants will expire on June 9, 2008 and the A&P Series B Warrants will expire on June 9, 2015.

The rollover warrants will contain the following provisions:

•

The Yucaipa Investors are required to exercise the warrants on a cashless basis, and, at A&P’s discretion, the warrants may be settled by payment of the in-the-money amount of exercised warrants in cash, stock or a combination thereof;

•

if the Yucaipa Investors exercise all of their A&P Series B Warrants, then A&P must settle by payment of the in-the-money amount of such warrants within twenty business days of exercise; provided, however, that if A&P gives notice within twenty business days that it intends to settle in cash, then it may defer payment of up to 50% of the cash payment until the first anniversary of the exercise date, which deferred portion will bear interest at the prime rate after such twenty business-day period; and

•	customary antidilution provisions.

The Yucaipa Warrant Agreement also provides that, until June 9, 2014, the Yucaipa Investors may not exercise A&P Series B Warrants in an aggregate amount in any twelve-month period that is greater than 50% of the amount of A&P Series B Warrants issued to them in connection with the merger, unless (i) such exercise is in connection with a change of control of A&P or (ii) an exercise of all of the Yucaipa Investors’ A&P Series B Warrants then outstanding.

APPROVAL OF THE ADJOURNMENT OR POSTPONEMENT OF THE PATHMARK SPECIAL MEETING (PATHMARK PROPOSAL 2)

Pathmark stockholders are being asked to consider and vote on a proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies. The adoption of the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies requires the affirmative vote of the holders of a majority of the shares of common stock present or represented at the special meeting and entitled to vote thereon. Accordingly, an abstention on the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies will have the same effect as a vote “AGAINST” that proposal, but the failure to attend the meeting and vote in person, to submit a proxy, or to provide voting instructions to your bank, brokerage firm or nominee will have no effect on the outcome of the proposal. The Pathmark board of directors unanimously recommends that Pathmark stockholders vote “FOR” the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies.

APPROVAL OF THE A&P SHARE ISSUANCE (A&P PROPOSAL 1)

In connection with the merger, A&P stockholders are being asked to consider and vote on a proposal to approve the issuance of A&P common stock pursuant to the merger agreement. Stockholder approval of the issuance of A&P common stock pursuant to the merger agreement is required under the rules of the NYSE, which require the affirmative vote of the holders of a majority of shares of A&P common stock cast on such proposal, in person or by proxy, provided that the total votes cast on the proposal represent at least a majority of the outstanding shares of A&P common stock entitled to vote on the proposal. Because approval is based on the affirmative vote of a majority of votes cast, the failure of an A&P stockholder to vote or a broker nonvote will not affect the outcome of the vote on the proposal, assuming more than a majority of the outstanding shares vote on the proposal. Because the NYSE treats abstentions as votes cast with respect to the stock issuance proposal, an abstention will have the same effect as a vote “AGAINST” this proposal. Abstentions and broker nonvotes will be counted for the purposes of determining whether a quorum exists at the A&P special meeting. See “The A&P Special Meeting.”

The A&P board of directors believes that the merger is in the best interests of A&P and its stockholders and has unanimously authorized, declared the advisability of and recommended the merger agreement and the transactions it contemplates. For the factors considered by the A&P board of directors in reaching its decision to approve the merger agreement and the transactions it contemplates, see “Adoption of the Merger Agreement (Pathmark Proposal 1)—The Merger—A&P’s Reasons for the Merger; Recommendation of the A&P Board of Directors.” The A&P board of directors unanimously recommends that A&P stockholders vote “FOR” the proposal to approve the issuance of shares of A&P common stock pursuant to the merger agreement.

APPROVAL OF THE ADJOURNMENT OR POSTPONEMENT OF THE A&P SPECIAL MEETING (A&P PROPOSAL 2)

A&P stockholders are being asked to consider and vote on a proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies. The adoption of the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies requires the affirmative vote of a majority of the votes cast by the holders of A&P common stock at the special meeting. Therefore, an A&P stockholder’s failure to vote, a broker nonvote or an abstention will have no effect on the outcome of the vote on this proposal. The A&P board of directors unanimously recommends that A&P stockholders vote “FOR” the proposal to adjourn or postpone the special meeting, if necessary, to solicit additional proxies.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this document by reference to A&P’s Annual Report on Form 10-K for the year ended February 24, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting of Pathmark incorporated in this joint proxy statement/prospectus by reference from the Annual Report on Form 10-K, as amended, of Pathmark for the year ended and as of February 3, 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (i) express an unqualified opinion on the consolidated financial statements and include an explanatory paragraph relating to the Company’s adoption of SFAS No. 123(R), “Share-Based Payment,” as revised, and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans–an amendment of SFAS No. 87, 88, 106, and 132(R),” (ii) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (iii) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The legality of the A&P common stock offered hereby will be passed upon for A&P by McGuireWoods LLP, Maryland counsel to A&P.

STOCKHOLDER PROPOSALS

A&P plans to hold its annual meeting of stockholders on or around July 19, 2008. In order to be considered for inclusion in A&P’s proxy statement for the annual meeting, stockholder proposals must be received at A&P’s principal executive offices, at The Great Atlantic & Pacific Tea Company, Inc., Two Paragon Drive, Montvale, New Jersey 07645, Telephone: (201) 573-9700, Attention: Secretary, no later than January 26, 2008 and otherwise comply with the requirements of Rule 14a-8 under the Exchange Act.

In accordance with Pathmark’s bylaws, Pathmark stockholders may not submit stockholder proposals to be considered at the Pathmark special meeting. Pathmark plans to hold its annual meeting of stockholders on or around June 14, 2008. In order to be considered for inclusion in Pathmark’s proxy statement for the annual meeting, stockholder proposals must be received at Pathmark’s principal executive offices, at Pathmark Stores, Inc., 200 Milik Street, Carteret, New Jersey 07008, Telephone: (732) 499-3000, Attention: Secretary, no later than January 16, 2008 and otherwise comply with the requirements of Rule 14a-8 under the Exchange Act.

WHERE YOU CAN FIND MORE INFORMATION

Pathmark and A&P file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by A&P or Pathmark at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You can also inspect reports, proxy statements and other information about A&P at the offices of the NYSE, 20 Broad Street, New York, New York 10005. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by A&P and Pathmark, at www.sec.gov. You may also access the SEC filings and obtain other information about A&P and Pathmark through the websites maintained by A&P and Pathmark, which are www.aptea.com and www.pathmark.com, respectively. The information contained in those websites is not incorporated by reference into this joint proxy statement/prospectus.

As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement on Form S-4 filed by A&P to register the shares of stock to be issued in the merger and the exhibits to the registration statement. The SEC allows A&P and Pathmark to “incorporate by reference” information into this joint proxy statement/prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents set forth below that A&P (Commission file number 1-4141) and Pathmark (Commission file number 1-5287) have previously filed with the SEC. These documents contain important information about the companies and their financial condition.

A&P FILINGS WITH THE SEC	PERIOD AND/OR FILING DATE
Annual Report on Form 10-K (including information incorporated therein by reference to A&P’s 2007 Annual Report to Stockholders)	Year ended February 24, 2007, as filed April 25, 2007
Quarterly Report on Form 10-Q	Quarter ended June 16, 2007, as filed July 25, 2007
Amended Quarterly Report on Form 10-Q	Quarter ended September 10, 2005, as filed June 25, 2007
Definitive Proxy Statement on Schedule 14A	Filed May 25, 2007
Current Reports on Form 8-K

Filed February 28, 2007, March 5, 2007, March 6, 2007, March 14, 2007, April 20, 2007, April 25, 2007, April 26, 2007, May 7, 2007, May 21, 2007, May 31, 2007, June 21, 2007, June 25, 2007, July 16, 2007, July 20, 2007, July 23, 2007, August 8, 2007, August 24, 2007, September 19, 2007 and September 20, 2007

PATHMARK FILINGS WITH THE SEC	PERIOD AND/OR FILING DATE
Annual Report on Form 10-K, excluding Item 5 as amended by filing of Form 10-K/A	Year ended February 3, 2007, as filed April 19, 2007
Amendment No. 1 to Annual Report on Form 10K	Filed May 11, 2007
Definitive Proxy Statement on Schedule 14A	Filed May 11, 2007
Definitive Proxy Soliciting Materials on Schedule 14A	Filed March 5, 2007 and March 21, 2007
Quarterly Reports on Form 10-Q	Quarter ended May 5, 2007, as filed June 13, 2007 and Quarter ended August 4, 2007, as filed September 12, 2007
Current Reports on Form 8-K	Filed February 27, 2007, March 5, 2007, April 19, 2007, May 22, 2007, June 13, 2007, June 27, 2007, July 16, 2007, August 8, 2007, August 17, 2007, September 12, 2007 and September 21, 2007

All documents filed by A&P and Pathmark pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, from the date of this joint proxy statement/prospectus to the date of the special meeting shall also be deemed to be incorporated herein by reference.

You may also obtain copies of any document incorporated in this joint proxy statement/prospectus, without charge, by requesting them in writing, by telephone or by e-mail from the appropriate company at the following addresses:

Pathmark Stores, Inc. Investor Relations 200 Milik Street Carteret, New Jersey 07008 Telephone: (732) 499-3000	The Great Atlantic & Pacific Tea Company, Inc. Investor Relations Two Paragon Drive Montvale, New Jersey 07645 Telephone: (201) 573-9700
OR	OR
Mellon Investor Services LLC 480 Washington Boulevard, 27th Floor Jersey City, New Jersey 07310 Telephone: (800) 580-6412	Mackenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 Telephone: (800) 322-2885

Neither A&P nor Pathmark have authorized anyone to give any information or make any representation about the merger that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that are incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER
AND AMENDMENT NO. 1 TO THE
AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER

by and among

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.

and

SAND MERGER CORP.

and

PATHMARK STORES, INC.

Dated as of March 4, 2007

(This Page Intentionally Left Blank)

A-i

A-ii

A-iii

(This Page Intentionally Left Blank)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into and effective as of March 4, 2007, by and among T HE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC., a Maryland corporation (“Parent”), SAND MERGER CORP., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and PATHMARK STORES, INC., a Delaware corporation (the “Company”). Capitalized terms used in this Agreement and not otherwise defined shall have the meanings given to such terms in Article I.

RECITALS

WHEREAS, the Board of Directors of each of Parent, Merger Sub and the Company has approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement, whereby, among other things, each issued and outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) not owned by Parent, Merger Sub or the Company will be converted into the right to receive the Per Share Merger Consideration;

WHEREAS, simultaneously with the execution and delivery of this Agreement, (i) Parent and Yucaipa are entering into the Yucaipa Voting Agreement, the Yucaipa Stockholder Agreement and the Yucaipa Warrant Agreement and (ii) the Company and Tengelmann are entering into the Tengelmann Voting Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I
DEFINITIONS

SECTION 1.1 Definitions. For purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in this Section 1.1:

“13D Group” means any group of Persons formed for the purpose of acquiring, holding, voting or disposing of Voting Stock of another Person that would be required under Section 13(d) of the Exchange Act (as in effect on, and based on legal interpretations thereof existing on, the date hereof), to file a statement on Schedule 13D with the SEC as a “person” within the meaning of Section 13(d)(3) of the Exchange Act if such group beneficially owned Voting Stock representing more than 5% of any class of Voting Stock of such other Person then outstanding.

“2000 Warrant Agreement” means the Warrant Agreement dated as of September 19, 2000 between the Company and ChaseMellon Shareholder Services, LLC.

“2000 Warrants” means the warrants issued by the Company pursuant to the 2000 Warrant Agreement.

“2005 Warrant Agreement” means the Warrant Agreement dated as of June 9, 2005 among the Company, Yucaipa and the other parties thereto.

“2005 Warrants” means the warrants issued by the Company pursuant to the 2005 Warrant Agreement.

“Action” means any action, cause of action, claim, prosecution, investigation, suit, litigation, grievance, arbitration or other proceeding, whether civil, criminal or administrative, at Law or in equity, by or before any Governmental Entity.

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Agreement and Plan of Merger, as the same may be amended or supplemented.

“Allocated Amount” for each Facility specified in Section 1.1(a) of the Parent Disclosure Letter or Section 1.1(a) of the Company Disclosure Letter means the amount set forth next to such Facility in Section 1.1(a) of the Parent Disclosure Letter or Section 1.1(a) of the Company Disclosure Letter, as the case may be.

“Ancillary Agreements” means the Tengelmann Voting Agreement, the Yucaipa Stockholder Agreement, the Yucaipa Voting Agreement and the Yucaipa Warrant Agreement.

“Antitrust Law” means the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other applicable competition, merger control, antitrust, trade regulation or similar transnational, national, federal or state, domestic or foreign Laws, and other Laws and administrative and judicial doctrines that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Antitrust Termination Determination” means that the Board of Directors of Parent shall have determined in good faith, after consultation with its outside counsel, that it is reasonably likely that Parent, Merger Sub and/or the Company (in the aggregate) would be required to divest, sell, transfer and/or otherwise dispose of stores, businesses or other assets of Parent and/or the Company or of any of their Subsidiaries with aggregated Allocated Amounts in excess of the Threshold Amount in order to consummate the transactions contemplated by this Agreement.

“Business Day” means any day, other than a Saturday, Sunday or a day on which the banks or national securities exchanges located in New York, New York shall be authorized or required by Law to close.

“Charter” means the Parent’s Amended and Restated Certificate of Incorporation, as amended.

“Company Budgets” means, collectively, the Pathmark Stores, Inc. 2007 Annual Operating Plan, the Pathmark Stores, Inc. 2007 Capital Plan and the Pathmark Stores, Inc. 2008 and 2009 Long Range Plan, in each case as set forth in Section 1.1 (b) of the Company Disclosure Letter.

“Company Credit Agreement” means the Credit Agreement dated as of October 1, 2004 among the Company, as borrower, Banc of America Securities LLC, as arranger, Fleet Retail Group, Inc., as administrative agent and collateral agent, GMAC Commercial Finance LLC and General Electric Capital Corporation, as co-documentation agents, the CIT Group/Business Credit, Inc., as syndication agent, and the other agents and lenders parties thereto (including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements or modifications thereto not prohibited by Section 6.1(d)).

“Company Disclosure Letter” means the disclosure letter of the Company referred to in Article IV.

“Company Material Adverse Effect” means any change, event or circumstance that, individually or in the aggregate with all other changes, events and circumstances, has a material adverse effect on the business, results of operations, condition (financial or otherwise), assets or liabilities of the Company and its Subsidiaries, taken as a whole, other than any change, event or circumstance arising out of: (i) general economic, legal, regulatory or political conditions in the United States of America or geographic regions in which the Company and its Subsidiaries operate, except to the extent that the Company or its Subsidiaries are disproportionately affected thereby; (ii) conditions generally affecting the industries in which the Company and its Subsidiaries operate, except to the extent that the Company or its Subsidiaries are disproportionately affected thereby; (iii) the announcement or pendency of the Merger or the entry into this Agreement or the Ancillary Agreements; (iv) any decrease in the market price of the Company Common Stock in and of itself (but not any change, event or circumstance that may be underlying such decrease to the extent that such change, event or circumstance would otherwise constitute a Company Material Adverse Effect);

(v) any changes in the securities markets generally, except to the extent that the Company or its Subsidiaries are disproportionately affected thereby; (vi) the commencement or escalation of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, except to the extent that the Company or its Subsidiaries are disproportionately affected thereby; (vii) earthquakes, hurricanes or other natural disasters, except to the extent that the Company or its Subsidiaries are disproportionately affected thereby; (viii) compliance with the requirements of changes in Law or GAAP or any interpretation thereof; (ix) (A) proposing, negotiating, committing to or effecting, by consent decree, hold separate order or otherwise, the sale, transfer, divestiture or disposition of stores, businesses or other assets arising from the parties’ compliance with their obligations under Section 6.6, (B) otherwise taking or committing to take actions that limit or would limit Parent’s, Merger Sub’s or its Subsidiaries’ (including, after the Effective Time, the Company’s and its Subsidiaries’ as Subsidiaries of Parent) freedom of action with respect to, or their ability to retain, one or more of their respective stores, businesses, product lines or assets arising from the parties’ compliance with their obligations under Section 6.6, or (C) the application of Antitrust Laws (including any Action or Judgment arising under Antitrust Laws) to the transactions contemplated by this Agreement or the Ancillary Agreements; or (x) (A) as a result of the Company’s entry into, and as permitted by, this Agreement, the payment of any amounts due to, or the provision of any other benefits (including benefits relating to acceleration of stock options) to, any officers or employees under the employment contracts, non-competition agreements, employee benefit plans, severance arrangements or other arrangements set forth in Section 1.1(c) of the Company Disclosure Letter (except to the extent that payments under such contracts, agreements, plans or arrangements solely for retention exceed the estimated retention payments set forth in Section 1.1(c) of the Company Disclosure Letter) or (B) the incurrence by the Company of out-of-pocket fees and expenses (including legal, accounting, investment banking and other fees and expenses) in connection with the transactions contemplated by this Agreement (except to the extent that fees and expenses for legal, accounting and other exceed the estimated amount, or with respect to investment banking and financial advisory fees the specified amount, set forth in Section 1.1(d) of the Company Disclosure Letter).

“Company Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, incentive, stock option, stock purchase, restricted stock, phantom stock or other stock-based compensation, deferred compensation, medical, life insurance, disability, fringe benefit, supplemental executive retirement, severance or other benefit plans, programs, policies, practices, trusts or arrangements, and all employment, termination, severance, change in control, compensation or other Contracts or agreements, to which the Company or any of its ERISA Affiliates is a party, or which are sponsored, maintained or contributed to by the Company or any of its ERISA Affiliates or as to which the Company or any of its ERISA Affiliates has any liability and any material Contracts, arrangements, agreements, policies, practices or understandings between the Company or any of its ERISA Affiliates and any current or former employee, director or consultant of the Company or of any of its Subsidiaries, including any Contracts, arrangements or understandings relating to a change in control of the Company; provided, however, that the term “Company Plans” shall exclude any plan that is a multiemployer plan as defined in Section 3(37) or 4001(a)(3) of ERISA.

“Company Proposal” means any inquiry, proposal or offer from any Third Party or 13D Group relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of transactions, of (A) 20% or more (based on the fair market value thereof, as determined by the Board of Directors of the Company) of the assets (including capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole (other than sales of inventory in the ordinary course and other than inquiries, proposals and offers to acquire or purchase assets in connection with the parties’ obligations under Section 6.6(e)), or (B) 20% or more of the outstanding shares of the Company Common Stock; (ii) any tender offer or exchange offer that, if consummated, would result in any Third Party or 13D Group owning, directly or indirectly, 20% or more of the outstanding shares of the Company Common Stock; or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving the Company pursuant to which any Third Party (or the shareholders of any

Third Party) or 13D Group would own, directly or indirectly, 20% or more of any class of equity securities of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity, other than, in each case, the transactions contemplated by this Agreement.

“Company SEC Reports” means the forms and reports filed by the Company with the SEC since January 31, 2004.

“Company Stock Plans” means the Amended and Restated 2000 Employee Equity Plan, the Amended and Restated 2000 Non-Employee Directors’ Equity Plan, the Stock Option Award Agreements between the Company and John Standley and Kenneth Martindale, and the Restricted Stock Award Agreements between the Company and John Standley and Kenneth Martindale.

“Confidentiality Agreement” means the letter agreement between the Company and Parent dated December 20, 2006.

“Contract” means any contract, agreement, commitment, lease, purchase order, license, mortgage, indenture, note, bond, concession agreement, franchise agreement or other instrument, including all amendments thereto.

“Copyrights” means all rights in a work of authorship and all copyrights (including all registrations and applications to register the same).

“Electronic Data Room” means the DataSite electronic data room maintained by the Company in connection with the transactions contemplated by this Agreement and the Ancillary Agreements and to which Parent and Merger Sub have been given access, as such data room was constituted immediately prior to the execution of this Agreement.

“Encumbrance” means any lien, encumbrance, security interest, pledge, mortgage, hypothecation, charge, restriction on transfer of title, adverse claim, title retention agreement of any nature or kind, or other encumbrance, except for any restrictions arising under any applicable securities Laws.

“Environment” means ambient air, indoor air, surface water, groundwater and surface and subsurface strata and natural resources such as wetlands, flora and fauna.

“Environmental Law” means any Law and the common law relating to (i) pollution or the protection of the Environment, (ii) the protection of human health and safety as it pertains to Hazardous Materials, or (iii) the generation, handling, use, presence, treatment, transport, storage, disposal or Release of any Hazardous Materials.

“ERISA Affiliate” means any trade or business, whether or not incorporated, which together with the Company or Parent, as applicable, would be deemed a “single employer” within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Executive Officer” means any individual who would be required to be identified as a “named executive officer” in any proxy statement filed by the Company with the SEC.

“Existing Notes” means the Company’s 8 3/4% Senior Subordinated Notes due 2012 outstanding on the date hereof.

“Existing Stockholders’ Agreement” means the Amended and Restated Stockholders’ Agreement dated as of November 30, 2005 among the Company and Yucaipa.

“Facilities” means any store, office, plant or warehouse owned or leased by Parent or any of its Subsidiaries and/or by the Company or any of its Subsidiaries.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time.

“Governmental Entity” means any domestic or foreign, transnational, national, federal, state, municipal or local government, or any other domestic or foreign governmental, regulatory or administrative authority, or any agency, board, department, commission, court, tribunal or instrumentality thereof.

“Hazardous Materials” means any pollutant, contaminant, waste, chemical, compound, substance or material, including any petroleum or petroleum product or by-product, asbestos-containing material, urea formaldehyde foam insulation, or mold, regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication: (i) (A) indebtedness for borrowed money, (B) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (C) all obligations of such Person under interest rate or currency hedging transactions (valued at the termination value thereof), (D) all letters of credit issued for the account of such Person and (E) obligations of such Person to pay rent or other amounts under any lease of real property or personal property, which obligations are required to be classified as capital leases in accordance with GAAP; (ii) indebtedness for borrowed money of any other Person guaranteed, directly or indirectly, in any manner by such Person; and (iii) indebtedness of the type described in clause (i) above secured by any Encumbrance upon property owned by such Person, even though such Person has not in any manner become liable for the payment of such indebtedness; provided, however, that Indebtedness shall not be deemed to include (A) any accounts payable or trade payables incurred in the ordinary course of business of such Person, or (B) any intercompany indebtedness between any Person and any wholly owned Subsidiary of such Person or between any wholly owned Subsidiaries of such Person.

“Initiation Date” means the date the Joint Proxy Statement is first mailed to the Company’s stockholders and Parent’s stockholders.

“Intellectual Property” means all Trademarks, Patents, Copyrights, Trade Secrets, service marks, service mark rights, computer programs, moral rights and the benefits of any waivers of moral rights and any other proprietary intellectual property rights.

“Judgment” means any applicable judgment, order or decree of any Governmental Entity.

“Labor Laws” means any applicable Law relating to employment standards, employee rights, health and safety, labor relations, workplace safety and insurance and/or pay equity.

“Law” means any applicable statute, code, rule, regulation, ordinance, Judgment, or other pronouncement of any Governmental Entity having the effect of law.

“Marketing Period” means the first period of 20 consecutive calendar days after the Initiation Date (i) throughout and at the end of which (A) Parent and its financing sources shall have the Required Information and (B) nothing has occurred and no condition exists that would cause any of the conditions set forth in Sections 7.1(b), 7.1(d), 7.2(a) and 7.2(b) to fail to be satisfied assuming the Closing were to be scheduled for any time during such 20-consecutive-calendar-day period, and (ii) at the end of which the other conditions set forth in Sections 7.1 and 7.2 shall be satisfied (other than those conditions that by their terms are to be satisfied at the Closing); provided that (v) the Marketing Period shall end no earlier than five Business Days after the later to occur of (A) the date the Company Stockholder Approval is obtained and (B) the date the Parent Stockholder Approval is obtained; (w) the Marketing Period shall end on any earlier date that is the date on which the Financing is consummated; (x) for purposes of calculating such 20-consecutive-calendar-day period, the periods from and including August 17 through and including September 3, 2007 and from and including December 21, 2007 through and including January 1, 2008 shall not be counted or taken into account; (y) the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, (A) the Company’s independent registered accounting firm shall have withdrawn its audit opinion with respect to any financial statements contained in the Required Information, in which case the Marketing Period will not be deemed to commence, at the earliest, unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements for the applicable periods by the Company’s independent registered accounting firm or another independent registered accounting firm reasonably acceptable to Parent, (B) the Company shall have publicly announced any intention to restate any of its financial information, in which case the Marketing Period will not be deemed to commence, at the earliest, unless and until such restatement has been completed and the Company SEC Reports have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP or (C) the Company shall have failed to file any Form 10-K or Form 10-Q with the SEC by the date required under the Exchange Act, in which case the Marketing Period will not be deemed to commence, at the earliest, unless and until all such reports have been filed; and (z) if the financial statements included in the Required Information that is available to Parent on the first day of any such 20-consecutive-calendar-day period would not be sufficiently current on any day during such 20-consecutive-calendar-day period to permit (i) if the Financing is being effected pursuant to a public offering, a registration statement using such financial statements to be declared effective by the SEC on the last day of the 20-consecutive-calendar-day period or (ii) the Company’s independent registered accounting firm to issue a customary comfort letter to purchasers (in accordance with its normal practices and procedures) on the last day of the 20-consecutive-calendar-day period, then a new 20-consecutive-calendar-day period shall commence upon Parent receiving updated Required Information that would be sufficiently current to permit the actions described in (i) if applicable, and (ii) on the last day of such 20-consecutive-calendar-day period.

“NYSE” means the New York Stock Exchange.

“Parent Common Stock” means the common stock, par value $1.00 per share, of Parent.

“Parent Disclosure Letter” means the disclosure letter of Parent and Merger Sub referred to in Article V.

“Parent Material Adverse Effect” means any change, event or circumstance that, individually or in the aggregate with all other changes, events and circumstances, has a material adverse effect on the business, results of operations, condition (financial or otherwise), assets or liabilities of Parent and its Subsidiaries, taken as a whole, other than any change, event or circumstance arising out of: (i) general economic, legal, regulatory or political conditions in the United States of America or geographic regions in which Parent and its Subsidiaries operate, except to the extent that Parent or its Subsidiaries are disproportionately affected thereby; (ii) conditions generally affecting the industries in which Parent and its Subsidiaries operate, except to the extent that Parent or its Subsidiaries are disproportionately affected thereby; (iii) the announcement or pendency of the Merger or the entry into this Agreement or the Ancillary Agreements; (iv) any decrease in the market price of the Parent Common Stock in and of itself (but not any change, event or circumstance that may be underlying such decrease to the extent that such change, event or circumstance would otherwise constitute a Parent Material Adverse Effect); (v) any changes in the securities markets generally, except to the extent that Parent or its Subsidiaries are disproportionately affected thereby; (vi) the commencement or escalation of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, except to the extent that Parent or its Subsidiaries are disproportionately affected thereby; (vii) earthquakes, hurricanes or other natural disasters, except to the extent that Parent or its Subsidiaries are disproportionately affected thereby; (viii) compliance with the requirements of changes in Law or GAAP or any interpretation thereof; (ix) sales of Facilities (or agreements or plans to sell Facilities) that arise from the parties’ compliance with their obligations under Section 6.6; or (x) any Action brought by any Governmental Entity under any Antitrust Law relating to the transactions contemplated by this Agreement and the Ancillary Agreements.

“Parent Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, incentive, stock option, stock purchase, restricted stock, phantom stock or other stock-based compensation, deferred compensation, medical, life insurance, disability, fringe benefit, supplemental executive retirement, severance or other benefit plans, programs, policies, practices, trusts or arrangements, and all employment, termination, severance, change in control, compensation or other Contracts or agreements, to which Parent or any of its ERISA Affiliates is a party, or which are sponsored, maintained or contributed to by Parent or any of its ERISA Affiliates or as to which Parent or any of its ERISA Affiliates has any liability and any material Contracts, arrangements, agreements, policies, practices or understandings between Parent or any of its ERISA Affiliates and any current or former employee, director or consultant of Parent or of any of its Subsidiaries, including any Contracts, arrangements or understandings relating to a change in control of Parent; provided, however, that the term “Parent Plans” shall exclude any plan that is a multiemployer plan as defined in Section 3(37) or 4001(a)(3) of ERISA.

“Parent SEC Reports” means the forms, reports and documents (including all exhibits) filed by Parent with the SEC since February 28, 2004.

“Patents” means all patents, patent rights and patent applications, including divisions, continuations, continuations-in-part, reissues, re-examinations, and all extensions thereof.

“Permits” means, collectively, all applicable consents, approvals, permits, orders, authorizations, licenses and registrations from Governmental Entities.

“Permitted Encumbrance” means: (i) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, construction and other Encumbrances arising or incurred in the ordinary course of business and not yet due and payable or being contested in good faith by appropriate proceedings; (ii) Encumbrances for Taxes, utilities and other governmental charges that, in each case, are not yet due or payable, are being contested in good faith by appropriate proceedings or may thereafter be paid without giving rise to any material penalty or material additional cost or liability; (iii) matters of record or registered Encumbrances affecting title to any owned or leased real property of a Person and its Subsidiaries; (iv) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities that do not individually or in the aggregate materially and adversely affect the use of the owned or leased Real Property of a Person and its Subsidiaries affected thereby as currently used in the business of such Person and its Subsidiaries; (v) statutory Encumbrances of landlords for amounts not yet due and payable; (vi) Encumbrances arising under conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business generally consistent with past practice; (vii) defects, irregularities or imperfections of title and other Encumbrances which, individually or in the aggregate, do not materially impair the continued use (in a manner generally consistent with current use in the business of the Person and its Subsidiaries) of the asset or property to which they relate; and (viii) (A) with respect to the Company and its Subsidiaries, Encumbrances arising under the Company Credit Agreement and (B) with respect to Parent and its Subsidiaries, Encumbrances arising under any credit agreement existing as of the date hereof.

“Person” means an association, a corporation, an individual, a partnership, a limited partnership, a limited liability company, an unlimited liability company, a trust or any other entity or organization, including a Governmental Entity.

“Preemptive Rights Charter Amendment” means an amendment to the preemptive right of stockholders of Parent set forth in Article 7 of Parent’s Charter, which amendment specifically exempts the transactions contemplated by this Agreement and the Ancillary Agreements from the application of Article 7 but otherwise does not alter such preemptive rights; provided that no such amendment shall be necessary if Article 7 has been previously eliminated from Parent’s Charter.

“Registered Intellectual Property” means all (i) registered trademarks and service marks and applications therefor, (ii) registered copyrights and applications therefor, (iii) issued patents and patent applications and (iv) domain names, in each case, that are owned by the Company or any of its Subsidiaries and are material to the conduct of the business of the Company and its Subsidiaries.

“Release” means any spilling, leaking, pumping, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping or disposing of Hazardous Materials (including the abandonment or discarding of barrels, containers or other closed receptacles containing Hazardous Materials) into or through the Environment or into or out of any real property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Representatives” means the directors, officers, employees, agents, investment bankers, financing sources (with respect to Parent and Merger Sub only), attorneys, accountants and advisors of either Parent and Merger Sub, on the one hand, or the Company, on the other hand, as the context requires. Yucaipa and its controlled and controlling Affiliates shall be deemed to be Representatives of the Company, and Tengelmann and its controlled and controlling Affiliates shall be deemed to be Representatives of Parent and Merger Sub.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“SOX” means the Sarbanes-Oxley Act of 2002.

“Subsidiary” of any Person means, on any date, any Person (i) the accounts of which would be consolidated with and into those of the applicable Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP or (ii) of which (A) securities or other ownership interests representing more than 50% of the equity or (B) more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests, as of such date, are owned, controlled or held by the applicable Person or one or more Subsidiaries of such Person.

“Superior Proposal” means any bona fide Company Proposal ( provided that the applicable percentages in the definition of “Company Proposal” shall be 50% as opposed to 20%) which the Board of Directors of the Company determines in good faith (after consultation with its financial advisors and outside counsel) (i) is reasonably likely to be consummated taking into the account the Third Party or 13D Group making such Company Proposal and all financial, legal, regulatory and other aspects of such Company Proposal and (ii) would, if consummated, reasonably be expected to result in a transaction that is more favorable to the stockholders of the Company than the Merger, taking into account all financial, legal, regulatory and other aspects of such Company Proposal and of this Agreement.

“Tax” means any foreign, federal, state or local income, sales and use, excise, franchise, real and personal property, gross receipt, capital stock, production, business and occupation, disability, estimated, employment, payroll, severance or withholding tax or other tax, duty, fee, impost, levy, assessment or charge imposed by any taxing authority, and any interest or penalties and other additions to tax related thereto.

“Tax Returns” means any return, report, declaration, information return or other document required to be filed with any Tax authority with respect to Taxes, including any amendments thereof.

“Tengelmann” means Tengelmann Warenhandelsgesellschaft KG.

“Tengelmann Voting Agreement” means the Stockholder Voting Agreement between the Company and Tengelmann dated as of the date of this Agreement.

“Third Party” means any Person other than Parent, the Company or any of their respective Affiliates.

“Threshold Amount” means $36.0 million.

“Trade Secrets” means all proprietary, confidential information, formulas, processes, data, know-how, devices or compilations of information used in a business that confer a competitive advantage over those in similar businesses who do not possess them or know how to use them.

“Trademarks” means all trademarks, trademark rights, trade names, trade name rights, brands, logos, trade dress, business names and Internet domain names, together with the goodwill associated with any of the foregoing, all registrations and applications for registration of the foregoing.

“Trading Day” means (i) for so long as Parent Common Stock is listed or admitted for trading on the NYSE or another national securities exchange, a day on which the NYSE or such other national securities exchange is open for business and trading in Parent Common Stock is not suspended or restricted or (ii) if Parent Common Stock ceases to be so listed, any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by Law or executive order to close.

“Transfer Taxes” means any sales, use, stock transfer, real property transfer, real property gains, stamp, documentary or similar taxes together with any interest or other additions to tax related thereto.

“Voting Stock” of any Person means securities having the right to vote generally in any election of directors or comparable governing Persons of such Person or any securities convertible into or exchangeable for any securities having such right.

“Yucaipa” means, collectively, Yucaipa Corporate Initiatives Fund I, L.P., Yucaipa American Alliance Fund I, L.P. and Yucaipa American Alliance (Parallel) Fund I, L.P.

“Yucaipa Stockholder Agreement” means the Yucaipa Stockholder Agreement between Parent and Yucaipa dated as of the date of this Agreement and effective as of the Effective Time.

“Yucaipa Voting Agreement” means the Stockholder Voting Agreement between Parent and Yucaipa dated as of the date of this Agreement.

“Yucaipa Warrant Agreement” means the Amended and Restated Warrant Agreement between Parent and Yucaipa dated as of the date of this Agreement and effective as of the Effective Time.

SECTION 1.2 Additional Definitions. For purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in the identified Section:

Term	Section
Adverse Recommendation Change	6.3(c)
Aggregate Merger Consideration	3.1(c)
Antitrust Condition	8.1(b)(i)
Certificate of Merger	2.3
Closing	2.2
Closing Date	2.2
Code	3.2(g)
Collective Bargaining Agreement	4.9
Company	Preamble
Company Closing Price	3.3(a)(ii)
Company Common Stock	Recitals
Company Contracts	4.12(a)
Company Indemnitees	6.7(a)
Company Leases	4.4(b)
Company Multiemployer Plans	4.10(a)(ii)
Company Stockholder Approval	4.2(a)(ii)
Company Stockholders Meeting	6.4(a)
Company Tenant Lease	4.4(b)
Company Title IV Plan	4.10(d)
Consent Solicitation	6.11(a)
Continuing Employees	6.14(a)
Debt Tender Offer	6.11(a)
DGCL	2.1
Discharge	6.11(b)
Dissent Shares	3.1(d)
Dissenters’ Rights Statute	3.1(d)
Effective Time	2.3
ERISA	1.1
Exchange Agent	3.2(a)
Extension Termination Financing	6.5(a)
Financing Commitments	5.17
Form S-4	6.10(a)
Indenture	6.11(a)
IRS	4.10(a)(iii)
Joint Proxy Statement	6.10(a)
Merger	Recitals
Merger Sub	Preamble

Term	Section
MGCL	4.20
Nine-Month Termination Fee	8.2(d)
Notice of Adverse Change	6.3(c)
One-Year Termination Fee	8.2(e)
Option Exchange Ratio	3.3(a)(iii)
Outside Date	8.1(b)(i)
Owned Real Property	4.4(a)
Parent	Preamble
Parent Multiemployer Plans	5.10(b)
Parent Stockholder Approval	5.2(a)
Parent Stockholders Meeting	6.4(b)
Parent Title IV Plan	5.10(c)
PBGC	4.10(d)
Per Share Cash Consideration	3.1(c)
Per Share Merger Consideration	3.1(c)
Per Share Stock Consideration	3.1(c)
Permanent Restraint	8.1(b)(iv)
Pre-Amendment Option	3.3(a)(iii)
Real Property	4.4(c)
Required Information	6.5(b)(v)
Restraints	7.1(c)
Share Issuance	5.2(a)
Stock Option	3.3(a)(i)
Surviving Corporation	2.1
Voting Debt	4.3(a)

ARTICLE II
THE MERGER

SECTION 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL. The Merger otherwise shall have the effects set forth in Section 3.1 and in the DGCL.

SECTION 2.2 The Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m. on a date to be specified by the parties which shall be no later than the second Business Day after satisfaction or, to the extent permitted by Law, waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), at the offices of Cahill Gordon & Reindel llp, 80 Pine Street, New York, New York 10005, unless another date or place is agreed to in writing by the parties hereto; provided, however, that, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (excluding conditions that cannot be satisfied until the Closing but subject to the satisfaction or waiver of such conditions at the Closing), the Closing shall occur on the earlier of (a) a date during the Marketing Period specified by Parent on no less than two Business Days’ notice to the Company and (b) the final day of the Marketing Period (subject in each case to the satisfaction or waiver of all the conditions set forth in Article VII as of the date determined pursuant to this proviso); provided, further, that this Agreement may be terminated pursuant to and in accordance with Section 8.1 hereof, regardless of whether the final day of the Marketing Period shall have occurred before such termination. The date upon which the Closing shall occur is referred to herein as the “Closing Date.”

SECTION 2.3 Effective Time. Subject to the provisions of this Agreement, on the Closing Date or as soon as practicable thereafter the Company, Parent and Merger Sub shall file the certificate of merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of Delaware, if filed on the Closing Date or at such other time as Parent, Merger Sub and the Company shall agree and shall specify in the Certificate of Merger (the time the Merger becomes effective, being referred to herein as the “Effective Time”).

SECTION 2.4 Certificate of Incorporation and By-Laws. At the Effective Time,

(a) the Amended and Restated Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law; and

(b) the By-Laws of the Company as in effect immediately prior to the Effective Time shall be the By-Laws of the Surviving Corporation until thereafter changed or amended as provided by the Certificate of Incorporation of the Surviving Corporation, such By-Laws or applicable Law.

SECTION 2.5 New Director of Parent. At the Effective Time, the individual named in Section 2.5 of the Company Disclosure Letter shall be appointed to the Board of Directors of Parent (which Board shall, if necessary, be increased in size in connection with such appointment) to hold office, subject to the applicable provisions of the Charter and By-Laws of Parent, until such director’s death, resignation or removal or until such director’s successor is duly elected and qualified, as the case may be; provided, however, if such individual is employed by or a director of a competitor of Parent as of the Effective Time, then such individual shall not be appointed to the Board of Directors of Parent and instead one independent director serving on the Board of Directors of the Company as of the date of this Agreement, nominated by the Board of Directors of the Company (other than any Representative of Yucaipa or any nominee designated by Yucaipa or any of its Representatives) and determined by the independent directors of the Board of Directors of Parent to be independent within the meaning of Parent’s Corporate Governance Guidelines (as located on the date of this Agreement at Parent’s website), shall be appointed to the Board of Directors of Parent to hold office, subject to the applicable provisions of the Charter and By-Laws of Parent, until such director’s death, resignation or removal or until such director’s successor is duly elected and qualified, as the case may be.

SECTION 2.6 Directors. Immediately prior to the Effective Time, the Company shall cause the members of the Company’s Board of Directors to resign from their positions as such. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each of such directors to hold office, subject to the applicable provisions of the Certificate of Incorporation and By-Laws of the Surviving Corporation, until such director’s death, resignation or removal or until such director’s successor is duly elected and qualified, as the case may be.

SECTION 2.7 Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each of such officers to hold office, subject to the applicable provisions of the Certificate of Incorporation and By-Laws of the Surviving Corporation, until such officer’s death, resignation or removal or until such officer’s successor is duly elected and qualified, as the case may be.

ARTICLE III
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
CONSTITUENT CORPORATIONS

SECTION 3.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a) Common Stock of Merger Sub. Each issued and outstanding share of common stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b) Cancellation of Treasury Stock. Each share of Company Common Stock owned by the Company, any Subsidiary of the Company, Parent or any Subsidiary of Parent shall automatically be canceled and retired and shall cease to exist and no payment shall be made with respect thereto.

(c) Conversion of Company Common Stock. Except as otherwise provided in Sections 3.1(d) and 3.2(d) and other than shares to be canceled in accordance with Section 3.1(b), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive without interest 0.12963 of a validly issued, fully paid and nonassessable share of Parent Common Stock (the “Per Share Stock Consideration”) and $9.00 in cash (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration and any cash paid in lieu of fractional shares of Parent Common Stock as contemplated by Section 3.2(d), the “Per Share Merger Consideration”; the aggregate Per Share Cash Consideration and the aggregate Per Share Stock Consideration into which all shares of Company Common Stock may be converted pursuant to this Section 3.1 is referred to herein as the “Aggregate Merger Consideration”). At the Effective Time, all shares of Company Common Stock converted into the Per Share Merger Consideration pursuant to this Article III shall automatically be canceled, cease to exist and no longer be outstanding, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration upon the surrender of such certificate in accordance with Section 3.2(b) and in each case without interest.

(d) Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares pursuant to Section 262 of the DGCL (the “Dissenters’ Rights Statute”) who did not vote in favor of the Merger or consent thereto in writing and who complies in all other respects with the Dissenters’ Rights Statute (such shares, “Dissent Shares”) shall not be converted into the right to receive the Per Share Merger Consideration as provided in Section 3.1(c), but the holders of Dissent Shares shall instead be entitled to receive payment of the fair value of such Dissent Shares in accordance with the Dissenters’ Rights Statute; provided, however, that if any such holder shall fail to perfect or otherwise shall validly waive, withdraw or lose the right to receive payment of the fair value of such Dissent Shares under the Dissenters’ Rights Statute, then the right of such holder to be paid the fair value of such holder’s Dissent Shares shall cease and such Dissent Shares shall be deemed to have been converted at the Effective Time into, and to have become exchangeable solely for, the right to receive the Per Share Merger Consideration, without interest, as provided in Section 3.1(c). At the Effective Time, all Dissent Shares shall automatically be canceled, cease to exist and no longer be outstanding, and each holder of a certificate that immediately prior to the Effective Time represented any Dissent Shares shall cease to have any rights with respect thereto, except the right to receive either payment of the fair value of such Dissent Shares in accordance with the Dissenters’ Rights Statute or the Per Share Merger Consideration, as the case may be, upon the surrender of such certificate in accordance with Section 3.2(b) (without interest). The Company shall give prompt notice to Parent of any written demands and any other instruments served pursuant to the Dissenters’ Rights Statute received by the Company relating to rights of appraisal under the Dissenters’ Rights Statute, and Parent shall have the right to control all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands or agree to do any of the foregoing. Each holder of Dissent Shares who becomes entitled to payment for such shares pursuant to the Dissenters’ Rights Statute shall receive payment therefor from the Surviving Corporation in accordance with the Dissenters’ Rights Statute.

SECTION 3.2 Payment to Company Stockholders.

(a) The Company shall appoint American Stock Transfer and Trust Company to be the Company’s exchange agent (the “Exchange Agent”) for the purpose of exchanging the Per Share Merger Consideration for certificates formerly representing Company Common Stock. Immediately prior to the Effective Time, Parent shall deposit with the Exchange Agent cash and Parent Common Stock in an amount equal to the Aggregate Merger Consideration to be paid in respect of all shares of Company Common Stock outstanding immediately prior to the Merger and authorize the Exchange Agent to issue shares of Parent Common Stock upon the exchange of certificates formerly representing Company Common Stock therefor. Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each holder of Company Common Stock immediately prior to the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates formerly representing Company Common Stock to the Exchange Agent) for use in such exchange.

(b) Each holder of shares of Company Common Stock that have been converted into the right to receive the Per Share Merger Consideration shall be entitled to receive, upon surrender to the Exchange Agent of a certificate formerly representing Company Common Stock, together with a properly completed letter of transmittal, the Per Share Merger Consideration, without interest, payable for each share of Company Common Stock formerly represented by such certificate. Until so surrendered or transferred, as the case may be, each such certificate shall represent after the Effective Time for all purposes only the right to receive such Per Share Merger Consideration.

(c) If any portion of the applicable Per Share Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered certificate formerly representing Company Common Stock is registered, it shall be a condition to such payment that (i) either such certificate shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall pay to the Exchange Agent any Transfer Taxes or other Taxes required as a result of such payment to a Person other than the registered holder of such certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) No fractional shares of Parent Common Stock shall be issued in the Merger, and fractional share interests of Parent Common Stock shall not entitle the owner thereof to vote or to any rights of a holder of Parent Common Stock. For purposes of this Section 3.2(d), the fractional shares of Parent Common Stock of a single record holder shall be determined after aggregating all certificates and shares of such holder and calculations shall be rounded to five decimal places. Each holder who would otherwise be entitled to receive fractional shares of Parent Common Stock but for this Section 3.2(d) shall be entitled to receive, in lieu thereof, an amount in cash equal to the product of (i) the number of such fractional shares of Parent Common Stock held by such holder and (ii) (A) the Per Share Cash Consideration plus (B) (x) the Per Share Stock Consideration multiplied by (y) the closing price of the Parent Common Stock on the NYSE (regular way) on the Trading Day immediately prior to the Effective Time.

(e) After the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock or of certificates formerly representing shares of Company Common Stock. If, after the Effective Time, certificates formerly representing Company Common Stock are presented to the Surviving Corporation, they shall be canceled and exchanged for the Per Share Merger Consideration provided for, and in accordance with the procedures set forth, in this Article III.

(f) Any portion of the Aggregate Merger Consideration deposited with the Exchange Agent pursuant to Section 3.2(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of Company Common Stock 180 days after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged certificates formerly representing Company Common Stock for the Per Share Merger Consideration in accordance with this Section 3.2 prior to that time shall thereafter look only to Parent and the Surviving Corporation for payment of the Per Share Merger Consideration in respect of such certificates formerly representing Company Common Stock without any interest thereon, but such holders shall have no greater rights against Parent and the Surviving Corporation with respect thereto than are accorded to general creditors of

Parent and the Surviving Corporation under applicable Law. Notwithstanding the foregoing, Parent, the Surviving Corporation and the Exchange Agent shall not be liable to any holder of certificates formerly representing Company Common Stock for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar Laws. If any certificates formerly representing Company Common Stock have not been surrendered prior to the date five years after the Effective Time (or immediately prior to such earlier date on which any Per Share Merger Consideration or any dividends or distributions with respect to Parent Common Stock as contemplated by Section 3.2(h) in respect of such certificate would otherwise escheat to or become the property of any Governmental Entity), any such shares, cash, dividends or distributions in respect of such certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.

(g) Parent and/or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of shares of Company Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent and/or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction and withholding were made.

(h) No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any certificate formerly representing Company Common Stock with respect to the shares of Parent Common Stock issuable upon surrender thereof until the surrender of such certificate in accordance with this Article III. Subject to applicable Law, following surrender of any such certificate, there shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender, and a payment date subsequent to such surrender, payable with respect to such whole shares of Parent Common Stock.

SECTION 3.3 Treatment of Options, Restricted Stock, Other Equity Awards and Warrants.

(a) The Board of Directors of the Company has adopted or will adopt prior to the Effective Time resolutions, and the Company has taken and/or shall take, as applicable, all actions, necessary prior to the Effective Time to effect the following:

(i) no less than 15 days prior to the Effective Time, each option to purchase Company Common Stock then outstanding under the Company Stock Plans or any other stock option or compensation plan, agreement or arrangement of the Company (each, a “Stock Option”) shall, with no further action on the part of the Company or the holder thereof, become fully vested and exercisable;

(ii) at the Effective Time, each Stock Option (other than any Stock Option to which Section 3.3(a)(iii) is applicable) shall be canceled, and the holder of such Stock Option shall become entitled to receive for such Stock Option a single lump sum cash payment equal to the product of (A) the number of shares of Company Common Stock such holder could have purchased had such holder exercised such Stock Option in full immediately prior to the Effective Time and (B) the excess, if any, of (I) the per share closing price of Company Common Stock, as such price is quoted on the day immediately prior to the Closing Date, as reported in the transactions index of the NASDAQ Global Market (as published in The Wall Street Journal, or, if no closing price was quoted in any such index for such date, then as of the next preceding date on which such a closing price is quoted) (the “Company Closing Price”) over (II) the exercise price per share of such Stock Option (for the avoidance of doubt, if with respect to any Stock Option (other any Stock Option to which Section 3.3(a)(iii) is applicable)

the amount determined under (II) is equal to or greater than the amount determined under (I), such Stock Option shall be canceled for no consideration);

(iii) notwithstanding the foregoing, with respect to Stock Options that were granted under the Company Stock Plans prior to June 9, 2005 (each such Stock Option, a “Pre-Amendment Option”), (A) the Company shall use its commercially reasonable efforts to obtain, and has obtained from the individuals named in Section 3.3(a)(iii)(A) of the Company Disclosure Letter, any consents that are required to effect the cancellation of any such Pre-Amendment Option that has an exercise price per share that is less than the Company Closing Price and the payment to the holder of such canceled Pre-Amendment Option of a single lump sum cash payment at the Effective Time, determined in accordance with the formula set forth in Section 3.3(a)(ii), and (B) any such Pre-Amendment Option that is not so canceled and cashed out (or, for the avoidance of doubt, that has an exercise price per share that is equal to or greater than the Company Closing Price) shall, at the Effective Time, cease to represent an option to purchase Company Common Stock and shall be converted into an option to purchase, on the same terms and conditions as were applicable under such Pre-Amendment Option (taking into account any vesting or other changes provided for in the applicable Company Stock Plan or in any award or other agreement governing the terms and conditions thereof, as a result of the transactions contemplated hereby (including Section 3.3(a)(i)) and by the Ancillary Agreements), (A) the number of shares of Parent Common Stock equal to the product of (I) the number of shares of Company Common Stock such holder could have purchased had such holder exercised such Pre-Amendment Option in full immediately prior to the Effective Time, and (II) the Option Exchange Ratio, provided that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded up or down to the nearest whole share, at (B) a price per share equal to (I) the exercise price per share of such Pre-Amendment Option, divided by (II) the Option Exchange Ratio, provided that such exercise price shall be rounded up or down to the nearest cent. The “Option Exchange Ratio” means the quotient of (x) the Company Closing Price, and (y) $27.00;

(iv) at the Effective Time, each award of Company Common Stock subject to restrictions on transfer and/or forfeiture then outstanding under the Company Stock Plans or any other stock or compensation plan, agreement or arrangement of the Company shall, with no further action on the part of the Company or the holder thereof, become fully vested and converted into the right to receive a single lump sum cash payment equal to the product of (A) the number of shares of Company Common Stock subject to such award immediately prior to the Effective Time and (B) the Company Closing Price; and

(v) at the Effective Time, each award of restricted stock units relating to Company Common Stock then outstanding under the Company Stock Plans or any other stock or compensation plan, agreement or arrangement of the Company shall, with no further action on the part of the Company or the holder thereof, become fully vested and converted into the right to receive a single lump sum cash payment equal to the product of (A) the number of shares of Company Common Stock applicable to such award immediately prior to the Effective Time and (B) the Company Closing Price.

(b) At the Effective Time, with no further action on the part of the Company or any holder of Company Common Stock, Parent shall (i) issue the warrants provided for in the Yucaipa Warrant Agreement in exchange for the 2005 Warrants on the terms and subject to the conditions set forth therein, and (ii) assume the obligations of the Company under the 2000 Warrants, such that after such assumption the holders of such assumed warrants shall have the right to purchase Parent Common Stock on the terms and subject to the conditions set forth in the 2000 Warrants and the 2000 Warrant Agreement.

(c) Parent shall be entitled to (or cause the Company to) deduct and withhold from the consideration otherwise payable to any party pursuant to this Section 3.3 such amounts as may be required to be deducted and withheld with respect to such payment under the Code and the rules and regulations promulgated thereunder, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by

Parent (or the Company), such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the party in respect of which such deduction and withholding was made.

SECTION 3.4 Adjustments.

(a) If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding Company Common Stock shall occur (other than pursuant to the exercise of stock options or warrants or upon the vesting of restricted units, in each case, that are outstanding on the date hereof and pursuant to their terms in existence on the date hereof) by reason of any reclassification, recapitalization, stock split or reverse stock split of Company Common Stock, or stock dividend thereon with a record date during such period, the Per Share Merger Consideration shall be appropriately adjusted.

(b) If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding Parent Common Stock shall occur (other than pursuant to the exercise of stock options or warrants or upon the vesting of restricted units, in each case, that are outstanding on the date hereof and pursuant to their terms in existence on the date hereof) by reason of any reclassification, recapitalization, stock split or reverse stock split of Parent Common Stock, or stock dividend thereon with a record date during such period, the Per Share Merger Consideration shall be appropriately adjusted.

SECTION 3.5 Lost Certificates. If any certificate formerly representing Company Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed certificate, the Per Share Merger Consideration to be paid in respect of Company Common Stock represented by such certificate, as contemplated by this Article III.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Prior to the execution and delivery of this Agreement, the Company has delivered to Parent and Merger Sub the Company Disclosure Letter, with numbering corresponding to the Sections or subsections of this Article IV. Any exception, qualification or limitation described in any provision, section or subsection of the Company Disclosure Letter with respect to a particular representation or warranty contained in this Article IV shall be deemed to be an exception, qualification or limitation with respect to any other representation or warranty contained in this Article IV to the extent that its relationship thereto is reasonably apparent on its face. Subject to the exceptions and qualifications set forth in the Company Disclosure Letter, the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 4.1 Corporate Status. Each of the Company and its Subsidiaries is duly incorporated or otherwise organized, validly existing and in good standing under the Laws of its governing jurisdiction and each (a) has all requisite corporate or other power and authority to carry on its business as it is now being conducted and (b) is duly qualified to do business in each of the jurisdictions in which the ownership, operation or leasing of its assets or the conduct of its business requires it to be so qualified, except where the failure to be so qualified has not had and would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.2 Authorization; Noncontravention.

(a) Authorization. (i) The Company has all necessary power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Board of Directors of the Company, at a meeting duly called and held on the date hereof at which all directors of the Company were present, duly and unanimously adopted resolutions (A) adopting and declaring advisable this Agreement, the Ancillary Agreements to which the Company is a party and the Merger and other transactions contemplated hereby and thereby on the terms and subject to the conditions set forth herein and therein; (B) taking all actions necessary or advisable to ensure that this Agreement and the Merger and the other transactions contemplated hereby satisfy the requirements of the Existing Stockholders’ Agreement; (C) declaring that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and the Ancillary Agreements and consummate the Merger and the other transactions contemplated hereby and thereby on the terms and subject to the conditions set forth herein and therein; (D) directing that the adoption of this Agreement be submitted to a vote at a meeting of stockholders of the Company; (E) recommending that the stockholders of the Company adopt this Agreement; and (F) taking all actions necessary or advisable to ensure that this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby will not cause to be applicable to the Company or Parent any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation enacted under state or federal Laws including to ensure that Section 203 of the DGCL does not apply to this Agreement, the Merger and the other transactions contemplated hereby.

(ii) The Company’s execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company or vote of holders of any class or series of capital stock of the Company is necessary to authorize this Agreement or the Ancillary Agreements to which it is a party or to consummate the transactions contemplated hereby and thereby, other than the adoption of this Agreement by an affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholders Meeting or any adjournment or postponement thereof (“Company Stockholder Approval”). This Agreement has been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes, and each Ancillary Agreement to which the Company is a party, when executed and delivered by the Company (assuming due authorization, execution and delivery by the other parties thereto), will constitute, a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(b) No Conflict. The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party do not, and the consummation of the Merger and the other transactions contemplated hereby and thereby and compliance with the provisions of this Agreement and the Ancillary Agreements to which it is a party will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the amendment of any term or provision of or the creation of any Encumbrance upon any of the assets of the Company or any of its Subsidiaries under (other than any such Encumbrance created because of any action taken by Parent or Merger Sub), any provision of (i) the Amended and Restated Certificate of Incorporation of the Company, the Amended and Restated By-Laws of the Company or the comparable organizational documents of any of its Subsidiaries or (ii) subject to the filings and other matters referred to in the immediately following sentence, (A) any Contract to which the Company or any of its Subsidiaries is a party or by which any of its or their respective assets are bound or (B) any Law or Judgment, in each case applicable to the Company or any of its Subsidiaries or its or their respective assets, other than, in the case of this clause (ii), any such conflicts, violations, defaults, rights, losses, amendments or Encumbrances that (x) have not had and would not reasonably be expected to have a Company Material Adverse Effect or (y) would not materially impair the Company’s ability to perform its obligations under this Agreement or the Ancillary Agreements to which it is a party or consummate the transactions contemplated hereby or thereby. No Permit, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or any of the Ancillary Agreements to which it is a party or the consummation by the Company of the Merger or the other transactions contemplated by this Agreement or the Ancillary Agreements to which it is a party, except for (I) the filing of a premerger notification and report form by the Company and the termination or expiration of any waiting periods under the HSR Act, (II) the filing with the SEC of (x) the Joint Proxy Statement and (y) such reports or other applicable filings under the Exchange Act, the Securities Act, state securities Laws or “blue sky” laws as may be required in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, (III) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (IV) any filings required under the rules and regulations of the NASDAQ Global Market, and (V) such Permits, orders or authorizations of or registrations, declarations or filings with and notices the failure of which to be obtained or made (x) has not and would not reasonably be expected to have a Company Material Adverse Effect or (y) would not materially impair the Company’s ability to perform its obligations under this Agreement or the Ancillary Agreements or consummate the transactions contemplated hereby or thereby.

SECTION 4.3 Capital Structure.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock, of which 52,228,998 shares are issued and outstanding as of February 26, 2007 and of which 491,218 shares have been granted under the Company Stock Plans and are subject to transfer restrictions and/or forfeiture back to the Company, and 5,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding as of the date hereof. As of February 26, 2007, there are 7,085,067 shares of Company Common Stock subject to outstanding options to acquire shares of Company Common Stock pursuant to the Company Stock Plans and 520,175 shares of Company Common Stock deliverable pursuant to outstanding restricted stock units under the Company Stock Plans. As of February 26, 2007, there are 5,294,118 shares of Company Common Stock reserved for issuance or delivery upon exercise of the 2000 Warrants and 25,106,350 shares of Company Common Stock reserved for issuance or delivery upon the exercise of the 2005 Warrants. Each outstanding share of Company Common Stock is duly authorized, validly issued, fully paid and nonassessable. There are no bonds, debentures, notes or other debt securities having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Company Common Stock may vote (“Voting Debt”) of the Company. Except as set forth above or as expressly contemplated by this Agreement, the Ancillary Agreements and the Existing Stockholders’ Agreement, as of February 26, 2007, there are no (i) outstanding obligations, options, warrants, convertible securities, exchangeable securities, securities or rights that are linked to the value of the Company Common Stock or other rights, agreements or commitments relating to the capital stock of the Company or obligating the Company to issue or sell or otherwise transfer shares of capital stock of the Company or any securities convertible into or exchangeable for any shares of capital stock of the Company or any Voting Debt of the Company, (ii) outstanding obligations of the Company to repurchase, redeem or otherwise acquire shares of capital stock of the Company or (iii) voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of shares of capital stock of the Company (but only to the Company’s knowledge with respect to any such agreements to which the Company is not a party).

(b) Section 4.3(b) of the Company Disclosure Letter sets forth as of the date hereof a list of all Subsidiaries of the Company, including each such Subsidiary’s name, its jurisdiction of incorporation or organization, where it is qualified to do business as a foreign corporation or organization and the percentage of its outstanding capital stock or equity interests owned by the Company or a Subsidiary of the Company (as applicable). The shares of outstanding capital stock or equity interests of the Subsidiaries of the Company are duly authorized, validly issued, fully paid and nonassessable, and are held of record and beneficially owned by the Company or a Subsidiary of the Company (as applicable), free and clear of any Encumbrances other than Permitted Encumbrances. There is no Voting Debt of any Subsidiary of the Company. There are no (i) outstanding obligations, options, warrants, convertible securities, exchangeable securities, securities or rights that are linked to the value of the Company Common Stock, or other rights, agreements or commitments, in each case, relating to the capital stock of the Subsidiaries of the Company or obligating the Company or its Subsidiaries to issue or sell or otherwise transfer shares of the capital stock of the Subsidiaries of the Company or any securities convertible into or exchangeable for any shares of capital stock of the Subsidiaries of the Company or any Voting Debt of any Subsidiary of the Company, (ii) outstanding obligations of the Subsidiaries of the Company to repurchase, redeem or otherwise acquire shares of their respective capital stock or (iii) voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of shares of capital stock of the Subsidiaries of the Company (but only to the Company’s knowledge with respect to any such agreements to which the Company is not a party).

(c) Other than the Subsidiaries of the Company, there are no Persons in which any of the Company or its Subsidiaries owns any equity, membership, partnership, joint venture or other similar interest.

SECTION 4.4 Real Property.

(a) Section 4.4(a) of the Company Disclosure Letter sets forth a list of all real property owned by the Company or any of its Subsidiaries as of the date hereof (collectively, the “Owned Real Property”). The Company or one of its Subsidiaries has good and marketable title in fee simple, free and clear of Encumbrances (other than Permitted Encumbrances), to the Owned Real Property. As of the date hereof, with respect to each such parcel of Owned Real Property: (i) other than Company Tenant Leases set forth in Section 4.4(b) of the Company Disclosure Letter, there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting any Person the right of use or occupancy of, or the right to consent to the use or occupancy of, any portion of such parcel; (ii) other than Company Tenant Leases set forth in Section 4.4(b) of the Company Disclosure Letter there are no outstanding rights of first refusal, rights of first offer or options to purchase such parcel or any interest therein; and (iii) neither the Company nor any of its Subsidiaries has received written notice of any pending condemnation proceedings.

(b) Section 4.4(b) of the Company Disclosure Letter sets forth a list as of the date hereof of (x) all leases or subleases (the “Company Leases”) pursuant to which the Company or any of its Subsidiaries holds a leasehold or subleasehold estate or other right to use or occupy any interest in real property and (y) existing leases, subleases, licenses or other occupancy agreements to which the Company or any of its Subsidiaries is a party as landlord or lessor thereunder or by which the Company or any of its Subsidiaries is bound as landlord or lessor thereunder, and all amendments, modifications, extensions and supplements thereto (each, a “Company Tenant Lease”). Each Company Lease and Company Tenant Lease (i) constitutes a valid and binding obligation of the Company or the Subsidiary of the Company party thereto; (ii) assuming such Company Lease is a legal, valid and binding obligation of, and enforceable against, the other parties thereto, is enforceable against the Company or the Subsidiary of the Company party thereto, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity); and (iii) to the Company’s knowledge is a valid and binding obligation of the other parties thereto, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity), and except, with respect to clauses (i) through (iii) above, as has not had or would not reasonably be expected to have a Company Material Adverse Effect. Except as have not had or would not reasonably be expected to have a Company Material Adverse Effect, (i) none of the Company or its Subsidiaries is in breach or default under any Company Lease and (ii) to the Company’s knowledge, none of the landlords or sublandlords under any Company Lease is in material breach or default of its obligations under such Company Lease. Except as has not had a Company Material Adverse Effect, the Company and its Subsidiaries enjoy peaceful and undisturbed possession under each Company Lease. Copies of all Company Leases and all Company Tenant Leases, together with any amendments thereto, have heretofore been made available to Parent in the Electronic Data Room.

(c) With respect to the Owned Real Property, the Company Leases and the Company Tenant Leases (collectively, the “Real Property”), the Real Property and the buildings and other improvements, fixtures, equipment and other property attached, situated or appurtenant thereto are in good operating condition and repair, subject to normal wear and tear and normal industry practice with respect to maintenance, except as has not or would not reasonably be expected to have a Company Material Adverse Effect. Except as have not had or would not reasonably be expected to have a Company Material Adverse Effect, (i) the present use of the Real Property does not violate any restrictive covenant, municipal by-law or other Law or agreement that in any way restricts, prevents or interferes in any material respect with the continued use of the Real Property for which it is used in the business of the Company and its Subsidiaries as of the date hereof, other than Permitted Encumbrances; (ii) no condemnation, eminent domain or similar proceeding exists or is pending or, to the Company’s knowledge, threatened with respect to or that could affect any Real Property; and (iii) all Real Property is supplied with utilities and other services necessary for the operation thereof generally consistent with past practices and consistent with the contemplated operation thereof.

SECTION 4.5 Intellectual Property.

(a) Section 4.5(a) of the Company Disclosure Letter sets forth a list of all Registered Intellectual Property owned by the Company or any of its Subsidiaries as of the date hereof.

(b) The Company and its Subsidiaries own, or are validly licensed or otherwise have the right to use, all Intellectual Property that is necessary for the conduct of the business of the Company and its Subsidiaries taken as a whole, except as has not had or would not reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries have not entered into any license agreement with any Third Party with respect to the Registered Intellectual Property set forth in Section 4.5(b) of the Company Disclosure Letter.

(c) (i) The business of the Company and its Subsidiaries as currently conducted (including the use of the Intellectual Property) does not infringe, misappropriate, conflict with or otherwise violate any Person’s Intellectual Property and there is no such claim pending or, to the Company’s knowledge, threatened against any of the Company or its Subsidiaries, except where such infringement, misappropriation, conflict, violation or claim has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(ii) To the Company’s knowledge, and except as has not had or would not reasonably be expected to have a Company Material Adverse Effect, no Person is infringing, misappropriating, conflicting with or otherwise violating any material Intellectual Property owned by any of the Company or its Subsidiaries, and no such claims are pending or threatened against any Person by any of the Company or its Subsidiaries.

(iii) All Intellectual Property owned by the Company or its Subsidiaries is owned free and clear of all Encumbrances (other than licenses to Persons entered into in the ordinary course of business generally consistent with past practice of the Company and its Subsidiaries), except for Permitted Encumbrances or where such Encumbrances have not had and would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.6 Environmental Matters.

(a) The Company and its Subsidiaries have obtained all Permits that are required under any Environmental Law for the operation of the business of the Company and its Subsidiaries as currently being conducted and their current use and operation of the Real Property, and all such Permits are in full force and effect, other than any failure to obtain or maintain such Permits in full force and effect which has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company and its Subsidiaries have operated and are operating the business of the Company and its Subsidiaries, and the Real Property and other assets of the Company and its Subsidiaries are in compliance with Environmental Laws, other than any non-compliance which in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c) The Company has made available to Parent copies of all material environmental assessments, audits and studies that are in the Company’s possession or control showing the presence of any Hazardous Material at any Real Property or any property formerly owned, operated, leased or used by any of the Company and its Subsidiaries or their predecessors in interest, or relating to compliance by any of them with or liability of any of them under any Environmental Law.

(d) Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) there has been no Release of any Hazardous Materials by the Company or any of its Subsidiaries at, on, under or from the Real Property or any other location, and (ii) neither the Company nor any of its Subsidiaries has disposed of, arranged for treatment or disposal of, or arranged for the transportation for treatment or disposal of, any Hazardous Materials at any Third Party location.

(e) (i) None of the Company or its Subsidiaries has received any written notice, demand letter, claim or order alleging a violation of, or liability under, any Environmental Law and (ii) none of the Company or its Subsidiaries is party to any pending Action, decree or injunction alleging liability under or violation of any Environmental Law, except in each case that, if adversely determined against the Company, would not have or would not reasonably be expected to have a Company Material Adverse Effect.

(f) Except for any matters disclosed in the materials referred to in Section 4.6(c), there has been no Release of Hazardous Materials at, on, under or from the Real Property, and the Real Property has not been used for the deposit of Hazardous Materials, except in each case as has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(g) Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, there are no storage tanks, sumps or other similar vessels, asbestos-containing materials or polychlorinated biphenyls located on, at or under any Real Property or at, on or in any structures, Facilities or equipment at the Real Property.

SECTION 4.7 Legal Proceedings. There are no Actions pending or, to the Company’s knowledge, threatened in writing (and, in either case, not withdrawn) against the Company or any of its Subsidiaries, which if adversely determined, would have or would reasonably be expected to have a Company Material Adverse Effect. There are no Actions pending, or to the Company’s knowledge, threatened in writing (and, in either case, not withdrawn) against the Company or any of its Subsidiaries which would materially impair the Company’s ability to perform its obligations under this Agreement or the Ancillary Agreements to which it is a party or challenge the validity or enforceability of this Agreement or any Ancillary Agreement or seek to enjoin or prohibit consummation of the transactions contemplated hereby or thereby. None of the Company or any of its Subsidiaries is subject to any Judgment which has had or would reasonably be expected to have a Company Material Adverse Effect or would materially impair the Company’s ability to perform its obligations under this Agreement or the Ancillary Agreements to which it is a party or consummate the transactions contemplated hereby or thereby.

SECTION 4.8 Taxes.

(a) Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have timely filed with the appropriate taxing authority all material Tax Returns required to be filed, taking into account valid extensions; (ii) all such Tax Returns are complete and accurate in all material respects; (iii) all Taxes due and owing by the Company and each of its Subsidiaries (whether or not shown on any Tax Return) have been paid; and (iv) neither the Company nor any of its Subsidiaries has been informed in writing by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(b) The unpaid Taxes of the Company and its Subsidiaries did not, as of the dates of the financial statements contained in the most recent Company SEC Reports filed with the SEC prior to the date of this Agreement, exceed by a material amount the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) included in the balance sheets contained in such financial statements. Since the date of the financial statements contained in the most recent Company SEC Reports filed with the SEC prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and past practice of the Company and its Subsidiaries in filing their Tax Returns.

(c) As of the date hereof, no deficiencies for Taxes against the Company or any of its Subsidiaries in excess of $100,000 individually or $1,000,000 in the aggregate have been claimed or assessed in writing by a Governmental Entity that have not been settled or resolved. There are no currently ongoing, pending or, to the Company’s knowledge, threatened audits, assessments or other Actions for or relating to any liability in respect of Taxes of the Company or any of its Subsidiaries. The Company has made available to Parent or its representatives complete and accurate copies of all federal income and material state, local and foreign income, franchise and sales and use Tax Returns of each of the Company and its Subsidiaries and their predecessors for the years ended on or after February 2, 2002 and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries or any predecessors since February 2, 2002 with respect to any material Tax. Other than any waivers or extensions granted in the ordinary course of business after the date of this Agreement and prior to the Effective Time, neither the Company, its Subsidiaries nor any of their respective predecessors has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than as a result of a valid extension of time to file a Tax Return).

(d) There are no Encumbrances for Taxes on any assets of the Company or any of its Subsidiaries, other than Encumbrances in respect of property taxes not yet due and payable.

(e) Other than customary gross up, tax escalation or similar provisions in financing and commercial Contracts entered into in the ordinary course of business, there are no Tax sharing agreements or similar arrangements (including indemnity arrangements) with respect to or involving the Company or any of its Subsidiaries other than agreements solely between the Company and/or its Subsidiaries, and, after the Closing Date, neither the Company nor any of its Subsidiaries shall be bound by any such Tax sharing agreements or similar arrangements or have any liability thereunder.

(f) Since December 31, 2000, neither the Company nor any of its Subsidiaries has been a member of any affiliated group filing a consolidated federal income Tax Return other than a group the common parent of which is the Company. Except pursuant to customary gross up, tax escalation or similar provisions in financing and commercial Contracts entered into in the ordinary course of business, neither the Company nor any of its Subsidiaries has any actual or potential liability for the Taxes of any Person (other than Taxes of the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state or local Law), as a transferee or successor, by Contract, or otherwise.

(g) The Company and each of its Subsidiaries have timely withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Third Party.

(h) Neither the Company nor any of its Subsidiaries has distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code since December 31, 2003, and neither the stock of the Company nor the stock of any of its Subsidiaries has been distributed in a transaction satisfying the requirements of Section 355 of the Code since December 31, 2003.

(i) Neither the Company nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2).

(j) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period beginning on or prior to the Closing Date under Section 481(c) of the Code (or any similar provision of state, local or foreign Law) or (ii) agreement with a taxing authority relating to Taxes.

(k) Neither the Company nor any of its Subsidiaries has made an election under Section 341(f) of the Code (or any similar provision of state, local or foreign Law).

(l) None of the assets of the Company (a) is “tax-exempt use property” (as defined in Section 168(h)(1) of the Code), (b) may be treated as owned by any other Person pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954 (as in effect immediately prior to the enactment of the Tax Reform Act of 1986), (c) is property used predominantly outside the United States within the meaning of proposed Treasury Regulations Section 1.168-2(g)(5) or (d) is “tax exempt” and financed property within the meaning of Section 168(g)(5) of the Code.

(m) As of the date hereof, there is no outstanding power of attorney (other than powers of attorney authorizing employees of the Company to act on behalf of the Company for so long as they remain employees of the Company) with respect to any Tax matter of the Company or any of its Subsidiaries.

SECTION 4.9 Labor. Section 4.9 of the Company Disclosure Letter sets forth, as of the date hereof, all Collective Bargaining Agreements. “Collective Bargaining Agreement” means any collective bargaining agreement or any other labor-related agreement with any labor union or labor organization to which the Company or any of its Subsidiaries is a party. No Collective Bargaining Agreement currently is being negotiated except for Collective Bargaining Agreements that expire in 2007. None of the Company or its Subsidiaries has any obligation to inform and/or consult with any employees or their representatives in respect of the transactions contemplated hereby under the terms of any Collective Bargaining Agreement. None of the Company or its Subsidiaries is in breach of any Collective Bargaining Agreement other than any such breach that has not had and would not reasonably be expected to have a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, since January 31, 2004, there has not been any work stoppage, slowdown, lockout, employee strike or, to the Company’s knowledge, labor union organizing activity involving any of the Company or its Subsidiaries and, to the Company’s knowledge, none of the foregoing or any labor dispute or Action that has had or would reasonably be expected to have a Company Material Adverse Effect, has been threatened. The Company and its Subsidiaries are operating the business of the Company and its Subsidiaries in compliance with all Labor Laws other than non-compliance which has not had and would not reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, to the Company’s knowledge, there are no ongoing union certification drives or pending proceedings for certifying a union with respect to employees of any of the Company or its Subsidiaries.

SECTION 4.10 Employee Benefit Plans.

(a) (i) Section 4.10(a)(i) of the Company Disclosure Letter lists the Company Plans.

(ii) Section 4.10(a)(ii) of the Company Disclosure Letter lists each “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) which is or has been contributed to by the Company or any of its ERISA Affiliates at any time during the six-year period ending on the date of this Agreement or as to which the Company or any of its ERISA Affiliates has any direct or indirect liability (the “Company Multiemployer Plans”).

(iii) All Company Plans are in writing and the Company has made available to Parent in the Electronic Data Room true, correct and complete copies of (A) such Company Plans and, to the extent in the Company’s possession, each Company Multiemployer Plan, (B) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the “IRS”), if any, with respect to each Company Plan and, to the extent in the Company’s possession, each Company Multiemployer Plan, (C) the most recent summary plan description for each Company Plan and, to the extent in the Company’s possession, each Company Multiemployer Plan for which a summary plan description is available or is required by applicable Law, (D) the most recent actuarial report or valuation, if any, relating to each Company Plan and, to the extent in the Company’s possession, each Company Multiemployer Plan, and (E) the most recent determination letter, if any, issued by the IRS with respect to each Company Plan and, to the extent in the Company’s possession, each Company Multiemployer Plan that is intended to qualify under Section 401(a) of the Code. With respect to each Company Multiemployer Plan, the Company has made a reasonable effort to obtain the documents listed in clauses (A), (B), (C), (D) and (E) of the preceding sentence.

(b) Each Company Plan and, to the Company’s knowledge, each Company Multiemployer Plan has been operated and administered in all material respects in accordance with its terms and the terms of all Collective Bargaining Agreements or any other labor-related agreements with any labor union or labor organization applicable to employees of Company or any of its Subsidiaries and the requirements of all applicable Laws, including ERISA and the Code. As of the date hereof, no Action is pending or, to the Company’s knowledge, threatened with respect to any Company Plan (other than claims for benefits in the ordinary course) that would result in any material liability to the Company and, to the Company’s knowledge, no fact or event exists that would give rise to any such Action. As of the date hereof, to the Company’s knowledge, (i) no Action is pending or threatened with respect to any Company Multiemployer Plan (other than claims for benefits in the ordinary course) that would result in any material liability to the Company and (ii) no fact or event exists that would give rise to any such Action.

(c) Each Company Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination letter from the IRS which has not been revoked (or in either case the Company has timely applied for same or will do so) and each trust established in connection with any Company Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS which has not been revoked that it is so exempt, and, to the Company’s knowledge, no fact or event has occurred since the date of such determination letter or letters from the IRS that would reasonably be expected to adversely affect the qualified status of any such Company Plan or the exempt status of any such trust. To the Company’s knowledge, each Company Multiemployer Plan that is intended to be qualified under Section 401(a) of the Code is so qualified.

(d) With respect to any Company Plan which is subject to Part 3 of Subtitle B of Title I or to Title IV of ERISA (a “Company Title IV Plan”): (i) there is no lien under Section 412(n) of the Code by reason of an accumulated funding deficiency, whether or not waived, under Section 412 of the Code; (ii) no liability (other than liability for premiums) to the Pension Benefit Guaranty Corporation (“PBGC”) has been incurred and all premiums required to be paid to the PBGC have been paid by or on behalf of such Company Title IV Plan; (iii) the assets of each Company Title IV Plan equal or exceed the benefit liabilities of such Company Title IV Plan determined on a termination basis; and (iv) as of the date hereof, the Company has received no actual notice from the PBGC that an event or condition exists which (A) would constitute grounds for termination of such Company Title IV Plan by the PBGC or (B) has caused a partial termination of such Company Title IV Plan.

(e) No withdrawal liability has been incurred under Title IV of ERISA by the Company or any of its ERISA Affiliates with respect to any Company Multiemployer Plan, and no such liability would be incurred if the Company or any of its ERISA Affiliates were to withdraw from any Company Multiemployer Plan in a complete or partial withdrawal. The Company has not agreed with any Person to be responsible for any liability under Title IV of ERISA with respect to any multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA.

(f) All contributions to the Company Plans and, to the Company’s knowledge, the Company Multiemployer Plans required to be made by applicable Law or the terms of the applicable Company Plan have been timely made.

(g) Except as would not reasonably be expected to result in material liability, neither the Company nor any of its ERISA Affiliates, and to the Company’s knowledge no other Person, has engaged in any transaction or acted or failed to act in any manner that would subject the Company or any of its ERISA Affiliates to any liability for breach of fiduciary duty under ERISA.

(h) Except as would not reasonably be expected to result in material liability, neither the Company nor any of its ERISA Affiliates and, to the Company’s knowledge, no other Person has engaged in any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code for which no exemption exists under Section 408 of ERISA or Section 4975(c) or (d) of the Code.

(i) None of the Company Plans or Company Multiemployer Plans provides medical, health or life insurance or any other welfare-type benefits for current or future retired or terminated employees of the Company or its Subsidiaries or their spouses or dependents (other than in accordance with Part 6 of Title I of ERISA or Code Section 4980B).

(j) To the Company’s knowledge, all of the Company Plans (including such Plans of its Subsidiaries) that are nonqualified deferred compensation plans subject to Section 409A of the Code have been operated in compliance with Section 409A of the Code or applicable transition relief.

(k) Except as listed in Section 4.10(k) of the Company Disclosure Letter, the transactions contemplated hereby and by the Ancillary Agreements (either alone or in conjunction with any other event) (including a termination of employment on or following the Effective Time) will not entitle any current or former employee, officer or director of or individual providing consulting services to the Company or any of its Subsidiaries to any amount of compensation or benefits (whether in cash or property) or increase the amount thereof or trigger or accelerate the time of payment, vesting or funding thereof.

(l) No amount, increase, trigger or acceleration referred to in Section 4.10(k) (whether or not disclosed in Section 4.10(k) of the Company Disclosure Letter) would (i) be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) or (ii) not be deductible under Section 162(a)(1) or 404 of the Code.

(m) As of the date hereof, (i) all of the Stock Options were issued with an exercise price no less than the fair market value of the underlying stock at the actual date of grant or the Business Day immediately preceding the actual date of grant, and (ii) no shares of restricted Company Common Stock provide for a deferral opportunity beyond vesting.

(n) Section 4.10(n) of the Company Disclosure Letter sets forth each of the supplemental retirement and excess benefit plans and agreements (and all amendments thereto) to which the Company or any of its Subsidiaries is a party, listing all persons participating in each such plan or agreement and stating the benefits accrued under each such plan or agreement by each such person. The Company has provided to Parent a true, correct and complete copy of each such plan or agreement (and all amendments thereto).

SECTION 4.11 Compliance with Laws. Each of the Company and its Subsidiaries is operating its business in compliance with all applicable Laws (including any zoning or building ordinance, code or approval), except to the extent any non-compliance with such Laws has not had and would not reasonably be expected to have a Company Material Adverse Effect. All Permits required to conduct the business of the Company and its Subsidiaries as currently conducted have been obtained by one or more of the Company or its Subsidiaries and all such Permits are in full force and effect and the business of the Company and its Subsidiaries is being operated in compliance therewith, except for such Permits the failure of which to possess or be in full force and effect or to be complied with has not had and would not reasonably be expected to have a Company Material Adverse Effect (except that this sentence shall not apply to any Permits which are covered by Section 4.6 or 4.9).

SECTION 4.12 Company Contracts.

(a) Section 4.12(a) of the Company Disclosure Letter identifies Contracts in effect as of the date of this Agreement to which any of the Company or its Subsidiaries is a party or by which any of them is otherwise expressly bound, in the categories listed below (collectively, the “Company Contracts”):

(i) any partnership or joint venture Contract;

(ii) any employment, consulting or similar Contract requiring payment by the Company or any of its Subsidiaries of base annual fees or compensation in excess of $350,000 to any individual;

(iii) any Contract containing a covenant not to compete or similar covenant that impairs in any material respect the ability of the Company or its Subsidiaries to freely conduct the business of the Company and its Subsidiaries in any geographic area or in any line of business which is not cancelable (without penalty or giving rise to any penalty or additional liability or cost) within 30 days (other than exclusivity arrangements, license agreements and radius-restriction agreements at the store level, and exclusive arrangements with suppliers or underwriters entered into in the ordinary course of business generally consistent with past practice);

(iv) any Contract evidencing Indebtedness (other than Indebtedness incurred under the Company Credit Agreement or of the type identified in clause (i)(E) of the definition of “Indebtedness”);

(v) any Contract providing for capital expenditures or the acquisition or construction of fixed assets which both (A) requires payments by any of the Company or its Subsidiaries in excess of $3,000,000 in any year and (B) is not in respect of capital expenditures or the acquisition or construction of fixed assets contemplated by the Company Budgets;

(vi) any Contract for the sale or other transfer of Owned Real Property or other material tangible assets having a fair market value in excess of $3,000,000 that has not yet been consummated, other than sales of inventory in the ordinary course of business generally consistent with past practice;

(vii) any distribution, supply, vendor, inventory purchase, sales agency or advertising Contract (other than purchase orders entered into in the ordinary course of business generally consistent with past practice) involving annual expenditures by any of the Company or its Subsidiaries in excess of $5,000,000 which is not cancelable (without giving rise to any penalty or additional liability or cost) within one year;

(viii) any Contract with an Affiliate of the Company or any executive officer, director or control person of Yucaipa (other than Contracts described in clause (ii) above or disclosed in the Company SEC Reports);

(ix) (A) any other Contract (excluding Company Leases), not otherwise covered by clauses (i) through (viii) of this Section 4.12(a), that requires payments by the Company or its Subsidiaries in excess of $5,000,000 during any one year and (B) is not cancelable on 90 days, or less notice; and

(x) any written commitment (including any letter of intent or memorandum of understanding) to enter into any agreement of the type described in clauses (i) through (ix) of this Section 4.12(a).

(b) Except as have not had or would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Contract, assuming such Company Contract is a legal, valid and binding obligation of and enforceable against the other parties thereto in accordance with its terms, constitutes a valid and binding obligation of the Company or the Subsidiary of the Company party thereto and is enforceable against the Company or such Subsidiary, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity), (ii) each Company Contract, to the Company’s knowledge, is a valid, binding and enforceable obligation of the other parties thereto, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity) and (iii) none of the Company or its Subsidiaries and, to the Company’s knowledge, no other party to a Company Contract is in breach or default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a breach or default under) any Company Contract.

SECTION 4.13 Company SEC Reports and Company Financial Statements.

(a) The Company has timely filed all forms, reports and documents (including all exhibits) required to be filed by it with the SEC since January 31, 2004. The Company SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Exchange Act or the Securities Act, as the case may be, and (ii) did not at the time they were filed (and, in the case of a registration statement, as of its effective date) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is a registrant with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly presented in all material respects the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to immaterial normal year-end adjustments).

(c) Except as set forth on or reserved against in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of January 28, 2006 included in the Company’s Form 10-K for the year ended January 28, 2006, including the notes thereto, none of the Company or any of its consolidated Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (i) incurred since January 28, 2006 in the ordinary course of business generally consistent with past practice; (ii) that have not had and would not reasonably be expected to have a Company Material Adverse Effect; (iii) set forth on or reserved against in the consolidated balance sheet (including the notes thereto) of the Company and its Subsidiaries included in the Company’s quarterly report on Form 10-Q for the quarter ended October 28, 2006, including the notes thereto or (iv) incurred to the extent permitted pursuant to Section 6.1(d).

(d) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate of the Company or any of its Subsidiaries, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s audited financial statements or other Company SEC Reports.

(e) The audit committee of the Board of Directors of the Company has established “whistleblower” procedures that meet the requirements of Exchange Act Rule 10A-3, and has made available to Parent in the Electronic Data Room true, complete and correct copies of such procedures. Neither the Company nor any Subsidiary has received any “complaints” (within the meaning of Exchange Act Rule 10A-3) in respect of any accounting, internal accounting controls or auditing matters. To the Company’s knowledge, no complaint seeking relief under Section 806 of SOX has been filed with the United States Secretary of Labor and no employee has threatened to file any such complaint.

(f) The Company has made all certifications and statements required by Sections 302 and 906 of SOX and the related rules and regulations promulgated thereunder with respect to the Company SEC Reports. The Company and its Subsidiaries maintain a system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the

Exchange Act is, in all material respects, recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. Since January 31, 2004, the Company and its Subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

(g) The Company and its Subsidiaries maintain systems of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that comply in all material respects with the requirements of the Exchange Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or Persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries maintain internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

SECTION 4.14 Absence of Certain Changes. Since January 28, 2006 until the date hereof, there has not occurred any change, event or circumstance that has had or would be reasonably expected to have a Company Material Adverse Effect. Except as expressly contemplated by this Agreement, since October 28, 2006 until the date hereof, the Company and its Subsidiaries have conducted their business in the ordinary course generally consistent with past practice in all material respects, and none of the Company or its Subsidiaries has:

(a) amended its Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws or other organizational documents;

(b) adopted a plan or agreement of liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization;

(c) (i) issued, sold, transferred, or otherwise disposed of any shares of its capital stock, Voting Debt of the Company or other voting securities or any securities convertible into or exchangeable for any of the foregoing, (ii) granted or issued any options, warrants, securities or rights that are linked to the value of the Company Common Stock, or other rights to purchase or obtain any shares of its capital stock or any of the foregoing or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, (iii) split, combined, subdivided or reclassified any shares of its capital stock, (iv) declared, set aside or paid any dividend or other distribution with respect to any shares of its capital stock or (v) redeemed, purchased or otherwise acquired any shares of its capital stock or any rights, warrants or options to acquire any such shares or effected any reduction in capital, except (with respect to clauses (i) through (v) above) for: (A) issuances of capital stock of the Company’s Subsidiaries to the Company or a wholly owned Subsidiary of the Company, (B) issuances of shares of Company Common Stock upon exercise of employee stock options, upon vesting of restricted stock units or restricted stock or pursuant to the 2000 Warrants or the 2005 Warrants or redemptions, purchases or other acquisitions of capital stock in connection with net exercises or withholding with respect to the foregoing, (C) grants made pursuant to Company Plans and (D) dividends or distributions by any Subsidiary of the Company to the Company or a wholly owned Subsidiary of the Company;

(d) (i) issued any note, bond or other debt security or right to acquire any debt security, incurred or guaranteed any Indebtedness or entered into any “keep well” or other agreement to maintain the financial condition of another Person or other arrangement having the economic effect of any of the foregoing, other than (A) trade or standby letters of credit in the ordinary course of business, (B) in connection with new store openings or other actions in the ordinary course of business, (C) pursuant to the Company Credit Agreement and other Contracts regarding Indebtedness listed in the Company Disclosure Letter, (D) issuances, incurrences or guarantees by the Company to any wholly owned Subsidiary of the Company or by a Subsidiary to the Company or any other wholly owned Subsidiary of the Company, (E) incurrences or guarantees of store leases, (F) other guarantees required under any agreements or commitments listed in the Company Disclosure Letter, (G) in connection with any equipment leases, (H) in connection with any insurance premium financing in the ordinary course of business generally consistent with past practice or (I) guarantees of any Indebtedness permitted by the foregoing clauses (A) through (H) or (ii) amended, refinanced or otherwise restructured the Company Credit Agreement in any manner to increase the amount of available borrowings thereunder;

(e) except as required under a Company Plan or Collective Bargaining Agreement identified in the Company Disclosure Letter or in the case of an employee who is not an Executive Officer, in the ordinary course of business generally consistent with past practice, (i) increased or accelerated the benefits under any Company Plan or Collective Bargaining Agreement, (ii) increased the compensation or benefits payable to any current or former director, officer, employee or consultant of the Company or its Subsidiaries, (iii) granted any rights to severance, change in control or termination pay to, or entered into any employment, severance or change in control agreement or arrangement with, any current or former director, officer, employee or consultant of the Company or its Subsidiaries, or (iv) taken any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Plan;

(f) entered into or consummated any transaction involving the acquisition (including, without limitation, by merger, consolidation or acquisition of the business, stock or all or substantially all of the assets or other business combination) of any other Person for consideration to such Person in excess of $1,000,000 (other than purchases of inventory or acquisitions of real property, fixtures and equipment for the opening of any Facility in the ordinary course of business generally consistent with past practice);

(g) sold, leased, licensed or otherwise disposed of any fixed assets or personal property for consideration in excess of $2,000,000, (i) except pursuant to existing Contracts and (ii) for sales of inventory, goods, personal property and fixed assets in the ordinary course of business generally consistent with past practice, (iii) in connection with the termination or closure of any Facility or (iv) pursuant to any Company Tenant Leases;

(h) granted any security interest in any of its assets, except for such security interests as would constitute a Permitted Encumbrance;

(i) settled any Action or threatened Action involving a payment by the Company or any of its Subsidiaries in excess of $1,000,000;

(j) changed any of its material accounting policies or practices, except as required as a result of a change in GAAP or the rules and regulations of the SEC;

(k) (i) made, changed or revoked any material election in respect of Taxes, (ii) adopted or changed any material accounting method in respect of Taxes, (iii) entered into any Tax allocation agreement, Tax-sharing agreement, Tax indemnity agreement or closing agreement, (iv) settled or compromised any material claim, notice, audit report or assessment in respect of Taxes, or (v) surrendered any right to claim a material refund of Taxes;

(l) (i) prepaid any long-term Indebtedness, or paid, discharged or satisfied any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in each case in the ordinary course of business generally consistent with past practice, (ii) accelerated or delayed collection of notes or accounts receivable in advance of or beyond their regular due dates, except in each case in the ordinary course of business generally consistent with past practice, (iii) delayed or accelerated payment of any account payable in advance of its due date, except in each case in the ordinary course of business generally consistent with past practice, or (iv) varied the Company’s or any Subsidiary’s inventory practices in any material respect, except in the ordinary course of business generally consistent with past practice;

(m) suffered any extraordinary casualty losses, damages or destructions in excess of $500,000, whether or not covered by insurance; or

(n) agreed or committed by Contract or otherwise to do any of the foregoing.

SECTION 4.15 Insurance. Section 4.15 of the Company Disclosure Letter lists all of the Company’s and its Subsidiaries’ insurance policies in effect on the date hereof. The Company maintains, with reputable insurers or through self-insurance, insurance in such amounts, including deductible arrangements, and of such a character as is customary for companies engaged in the same or similar business. All policies of title, fire, liability, casualty, business interruption, workers’ compensation and other forms of insurance including directors, and officers, insurance, held by the Company and its Subsidiaries as of the date hereof, are in full force and effect in accordance with their terms. Neither the Company nor any of its Subsidiaries is in default under any provisions of any such policy of insurance and neither the Company nor any of its Subsidiaries has received notice of cancellation of any such insurance except as has not had and would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.16 Inventories. Except as would not have a Company Material Effect, all items of inventory reflected on the latest balance sheet included in the Company SEC Reports (i) were acquired in the ordinary course of business generally consistent with past practice and (ii) as of the date thereof were usable and saleable in the ordinary course of business generally consistent with past practice, except for normal shrinkage, spoilage and obsolescence.

SECTION 4.17 Bank Accounts. Section 4.17 of the Company Disclosure Letter contains a true and complete listing of all bank deposit accounts or other depositary accounts maintained by the Company or any of its Subsidiaries as of the date hereof, and the authorized signatories thereto.

SECTION 4.18 Brokers’ Fees. Section 4.18 of the Company Disclosure Letter sets forth a list of all agreements with any broker, investment banker, financial advisor or other Person entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby based upon arrangements made by or on behalf of the Company or any of its Affiliates. The Company has provided to Parent and Merger Sub true and complete copies of all such agreements and all amendments thereto.

SECTION 4.19 Opinion of Financial Advisor. Prior to the date hereof, the Board of Directors of the Company has received the opinion of Citigroup Global Markets Inc., financial advisor to the Board of Directors of the Company, to the effect that, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock (other than Yucaipa and its Affiliates).

SECTION 4.20 Ownership of Parent Common Stock. Immediately prior to the date hereof, (i) the Company does not own shares of Parent Common Stock and (ii) neither the Company nor any of its “affiliates” or “associates” within the last three years has owned 10% or more of the outstanding shares of Parent Common Stock in the aggregate (as such terms are defined in Section 3-601 of the Maryland General Corporate Law (the “MGCL”)). The Company is not, and none of its affiliates or associates is, an “interested stockholder” of Parent (as such term is defined in Section 3-601 of the MGCL).

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND M ERGER SUB

Prior to the execution and delivery of this Agreement, Parent and Merger Sub have delivered to the Company the Parent Disclosure Letter, with numbering corresponding to the Sections or subsections of this Article V. Any exception, qualification or limitation described in any provision, section or subsection of the Parent Disclosure Letter with respect to a particular representation or warranty contained in this Article V shall be deemed to be an exception, qualification or limitation with respect to any other representation or warranty contained in this Article V to the extent that its relationship thereto is reasonably apparent on its face. Subject to the exceptions and qualifications set forth in the Parent Disclosure Letter, Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

SECTION 5.1 Corporate Status. Each of Parent and Merger Sub is duly incorporated or otherwise organized, validly existing and in good standing under the Laws of its governing jurisdiction and each (a) has all requisite corporate or other power and authority to carry on its business as it is now being conducted and (b) is duly qualified to do business in each of the jurisdictions in which the ownership, operation or leasing of its assets or the conduct of its business requires it to be so qualified, except where the failure to be so qualified has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 5.2 Authorization; Noncontravention.

(a) Authorization. Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Board of Directors of Parent, at a meeting duly called and held on the date hereof at which all directors of Parent were present, duly and unanimously adopted resolutions (i) adopting and declaring this Agreement, the Merger, the issuance of Parent Common Stock in connection with the Merger (the “Share Issuance”) and the other transactions contemplated hereby on the terms and subject to the conditions set forth herein advisable and in the best interests of the stockholders of Parent, and (ii) directing that the approval of the Share Issuance and of the Preemptive Rights Charter Amendment be submitted to a vote at a meeting of the stockholders of Parent. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which Parent and Merger Sub are parties and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub or vote of holders of any class or series of capital stock of Parent or Merger Sub are necessary to authorize this Agreement or the Ancillary Agreements to which Parent or Merger Sub is a party or to consummate the transactions contemplated hereby and thereby, other than (A) the approval of the Merger by Parent as the stockholder of Merger Sub and (B) the approval of the Share Issuance by the affirmative vote of the holders of a majority of the shares of Parent Common Stock present and voting at the Parent Stockholders Meeting or any adjournment or postponement thereof; provided that at least a majority of the outstanding shares of Parent Common Stock vote at such meeting and (C) the approval of the Preemptive Rights Charter Amendment by the affirmative vote of the holders of a two-thirds of Parent Common Stock outstanding (clauses (B) and (C) together, “Parent Stockholder Approval”). This Agreement has been duly executed and delivered by Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes, and each Ancillary Agreement to which Parent or Merger Sub is a party, when executed and delivered by Parent or Merger Sub (assuming due authorization, execution and delivery by the other parties thereto), will constitute, a valid and binding obligation of Parent or Merger Sub, enforceable against Parent or Merger Sub in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(b) No Conflict. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the Ancillary Agreements to which they are parties do not, and the consummation of the Merger and the other transactions contemplated hereby and thereby and compliance with the provisions of this Agreement and the Ancillary Agreements to which they are parties will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the amendment of any term or provision of or the creation of any Encumbrance upon any of the assets of Parent or Merger Sub under (other than any such Encumbrance created because of any action taken by the Company), any provision of (i) the Charter of Parent and the Certificate of Incorporation of Merger Sub, the By-Laws of Parent and Merger Sub or the comparable organizational documents of any of Parent’s other Subsidiaries or (ii) subject to the filings and other matters referred to in the immediately following sentence, (A) any

Contract to which Parent or Merger Sub is a party or by which any of its respective assets are bound or (B) any Law or Judgment, in each case applicable to Parent or Merger Sub or its respective assets, other than, in the case of this clause (ii), any such conflicts, violations, defaults, rights, losses, amendments or Encumbrances that (x) have not had and would not reasonably be expected to have a Parent Material Adverse Effect, or (y) would not materially impair Parent’s or Merger Sub’s ability to perform its obligations under this Agreement or the Ancillary Agreements to which it is a party or consummate the transactions contemplated hereby or thereby. No Permit, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or any of the Ancillary Agreements to which Parent or Merger Sub is a party or the consummation by Parent or Merger Sub of the Merger or the other transactions contemplated by this Agreement or the Ancillary Agreements to which Parent or Merger Sub is a party, except for (I) the filing of a premerger notification and report form by Parent and the termination or expiration of any waiting periods under the HSR Act, (II) the filing with the SEC of (x) the Joint Proxy Statement and (y) such reports or other applicable filings under the Exchange Act, the Securities Act, state securities Laws or “blue sky” laws as may be required in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, (III) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and of appropriate documents with the relevant authorities of other jurisdictions in which Parent or Merger Sub is qualified to do business, (IV) any filings required under the rules and regulations of the NYSE, and (V) such Permits, orders or authorizations of or registrations, declarations or filings with and notices the failure of which to be obtained or made (x) has not and would not reasonably be expected to have a Parent Material Adverse Effect or (y) would not materially impair Parent’s or Merger Sub’s ability to perform its obligations under this Agreement or the Ancillary Agreements or consummate the transactions contemplated hereby or thereby.

SECTION 5.3 Capital Structure.

(a) The authorized capital stock of Parent consists of 80,000,000 shares of Parent Common Stock, of which 41,566,317 shares are issued and outstanding as of February 26, 2007, and 3,000,000 shares of preferred stock, no par value per share, of which no shares are issued and outstanding as of the date hereof. As of February 26, 2007, there are 3,159,138 shares of Parent Common Stock subject to outstanding options to acquire Parent Common Stock, 1,847,484 shares of Parent Common Stock deliverable pursuant to outstanding restricted stock units and no stock equivalent units linked to Parent Common Stock. Each share of Parent Common Stock is duly authorized, validly issued, fully paid and nonassessable. Parent has no Voting Debt. Except as set forth above or as expressly contemplated by this Agreement, as of February 26, 2007 there are no (i) outstanding obligations, options, warrants, convertible securities, exchangeable securities, securities or rights that are linked to the value of the Parent Common Stock or other rights, agreements or commitments relating to the capital stock of Parent or obligating Parent to issue or sell or otherwise transfer shares of capital stock of Parent or any securities convertible into or exchangeable for any shares of capital stock of Parent or any Voting Debt of Parent, (ii) outstanding obligations of Parent to repurchase, redeem or otherwise acquire shares of capital stock of Parent or (iii) voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of shares of capital stock of Parent (but only to Parent’s knowledge with respect to any such agreements to which Parent is not a party).

(b) Section 5.3(b) of the Parent Disclosure Letter sets forth as of the date hereof a list of all Subsidiaries of Parent, including each such Subsidiary’s name, its jurisdiction of incorporation or organization and the percentage of its outstanding capital stock or equity interests owned by Parent or a Subsidiary of Parent (as applicable). The shares of outstanding capital stock of the Subsidiaries of Parent are duly authorized, validly issued, fully paid and nonassessable, and are held of record and beneficially owned by Parent or a Subsidiary of Parent (as applicable), free and clear of any Encumbrances other than Permitted Encumbrances. There is no Voting Debt of any Subsidiary of Parent. There are no (i) outstanding obligations, options, warrants, convertible securities, exchangeable securities, securities or rights that are linked to the value of the Parent Common Stock or other rights, agreements or commitments, in each case, relating to the capital stock of the Subsidiaries of Parent or obligating Parent or its Subsidiaries to issue or sell or otherwise transfer shares of the capital stock of the Subsidiaries of Parent or any securities convertible into or exchangeable for any shares of capital stock of the Subsidiaries of Parent or any Voting Debt of any Subsidiary of Parent, (ii) outstanding obligations of the Subsidiaries of Parent to repurchase, redeem or otherwise acquire shares of their respective capital stock or (iii) voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of shares of capital stock of the Subsidiaries of Parent (but only to Parent’s knowledge with respect to any such agreements to which Parent is not a party).

(c) Other than the Subsidiaries of Parent, there are no Persons in which any of Parent or its Subsidiaries owns any equity, membership, partnership, joint venture or other similar interest.

SECTION 5.4 Real Property.

(a) Parent or one of its Subsidiaries has good and marketable title in fee simple, free and clear of Encumbrances (other than Permitted Encumbrances), to real property owned by Parent, except where such Encumbrances have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Each lease for real property under which Parent or any Subsidiary of Parent is a tenant (i) constitutes a valid and binding obligation of Parent or the Subsidiary of Parent party thereto; (ii) assuming such lease is a legal, valid and binding obligation of, and enforceable against, the other parties thereto, is enforceable against Parent or the Subsidiary of Parent party thereto, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity); and (iii) to Parent’s knowledge is a valid and binding obligation of the other parties thereto, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity), with respect to clauses (i) through (iii) above, as has not had or would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 5.5 Intellectual Property. Parent and its Subsidiaries own, or are validly licensed or otherwise have the right to use, all Intellectual Property that is necessary for the conduct of the business of Parent and its Subsidiaries taken as a whole, except as has not had or would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 5.6 Environmental Matters.

(a) Parent and its Subsidiaries have obtained all Permits that are required under any Environmental Law for the operation of the business of Parent and its Subsidiaries as currently being conducted and their current use and operation of the real property owned or leased by Parent or its Subsidiaries, and all such Permits are in full force and effect, other than any failure to obtain or maintain such Permits in full force and effect which has had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Parent and its Subsidiaries have operated and are operating the business of Parent and its Subsidiaries, and the real property owned or leased by Parent or its Subsidiaries and other assets of Parent and its Subsidiaries are in compliance with Environmental Laws, other than any non-compliance which in the aggregate has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c) None of Parent or its Subsidiaries is party to any pending Action, decree or injunction alleging liability under or violation of any Environmental Law, except in each case that, if adversely determined against Parent, would not have or would not reasonably be expected to have a Parent Material Adverse Effect.

(d) There has been no Release of Hazardous Materials at, on, under or from the real property currently owned or leased by Parent or its Subsidiaries and such real property has not been used for the deposit of Hazardous Materials, except in each case as has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 5.7 Legal Proceedings. There are no Actions pending or, to Parent’s knowledge, threatened in writing (and, in either case, not withdrawn), against Parent or any of its Subsidiaries, which if adversely determined, would have or would reasonably be expected to have a Parent Material Adverse Effect. There are no Actions pending or, to Parent’s knowledge, threatened in writing (and, in either case, not withdrawn) against Parent or any of its Subsidiaries which, if adversely determined, would materially impair Parent’s or Merger Sub’s ability to perform their obligations under this Agreement or the Ancillary Agreements to which it is a party or consummate the transactions contemplated hereby or thereby. None of Parent or any of its Subsidiaries is subject to any Judgment which has had or would reasonably be expected to have a Parent Material Adverse Effect or would materially impair Parent’s or Merger Sub’s ability to perform their obligations under this Agreement or the Ancillary Agreements to which it is a party or consummate the transactions contemplated hereby or thereby.

SECTION 5.8 Taxes.

(a) Except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries have timely filed with the appropriate taxing authority all material Tax Returns required to be filed, taking into account valid extensions; (ii) all such Tax Returns are complete and accurate in all material respects; (iii) all Taxes due and owing by Parent and each of its Subsidiaries (whether or not shown on any Tax Return) have been paid; and (iv) neither Parent nor any of its Subsidiaries has been informed in writing by a Governmental Entity in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(b) The unpaid Taxes of Parent and its Subsidiaries did not, as of the dates of the financial statements contained in the most recent Parent SEC Reports filed with the SEC prior to the date of this Agreement, exceed by a material amount the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) included in the balance sheets contained in such financial statements. Since the date of the financial statements contained in the most recent Parent SEC Reports filed with the SEC prior to the date of this Agreement, neither Parent nor any of its Subsidiaries has incurred any material liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and past practice of Parent and its Subsidiaries in filing their Tax Returns.

(c) As of the date hereof, no deficiencies for Taxes against Parent or any of its Subsidiaries in excess of $100,000 individually or $1,000,000 in the aggregate have been claimed or assessed in writing by a Governmental Entity that have not been settled or resolved. There are no currently ongoing, pending or, to Parent’s knowledge, threatened audits, assessments or other Actions for or relating to any liability in respect of Taxes of Parent or any of its Subsidiaries. Parent has made available to the Company or its representatives complete and accurate copies of all federal income and material state, local and foreign income, franchise and sales and use Tax Returns of each of Parent and its Subsidiaries and their predecessors for the years ended on or after February 23, 2002 and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by Parent or any of its Subsidiaries or any predecessors since February 23, 2002 with respect to any material Tax. Other than any waivers or extensions granted in the ordinary course of business after the date of this Agreement and prior to the Effective Time, neither Parent, its Subsidiaries nor any of their respective predecessors has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than as a result of a valid extension of time to file a Tax Return).

(d) There are no Encumbrances for Taxes on any assets of Parent or any of its Subsidiaries, other than Encumbrances in respect of property taxes not yet due and payable.

(e) Other than customary gross up, tax escalation or similar provisions in financing and commercial Contracts entered into in the ordinary course of business, there are no Tax sharing agreements or similar arrangements (including indemnity arrangements) with respect to or involving Parent or any of its Subsidiaries other than agreements solely between Parent and/or its Subsidiaries, and, after the Closing Date, neither Parent nor any of its Subsidiaries shall be bound by any such Tax sharing agreements or similar arrangements or have any liability thereunder.

(f) Since December 31, 2000, neither Parent nor any of its Subsidiaries has been a member of any affiliated group filing a consolidated federal income Tax Return other than a group the common parent of which is Parent. Except pursuant to customary gross up, tax escalation or similar provisions in financing and commercial Contracts entered into in the ordinary course of business, neither Parent nor any of its Subsidiaries has any actual or potential liability for the Taxes of any Person (other than Taxes of Parent and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state or local Law), as a transferee or successor, by Contract, or otherwise.

(g) Parent and each of its Subsidiaries have timely withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Third Party.

(h) Neither Parent nor any of its Subsidiaries has distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code since December 31, 2003, and neither the stock of Parent nor the stock of any of its Subsidiaries has been distributed in a transaction satisfying the requirements of Section 355 of the Code since December 31, 2003.

(i) Neither Parent nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2).

(j) Neither Parent nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period beginning on or prior to the Closing Date under Section 481(c) of the Code (or any similar provision of state, local or foreign Law) or (ii) agreement with a taxing authority relating to Taxes.

(k) Neither Parent nor any of its Subsidiaries has made an election under Section 341(f) of the Code (or any similar provision of state, local or foreign Law).

(l) None of the assets of Parent (a) is “tax-exempt use property” (as defined in Section 168(h)(1) of the Code), (b) may be treated as owned by any other Person pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954 (as in effect immediately prior to the enactment of the Tax Reform Act of 1986), (c) is property used predominantly outside the United States within the meaning of proposed Treasury Regulations Section 1.168-2(g)(5) or (d) is “tax exempt” and financed property within the meaning of Section 168(g)(5) of the Code.

SECTION 5.9 Labor. Since February 28, 2004, there has not been any work stoppage, slowdown, lockout, employee strike or, to Parent’s knowledge, labor union organizing activity involving any of Parent or its Subsidiaries and, to Parent’s knowledge, none of the foregoing or any labor dispute or Action that has had or would reasonably be expected to have a Parent Material Adverse Effect, has been threatened. Parent and its Subsidiaries are operating the business of Parent and its Subsidiaries in compliance with all Labor Laws other than non-compliance which has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 5.10 Employee Benefit Plans.

(a) Each Parent Plan and, to Parent’s knowledge, each Parent Multiemployer Plan has been operated and administered in all material respects in accordance with its terms and the terms of all Collective Bargaining Agreements or any other labor-related agreements with any labor union or labor organization applicable to employees of Parent or any of its Subsidiaries and the requirements of all applicable Laws, including ERISA and the Code. As of the date hereof, no Action is pending or, to Parent’s knowledge, threatened with respect to any Parent Plan (other than claims for benefits in the ordinary course) that would result in any material liability to Parent and, to Parent’s knowledge, no fact or event exists that would give rise to any such Action. As of the date hereof, to Parent’s knowledge, (i) no Action is pending or threatened with respect to any Parent Multiemployer Plan (other than claims for benefits in the ordinary course) that would result in any material liability to Parent and (ii) no fact or event exists that would give rise to any such Action.

(b) No withdrawal liability has been incurred under Title IV of ERISA by Parent or any of its ERISA Affiliates with respect to any “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) which is or has been contributed to by Parent or any of its ERISA Affiliates at any time during the six-year period ending on the date of this Agreement or as to which Parent or any of its ERISA Affiliates has any liability (the “Parent Multiemployer Plans”), and no such liability would be incurred if Parent or any of its ERISA Affiliates were to withdraw from any Parent Multiemployer Plan in a complete or partial withdrawal. Parent has not agreed with any Person to be responsible for any liability under Title IV of ERISA with respect to any multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA.

(c) With respect to any Parent Plan which is subject to Part 3 of Subtitle B of Title I or to Title IV of ERISA (a “Parent Title IV Plan”): (i) there is no lien under Section 412(n) of the Code by reason of an accumulated funding deficiency, whether or not waived, under Section 412 of the Code; (ii) no liability (other than liability for premiums) to the PBGC has been incurred and all premiums required to be paid to the PBGC have been paid by or on behalf of such Parent Title IV Plan; (iii) the assets of each Parent Title IV Plan equal or exceed the benefit liabilities of such Parent Title IV Plan determined on a termination basis; and (iv) as of the date hereof, Parent has received no actual notice from the PBGC that an event or condition exists which (A) would constitute grounds for termination of such Parent Title IV Plan by the PBGC or (B) has caused a partial termination of such Parent Title IV Plan.

(d) All contributions to Parent Plans and, to Parent’s knowledge, the Parent Multiemployer Plans required to be made by applicable Law or the terms of the applicable Parent Plan have been timely made. Each Parent Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination letter from the IRS which has not been revoked (or in either case Parent has timely applied for same or will do so) and each trust established in connection with any Parent Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS which has not been revoked that it is so exempt, and, to Parent’s knowledge, no fact or event has occurred since the date of such determination letter or letters from the IRS that would reasonably be expected to adversely affect the qualified status of any such Parent Plan or the exempt status of any such trust. To Parent’s knowledge, each Parent Multiemployer Plan intended to be qualified under Section 401(a) of the Code is so qualified.

(e) Except as would not reasonably be expected to result in material liability, neither Parent nor any of its ERISA Affiliates, and to Parent’s knowledge no other Person, has engaged in any transaction or acted or failed to act in any manner that would subject Parent or any of its ERISA Affiliates to any liability for breach of fiduciary duty under ERISA.

(f) Except as would not reasonably be expected to result in material liability, neither Parent nor any of its ERISA Affiliates and, to Parent’s knowledge, no other Person has engaged in any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code for which no exemption exists under Section 408 of ERISA or Section 4975(c) or (d) of the Code.

(g) As of the date hereof, (i) all of the outstanding stock options issued by Parent were issued with an exercise price no less than the fair market value of the underlying stock at the actual date of grant or the Business Day immediately preceding the actual date of grant, and (ii) no shares of restricted Parent Common Stock provide for a deferral opportunity beyond vesting.

(h) Except as would not reasonably be expected to result in material liability, none of the Parent Plans or Parent Multiemployer Plans provides medical, health or life insurance or any other welfare-type benefits for current or future retired or terminated employees of Parent or its Subsidiaries or their spouses or dependents (other than in accordance with Part 6 of Title I of ERISA or Code Section 4980B).

(i) To Parent’s knowledge, all of the Parent Plans (including such Plans of its Subsidiaries) that are nonqualified deferred compensation plans subject to Section 409A of the Code have been operated in compliance with Section 409A of the Code or applicable transition relief.

SECTION 5.11 Compliance with Laws. Each of Parent and its Subsidiaries is operating its business in compliance with all applicable Laws (including any zoning or building ordinance, code or approval), except to the extent any non-compliance with such Laws has not had and would not reasonably be expected to have a Parent Material Adverse Effect. All Permits required to conduct the business of Parent and its Subsidiaries as currently conducted have been obtained by one or more of Parent or its Subsidiaries and all such Permits are in full force and effect and the business of Parent and its Subsidiaries is being operated in compliance therewith, except for such Permits the failure of which to possess or be in full force and effect or to be complied with has not had and would not reasonably be expected to have a Parent Material Adverse Effect (except that this sentence shall not apply to any Permits which are covered by Section 5.6).

SECTION 5.12 Parent SEC Reports and Parent Financial Statements.

(a) Parent has timely filed all forms, reports and documents (including all exhibits) required to be filed by it with the SEC since February 28, 2004. The Parent SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Exchange Act or the Securities Act, as the case may be, and (ii) did not at the time they were filed (and, in the case of a registration statement, as of its effective date) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Parent SEC Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly presented in all material respects the consolidated financial position, results of operations and cash flows of Parent and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to immaterial normal year-end adjustments).

(c) Except as set forth on or reserved against in the consolidated balance sheet of Parent and its consolidated Subsidiaries as of February 25, 2006 included in Parent’s Form 10-K for the year ended February 25, 2006 including the notes thereto, none of Parent or any of its consolidated Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (i) incurred since February 25, 2006 in the ordinary course of business generally consistent with past practice; (ii) that have not had and would not reasonably be expected to have a Parent Material Adverse Effect; (iii) set forth on or reserved against in the consolidated balance sheet (including the notes thereto) of Parent and its Subsidiaries included in Parent’s quarterly report on Form 10-Q for the quarter ended October 28, 2006, including the notes thereto; or (iv) incurred to the extent permitted pursuant to Section 6.2(d).

(d) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate of Parent or any of its Subsidiaries, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s audited financial statements or other Parent SEC Reports.

(e) The audit committee of the Board of Directors of Parent has established “whistleblower” procedures that meet the requirements of Exchange Act Rule 10A-3. Neither Parent nor any Subsidiary has received any “complaints” (within the meaning of Exchange Act Rule 10A-3) in respect of any accounting, internal accounting controls or auditing matters. To Parent’s knowledge, no complaint seeking relief under Section 806 of SOX has been filed with the United States Secretary of Labor and no employee has threatened to file any such complaint.

(f) Parent has made all certifications and statements required by Sections 302 and 906 of SOX and the related rules and regulations promulgated thereunder with respect to the Parent SEC Reports. Parent and its Subsidiaries maintain a system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act) that is designed to ensure that information required to be disclosed by Parent in reports that it files or submits under the Exchange Act is, in all material respects, recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure. Since February 28, 2004, Parent and its Subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a- 15 of the Exchange Act.

(g) Parent and its Subsidiaries maintain systems of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that comply in all material respects with the requirements of the Exchange Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or Persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Except as would not have a Parent Material Adverse Effect, Parent and its Subsidiaries maintain internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

SECTION 5.13 Absence of Certain Changes. Since February 25, 2006 until the date hereof, there has not occurred any change, event or circumstance that has had or would be reasonably expected to have a Parent Material Adverse Effect. Except as expressly contemplated by this Agreement, since December 2, 2006 until the date hereof, Parent and its Subsidiaries have conducted their business in the ordinary course generally consistent with past practice in all material respects, and none of Parent or its Subsidiaries has:

(a) amended its Charter, Amended and Restated By-Laws or other organizational documents;

(b) adopted a plan or agreement of liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization;

(c) (i) issued, sold, transferred or otherwise disposed of any shares of its capital stock, Voting Debt of Parent or other voting securities or any securities convertible into or exchangeable for any of the foregoing, (ii) granted or issued any options, warrants, securities or rights that are linked to the value of Parent Common Stock, or other rights to purchase or obtain any shares of its capital stock or any of the foregoing or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, (iii) split, combined, subdivided or reclassified any shares of its capital stock, (iv) declared, set aside or paid any dividend or other distribution with respect to any shares of its capital stock or (v) redeemed, purchased or otherwise acquired any shares of its capital stock or any rights, warrants or options to acquire any such shares or effected any reduction in capital, except (with respect to clauses (i) through (v) above) for: (A) issuances of capital stock of Parent’s Subsidiaries to Parent or a wholly owned Subsidiary of Parent, (B) issuances of shares of Parent Common Stock upon exercise of employee stock options or upon vesting of restricted stock units or restricted stock or redemptions, purchases or other acquisitions of capital stock in connection with net exercises or withholding with respect to the foregoing, (C) grants made pursuant to Parent Plans and (D) dividends or distributions by any Subsidiary of Parent to Parent or a wholly owned Subsidiary of Parent;

(d) issued any note, bond or other debt security or right to acquire any debt security, incurred or guaranteed any Indebtedness or entered into any “keep well” or other agreement to maintain the financial condition of another Person or other arrangement having the economic effect of any of the foregoing, other than (i) trade or standby letters of credit in the ordinary course of business; (ii) in connection with new store openings or other actions in the ordinary course of business; (iii) pursuant to any existing credit agreement and other existing Contracts regarding other Indebtedness; (iv) issuances, incurrences or guarantees by Parent to any wholly owned Subsidiary of Parent or by a Subsidiary to Parent or any other wholly owned Subsidiary of Parent; (v) incurrences or guarantees of store leases; (vi) other guarantees required under any agreements or commitments existing as of the date of this Agreement; (vii) in connection with any equipment leases; (viii) in connection with any insurance premium financing in the ordinary course of business generally consistent with past practice; or (ix) guarantees of any Indebtedness permitted by the foregoing clauses (i) through (viii); or

(e) entered into or consummated any transaction involving the acquisition (including, by merger, consolidation or acquisition of the business, stock or all or substantially all of the assets or other business combination) of any other Person for consideration to such Person in excess of $20.0 million in the aggregate (other than purchases of inventory or acquisitions of real property, fixtures and equipment for the opening of any Facility in the ordinary course of business generally consistent with past practice).

SECTION 5.14 Insurance. Parent maintains, with reputable insurers or through self-insurance, insurance in such amounts, including deductible arrangements, and of such a character as is customary for companies engaged in the same or similar business. All policies of title, fire, liability, casualty, business interruption, workers’ compensation and other forms of insurance including directors and officers insurance, held by Parent and its Subsidiaries as of the date hereof, are in full force and effect in accordance with their terms. Neither Parent nor any of its Subsidiaries is in default under any provisions of any such policy of insurance and neither Parent nor any of its Subsidiaries has received notice of cancellation of any such insurance except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 5.15 Ownership of Company Common Stock. Immediately prior to the date hereof, (i) neither Parent nor Merger Sub owns shares of Company Common Stock and (ii) neither Parent nor Merger Sub nor any of their “affiliates” or “associates” within the last three years has owned 15% or more of the outstanding shares of Company Common Stock in the aggregate (as such terms are defined in Section 203 of the DGCL).

SECTION 5.16 Solvency. Immediately following the Effective Time and after giving effect to the Merger, Parent will not (a) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts as they mature); (b) have unreasonably small capital with which to engage in its business; or (c) have incurred debts beyond its ability to pay them as they become due.

SECTION 5.17 Financing. Parent presently has cash resources, marketable assets (consisting of no less than 7.1 million shares of Metro, Inc. common stock) and binding written commitments from responsible financial institutions (the “Financing Commitments”), or a combination thereof, and at the Effective Time will have cash resources and Financing Commitments adequate to permit Parent and Merger Sub to consummate the Merger and the other transactions contemplated hereby on a timely basis and to fund the working capital needs of the Surviving Corporation and its Subsidiaries after the Closing, including any repayment or refinancing of debt contemplated in this Agreement or the Financing Commitments and all fees and expenses related to the foregoing. Section 5.17 of the Parent Disclosure Letter sets forth true and complete copies of the Financing Commitments. Except for such amendments or modifications, true and complete copies of which have been provided to the Company, none of the Financing Commitments has been amended or modified prior to the date of this Agreement, and the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect and are in full force and effect. There are no conditions precedent or other contingencies related to the funding of the full amount of the financing contemplated by the Financing Commitments, other than as set forth in the Financing Commitments. As of the date of this Agreement, Parent does not have any reason to believe any of the conditions to the financing contemplated by the Financing Commitments will not be satisfied or that the financing contemplated by the Financing Commitments will not be available to Parent and Merger Sub on the Closing Date.

ARTICLE VI
COVENANTS

SECTION 6.1 Conduct of the Business by the Company. From and after the date hereof to the Effective Time or the date on which this Agreement is terminated pursuant to Section 8.1, except as (i) contemplated by this Agreement (including clauses (a) through (u) below), the Ancillary Agreements or the Company Budgets, (ii) listed in Section 6.1 of the Company Disclosure Letter or (iii) consented to by Parent in writing (which consent shall not be unreasonably withheld or delayed), the Company shall and shall cause each of its Subsidiaries to use its commercially reasonable efforts to conduct its business in the ordinary course of business generally consistent with past practice and use its commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and key employees and keep its relationships with key customers, suppliers, licensors, licensees, distributors and others having business dealings with it. Without limiting the generality of the foregoing, during the period specified in the preceding sentence, except as (A) otherwise contemplated by this Agreement, the Ancillary Agreements or the Company Budgets, (B) listed in Section 6.1 of the Company Disclosure Letter or (C) consented to by Parent in writing (which consent shall not be unreasonably withheld or delayed), the Company shall not, and shall cause each of its Subsidiaries not to, take any of the following actions:

(a) amend its Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws or other organizational documents other than as permitted by clause (b) below;

(b) adopt a plan or agreement of liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization (other than a merger, consolidation or other reorganization solely between wholly owned Subsidiaries);

(c) (i) issue, sell, transfer or otherwise dispose of any shares of its capital stock, Voting Debt of the Company or other voting securities or any securities convertible into or exchangeable for any of the foregoing, (ii) grant or issue any options, warrants, securities or rights that are linked to the value of the Company Common Stock, or other rights to purchase or obtain any shares of its capital stock or any of the foregoing or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, (iii) split, combine, subdivide or reclassify any shares of its capital stock, (iv) declare, set aside or pay any dividend or other distribution with respect to any shares of its capital stock or (v) redeem, purchase or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares or effect any reduction in capital, except (with respect to clauses (i) through (v) above) for: (A) issuances of capital stock of the Company’s Subsidiaries to the Company or a wholly owned Subsidiary of the Company, (B) issuances of shares of Company Common Stock upon exercise of employee stock options, upon vesting of restricted stock units or restricted stock or pursuant to the 2000 Warrants or the 2005 Warrants or redemptions, purchases or other acquisitions of capital stock in connection with net exercises or withholding with respect to the foregoing, (C) grants made pursuant to Company Plans, (D) dividends or distributions by any Subsidiary of the Company to the Company or a wholly owned Subsidiary of the Company or (E) as contemplated by Section 3.3(a)(i);

(d) (i) issue any note, bond or other debt security or right to acquire any debt security, incur or guarantee any Indebtedness or enter into any “keep well” or other agreement to maintain the financial condition of another Person or other arrangements having the economic effect of any of the foregoing, other than (A) trade or standby letters of credit in the ordinary course of business; (B) in connection with new store openings or other actions in the ordinary course of business generally consistent with past practice; (C) pursuant to the Company Credit Agreement and other Contracts regarding other Indebtedness listed in the Company Disclosure Letter (including the “accordion” feature of the Company Credit Agreement); (D) as an alternative to the “accordion” feature of the Company Credit Agreement or to repay, prior to the Closing Date, amounts borrowed under the “accordion” feature of the Company Credit Agreement, mortgages not in excess of $40.0 million principal amount encumbering the Real Property identified in Section 6.1(d)(i)(D) of the Company Disclosure Letter; (E) issuances, incurrences or guarantees by the Company to any wholly owned Subsidiary of the Company or by a Subsidiary to the Company or any other wholly owned Subsidiary of the Company; (F) incurrences or guarantees of store leases; (G) other guarantees required under any agreements or commitments existing as of the date of this Agreement listed in the Company Disclosure Letter; (H) in connection with any equipment leases entered into in the ordinary course of business generally consistent with past practice; (I) in connection with any insurance premium financing in the ordinary course of business generally consistent with past practice; or (J) guarantees of any Indebtedness permitted by the foregoing clauses (A) through (I); (ii) amend or otherwise restructure the Company Credit Agreement in any manner that increases the amount of the commitments thereunder (except as permitted under clause (C)) or adds prepayment penalties; or (iii) incur any additional principal Indebtedness under the Company’s indenture dated as of January 29, 2002;

(e) (i) increase the benefits under any Company Plan or Collective Bargaining Agreement, (ii) increase the compensation or benefits payable to, or enter into any employment agreements with, any current or former director, officer, employee or consultant of the Company or its Subsidiaries, (iii) grant any rights to severance, change in control or termination pay to, or enter into any severance or change in control agreement or arrangement with, any current or former director, officer, employee or consultant of the Company or its Subsidiaries, or (iv) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Plan or Collective Bargaining Agreement, except (with respect to clauses (i) through (iv) above): (A) as required by applicable Law or under the terms of this Agreement or any Company Plan or employment Contract, including under any existing severance agreements or arrangements, or Collective Bargaining Agreement in existence as of the date of this Agreement listed in the Company Disclosure Letter; (B) in connection with (1) the renegotiation or amendment of any Collective Bargaining Agreement that is scheduled to expire in 2007 or 2008 or (2) the negotiation or amendment of any other Collective Bargaining Agreement that would not materially adversely affect the Company and its Subsidiaries as a whole; (C) the entry into voluntary severance arrangements not announced prior to the date hereof with employees below the store-manager level in an amount in excess of $2.0 million in the aggregate; (D) with respect to clauses (i) and (ii) above, in the ordinary course of business with respect to employees who are not Executive Officers (increases of any of the foregoing in connections with promotions being deemed ordinary course of business generally consistent with past practice); or (E) in connection with hiring of an individual to replace any existing Executive Officer the base salary of whom is not in excess of 150% of the base salary of the Executive Officer whom such individual replaces;

(f) enter into or consummate any transaction involving the acquisition (including by merger, consolidation or acquisition of the business, stock or all or substantially all of the assets or other business combination) of any other Person that would materially impair or delay the consummation of the transactions contemplated by this Agreement or for consideration to such Person in excess of $10,000,000 in the aggregate (other than purchases of inventory, or acquisitions of real property, fixtures and equipment for the opening of any Facility in the ordinary course of business generally consistent with past practice);

(g) sell, lease, license or otherwise dispose of fixed assets or personal property for consideration in excess of $3,000,000 in the aggregate, except (i) pursuant to existing Contracts, (ii) for sales of inventory, goods, personal property and fixed assets in the ordinary course of business generally consistent with past practice, (iii) in connection with the termination or closure of any Facility permitted by Section 6.1(n), or (iv) pursuant to any Company Tenant Leases whether now existing or entered into after the date hereof in the ordinary course of business generally consistent with past practice;

(h) encumber any assets or property that are material to the Company and its Subsidiaries taken as a whole, except for Encumbrances (i) that would constitute a Permitted Encumbrance; (ii) related to any Indebtedness that may be incurred pursuant to Section 6.1(d); (iii) pursuant to existing Contracts; or (iv) pursuant to any Company Tenant Leases whether now existing or entered into after the date hereof in the ordinary course of business generally consistent with past practice;

(i) make any capital expenditures in excess of $5,000,000 in any year, except (i) for the total amount contemplated by the Company Budgets (provided that the Company may not make capital expenditures for “Capital Expenditures—System Initiatives—Software” in an amount greater than the amount allocated therefore in the Company Budgets), (ii) in connection with the opening of a Facility in the ordinary course of business generally consistent with past practice or (iii) any emergency repair of a Facility or reconstruction or repair due to casualty losses at a Facility;

(j) settle any Action or threatened Action involving a payment by the Company or any of its Subsidiaries which would reasonably be expected to have a Company Material Adverse Effect;

(k) change any of its material accounting policies or practices, except as may be required by GAAP or the rules and regulations of the SEC or by changes in GAAP or such SEC rules and regulations;

(l) (i) make, change or revoke any material election in respect of Taxes, (ii) adopt or change any material accounting method in respect of Taxes, (iii) enter into any Tax allocation agreement, Tax-sharing agreement, Tax indemnity agreement or closing agreement, (iv) settle or compromise any material claim, notice, audit report or assessment in respect of Taxes, or (v) surrender any right to claim a material refund of Taxes;

(m) effect any sale and leaseback transactions except in the ordinary course of business generally consistent with past practice;

(n) terminate or close any Facility or make any announcement of the intention to do so, except in the ordinary course of business generally consistent with past practice;

(o) enter into any consulting Contract requiring payments by the Company in excess of $250,000 other than in the ordinary course of business generally consistent with past practice and other than those cancelable (without giving rise to any penalty or additional cost or liability (other than for services performed prior to such cancellation)) within 90 days;

(p) (i) delay payments of accounts payable and other obligations in a manner other than in the ordinary course of business generally consistent with past practice or (ii) accelerate the collection of receivables or modify the payment terms of any receivables other than in the ordinary course of business generally consistent with past practice;

(q) except as permitted in clause (e) above, enter into any new Contract or modify or amend any existing Contract with (i) an Executive Officer, director, or control persons of the Company or any of its Subsidiaries or (ii) Yucaipa or any of its Affiliates (other than the Company and its Subsidiaries) or an executive officer, director or control person of Yucaipa;

(r) incur out-of-pocket fees and expenses for investment banking, financial advisory services or due to Yucaipa and its Affiliates in connection with the transactions contemplated by this Agreement in excess of the amounts set forth in Section 6.1(r) of the Company Disclosure Letter;

(s) materially adversely modify or amend or extend prior to the expiration date thereof any Contract set forth in Section 6.1(s) of the Company Disclosure Letter;

(t) adopt, or propose to adopt, or maintain any shareholders’ rights plan, “poison pill” or other similar plan or agreement, unless Parent and Merger Sub are exempted from the provisions of such shareholders’ rights plan, “poison pill,” or other similar plan or agreement; or

(u) agree or commit by Contract or otherwise to do any of the foregoing.

Nothing contained in this Section 6.1 or anywhere else in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or the Company’s Subsidiaries’ operations prior to the Effective Time.

SECTION 6.2 Conduct of the Business by Parent. From and after the date hereof to the Effective Time or the date on which this Agreement is terminated pursuant to Section 8.1, except as (i) contemplated by this Agreement (including clauses (a) through (h) below) or the Ancillary Agreements, (ii) listed in Section 6.2 of the Parent Disclosure Letter or (iii) consented to by the Company in writing (which consent shall not be unreasonably withheld or delayed), Parent shall and shall cause each of its Subsidiaries to use its commercially reasonable efforts to conduct its business in the ordinary course of business generally consistent with past practice and use its commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and key employees and keep its relationships with key customers, suppliers, licensors, licensees, distributors and others having business dealings with it. Without limiting the generality of the foregoing, during the period specified in the preceding sentence, except as (A) otherwise contemplated by this Agreement or the Ancillary Agreements, (B) listed in Section 6.2 of the Parent Disclosure Letter or (C) consented to by the Company in writing (which consent shall not be unreasonably withheld or delayed), Parent and Merger Sub shall not, and Parent shall cause each of its Subsidiaries not to, take any of the following actions:

(a) amend its Charter, Amended and Restated By-Laws or other organizational documents (other than (i) as permitted by clause (b) below, (ii) an amendment of Parent’s Charter to effect the Preemptive Rights Charter Amendment, (iii) any amendment of Parent’s Charter approved by Parent’s stockholders at Parent’s 2007 annual meeting of stockholders relating solely to the elimination of the preemptive rights contained in Article 7 of Parent’s Charter or indemnification or exculpation rights of Parent’s officers and directors, (iv) an amendment of Parent’s Amended and Restated By-Laws as set forth in Section 6.2(a) of the Parent Disclosure Letter or (v) necessary to effect Parent’s reorganization into a holding company structure (provided that no such reorganization shall require a vote of the stockholders of Parent or materially impair or delay the consummation of the transactions contemplated by this Agreement));

(b) adopt a plan or agreement of liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization (other than a merger, consolidation or other reorganization between wholly owned subsidiaries or in connection with the formation of one or more parent holding companies);

(c) (i) issue, sell, transfer or otherwise dispose of any shares of its capital stock, Voting Debt of Parent or other voting securities or any securities convertible into or exchangeable for any of the foregoing, (ii) grant or issue any options, warrants, securities or rights that are linked to the value of Parent Common Stock, or other rights to purchase or obtain any shares of its capital stock or any of the foregoing or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, (iii) split, combine, subdivide or reclassify any shares of its capital stock, (iv) declare, set aside or pay any dividend or other distribution with respect to any shares of its capital stock or (v) redeem, purchase or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares or effect any reduction in capital, except (with respect to clauses (i) through (v) above) for: (A) issuances of Parent Common Stock, Voting Debt or other capital stock of Parent not in excess of 33 1/3% of the outstanding shares of Parent Common Stock as of the date hereof, (B) issuances of capital stock of Parent’s Subsidiaries to Parent or a wholly owned Subsidiary of Parent, (C) issuances of shares of Parent Common Stock upon exercise of employee stock options or upon vesting of restricted stock units or restricted stock or redemptions, purchases or other acquisitions of capital stock in connection with net exercises or withholding with respect to the foregoing, (D) grants made pursuant to Parent Plans, (E) dividends or distributions by any Subsidiary of Parent to Parent or a wholly owned Subsidiary of Parent or (F) issuances of Parent Common Stock in connection with the Merger or the other transactions contemplated by this Agreement;

(d) issue any note, bond or other debt security or right to acquire any debt security, incur or guarantee any Indebtedness or enter into any “keep well” or other agreement to maintain the financial condition of another Person or other arrangements having the economic effect of any of the foregoing, other than (i) trade or standby letters of credit in the ordinary course of business; (ii) in connection with new store openings or other actions in the ordinary course of business generally consistent with past practice; (iii) pursuant to any credit agreement existing as of the date of this Agreement and other Contracts regarding other Indebtedness existing as of the date of this Agreement; (iv) issuances, incurrences or guarantees by Parent to any wholly owned Subsidiary of Parent or by a Subsidiary to Parent or any other wholly owned Subsidiary of Parent; (v) incurrences or guarantees of store leases; (vi) other guarantees required under any agreements or commitments existing as of the date of this Agreement; (vii) in connection with any equipment leases or equipment financings entered into in the ordinary course of business generally consistent with past practice; (viii) in connection with any insurance premium financing in the ordinary course of business generally consistent with past practice; (ix) guarantees of any Indebtedness, permitted by the foregoing clauses (i) through (viii); (x) at the Effective Time, in connection with the Merger or the other transactions entered into in connection with this Agreement; and (xi) other Indebtedness not in excess of $100.0 million in the aggregate;

(e) enter into or consummate any transaction involving the acquisition (including by merger, consolidation or acquisition of the business, stock or all or substantially all of the assets or other business combination) of any other Person that would materially impair or delay the consummation of the transactions contemplated by this Agreement or for consideration to such Person in excess of $75.0 million in the aggregate (other than purchases of inventory or acquisitions of real property, fixtures and equipment for the opening of any Facility in the ordinary course of business generally consistent with past practice);

(f) sell, lease, license or otherwise dispose of assets or property in a transaction that would materially delay Parent’s ability to consummate the Financing;

(g) (i) delay payments of accounts payable and other obligations in a manner other than in the ordinary course of business generally consistent with past practice or (ii) accelerate the collection of receivables or modify the payment terms of any receivables other than in the ordinary course of business generally consistent with past practice; or

(h) agree or commit by Contract or otherwise to do any of the foregoing.

Nothing contained in this Section 6.2 or anywhere else in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or Parent’s Subsidiaries’ operations.

SECTION 6.3 No Solicitation; Other Offers.

(a) Subject to Section 6.3(b), from and after the date hereof through the earlier of the Effective Time or the termination of this Agreement, neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of their Representatives to, directly or indirectly, (i) solicit or knowingly encourage or facilitate the submission of any Company Proposal; (ii) enter into, initiate or participate in any discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or assist or knowingly encourage any effort by any Third Party or 13D Group that is seeking to make, or has made, or may reasonably be expected to make, a Company Proposal; (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, other than a standstill provision contained in a confidentiality agreement entered into with such Person pursuant to Section 6.3(b)(ii); or (iv) enter into any agreement with respect to a Company Proposal other than a confidentiality agreement permitted by Section 6.3(b). The Company shall, shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause the Representatives of the Company and any of its Subsidiaries to, cease immediately and cause to be terminated any and all existing activities, discussions and negotiations, if any, with any Third Party or 13D Group conducted prior to the date hereof with respect to any Company Proposal and shall use its commercially reasonable efforts to cause any such Third Party or 13D Group (or its agents or advisors) in possession of confidential information about the Company that was furnished by or on behalf of the Company prior to the date hereof to return or destroy all such information. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 6.3(a) by any Representative of the Company or any of its Subsidiaries, whether or not such Person is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Section 6.3(a) by the Company.

(b) Notwithstanding the foregoing, if the Company receives a Company Proposal that was not solicited, or knowingly encouraged or facilitated, by the Company in violation of Section 6.3(a), and which either constitutes a Superior Proposal or which the Board of Directors of the Company determines in good faith, after consultation with its financial advisors and outside counsel, would reasonably be expected to result in a Superior Proposal, and the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that failing to take such action described in clause (i) or (ii) below would be inconsistent with its fiduciary duties under applicable Law, then, prior to the receipt of the Company Stockholder Approval, the Company, directly or indirectly through its Representatives, may (i) engage in negotiations or discussions (including the solicitation of a revised Company Proposal) with such Third Party or 13D Group and (ii) furnish to such Third Party or 13D Group and its attorneys, auditors, advisors and financing sources non-public information relating to, and afford such Third Party or 13D Group access to, the business, properties, assets, books and records of the Company or any of its Subsidiaries pursuant to a confidentiality agreement no less favorable to the Company than the Confidentiality Agreement. The Company shall provide as promptly as practicable, to Parent any material information provided to such Third Party or 13D Group that has not previously been provided to Parent. Nothing contained herein shall prevent the Board of Directors of the Company from complying with Rule 14e-2(a) and Rule 14d-9 under the Exchange Act with regard to a Company Proposal, or from making any other legally required disclosure to the stockholders of the Company with regard to the Company Proposal under federal securities Laws, the regulations of any national securities exchange on which the Company Common Stock is listed or as required under Delaware Law. For the avoidance of doubt, for all purposes under this Agreement, including Article VIII, any disclosure by the Board of Directors of the status of any Company Proposal (without comment on the merits thereof) or any stop-look-listen communication under Rule 14d-9(f) shall not, in and of itself, be considered an Adverse Recommendation Change or a violation of this Section 6.3.

(c) Neither the Board of Directors of the Company nor any committee thereof shall (i)(A) withdraw (or modify in a manner adverse to Parent), or propose to withdraw (or modify in a manner adverse to Parent), the recommendation or declaration of advisability by such Board of Directors or any such committee of this Agreement or the Merger or (B) publicly recommend the approval or adoption of, or propose to recommend, any Company Proposal or Superior Proposal (any action described in this clause (i) whether or not required by Law, being referred to as an “Adverse Recommendation Change”); or (ii) cause or permit the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement related to any Company Proposal, other than any confidentiality agreement referred to in Section 6.3(b). Notwithstanding the foregoing or anything else in this Section 6.3 or otherwise in this Agreement to the contrary, at any time prior to receipt of Company Stockholder Approval, the Board of Directors of the Company may, if, after consultation with its outside counsel, it determines in good faith that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, make an Adverse Recommendation Change; provided, however, that the Board of Directors of the Company shall not make an Adverse Recommendation Change until after the fifth Business Day following Parent’s receipt of written notice (a “Notice of Adverse Change”) from the Company advising Parent that the Board of Directors of the Company intends to take such action and specifying the reasons therefor, including (if such change is due to a Superior Proposal) the material terms and conditions of any Superior Proposal (including a summary of the financial, legal, regulatory or other aspects that related to the Board of Directors of the Company’s determination that such Company Proposal is a Superior Proposal) that is the basis of the proposed action by such Board of Directors (it being understood and agreed that, prior to taking any such action, the Company shall discuss with Parent and consider in good faith any changes to the terms of this Agreement proposed by Parent in response to such Superior Proposal or otherwise).

(d) In addition to the obligations of the Company set forth in Sections 6.3(b) and (c), the Company shall as promptly as practicable advise Parent in writing of the receipt after the date of this Agreement of any Company Proposal or any inquiry that could reasonably be expected to lead to any Company Proposal or inquiry, the material terms and conditions of any such Company Proposal or inquiry and the identity of the Third Party or 13D Group making any such Company Proposal or inquiry. The Company shall keep Parent fully informed in all material respects of the status of (including any material developments with respect to) any such Company Proposal or inquiry (including any material changes thereto).

SECTION 6.4 Stockholders Meetings.

(a) Company Stockholders Meeting. The Company shall (i) as soon as practicable following the date of this Agreement, establish a record date (which shall be as soon as practicable following the date of this Agreement) for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”), which meeting shall be scheduled for not later than the 23rd Business Day following the mailing of the Joint Proxy Statement to the Company’s stockholders (but which may be adjourned or postponed as required by the federal securities Laws, the regulations of any national securities exchange on which the Company Common Stock is listed or Delaware Law) and shall take place promptly and in any event not later than 60 days after the mailing of the Joint Proxy Statement to the Company’s stockholders (or such later date as required by the federal securities Laws, the regulations of any national securities exchange on which the Company Common Stock is listed or Delaware Law) for the purpose of obtaining the Company Stockholder Approval, and hold a vote of the stockholders of the Company on the Merger and the Merger Agreement at the Company Stockholders Meeting, and (ii) subject to Section 6.3(c), through its Board of Directors, recommend to its stockholders the adoption of this Agreement. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to Section 6.4(a)(i) shall not be affected by (A) the commencement, public proposal, public disclosure or communication to the Company of any Company Proposal or Superior Proposal or (B) any Adverse Recommendation Change ( provided, however, that nothing in this sentence shall affect the Company’s right to terminate this Agreement in accordance with Article VIII). The Company agrees that it shall not submit to the vote of the stockholders of the Company any Company Proposal (whether or not a Superior Proposal) prior to the vote of the Company’s stockholders with respect to the Merger at the Company Stockholders Meeting.

(b) Parent Stockholders Meeting. Parent shall (i) as soon as practicable following the date of this Agreement, establish a record date (which shall be as soon as practicable following the date of this Agreement) for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Parent Stockholders Meeting”), which meeting shall be scheduled for not later than the 23rd Business Day following the mailing of the Joint Proxy Statement to Parent’s stockholders (but which may be adjourned or postponed as required by the federal securities Laws, the regulations of any national securities exchange on which the Parent Common Stock is listed or Maryland Law) and shall take place promptly and in any event not later than 60 days after the mailing of the Joint Proxy Statement to the Parent’s stockholders (or such later date as required by the federal securities Laws, the regulations of any national securities exchange on which the Parent Common Stock is listed or Maryland Law) for the purpose of obtaining the Parent Stockholder Approval and hold a vote of the stockholders of Parent on the Share Issuance and the Preemptive Rights Charter Amendment at the Parent Stockholders Meeting, and (ii) through its Board of Directors, recommend to its stockholders the Share Issuance and the Preemptive Rights Charter Amendment. Parent agrees that it shall not submit to the vote of the stockholders of Parent at the Parent Stockholders Meeting any matters other than the approval of the Share Issuance and the Preemptive Rights Charter Amendment. The approval of the Share Issuance and the Preemptive Rights Charter Amendment shall be conditioned on each other, such that neither shall be deemed to be approved unless both are approved by the Parent stockholders.

SECTION 6.5 Financing.

(a) Each of Parent and Merger Sub shall use, and shall cause each of its Affiliates to use, its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable (including complying with its obligation under Section 6.5(b)) to arrange and obtain the full proceeds of the Financing Commitments (the “Financing”) on the terms and conditions described in the Financing Commitments, including using its best efforts to (i) maintain in effect the Financing Commitments, (ii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained therein, (iii) to satisfy (or cause their Affiliates to satisfy) on a timely basis all conditions, and otherwise comply with all terms, applicable to Parent and Merger Sub (or their Affiliates) in such definitive agreements and (iv) consummate the Financing contemplated by the Financing Commitments at or prior to Closing. In the event that any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Commitments, Parent and Merger Sub shall promptly use its best efforts to arrange to obtain any such portion from alternative sources as promptly as practicable following the occurrence of such event but not later than the last day of the Marketing Period. Parent shall deliver to the Company true and complete copies of all agreements pursuant to which any such alternative source shall have committed to provide Parent and Merger Sub with any portion of the Financing. Parent shall give the Company prompt notice of any material breach by any party of the Financing Commitments or any termination of the Financing Commitments. Each of Parent and Merger Sub shall refrain (and shall use its best efforts to cause its Affiliates to refrain) from taking, directly or indirectly, any action that would reasonably be expected to result in a failure of any of the conditions contained in the Financing Commitments or in any definitive agreement related to the Financing. Parent shall keep the Company fully informed in all material respects of the status of Parent’s and Merger Sub’s efforts to arrange the Financing. Parent and Merger Sub shall not amend, supplement, modify or waive any provision or remedy under the Financing Commitments or the definitive agreements relating to the Financing, without the consent of the Company, which consent shall not be unreasonably withheld or delayed. For the avoidance of doubt, in the event (x) all or a portion of Financing Commitments structured as notes has not been consummated, (y) all conditions contained in Article VII have been satisfied or waived (other than those contained in Sections 7.2(c) and 7.3(c) and those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) and (z) the bridge facilities contemplated by the Financing Commitments (or alternative financing obtained in accordance with this Section 6.5(a)) are available, then Parent and Merger Sub shall use the proceeds of such bridge financing (or alternative financing) for the purpose of consummating the transactions contemplated by this Agreement.

(b) Parent shall, or shall cause its Subsidiaries, to sell or otherwise dispose of up to 7.1 million shares of Metro, Inc. common stock within 90 days of the date of this Agreement; provided, however, if the net cash proceeds to Parent of such disposition are less than $190.0 million, then Parent shall issue and sell within such 90-day period shares of Parent Common Stock and/or its preferred stock sufficient to generate net cash proceeds in an amount equal to the difference between $190.0 million and the net cash proceeds received from the sale or disposition of such Metro, Inc. common stock. The net cash proceeds of such sale or disposition, together with the net cash proceeds of any such issuance and sale of Parent Common Stock and/or Parent’s preferred stock, shall be deposited into a blocked account at Bank of America on which Parent’s lenders under its credit agreement existing as of the date of this Agreement have a first priority security interest and shall be held (without diminution) in such account through the Closing, free and clear of all other Encumbrances. The funds in the blocked account shall be used as part of the consideration for the transactions under the Agreement and, pending such use, may be used (without diminution) to support letters of credit under Parent’s credit agreement existing as of the date of this Agreement.

(c) From the date hereof until the Closing Date or the earlier termination of this Agreement, the Company shall, and shall use its best efforts to cause (to the extent within its control) each of its officers, employees and other Representatives to, provide such cooperation as is reasonably requested by Parent in connection with the arrangement of the Financing, including (i) causing appropriate officers to be available, on a customary basis and on reasonable advance notice, to attend due diligence sessions, sessions with ratings agencies, meetings, presentations, and, during the Marketing Period and road shows; (ii) assisting with the preparation of materials for rating agency presentations, information and offering memoranda, business projections and financial statements, to the extent relating to the Company; (iii) issuing customary representation letters to auditors and using its best efforts to cause its independent accountants to provide reasonable assistance to Parent, including requesting such accountants to provide consent to Parent to use their audit reports relating to the Company and to prepare and deliver any customary “comfort letters”; (iv) providing reasonable access to the Real Property during normal business hours to the extent required by the Financing Commitments; (v) as promptly as reasonably practicable, furnishing Parent and its debt financing sources financial statements, pro forma financial information, financial data, audit reports and other information relating to the Company of the type required by Regulation S-X and Regulation S-K under the Securities Act and the other accounting rules and regulations of the SEC as may reasonably be requested by Parent and of the type and form required to be included in a registered public offering on Form S-1 (all such information in this clause (v), the “Required Information”); (vi) cooperating in satisfying the conditions set forth in the Financing Commitments (to the extent the satisfaction of such condition requires the cooperation of the Company); (vii) promptly providing monthly financial statements (excluding footnotes) to the extent available and prepared by the Company in the ordinary course of business generally consistent with past practice; (viii) executing and delivering, as of the Effective Time, any pledge and security documents, other definitive financing documents, or other certificates or documents contemplated by the Financing Commitments as may be reasonably requested by Parent (including a customary representation letter of the chief financial officer of the Company or any Subsidiary of the Company with respect to consents of accountants for use of their reports in any materials relating to the debt financing contemplated by the Financing Commitments) and otherwise reasonably facilitating the pledging of collateral (including obtaining the insurance, surveys, releases, terminations, waivers, consents, estoppels and approvals as may be required in connection therewith) contemplated by the Financing Commitments; and (ix) as of the Effective Time, taking all corporate actions necessary to authorize the consummation of the financing contemplated by the Financing Commitments. The Company will periodically update any such Required Information to be included in an offering document to be used in connection with such financing so that such Required Information complies with clause (v) of the preceding sentence. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the financing contemplated by the Financing Commitments; provided that such logos are used solely in a manner that is not intended to or likely to harm or disparage the Company or its Subsidiaries. All material non-public information regarding the Company and its Subsidiaries provided to Parent, Merger Sub or their Representatives pursuant to this Section 6.5(b) shall be kept confidential by them in accordance with the Confidentiality Agreement except for disclosure to potential investors as required in connection with the Financing subject to customary confidentiality protections.

(d) Neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other fee or incur any other liability in connection with the Financing prior to the Effective Time.

(e) If this Agreement is terminated by Parent or the Company pursuant to Section 8.1, then Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket fees and expenses incurred by or on behalf of the Company solely as a result of its compliance with this Section 6.5.

(f) Nothing contained in this Section 6.5 or otherwise shall require the Company to be an issuer or other obligor with respect to the Financing prior to the Closing.

(g) If, prior to the Effective Time, the Company incurs debt under the “accordion” feature of the Company Credit Agreement, then the Company shall use its best efforts to facilitate the mortgaging of the owned Real Property identified in Section 6.1(d)(i)(D) of the Company Disclosure Letter (including obtaining surveys, releases, terminations, waivers, consents, estoppels and approvals as may be required in connection therewith) by Parent at the Effective Time.

SECTION 6.6 Filings; Authorizations.

(a) The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall promptly provide or file or cause to be provided or filed all necessary filings with Governmental Entities and any additional information requested by any Governmental Entity in connection with the transactions contemplated by this Agreement.

(b) Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall promptly inform each other and provide each other with copies of any material communication or correspondence made to or received by, such party or its advisors from any Governmental Entity regarding any of the transactions contemplated by this Agreement and shall promptly cooperate and consult with respect to the preparation and submission of any filings, communication or correspondence with a Governmental Entity that may be required by Law or be considered by Parent, after consultation with the Company, to be desirable, as well as with respect to the preparation and submission of any information requested by a Governmental Entity, including, to the extent practicable and subject to the terms of the Confidentiality Agreement and any restrictions under the Antitrust Laws, by providing to Parent, in the case of the Company, or the Company, in the case of Parent, or its outside counsel information and assistance that may reasonably be requested for such purpose. Any such filings, materials or information marked or designated by the providing party as “Highly Confidential” shall be disclosed only to outside legal counsel and expert consultants to the recipient party and shall be redacted from any copies of filings or other materials that may be disclosed to the recipient party or other Representatives of the recipient party. Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall, to the extent practicable, permit the other to review any material communication, correspondence, submission or filing between it (or its advisors) and any Governmental Entity relating to this Agreement and shall, to the extent practicable, consult with the other in advance of any telephone calls, meetings or conferences with, any Governmental Entity and, to the extent practicable, give the other party the opportunity to attend and participate in such telephone calls, meetings and conferences.

(c) In addition to the agreements set forth in Section 6.6(a), the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall (i) as promptly as practicable take all actions necessary to make the filings required under the HSR Act but in any event not later than ten Business Days following the date of this Agreement and (ii) use their respective best efforts to substantially comply at the earliest practicable date with any request for additional information or documentary material received by Parent, the Company or any of their respective Subsidiaries or Affiliates from the Federal Trade Commission or the Antitrust Division of the Department of Justice pursuant to the HSR Act or from any state attorney general unless Parent and the Company mutually determine that it is reasonable under the circumstances not to comply substantially with any requests for additional information and documentary material under the HSR Act.

(d) The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall promptly cooperate with one another in determining whether any filing with a Governmental Entity, in addition to the HSR Act filings set forth in Section 6.6(c), is required or reasonably appropriate, in connection with the consummation of the transactions contemplated by this Agreement. Subject to the terms and conditions of this Agreement, in taking such actions or making any such filings, the parties shall furnish such information as may be required in connection therewith and timely seek to obtain any such actions, consents, approvals or waivers.

(e) Without limiting Section 6.6(a), each of the Company, Parent and Merger Sub shall, subject to the termination rights set forth in Sections 8.1(c)(iii) and (iv), use their respective best efforts to cause the expiration or termination of the applicable waiting period under the HSR Act as soon as practicable and to resolve such objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Antitrust Law. In furtherance of the foregoing, Parent and Merger Sub shall use their best efforts to (i) seek to avoid the entry of, or seek to have vacated or terminated, any order, judgment, decree, injunction or ruling of a court or any other Governmental Entity that would restrain, prevent or delay the Closing, including by defending through litigation any Action asserted by any Person in any court or before any other Governmental Entity and by exhausting all avenues of appeal and (ii) take, or cause to be taken, all other actions necessary to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, including (A) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, transfer, divestiture or disposition of such stores, businesses or other assets of Parent or any of its Subsidiaries or, after the Effective Time, of the Company or of any of its Subsidiaries and (B) otherwise taking or committing to take actions that limit or would limit Parent’s, Merger Sub’s or its Subsidiaries’ (including, after the Effective Time, the Company’s and its Subsidiaries’ as Subsidiaries of Parent) freedom of action with respect to, or its ability to retain, one or more of their respective stores, businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any judgment, decree, ruling, injunction, temporary restraining order, or other order or judgment in any Action, which would otherwise have the effect of preventing or materially delaying the Closing; provided, however, that Parent may enter into agreements with a Governmental Entity to delay for reasonable periods of time the consummation of the Merger, except that (i) no such agreement shall delay the consummation of the Merger to a date later than December 4, 2007; (ii) if, at the time of entering into the agreement, it is reasonably likely that Parent, Merger Sub and/or the Company, in the aggregate, would not be required to divest, sell, transfer and/or otherwise dispose of, stores, businesses or other assets of Parent and/or the Company or of any of their Subsidiaries with aggregated Allocated Amounts in excess of the Threshold Amount in order to consummate the transactions contemplated by this Agreement, then no such agreement shall be entered without the consent of the Company (which consent shall not be unreasonably withheld or delayed); and (iii) prior to entering into any such agreement, Parent shall provide the Company with not fewer than five Business Days prior written notice of its intention to do so and during such period Parent shall discuss with the Company such agreement and shall consider in good faith any comments by the Company (which the Company shall promptly provide) regarding such agreement. Notwithstanding anything in this Agreement to the contrary, prior to December 5, 2007, Parent shall not be required to divest, sell, transfer and/or otherwise dispose of, stores, businesses or other assets of Parent and/or the Company or of any of their Subsidiaries with aggregated Allocated Amounts in excess of the Threshold Amount, or enter into any agreement to do any of the foregoing. In no event will Parent or Merger Sub be entitled to any adjustment to or diminution of the Aggregate Merger Consideration.

SECTION 6.7 Director and Officer Liability; Indemnification; Excess Benefit Plans.

(a) Parent and the Surviving Corporation agree that all rights to indemnification and all limitations on liability for acts or omissions occurring prior to the Effective Time existing in favor of any individual who, on or prior to the Effective Time, is or was a current or former officer or director of any of the Company or its Subsidiaries (collectively, the “Company Indemnitees”), as provided in (i) the organizational documents of any of the Company or its Subsidiaries in effect on the date of this Agreement or (ii) any agreement providing for indemnification by any of the Company or its Subsidiaries of any Company Indemnitee in effect on the date of this Agreement to which any of the Company or its Subsidiaries is a party or by which it is bound and which has been set forth in Section 6.7(a) of the Company Disclosure Letter, shall survive the consummation of the transactions contemplated hereby and continue in full force and effect and be honored by Parent and the Surviving Corporation and its Subsidiaries after the Effective Time. In addition, notwithstanding anything herein to the contrary, Parent shall pay, or cause to be paid, all of the benefits in respect of any employee to which the employee (or his or her beneficiaries) is entitled under the terms of the supplemental retirement and excess benefit plans and agreements set forth in Section 4.10(n) of the Company Disclosure Letter as in effect immediately prior to the Effective Time. Parent shall, and shall cause each of the Surviving Corporation and Parent’s Subsidiaries to, take all actions required by, and otherwise comply with, the provisions of this Section 6.7(a). Prior to the Effective Time, the Company shall obtain, at Parent’s expense, “tail” insurance policies with a claims period of at least six years from the Effective Time with respect to directors’ and officers’ liability insurance covering those directors and officers of the Company and its Subsidiaries who, immediately prior to the Effective Time, were covered by the Company’s existing directors’ and officers’ liability insurance policies and in amount and scope at least as favorable to such directors and officers as such existing policies for claims arising from facts or events that occurred on or prior to the Effective Time; provided that the aggregate premiums for such policies do not exceed an amount equal to 300% of the current annual premium of the Company’s existing directors’ and officers’ liability insurance as in effect on the date of this Agreement.

(b) The Certificate of Incorporation and By-Laws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation and indemnification, except to the extent required by any applicable Law adopted, amended or reinterpreted after the date of this Agreement, than those set forth in the Certificate of Incorporation and the By-Laws of the Company, respectively, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company or any of the Subsidiaries.

(c) In the event Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation shall succeed to the obligations set forth in this Section 6.7.

(d) The obligations and liability of Parent, the Surviving Corporation and its Subsidiaries under this Section 6.7 shall be joint and several.

(e) It is expressly agreed that the Company Indemnitees and each employee (and, if deceased, his or her heirs or beneficiaries) to whom this Section 6.7 applies shall be third party beneficiaries of the obligations to such persons set forth in this Section 6.7. The obligations of Parent, the Surviving Corporation and its Subsidiaries under this Section 6.7 shall not be terminated or modified in such a manner as to adversely affect the rights of any Company Indemnitee or employee (or, if deceased, his or her heirs of beneficiaries) to whom this Section applies under this Section 6.7 without the consent of such affected Person.

SECTION 6.8 Access to Information.

(a) From the date hereof to the Closing Date or the earlier termination of this Agreement, the Company shall, to the extent consistent with applicable Law (including Antitrust Law), afford Parent and its Representatives reasonable access during normal business hours, upon reasonable notice, to the officers, employees, agents, properties, offices and other Facilities of the Company and its Subsidiaries and to their books and records, and shall furnish Parent with available monthly (or more frequently during the Marketing Period) financial, operating and other data and information with respect to the business and properties of the Company and its Subsidiaries as Parent may reasonably request (including daily working capital reports from the beginning of the Marketing Period until the Closing Date) (other than information concerning a Company Proposal or a Superior Proposal, each of which shall be governed by Section 6.3). In exercising its rights hereunder, Parent shall (and shall cause each of its Representatives to) conduct itself so as not to interfere in the conduct of the business of the Company and its Subsidiaries prior to Closing. Parent and Merger Sub acknowledge and agree that they and their Representatives shall not contact any officers, employees, landlords, tenants, licensees, franchisees, customers or agents of the Company and its Subsidiaries unless consented to by the Company (such consent not to be unreasonably withheld or delayed) and that any contact hereunder shall be arranged and supervised by Representatives of the Company, unless the Company otherwise expressly consents with respect to any specific contact. Notwithstanding anything to the contrary set forth in this Agreement, neither the Company nor any of its Affiliates shall be required to disclose to Parent or any agent or Representative thereof any information (i) if doing so could violate any Contract to which the Company or any of its Affiliates is a party or Law to which the Company or any of its Affiliates is subject or (ii) which the Company or any of its Affiliates believes in good faith could result in a loss of the ability to successfully assert a claim of privilege (including the attorney-client and work product privileges); provided that the Company shall seek to obtain any consent required under any such Contract to permit such disclosure; provided, further, that if the Company or any of its

Affiliates believes in good faith that any such disclosure may result in a loss of the ability to successfully assert a claim of privilege, the Company and Parent shall use commercially reasonable efforts to cooperate and explore in good faith whether a method could be used to permit disclosure by the Company or its Representatives without waiving such privilege.

(b) From the date hereof to the Effective Time or the earlier termination of this Agreement, Parent shall, to the extent consistent with applicable Law (including Antitrust Law), afford the Company and its Representatives reasonable access during normal business hours, upon reasonable notice, to the officers, employees, agents, properties, offices and other Facilities of Parent and its Subsidiaries and to their books and records. Notwithstanding anything to the contrary set forth in this Agreement, neither Parent nor any of its Affiliates shall be required to disclose to the Company or any agent or Representative thereof any information (i) if doing so could violate any Contract to which Parent or any of its Affiliates is a party or Law to which Parent or any of its Affiliates is subject or (ii) which Parent or any of its Affiliates believes in good faith could result in a loss of the ability to successfully assert a claim of privilege (including the attorney-client and work product privileges); provided that Parent shall seek to obtain any consent required under any such Contract to permit such disclosure; provided, further, that if Parent or any of its Affiliates believes in good faith that any such disclosure may result in a loss of the ability to successfully assert a claim of privilege, Parent and Company shall use commercially reasonable efforts to cooperate and explore in good faith whether a method could be used to permit disclosure by Parent or its Representatives without waiving such privilege.

(c) All information exchanged pursuant to this Section 6.8 shall be subject to the Confidentiality Agreement, which Confidentiality Agreement will remain in full force and effect pursuant to its terms; provided, however, that from and after the date hereof until the termination of this Agreement, the term “significant employee” (as defined in Section 9 of the Confidentiality Agreement) shall mean, with respect to either Parent or the Company, any assistant store manager.

SECTION 6.9 Publicity. Parent and the Company shall communicate with each other and cooperate with each other prior to any public disclosure of the transactions contemplated by this Agreement. Parent and the Company agree that no public release or announcement concerning the transactions contemplated hereby or by the Ancillary Agreements shall be issued by either of them without the prior consent of the other, except as such release or announcement may be required by Law or the rules and regulations of any stock exchange upon which the securities of the Company or Parent, as applicable, are listed, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time (taking into account the circumstances) to comment on, such release or announcement in advance of such issuance.

SECTION 6.10 Preparation of the Form S-4 and the Joint Proxy Statement.

(a) As soon as practicable following the date of this Agreement, (i) the Company and Parent shall prepare and file with the SEC a joint proxy statement(s)/prospectus(es) for the Company Stockholder Approval and the Parent Stockholder Approval (as amended and supplemented from time to time, the “Joint Proxy Statement”) and (ii) Parent shall prepare and file with the SEC a registration statement on Form S-4 in connection with the Share Issuance in the Merger (as amended and supplemented from time to time, the “Form S-4”), in which the Joint Proxy Statement will be included as a prospectus. Each of the Company and Parent shall, and shall cause its respective counsel, accountants and other advisors to, use its commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including causing accountants to deliver necessary or required instruments such as opinions, consents and certifications) and to keep the Form S-4 effective for so long as necessary to complete the Merger. The Company will cause the Joint Proxy Statement to be mailed to the Company’s stockholders and Parent will cause the Joint Proxy Statement to be mailed to Parent’s stockholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified, filing a general consent to service of process or subjecting itself to taxation in any such jurisdiction if it is not otherwise so subject) reasonably required to be taken under any applicable state securities Laws in connection with the Share Issuance in the Merger and the receipt of the Preemptive Rights Charter Amendment, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested by Parent in connection with any such action and the preparation, filing and distribution of the Joint Proxy Statement and the Form S-4. The parties shall cooperate and notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement or the Form S-4 or for additional information, and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Joint Proxy Statement, the Form S-4, the Merger, the Preemptive Rights Charter Amendment or the other transactions contemplated by this Agreement. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy Statement will be made by Parent or the Company, in each case without providing the other parties a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Parent and the stockholders of the Company.

(b) None of the information supplied or to be supplied by the Company, on the one hand, or Parent and Merger Sub, on the other hand, for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to the Company’s stockholders or Parent’s stockholders or at the time of the Company Stockholders Meeting or the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act.

(c) Parent may not include in the Joint Proxy Statement any proposals seeking shareholder approval, other than approval of the Share Issuance and the Preemptive Rights Charter Amendment.

SECTION 6.11 Company Senior Subordinated Notes.

(a) Unless otherwise requested by Parent pursuant to Section 6.11(b) below, the Company shall promptly at a time reasonably acceptable to the Company and Parent, commence an offer to purchase, and a related consent solicitation (the “Consent Solicitation”), with respect to any and all of the outstanding aggregate principal amount of the Existing Notes on price terms that are acceptable to Parent and such other customary terms and conditions (including selection of the dealer manager(s)) as are reasonably acceptable to the Company and Parent to be consummated substantially simultaneously with the Closing using funds provided by Parent (including the related Consent Solicitation, the “Debt Tender Offer”), and Parent shall assist the Company in connection therewith. The Company shall take all corporate actions necessary to effect the Debt Tender Offer and the Consent Solicitation. Promptly following the expiration date of the Consent Solicitation, assuming the requisite consents are received with respect to the Existing Notes, the Company shall execute a supplemental indenture to the indenture governing the Existing Notes (the “Indenture”), amending the terms and provisions of the Indenture as reasonably requested by Parent and as set forth in the Debt Tender Offer documents sent to holders of the Existing Notes (which amendment may include the elimination of all or substantially all of the covenants contained in the Existing Notes or the Indenture which can be eliminated upon the favorable vote of the holders of a majority of the principal amount thereof), which supplemental indenture shall become operative immediately upon the Effective Time, and shall use its commercially reasonable efforts to cause the trustee under the Indenture to enter into such supplemental indenture prior to or substantially simultaneously with the Closing. The Company shall, and shall cause its Subsidiaries to, and shall use commercially reasonable efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Parent in connection with the Debt Tender Offer. The closing of the Debt Tender Offer shall be conditioned on the occurrence of the Closing, and the parties shall use commercially reasonable efforts to cause the Debt Tender Offer to close on the Closing Date; provided that the consummation of the Consent Solicitation and the Debt Tender Offer shall not be a condition to Closing. Concurrent with the Effective Time, and in accordance with the terms of the Debt Tender Offer, the Surviving Corporation shall accept for purchase and purchase the Existing Notes properly tendered and not properly withdrawn in the Debt Tender Offer using funds provided by or at the direction of Parent. Parent hereby covenants and agrees to provide (or cause to be provided) immediately available funds to the Company for the full payment at the Effective Time of all the Existing Notes properly tendered and not withdrawn to the extent required pursuant to the terms of the Consent Solicitation or the Debt Tender Offer.

(b) If requested by Parent in writing, in lieu of commencing a Debt Tender Offer for the Existing Notes, the Company shall, to the extent permitted by the Existing Notes and the Indenture, (i) substantially simultaneous with the Effective Time issue a notice of optional redemption for all of the outstanding aggregate principal amount of the Existing Notes, pursuant to the redemption provisions of the Indenture, and (ii) take any other actions reasonably requested by Parent to facilitate the satisfaction and discharge of the Existing Notes pursuant to the satisfaction and discharge provisions of the Indenture and the other provisions of the Indenture applicable thereto; provided that prior to the Company’s being required to take any of the actions described in clauses (i) and (ii) above, Parent shall have, or shall have caused to be, deposited with the trustee under the Indenture sufficient funds to effect such redemption and satisfaction and discharge. The redemption and satisfaction and discharge of the Existing Notes pursuant to the preceding sentence are referred to collectively as the “Discharge” of the Existing Notes. The Company shall, and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Parent in connection with the Discharge of the Existing Notes; provided that the consummation of the Discharge shall not be a condition to Closing.

(c) If this Agreement is terminated by Parent or Company pursuant to Section 8.1, then Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket fees and expenses incurred by or on behalf of the Company to the extent resulting from its compliance with this Section 6.11.

(d) The Company shall be deemed to have satisfied each of its obligations set forth in clauses (a) through (c) of this Section 6.11 if the Company shall have used its commercially reasonable efforts to comply with such obligations, regardless of the actual outcome of the Consent Solicitation, Debt Tender Offer or Discharge.

SECTION 6.12 Affiliates. Prior to the Closing Date, the Company shall deliver to Parent a letter identifying all Persons who were, at the date of the Company Stockholders Meeting, “affiliates” of the Company for purposes of Rule 145 under the Securities Act. The Company shall use its commercially reasonable efforts to cause each such Person to deliver to Parent on or prior to the Closing Date an agreement in the form set forth in Section 6.12 of the Company Disclosure Letter relating to such Person’s status as an affiliate of the Company for such purposes.

SECTION 6.13 Cooperation. Upon the terms and subject to the conditions herein provided, except as otherwise provided in this Agreement and without limiting the application of the provisions of Section 6.6, each of the parties agrees to use its commercially reasonable efforts to take or cause to be taken all action, to do or cause to be done and to assist and cooperate with the other parties in doing all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby and by the Ancillary Agreements, including: (a) the satisfaction of the conditions precedent to the obligations of the Company (in the case of Parent) or Parent and Merger Sub (in the case of the Company); (b) the obtaining of applicable consents, waivers or approvals of any Persons required under the terms of Company Contracts or Company Leases or under any material Contracts of Parent or its Subsidiaries; (c) the defending of any Actions challenging this Agreement or any Ancillary Agreement or the performance of the obligations hereunder or thereunder; and (d) the execution and delivery of such instruments, and the taking of such other actions, as any other party may reasonably request in order to carry out this Agreement or any Ancillary Agreement. Notwithstanding the foregoing, none of the Company, Parent or Merger Sub or any of their respective Affiliates shall be obligated to make any payments or otherwise pay any consideration to any Third Party to obtain any applicable consent, waiver or approval. Without limiting the generality of the foregoing, in no event shall Parent, Merger Sub or their Representatives be permitted to: (x) conduct any environmental investigation, other than Phase I investigations, without the Company’s consent; (y) take any action that would damage or diminish the value of any assets or property of the Company or any Subsidiary or (z) take any other action listed in Section 6.13 of the Company Disclosure Letter.

SECTION 6.14 Employment and Employee Benefit Matters.

(a) For a period of 12 months and one day following the Effective Time or such shorter period as such employee is a Continuing Employee (as defined below), Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, provide to each of the employees of the Company or any of its Subsidiaries who continue, at the Effective Time, as an employee of the Surviving Corporation or any of its Subsidiaries (“Continuing Employees”) base salary or wages, as applicable, any annual bonus opportunities and employee benefits (excluding equity-based plans) that, in the aggregate, are no less favorable than the base salary or wages, as applicable, any annual bonus opportunities and employee benefits (excluding equity-based plans), in the aggregate, provided to such Continuing Employee immediately prior to the date hereof. All such salaries, wages, opportunities and benefits shall be paid or provided pursuant to arrangements or plans of Parent.

(b) To the extent permitted under applicable Law and Parent’s benefit plans, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, (i) give Continuing Employees full credit for purposes of eligibility to participate, vesting and benefit accrual (other than with respect to any defined benefit plan) under the employee benefit plans or arrangements maintained by Parent, the Surviving Corporation or any of their applicable Subsidiaries in which such Continuing Employees may participate for such Continuing Employees’ service with the Company or its Subsidiaries to the same extent recognized by the Company or such Subsidiaries under the corresponding Company Plans immediately prior to the Effective Time, and (ii) with respect to any “welfare benefit plans” (as defined in Section 3(1) of ERISA) maintained by Parent, the Surviving Corporation or any of their applicable Subsidiaries for the benefit of Continuing Employees on and after the Effective Time, (x) waive any eligibility requirements or pre-existing condition limitations to the same extent waived under comparable plans of the Company and its Subsidiaries immediately prior to the Effective Time, and (y) recognize, in determining any deductible and maximum out-of-pocket limitations in respect of the year in which the Effective Time occurs, amounts paid by such Continuing Employees during such year under the corresponding Company Plans immediately prior to the Effective Time.

(c) Nothing in this Section 6.14 shall create any third party beneficiary or other right (i) in any Person other than the parties to this Agreement, including any current or former directors, officers, employees or consultants of the Company or its Subsidiaries, any participant in any Company Plan, or any dependent or beneficiary thereof, or (ii) to continued employment with the Company, Parent, Merger Sub, the Surviving Corporation or any of their respective Affiliates. Nothing in this Section 6.14 shall constitute an amendment or require any amendment to any Company Plan or any other plan or arrangement covering current or former directors, officers, employees or consultants of the Company or its Subsidiaries.

SECTION 6.15 Merger Sub. Parent will take all action necessary to cause Merger Sub and the Surviving Corporation (after the Effective Time) to perform all of their obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

SECTION 6.16 Stockholder Litigation. Parent and the Company shall (subject to a joint defense agreement if applicable) cooperate and consult with one another in connection with any stockholder litigation against either of them or any of their respective directors or officers with respect to the transactions contemplated by this Agreement and the Ancillary Agreements. Parent and the Company shall each use commercially reasonable efforts to prevail in such litigation so as to permit the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements in the manner contemplated by this Agreement. The Company shall not settle any such stockholder litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed).

SECTION 6.17 Notification of Certain Matters. Each party shall give prompt notice to the other party of the occurrence or nonoccurrence of any event or the change in any circumstance, or the discovery of any fact, that would reasonably be expected to cause any of the conditions precedent set forth in Article VII to not be satisfied; provided that the delivery of any notice pursuant to this Section 6.17 shall not limit or otherwise affect the remedies available hereunder to either party.

SECTION 6.18 No Acquisition of Securities.

(a) Neither Parent, any of its Subsidiaries, nor any of their respective Representatives (on the behalf of Parent or its Subsidiaries) shall (i) purchase, sell or acquire record or beneficial ownership of any Company Common Stock or any other securities (debt or equity) of the Company or (ii) purchase, sell or acquire record or beneficial ownership of any option, warrant, convertible security, exchangeable security, derivative security or other security, obligation or right, agreement or commitment related to the Company Common Stock or any other securities (debt or equity) of the Company.

(b) Neither the Company, any of its Subsidiaries, nor any of their respective Representatives (in the case of each Yucaipa and its Affiliates, on its own behalf or on behalf of the Company or its Subsidiaries, and in the case of other Representatives, on the behalf of the Company or its Subsidiaries) shall (i) purchase, sell or acquire record or beneficial ownership of any Parent Common Stock or any other securities (debt or equity) of Parent or (ii) purchase, sell or acquire record or beneficial ownership of any option, warrant, convertible security, exchangeable security, derivative security or other security, obligation or right, agreement or commitment related to Parent Common Stock or any other securities (debt or equity) of Parent.

SECTION 6.19 Section 16 Matters. Prior to the Effective Time, each party shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by Articles II and III of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company and will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE VII
CONDITIONS OF CLOSING

SECTION 7.1 Conditions to Each Party’s Obligations. The respective obligations of each party to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a) Stockholder Approvals. The Company Stockholder Approval and the Parent Stockholder Approval shall have been received.

(b) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, and there shall be no obligation to delay the Closing set forth in any agreement between Parent and any Governmental Entity entered into in compliance with Section 6.6(e).

(c) Injunctions; Illegality. The consummation of the Merger or the other transactions contemplated hereby or by the Ancillary Agreements shall not have been restrained, enjoined or prohibited by any Judgment, injunction or ruling of a court of competent jurisdiction or any Governmental Entity and there shall not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger or the transactions contemplated hereby or by the Ancillary Agreements by any Governmental Entity which is in effect and which prevents the consummation of or has the effect of making illegal the Merger or the transactions contemplated hereby or by the Ancillary Agreements (collectively, “Restraints”).

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC and not concluded or withdrawn.

(e) NYSE Listing. The shares of Parent Common Stock issuable to the Company’s stockholders in and as a result of the Merger as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

SECTION 7.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Parent and Merger Sub in whole or in part in their sole discretion):

(a) (i) the representations and warranties of the Company contained in this Agreement (other than in Sections 4.2(a), 4.3, 4.12(a)(iii) and 4.18) shall be true and correct, without giving effect to any materiality or Company Material Adverse Effect qualifications therein, on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date) with the same force and effect as if made on and as of the Closing Date, except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to (x) have a Company Material Adverse Effect or (y) materially impair Company’s ability to perform its obligations under this Agreement or the Ancillary Agreements to which it is a party or consummate the transactions contemplated hereby or thereby;

(ii) the representations and warranties of the Company set forth in Sections 4.2(a), 4.3, 4.12(a)(iii) and 4.18 shall be true and correct in all material respects, without giving effect to any materiality or Company Material Adverse Effect qualifications therein, on and as of the Closing Date, except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date, with the same force and effect as if made on and as of the Closing Date;

provided, however, that the conditions set forth in clauses (i) and (ii) of this Section 7.2(a) shall not apply to any failure to be true and correct arising from or relating to (A) the parties’ compliance with Section 6.6 (including (x) proposing, negotiating, committing to or effecting, by consent decree, hold separate order, or otherwise, the sale, transfer, divestiture or disposition of stores, businesses or other assets or (y) otherwise taking or committing to take actions that limit or would limit Parent’s, Merger Sub’s or its Subsidiaries’ (including, after the Effective Time, the Company’s and its Subsidiaries’ as Subsidiaries of Parent) freedom of action with respect to, or its ability to retain, one or more of their respective stores, businesses, product lines or assets), or (B) the application of Antitrust Laws (including any Action or Judgment arising under Antitrust Laws) to the transactions contemplated by this Agreement or the Ancillary Agreements;

(b) the Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Company on or prior to the Closing Date, except for any nonperformance or noncompliance which has been cured;

(c) Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company that the conditions set forth in clauses (a) and (b) of this Section 7.2 have been satisfied;

(d) there shall not be pending or threatened in writing any Action by any Governmental Entity (which, in the case of any threatened Action by a Governmental Entity arising under the Antitrust Laws in connection with this Agreement, shall have been threatened in writing within the previous 48 hours) (and in either case not withdrawn) that has a reasonable likelihood of success, other than any complaint filed by any Governmental Entity under the Antitrust Laws in connection with the Merger which is related to a proposed consent decree or other settlement agreement entered into by Parent, (i) challenging the acquisition by Parent or Merger Sub of any Company Common Stock, seeking to restrain or prohibit the consummation of the Merger or any other transaction contemplated hereby or by any Ancillary Agreement or seeking to obtain from the Company, Parent or Merger Sub any damages that are material in relation to the Company and its Subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective Subsidiaries of any material portion of the business or assets of the Company, Parent or any of their respective Subsidiaries, or to compel the Company, Parent or any of their respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of their respective Subsidiaries, as a result of the Merger or any other transaction contemplated hereby or by any Ancillary Agreement (other than as contemplated in Section 6.6(e)), (iii) seeking to impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any shares of Company Common Stock, including the right to vote the Company Common Stock purchased by it on all matters properly presented to the stockholders of the Company, (iv) seeking to prohibit Parent or any of its Subsidiaries from effectively controlling in any material respect the business or operations of the Company and its Subsidiaries or (v) which has had or would reasonably be expected to have a Company Material Adverse Effect;

(e) since the date of this Agreement, no change, event or circumstance has occurred that has had a Company Material Adverse Effect that is continuing and no change, event or circumstance has occurred and is continuing that would reasonably be expected to have a Company Material Adverse Effect;

(f) the aggregate number of Dissent Shares shall not exceed 10% of the Company Common Stock outstanding immediately prior to the Effective Time; and

(g) the Management Services Agreement dated as of March 23, 2005 by and between the Company and Yucaipa Advisors, LLC and the related consulting agreement dated January 23, 2007 shall have been terminated in accordance with their terms.

SECTION 7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the Company in whole or in part in its sole discretion):

(a) (i) the representations and warranties of Parent and Merger Sub contained in this Agreement (other than in Sections 5.2(a) and 5.3) shall be true and correct, without giving effect to any materiality or Parent Material Adverse Effect qualifications therein, on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date) with the same force and effect as if made on and as of the Closing Date, except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to (x) have a Parent Material Adverse Effect or (y) materially impair the ability of Parent and Merger Sub to perform their obligations under this Agreement or the Ancillary Agreements to which they are parties or consummate the transactions contemplated hereby or thereby;

(i) the representations and warranties of Parent set forth in Sections 5.2(a) and 5.3 shall be true and correct in all material respects, without giving effect to any materiality or Parent Material Adverse Effect qualifications therein, on and as of the Closing Date, except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date, with the same force and effect as if made on and as of the Closing Date;

provided, however, that the conditions set forth in clauses (i) and (ii) of this Section 7.3(a) shall not apply to any failure to be true and correct arising from or relating to (A) the parties’ compliance with Section 6.6 (including (x) proposing, negotiating, committing to or effecting, by consent decree, hold separate order, or otherwise, the sale, transfer, divestiture or disposition of stores, businesses or other assets or (y) otherwise taking or committing to take actions that limit or would limit Parent’s, Merger Sub’s or its Subsidiaries’ (including, after the Effective Time, the Company’s and its Subsidiaries’ as Subsidiaries of Parent) freedom of action with respect to, or its ability to retain, one or more of their respective stores, businesses, product lines or assets), or (B) the application of Antitrust Laws (including any Action or Judgment arising under Antitrust Laws) to the transactions contemplated by this Agreement or the Ancillary Agreements;

(b) Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Parent and Merger Sub on or prior to the Closing Date, except for nonperformance or noncompliance which has been cured; and

(c) the Company shall have received a certificate signed on behalf of Parent by the chief executive officer or the chief financial officer of Parent and Merger Sub that the conditions set forth in clauses (a) and (b) of this Section 7.3 have been satisfied.

ARTICLE VIII
TERMINATION

SECTION 8.1 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing Date as follows:

(a) by mutual written consent of Parent and Merger Sub on the one hand and the Company on the other hand;

(b) by written notice from either Parent or the Company to the other if:

(i) the Closing shall not have occurred by March 4, 2008 as such date may be extended in accordance with this Section 8.1(b)(i) (March 4, 2008, as such date may be extended in accordance with the following proviso in this Section 8.1(b)(i), the “Outside Date”); provided that if, on the second Business Day immediately prior to March 4, 2008, (A) (1) a condition set forth in Section 7.1(b), 7.1(c) or 7.2(d) arising under Antitrust Laws (each, an “Antitrust Condition”) has not been satisfied and (2) all other conditions to the consummation of the Merger (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) have been satisfied and (B) Parent gives written notice to the Company prior to March 4, 2008 of its election to extend (which election may be made only once) the Outside Date, together with delivery of a binding extension of the Financing Commitments for a period coterminous with such extension of this Agreement, then the Outside Date shall be extended for such number of days as specified in the notice of extension but not to exceed 90 days; provided, however, that if any Antitrust Condition has not been satisfied, then Parent may not terminate this Agreement under this Section 8.1(b)(i) unless it has paid the One-Year Termination Fee or Extension Termination Fee, if applicable; and provided, further, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party whose action or failure to act in violation of this Agreement has been a principal cause of or resulted in the failure of the Closing to occur on or before the Outside Date;

(ii) at the Parent Stockholders Meeting, the Parent Stockholder Approval is not received;

(iii) at the Company Stockholders Meeting, the Company Stockholder Approval is not received; or

(iv) any court of competent jurisdiction or other Governmental Entity shall have issued, enacted, entered, promulgated or enforced any Law, Judgment, injunction or ruling or taken any other action (that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the Merger or the other transactions contemplated by this Agreement or by the Ancillary Agreements, and such Law, injunction, ruling, Judgment or other action shall have become final and nonappealable (a “Permanent Restraint”);

(c) by written notice from Parent to the Company:

(i) if, prior to the Company Stockholders Meeting, the Board of Directors of the Company or any committee thereof makes an Adverse Recommendation Change;

(ii) if, prior to the Closing, there shall have occurred on the part of the Company a breach of any representation, warranty, agreement or covenant contained in this Agreement that (x) would result in a failure of a condition set forth in Section 7.2(a) or 7.2(b) and (y) is not curable or, if curable, is not cured within 20 Business Days after written notice of such breach given by Parent to the Company;

(iii) on September 4, 2007, if at any time within the five Business Days immediately preceding such date, Parent gives written notice to the Company of its election to terminate this Agreement due to an Antitrust Termination Determination; provided that Parent may not terminate this Agreement under this Section 8.1(c)(iii) unless it has provided the Company with not fewer than five Business Days prior written notice of its intent to so terminate this Agreement together with a detailed summary of the reasons why Parent made such Antitrust Termination Determination; and provided, further, that, prior to any such termination, Parent shall discuss with the Company and consider in good faith any comments by the Company (which the Company shall promptly provide) regarding such Antitrust Termination Determination; or

(iv) on December 4, 2007, if at any time within the five Business Days immediately preceding such date, Parent gives written notice to the Company of its election to terminate this Agreement due to an Antitrust Termination Determination; provided that Parent may not terminate this Agreement under this Section 8.1(c)(iv) unless it has paid the Nine-Month Termination Fee and has provided the Company with not fewer than five Business Days prior written notice of its intent to so terminate this Agreement together with a detailed summary of the reasons why Parent made such Antitrust Termination Determination; and provided, further, that, prior to any such termination, Parent shall discuss with the Company and consider in good faith any comments by the Company (which the Company shall promptly provide) regarding such Antitrust Termination Determination; or

(d) by written notice from the Company to Parent:

(i) if prior to the Closing there shall have occurred on the part of Parent or Merger Sub a breach of any representation, warranty, agreement or covenant contained in this Agreement that (x) would result in a failure of a condition set forth in Sections 7.3(a) or 7.3(b) and (y) is not curable or, if curable, is not cured, within 20 Business Days after written notice of such breach is given by the Company to Parent;

(ii) within ten Business Days of Parent’s written notice to the Company (which Parent shall promptly provide) of Parent’s failure (A) to obtain $190.0 million of net cash proceeds within 90 days of the date of this Agreement in accordance with Section 6.5(b) or (B) to maintain such net cash proceeds (without diminution) in the account specified in such Section, free and clear of all Encumbrances not permitted by such Section; or

(iii) at any time, if (A) the Marketing Period has ended, (B) all conditions contained in Article VII have been satisfied or waived (other than those contained in Sections 7.2(c) and 7.3(c) and those conditions that by their terms are to be satisfied at the Closing) and (C) Parent does not have available funds to pay the aggregate Per Share Cash Consideration payable in the Merger.

SECTION 8.2 Fees and Expenses.

(a) Except as otherwise set forth in Sections 6.5(d), Section 6.7(a) and Section 6.11(c) or as set forth below in Section 8.2(c) and Section 8.2(k), each party shall bear its own costs and expenses (including fees and expenses of financial advisors and legal counsel) incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, whether or not the Merger is consummated.

(b) If this Agreement is terminated (x) pursuant to Section 8.1(c)(i) or (y) (A) pursuant to Section 8.1(b)(i) (but only if the Company Stockholders Meeting has not been held prior to the Outside Date and the Form S-4 has been declared effective no later than the twentieth Business Day prior to the Outside Date and remains effective through the Outside Date), Section 8.1(b)(iii) or Section 8.1(c)(ii), (B) after the date of this Agreement and prior to such termination any Person (other than Parent, Merger Sub or their respective Affiliates) has publicly announced a Company Proposal and (C) within 18 months of termination of this Agreement the Company enters into a definitive agreement for a Company Proposal or consummates a Company Proposal (provided that for purposes of this Section 8.2(b) all references to 20% in the definition of Company Proposal shall be deemed to be 50%), then the Company shall pay (or cause to be paid) to Parent by wire transfer of immediately available funds a termination fee of $25.0 million, less any amounts paid by the Company to Parent pursuant to Section 8.2(c)(i).

(c) (i) If this Agreement is terminated pursuant to Section 8.1(b)(iii), then the Company shall pay (or cause to be paid) to Parent by wire transfer of immediately available funds all fees paid by Parent for the filings required under the HSR Act and all reasonable and documented fees and expenses of outside legal counsel incurred by or on behalf of Parent in connection with the preparation, authorization, negotiation, execution and performance of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby (including in connection with any actions taken by Parent to cause the expiration or termination of the applicable waiting period under the HSR Act, any actions to resolve any objections as may be asserted with respect to the transactions contemplated by this Agreement under any Antitrust Law or any other actions required by or consistent with Section 6.6).

(ii) If this Agreement is terminated pursuant to Section 8.1(b)(ii) or Section 8.1(c)(iii), then Parent shall pay (or cause to be paid) to the Company by wire transfer of immediately available funds all reasonable and documented fees and expenses of outside legal counsel incurred by or on behalf of the Company in connection with the preparation, authorization, negotiation, execution and performance of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby (including in connection with any actions taken by the Company to cause the expiration or termination of the applicable waiting period under the HSR Act, any actions to resolve any objections as may be asserted with respect to the transactions contemplated by this Agreement under any Antitrust Law or any other actions required by or consistent with Section 6.6).

(d) If this Agreement is terminated either pursuant to (i) Section 8.1(c)(iv) or (ii) Section 8.1(b)(iv) after September 4, 2007 and on or before December 4, 2007 and such Permanent Restraint (in the event of termination pursuant to Section 8.1(b)(iv)) has been entered at the request of any Person seeking relief under Antitrust Laws, then Parent shall pay (or cause to be paid) to the Company by wire transfer of immediately available funds a termination fee of $25.0 million (the “Nine-Month Termination Fee”).

(e) If:

(i) March 4, 2008 has been reached and the Outside Date has not been extended under Section 8.1(b)(i), the Antitrust Conditions have not been satisfied and Parent or the Company has given notice to terminate this Agreement pursuant to Section 8.1(b)(i), or

(ii) this Agreement has been terminated pursuant to Section 8.1(b)(iv) after December 4, 2007 and on or before March 4, 2008 and such Permanent Restraint has been entered at the request of any Person seeking relief under Antitrust Laws, then Parent shall pay (or cause to be paid) to the Company by wire transfer of immediately available funds a termination fee of $50.0 million (the “One-Year Termination Fee”).

(f) If:

(i) the Outside Date is extended pursuant to Section 8.1(b)(i) and the Antitrust Conditions are not satisfied prior to the extended Outside Date and Parent or the Company has given notice to terminate this Agreement pursuant to Section 8.1(b)(i), or

(ii) this Agreement has been terminated pursuant to Section 8.1(b)(iv) after March 4, 2008 and such Permanent Restraint has been entered at the request of any Person seeking relief under Antitrust Laws, then Parent shall pay (or cause to be paid) to the Company by wire transfer of immediately available funds a termination fee of $75.0 million (the “Extension Termination Fee”).

(g) If this Agreement has been terminated pursuant to Section 8.1(d)(ii), then Parent shall pay (or cause to be paid) to the Company by wire transfer of immediately available funds a termination fee of $50.0 million.

(h) If this Agreement has been terminated pursuant to Section 8.1(d)(iii) at any time on or prior to March 4, 2008, then Parent shall pay (or cause to be paid) to the Company by wire transfer of immediately available funds a termination fee of $50.0 million.

(i) If this Agreement has been terminated pursuant to Section 8.1(d)(iii) at any time after March 4, 2008, then Parent shall pay (or cause to be paid) to the Company by wire transfer of immediately available funds a termination fee of $75.0 million.

(j) If fees and/or expenses are payable (i) under Section 8.2(b)(x), then such payment shall be made within two Business Days of termination of this Agreement, (ii) under Section 8.2(b)(y), then such payment shall be made upon the earlier of the execution of a definitive agreement for a Company Proposal or the consummation of such Company Proposal, (iii) under Section 8.2(c), then such payment shall be made within two Business Days of the receipt by the applicable party of reasonably satisfactory documentation of the incurrence of such fees and expenses by the other party or (iv) under Section 8.2(d) through (i), then such payment shall be made immediately prior to, and as a condition to the effectiveness of, such termination (in the case of termination by Parent) or within two Business Days of termination of this Agreement (in the case of termination by the Company).

(k) The parties hereto agree that the provisions contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, that the damages resulting from the termination of this Agreement as set forth in Sections 8.2(b) through (g) are uncertain and incapable of accurate calculation and that the amounts payable pursuant to Sections 8.2(b) through (g) are reasonable forecasts of the actual damages which may be incurred by the parties under such circumstances. The amounts payable pursuant to Sections 8.2(b) through (g) constitute liquidated damages and not a penalty and, except as provided in Section 8.3, shall be the sole monetary remedy in the event of termination of this Agreement on the basis specified in such Sections. Fees payable pursuant Section 8.2(h) or Section 8.2(i) shall be the non-exclusive remedy in the event of termination on the basis specified in such Sections, and payment of such amounts shall not relieve Parent from liability for any breach of this Agreement or prejudice the ability of the Company to seek additional damages for breachor to pursue any remedy at law or in equity. If either party fails to pay to the other party any amount due under Sections 8.2(b) through (i) on the date specified in Section 8.2(j), then the breaching party shall pay and reimburse the other party (i) for all costs and expenses (including reasonable and documented legal fees and expenses) of the other party in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment and (ii) interest on such unpaid amounts at the prime lending rate prevailing at such time, as published from time to time in The Wall Street Journal, from the date such amount was required to be paid until the date actually received by the party entitled to such fee.

SECTION 8.3 Effect of Termination. In the event of termination of this Agreement by a party pursuant to Section 8.1, this Agreement shall thereupon terminate and become void and have no effect, and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company, except that (i) the provisions of Sections 4.18, 6.5(d), 6.8(c), 6.11(c), 8.1, 8.2, Article IX and this Section 8.3 shall survive the termination of this Agreement and the parties shall remain liable for any payments thereunder and obligated to comply with any agreements or covenants thereunder, (ii) such termination shall not relieve any party of any liability for any willful breach of this Agreement and (iii) upon such termination, the parties shall comply with all the provisions of the Confidentiality Agreement.

ARTICLE IX
MISCELLANEOUS

SECTION 9.1 Non-survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Closing Date, except for those covenants and agreements that by their terms apply or are to be performed in whole or in part after the Closing Date.

SECTION 9.2 Assignment; Binding Effect. This Agreement and the rights hereunder are not assignable (whether by operation of law or otherwise) unless such assignment is consented to in writing by each of Parent, Merger Sub and the Company and any attempt to make any such assignment without such consent shall be null and void; provided, however, that Parent and Merger Sub, on the one hand, and the Company, on the other hand, may without such consent, assign in writing, directly or indirectly, their or its respective rights (but not their or its respective obligations) hereunder to any of their or its respective wholly owned Subsidiaries (provided that no such assignment shall relieve such parties of their obligations hereunder); provided, further, however, that Parent may assign its rights under this Agreement to a newly formed parent holding company, which will assume all of Parent’s obligations hereunder, in connection with Parent’s reorganization into a holding company structure (provided that no such assignment shall require the approval of the stockholders of Parent, otherwise materially impair or delay the consummation of the transactions contemplated by this Agreement or relieve Parent of its obligations under this Agreement). Subject to the preceding clause, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns.

SECTION 9.3 Choice of Law; Jurisdiction.

(a) The Merger, this Agreement and the transactions contemplated by this Agreement, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of Delaware, without reference to conflict of laws principles.

(b) Each of the parties hereto (i) irrevocably consents to submit itself to the exclusive personal jurisdiction of the Delaware Court of Chancery or any federal court located in the State of Delaware in the event any dispute arises out of or relates to this Agreement or any transaction contemplated hereby, (ii) agrees that all claims in respect of such Action may be heard and determined in any such court; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) agrees that it will not bring any Action relating to this Agreement or any transaction contemplated hereby in any court other than the Delaware Court of Chancery or any federal court sitting in the State of Delaware; and (v) waives any right to trial by jury with respect to any Action related to or arising out of this Agreement or any transaction contemplated hereby. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought. Each of the parties further agrees to waive any bond, surety or other security that might be required of any other party with respect to any action or proceeding, including an appeal thereof. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices by registered mail in

Section 9.4. Nothing in this Section 9.3(b), however, shall affect the right of any party to serve legal process in any other manner permitted by Law.

SECTION 9.4 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered personally, when received, (b) if sent by cable, telecopy, telegram, email or facsimile (which is confirmed by the intended recipient), when sent, (c) if sent by overnight courier service, on the next Business Day after being sent, or (d) if mailed by certified or registered mail, return receipt requested, with postage prepaid, five Business Days after being deposited in the mail, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company, to:
Pathmark Stores, Inc.
200 Milik Street,
Carteret, New Jersey 07008
Attn: Marc A. Strassler, Esq.
Fax: (723) 499-6891
Email: mstrassler@pathmark.com

with a copy to:

Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA 94111-2562
Attn: John M. Newell, Esq.
Fax: (415) 395-8095
Email: john.newell@lw.com

If to Parent or Merger Sub, to:

The Great Atlantic & Pacific Tea Company, Inc.
Two Paragon Drive
Montvale, New Jersey 07645
Attn: Allan Richards
Fax: (201) 571-4106
Email: richarda@aptea.com

with copies to:

Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005
Attn: Kenneth W. Orce, Esq.
Fax: (212) 269-5420
Email: korce@cahill.com

and

Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
Attn: Sarkis Jebejian, Esq.
Fax: (212) 474-3700
Email: sjebejian@cravath.com

SECTION 9.5 Headings. The table of contents and headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

SECTION 9.6 Entire Agreement. This Agreement and the Ancillary Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties, both written and oral, with respect to such subject matter; provided, however, that none of the foregoing shall supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until expiration or termination thereof in accordance with its terms.

SECTION 9.7 Interpretation.

(a) When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.

(b) Whenever the words “include,” “includes” and “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c) When a reference in this Agreement is made to a “party” or “parties,” such reference shall be to a party or parties to this Agreement unless otherwise indicated.

(d) Unless the context requires otherwise, the terms “hereof,” “herein,” “hereby,” “hereunder,” “hereto” and derivative or similar words in this Agreement refer to this entire Agreement.

(e) Unless the context requires otherwise, the terms “hereof and thereof,” “herein and therein,” “hereby and thereby,” “hereunder and thereunder,” “hereto and thereto” and derivative or similar pairings of words in this Agreement refer to this entire Agreement and the Ancillary Agreements.

(f) Unless the context requires otherwise, the term “knowledge” means (i) with respect to the Company, the actual knowledge (without investigation) of the Persons listed in Section 9.7(f) of the Company Disclosure Letter and (ii) with respect to Parent and/or Merger Sub, the actual knowledge (without investigation) of the Persons listed in Section 9.7(f) of the Parent Disclosure Letter.

(g) Unless the context requires otherwise, words in this Agreement using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders.

(h) References in this Agreement to “dollars” or “$” are to U.S. dollars.

(i) Except as otherwise specifically provided herein, where any action is required to be taken on a particular day and such day is not a Business Day and, as a result, such action cannot be taken on such day, then this Agreement shall be deemed to provide that such action shall be taken on the first Business Day after such day.

(j) This Agreement was prepared jointly by the parties and no rule that it be construed against the drafter will have any application in its construction or interpretation.

SECTION 9.8 Waiver and Amendment. This Agreement may be amended, modified or supplemented only by a written mutual agreement executed and delivered by the parties hereto; provided, however, that there shall be made no amendment that by Law requires further approval by the holders of Company Common Stock or holders of Parent Common Stock without such approval having been obtained. Except as otherwise provided in this Agreement, any failure of any party to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 9.9 Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument binding upon all of the parties notwithstanding the fact that all of the parties are not signatory to the original or the same counterpart. For purposes of this Agreement, facsimile signatures shall be deemed originals.

SECTION 9.10 Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties and their successors and permitted assigns and nothing herein express or implied shall give or be construed to give to any Person, other than the parties and such successors and permitted assigns, any legal or equitable rights hereunder and except that each Company Indemnitee and employee (or if deceased, his or her heirs or beneficiaries) shall have the right to enforce the obligations of Parent and the Surviving Corporation to such Persons solely with respect to and as set forth in Section 6.7.

SECTION 9.11 Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur for which no adequate remedy at Law would exist and damages would be difficult to determine, and that the parties shall be entitled to an injunction or injunctions and specific performance of the terms hereof, this being in addition to any other remedy at Law or in equity, without the necessity of posting bonds or other undertaking in connection therewith. The parties acknowledge that in the absence of a waiver, a bond or undertaking may be required by a court and the parties hereby waive any such requirement of such a bond or undertaking.

SECTION 9.12 Severability. If any term, covenant, restriction or provision of this Agreement or the application of any such term, covenant, restriction or provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term, covenant, restriction or provision hereof so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. The parties shall engage in good faith negotiations to replace any term, covenant, restriction or provision which is declared invalid, illegal or unenforceable with a valid, legal and enforceable term, covenant, restriction or provision, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable term, covenant, restriction or provision which it replaces.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.

By:	/s/ Brenda Galgano
	Name:	Brenda Galgano
	Title:	Senior Vice President & Chief Financial Officer

SAND MERGER CORP.

By:	/s/ Chris McGarry
	Name:	Chris McGarry
	Title:	President

PATHMARK STORES, INC.

By:	/s/ John T. Standley
	Name:	John T. Standley
	Title:	Chief Executive Officer

A-S-1

Pathmark Stores, Inc.
200 Milik Street
Carteret, New Jersey 07008

June 27, 2007

The Great Atlantic & Pacific
Tea Company, Inc.
Two Paragon Drive
Montvale, New Jersey 07645
Attention: Allan Richards

Re: Payment for Fractional Shares

Ladies and Gentlemen:

Reference is made to that certain Agreement and Plan of Merger, dated March 4, 2007 (the “Merger Agreement”) among The Great Atlantic & Pacific Tea Company, Inc., a Maryland corporation (“Parent”), Sand Merger Corp., a Delaware corporation (“Merger Sub”), and Pathmark Stores, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Merger Agreement.

By its execution hereof, each of Parent, Merger Sub and the Company acknowledges and agrees that notwithstanding anything to the contrary set forth in Section 3.2(d) of the Merger Agreement, each holder of Company Common Stock who would otherwise be entitled to receive fractional shares of Parent Common Stock as a result of the Merger shall be entitled to receive, in lieu thereof, an amount in cash equal to the product of (i) the number of such fractional shares of Parent Common Stock that such holder would otherwise have been entitled to and (ii) the closing price of Parent Common Stock on the NYSE (regular way) on the Trading Day immediately prior to the Effective Time.

Each of Parent, Merger Sub and the Company further acknowledges and agrees that, except as expressly modified hereby, the Merger Agreement shall continue in full force and effect in accordance with its terms.

Sincerely,

PATHMARK STORES, INC.

By:	/s/ MARC A. STRASSLER
	Name:	Marc A. Strassler
	Title:	Vice President, Secretary and General Counsel

Acknowledged, agreed and accepted
as of the date first written above:

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.

By:	/s/ BRENDA GALGANO
	Name:	Brenda Galgano
	Title:	Senior Vice President & Chief Financial Officer

SAND MERGER CORP.

By:	/s/ CHRIS MCGARRY
	Name:	Chris McGarry
	Title:	President

A-I-1

ANNEX B

YUCAIPA STOCKHOLDER AGREEMENT

YUCAIPA STOCKHOLDER AGREEMENT

by and among

PARENT

and

STOCKHOLDER

Dated as of March 4, 2007

B-i

YUCAIPA STOCKHOLDER AGREEMENT dated as of March 4, 2007 (this “Agreement”) among THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC., a Maryland corporation (“Parent”), and each of the stockholders identified on Schedule I hereto (collectively, “Stockholder”).

WHEREAS, Parent, SAND MERGER CORP., a Delaware corporation and a wholly owned Subsidiary of Parent, and PATHMARK STORES , INC., a Delaware corporation (the “Company”), have entered into a Merger Agreement (the “Merger Agreement”) dated as of the date of this Agreement pursuant to which, on the Closing Date, Parent will acquire (the “Merger”) the Company (capitalized terms used in this Agreement shall have the meanings given to such terms in Article I);

WHEREAS, following the Merger, Stockholder will own shares of Parent Common Stock and Roll-over Warrants exercisable for shares of Parent Common Stock; and

WHEREAS, the parties hereto desire to establish in this Agreement certain terms and conditions concerning the ownership, acquisition and disposition of Equity Securities of Parent and certain other matters.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
DEFINITIONS

SECTION 1.01. Definitions.

(a) As used in this Agreement, the following terms will have the following meanings:

“Acquisition” means (i) any direct or indirect acquisition or purchase, in a single transaction or a series of transactions, of (A) 50% or more (based on the Fair Market Value thereof) of the assets (including capital stock of the Subsidiaries of Parent) of Parent and its Subsidiaries, taken as a whole, or (B) 50% or more of the outstanding shares of Parent Common Stock by a Third Party or 13D Group except a transaction pursuant to which the stockholders of Parent prior to such transaction would continue to own, directly or indirectly, 50% or more of the Voting Power of the Voting Stock of any direct or indirect parent of Parent; (ii) any tender offer or exchange offer that, if consummated, would result in any Third Party or 13D Group owning, directly or indirectly, 50% or more of the outstanding shares of Parent Common Stock; or (iii) any merger, consolidation, Business Combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving Parent or its stockholders pursuant to which any Third Party or 13D Group (or the stockholders or other equity owners of any Third Party or members of a 13D Group) would own, directly or indirectly, 50% or more of any class of Equity Securities of Parent or of the surviving entity in a merger or the resulting direct or indirect parent of Parent or such surviving entity.

“Acquisition Proposal” means any inquiry, proposal or offer relating to an Acquisition.

An “Affiliate” of any Person means another Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such first Person.

“beneficial owner” and words of similar import have the meaning assigned to such terms in Rule 13d-3 promulgated under the Exchange Act as in effect on the date of this Agreement, but without reference to whether or not an Equity Security is exercisable or convertible for Voting Stock in less than 60 days.

“Board” or “Board of Directors” means the board of directors of Parent.

“Business Combination” with respect to any Person means any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation) of all or substantially all of the assets of such Person and its Subsidiaries, taken as a whole, to any other Person or (ii) any transaction (including any merger or consolidation) the consummation of which would result in any other Person (or, in the case of a direct merger or consolidation, the shareholders of such other Person) becoming, directly or indirectly, the beneficial owner of more than 50% of the Voting Stock and/or Equity Securities of such Person (measured in the case of Voting Stock by Voting Power rather than number of shares).

“Closing” means the closing of the Merger.

“Closing Date” means the date of the Closing.

“Director” means a member of the Board of Directors.

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, adverse claim of ownership or use, hypothecation, violation, condition or restriction of any kind or other encumbrance of any kind.

“Equity Security” means (i) any common stock or other Voting Stock; (ii) any securities convertible into or exchangeable for common stock or other Voting Stock, including without limitation the Roll-over Warrants; or (iii) any options, rights or warrants (or any similar securities) to acquire common stock or other Voting Stock.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fair Market Value” means (i) with respect to cash or cash equivalents, the amount of such cash or principal amount of such cash equivalents; (ii) with respect to any security listed on a national securities exchange or otherwise traded on any national securities exchange or other trading system, the average of the closing prices of such security as reported on such exchange or trading system for each of the five Trading Days prior to the date of determination; and (iii) with respect to property other than cash or securities of the type described in clauses (i) and (ii), the cash price at which a willing seller would sell and a willing buyer would buy such property in an arm’s length negotiated transaction without time constraints as determined in good faith by the Board.

“GAAP” means U.S. generally accepted accounting principles, as in effect at the time such term is relevant.

“General Partner” means with respect to a specified Person, the general partner or managing member, as applicable, of such Person.

“Governmental Entity” means any transnational, federal, state, local or foreign government, or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any national stock exchange or national quotation system on which securities issued by Parent or any of its Subsidiaries are listed or quoted.

“Issuer FWP” has the meaning assigned to “issuer free writing prospectus” in Rule 433 under the Securities Act.

“Law” means any law, treaty, statute, ordinance, code, rule, regulation, judgment, decree, order, writ, award, injunction, authorization or determination enacted, entered, promulgated, enforced or issued by any Governmental Entity.

“NYSE” means the New York Stock Exchange.

“Parent Common Stock” means the common stock of Parent, par value $1.00 per share, and any other common stock of Parent that may be issued from time to time.

“Partner” means any partner of such Person; provided that such partner would not, after giving effect to any Sale, have beneficial ownership of Parent Common Stock representing more than 9.9% of the Voting Power of Parent’s outstanding Voting Stock.

“Permitted Transferee” means, with respect to a specified Person, any controlled Affiliate of such Person or any Partner of such Person.

“Person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity, unincorporated organization or other entity.

“Piggyback Percentage” of Tengelmann or Stockholder, as applicable, means the result of dividing (i) the product of the number of shares requested to be registered by such Person (including, in the case of Stockholder, shares issuable under the Roll-over Warrants) and the number of shares beneficially owned by such Person as of the date of any notice given pursuant to Section

2.02 or, if not practicably obtainable as of such date, as of the most recent date practicably obtainable (excluding, in the case of Stockholder, shares issuable under the Roll-over Warrants to the extent not requested to be registered) (in the case of Tengelmann, the “Tengelmann Amount” and, in the case of Stockholder, the “Stockholder Amount”), by (ii) the sum of the Tengelmann Amount and the Stockholder Amount.

“Registrable Securities” means (i) all shares of Parent Common Stock beneficially owned by Stockholder on the date hereof or acquired by Stockholder upon exercise of the Roll-over Warrants and beneficially owned by Stockholder and (ii) any securities issued or issuable with respect to any such shares of Parent Common Stock by way of a stock dividend or other similar distribution or stock split, or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise; provided that such securities will cease to be Registrable Securities when (A) a Registration Statement relating to such securities has been declared effective by the SEC (or has become automatically effective) and such securities have been disposed of by Stockholder pursuant to such Registration Statement; (B) such securities have been disposed of by Stockholder pursuant to Rule 144 promulgated under the Securities Act or any successor provisions thereto; or (C) Stockholder has beneficial ownership of less than 1% (including Parent Common Stock issuable upon exercise of the Roll-over Warrants) of the outstanding Parent Common Stock.

“Representatives” means the directors, officers, employees, agents, investment bankers, financing sources, attorneys, accountants and advisors of either Stockholder, on the one hand, or Parent, on the other hand, as the context requires.

“Roll-over Warrants” means the warrants issued as part of the Merger by Parent to Stockholder in exchange for the Series A Warrants and the Series B Warrants.

“Sale” means, in respect of any Parent Common Stock, Roll-over Warrants, or any other Voting Stock, any sale, assignment, transfer, distribution or other disposition thereof or of a participation therein, or other conveyance of legal or beneficial interest therein, or any short position in any such security or any other action or position otherwise reducing risk related to ownership through hedging or other derivative instruments, whether voluntarily or by operation of Law, whether in a single transaction or a series of related transactions and whether to a single Person or a 13D Group.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Series A Warrants” means the Series A warrants to purchase 10,060,000 shares of common stock of the Company at an exercise price of $8.50 per share.

“Series B Warrants” means the Series B warrants to purchase 15,046,350 shares of common stock of the Company at an exercise price of $15.00 per share.

“Standstill Expiration Date” means the earliest of (i) the expiration date of the Roll-over Warrants issued in exchange for Series B Warrants; (ii) the third anniversary of the date on which all Roll-over Warrants have been exercised; (iii) such date as the Board of Directors publicly announces its intention to solicit an Acquisition Proposal, or publicly approves, accepts, authorizes or recommends to the Parent stockholders the approval of an Acquisition Proposal; (iv) such date as Parent or any Affiliate thereof has entered into a binding letter of intent, binding agreement in principle or definitive agreement with any party agreeing to an Acquisition Proposal; (v) such date that Stockholder has beneficial ownership (including the Roll-over Warrants) of less than 1% of the outstanding Parent Common Stock; (vi) such date that any Third Party or 13D Group has acquired beneficial ownership of outstanding Parent Common Stock in an amount that exceeds Tengelmann’s beneficial ownership of Parent Common Stock; or (vii) such date that Tengelmann and its Affiliates beneficially own, in the aggregate, less than 20% of the outstanding Parent Common Stock, disregarding for clauses (vi) and (vii) any dilution of Tengelmann’s ownership percentage resulting from issuances of Parent Common Stock.

A “Subsidiary” of any Person means another Person (i) in which such first Person’s ownership of Voting Stock, other voting ownership or voting partnership interests is in an amount sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which are beneficially owned directly or indirectly by such first Person) or (ii) which is required to be consolidated with such Person under GAAP.

“Tengelmann” means Tengelmann Warenhandelsgesellschaft KG, a partnership organized under the laws of the Federal Republic of Germany.

“Third Party” means any Person other than Parent or Tengelmann or any of their respective controlled Affiliates.

“13D Group” means any group of Persons formed for the purpose of acquiring, holding, voting or disposing of Voting Stock of Parent that would be required under Section 13(d) of the Exchange Act (as in effect on, and based on legal interpretations thereof existing on, the date hereof) to file a statement on Schedule 13D with the SEC as a “person” within the meaning of Section 13(d)(3) of the Exchange Act if such group beneficially owned Voting Stock of Parent representing more than 5% of any class of Voting Stock of Parent then outstanding.

“Trading Day” means (i) for so long as Parent Common Stock is listed or admitted for trading on the NYSE or another national securities exchange, a day on which the NYSE or such other national securities exchange is open for business and trading in Parent Common Stock is not suspended or restricted or (ii) if Parent Common Stock ceases to be so listed, any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by Law or executive order to close.

“Underwriter” means a securities dealer who purchases any Registrable Securities as a principal in connection with a distribution of such Registrable Securities and not as part of such dealer’s market-making activities.

“Voting Power” means the ability to vote or to control, directly or indirectly, by proxy or otherwise, the vote of any Voting Stock at the time such determination is made; provided that a Person will not be deemed to have Voting Power as a result of an agreement, arrangement or understanding to vote such Voting Stock if such agreement, arrangement or understanding (i) arises solely from a revocable proxy or consent given in response to a public proxy or consent solicitation made pursuant to the Exchange Act and (ii) is not also then reportable by such Person on Schedule 13D under the Exchange Act (or any comparable or successor report). For purposes of determining the percentage of Voting Power of any class or series (or classes or series) beneficially owned by Stockholder, any securities not outstanding which are subject to conversion, exchange or other rights, warrants, options or similar securities held by Stockholder will be deemed to be outstanding for the purpose of computing such percentage, but will not be deemed to be outstanding for the purpose of computing the percentage of the class or series (or classes or series) beneficially owned by any Person other than Stockholder.

“Voting Stock” of any Person means securities having the right to vote generally in any election of directors or comparable governing Persons of such Person or any securities convertible into or exchangeable for any securities having such right.

(b) As used in this Agreement, the terms set forth below will have the meanings assigned in the corresponding Section listed below:

Term	Section
Agreement	Preamble
Company	Preamble
Covered Securities	4.01(a)
Deferral Period	2.05
Demand Notice	2.01(a)
Demand Registration	2.01(a)
EDGAR	2.04(a)(i)
indemnified party	2.07(c)
Indemnified Persons	2.07(a)
indemnifying party	2.07(c)
Inspectors	2.04(a)(vi)

Term	Section
Merger	Recitals
Merger Agreement	Recitals
Parent	Preamble
Piggyback Registration	2.02
Records	2.04(a)(vi)
Registration Statement	2.01(a)
Representative	5.18
Stockholder	Preamble

ARTICLE II
REGISTRATION RIGHTS

SECTION 2.01. Registration.

(a) At any time and from time to time on or after the 180th day following the Closing Date, Parent agrees that, upon the written request of Stockholder from time to time (a “Demand Notice”) and subject to Sections 2.01(e) and 2.06, it will as promptly as reasonably practical prepare and file a registration statement (which, if Parent is a well-known seasoned issuer, shall be an automatic shelf registration statement) under the Securities Act (a “Registration Statement,” which term will include any amendments thereto and any documents incorporated by reference therein); provided, however, that (i) Parent shall be obligated to prepare, file or cause a Registration Statement to become effective pursuant to this Section 2.01 (a “Demand Registration”): (A) no more than two times in any 12-month period and (B) no more than three times in the aggregate (provided that a Registration Statement shall not be counted as one of the Demand Registrations hereunder unless it becomes effective and is maintained effective for at least 90 days or until the completion of the distribution of the Registrable Securities registered pursuant to such Registration Statement) and (ii) the Registrable Securities for which a Demand Registration has been requested will have a value (based on the average closing price per share of Parent Common Stock for the ten Trading Days preceding the delivery of such Demand Notice) of not less than $25,000,000 or such lesser remaining amount of Registrable Securities held by Stockholder. Each such Demand Notice will specify the number of Registrable Securities proposed to be offered for sale and will also specify the intended method of distribution thereof.

(b) Parent agrees to use its commercially reasonable efforts (i) to cause any Registration Statement to be declared effective (unless it becomes effective automatically upon filing) as promptly as reasonably practicable after the filing thereof, but in no event later than 90 days after receipt of a Demand Notice, and (ii) to keep such Registration Statement effective for a period of not less than 90 days or, if earlier, the completion of the distribution of the Registrable Securities registered pursuant to such Registration Statement. Parent shall be deemed not to have used its commercially reasonable efforts to keep a Registration Statement effective during the requisite period if it voluntarily takes any action that would result in Stockholder not being able to offer and sell the Registrable Securities during that period, unless such action is required by applicable Law or permitted by Section 2.06. Parent further agrees to supplement or make amendments to the Registration Statement as may be necessary to keep such Registration Statement effective for the period set forth in clause (ii) above, including (A) to respond to the comments of the SEC, if any, (B) as may be required by the registration form utilized by Parent for such Registration Statement or by the instructions applicable to such registration form, (C) as may be required by the Securities Act, or (D) as may be reasonably requested in writing by Stockholder or any Underwriter for Stockholder. Parent agrees to furnish to Stockholder copies of any such supplement or amendment prior to its being used or filed with the SEC.

(c) In the event an offering of Registrable Securities under this Section 2.01 involves one or more Underwriters, Stockholder will select the lead Underwriter and any additional Underwriters in connection with the offering from the list of investment banks set forth on Schedule II. The list of investment banks on Schedule II may be amended from time to time by Stockholder with the consent of Parent (such consent not to be unreasonably withheld or delayed).

(d) Notwithstanding the foregoing provisions of this Section 2.01, Stockholder may not request a Demand Registration during a period commencing upon the filing (or earlier, but not more than 30 days prior to such filing upon notice by Parent to Stockholder that it so intends to file) of a Registration Statement for Parent Common Stock by Parent (for its own account or for any other security holder) and ending (i) 90 days after such Registration Statement is declared effective by the SEC (or becomes automatically effective), (ii) upon the withdrawal of such Registration Statement or (iii) 30 days after such notice if no such Registration Statement has been filed within such 30-day period, whichever occurs first; provided that the foregoing limitation will not apply if Stockholder was not given reasonable opportunity, in violation of Section 2.02, to include its Registrable Securities in the Registration Statement described in this Section 2.01(d).

(e) Stockholder will be permitted to rescind a Demand Registration or request the removal of any Registrable Securities held by it from any Demand Registration at any time (so long as, in the case of a Demand Registration, after such removal it would still constitute a Demand Registration, including with respect to the required Fair Market Value thereof); provided that, if Stockholder rescinds a Demand Registration, such Demand Registration will nonetheless count as a Demand Registration for purposes of determining when future Demand Registrations can be requested by Stockholder pursuant to this Section 2.01, unless Stockholder reimburses Parent for all expenses (including reasonable fees and disbursements of counsel) incurred by Parent in connection with such Demand Registration.

SECTION 2.02. Piggyback Registration. If Parent proposes to file a Registration Statement under the Securities Act with respect to an offering of Parent Common Stock for (a) Parent’s own account (other than (i) a Registration Statement on Form S-4 or S-8 (or any substitute form that may be adopted by the SEC) or (ii) a Registration Statement filed in connection with an offering of securities solely to Parent’s existing security holders) or (b) the account of any holder of Parent Common Stock (other than Stockholder) pursuant to a demand registration requested by such holder, then Parent will give written notice of such proposed filing to Stockholder as soon as practicable (but in no event less than 20 days before the anticipated filing date), and upon the written request, given within 10 days after delivery of any such notice by Parent, of Stockholder to include Registrable Securities in such registration (which request shall specify the number of Registrable Securities proposed to be included in such registration), Parent will, subject to Section 2.03, include all such Registrable Securities in such registration, on the same terms and conditions as Parent’s or such holder’s Parent Common Stock (a “Piggyback Registration”); provided, however, that if, at any time after giving written notice of such proposed filing and prior to the business day prior to the effective date of the Registration Statement filed in connection with such registration, Parent shall determine for any reason not to proceed with the proposed registration of the securities, then Parent may, at its election, give written notice of such determination to Stockholder and, thereupon, will be relieved of its obligation to register any Registrable Securities in connection with such registration. Parent will control the determination of the form of any offering contemplated by this Section 2.02, including whether any such offering will be in the form of an underwritten offering and, if any such offering is in the form of an underwritten offering, Parent will select the lead Underwriter and any additional Underwriters in connection with such offering.

SECTION 2.03. Reduction of Offering. Notwithstanding anything contained herein, if the lead Underwriter of an underwritten offering described in Section 2.01 or Section 2.02 advises Parent in writing that the number of shares of Parent Common Stock (including any Registrable Securities) that Parent, Stockholder and any other Persons intend to include in any Registration Statement is such that the success of any such offering would be materially and adversely affected, including the price at which the securities can be sold or the number of Registrable Securities that any participant may sell, then the number of shares of Parent Common Stock to be included in the Registration Statement for the account of Parent, Stockholder and any other Persons will be reduced pro rata to the extent necessary to reduce the total number of securities to be included in any such Registration Statement to the number recommended by such lead Underwriter; provided that (a) priority in the case of a Demand Registration pursuant to Section 2.01 will be (i) first, the Registrable Securities requested to be included in the Registration Statement for the account of Stockholder, (ii) second, securities to be offered by Parent for its own account, (iii) third, securities requested to be included in the Registration Statement by Tengelmann pursuant to any piggyback registration rights set forth in the Stockholder Agreement between Tengelmann and Parent dated as of the date hereof and (iv) fourth, pro rata among any other holders of securities of Parent having the right to be so included so that the total number of securities to be included in any such offering for the account of all such Persons will not exceed the number recommended by such lead Underwriter; (b) priority in the case of a Registration Statement initiated by Parent for its own account which gives rise to a Piggyback Registration pursuant to Section 2.02 will be (i) first, securities initially proposed to be offered by Parent for its own account, (ii) second, securities requested to be included in the Registration Statement for the account of Tengelmann pursuant to any piggyback registration rights set forth in the Stockholder Agreement between Tengelmann and Parent dated as of the date hereof and securities requested to be included in the Registration Statement for the account of Stockholder pursuant to Section 2.02 hereof, pro rata based on Tengelmann’s Piggyback Percentage and Stockholder’s Piggyback Percentage, respectively, and (iii) third, among any other securities of Parent requested to be registered pursuant to a contractual right so that the total number of securities to be included in any such offering for the account of all such Persons will not exceed the number recommended by such lead Underwriter; (c) priority in the case of a Registration Statement initiated by Parent for the account of Tengelmann pursuant to registration rights afforded to Tengelmann pursuant to the Stockholder Agreement between Tengelmann and Parent dated as of the date hereof will be (i) first, the securities requested to be included in the Registration Statement for the account of Tengelmann, (ii) second, securities to be offered by Parent for its own account, (iii) third, securities requested to be included in the Registration Statement for the account of Stockholder pursuant to Section 2.02 hereof and (iv) fourth, among any other securities of Parent requested to be registered pursuant to a contractual right so that the total number of securities to be included in any such offering for the account of all such Persons will not exceed the number recommended by such lead Underwriter, and (d) priority with respect to inclusion of securities in a Registration Statement initiated by Parent for the account of holders other than Stockholder and Tengelmann pursuant to registration rights afforded such holders will be (i) first, pro rata among securities requested to be included in the Registration Statement for the account of such holders, (ii) second, securities requested to be included in the Registration Statement by Parent for its own account, (iii) third, securities requested to be included in the Registration Statement for the account of Tengelmann pursuant to any piggyback registration rights set forth in the Stockholder Agreement between Tengelmann and Parent dated as of the date hereof and securities requested to be included in the Registration Statement for the account of Stockholder pursuant to Section 2.02 hereof, pro rata based on Tengelmann’s Piggyback Percentage and Stockholder’s Piggyback Percentage, respectively, and (iv) fourth, pro rata among any other securities of Parent requested to be registered pursuant to a contractual right so that the total number of securities to be included in any such offering for the account of all such Persons will not exceed the number recommended by such lead Underwriter.

SECTION 2.04. Registration Procedures.

(a) Subject to the provisions of Section 2.01 hereof, in connection with the registration of the sale of Registrable Securities hereunder, Parent will as promptly as reasonably practicable:

(i) furnish to Stockholder without charge, if requested, prior to the filing of a Registration Statement, copies of such Registration Statement as it is proposed to be filed, and thereafter such number of copies of such Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein, except to the extent such exhibits or documents are currently available electronically via the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”)), the prospectus included in such Registration Statement (including each preliminary prospectus), copies of any and all transmittal letters or other correspondence with the SEC relating to such Registration Statement (except to the extent such letters or correspondence is currently available electronically via EDGAR) and such other documents in such quantities as Stockholder may reasonably request from time to time in order to facilitate the disposition of such Registrable Securities;

(ii) use its commercially reasonable efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as Stockholder reasonably requests and do any and all other acts and things as may be reasonably necessary or advisable to enable Stockholder to consummate the disposition of such Registrable Securities in such jurisdictions; provided that Parent will not be required to (x) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 2.04(a)(ii), (y) subject itself to taxation in any such jurisdiction or (z) consent to general service of process in any such jurisdiction;

(iii) notify Stockholder at any time when a prospectus relating to Registrable Securities is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in a Registration Statement or the Registration Statement or amendment or supplement relating to such Registrable Securities contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and Parent will promptly prepare and file with the SEC a supplement or amendment to such prospectus and Registration Statement (and comply fully with the applicable provisions of Rules 424, 430A and 430B under the Securities Act in a timely manner) so that, as thereafter delivered to the purchasers of the Registrable Securities, such prospectus and Registration Statement will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iv) advise the Underwriters, if any, and Stockholder promptly and, if requested by such Persons, confirm such advice in writing, of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement under the Securities Act or of the suspension by any state securities commission of the qualification of the Registrable Securities for offering or sale in any jurisdiction, or the initiation of any proceeding for any of the preceding purposes. If at any time the SEC shall issue any stop order suspending the effectiveness of the Registration Statement, or any state securities commission or other regulatory authority shall issue an order suspending the qualification or exemption from qualification of the Registrable Securities under state securities or blue sky laws, Parent shall use its commercially reasonable efforts to obtain the withdrawal or lifting of such order at the earliest possible time;

(v) use its commercially reasonable efforts to cause such Registrable Securities to be registered with or approved by such other Governmental Entities as may be necessary by virtue of the business and operations of Parent to enable Stockholder to consummate the disposition of such Registrable Securities; provided that Parent will not be required to (x) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 2.04(a)(v), (y) subject itself to taxation in any such jurisdiction or (z) consent to general service of process in any such jurisdiction;

(vi) enter into customary agreements and use commercially reasonable efforts to take such other actions as are reasonably requested by Stockholder in order to expedite or facilitate the disposition of such Registrable Securities, including preparing for and participating in a road show and all such other customary selling efforts as the Underwriters reasonably request in order to expedite or facilitate such disposition;

(vii) if requested by Stockholder or the Underwriter(s) in connection with such sale, if any, promptly include in any Registration Statement or prospectus, pursuant to a supplement or post- effective amendment if necessary, such information as Stockholders and such Underwriter(s), if any, may reasonably request to have included therein, including, without limitation, information relating to the “Plan of Distribution” of the Registrable Securities, information with respect to the number of Registrable Securities being sold to such Underwriter(s), the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering, and make all required filings of such prospectus supplement or post-effective amendment as soon as practicable after Parent is notified of the matters to be included in such prospectus supplement or post-effective amendment;

(viii) make available for inspection by Stockholder, any Underwriter participating in any disposition of such Registrable Securities, and any attorney for Stockholder and such Underwriter and any accountant or other agent retained by Stockholder or such Underwriter (collectively, the “Inspectors”), all financial and other records, pertinent corporate documents and properties of Parent (collectively, the “Records”) as will be reasonably necessary to enable them to conduct customary due diligence with respect to Parent and the related Registration Statement and prospectus, and cause the Representatives of Parent and its Subsidiaries to supply all information reasonably requested by any such Inspector; provided that (x) Records and information obtained hereunder will be used by such Inspector only to conduct such due diligence and (y) Records or information that Parent determines, in good faith, to be confidential will not be disclosed by such Inspector unless (A) the disclosure of such Records or information is necessary to avoid or correct a material misstatement or omission in a Registration Statement or related prospectus or (B) the release of such Records or information is ordered pursuant to a subpoena or other order from a court or governmental authority of competent jurisdiction;

(ix) cause Parent’s Representatives to supply all information reasonably requested by Stockholder or any Underwriter, attorney, accountant or agent in connection with the Registration Statement;

(x) use its commercially reasonable efforts to obtain and deliver to each Underwriter and Stockholder a comfort letter from the independent public accountants for Parent (and additional comfort letters from independent public accountants for any company acquired by Parent whose financial statements are included or incorporated by reference in the Registration Statement) in customary form and covering such matters as are customarily covered by comfort letters as such Underwriter and Stockholder may reasonably request, including (x) that the financial statements included or incorporated by reference in the Registration Statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act and (y) as to certain other financial information for the period ending no more than five business days prior to the date of such letter; provided, however, that if Parent fails to obtain such comfort letter, then such Demand Registration will not count as a Demand Registration for purposes of determining when future Demand Registrations can be requested by a Stockholder pursuant to Section 2.01;

(xi) use its commercially reasonable efforts to obtain and deliver to each Underwriter and Stockholder a 10b-5 statement and legal opinion from Parent’s counsel in customary form and covering such matters as are customarily covered by 10b-5 statements and legal opinions as such Underwriter and Stockholder may reasonably request; provided, however, that if Parent fails to obtain such statement or opinion, then such Demand Registration will not count as a Demand Registration for purposes of determining when future Demand Registrations can be requested by a Stockholder pursuant to Section 2.01;

(xii) otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the SEC, and make generally available to its security holders, within the required time period, an earnings statement (which need not be audited) covering a period of 12 months beginning with the first fiscal quarter after the effective date of the Registration Statement relating to such Registrable Securities (as the term “effective date” is defined in Rule 158(c) under the Securities Act), which earnings statement will satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder or any successor provisions thereto; and

(xiii) use its commercially reasonable efforts to cause such Registrable Securities to be listed or quoted on the NYSE or, if Parent Common Stock is not then listed on the NYSE, then on any other securities exchange or national quotation system on which similar securities issued by Parent are listed or quoted.

(b) In connection with the Registration Statement relating to such Registrable Securities covering an underwritten offering, (i) Parent and Stockholder agree to enter into a written agreement with each Underwriter selected in the manner herein provided in such form and containing such provisions as are customary in the securities business for such an arrangement between such Underwriter and companies of Parent’s size and investment stature and, to the extent practicable, on terms consistent with underwriting agreements entered into by Parent (it being understood that, unless required otherwise by the Securities Act or any other Law, Parent will not require Stockholder to make any representation, warranty or agreement in such agreement other than with respect to Stockholder, the ownership of Stockholder’s securities being registered and Stockholder’s intended method of disposition) and (ii) Stockholder agrees to complete and execute all such other documents customary in similar offerings, including any reasonable questionnaires, powers of attorney, hold-back agreements, letters and other documents customarily required under the terms of such underwriting arrangements. The representations and warranties by, and the other agreements on the part of, Parent to and for the benefit of such Underwriter in such written agreement with such Underwriter will also be made to and for the benefit of Stockholder. In the event an underwritten offering is not consummated because any condition to the obligations under any related written agreement with such Underwriter is not met or waived in connection with a Demand Registration, and such failure to be met or waived is not attributable to the fault of Stockholder, such Demand Registration will not be deemed exercised.

SECTION 2.05. Conditions to Offerings.

(a) The obligations of Parent to take the actions contemplated by Section 2.01, Section 2.02, Section 2.03 and Section 2.04 with respect to an offering of Registrable Securities will be subject to the following conditions:

(i) Parent may require Stockholder to furnish to Parent such information regarding Stockholder or the distribution of such Registrable Securities as Parent may from time to time reasonably request in writing, in each case only as required by the Securities Act or under state securities or blue sky laws; and

(ii) in any underwritten offering pursuant to Section 2.01 or Section 2.02 hereof, Stockholder, together with Parent, will enter into an underwriting agreement in accordance with Section 2.04(b) above with the Underwriter or Underwriters selected for such underwriting, as well as such other documents customary in similar offerings.

(b) Stockholder agrees that, upon receipt of any notice from Parent of the happening of any event of the kind described in Section 2.04(a)(iii) or Section 2.04(a)(iv) hereof or a condition described in Section 2.06 hereof, Stockholder will forthwith discontinue disposition of such Registrable Securities pursuant to the Registration Statement covering the sale of such Registrable Securities until Stockholder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.04(a)(iii) hereof or notice from Parent of the termination of the stop order or Deferral Period.

SECTION 2.06. Black-out Period. Parent’s obligations pursuant to Section 2.01, Section 2.02 and Section 2.03 hereof will be suspended if compliance with such obligations would (a) violate applicable Law or (b) require Parent to disclose a financing, acquisition, disposition or other corporate development, and the chief executive officer of Parent has determined, in the good faith exercise of his reasonable business judgment, that such disclosure is not in the best interests of Parent or (c) otherwise represent an undue hardship for Parent; provided that any such suspension pursuant to clause (b) or (c) will not exceed 90 days and all such suspensions pursuant to clauses (b) and (c) will not exceed 180 days in any 12-month period (the “Deferral Period”). Parent will promptly give Stockholder written notice of any such suspension containing the approximate length of the anticipated delay, and Parent will notify Stockholder upon the termination of the Deferral Period. Upon receipt of any notice from Parent of any Deferral Period, Stockholder shall forthwith discontinue disposition of the Registrable Securities pursuant to the Registration Statement relating thereto until Stockholder receives copies of the supplemented or amended prospectus contemplated hereby or until it is advised in writing by Parent that the use of the prospectus may be resumed and has received copies of any additional or supplemented filings that are incorporated by reference in the prospectus, and, if so directed by Parent, Stockholder will, and will request the lead Underwriter or Underwriters, if any, to, deliver to Parent all copies, other than permanent file copies, then in Stockholder’s or such Underwriter’s or Underwriters’ possession of the current prospectus covering such Registrable Securities.

SECTION 2.07. Registration Expenses. All fees and expenses incident to Parent’s performance of or compliance with the obligations of this Article II, including all fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for any Underwriters in connection with qualification of Registrable Securities under applicable blue sky laws), printing expenses, messenger and delivery expenses of Parent, any registration or filing fees payable under any Federal or state securities or blue sky laws, the fees and expenses incurred in connection with any listing or quoting of the securities to be registered on any national securities exchange or automated quotation system, fees of the National Association of Securities Dealers, Inc., fees and disbursements of counsel for Parent, its independent certified public accountants and any other public accountants who are required to deliver comfort letters (including the expenses required by or incident to such performance), transfer taxes, fees of transfer agents and registrars, costs of insurance and the fees and expenses of other Persons retained by Parent will be borne by Parent. Stockholder will bear and pay any underwriting discounts and commissions applicable to Registrable Securities offered for its account pursuant to any Registration Statement.

SECTION 2.08. Indemnification; Contribution.

(a) In connection with any registration of Registrable Securities pursuant to Section 2.01, Section 2.02 or Section 2.03 hereof, Parent agrees to indemnify and hold harmless, to the fullest extent permitted by Law, Stockholder, its Affiliates, directors, officers and stockholders and each Person who controls Stockholder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively, the “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities, judgments, actions and expenses (including reasonable attorneys’ fees) joint or several caused by any untrue or alleged untrue statement of material fact contained in any part of any Registration Statement or any preliminary or final prospectus used in connection with the Registrable Securities or any Issuer FWP, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading; provided that Parent will not be required to indemnify any Indemnified Person for any losses, claims, damages, liabilities, judgments, actions or expenses resulting from any such untrue statement or omission if such untrue statement or omission was made in reliance on and in conformity with information with respect to any Indemnified Person furnished to Parent in writing by Stockholder expressly for use therein.

(b) In connection with any Registration Statement, preliminary or final prospectus, or Issuer FWP, Stockholder agrees to indemnify Parent, its Directors, its officers who sign such Registration Statement and each Person, if any, who controls Parent (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as the foregoing indemnity from Parent to Stockholder, but only with respect to information with respect to any Indemnified Person furnished to Parent in writing by Stockholder expressly for use in such Registration Statement, preliminary or final prospectus, or Issuer FWP.

(c) In case any claim, action or proceeding (including any governmental investigation) is instituted involving any Person in respect of which indemnity may be sought pursuant to Section 2.08(a) or (b), such Person (hereinafter called the “indemnified party”) will (i) promptly notify the Person against whom such indemnity may be sought (hereinafter called the “indemnifying party”) in writing; provided that the failure to give such notice shall not relieve the indemnifying party of its obligations pursuant to this Agreement except to the extent such indemnifying party has been prejudiced in any material respect by such failure; (ii) permit the indemnifying party to assume the defense of such claim, action or proceeding with counsel reasonably satisfactory to the indemnified party; and (iii) pay the fees and disbursements of such counsel related to such claim, action or proceeding. In any such claim, action or proceeding, any indemnified party will have the right to retain its own counsel, but the fees and expenses of such counsel will be at the expense of such indemnified party unless (A) the indemnifying party and the indemnified party have mutually agreed to the retention of such counsel, (B) the named parties to any such claim, action or proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and the indemnified party has been advised in writing by counsel, with a copy provided to Parent, that representation of both parties by the same counsel would be inappropriate due to actual or potential conflicting interests between them or (C) the indemnifying party has failed to assume the defense of such claim and employ counsel reasonably satisfactory to the indemnified party. It is understood that the indemnifying party will not, in connection with any claim, action or proceeding or related claims, actions or proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel at any time for all such indemnified parties) and that all such reasonable fees and expenses will be reimbursed reasonably promptly following a written request by an indemnified party stating under which clause of (A) through (C) above reimbursement is sought and delivery of documentation of such fees and expenses. In the case of the retention of any such separate firm for the indemnified parties, such firm will be designated in writing by the indemnified parties. The indemnifying party will not be liable for any settlement of any claim, action or proceeding effected without its written consent (which consent shall not be unreasonably withheld), but if such claim, action or proceeding is settled with such consent or if there has been a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. No indemnifying party will, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(d) If the indemnification provided for in this Section 2.08 from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities, judgments, actions or expenses referred to in this Section 2.08, then the indemnifying party, in lieu of indemnifying such indemnified party, will contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities, judgments, actions or expenses (i) in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified party in connection with the actions that resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations, or (ii) if the allocation provided by clause (i) is not permitted by applicable Law, in such proportion as is appropriate to reflect not only the relative fault referred to in clause (i) but also the relative benefit of Parent, on the one hand, and Stockholder, on the other, in connection with the statements or omissions that resulted in such losses, claims, damages, liabilities, judgments, actions or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party will be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been taken by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above will be deemed to include, subject to the limitations set forth in Section 2.08(c), any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

(e) The parties agree that it would not be just and equitable if contribution pursuant to Section 2.08(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in Section 2.08(d). No Person guilty of “fraudulent misrepresentation” (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Notwithstanding the provisions of this Section 2.08(e), Stockholder shall not be required to contribute, in the aggregate, any amount in excess of the amount by which the net proceeds received by Stockholder with respect to the Registrable Securities exceed the greater of (A) the amount paid by Stockholder for its Registrable Securities and (B) the amount of any damages which Stockholder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. Each Stockholder’s obligation to contribute pursuant to this Section 2.08 is several in proportion to the respective number of Registrable Securities held by such Stockholder hereunder and not joint.

(f) For purposes of this Section 2.08, each controlling person of a Stockholder shall have the same rights to contribution as such Stockholder, and each officer, Director and Person, if any, who controls Parent within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act shall have the same rights to contribution as Parent, subject in each case to the limitations set forth in the immediately preceding paragraph. Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this Section 2.08, notify such party or parties from whom contribution may be sought, but the omission to so notify such party or parties shall not relieve the party or parties from who contribution may be sought from any obligation it or they may have under this Section 2.08 or otherwise except to the extent that it has been prejudiced in any material respect by such failure. No party shall be liable for contribution with respect to any action or claim settled without its written consent; provided, however, that such written consent was not unreasonably withheld.

(g) If indemnification is available under this Section 2.08, the indemnifying party will indemnify each indemnified party to the full extent provided in Sections 2.08(a) and (b) without regard to the relative fault of said indemnifying party or indemnified party or any other equitable consideration provided for in Section 2.08(d) or (e).

SECTION 2.09. Rule 144. For so long as Parent is subject to the requirements of Section 13, 14 or 15(d) of the Exchange Act, Parent agrees that it will timely file the reports required to be filed by it under the Securities Act and the Exchange Act and it will take such further action as Stockholder reasonably may request, all to the extent required from time to time to enable Stockholder to sell Registrable Securities within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the SEC.

SECTION 2.10. Lockup. If and to the extent requested by the lead Underwriter of an underwritten offering of Equity Securities of Parent, Parent and Stockholder agree not to effect, and to cause their respective Affiliates not to effect, except as part of such registration, any offer, sale, pledge, transfer or other distribution or disposition or any agreement with respect to the foregoing of the issue being registered or offered, as applicable, or of a similar security of Parent, or any securities into which such Equity Securities are convertible, or any securities convertible into, or exchangeable or exercisable for, such Equity Securities, including a sale pursuant to Rule 144 under the Securities Act, during a period of up to seven days prior to, and during a period of up to 90 days after, the effective date of such registration, as reasonably requested by the lead Underwriter. The lead Underwriter shall give Parent and Stockholder prior notice of any such request.

SECTION 2.11. Termination of Registration Rights. This Article II (other than Sections 2.07, 2.08 and 2.09) will terminate on the date on which all shares of Parent Common Stock subject to this Agreement cease to be Registrable Securities. Section 2.09 will terminate on the date on which all shares of Parent Common Stock subject to this Agreement may be sold pursuant to Rule 144(k).

SECTION 2.12. Specific Performance. Stockholder, in addition to being entitled to exercise all rights provided herein or granted by law, including recovery of liquidated or other damages, will be entitled to specific performance of its rights under this Agreement. Parent agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

SECTION 2.13. Other Registration Rights. Parent (a) has not granted and will not grant to any third party any registration rights inconsistent with any of those contained herein and (b) has not entered into and will not enter into any agreement that will impair its ability to perform its obligations under this Article II, so long as any of the registration rights under this Agreement remain in effect. If Parent provides Tengelmann with the right to require Parent to file a shelf registration statement pursuant to Rule 415 under the Securities Act for resales of securities held by Tengelmann, then Stockholder shall have the right to require a shelf registration statement to register all of Stockholder’s Registrable Securities on substantially the same terms and conditions as provided to Tengelmann.

ARTICLE III
STANDSTILL, ACQUISITIONS OF SECURITIES AND OTHER M ATTERS

SECTION 3.01. Acquisitions of Common Stock. Until the Standstill Expiration Date, without the prior approval of the Board, Stockholder shall not, nor shall it permit its controlled and/or controlling Affiliates or General Partners to, purchase or otherwise acquire, offer to acquire or agree to acquire, directly or indirectly, beneficial ownership of Parent Common Stock or any other Equity Security of Parent such that, after giving effect to any such acquisition and the exercise, conversion or exchange of any Equity Security, Stockholder would be the beneficial owner of in excess of 9.9% of the outstanding Parent Common Stock (excluding any Parent Common Stock received or acquired, or that may be received or acquired, by Stockholder pursuant to the exercise of the Roll-over Warrants in accordance with their terms), except by way of stock splits, stock dividends, reclassifications, recapitalizations or other distributions by Parent to all holders of Parent Common Stock or due to stock repurchases or redemptions by Parent.

SECTION 3.02. No Participation in a Group or Solicitation of Proxies. Except for actions permitted by, or taken in compliance with, Section 3.01 and its exercise of rights pursuant to the provisions of this Agreement, Stockholder agrees that, prior to the Standstill Expiration Date, it will not, nor shall it permit its controlled and/or controlling Affiliates or General Partners to, without the prior approval of the Board, directly or indirectly:

(a) propose to enter into, or seek, make or take any action to solicit or knowingly initiate or encourage any offer or proposal for or any indication of interest in, any extraordinary corporate transaction (including any Business Combination or dissolution) involving Parent or any Subsidiary thereof or propose or attempt to acquire or effect control of Parent or any Subsidiary thereof or take any action that would require, or for the purpose of requiring, Parent or any Subsidiary thereof to make a public announcement regarding the possibility of any such extraordinary corporate transaction;

(b) make, or in any way participate, directly or indirectly, in, any “solicitation” of “proxies” to vote or in any “election contest” (as such terms are used in the proxy rules of the Exchange Act), or agree or announce an intention to vote with any Person undertaking a “solicitation”, or seek to advise or influence any Person or 13D Group with respect to the voting of, any Voting Stock of Parent or any Subsidiary thereof, or make any proposal to be voted upon by holders of Voting Stock;

(c) form, join, encourage the formation of or in any way engage in discussions relating to the formation of, or in any way participate in, any 13D Group (other than with any other Stockholder or its Permitted Transferees) with respect to any Voting Stock of Parent or any Subsidiary thereof, including pursuant to any voting agreement or trust;

(d) seek representation on the Board of Directors or to remove any member of the Board of Directors or otherwise act, alone or in concert with others, to seek to control or influence the identity, size or actions of management or the Board of Directors or policies or practices of Parent or any Subsidiary thereof, including through oral or written communication with management or other stockholders or through public statements;

(e) request Parent or any of its Representatives or propose or otherwise seek, directly or indirectly, to amend or waive any provision of this Section 3.02 (including this clause (e)); or

(f) disclose any intention, plan or arrangement inconsistent with the foregoing or advise, finance or knowingly assist or encourage any other Persons in connection with the foregoing or enter into any discussions, negotiations, arrangements, understandings or agreements with any Third Party (other than any Person that would be a Permitted Transferee) with respect to any of the foregoing.

ARTICLE IV
RESTRICTIONS ON TRANSFERABILITY OF SECURITIES

SECTION 4.01. General.

(a) Until the second anniversary of the Standstill Expiration Date, Stockholder shall not make or solicit any Sale of, or create, incur or assume any Encumbrance with respect to, and shall cause each of its controlled Affiliates not to make or solicit any Sale of, or create, incur or assume any Encumbrance with respect to, Equity Securities now owned or hereafter acquired by Stockholder or its controlled Affiliates (collectively, the “Covered Securities”); provided, however, that Stockholder or any of its controlled Affiliates may make or solicit a Sale of any of the Covered Securities (other than the Roll-over Warrants):

(i) to a Permitted Transferee of Stockholder (subject, in the case of a Sale to a controlled Affiliate, to compliance with Section 4.01(c) hereof);

(ii) to Tengelmann or any of its Affiliates;

(iii) to Parent or a Subsidiary of Parent;

(iv) pursuant to Article II of this Agreement, so long as any Underwriter purchasing the Covered Securities or otherwise facilitating such Sale agrees that the Covered Securities shall be distributed pursuant to the limitations set forth in Section 4.01(b) (in which case any restrictive legends pursuant to Section 4.03(a) shall be removed by Parent);

(v) in one or more block trades with a financial institution, so long as any financial institution purchasing the Covered Securities or otherwise facilitating such Sale agrees that the Covered Securities shall be distributed pursuant to the limitations set forth in Section 4.01(b) (in which case any restrictive legends pursuant to Section 4.03(a) shall be removed by Parent);

(vi) pursuant to any Business Combination, tender or exchange offer to acquire Parent Common Stock or any other extraordinary transaction that (A) was not solicited by Stockholder or any of its Affiliates; (B) is for 100% of the outstanding Parent Common Stock; (C) includes a majority tender or approval condition; and (D) includes a statement of intention to pay the same or higher consideration in a back-end merger;

(vii) pursuant to any Business Combination, tender or exchange offer to acquire Parent Common Stock or other extraordinary transaction that (A) the Board has recommended; (B) was proposed or made by or on behalf of Tengelmann or any of its Affiliates; or (C) has been accepted by holders of a majority of the shares of Parent Common Stock outstanding (other than those owned by Stockholder), but only after all material conditions with respect to such combination or offer (other than any such condition that can be satisfied only at the closing of such offer) have been satisfied or irrevocably waived by the offeror;

(viii) pursuant to Rule 144 or Rule 145 under the Securities Act;

(ix) pursuant to any foreclosure on the Covered Securities (including, in the case of this clause (ix), the Roll-over Warrants) by any broker-dealer, bank or other financial institution for the benefit of which an Encumbrance permitted by the following proviso has been created, incurred or assumed and regarding which the right of first refusal set forth in such proviso has not been exercised; and

(x) pursuant to any hedging transaction designed to protect against fluctuations in value of Covered Securities (including, in the case of this clause (x), the Roll-over Warrants) not for the purposes of circumventing the restrictions on transfer set forth in this Agreement;

and provided, further, that Stockholder may create, incur or assume any Encumbrance with respect to pledges of Covered Securities (including the Roll-over Warrants) in connection with any margin loan or other extensions of credit from a broker-dealer, bank or other financial institution and not entered into with the purpose of circumventing the provisions of this Section 4.01 so long as the pledgee agrees that, prior to any foreclosure on the Covered Securities by it, it shall afford Parent notice, and the opportunity within two Trading Days following delivery of notice to Parent, to exercise a right of first refusal to purchase such Covered Securities for cash at Fair Market Value (such cash to be paid by or on behalf of Parent no later than the fifth Trading Day following delivery of notice to Parent of an intent to dispose of such Covered Securities). In the event Parent does not exercise its right of first refusal within two Trading Days of delivery of notice to it, the pledgee may immediately Sell any Covered Securities without restriction.

(b) No Sale of Covered Securities pursuant to Section 4.01(a)(iv) or (v) or pursuant to Section 4.01(a)(viii) that is not conducted as a broker’s transaction shall be effective if (i) made to any Person or 13D Group (in each case that has a statement on Schedule 13D with respect to Parent in effect), in any single or series of related transactions, such that, after giving effect to such Sale, such Person or 13D Group would have beneficial ownership of Parent Common Stock representing more than 9.9% of the Voting Power of Parent’s outstanding capital stockor (ii) the Voting Power of the shares sold to any such Person or 13D Group exceeds 5.0% of the Voting Power of Parent’s outstanding Voting Stock.

(c) No Sale of Covered Securities to a controlled Affiliate of Stockholder shall be effective until such time as such controlled Affiliate has executed and delivered to Parent, as a condition precedent to such Sale, an instrument or instruments, reasonably acceptable to Parent, confirming that such controlled Affiliate agrees to be bound by all obligations of Stockholder hereunder. Stockholder shall not transfer control of any of its controlled Affiliates to any Person that is not also a controlled Affiliate of Stockholder if such transfer would directly or indirectly result in a Sale of Covered Securities in violation of the provisions of this Section 4.01.

SECTION 4.02. Improper Sale or Encumbrance. Any attempt not in compliance with this Agreement to make any Sale of, or create, incur or assume any Encumbrance with respect to, any Covered Securities shall be null and void and of no force and effect, the purported transferee shall have no rights or privileges in or with respect to Parent, and Parent shall not give any effect in Parent’s stock records to such attempted Sale or Encumbrance.

SECTION 4.03. Restrictive Legend.

(a) Each certificate evidencing the Covered Securities shall be stamped or otherwise imprinted with a legend in substantially the following form (in addition to any legends required by agreement or by applicable securities laws):

THE SECURITIES EVIDENCED HEREBY ARE SUBJECT TO CERTAIN RESTRICTIONS UNDER THE TERMS OF THE STOCKHOLDER AGREEMENT DATED AS OF MARCH 4, 2007, AS AMENDED FROM TIME TO TIME, BETWEEN THE ISSUER AND THE HOLDER HEREOF AND MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH THE TERMS OF THAT AGREEMENT.

(b) Stockholder consents to Parent’s making a notation on its records and giving instructions to any transfer agent of its capital stock in order to implement the restrictions on transfer established in this Agreement.

(c) Parent shall, at the request of Stockholder, remove from each certificate evidencing Parent Common Stock transferred in compliance with the terms of Section 4.01 and with respect to which no rights or obligations under this Agreement shall transfer, the legend described in Section 4.03(a), and shall remove from each certificate evidencing such securities any Securities Act legend if, at the request of Parent, Stockholder provides, at its expense, an opinion of counsel satisfactory to Parent that the securities evidenced thereby may be transferred without the imposition of any such legend.

ARTICLE V
MISCELLANEOUS

SECTION 5.01. Adjustments. References to numbers of shares and to sums of money contained herein will be adjusted to account for any reclassification, exchange, substitution, combination, stock split or reverse stock split of the shares.

SECTION 5.02. Notices. All notices, requests, claims, demands and other communications under this Agreement will be in writing and will be deemed given (i) when delivered, if delivered in person, (ii) when sent by facsimile (provided the facsimile is promptly confirmed by telephone confirmation thereof), (iii) when sent by email (provided the email is promptly confirmed by telephone confirmation thereof) or (iv) two business days following sending by overnight delivery by an internationally recognized overnight courier, in each case to the respective parties at the following addresses (or at such other address for a party as will be specified in a notice given in accordance with this Section 5.02):

If to any of the Stockholders, to:

9130 W. Sunset Boulevard
Los Angeles, California 90069
Attn: Robert P. Bermingham, Esq.
Fax: (310) 789-1791
Email: legal@yucaipco.com

with a copy to:

Munger, Tolles & Olson LLP
355 South Grand Avenue, 35th Floor
Los Angeles, California 90071
Attn: Sandra A. Seville-Jones, Esq.
Fax: (213) 683-5126
Email: sandra.seville-jones@mto.com

If to Parent or Merger Sub, to:

The Great Atlantic & Pacific Tea Company, Inc.
Two Paragon Drive
Montvale, New Jersey 07645
Attn: Allan Richards
Fax: (201) 571-4106
Email: richarda@aptea.com

with a copy to:

Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005
Attn: Kenneth W. Orce, Esq.
Fax: (212) 269-5420
Email: korce@cahill.com

SECTION 5.03. Reasonable Efforts; Further Actions. The parties hereto each will use commercially reasonable efforts to take or cause to be taken all action and to do or cause to be done all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable.

SECTION 5.04. Consents. The parties hereto will cooperate with each other in filing any necessary applications, reports or other documents with, giving any notices to, and seeking any consents from, all regulatory bodies and all Governmental Entities and all Third Parties as may be required in connection with the consummation of the transactions contemplated by this Agreement.

SECTION 5.05. Expenses. Each party to this Agreement shall pay its own expenses incurred in connection with this Agreement.

SECTION 5.06. Termination of Management Services Agreement. Stockholder hereby acknowledges and agrees to the termination effective as of the Effective Date (as defined in the Merger Agreement) of the Management Services Agreement dated as of March 23, 2005, between the Company and Yucaipa Advisors, LLC, pursuant to Section 7.3 thereof in accordance with Section 7.2(g) of the Merger Agreement.

SECTION 5.07. Amendments; Waivers.

(a) No provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and signed, in the case of an amendment, by the parties hereto or, in the case of a waiver, by the party against whom the waiver is to be effective.

(b) The failure of either party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights nor will any single or partial exercise by either party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement. The rights and remedies herein provided will be cumulative and not exclusive of any rights or remedies provided by Law or otherwise.

SECTION 5.08. Interpretation. When a reference is made in this Agreement to an Article, a Section, a subsection or a Schedule, such reference will be to an Article, a Section, a subsection or a Schedule of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” and “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” will refer to the date of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” will mean the degree to which a subject or other thing extends, and such phrase will not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented. References to a Person are also to its permitted successors and assigns.

SECTION 5.09. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the purpose of this Agreement is fulfilled to the fullest extent possible.

SECTION 5.10. Counterparts. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement, and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

SECTION 5.11. Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and is not intended to and does not confer upon any Person other than the parties any rights or remedies.

SECTION 5.12. Governing Law. This Agreement will be governed by, and construed in accordance with, the Laws of the State of Maryland, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof. The parties declare that it is their intention that this Agreement will be regarded as made under the laws of the State of Maryland and that the laws of the State of Maryland will be applied in interpreting its provisions in all cases where legal interpretation will be required, except to the extent the Maryland Corporations and Associations Code is specifically required by such code to govern the interpretation of this Agreement.

SECTION 5.13. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement will be assigned, in whole or in part, by either of the parties without the prior written consent of the other party. Any purported assignment without such prior written consent will be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 5.14. Enforcement. The parties agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Supreme Court for the State of New York sitting in New York County or the United States District Court of the Southern District of New York, or in each case any appellate court thereof, without the necessity of proving the inadequacy of money damages as a remedy, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties (a) irrevocably and unconditionally consents to submit itself and its property to the non-exclusive jurisdiction of the Supreme Court for the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and in each case any appellate court thereof, in the event any dispute arises out of this Agreement, or for recognition or enforcement of any judgment; (b) agrees that it will not attempt to deny or defeat such exclusive jurisdiction by motion or other request for leave from any such court; (c) irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue, or the defense of an inconvenient forum to the maintenance, of any action, suit or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment; (d) agrees that it will not bring any action arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, in any court other than the Supreme Court of the State of New York sitting in New York County or the United States District Court for the Southern District of New York, or in each case any appellate court thereof; and (e) waives any right to trial by jury with respect to any action related to or arising out of this Agreement, or for recognition or enforcement of any judgment. Each of the parties hereto agrees that a final judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 5.02. Nothing in this Agreement will affect the right of either party to this Agreement to serve process in any other manner permitted by Law.

SECTION 5.15. Effectiveness. Except for this Section 5.15 and Sections 5.02, 5.05, 5.07, 5.08, 5.09, 5.10, 5.11, 5.12, 5.13 and 5.14, which shall become effective as of the date hereof, this Agreement will become effective only at the Effective Time.

Section 5.16. Termination; Survival. Notwithstanding anything to the contrary contained in this Agreement, this Agreement will automatically terminate if the Merger Agreement is terminated in accordance with its terms and shall thereafter be null and void, except that Article I and this Article V will survive any such termination indefinitely. Nothing in this Section 5.16 will be deemed to release either party from any liability for any willful and material breach of this Agreement or to impair the right of either party to compel specific performance by the other party of its obligations under this Agreement.

SECTION 5.17. No Joint and Several Liability. Notwithstanding anything to the contrary in this Agreement, all representations, warranties, covenants, liabilities and obligations under this Agreement are several, and not joint, to each Stockholder, and no Stockholder will be liable for any breach, default, liability or other obligation of the other Stockholders party to this Agreement.

SECTION 5.18. No Liability of Partners. Notwithstanding anything that may be expressed or implied in this Agreement, Parent acknowledges and agrees that (i) notwithstanding that certain of the Stockholders below may be partnerships, no recourse hereunder or under any documents or instruments delivered by any Stockholders in connection herewith may be had against any officer, agent or employee of any Stockholders or any partner, member or stockholder of any Stockholder or any director, officer, employee, partner, affiliate, member, manager, stockholder, assignee or representative of the foregoing (any such person or entity, a “Representative”), whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, and (ii) no personal liability whatsoever will attach to, be imposed on or otherwise be incurred by any Representative under this Agreement or any documents or instruments delivered in connection herewith or for any claim based on, in respect of or by reason of such obligations or by their creation.

IN WITNESS WHEREOF, the parties hereto have executed this Stockholder Agreement as of the day and year first above written.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY , INC.

By:	/s/ ALLAN RICHARDS

Name:	Allan Richards
Title:	Senior Vice President, Human Resources, Labor Relations, Legal Services & Secretary

B-S-1

YUCAIPA CORPORATE INITIATIVES FUND I, LP

By:	Yucaipa Corporate Initiatives Fund I, LLC
Its:	General Partner

/s/ ROBERT P. BERMINGHAM

Name:	Robert P. Bermingham
Title:	Vice President

YUCAIPA AMERICAN ALLIANCE FUND I, LP

By:	Yucaipa American Alliance Fund I, LLC
Its:	General Partner

/s/ ROBERT P. BERMINGHAM

Name:	Robert P. Bermingham
Title:	Vice President

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND I, LP

By:	Yucaipa American Alliance Fund I, LLC
Its:	General Partner

/s/ ROBERT P. BERMINGHAM

Name:	Robert P. Bermingham
Title:	Vice President

B-S-2

SCHEDULE I

STOCKHOLDER NAME

Yucaipa Corporate Initiatives Fund I, LP

Yucaipa American Alliance Fund I, LP

Yucaipa American Alliance (Parallel) Fund I, LP

B-Sch I-1

SCHEDULE II
INVESTMENT BANKS

Banc of America Securities LLC
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC

B-Sch II-1

(This Page Intentionally Left Blank)

ANNEX C

YUCAIPA VOTING AGREEMENT

PATHMARK STORES, INC.
STOCKHOLDER VOTING AGREEMENT

STOCKHOLDER VOTING AGREEMENT, dated as of March 4, 2007 (this “Agreement”), among the stockholders identified on Schedule I (each, a “Stockholder”; collectively, the “Stockholders”) and The Great Atlantic & Pacific Tea Company, Inc., a Maryland corporation (“Parent”).

WHEREAS, Parent, Sand Merger Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Pathmark Stores, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date of this Agreement, pursuant to which, on the Closing Date, Merger Sub will merge with and into the Company (the “Merger”) (capitalized terms not defined herein shall have the meanings assigned to such terms in the Merger Agreement);

WHEREAS as a condition to their willingness to enter into the Merger Agreement, Parent and Merger Sub have requested that the Stockholders make certain agreements with respect to the outstanding shares of Common Stock, par value $.01 per share (“Shares”), of the Company owned by the Stockholders as set forth in Schedule I and Shares and shares of other voting securities of the Company hereafter acquired (including, without limitation, Shares acquired pursuant to the exercise of the 2005 Warrants) (the “Subject Shares”), upon the terms and subject to the conditions of this Agreement; and

WHEREAS, in order to induce Parent and Merger Sub to enter into the Merger Agreement, the Stockholders are willing to make certain agreements with respect to the Subject Shares;

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements set forth in this Agreement, the parties agree as follows:

1. Voting Agreements; Proxy.

(a) Subject to Section (1)(b) below, for so long as this Agreement is in effect, in any meeting (or any adjournment or postponement thereof) of stockholders of the Company, and in any action by consent of the stockholders of the Company, each Stockholder shall vote (or cause to be voted), or, if applicable, give (or cause to be given) consents with respect to, all of the Subject Shares that are owned by that Stockholder and are entitled to vote at the meeting or deliver (or cause to be delivered) a consent, in any such case (i) in favor of the adoption of the Merger Agreement and the Merger or any other transaction contemplated by the Merger Agreement, as the Merger Agreement may be modified or amended from time to time in a manner not adverse to the Stockholders or with the written consent of the Stockholders, (ii) against any action, proposal, transaction or agreement which would reasonably be expected to result in a breach of any covenant, representation, or warranty or any other obligation or agreement of the Company under the Merger Agreement or of such Stockholder under this Agreement, and (iii) against any action, proposal, transaction or agreement that would constitute a Company Proposal or against any action, proposal, transaction or agreement that would compete with or would delay, discourage, adversely affect or inhibit the timely consummation of the Merger. Each Stockholder shall use its best efforts to cast (or cause to be cast) that Stockholder’s vote or give that Stockholder’s consent in accordance with the procedures communicated to that Stockholder by the Company relating thereto so that the vote or consent shall be duly counted for purposes of determining that a quorum is present and for purposes of recording the results of that vote or consent.

(b) Notwithstanding anything to the contrary in this Agreement, in the event that the aggregate number of Subject Shares held by the Stockholders exceeds 33.0% of the issued and outstanding shares of Company Common Stock as of the record date for the Company Stockholders Meeting (such excess, the “Excess Shares”), then the provisions of Section 1(a) shall not apply to such Excess Shares.

(c) Upon the reasonable written request of Parent, in furtherance of the transactions contemplated in this Agreement and by the Merger Agreement and in order to secure the performance of each Stockholder’s obligations under Section 1(a), each Stockholder shall promptly execute, in accordance with the provisions of Section 212 of the Delaware General Corporation Law, and deliver to Parent an irrevocable proxy, substantially in the form attached as Exhibit A, and irrevocably appoint Parent or its designees, with full power of substitution, its attorney and proxy to vote, or, if applicable, to give consent with respect to, all Subject Shares (other than Subject Shares that constitute Excess Shares) as of the relevant record date with regard to any of the matters referred to in Section 1(a) at any meeting of the stockholders of the Company, or in connection with any action by written consent by the stockholders of the Company. Each Stockholder acknowledges and agrees that this proxy (other than Subject Shares that constitute Excess Shares), if and when given, shall be coupled with an interest sufficient in law to support an irrevocable proxy, shall revoke any prior proxy granted by such stockholder, shall constitute, among other things, an inducement for Parent to enter into the Merger Agreement, shall be irrevocable and shall not be terminated by operation of law or otherwise upon the occurrence of any event and that no subsequent proxies with respect to such Subject Shares (other than Subject Shares that constitute Excess Shares) shall be given (and if given (other than Subject Shares that constitute Excess Shares) shall not be effective); provided, however, that any such proxy shall terminate automatically and without further action on behalf of the Stockholders upon the termination of this Agreement.

2. Covenants.

(a) For so long as this Agreement is in effect, each Stockholder agrees not to directly or indirectly (i) sell, transfer, pledge, assign, hypothecate, encumber, tender or otherwise dispose of, or enter into any contract with respect to the sale, transfer, pledge, assignment, hypothecation, encumbrance, tender or other disposition of (each such disposition or contract, a “Transfer”) any of such Stockholder’s Subject Shares or 2005 Warrants except to Parent or, with prior written notice to Parent, to another Stockholder (and any such Transfer, except to Parent or to another Stockholder, shall be null and void), except in connection with any margin transaction or hedging transaction designed to protect against fluctuations in the value of the Subject Shares, in each case, (x) that is not engaged in for purposes of circumventing the restrictions on transfer set forth in this Section 2(a) and (y) pursuant to which such Stockholder retains voting control over the applicable Subject Shares; (ii) grant any proxies with respect to the Subject Shares, deposit any of the Subject Shares into a voting trust or enter into a voting or option agreement with respect to any of the Subject Shares or enter into any other agreement inconsistent with or violative of this Agreement; (iii) subject to Section 5, solicit, knowingly encourage or facilitate the submission of any Company Proposal or enter into, initiate or participate in any discussions or negotiations with, otherwise cooperate in any way with, or assist or knowingly encourage any effort by any Third Party that is seeking to make, or has made, a Company Proposal, or furnish any nonpublic information or data to, or have any discussions with any Person relating to, a Company Proposal; or (iv) take any action which would make any representation or warranty of any Stockholder in this Agreement untrue or incorrect or prevent, burden or materially delay the consummation of the transactions contemplated by this Agreement or the Merger Agreement.

(b) Subject to the limitations set forth in this Section (2)(b), each Stockholder agrees that in the event any shares of Company Common Stock or other voting securities of the Company are issued pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of capital stock of the Company on, of, or affecting the Subject Shares of such Stockholder; (such Company Common Stock and other voting securities of the Company, collectively, the “New Shares”), Stockholder agrees to vote such New Shares, subject to Section 1(b), in the same manner as the Subject Shares and to notify Parent and then deliver promptly to Parent upon its request a proxy with respect to such New Shares, substantially in the form of Exhibit A attached hereto. Stockholder also agrees that any New Shares shall constitute Subject Shares.

(c) No Stockholder shall issue any press release or make any other public statement with respect to the Merger Agreement, the Merger or any other transaction contemplated hereby or by the Merger Agreement without the prior written consent of Parent, except as may be required by applicable Law or court process after consultation with, and having provided an opportunity for review and comment on such press release or other public statement by, Parent to the extent practicable.

(d) Each Stockholder hereby waives, and agrees not to exercise or assert, any appraisal rights under Section 262 of the Delaware General Corporation Law in connection with the Merger.

3. Representations and Warranties of Stockholders. Each Stockholder jointly and severally and represents and warrants to Parent as to itself that:

(a) Authority; Enforceability; No Conflicts. The Stockholder has the legal capacity to enter into this Agreement and to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or at law). The execution, delivery and performance by the Stockholder of this Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach or default under, any of the terms of any contract, commitment or other obligation to which the Stockholder is a party or by which the Stockholder is bound; (ii) violate any order, writ, injunction, decree or statute, or any law, rule or regulation applicable to the Stockholder or the Subject Shares; or (iii) result in the creation of, or impose any obligation on the Stockholder to create, any Lien upon the Subject Shares that would prevent the Stockholder from voting the Subject Shares, except for any of the foregoing that would not, or would not reasonably be expected to, either individually or in the aggregate, materially impair the ability of such Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby. In this Agreement, “Lien” shall mean any lien, pledge, security interest, claim, third party right or other encumbrance.

(b) Ownership of Shares. As of the date of this Agreement, the Stockholder is the beneficial owner of and has the power to vote or direct the voting of the Shares set forth on Schedule I free and clear of any Liens that would prevent the Stockholder from voting such Shares. As of the date of this Agreement, the Shares set forth on Schedule I are the only shares of any class of capital stock of the Company which the Stockholder has the right, power or authority (sole or shared) to sell or vote, and, other than the 2005 Warrants held by the Stockholder as of this date, the Stockholder does not have any right to acquire, nor is it the beneficial owner of, any other shares of any class of capital stock of the Company or any securities convertible into or exchangeable or exercisable for any shares of any class of capital stock of the Company. The Stockholder is not a party to any contracts (including proxies, voting trusts or voting agreements) that would prevent, hinder or delay the Stockholder from voting or giving consent with respect to the Shares set forth on Schedule I.

4. Expenses. Each party to this Agreement shall pay its own expenses incurred in connection with this Agreement.

5. Stockholder Capacity. No natural person bound by this Agreement who is or becomes during the term hereof a director or officer of the Company makes any agreement or understanding herein in such person’s capacity as such director or officer. Each Stockholder signs solely in his or her capacity as the beneficial owner of, the managing member of a limited liability company or the general partner of a partnership which is the beneficial owner of, that Stockholder’s Subject Shares, and nothing herein shall limit or affect any actions taken by a Stockholder in such Stockholder’s capacity as an officer or director of the Company to the extent specifically permitted by the Merger Agreement. Nothing in this Agreement shall be deemed to constitute a transfer of the beneficial ownership of the Subject Shares by any Stockholder.

6. Termination. This Agreement shall terminate automatically and without further action on behalf of any party at the earlier of (a) the Effective Time, (b) the date the Merger Agreement is validly terminated in accordance with its terms and (c) the Outside Date (as it may have been extended in accordance with the terms of the Merger Agreement).

7. Assignment; Binding Effect. This Agreement and the rights hereunder are not assignable (whether by operation of law or otherwise) unless such assignment is consented to in writing by each of Parent and the Stockholders and any attempt to make any such assignment without such consent shall be null and void; provided, however, that Parent may without such consent, assign in writing, directly or indirectly, its respective rights (but not its respective obligations) hereunder to any of its respective wholly owned Subsidiaries (provided that no such assignment shall relieve Parent of its obligations hereunder); provided, further, however, that Parent may assign its rights under this Agreement to a newly created parent company in connection with Parent’s reorganization into a holding company structure). Subject to the preceding clause, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns.

8. Choice of Law; Jurisdiction. This Agreement, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to conflict of laws principles. Each of the parties hereto (i) irrevocably consents to submit itself to the exclusive personal jurisdiction of the Delaware Court of Chancery or any federal court located in the State of Delaware in the event any dispute arises out of or relates to this Agreement or any transaction contemplated hereby; (ii) agrees that all claims in respect of such Action may be heard and determined in any such court; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) agrees that it will not bring any Action relating to this Agreement or any transaction contemplated hereby in any court other than the Delaware Court of Chancery or any federal court sitting in the State of Delaware; and (v) waives any right to trial by jury with respect to any action or proceeding related to or arising out of this Agreement or any transaction contemplated hereby. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought.

Each of the parties further agrees to waive any bond, surety or other security that might be required of any other party with respect to any action or proceeding, including an appeal thereof. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices by registered mail in Section 9. Nothing in this Section 8, however, shall affect the right of any party to serve legal process in any other manner permitted by law.

9. Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered personally, when received, (b) if sent by cable, telecopy, telegram, email or facsimile (which is confirmed by the intended recipient), when sent, (c) if sent by overnight courier service, on the next Business Day after being sent, or (d) if mailed by certified or registered mail, return receipt requested, with postage prepaid five Business Days after being deposited in the mail; to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Stockholders, to:

9130 W. Sunset Boulevard
Los Angeles, California 90069
Attn: Robert P. Bermingham, Esq.
Fax: (310) 789-1791
Email: legal@yucaipco.com

with a copy to:

Munger, Tolles & Olsen LLP
355 South Grand Avenue, 35th Floor
Los Angeles, California 90071
Attn: Sandra A. Seville-Jones, Esq.
Fax: (213) 683-5126
Email: sandra.seville-jones@mto.com

If to Parent, to:

The Great Atlantic & Pacific Tea Company, Inc.
Two Paragon Drive
Montvale, New Jersey 07645
Attn: Allan Richards
Fax: (201) 571-4106
Email: richarda@aptea.com

with a copy to:

Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005
Attn: Kenneth W. Orce, Esq.
Fax: (212) 269-5420
Email: korce@cahill.com

10. Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

11. Entire Agreement. This Agreement (including the Schedule and Exhibit hereto), constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, arrangements, undertakings, understandings and representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof.

12. Waiver and Amendment. This Agreement may be amended, modified or supplemented only by a written mutual agreement executed and delivered by the parties hereto. Except as otherwise provided in this Agreement, any failure of any party to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

13. Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument binding upon all of the parties notwithstanding the fact that all of the parties are not signatory to the original or the same counterpart. For purposes of this Agreement, facsimile signatures shall be deemed originals.

14. Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties and their successors and permitted assigns and nothing herein express or implied shall give or be construed to give to any Person, other than the parties and such successors and permitted assigns, any legal or equitable rights hereunder.

15. Specific Performance. The Stockholder agrees that if any of its obligations under this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur to Parent, no adequate remedy at Law would exist and damages would be difficult to determine, and that Parent shall be entitled to an injunction or injunctions and specific performance of the terms hereof, this being in addition to any other remedy at Law or in equity, without the necessity of posting bonds or other undertaking in connection therewith. Accordingly, if Parent should institute an action or proceeding seeking an injunction or specific enforcement of the provisions of this Agreement, the Stockholder hereby waives the claim or defense that Parent has an adequate remedy at law and hereby agrees not to assert in that action or proceeding the claim or defense that a remedy at law exists. The Stockholder acknowledges that in the absence of a waiver, a bond or undertaking may be required by a court and the Stockholder hereby waives any such requirement of such bond or undertaking.

16. Severability. If any term, covenant, restriction or provision of this Agreement or the application of any such term, covenant, restriction or provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term, covenant, restriction or provision hereof so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. The parties shall engage in good faith negotiations to replace any term, covenant, restriction or provision which is declared invalid, illegal or unenforceable with a valid, legal and enforceable term, covenant, restriction or provision, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable term, covenant, restriction or provision which it replaces.

17. No Joint and Several Liability. Notwithstanding anything to the contrary in this Agreement, all representations, warranties, covenants, liabilities and obligations under this Agreement are several, and not joint, to each Stockholder, and no Stockholder will be liable for any breach, default, liability or other obligation of the other Stockholders party to this Agreement.

18. No Liability of Partners. Notwithstanding anything that may be expressed or implied in this Agreement, Parent acknowledges and agrees that (i) notwithstanding that certain of the Stockholders below may be partnerships, no recourse hereunder or under any documents or instruments delivered by any Stockholders in connection herewith may be had against any officer, agent or employee of any Stockholders or any partner, member or stockholder of any Stockholder or any director, officer, employee, partner, affiliate, member, manager, stockholder, assignee or representative of the foregoing (any such person or entity, a “Representative”), whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, and (ii) no personal liability whatsoever will attach to, be imposed on or otherwise be incurred by any Representative under this Agreement or any documents or instruments delivered in connection herewith or for any claim based on, in respect of or by reason of such obligations or by their creation.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY , INC.

By:	/s/ ALLAN RICHARDS

Name:	Allan Richards
Title:	Senior Vice President, Human Resources, Labor Relations, Legal Services & Secretary

C-S-1

YUCAIPA CORPORATE INITIATIVES FUND I, LP

By:	Yucaipa Corporate Initiatives Fund I, LLC
Its:	General Partner

/s/ ROBERT P. BERMINGHAM

Name:	Robert P. Bermingham
Title:	Vice President

YUCAIPA AMERICAN ALLIANCE FUND I, LP

By:	Yucaipa American Alliance Fund I, LLC
Its:	General Partner

/s/ ROBERT P. BERMINGHAM

Name:	Robert P. Bermingham
Title:	Vice President

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND I, LP

By:	Yucaipa American Alliance Fund I, LLC
Its:	General Partner

/s/ ROBERT P. BERMINGHAM

Name:	Robert P. Bermingham
Title:	Vice President

C-S-2

SCHEDULE I

STOCKHOLDER NAME	OUTSTANDING SHARES OWNED
Yucaipa Corporate Initiatives Fund I, LP	6,884,000
Yucaipa American Alliance Fund I, LP	6,558,100
Yucaipa American Alliance (Parallel) Fund I, LP	6,558,000

C-SCH-I

EXHIBIT A

IRREVOCABLE PROXY

In order to secure the performance of the duties of the undersigned pursuant to the Voting Agreement, dated as of March 4, 2007 (the “Voting Agreement”), between the undersigned and The Great Atlantic & Pacific Tea Company, Inc., a Maryland corporation, a copy of such agreement being attached hereto and incorporated by reference herein, the undersigned hereby irrevocably appoints ____________________, and each of them, the attorneys, agents and proxies, with full power of substitution in each of them, for the undersigned and in the name, place and stead of the undersigned, to vote or, if applicable, to give written consent, in such manner as each such attorney, agent and proxy or his substitute shall in his sole discretion deem proper to record such vote (or consent) in the manner set forth in Section 1 of the Voting Agreement with respect to all shares of Common Stock, par value $.01 per share (the “Shares”), of Pathmark Stores, Inc., a Delaware corporation (the “Company”), which the undersigned is or may be entitled to vote at any meeting of the Company (other than Excess Shares (as defined in the Voting Agreement)) held after the date hereof, whether annual or special and whether or not an adjourned meeting, or, if applicable, to give written consent with respect thereto. This Proxy is coupled with an interest sufficient in law to support an irrevocable proxy, shall be irrevocable and binding on any successor in interest of the undersigned and shall not be terminated by operation of law or otherwise upon the occurrence of any event (other than as provided in Section 6 of the Voting Agreement), including, without limitation, the death or incapacity of the undersigned. This Proxy shall operate to revoke any prior proxy as to the Shares (other than Excess Shares (as defined in the Voting Agreement)) heretofore granted by the undersigned. This Proxy shall terminate upon the termination of the Voting Agreement. This Proxy has been executed in accordance with Section 212 of the Delaware General Corporation Law.

Dated:

[NAME OF STOCKHOLDER]
By:
Name:
Title:

C-Exh A-1

ANNEX D

TENGELMANN STOCKHOLDER AGREEMENT

STOCKHOLDER AGREEMENT

by and among

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.

and

TENGELMANN WARENHANDELSGESELLSCHAFT KG

Dated as of March 4, 2007

(This Page Intentionally Left Blank)

D-i

D-ii

STOCKHOLDER AGREEMENT dated as of March 4, 2007 (this “Agreement”), among THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC., a Maryland corporation (“A&P”), and TENGELMANN WARENHANDELSGESELLSCHAFT KG, a limited partnership organized under the laws of Germany (“TENGELMANN”).

WHEREAS, A&P, Sand Merger Corp, a Delaware corporation and a wholly owned subsidiary of A&P, and Pathmark Stores, Inc., a Delaware corporation (“Pathmark”), have entered into a Merger Agreement (the “Merger Agreement”), dated as of the date of this Agreement, pursuant to which, on the Closing Date (capitalized terms used in this Agreement shall have the meanings given to such terms in Article I), A&P will acquire (the “Merger”) Pathmark;

WHEREAS, prior to the Merger, Tengelmann and its Affiliates beneficially own in the aggregate approximately 54% of the A&P Common Stock, and following the Merger, Tengelmann and its Affiliates will beneficially own in the aggregate approximately 45% of the A&P Common Stock;

WHEREAS, the parties hereto desire to establish in this Agreement certain terms and conditions concerning the corporate governance of A&P and certain other matters;

WHEREAS, Tengelmann has informed the Board of Directors of A&P that Tengelmann would not be willing to support the Merger without the rights granted to Tengelmann in this Agreement;

WHEREAS, the Board of Directors of A&P has concluded that the Merger will provide substantial benefits to all A&P stockholders; and

WHEREAS, the Board of Directors of A&P has concluded that the rights set forth in Section 2.01(f) and other related rights obtained from Tengelmann as a result of the negotiation of this Agreement will provide substantial benefits to the stockholders of A&P other than Tengelmann;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Definitions. (a) As used in this Agreement, the following terms will have the following meanings:

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“beneficial owner” and words of similar import have the meaning assigned to such terms in Rule 13d-3 promulgated under the Exchange Act as in effect on the date of this Agreement.

“Board of Directors” means the board of directors of A&P.

“Business Combination” with respect to any Person will mean any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), of all or substantially all of the assets of such Person and its Subsidiaries, taken as a whole, to any other Person or (ii) any transaction (including any merger or consolidation) the consummation of which would result in any other Person (or, in the case of a merger or consolidation, the shareholders of such other Person) becoming, directly or indirectly, the beneficial owner of more than 50% of the Voting Stock and/or Equity Securities of such Person (measured in the case of Voting Stock by Voting Power rather than number of shares).

“Bylaws” means the bylaws of A&P, as amended from time to time in accordance with this Agreement.

“Charter” means the charter of A&P, as amended from time to time in accordance with this Agreement.

“Closing” means the closing of the Merger.

“Closing Date” means the date of the Closing.

“Director” means a member of the Board of Directors.

“Discriminatory Transaction” means any corporate action (other than those taken pursuant to the express terms of this Agreement) that would (i) impose material limitations on the legal rights of Tengelmann as a holder of a class of Voting Stock of A&P (including any action that would impose material restrictions without lawful exemption on Tengelmann that are based upon the size of security holding, the business in which a security holder is engaged or other considerations applicable to Tengelmann and not to holders of the same class of Voting Stock of A&P generally, but excluding any such action which is expressly required by applicable Law without any provision to exclude Tengelmann), which limitations are disproportionately (i.e. other than in a proportionate manner consistent with Tengelmann’s pro rata ownership of such class of Voting Stock) borne by Tengelmann as opposed to other A&P stockholders, or (ii) deny any material benefit to Tengelmann proportionately as a holder of any class of Voting Stock of A&P that is made available to other holders of that same class of Voting Stock of A&P generally, but excluding any such action which is expressly required by applicable Law without any provision to exclude Tengelmann.

“Dissolution” means with respect to any Person the dissolution of such Person, the adoption of a plan of liquidation of such Person or any action by such Person to commence any suit, case, proceeding or other action (i) under any existing or future Law of any jurisdiction relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to such Person, or seeking to adjudicate such Person bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to such Person or (ii) seeking appointment of a receiver, trustee, custodian or other similar official for such Person, or making a general assignment for the benefit of the creditors of such Person. Any verb forms of this term have corresponding meanings.

“Encumbrance” means any lien, encumbrance, security interest, pledge, mortgage, hypothecation, charge, restriction on transfer of title, adverse claim, title retention agreement of any nature or kind, or other encumbrance, except for any restrictions arising under any applicable securities Laws.

“Equity Security” means (i) any common stock or other Voting Stock, (ii) any securities convertible into or exchangeable for common stock or other Voting Stock or (iii) any options, rights or warrants (or any similar securities) to acquire common stock or other Voting Stock.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as amended.

“Fair Market Value” means (i) with respect to cash or cash equivalents, the amount of such cash or cash equivalents, (ii) with respect to any security listed on a national securities exchange or otherwise traded on any national securities exchange or other trading system, the average of the closing prices of such security as reported on such exchange or trading system for each of the five Trading Days prior to the date of determination, and (iii) with respect to property other than cash or securities of the type described in clauses (i) and (ii), the cash price at which a willing seller would sell and a willing buyer would buy such property in an arm’s length negotiated transaction without time constraints.

“GAAP” means U.S. generally accepted accounting principles, as in effect at the time such term is relevant.

“Governance Committee” means the Governance Committee of the Board of Directors or any successor committee thereto.

“Governmental Entity” means any transnational, federal, state, local or foreign government, or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any national securities exchange or national quotation system on which securities issued by A&P or any of its Subsidiaries are listed or quoted.

“Indebtedness” means, with respect to any Person, without duplication: (i) (A) indebtedness for borrowed money, (B) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (C) all obligations of such Person under interest rate or currency hedging transactions (valued at the termination value thereof), (D) all letters of credit issued for the account of such

Person and (E) obligations of such Person to pay rent or other amounts under any lease of real property or personal property, which obligations are required to be classified as capital leases in accordance with GAAP; (ii) indebtedness for borrowed money of any other Person guaranteed, directly or indirectly, in any manner by such Person; and (iii) indebtedness of the type described in clause (i) above secured by any Encumbrance upon property owned by such Person, even though such Person has not in any manner become liable for the payment of such indebtedness; provided, however, that Indebtedness shall not be deemed to include (i) any accounts payable or trade payables incurred in the ordinary course of business of such Person, or (ii) any intercompany indebtedness between any Person and any wholly owned Subsidiary of such Person or between any wholly owned Subsidiaries of such Person.

“Issuer FWP” has the meaning assigned to “issuer free writing prospectus” in Rule 433 under the Securities Act.

“Law” means any law, treaty, statute, ordinance, code, rule, regulation, judgment, decree, order, writ, award, injunction, authorization or determination enacted, entered, promulgated, enforced or issued by any Governmental Entity.

“Market Price” for any security on each business day means: (A) if such security is listed or admitted to trading on any securities exchange, the closing price, regular way, on such day on the principal exchange on which such security is traded, or if no sale takes place on such day, the average of the closing bid and asked prices on such day, (B) if such security is not then listed or admitted to trading on any securities exchange, the last reported sale price on such day, or if there is no such last reported sale price on such day, the average of the closing bid and the asked prices on such day, as reported by a reputable quotation source designated by A&P, or (C) if neither clause (A) nor (B) is applicable, the average of the reported high bid and low asked prices on such day, as reported by a reputable quotation service, or a newspaper of general circulation in the Borough of Manhattan, City of New York, customarily published on each business day, designated by A&P. If there are no such prices on a business day, then the Market Price shall not be determinable on such business day.

“MGCL” means the Maryland General Corporation Law, codified in Md Code Ann., Corps. & Ass’ns, Titles 1-3, as may be in effect from time to time.

“Non-Tengelmann Director” means a Director who is not a Tengelmann Director.

“NYSE” means the New York Stock Exchange.

“Outstanding Percentage Interest” means, as of any date of determination, the percentage of Voting Power in A&P (determined on the basis of the number of outstanding shares of Voting Stock of A&P (including for such purposes any Voting Stock underlying stock options that is beneficially owned by Christian W.E. Haub as of the date of this Agreement), as set forth in the most recent SEC filing of A&P prior to such date that contained such information) that is beneficially owned by Tengelmann and its Affiliates as of such date.

“A&P Common Stock” means the common stock of A&P, par value $1.00 per share, and any other common stock of A&P that may be issued from time to time.

“Person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity, unincorporated organization or other entity, foreign or domestic.

“Piggyback Percentage” of Tengelmann or Yucaipa, as applicable, means the result of dividing (i) the product of the number of shares requested to be registered by such Person (including, in the case of Yucaipa, shares issuable under the Roll-over Warrants) and the number of shares beneficially owned by such Person as of the date of any notice given pursuant to Section 3.02 or, if not practicably obtainable as of such date, as of the most recent date practicably obtainable (excluding, in the case of Yucaipa, shares issuable under the Roll-over Warrants to the extent not requested to be registered) (in the case of Tengelmann, the “Tengelmann Amount” and, in the case of Yucaipa, the “Yucaipa Amount”), by (ii) the sum of the Tengelmann Amount and the Yucaipa Amount.

“Registrable Securities” means (i) all shares of A&P Common Stock beneficially owned by Tengelmann on the date hereof or purchased by Tengelmann and beneficially owned at any time by Tengelmann and (ii) any securities issued or issuable with respect to any such shares of A&P Common Stock by way of a stock dividend or other similar distribution or stock split, or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise; provided that the following securities are not Registrable Securities (A) any securities disposed of pursuant to a Registration Statement that has been declared effective by the SEC (or become automatically effective); (B) any securities that have been disposed of by Tengelmann pursuant to Rule 144 promulgated under the Securities Act; (C) any securities that may be disposed of within the next three months without registration under the Securities Act by Tengelmann pursuant to Rule 144(k) promulgated under the Securities Act in an orderly manner without materially adversely affecting the price at which such securities can be sold, as reasonably determined in good faith by Tengelmann; or (D) any securities that have been sold to or through a broker, dealer or underwriter in a public distribution or other public securities transaction or sold in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act under Rule 144 promulgated thereunder (or any successor rule).

“Representatives” means the directors, officers, employees, agents, investment bankers, financing sources, attorneys, accountants and advisors of either Tengelmann, on the one hand, or A&P, on the other hand, as the context requires.

“Roll-over Warrants” means the warrants issued as part of the Merger by A&P to Yucaipa in exchange for the Series A Warrants and the Series B Warrants.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as amended.

“Series A Warrants” means the Series A warrants to purchase 10,060,000 shares of common stock of Pathmark at an exercise price of $8.50 per share, as such share amount and exercise price may be adjusted from time to time in accordance with the terms of such warrants in effect on the date hereof (or as such terms shall be amended pursuant to agreements entered into on the date hereof in connection with the Merger).

“Series B Warrants” means the Series B warrants to purchase 15,046,350 shares of common stock of Pathmark at an exercise price of $15.00 per share, as such share amount and exercise price may be adjusted from time to time in accordance with the terms of such warrants in effect on the date hereof (or as such terms shall be amended pursuant to agreements entered into on the date hereof in connection with the Merger).

A “Subsidiary” of any Person means, on any date, any Person (i) the accounts of which would be consolidated with and into those of the applicable Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP or (ii) of which (a) securities or other ownership interests representing more than 50% of the equity or (b) more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests, as of such date, are owned, controlled or held by the applicable Person or one or more Subsidiaries of such Person.

“Tengelmann Director” means a Director designated for nomination by Tengelmann and actually elected or appointed pursuant to the provisions of Section 2.01.

“Trading Day” means (i) for so long as the A&P Common Stock is listed or admitted for trading on the NYSE or another national securities exchange, a day on which the NYSE or such other national securities exchange is open for business or (ii) if the A&P Common Stock ceases to be so listed, any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by Law or executive order to close.

“2000 Warrants” means the warrants issued by Pathmark pursuant to the Warrant Agreement dated as of September 19, 2000 between Pathmark and ChaseMellon Shareholder Services, LLC.

“13D Group” means any group of Persons formed for the purpose of acquiring, holding, voting or disposing of Voting Stock of A&P that would be required under Section 13(d) of the Exchange Act (as in effect on, and based on legal interpretations thereof existing at the time such determination is made), to file a statement on Schedule 13D with the SEC as a “person” within the meaning of Section 13(d)(3) of the Exchange Act if such group beneficially owned Voting Stock of A&P representing more than 5% of any class of Voting Stock of A&P then outstanding.

“Unaffiliated Equity Holders” means holders of Equity Securities of A&P other than Tengelmann and its Affiliates and any Person included in any 13D Group with Tengelmann and/or any of its Affiliates.

“Underwriter” means a securities dealer who purchases any Registrable Securities as a principal in connection with a distribution of such Registrable Securities and not as part of such dealer’s market-making activities.

“Voting Power” means the power to vote or to control, directly or indirectly, by proxy or otherwise, the vote of any Voting Stock at the time such determination is made; provided that a Person will not be deemed to have Voting Power as a result of an agreement, arrangement or understanding to vote such Voting Stock if such agreement, arrangement or understanding (i) arises solely from a revocable proxy or consent given in response to a public proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act and (ii) is not also then reportable by such Person on Schedule 13D under the Exchange Act (or any comparable or successor report). For purposes of determining the percentage of Voting Power of any class or series (or classes or series) beneficially owned by Tengelmann or any other Person, any Voting Stock not outstanding which is issuable pursuant to conversion, exchange or other rights, warrants, options or similar securities (other than any Voting Stock underlying stock options that is beneficially owned by Christian W. E. Haub as of the date of this Agreement) will not be deemed to be outstanding for the purpose of computing the Voting Power of Tengelmann or any other Person.

“Voting Stock” of any Person means securities beneficially owned by such Person then having the right to vote generally in any election of directors of A&P.

“Yucaipa” means Yucaipa Corporate Initiatives Fund I, L.P., Yucaipa American Alliance Fund I, L.P. and Yucaipa American Alliance (Parallel) Fund I, L.P.

(b) As used in this Agreement, the terms set forth below will have the meanings assigned in the corresponding Section listed below:

Term	Section
Agreement	Preamble
Deferral Period	3.06
Demand Registration	3.01(a)
EDGAR	3.04(a)
effective date	3.04(a)(x)
fraudulent misrepresentation	3.08(e)
free writing prospectus	3.04(c)
indemnified party	3.08(c)
Indemnified Persons	3.08(a)
indemnifying party	3.08(c)
Inspectors	3.04(a)(vi)
Liquidity Impairment	5.01(f)
Merger	Recitals
Merger Agreement	Recitals
New Equity Securities	4.01(a)
Notice of Issuance	4.01(b)
A&P	Preamble

Term	Section
Pathmark	Recitals
Piggyback Registration	3.02
Put Notice	5.01(c)
Proposed Stock Settlement Amount	5.01(b)
Put Price	5.01(c)
Put Right	5.01(a)
Records	3.04(a)(vi)
Registration Statement	3.01(a)
Share Number	5.01(b)
Tengelmann	Preamble
Tengelmann Mirror Vote	2.01(f)
Tengelmann Nominee	2.01(c)
Warrant Exercise Notice	5.01(b)

ARTICLE II

CORPORATE GOVERNANCE

SECTION 2.01. Composition of the Board of Directors. The composition of the Board of Directors and manner of selecting members thereof will be as follows:

(a) The Board of Directors will be composed of nine Directors, and, subject to any additional requirements provided for in the Charter, the number of such Directors may not be increased or decreased without the approval of that number of directors that is at least 66.67% of the total number of directorships (including vacancies); provided, however, that any decrease in the number of directorships that has the effect of reducing the number of Tengelmann Directors or the number of Directors that Tengelmann is entitled to nominate hereunder shall require the consent of Tengelmann.

(b) Immediately upon the Closing, the Board of Directors will be comprised of (i) four Directors nominated by Tengelmann, (ii) four Non-Tengelmann Directors that, immediately prior to the Closing, were Non-Tengelmann Directors serving on the Board of Directors and (iii) one Non-Tengelmann Director selected in accordance with Section 2.5 of the Merger Agreement.

(c) For so long as Tengelmann’s Outstanding Percentage Interest is equal to at least ten percent (10%) and subject to 2.01(e) below to the extent A&P has complied therewith, Tengelmann will have the right to designate for nomination (it being understood that such nomination will include any nomination of any incumbent Tengelmann Director for reelection to the Board of Directors) to the Board of Directors that number of individuals equal to (i) the product of the total number of directorships (including vacancies) at such time and the Outstanding Percentage Interest of Tengelmann at such time (rounded to the nearest whole number), minus (ii) the number of Tengelmann Directors who are not then subject to election or who will otherwise be continuing to serve on the Board following such election, and each such designee (each, a “Tengelmann Nominee”) will be nominated and recommended for election to the Board of Directors by the Governance Committee.

(d) Subject to Section 2.01(e) to the extent A&P has complied therewith, A&P and the Board of Directors, including the Governance Committee, shall cause each Tengelmann Nominee to be included in management’s slate of nominees for such meeting and shall recommend such Person for election to the Board of Directors.

(e) Notwithstanding anything to the contrary in this Section 2.01, neither the Governance Committee, A&P nor the Board of Directors shall be under any obligation to nominate and recommend a Tengelmann Nominee to the extent it determines, in good faith and after consideration of specific written advice of outside counsel (a copy of which will be provided to

Tengelmann), that such recommendation would reasonably be expected to violate their duties under MGCL §2-405.1(a) because (i) such nominee is unfit to serve as a director of an NYSE-listed company or (ii) service by such nominee as a Director would reasonably be expected to violate applicable Law or, due to such nominee’s relationship as a director, employee or stockholder of another company, result in a conflict of interest (it being understood that any such person’s relationship with Tengelmann may not serve as a basis for any such determination), in which case A&P shall provide Tengelmann with a reasonable opportunity (but in any event not less than 30 days) to designate an alternate Tengelmann Nominee.

(f) (i) With respect to all elections of Directors other than the Tengelmann Nominees, if A&P has nominated and recommended the election of the number of Tengelmann Nominees contemplated by Section 2.01(c) that Tengelmann wished to nominate (subject to Section 2.01(e) above to the extent A&P has complied therewith), then Tengelmann hereby agrees, subject to Section 2.01(m) below, (A) in all elections of Directors to be present in person or by proxy for purposes of forming a quorum thereat and to vote all shares of Voting Stock beneficially owned by it in a manner identical (on a proportionate basis) to the manner in which the Unaffiliated Equity Holders vote their shares of Voting Stock in such elections (the “Tengelmann Mirror Vote”) and (B) to cause its Affiliates to be present in person or by proxy for purposes of forming a quorum thereat and to vote in the same manner as the Tengelmann Mirror Vote. For purposes of allocating the Tengelmann Mirror Vote, abstentions and broker non-votes shall be disregarded. As promptly as practicable following the nomination and recommendation of the Tengelmann Nominees in accordance with Section 2.01(c) above, Tengelmann shall, and shall cause its Affiliates to, provide A&P a proxy (which will be subject to Section 2.01(m)) for purposes of effecting the first sentence of this Section 2.01(f). Notwithstanding the foregoing, this Section 2.01(f) shall not apply with respect to any election of Directors in connection with which any Person (other than (x) Tengelmann or any Affiliate of Tengelmann, (y) any member of any 13D Group that includes Tengelmann or any Affiliate of Tengelmann or (z) any other Person with whom Tengelmann is acting in concert) has initiated (and is continuing) a “proxy contest” or other solicitation of proxies, consents or votes in favor of one or more nominees for election to the Board of Directors that are different from the Board of Director nominees in management’s slate.

(ii) In any matter submitted to a vote of stockholders not subject to Section 2.01(f)(i), Tengelmann may vote any or all of its Voting Shares in its sole discretion subject to applicable Law.

(g) In addition, for so long as the Board of Directors or Governance Committee nominates and recommends (subject to Section 2.01(e) above to the extent A&P has complied therewith) the number of Tengelmann Nominees contemplated by Section 2.01(c) that Tengelmann wishes to nominate and so long as A&P has complied with Section 2.01(j), Tengelmann agrees not to take, without the consent of a majority of the Non-Tengelmann Directors, any action to remove or oppose any Non-Tengelmann Director or to seek to change the size of the Board of Directors or otherwise seek to expand Tengelmann’s representation on the Board of Directors in a manner inconsistent with Section 2.01(c) or Section 2.01(f).

(h) Tengelmann shall have the right to remove any Tengelmann Nominee or Tengelmann Director, and A&P and the Board of Directors shall cooperate with Tengelmann in connection with any such removal.

(i) Upon the death, resignation, retirement, incapacity, disqualification or removal from office for any other reason of any Tengelmann Director, Tengelmann will have the right to designate the replacement for such Tengelmann Director and the Board of Directors will, subject to Section 2.01(e) above to the extent A&P has complied therewith, appoint each such Person so designated in accordance with this Section 2.01(i). Conversely, in the event of the death, resignation, incapacity, disqualification or removal of any Non-Tengelmann Director, a majority of the Non-Tengelmann Directors will have the exclusive right to designate the replacement for such Director and appoint same.

(j) Without limiting the generality of Section 2.01(c), in the event that the number of Tengelmann Directors on the Board of Directors differs from the number that Tengelmann has the right (and wishes) to designate pursuant to this Section 2.01, (i) if the number of Tengelmann

Directors exceeds such number, Tengelmann shall use reasonable best efforts to take all necessary action to remove or cause to resign that number of Tengelmann Directors as is required to make the remaining number of such Tengelmann Directors conform to this Section 2.01 or (ii) if the number of Tengelmann Directors is less than such number, the Board of Directors shall use reasonable best efforts to take all necessary action to permit Tengelmann to designate the full number of Tengelmann Directors that it is entitled (and wishes) to designate pursuant to this Section 2.01 (such action to include expanding the size of the Board of Directors, seeking the resignation of Directors or, at the request of Tengelmann, calling a special meeting of the stockholders of A&P for the purpose of removing Directors to create such vacancies to the extent permitted by applicable Law). Upon the creation of any vacancy pursuant to clause (ii) of the preceding sentence, Tengelmann shall designate the person to fill such vacancy in accordance with this Section 2.01, and, subject to Section 2.01(e) to the extent A&P has complied therewith, the Board of Directors shall appoint each person so designated. In the event that the number of Directors is increased pursuant to this Section 2.01(j), the Board of Directors shall cause the number of Directors to be reduced at the first available opportunity to comply with the number of Directors otherwise specified by Section 2.01(a).

(k) For the avoidance of doubt, Tengelmann Directors shall be entitled to compensation and expense reimbursement in accordance with A&P’s policies and practices applicable to Directors generally.

(l) The rights and obligations of Tengelmann shall apply to any and all Affiliate(s) of Tengelmann which currently beneficially own Voting Stock and any and all Affiliate(s) of Tengelmann to whom any shares of Voting Stock are transferred in any manner, and any such transfer shall be conditioned on such transferee entering into a written agreement in form and substance acceptable to A&P extending the rights and obligations of Tengelmann under this Agreement to such transferee(s), in which cases all references to Tengelmann herein shall be deemed to refer to Tengelmann and such Affiliates except as the context otherwise requires.

(m) Notwithstanding anything to the contrary in this Section 2.01, Tengelmann shall be under no obligation to vote in favor of a Non-Tengelmann Director nominee who has been nominated by a Person other than the Governance Committee or the Board of Directors to the extent Tengelmann determines, in good faith and after consideration of specific written advice of outside counsel (a copy of which will be provided to A&P and the Board of Directors), that the hypothetical nomination or recommendation of such nominee by the Board of Directors would have been reasonably expected to violate the Board of Directors’ duties under MGCL §2-405.1(a) because (i) such nominee is unfit to serve as a director of an NYSE-listed company or (ii) service by such nominee as a Director would reasonably be expected to violate applicable Law or, due to such nominee’s relationship as a director, employee or stockholder of another company, result in a conflict of interest (it being understood that any such person’s relationship with the nominating Person may not serve as a basis for any such determination); provided that Tengelmann shall make such determination as soon as practicable and, if applicable, provide written notice thereof to A&P and the Board of Directors as soon as practicable thereafter.

SECTION 2.02. Committees. Tengelmann Directors shall serve on each committee of the Board of Directors and the number of Tengelmann Directors on a committee of the Board of Directors shall be not less than (x) the number of Tengelmann Directors at such time divided by (y) the total number of seats on the Board of Directors at such time multiplied by (z) the number of Directors serving on such committee (rounded to the nearest whole number). Tengelmann shall have the right to select the Tengelmann Directors that will serve on each committee of the Board of Directors; provided that, so long as there are any Tengelmann Directors serving on the Board of Directors, at least one Tengelmann Director shall serve on each committee of the Board of Directors. Notwithstanding the foregoing, a Tengelmann Director shall not serve on any committee if such service would violate any Law concerning the independence of directors.

SECTION 2.03. Solicitation of Shares. A&P will use its reasonable best efforts to solicit proxies in favor of the Tengelmann Nominees selected in accordance with Section 2.01 from its stockholders eligible to vote for the election of Directors.

SECTION 2.04. Approval Required for Certain Actions. (a) for so long as Tengelmann’s Outstanding Percentage Interest is at least 25%, the approval of Tengelmann will be required for A&P to do any of the following actions (in addition to any other Board of Directors or stockholder approval required by any Law, the Charter or Bylaws):

(i) any Business Combination by A&P, except for the Merger and any other Business Combination involving consideration with a Fair Market Value not exceeding $50,000,000 to be paid by or to A&P or its stockholders as the case may be;

(ii) the issuance of any Equity Security of A&P, the creation of any right to acquire such Equity Security or any amendment to the terms of any such Equity Security, to the extent such issuance, creation or amendment requires stockholder approval; provided, however that this clause (ii) shall not include any issuance (A) of any Roll-over Warrants, (B) pursuant to any employee compensation plan or other benefit plan including stock option, restricted stock or other equity based compensation plans or (C) of any Equity Security issued or issuable under rights existing as of the Closing Date after giving effect to the Merger;

(iii) any amendment to the Charter or Bylaws (other than amendments contemplated by this Agreement or the Merger Agreement);

(iv) any amendment to the charter of any committee of the Board of Directors or to any corporate governance guideline relating to any matter addressed by this Agreement that would reasonably be expected to obviate in any manner any of Tengelmann’s rights hereunder or the exercise thereof;

(v) the adoption, implementation or amendment of, or redemption under, any takeover defense measures (including a rights plan);

(vi) any Discriminatory Transaction;

(vii) any transaction between (A) A&P or any of its Subsidiaries, on the one hand, and (B) any Affiliate of A&P (other than (1) any Director, officer or Subsidiary of A&P and (2) Tengelmann or any of its Affiliates), on the other hand;

(viii) a change of A&P’s policies concerning the need for Board approval intended or reasonable likely to have the effect of obviating any of Tengelmann’s rights hereunder or the exercise thereof; or

(ix) the issuance and delivery to Yucaipa of any A&P Common Stock upon exercise by Yucaipa of the Roll-over Warrants, except to the extent that a cash settlement of any Roll-over Warrants would reasonably be expected to cause a Liquidity Impairment (as defined in Section 5.01(f)), in which case A&P shall be permitted to issue and deliver A&P Common Stock to Yucaipa upon exercise of such Roll-over Warrants to the extent necessary to avoid a Liquidity Impairment.

(b) For so long as Tengelmann’s Outstanding Percentage Interest is at least 25%, the approval of a majority of the Tengelmann Directors will be required for the Board of Directors to approve or authorize, and for A&P to do, any of the following (in addition to any other Board of Directors or stockholder approval required by any Law, the Charter or Bylaws):

(i) any acquisition or disposition (in one transaction or a series of related transactions) of any assets (including any Equity Securities of any Subsidiary of A&P), business operations or securities, with a Fair Market Value of more than $50,000,000, including such a disposition of equity securities of Metro, Inc. owned by A&P, but excluding any disposition to, or acquisition from or of, a wholly-owned Subsidiary of A&P or any disposition that (A) occurs in connection with creating or granting any Encumbrances to a third party that is not a Subsidiary or Affiliate of A&P in connection with a bona fide financing or (B) arises as a matter of Law or occurs pursuant to a court order;

(ii) the issuance of any Equity Security of A&P, the creation of any right to acquire such Equity Security or any amendment to the terms of any such Equity Security; provided, however that this clause (ii) shall not include any issuance (A) of any Roll-over Warrants, (B) pursuant to any employee compensation plan or other benefit plan including stock option, restricted stock or other equity based compensation plans or (C) of any Equity Security issued or issuable under rights existing as of the Closing Date after giving effect to the Merger;

(iii) any repurchase of A&P Common Stock pursuant to a self-tender offer, stock repurchase program, open market transaction or otherwise, other than a repurchase of A&P Common Stock from employees or former employees pursuant to the terms and conditions of employee stock plans or a purchase of A&P Common Stock from Tengelmann pursuant to this Agreement;

(iv) any declaration or payment of a dividend on the A&P Common Stock;

(v) the adoption or amendment of any strategic plans, priorities or direction for A&P and its Subsidiaries and their businesses for a period of at least three years, except for amendments not exceeding $10,000,000 individually or in the aggregate in any 12-month period;

(vi) the adoption or amendment of the operating plan or budget, capital expenditure budget, financing plan or any financial goal, except for amendments not exceeding $10,000,000 individually or in the aggregate in any 12-month period;

(vii) the appointment or removal of the chairman of the Board of Directors or the appointment (but not removal) of the chief executive officer of A&P;

(viii) the Dissolution of A&P;

(ix) any capital expenditure of more than $10,000,000 (excluding any capital expenditure previously approved, or capital expenditure pursuant to a capital expenditure program or budget or plan that was previously approved, by the Board of Directors as part of the approval of A&P’s annual operating plan, capital expenditures budget or otherwise); or

(x) any incurrence, assumption, or issuance of Indebtedness in one or a series of related transactions in an aggregate principal amount of more than $50,000,000 (other than any refinancing of Indebtedness existing on the Closing Date or the incurrence of which was approved by the Board of Directors in accordance with this Section 2.04, which refinancing is on terms consistent with or more favorable (to A&P) than the material terms of such Indebtedness and does not increase the principal amount of such Indebtedness).

(c) Any transaction between (i) A&P or any of its Subsidiaries, on the one hand, and (ii) Tengelmann, or any Subsidiary or Affiliate of Tengelmann, on the other hand (other than the compensation of directors and officers in the ordinary course of business), will require the approval of a majority of the Board of Directors, including a majority of the Non-Tengelmann Directors (in addition to any other Board of Directors or stockholder approval required by any Law, the Charter or Bylaws).

(d) The approval of a majority of the Board of Directors, including a majority of the Non-Tengelmann Directors, will be required for the Board of Directors to approve or authorize A&P effecting, and for A&P to effect (i) any action that is required by Law, the Charter or Bylaws to be approved by the stockholders of A&P and would reasonably be expected to adversely and disproportionately affect the stockholders of A&P other than Tengelmann or (ii) any amendment to A&P’s policies or change to A&P’s practices in a manner that would limit or adversely affect the authority of the Non-Tengelmann Directors.

(e) Prior to proposing to take any action set forth in Section 2.04(a), Section 2.04(b), Section 2.04(c) or Section 2.04(d) at any meeting, the secretary for the meeting will cause to be included in the agenda of the meeting a statement that such proposed action is an action set forth in such Section 2.04(a), Section 2.04(b), Section 2.04(c) or Section 2.04(d), as applicable, the vote required to approve such action in accordance with this Agreement and the party or parties proposing such action, which party or parties will provide to A&P all relevant information relating to such action to accompany such agenda and A&P will cause such agenda to be supplied to each Director and Tengelmann at least five days prior to such meeting.

(f) A&P will amend its generally applicable policies regarding Board of Director approval to reflect the requirements of this Section 2.04.

SECTION 2.05. Charter and Bylaws. (a) Immediately after the Closing, any Director will have the right to call a meeting of the Board of Directors.

(a) A&P represents and warrants to Tengelmann that it has adopted resolutions providing that automatically upon the Closing and without any further act of any Person, the Bylaws will be amended as set forth in Exhibit A. A&P will not amend, rescind or cause to be superseded such resolution prior to the effectiveness of such amendments.

(b) The Board of Directors will use reasonable best efforts to ensure, to the extent lawful, at all times that the Charter, Bylaws and corporate governance policies and guidelines of A&P are not at any time inconsistent in any material respect with the provisions of this Agreement.

SECTION 2.06. Change in Law. Without limiting the obligations of the Board or Directors under Section 2.05(c), in the event any Charter provision, Bylaw provision or any Law exists or hereafter comes into force or effect (including by amendment) which conflicts with the terms and conditions of this Agreement, the parties will negotiate in good faith to revise this Agreement to achieve the parties’ intention set forth herein to the greatest extent possible.

ARTICLE III

REGISTRATION RIGHTS

SECTION 3.01. Registration. (a) At any time and from time to time on or after the 180th day following the Closing Date, A&P agrees that, upon the written request of Tengelmann from time to time (a “Demand Notice”) and subject to Section 3.01(e) and 3.06, it will as promptly as reasonably practical prepare and file a registration statement (which, if A&P is a well-known seasoned issuer, shall be an automatic shelf registration statement) under the Securities Act (a “Registration Statement”, which term will include any amendments thereto and any documents incorporated by reference therein); provided, however, that (i) A&P shall be obligated to prepare, file or cause a Registration Statement to become effective pursuant to this Section 3.01 (a “Demand Registration”): (i) no more than two (2) times in any 12-month period and (ii) no more than three (3) times in any 24-month period; provided, further, however, that a Registration Statement shall not be counted as one of the Demand Registrations hereunder unless it becomes effective and is maintained effective for at least 90 days or until the completion of the distribution of the Registrable Securities registered pursuant to such Registration Statement, and (ii) the Registrable Securities for which a Demand Registration has been requested will have a value (based on the average closing price per share of A&P Common Stock for the ten Trading Days preceding the delivery of such Demand Notice) of not less than $25,000,000 or such lesser remaining amount of Registrable Securities held by Tengelmann. Each such Demand Notice will specify the number of Registrable Securities proposed to be offered for sale and will also specify the intended method of distribution thereof; provided that Tengelmann may change such number if such change (x) will not materially adversely affect the timing, cost or success of the offering and (y) does not result in less than $25,000,000 or such lesser amount (determined as provided above) of Registrable Securities being included in the Registration Statement.

(a) A&P agrees to use its commercially reasonable efforts (i) to cause any Registration Statement to be declared effective (unless it becomes effective automatically upon filing) as promptly as reasonably practicable after the filing thereof, but in no event later than 90 days after receipt of a Demand Notice, and (ii) to keep such Registration Statement effective for a period of not less than 90 days or, if earlier, the completion of the distribution of the Registrable Securities registered pursuant to such Registration Statement. A&P shall be deemed not to have used its commercially reasonable efforts to keep a Registration Statement effective during the requisite period if it voluntarily takes any action that would result in Tengelmann not being able to offer and sell the Registrable Securities during that period, unless such action is required by applicable Law or permitted by Section 3.06. A&P further agrees to supplement or make amendments to the Registration Statement as may be necessary to keep such Registration Statement effective for the period set forth in clause (ii) above, including (A) to respond to the comments of the SEC, if any, (B) as may be required by the registration form utilized by A&P for such Registration Statement or by the instructions applicable to such registration form, (C) as may be required by the Securities Act or (D) as may be reasonably requested in writing by Tengelmann or any Underwriter for Tengelmann. A&P agrees to furnish to Tengelmann copies of any such supplement or amendment prior to its being used or filed with the SEC.

(b) In the event an offering of Registrable Securities under this Section 3.01 involves one or more Underwriters, Tengelmann will select the lead Underwriter and any additional Underwriters in connection with the offering from the list of investment banks set forth on Schedule I. The list of investment banks on Schedule I may be amended from time to time by Tengelmann with the consent of A&P (such consent not to be unreasonably withheld or delayed).

(c) Notwithstanding the foregoing provisions of this Section 3.01, Tengelmann may not request a Demand Registration during a period commencing upon the filing (or earlier, but not more than 30 days prior to such filing upon notice by A&P to Tengelmann that it so intends to file) of a Registration Statement for A&P Common Stock by A&P (for its own account or for any other security holder) and ending (i) 90 days after such Registration Statement is declared effective by the SEC (or becomes automatically effective), (ii) upon the withdrawal of such Registration Statement or (iii) 30 days after such notice if no such Registration Statement has been filed within such 30-day period, whichever occurs first; provided that the foregoing limitation will not apply if Tengelmann was not given reasonable opportunity, in violation of Section 3.02, to include its Registrable Securities in the Registration Statement described in this Section 3.01(d).

(d) Tengelmann will be permitted to rescind a Demand Registration or request the removal of any Registrable Securities held by it from any Demand Registration at any time (so long as, in the case of a Demand Registration, after such removal it would still constitute a Demand Registration, including with respect to the required Fair Market Value thereof); provided that if Tengelmann rescinds a Demand Registration, such Demand Registration will nonetheless count as a Demand Registration for purposes of determining when future Demand Registrations can be requested by Tengelmann pursuant to this Section 3.01, unless Tengelmann reimburses A&P for all expenses (including reasonable fees and disbursements of counsel) incurred by A&P in connection with such Demand Registration.

SECTION 3.02. Piggyback Registration. If A&P proposes to file a Registration Statement under the Securities Act with respect to an offering of A&P Common Stock for (a) A&P’s own account (other than (i) a Registration Statement on Form S-4 or S-8 (or any substitute form that may be adopted by the SEC) or (ii) a Registration Statement filed in connection with an offering of securities solely to A&P’s existing security holders) or (b) the account of any holder of A&P Common Stock (other than Tengelmann) pursuant to a demand registration requested by such holder, then A&P will give written notice of such proposed filing to Tengelmann as soon as practicable (but in no event less than 20 days before the anticipated filing date), and upon the written request, given within 10 days after delivery of any such notice by A&P, of Tengelmann to include in Registrable Securities in such registration (which request shall specify the number of Registrable Securities proposed to be included in such registration), A&P will, subject to Section 3.03, include all such Registrable Securities in such registration on the same terms and conditions as A&P’s or such holder’s A&P Common Stock (a “Piggyback Registration”); provided, however, that if at any time after giving written notice of such proposed filing and prior to the business day prior to the effective date of the Registration Statement filed in connection with such registration, A&P shall determine for any reason not to proceed with the proposed registration of the securities, then A&P may, at its election, give written notice of such determination to Tengelmann and, thereupon, will be relieved of its obligation to register any Registrable Securities in connection with such registration. A&P will control the determination of the form of any offering contemplated by this Section 3.02, including whether any such offering will be in the form of an underwritten offering and, if any such offering is in the form of an underwritten offering, A&P will select the lead Underwriter and any additional Underwriters in connection with such offering.

SECTION 3.03. Reduction of Offering. Notwithstanding anything contained herein, if the lead Underwriter of an underwritten offering described in Section 3.01 or Section 3.02 advises A&P in writing that the number of shares of A&P Common Stock (including any Registrable Securities) that

A&P, Tengelmann and any other Persons intend to include in any Registration Statement is such that the success of any such offering would be materially and adversely affected, including the price at which the securities can be sold or the number of Registrable Securities that any participant may sell, then the number of shares of A&P Common Stock to be included in the Registration Statement for the account of A&P, Tengelmann and any other Persons will be reduced to the extent necessary to reduce the total number of securities to be included in any such Registration Statement to the number recommended by such lead Underwriter; provided that (a) priority in the case of a Demand Registration pursuant to Section 3.01 will be (i) first, the Registrable Securities requested to be included in the Registration Statement for the account of Tengelmann pursuant to its registration rights provided in this Agreement, (ii) second, securities proposed to be offered by A&P for its own account and (iii) third, among any other securities of A&P requested to be registered by the holders thereof pursuant to a contractual right so that the total number of registrable securities to be included in any such offering for the account of all such Persons will not exceed the number recommended by such lead Underwriter; (b) priority in the case of a Registration Statement initiated by A&P for its own account which gives rise to a Piggyback Registration pursuant to Section 3.02 will be (i) first, securities initially proposed to be offered by A&P for its own account, (ii) second, the Registrable Securities requested to be included in the Registration Statement for the account of Tengelmann pursuant to its registration right provided in this Agreement and securities requested to be included in the Registration Statement for the account of Yucaipa pursuant to the registration rights afforded to Yucaipa pursuant to the Stockholder Agreement between Yucaipa and A&P dated as of the date hereof pro rata, based on Tengelmann’s Piggyback Percentage and Yucaipa’s Piggyback Percentage, respectively, and (iii) third, among any other securities of A&P requested to be registered pursuant to a contractual right so that the total number of securities to be included in any such offering for the account of all such Persons will not exceed the number recommended by such lead Underwriter; (c) priority in the case of a Registration Statement initiated by A&P for the account of Yucaipa pursuant to the registration rights afforded to Yucaipa pursuant to the Stockholder Agreement between Yucaipa and A&P dated as of the date hereof will be (i) first, the securities requested to be included in the Registration Statement for the account of Yucaipa, (ii) second, securities to be offered by A&P for its own account, (iii) third, securities requested to be included in the Registration Statement for the account of Tengelmann pursuant to its registration right provided in this Agreement and (iv) fourth, among any other securities of A&P requested to be registered pursuant to a contractual right so that the total number of securities to be included in any such offering for the account of all such Persons will not exceed the number recommended by such lead Underwriter, and (d) priority with respect to inclusion of securities in a Registration Statement initiated by A&P for the account of holders other than Tengelmann or Yucaipa pursuant to registration rights afforded such holders will be (i) first, pro rata among securities requested to be included in the Registration Statement for the account of such holders, (ii) second, securities requested to be included in the Registration Statement by A&P for its own account, (iii) third, the Registrable Securities requested to be included in the Registration Statement for the account of Tengelmann pursuant to its registration right provided in this Agreement and securities requested to be included in the Registration Statement for the account of Yucaipa pursuant to the registration rights afforded to Yucaipa pursuant to the Stockholder Agreement between Yucaipa and A&P dated as of the date hereof pro rata, based on Tengelmann’s Piggyback Percentage and Yucaipa’s Piggyback Percentage, respectively, and (iv) fourth, pro rata among any other securities of A&P requested to be registered pursuant to a contractual right so that the total number of securities to be included in any such offering for the account of all such Persons will not exceed the number recommended by such lead Underwriter.

SECTION 3.04. Registration Procedures. (a) Subject to the provisions of Section 3.01 hereof, in connection with the registration of the sale of Registrable Securities hereunder, A&P will as promptly as reasonably practicable:

(i) furnish to Tengelmann without charge, if requested, prior to the filing of a Registration Statement, copies of such Registration Statement as it is proposed to be filed, and thereafter such number of copies of such Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein, except to the extent such exhibits or documents are currently available electronically via the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”)), the prospectus included in such Registration Statement (including each preliminary prospectus), copies of any and all transmittal letters or other correspondence with the SEC relating to such Registration Statement (except to the extent such letters or correspondence are currently available electronically via EDGAR) and such other documents in such quantities as Tengelmann may reasonably request from time to time in order to facilitate the disposition of such Registrable Securities;

(ii) use its commercially reasonable efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as Tengelmann reasonably requests and do any and all other acts and things as may be reasonably necessary or advisable to enable Tengelmann to consummate the disposition of such Registrable Securities in such jurisdictions; provided that A&P will not be required to (x) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3.04(a)(ii), (y) subject itself to taxation in any such jurisdiction or (z) consent to general service of process in any such jurisdiction;

(iii) notify Tengelmann at any time when a prospectus relating to Registrable Securities is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in a Registration Statement or the Registration Statement or amendment or supplement relating to such Registrable Securities contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and A&P will promptly prepare and file with the SEC a supplement or amendment to such prospectus and Registration Statement (and comply fully with the applicable provisions of Rules 424, 430A and 430B under the Securities Act in a timely manner) so that, as thereafter delivered to the purchasers of the Registrable Securities, such prospectus and Registration Statement will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iv) advise the Underwriters, if any, and Tengelmann promptly and, if requested by such Persons, confirm such advice in writing, of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement under the Securities Act or of the suspension by any state securities commission of the qualification of the Registrable Securities for offering or sale in any jurisdiction, or the initiation of any proceeding for any of the preceding purposes. If at any time the SEC shall issue any stop order suspending the effectiveness of the Registration Statement, or any state securities commission or other regulatory authority shall issue an order suspending the qualification or exemption from qualification of the Registrable Securities under state securities or blue sky laws, A&P shall use its commercially reasonable efforts to obtain the withdrawal or lifting of such order at the earliest possible time;

(v) use its commercially reasonable efforts to cause such Registrable Securities to be registered with or approved by such other Governmental Entities as may be necessary by virtue of the business and operations of A&P to enable Tengelmann to consummate the disposition of such Registrable Securities; provided that A&P will not be required to (x) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3.04(a)(v), (y) subject itself to taxation in any such jurisdiction or (z) consent to general service of process in any such jurisdiction;

(vi) enter into customary agreements and use commercially reasonable efforts to take such other actions as are reasonably requested by Tengelmann in order to expedite or facilitate the disposition of such Registrable Securities, including preparing for and participating in, a road show and all such other customary selling efforts as the Underwriters reasonably request in order to expedite or facilitate such disposition;

(vii) if requested by Tengelmann or the Underwriter(s) in connection with such sale, if any, promptly include in any Registration Statement or prospectus, pursuant to a supplement or post- effective amendment if necessary, such information as Tengelmann and such Underwriter(s), if any, may reasonably request to have included therein, including information relating to the “Plan of Distribution” of the Registrable Securities, information with respect to the number of Registrable Securities being sold to such Underwriter(s), the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering, and make all required filings of such prospectus supplement or post-effective amendment as soon as practicable after A&P is notified of the matters to be included in such prospectus supplement or post-effective amendment;

(viii) make available for inspection by Tengelmann, any Underwriter participating in any disposition of such Registrable Securities, and any attorney for Tengelmann and such Underwriter and any accountant or other agent retained by Tengelmann or such Underwriter (collectively, the “Inspectors”), all financial and other records, pertinent corporate documents and properties of A&P (collectively, the “Records”) as will be reasonably necessary to enable them to conduct customary due diligence with respect to Tengelmann and the related Registration Statement and prospectus, and cause the Representatives of A&P and its Subsidiaries to supply all information reasonably requested by any such Inspector; provided that (x) Records and information obtained hereunder will be used by such Inspector only to conduct such due diligence and (y) Records or information that A&P determines, in good faith, to be confidential will not be disclosed by such Inspector unless (A) the disclosure of such Records or information is necessary to avoid or correct a material misstatement or omission in a Registration Statement or related prospectus or (B) the release of such Records or information is ordered pursuant to a subpoena or other order from a court or governmental authority of competent jurisdiction;

(ix) (A) cause A&P’s Representatives to supply all information reasonably requested by Tengelmann, or any Underwriter, attorney, accountant or agent in connection with the Registration Statement and (B) provide Tengelmann and its counsel with the opportunity to participate in the preparation of such Registration Statement and the related prospectus;

(x) use its commercially reasonable efforts to obtain and deliver to each Underwriter and Tengelmann a comfort letter from the independent public accountants for A&P (and additional comfort letters from independent public accountants for any company acquired by A&P whose financial statements are included or incorporated by reference in the Registration Statement) in customary form and covering such matters as are customarily covered by comfort letters as such Underwriter and Tengelmann may reasonably request, including (x) that the financial statements included or incorporated by reference in the Registration Statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act and (y) as to certain other financial information for the period ending no more than five business days prior to the date of such letter; provided, however, that if A&P fails to obtain such comfort letter, then such Demand Registration will not count as a Demand Registration for purposes of determining when future Demand Registrations can be requested by Tengelmann pursuant to Section 3.01;

(xi) use its commercially reasonable efforts to obtain and deliver to each Underwriter and Tengelmann a 10b-5 statement and legal opinion from A&P’s counsel in customary form and covering such matters as are customarily covered by 10b-5 statements and legal opinions as such Underwriter and Tengelmann may reasonably request; provided, however, that if A&P fails to obtain such statement or opinion, then such Demand Registration will not count as a Demand Registration for purposes of determining when future Demand Registrations can be requested by Tengelmann pursuant to Section 3.01;

(xii) otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the SEC, and make generally available to its security holders, within the required time period, an earnings statement (which need not be audited) covering a period of 12 months, beginning with the first fiscal quarter after the effective date of the Registration

Statement relating to such Registrable Securities (as the term “effective date” is defined in Rule 158(c) under the Securities Act), which earnings statement will satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder or any successor provisions thereto; and

(xiii) use its commercially reasonable efforts to cause such Registrable Securities to be listed or quoted on the NYSE or, if A&P Common Stock is not then listed on the NYSE, then on any other securities exchange or national quotation system on which similar securities issued by A&P are listed or quoted.

(b) In connection with the Registration Statement relating to such Registrable Securities covering an underwritten offering, (i) A&P and Tengelmann agree to enter into a written agreement with each Underwriter selected in the manner herein provided in such form and containing such provisions as are customary in the securities business for such an arrangement between such Underwriter and companies of A&P’s size and investment stature and, to the extent practicable, on terms consistent with underwriting agreements entered into by A&P (it being understood that, unless required otherwise by the Securities Act or any other Law, A&P will not require Tengelmann to make any representation, warranty or agreement in such agreement other than with respect to Tengelmann, the ownership of Tengelmann’s securities being registered and Tengelmann’s intended method of disposition) and (ii) Tengelmann agrees to complete and execute all such other documents customary in similar offerings, including any reasonable questionnaires, powers of attorney, hold back agreements, letters and other documents customarily required under the terms of such underwriting arrangements. The representations and warranties by, and the other agreements on the part of, A&P to and for the benefit of such Underwriter in such written agreement with such Underwriter will also be made to and for the benefit of Tengelmann. In the event that an underwritten offering is not consummated because any condition to the obligations under any related written agreement with such Underwriter is not met or waived in connection with a Demand Registration, and such failure to be met or waived is not attributable to the fault of Tengelmann, such Demand Registration will not be deemed exercised.

SECTION 3.05. Conditions to Offerings. (a) The obligations of A&P to take the actions contemplated by Section 3.01, Section 3.02 and Section 3.04 with respect to an offering of Registrable Securities will be subject to the following conditions:

(i) A&P may require Tengelmann to furnish to A&P such information regarding Tengelmann or the distribution of such Registrable Securities as A&P may from time to time reasonably request in writing, in each case only as required by the Securities Act or under state securities or blue sky laws; and

(ii) in any underwritten offering pursuant to Section 3.01 or Section 3.02 hereof, Tengelmann, together with A&P, will enter into an underwriting agreement in accordance with Section 3.04(b) above with the Underwriter or Underwriters selected for such underwriting, as well as such other documents customary in similar offerings.

(b) Tengelmann agrees that, upon receipt of any notice from A&P of the happening of any event of the kind described in Section 3.04(a)(iii) or Section 3.04(a)(iv) hereof or a condition described in Section 3.06 hereof, Tengelmann will forthwith discontinue disposition of such Registrable Securities pursuant to the Registration Statement covering the sale of such Registrable Securities until Tengelmann’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3.04(a)(iii) hereof or notice from A&P of the termination of stop order or the Deferral Period.

SECTION 3.06. Black-out Period. A&P’s obligations pursuant to Section 3.01, Section 3.02 and Section 3.03 hereof will be suspended if compliance with such obligations would (a) violate applicable Law or (b) require A&P to disclose a financing, acquisition, disposition or other corporate development, and the chief executive officer of A&P has determined, in the good faith exercise of his reasonable business judgment, that such disclosure is not in the best interests of A&P; provided that any such suspension pursuant to clause (b) will not exceed 90 days and all such suspensions pursuant to clause (b) will not exceed 180 days in any 12-month period (the “Deferral Period”). A&P will promptly give Tengelmann written notice of any such suspension containing the approximate length of the anticipated delay, and A&P will notify Tengelmann upon the termination of the Deferral Period. Upon receipt of any notice from A&P of any Deferral Period, Tengelmann shall forthwith discontinue disposition of the Registrable Securities pursuant to the Registration Statement relating thereto until Tengelmann receives copies of the supplemented or amended prospectus contemplated hereby or until it is advised in writing by A&P that the use of the prospectus may be resumed and has received copies of any additional or supplemented filings that are incorporated by reference in the prospectus, and, if so directed by A&P, Tengelmann will, and will request the lead Underwriter or Underwriters, if any, to, deliver to A&P all copies, other than permanent file copies, then in Tengelmann’s or such Underwriter’s or Underwriters’ possession of the current prospectus covering such Registrable Securities.

SECTION 3.07. Registration Expenses. All fees and expenses incident to A&P’s performance of or compliance with the obligations of this Article III, including all fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for any Underwriters in connection with qualification of Registrable Securities under applicable blue sky laws), printing expenses, messenger and delivery expenses of A&P, any registration or filing fees payable under any Federal or state securities or blue sky laws, the fees and expenses incurred in connection with any listing or quoting of the securities to be registered on any national securities exchange or automated quotation system, fees of the National Association of Securities Dealers, Inc., fees and disbursements of counsel for A&P, its independent certified public accountants and any other public accountants who are required to deliver comfort letters (including the expenses required by or incident to such performance), transfer taxes, fees of transfer agents and registrars, costs of insurance, fees and expenses of one counsel (in addition to any local counsel) for Tengelmann and the fees and expenses of other Persons retained by A&P, will be borne by A&P. Tengelmann will bear and pay any underwriting discounts and commissions applicable to Registrable Securities offered for its account pursuant to any Registration Statement.

SECTION 3.08. Indemnification; Contribution. (a) In connection with any registration of Registrable Securities pursuant to Section 3.01, Section 3.02 or Section 3.03 hereof, A&P agrees to indemnify and hold harmless, to the fullest extent permitted by Law, Tengelmann, its Affiliates, directors, officers and stockholders and each Person who controls Tengelmann within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively, the “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities, judgments, actions and expenses (including reasonable attorneys’ fees), joint or several, caused by any untrue or alleged untrue statement of material fact contained in any part of any Registration Statement or any preliminary or final prospectus used in connection with the Registrable Securities or any Issuer FWP, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading; provided that A&P will not be required to indemnify any Indemnified Person for any losses, claims, damages, liabilities, judgments, actions or expenses resulting from any such untrue statement or omission if such untrue statement or omission was made in reliance on and in conformity with information with respect to any Indemnified Person furnished to A&P in writing by Tengelmann expressly for use therein.

(a) In connection with any Registration Statement or preliminary or final prospectus or Issuer FWP, Tengelmann agrees to indemnify A&P, its Directors, its officers who sign such Registration Statement and each Person, if any, who controls A&P (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as the foregoing indemnity from A&P to Tengelmann, but only with respect to information with respect to any Indemnified Person furnished to A&P in writing by Tengelmann expressly for use in such Registration Statement, preliminary or final prospectus, or Issuer FWP.

(b) In case any claim, action or proceeding (including any governmental investigation) is instituted involving any Person in respect of which indemnity may be sought pursuant to Section 3.08(a) or (b), such Person (hereinafter called the “indemnified party”) will (i) promptly notify the Person against whom such indemnity may be sought (hereinafter called the “indemnifying party”) in writing; provided that the failure to give such notice shall not relieve the indemnifying party of its obligations pursuant to this Agreement except to the extent such indemnifying party has been prejudiced in any material respect by such failure; (ii) permit the indemnifying party to assume the defense of such claim, action or proceeding with counsel reasonably satisfactory to the indemnified party to represent the indemnified party and (iii) pay the fees and disbursements of such counsel related to such claim, action or proceeding. In any such claim, action or proceeding, any indemnified party will have the right to retain its own counsel, but the fees and expenses of such counsel will be at the expense of such indemnified party (without prejudice to such indemnified party’s indemnity and other rights under the Charter, Bylaws and applicable Law, if any) unless (A) the indemnifying party and the indemnified party have mutually agreed to the retention of such counsel, (B) the named parties to any such claim, action or proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and the indemnified party has been advised in writing by counsel, with a copy provided to A&P, that representation of both parties by the same counsel would be inappropriate due to actual or potential conflicting interests between them or (C) the indemnifying party has failed to assume the defense of such claim and employ counsel reasonably satisfactory to the indemnified party. It is understood that the indemnifying party will not, in connection with any claim, action or proceeding or related claims, actions or proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel at any time for all such indemnified parties), and that all such reasonable fees and expenses will be reimbursed reasonably promptly following a written request by an indemnified party stating under which clause of (A) through (C) above reimbursement is sought and delivery of documentation of such fees and expenses. In the case of the retention of any such separate firm for the indemnified parties, such firm will be designated in writing by the indemnified parties. The indemnifying party will not be liable for any settlement of any claim, action or proceeding effected without its written consent (which consent shall not be unreasonably withheld), but if such claim, action or proceeding is settled with such consent or if there has been a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party will have requested an indemnifying party to reimburse the indemnified party for reasonable fees and expenses of counsel as contemplated by the third sentence of this Section 3.08(c), the indemnifying party agrees that it will be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party will not have reimbursed the indemnified party in accordance with such request or reasonably objected in writing, on the basis of the standards set forth herein, to the propriety of such reimbursement prior to the date of such settlement. No indemnifying party will, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(c) If the indemnification provided for in this Section 3.08 from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities, actions, judgments or expenses referred to in this Section 3.08, then the indemnifying party, in lieu of indemnifying such indemnified party, will contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities, actions, judgments or expenses (i) in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified party in connection with the actions that resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations, or (ii) if the allocation provided by clause (i) is not permitted by applicable Law, in such proportion as is appropriate to reflect not only the relative fault referred to in clause (i) but also the relative benefit of A&P, on the one hand, and Tengelmann, on the other, in connection with the statements or omissions that resulted in such losses, claims, damages, liabilities, actions, judgments or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party will be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above will be deemed to include, subject to the limitations set forth in Section 3.08(c), any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

(d) The parties agree that it would not be just and equitable if contribution pursuant to Section 3.08(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in Section 3.08(d). No Person guilty of “fraudulent misrepresentation” (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Notwithstanding the provisions of this Section 3.08(e), Tengelmann shall not be required to contribute, in the aggregate, any amount in excess of the amount by which the net proceeds received by Tengelmann with respect to the Registrable Securities exceed the greater of (A) the amount paid by Tengelmann for its Registrable Securities and (B) the amount of any damages which Tengelmann has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.

(e) For purposes of this Section 3.08, each controlling person of Tengelmann shall have the same rights to contribution as Tengelmann, and each officer, Director and Person, if any, who controls A&P within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act shall have the same rights to contribution as A&P, subject in each case to the limitations set forth in the immediately preceding paragraph. Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this Section 3.08, notify such party or parties from whom contribution may be sought, but the omission to so notify such party or parties shall not relieve the party or parties from who contribution may be sought from any obligation it or they may have under this Section 3.08 or otherwise except to the extent that it has been prejudiced in any material respect by such failure. No party shall be liable for contribution with respect to any action or claim settled without its written consent; provided, however, that such written consent was not unreasonably withheld.

(f) If indemnification is available under this Section 3.08, the indemnifying party will indemnify each indemnified party to the full extent provided in Sections 3.08(a) and (b) without regard to the relative fault of said indemnifying party or indemnified party or any other equitable consideration provided for in Section 3.08(d) or (e).

SECTION 3.09. Rule 144. For so long as A&P is subject to the requirements of Section 13, 14 or 15(d) of the Exchange Act, A&P agrees that it will timely file the reports required to be filed by it under the Securities Act and the Exchange Act and it will take such further action as Tengelmann reasonably may request, all to the extent required from time to time to enable Tengelmann to sell Registrable Securities within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the SEC. Upon the request of Tengelmann, A&P will deliver to Tengelmann a written statement as to whether it has complied with such requirements.

SECTION 3.10. Lockup. If and to the extent requested by the lead Underwriter of an underwritten offering of Equity Securities of A&P, A&P and Tengelmann agree not to effect, and to cause their respective Affiliates not to effect, except as part of such registration, any offer, sale, pledge, transfer or other distribution or disposition or any agreement with respect to the foregoing, of the issue being registered or offered, as applicable, or of a similar security of A&P, or any securities into which such Equity Securities are convertible, or any securities convertible into, or exchangeable or exercisable for, such Equity Securities, including a sale pursuant to Rule 144 under the Securities Act, during a period of up to seven days prior to, and during a period of up to 90 days after, the effective date of such registration as reasonably requested by the lead Underwriter. The lead Underwriter shall give A&P and Tengelmann prior notice of any such request.

SECTION 3.11. Termination of Registration Rights. This Article III (other than Sections 3.07, 3.08 and 3.09) will terminate on the date on which all shares of A&P Common Stock subject to this

Agreement cease to be Registrable Securities. Section 3.09 will terminate on the date on which all shares of A&P Common Stock subject to this Agreement may be sold pursuant to Rule 144(k).

SECTION 3.12. Specific Performance. Tengelmann, in addition to being entitled to exercise all rights provided herein or granted by law, including recovery of liquidated or other damages, will be entitled to specific performance of its rights under this Agreement. A&P agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

SECTION 3.13. Other Registration Rights. A&P (a) has not granted and will not grant to any third party any registration rights inconsistent with any of those contained herein and (b) has not entered into and will not enter into any agreement that will impair its ability to perform its obligations under this Article III, so long as any of the registration rights under this Agreement remain in effect.

ARTICLE IV

PREEMPTIVE RIGHTS

SECTION 4.01. Rights to Purchase New Equity Securities. (a) In the event that A&P proposes to issue any Equity Securities (“New Equity Securities”) other than Equity Securities of A&P which are (i) issued or reserved for issuance pursuant to any employee compensation plan or other benefit plan (including stock option, restricted stock or other equity based compensation plans), now existing or hereafter approved by the Board of Directors, (ii) issued or issuable upon the exercise of the Roll-over Warrants or the 2000 Warrants, (iii) to the extent issued or issuable in exchange for consideration consisting of property or assets other than cash, (iv) issued or issuable to Tengelmann or any Affiliate of Tengelmann or any wholly owned Subsidiaries of A&P, (v) existing as of the Closing Date or that are issued or issuable thereafter pursuant to the terms of any Equity Securities or other purchase rights existing or assumed by A&P as of the Closing Date after giving effect to the Merger; or (vi) issued pursuant to preemptive rights contained in the Charter, Tengelmann shall have the right to purchase, in accordance with paragraph (b) below, a number of such New Equity Securities equal to the product of (x) the total number of such New Equity Securities to be issued and (y) the Outstanding Percentage Interest of Tengelmann at such time.

(a) In the event that A&P proposes to undertake an issuance of New Equity Securities to which this Section 4.01 applies, it shall give written notice (a “Notice of Issuance”) of its intention to Tengelmann, describing the material terms of the New Equity Securities and the issuance thereof, including the number of New Equity Securities proposed to be issued, the price (or method for determining price) thereof, the terms of payment and the proposed date of issuance. Tengelmann shall have 30 days from the date of receipt of the Notice of Issuance to exercise its right to purchase all or a portion of its pro rata share of such New Equity Securities (as determined pursuant to paragraph (a) above) for the same consideration, and otherwise upon the terms specified in the Notice of Issuance, by giving written notice to A&P and stating therein the quantity of New Equity Securities to be purchased by Tengelmann. The rights of Tengelmann with respect to a particular issuance of New Equity Securities under this Section 4.01(b) shall expire if unexercised within 30 days after receipt of the applicable Notice of Issuance.

(b) If Tengelmann exercises its right pursuant to a Notice of Issuance, then the closing of the purchase and sale of the New Equity Securities to be issued to Tengelmann will be consummated simultaneously with the closing of the purchase and sale of the New Equity Securities to be issued to Persons other than Tengelmann, unless (i) Tengelmann requests that the closing of the purchase and sale of the New Equity Securities to be issued to Tengelmann be consummated on a later date, which date shall be on or prior to the date that is 20 days after the closing of the purchase and sale of the New Equity Securities to be issued to Persons other than Tengelmann or (ii) the closing of the purchase and sale of the New Equity Securities issued to Tengelmann is required by Law to be consummated on a later date. In the event any purchase by Tengelmann is not consummated, other than as a result of the fault of A&P, within the provided time period, A&P may issue the New

Equity Securities to Persons other than Tengelmann free and clear from the rights of Tengelmann and restrictions under this Section 4.01. Any New Equity Securities not elected to be purchased by Tengelmann may be sold by A&P to any Person or Persons to which A&P intended to sell such New Equity Securities on terms and conditions no less favorable to A&P than those offered to Tengelmann.

(c) If, for any reason, the issuance of New Equity Securities to Persons other than Tengelmann is not consummated, Tengelmann’s right to purchase its pro rata share of the New Equity Securities shall automatically lapse. Thereafter, Tengelmann will continue to have pre-emptive rights with respect to other issuances of New Equity Securities at later dates or times.

(d) A&P represents and covenants to Tengelmann that (i) upon issuance, all of the shares of New Equity Securities sold to Tengelmann pursuant to this Article IV shall be duly authorized, validly issued, fully paid and nonassessable and will be approved (if outstanding securities of A&P of the same type that are included in the issuance are at the time already approved) for listing on the NYSE or for quotation or listing on the principal trading market for the securities of A&P at the time of issuance and (ii) upon delivery of such shares, they shall be free and clear of all claims, liens, encumbrances, security interests and charges of any nature and shall not be subject to any preemptive right of any stockholder of A&P other than Tengelmann except as provided in the Charter (as in effect on the date hereof or as hereafter amended with the approval of Tengelmann).

ARTICLE V

PUT RIGHT

SECTION 5.01. Put Right. (a) Prior to the settlement by A&P of any Roll-over Warrant upon exercise by Yucaipa, and subject to Tengelmann’s right to approve any issuance of A&P Common Stock in connection therewith pursuant to Section 2.04(a)(ix), A&P will give Tengelmann the right (a “Put Right”) to (i) cause A&P to settle such Roll-over Warrant by issuing and delivering A&P Common Stock to Yucaipa (in which case, such issuance shall be deemed to be approved by Tengelmann pursuant to Section 2.04(b)(ix)) and (ii) sell to A&P some or all of the shares of A&P Common Stock to be so issued and delivered to Yucaipa in the following manner, provided that A&P shall not be required to purchase A&P Common Stock pursuant to this clause (ii) to the extent necessary to avoid a Liquidity Impairment:

(a) A&P will give notice (a “Warrant Exercise Notice”) to Tengelmann in writing of each exercise by Yucaipa of one or more Roll-over Warrants, specifying the number of shares (the “Share Number”) of A&P Common Stock subject to such Roll-over Warrants and what portion, if any, A&P proposes to settle by the issuance and delivery to Yucaipa of A&P Common Stock (the “Proposed Stock Settlement Amount”) and what portion, if any, A&P proposes to settle in cash.

(b) If Tengelmann determines to exercise its Put Right, Tengelmann will deliver a notice (a “Put Notice”) to A&P within ten business days after receipt of a Warrant Exercise Notice indicating, (i) the number of shares of A&P Common Stock which A&P shall purchase from Tengelmann pursuant to Tengelmann’s Put Right (which number shall not exceed the Share Number) and (ii) if the Proposed Stock Settlement Amount exceeds the number specified pursuant to clause (i), the portion of such excess to be settled by the issuance and delivery of A&P Common Stock, if any, which Tengelmann has approved pursuant to Section 2.04(a)(ix) (to the extent such approval is required thereby). The purchase price per share for such A&P Common Stock will be equal to the Market Price of the A&P Common Stock on the business day immediately preceding the date of exercise by Yucaipa of such Roll-over Warrants (the “Put Price”).

(c) If Tengelmann exercises its Put Right, A&P will purchase from Tengelmann, the number of shares of A&P Common Stock set forth in the Put Notice at the Put Price.

(d) Such purchase and sale shall occur on the date A&P issues and delivers A&P Common Stock to Yucaipa in settlement of such Roll-over Warrants.

(e) A “Liquidity Impairment” shall be deemed to occur to the extent that any necessary cash settlement(s) of Roll-over Warrants, or any payment(s) in accordance with Article V of this Agreement, would:

(i) violate, breach or give rise to a default or event of default under or in respect of any contract, credit facility, agreement or other obligation of A&P, either existing as of the Closing Date, incurred in connection with the Merger or the financing and other transactions consummated substantially concurrently with the Merger or entered into after the Closing Date (with the approval of a majority of the Tengelmann Directors), or any refinancing thereof (with the approval of a majority of Tengelmann Directors or on terms substantially similar to, and in any event no less favorable to A&P than, the terms of the obligation being refinanced), or

(ii) reasonably be expected, after giving effect to the proposed cash settlement or payment, to cause (A) cash plus cash equivalents plus marketable securities plus cash available for drawdown under any then existing credit agreement or other financing facility of A&P or any of its Subsidiaries (without conditions that are not reasonably capable of being satisfied at the applicable time) less (B) cash in stores plus restricted cash plus restricted marketable securities, to equal less than $200,000,000, as of the date of the proposed cash settlement or payment, as applicable, or any date within 180 days thereafter, after taking into account any changes or adjustments to any of the foregoing items scheduled or reasonably anticipated, in good faith, by the Chief Financial Officer of A&P to occur during such 180-day period.

For purposes of the foregoing definition, the terms “cash”, “cash equivalents”, “marketable securities”, “restricted cash” and “restricted marketable securities” shall mean the amount set forth opposite the corresponding line item on A&P’s most recent audited or unaudited consolidated balance sheet prior to the date of the proposed cash settlement or payment (i.e. as at the end of the most recently concluded 4-week fiscal period) and “cash in stores” shall mean cash held by all of A&P’s or any of its Subsidiaries’ stores as of such balance sheet date as determined by A&P in accordance with past practices.

ARTICLE VI

MISCELLANEOUS

SECTION 6.01. Adjustments. References to numbers of shares and to sums of money contained herein will be adjusted to account for any reclassification, exchange, substitution, combination, stock split or reverse stock split of the shares.

SECTION 6.02. Changes in Outstanding Percentage Interest Attributable to Issuances of A&P Common Stock. To the extent that any decrease in Tengelmann’s Outstanding Percentage Interest is attributable to issuances of Equity Securities by A&P (as opposed to dispositions of Equity Securities of A&P by Tengelmann or its Affiliates), such decrease will not be taken into account for purposes of this Agreement unless such decrease is attributable to issuance of Equity Securities by A&P (x) in connection with a Business Combination by A&P or other acquisition by A&P, other than the Merger, approved by Tengelmann in accordance with Section 2.04(a)(i) or 2.04(b)(i), (y) for purposes of Article IV only, in connection with which Tengelmann was entitled to exercise its rights under Article IV hereof or (z) on or about the Closing Date in connection with the Merger, as merger consideration, but not in any event by any warrants or options issued in connection with the Merger.

SECTION 6.03. Notices. All notices, requests, claims, demands and other communications under this Agreement will be in writing and will be deemed given (i) when delivered, if delivered in person, (ii) when sent by facsimile (provided the facsimile is promptly confirmed by telephone confirmation thereof), (iii) when sent by email (provided the email is promptly confirmed by telephone confirmation thereof) or (iv) two business days following sending by overnight delivery by an internationally recognized overnight courier, in each case to the respective parties at the following addresses (or at such other address for a party as will be specified in a notice given in accordance with this Section 6.03):

(a) if to A&P:

2 Paragon Drive
Montvale, NJ 07645
Fax: (201) 571-4106
Phone: 201-573-9700
Email: richardsa@aptea.com
Attention: Allan Richards

with a copy to:

Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005
Fax: 212-378-2324
Phone: 212-701-3215
Email: korce@cahill.com
Attention: Kenneth W. Orce, Esq.

McGuireWoods LLP
7 Saint Paul St., Suite 1000
Baltimore, MD 21202-1671
Fax: 410.659.4535
Phone: 410.659.4419
Email: cmartin@mcguirewoods.com
Attention: Cecil E. Martin, III, Esq.

(b) if to Tengelmann:

Wissollstrasse 5-43
D-45478 Mülheim an der Ruhr
GERMANY
Fax: +49 (0)208 5806 6585
Phone: +49 (0)208 5806 6382
Email: HaubC@APTEA.com,
               fhartmann@uz.tengelmann.de
Attention: Mr. Christian Haub
                       Dr. Frank Hartmann

with a copy to:

Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
Fax: 212-474-3700
Phone: 212-474-1000
Email: sjebejian@cravath.com
Attention: Philip A. Gelston, Esq.
                       Sarkis Jebejian, Esq.

SECTION 6.04. Reasonable Efforts; Further Actions. The parties hereto each will use all reasonable efforts to take or cause to be taken all action and to do or cause to be done all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable.

SECTION 6.05. Consents. The parties hereto will cooperate, with each other in filing any necessary applications, reports or other documents with, giving any notices to, and seeking any consents from, all regulatory bodies and all Governmental Entities and all third parties as may be required in connection with the consummation of the transactions contemplated by this Agreement.

SECTION 6.06. Fees and Expenses. (a) Following the date hereof, A&P and Tengelmann agree, subject to any restrictions under applicable Law, to negotiate in good faith to enter into a services agreement whereby Tengelmann would provide transactional and other services to A&P as requested from time to time in exchange for reasonable compensation to Tengelmann as agreed by the parties.

(a) Whether or not the Merger is consummated, A&P will pay its own costs and expenses, and will reimburse Tengelmann for its reasonable out of pocket costs and expenses, incurred in connection with (a) this Agreement, (b) the Merger and related potential transactions and financings and (c) subject to authorization of Tengelmann’s activities by the Non-Tengelmann Directors, any purchase or sale of more than 15% of the A&P Common Stock outstanding on the date of such purchase or sale or Business Combination or other strategic transaction or capital transaction involving A&P, in each case including the reasonable fees and expenses of counsel, irrespective of when incurred.

SECTION 6.07. Access to Information; Financial Statements. (a) Upon reasonable prior written notice, A&P will, and will cause its Subsidiaries and the Representatives of A&P and its Subsidiaries to, afford Tengelmann and its Representatives reasonable access, consistent with applicable Law, to its and its Subsidiaries’ Representatives, and to the books and records of A&P and its Subsidiaries, and shall furnish Tengelmann with financial, operating and other data and information of A&P and its Subsidiaries as Tengelmann may from time to time reasonably request in writing, including to enable Tengelmann to prepare its financial statements and in connection with its financial reporting generally. Neither A&P nor its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of A&P or its Subsidiaries or contravene any Law (including antitrust Laws).

(b) As soon as reasonably practicable following the end of each fiscal quarter and fiscal year, A&P will furnish to Tengelmann the consolidated financial statements of A&P (including providing draft statements as such statements become available and, with respect to fiscal years, audit reports as such reports become available). A&P shall use its reasonable best efforts to assist Tengelmann with respect to preparing Tengelmann’s financial statements and in connection with Tengelmann’s financial reporting generally, in a manner consistent with past practice. A&P will cooperate, in a manner consistent with past practice, with and assist Tengelmann in the translation of A&P’s financial statements in order to conform such financial statements to applicable German and/or international accounting standards and shall otherwise provide Tengelmann with access to information necessary in connection with such financial statements and financial reporting.

SECTION 6.08. Amendments; Waivers. (a) No provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and signed, in the case of an amendment, by the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that no such amendment or waiver by A&P will be effective without the approval of a majority of the Non-Tengelmann Directors (except for amendments or waivers that are administrative in nature or that do not materially adversely affect the rights of the Unaffiliated Equity Holders, which amendments and waivers will only require the approval of a majority of the Directors).

(a) The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights nor will any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement. The rights and remedies herein provided will be cumulative and not exclusive of any rights or remedies provided by Law or otherwise.

SECTION 6.09. Interpretation. When a reference is made in this Agreement to an Article, a Section, a Subsection or a Schedule, such reference will be to an Article, a Section, a Subsection or a Schedule of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” will refer to the date of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” will mean the degree to which a subject or other thing extends, and such phrase will not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented. References to a Person are also to its permitted successors and assigns. In the event that A&P reorganizes such that it becomes a Subsidiary of a holding company, all references herein to A&P shall be deemed to be to such holding company and A&P shall cause such holding company to become a party to this Agreement and comply herewith and, to the extent necessary or appropriate for enforcement hereof, cause the organizational documents of such holding company to reflect the terms hereof.

SECTION 6.10. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Without limiting the generality of the foregoing, the invalidity, illegality or unenforceability of the Tengelmann Mirror Vote provisions hereof will be deemed to materially adversely affect the economic and legal substance of the transactions contemplated hereby in the event Tengelmann ceases to comply therewith. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the purpose of this Agreement is fulfilled to the fullest extent possible.

SECTION 6.11. Counterparts. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 6.12. Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and is not intended to confer upon any Person other than the parties any rights or remedies.

SECTION 6.13. Governing Law. Except to the extent specifically required by the MGCL, this Agreement will be governed by, and construed in accordance with, the Laws of the State of New York, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof. The parties declare that it is their intention that this Agreement will be regarded as made under the Laws of the State of New York and that the Laws of the State of New York will be applied in interpreting its provisions in all cases where legal interpretation will be required, except to the extent the MGCL is specifically required by such act to govern the interpretation of this Agreement.

SECTION 6.14. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement will be assigned, in whole or in part, by any of the parties without the prior written consent of the other parties hereto. Any purported assignment without such prior written consent will be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 6.15. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Supreme Court of the State of New York sitting in New York County or the United States District Court of the Southern District of New York, or in each case any appellate court thereof, without the necessity of proving the inadequacy of money damages as a remedy, this being in addition to any other remedy to which they are entitled at Law or in equity. In addition, each of the parties (a) irrevocably and unconditionally consents to submit itself and its property to the exclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and in each case any appellate court thereof, in any dispute arising out of this Agreement, (b) agrees that it will not attempt to deny or defeat such exclusive jurisdiction by motion or other request for leave from any such court, (c) irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue, or the defense of an inconvenient forum to the maintenance, of any action, suit or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, (d) agrees that it will not bring any action arising out of or relating to this Agreement in any court other than the Supreme Court of the State of New York sitting in New York County or the United States District Court of the Southern District of New York, or in each case any appellate court thereof, and (e) waives any right to trial by jury with respect to any action related to or arising out of this Agreement, or for recognition or enforcement of any judgment. Each of the parties hereto agrees that a final nonappealable judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties to this Agreement irrevocably consents to service of process in the manner provided for delivering notices in Section 6.03. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

SECTION 6.16. Effectiveness. Except for this Section 6.16 and Sections 6.03, 6.06(b), 6.08, 6.09, 6.10, 6.11, 6.12, 6.13, 6.14, 6.15, 6.17, 6.18 and 6.19, which shall become effective as of the date hereof, this Agreement will become effective upon the Closing Date.

SECTION 6.17. Termination.

(a) Automatic Termination. Notwithstanding anything to the contrary contained in this Agreement, this Agreement will automatically terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the percentage of Voting Power in A&P (determined on the basis of the number of outstanding shares of Voting Stock of A&P (including for such purposes any Voting Stock underlying stock options that is beneficially owned by Christian W.E. Haub as of the date of this Agreement), as set forth in the most recent SEC filing of A&P prior to such date that contained such information) that is beneficially owned by Tengelmann and its Affiliates equaling 100% or (iii) such percentage equaling less than 10%.

(b) Survival. In the event that this Agreement will terminate, all provisions of this Agreement will terminate and will be void, except (i) Article III will survive any such termination until Tengelmann and its Affiliates no longer hold Registrable Securities and (ii) Articles I and VI will survive any such termination indefinitely. Nothing in this Section 6.17 will be deemed to release any party from any liability for any willful and material breach of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

SECTION 6.18. Confidentiality. (a) Tengelmann agrees to maintain, and shall cause its Representatives to maintain, the confidentiality of all material non-public information obtained by it from A&P or any of its Subsidiaries or any of their respective Representatives, and not to use such information for any purpose other (i) than the evaluation and protection of its investment in A&P, (ii) the exercise of any of its respective rights under this Agreement and (iii) the exercise by the Tengelmann Directors of their duties as Directors.

(a) Notwithstanding the foregoing, the confidentiality obligations of Section 6.18(a) will not apply to information obtained other than in violation of this Agreement:

(i) which Tengelmann or any of its Representatives is required to disclose by judicial or administrative process, or by other requirements of applicable Law or regulation or any governmental authority (including any applicable rule, regulation or order of a self-governing authority, such as the NYSE); provided that, where and to the extent practicable, the disclosing party (A) gives the other party reasonable notice of any such requirement and, to the extent protective measures consistent with such requirement are available, the opportunity to seek appropriate protective measures and (B) cooperates with such party in attempting to obtain such protective measures;

(ii) which becomes available to the public other than as a result of a breach of Section 6.18(a); or

(iii) which has been provided to Tengelmann or any of its Representatives by a third party who obtained such information other than from any such Person or other than as a result of a breach of Section 6.18(a).

SECTION 6.19. No Liability of Partners. Notwithstanding anything that may be expressed or implied in this Agreement, A&P acknowledges and agrees that (i) notwithstanding that Tengelmann may be a partnership, no recourse hereunder or under any documents or instruments delivered by Tengelmann in connection herewith may be had against any officer, agent or employee of Tengelmann or any partner, member or stockholder of Tengelmann or any director, officer, employee, partner, affiliate, member, manager, stockholder, assignee or representative of the foregoing (any such person or entity, a “Representative”), whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, and (ii) no personal liability whatsoever will attach to, be imposed on or otherwise be incurred by any Representative under this Agreement or any documents or instruments delivered in connection herewith or for any claim based on, in respect of or by reason of such obligations or by their creation.

IN WITNESS WHEREOF, the parties hereto have executed this Stockholder Agreement as of the day and year first above written.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
By:	/s/ ALLAN RICHARDS
	Name:	Allan Richards
	Title:	Senior Vice President, Human Resources, Labor Relations, Legal Services & Secretary

TENGELMANN WARENHANDELSGESELLSCHAFT KG
By:	Tengelmann Verwaltungs-und Beteiligungs GmbH, as Managing Partner
By	/s/ CHRISTIAN W. E. HAUB
	Name:	Christian W. E. Haub
	Title:	Managing Director

D-S-1

SCHEDULE I

Investment Banks

1. J.P. Morgan

2. Morgan Stanley

3. UBS

D-Sch I

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ANNEX E
TENGELMANN VOTING AGREEMENT

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.

STOCKHOLDER VOTING AGREEMENT

STOCKHOLDER VOTING AGREEMENT, dated March 4, 2007 (this “Agreement”), among Tengelmann Warenhandelsgesellschaft KG, a limited partnership organized under the laws of the Federal Republic of Germany (“Stockholder”), and Pathmark Stores, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Company, The Great Atlantic & Pacific Tea Company, Inc., a Maryland corporation (“Parent”), and Sand Merger Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date of this Agreement, pursuant to which, on the Closing Date, Merger Sub will merge with and into the Company (the “Merger”) (capitalized terms not defined herein shall have the meanings assigned to such terms in the Merger Agreement);

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, the Company has requested that Stockholder make certain agreements with respect to the outstanding shares of Common Stock, par value $1.00 per share (“Shares”), of Parent owned by Stockholder as set forth in Schedule I and shares of other voting securities of Parent hereafter acquired by Stockholder (the “Subject Shares”), upon the terms and subject to the conditions of this Agreement; and

WHEREAS, in order to induce the Company to enter into the Merger Agreement, Stockholder is willing to make certain agreements with respect to the Subject Shares;

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements set forth in this Agreement, the parties agree as follows:

1. Voting Agreement. For so long as this Agreement is in effect, in any meeting (or any adjournment or postponement thereof) of stockholders of Parent, and in any action by consent of the stockholders of Parent, Stockholder shall vote (or cause to be voted), or, if applicable, give (or cause to be given) consents with respect to, all of the Subject Shares that are held by that Stockholder and are entitled to vote at the meeting or deliver (or cause to be delivered) a consent, in any such case (i) in favor of (A) the issuance of Parent Common Stock in connection with the Merger or any other transaction contemplated by the Merger Agreement, as the Merger Agreement may be modified or amended from time to time in a manner not adverse to Stockholder or with the written consent of Stockholder and (B) the approval of the Preemptive Rights Waiver, (ii) against any action, proposal, transaction or agreement which would reasonably be expected to result in a breach of any covenant, representation, or warranty or any other obligation or agreement of Parent or Merger Sub under the Merger Agreement or of Stockholder under this Agreement, and (iii) against any action, proposal, transaction or agreement that would compete with or would delay, discourage, adversely affect or inhibit the timely consummation of the Merger. Stockholder shall use its best efforts to cast (or cause to be cast) Stockholder’s vote or give Stockholder’s consent in accordance with the procedures communicated to Stockholder by Parent relating thereto so that the vote or consent shall be duly counted for purposes of determining that a quorum is present and for purposes of recording the results of that vote or consent.

2. Covenants.

(a) For so long as this Agreement is in effect, Stockholder agrees not to directly or indirectly (i) sell, transfer, pledge, assign, hypothecate, encumber, tender or otherwise dispose of, or enter into any contract with respect to the sale, transfer, pledge, assignment, hypothecation, encumbrance, tender or other disposition of (each such disposition or contract, a “Transfer”) any Subject Shares (and any such Transfer shall be null and void), except in connection with any margin transaction or hedging transaction designed to protect against fluctuations in the value of the Subject Shares, in each case, (x) that is not engaged in for purposes of circumventing the restrictions on transfer set forth in this Section 2(a) and (y) pursuant to which Stockholder retains voting control over the applicable Subject Shares; (ii) grant any proxies with respect to the Subject Shares, deposit any of the Subject Shares into a voting trust or enter into a voting or option agreement with respect to any of the Subject Shares or enter into any other agreement inconsistent with or violative of this Agreement; or (iii) take any action which would make any representation or warranty of Stockholder in this Agreement untrue or incorrect or prevent, burden or materially delay the consummation of the transactions contemplated by this Agreement or the Merger Agreement.

(b) Stockholder agrees that in the event (i) any shares of Parent Common Stock or other voting securities of Parent are issued pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of capital stock of Parent on, of, or affecting the Subject Shares of Stockholder; (ii) Stockholder purchases or otherwise acquires beneficial ownership of any shares of Parent Common Stock or other voting securities of Parent after the execution of this Agreement; or (iii) Stockholder acquires the right to vote or share in the voting of any shares of Parent Common Stock or other voting securities of Parent, other than the Subject Shares (such Parent Common Stock and other voting securities of Parent, collectively, the “New Shares”), Stockholder agrees to vote such New Shares in the same manner as the Subject Shares and to notify the Company of its acquisition thereof. Stockholder also agrees that any New Shares shall constitute Subject Shares.

(c) Stockholder shall not issue any press release or make any other public statement with respect to the Merger Agreement, the Merger or any other transaction contemplated hereby or by the Merger Agreement without the prior written consent of the Company, except (i) any German translation of all or any portion of any release or statement publicly disclosed by Parent or the Company or (ii) as may be required by applicable Law or court process, in each case, after consultation with, and having provided an opportunity for review and comment on such press release or other public statement (including, in the case of clause (i), an English translation thereof) by, the Company to the extent practicable.

3. Representations and Warranties of Stockholders. Stockholder represents and warrants to the Company that:

(a) Authority; Enforceability; No Conflicts. Stockholder has the legal capacity to enter into this Agreement and to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Stockholder and constitutes a valid and binding agreement of Stockholder enforceable against Stockholder in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or at law). The execution, delivery and performance by Stockholder of this Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach or default under, any of the terms of any contract, commitment or other obligation to which the Stockholder is a party or by which Stockholder is bound; (ii) violate any order, writ, injunction, decree or statute, or any law, rule or regulation applicable to Stockholder or the Subject Shares; or (iii) result in the creation of, or impose any obligation on Stockholder to create, any Lien upon the Subject Shares that would prevent Stockholder from voting the Subject Shares, except for any of the foregoing that would not, or would not reasonably be expected to, either individually or in the aggregate, materially impair the ability of Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby. In this Agreement, “Lien” shall mean any lien, pledge, security interest, claim, third party right or other encumbrance.

(b) Ownership of Shares. As of the date of this Agreement, Stockholder is the beneficial owner of and has the power to vote or direct the voting of the Shares set forth on Schedule I free and clear of any Liens that would prevent Stockholder from voting such Shares. As of the date of this Agreement, the Shares set forth on Schedule I are the only shares of any class of capital stock of Parent which Stockholder has the right, power or authority (sole or shared) to sell or vote, and Stockholder does not have any right to acquire, nor is it the beneficial owner of, any other shares of any class of capital stock of Parent or any securities convertible into or exchangeable or exercisable for any shares of any class of capital stock of Parent. Stockholder is not a party to any contracts (including proxies, voting trusts or voting agreements) that would prevent, hinder or delay Stockholder from voting or giving consent with respect to the Shares set forth on Schedule I.

4. Expenses. Each party to this Agreement shall pay its own expenses incurred in connection with this Agreement.

5. Stockholder Capacity. Stockholder signs solely in its capacity as the beneficial owner of, or the general partner of a partnership which is the beneficial owner of, the Subject Shares. Nothing in this Agreement shall be deemed to constitute a transfer of the beneficial ownership of the Subject Shares by Stockholder.

6. Termination. This Agreement shall terminate automatically and without further action on behalf of any party at the earlier of (a) the Effective Time, (b) the date the Merger Agreement is validly terminated in accordance with its terms and (c) one year after the date of this Agreement.

7. Assignment; Binding Effect. This Agreement and the rights hereunder are not assignable (whether by operation of law or otherwise) unless such assignment is consented to in writing by each of the Company and Stockholder and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding clause, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns.

8. Choice of Law; Jurisdiction; Service of Process. This Agreement, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to conflict of laws principles. Each of the parties hereto (i) irrevocably consents to submit itself to the exclusive personal jurisdiction of the Delaware Court of Chancery or any federal court located in the State of Delaware in any dispute arising out of or relating to this Agreement or any transaction contemplated hereby; (ii) agrees that all claims in respect of such Action may be heard and determined in any such court; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) agrees that it will not bring any Action relating to this Agreement or any transaction contemplated hereby in any court other than the Delaware Court of Chancery or any federal court sitting in the State of Delaware; and (v) waives any right to trial by jury with respect to any action or proceeding related to or arising out of this Agreement or any transaction contemplated hereby. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought. Each of the parties further agrees to waive any bond, surety or other security that might be required of any other party with respect to any action or proceeding, including an appeal thereof. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices by registered mail in Section 9, and each party waives any requirement for service in any other manner. Nothing in this Section 8, however, shall affect the right of any party to serve legal process in any other manner permitted by law.

9. Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered personally, when received (b) if sent by cable, telecopy, telegram, email or facsimile (which is confirmed by the intended recipient), when sent or (c) if sent by overnight courier service, on the next Business Day after being sent, or (d) if mailed by certified or registered mail, return receipt requested, with postage prepaid, five Business Days after being deposited in the mail: to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Stockholder, to:
Wissollstrasse 5-43 D-45478 Mülheim an der Ruhr GERMANY
Attention:	Mr. Christian Haub Dr. Frank Hartmann
Fax: +49 (0)208 5806 6585

Email:	HaubC@APTEA.com, fhartmann@uz.tengelmann.de

with a copy to:

Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
Attn: Sarkis Jebejian, Esq.
Fax: (212) 474-3700
Email: sjebejian@cravath.com

If to the Company, to:

Pathmark Stores, Inc.
200 Milik Street
Carteret, New Jersey
Attn: Marc Strassler
Fax: (732) 499-6891
Email: mstrassler@pathmark.com

with a copy to:

Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA 94111-2562
Attn: John M. Newell, Esq.
Fax: (415) 395-8095
Email: john.newell@lw.com

10. Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

11. Entire Agreement. This Agreement (including the Schedule hereto), constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, arrangements, undertakings, understandings and representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof.

12. Waiver and Amendment. This Agreement may be amended, modified or supplemented only by a written mutual agreement executed and delivered by the parties hereto. Except as otherwise provided in this Agreement, any failure of any party to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

13. Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument binding upon all of the parties notwithstanding the fact that all of the parties are not signatory to the original or the same counterpart. For purposes of this Agreement, facsimile signatures shall be deemed originals.

14. Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties and their successors and permitted assigns and nothing herein express or implied shall give or be construed to give to any Person, other than the parties and such successors and permitted assigns, any legal or equitable rights hereunder.

15. Specific Performance. Stockholder agrees that if any of its obligations under this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur to the Company, no adequate remedy at Law would exist and damages would be difficult to determine, and that the Company shall be entitled to an injunction or injunctions and specific performance of the terms hereof, this being in addition to any other remedy at Law or in equity, without the necessity of posting bonds or other undertaking in connection therewith. Accordingly, if the Company should institute an action or proceeding seeking an injunction or specific enforcement of the provisions of this Agreement, Stockholder hereby waives the claim or defense that the Company has an adequate remedy at law and hereby agrees not to assert in that action or proceeding the claim or defense that a remedy at law exists. Stockholder acknowledges that in the absence of a waiver, a bond or undertaking may be required by a court and Stockholder hereby waives any such requirement of such bond or undertaking.

16. Severability. If any term, covenant, restriction or provision of this Agreement or the application of any such term, covenant, restriction or provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term, covenant, restriction or provision hereof so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. The parties shall engage in good faith negotiations to replace any term, covenant, restriction or provision which is declared invalid, illegal or unenforceable with a valid, legal and enforceable term, covenant, restriction or provision, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable term, covenant, restriction or provision which it replaces.

17. No Liability of Partners. Notwithstanding anything that may be expressed or implied in this Agreement, the Company acknowledges and agrees that (i) notwithstanding that Stockholder may be a partnership, no recourse hereunder or under any documents or instruments delivered by Stockholder in connection herewith may be had against any officer, agent or employee of Stockholder or any partner, member or stockholder of Stockholder or any director, officer, employee, partner, affiliate, member, manager, stockholder, assignee or representative of the foregoing (any such person or entity, a “Representative”), whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, and (ii) no personal liability whatsoever will attach to, be imposed on or otherwise be incurred by any Representative under this Agreement or any documents or instruments delivered in connection herewith or for any claim based on, in respect of or by reason of such obligations or by their creation.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

PATHMARK STORES, INC.
By:	/s/ JOHN T. STANDLEY
	Name:	John T. Standley
	Title:	Chief Executive Officer
TENGELMANN
WARENHANDELSGESELLSCHAFT KG
By:	Tengelmann Verwaltungs-und Beteiligungs GmbH, as Managing Partner
By:	/s/ CHRISTIAN W. E. HAUB
	Name:	Christian W. E. Haub
	Title:	Managing Director Stockholder Voting Agreement

E-S-1

SCHEDULE I

STOCKHOLDER NAME	OUTSTANDING SHARES OWNED
Tengelmann Warenhandelsgesellschaft KG	21,995,371

E-Sch 1

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ANNEX F

YUCAIPA WARRANT AGREEMENT

AMENDED AND RESTATED

WARRANT AGREEMENT

Dated as of March 4, 2007

among

The Great Atlantic & Pacific Tea Company, Inc.

and

The Investors Identified Herein

(This Page Intentionally Left Blank)

AMENDED AND RESTATED
WARRANT AGREEMENT

AMENDED AND RESTATED WARRANT AGREEMENT (the “Agreement”) dated as of March 4, 2007 among The Great Atlantic & Pacific Tea Company, Inc., a Maryland corporation (the “Company”), and the investors identified on the signature pages hereof, or their registered permitted assigns (the “Investors”).

RECITALS

WHEREAS, pursuant to that certain Warrant Agreement, dated as of June 9, 2005 (the “Pathmark Warrant Agreement”), by and among Pathmark, Inc., a Delaware corporation (“Pathmark”), and the Investors, Pathmark issued to the Investors (i) a series of warrants (the “Exchanged Series A Warrants”) to purchase an aggregate of 10,060,000 shares of the common stock, $.01 par value per share, of Pathmark (the “Pathmark Common Stock”) at an exercise price of $8.50 per share and (ii) a series of warrants (the “Exchanged Series B Warrants” and, together with the Exchanged Series A Warrants, the “Exchanged Warrants”) to purchase an aggregate of 15,046,350 shares of Pathmark Common Stock at an exercise price of $15.00 per share.

WHEREAS, the Company and Pathmark have entered into that certain Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), pursuant to which, among other things, a wholly owned subsidiary of the Company will merge with and into Pathmark (the “Merger”) and each share of Pathmark Common Stock issued and outstanding at the time of the Merger shall be converted into the right to receive $9.00 in cash and 0.12963 shares of the common stock, $1.00 par value per share, of the Company (the “Common Stock”).

WHEREAS, Section 3.3(b) of the Merger Agreement provides that, at the Effective Time (as defined in the Merger Agreement), the Company shall issue warrants to purchase Common Stock to the holders of the Exchanged Warrants on the terms and subject to the conditions set forth herein.

WHEREAS, at the Effective Time, the Company has agreed to issue, and the Investors have agreed to accept, in each case on the terms and subject to the conditions set forth herein, (i) in exchange for the Exchanged Series A Warrants, Series A Warrants (the “Series A Warrants”) to purchase an aggregate of 4,657,377.61 shares of Common Stock (subject to adjustment) at an exercise price of $18.36 per share (subject to adjustment) and (ii) in exchange for the Exchanged Series B Warrants, Series B Warrants (the “Series B Warrants” and, together with the Series A Warrants, the “Warrants”) to purchase an aggregate of 6,965,858.19 shares of Common Stock (subject to adjustment) at an exercise price of $32.40 per share (subject to adjustment). The shares of Common Stock issuable on exercise of the Warrants are referred to herein as the “Warrant Shares.”

WHEREAS, the Warrants will be exercisable solely on a net (i.e., “cashless”) basis.

WHEREAS, subject to the terms of this Agreement, in lieu of issuing Warrant Shares, the Company, in its sole discretion, shall be entitled to settle all or any portion of exercised Warrants in cash.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto agree as follows:

SECTION 1. Issuance. At the Effective Time, the Company will issue and deliver certificates evidencing the Warrants (the “Warrant Certificates”) to the Investors in the amounts (subject to adjustment) set forth on Annex I hereto. Upon the issuance and delivery thereof, Pathmark shall be released from any and all of its obligations under the Pathmark Warrant Agreement with respect to the Exchanged Warrants.

SECTION 2. Warrant Certificates. The Warrant Certificates evidencing the Series A Warrants will be issued substantially in the form of Exhibit A hereto. The Warrant Certificates evidencing the Series B Warrants will be issued substantially in the form of Exhibit B hereto. The Warrant

Certificates shall be in registered form only, shall be dated the date of issuance by the Company and may have such additional notations, legends and endorsements as required by law, or the rules and regulations of applicable stock exchanges.

SECTION 3. Execution of Warrant Certificates. Warrant Certificates shall be signed on behalf of the Company by its Chairman of the Board or its Chief Executive Officer, President or a Vice President. Each such signature upon the Warrant Certificates may be in the form of a facsimile signature of the present or any future Chairman of the Board, Chief Executive Officer, President or Vice President, and may be imprinted or otherwise reproduced on the Warrant Certificates and for that purpose the Company may adopt and use the facsimile signature of any person who shall have been Chairman of the Board, Chief Executive Officer, President or Vice President, notwithstanding the fact that at the time the Warrant Certificates shall be delivered or disposed of he shall have ceased to hold such office. Each Warrant Certificate shall also be manually signed on behalf of the Company by its Secretary or an Assistant Secretary under its corporate seal. The seal of the Company may be in the form of a facsimile thereof and may be impressed, affixed, imprinted or otherwise reproduced on the Warrant Certificates.

SECTION 4. Registration. The Company shall number and register the Warrant Certificates in a register as they are issued. The Company may deem and treat the registered holder(s) of the Warrant Certificates (the “Holders”) as the absolute owner(s) thereof (notwithstanding any notation of ownership or other writing thereon made by anyone) for all purposes and shall not be affected by any notice to the contrary. The Warrants shall be registered initially in such name or names as the Investors shall designate.

SECTION 5. Restrictions on Transfer; Registration of Transfers and Exchanges. The Warrants (and any Warrant Shares issued upon the exercise of the Warrants) shall not be transferable except in accordance with the terms of that certain Stockholders’ Agreement of even date herewith by and among the Investors and the Company (the “Stockholders’ Agreement”).

Prior to any proposed transfer of any Warrants, the transferring Holder will deliver to the Company a Certificate of Transfer in the form attached to the Warrant Certificate and, if so requested by the Company, such other information relating to the proposed transfer and the identity of the proposed transferee as the Company may reasonably request in order to confirm that the Warrants may be sold or otherwise transferred in the manner proposed. Upon original issuance thereof, and until such time as the same shall have been registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or sold pursuant to Rule 144 promulgated thereunder (or any similar rule or regulation), each Warrant Certificate and any certificates evidencing Warrant Shares shall bear any legend required pursuant to the Stockholders’ Agreement unless, in the opinion of qualified counsel, such legend is no longer required by the Securities Act.

The Company shall from time to time, subject to compliance with the applicable provisions of the Stockholders’ Agreement, register the transfer of any outstanding Warrant Certificates in a Warrant register to be maintained by the Company upon surrender thereof accompanied by a written instrument or instruments of transfer in form satisfactory to the Company, duly executed by the registered Holder or Holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney. Upon any such registration of transfer, a new Warrant Certificate shall be issued to the transferee(s) and the surrendered Warrant Certificate shall be canceled and disposed of by the Company.

Warrant Certificates may be exchanged at the option of the Holder(s) thereof, when surrendered to the Company at its office for another Warrant Certificate or other Warrant Certificates of like series and tenor and representing in the aggregate a like number of Warrants. Warrant Certificates surrendered for exchange shall be canceled and disposed of by the Company.

SECTION 6. Warrants; Exercise of Warrants. Subject to the terms of this Agreement, each Holder shall have the right, which may be exercised at any time or from time to time during the applicable Exercise Period (as defined below) to receive from the Company, that number (the “Gross Number”) of fully paid and nonassessable Warrant Shares (and such other consideration) which the Holder may at the time be entitled to receive upon the exercise of such Warrants, less that number of Warrant Shares equal to the quotient of (a) the product of (i) the Gross Number and (ii) the

Exercise Price (as defined below) then in effect for such Warrants and (b) the Market Price of the Warrant Shares on the business day immediately preceding the date the Warrants are presented for exercise. The exercise price for each Series A Warrant (the “Series A Exercise Price”) shall initially be $18.36 per share, subject to adjustment pursuant to the terms hereof. The exercise price for each Series B Warrant (the “Series B Exercise Price”) shall initially be $32.40 per share, subject to adjustment pursuant to the terms hereof. Each of the Series A Exercise Price and the Series B Exercise Price may be referred to herein generically as an “Exercise Price.” For the avoidance of doubt, Warrants may be exercised solely on a net basis in the manner set forth in the immediately preceding sentence, and no Investor shall be required, or permitted, to pay any cash in connection with the exercise of Warrants. Each Warrant not exercised during the Exercise Period shall become void and all rights thereunder and all rights in respect thereof under this Agreement shall cease as of such time. No adjustments as to dividends will be made upon exercise of the Warrants, except as otherwise expressly provided herein.

The Series A Warrants shall be exercisable for a period (the “Series A Exercise Period”) commencing on their date of issuance and expiring at 5:00 p.m., New York time, on June 9, 2008. The Series B Warrants shall be exercisable for a period (the “Series B Exercise Period” and, together with the Series A Exercise Period, an “Exercise Period”) commencing on their date of issuance and expiring at 5:00 p.m., New York time, on June 9, 2015. Notwithstanding the foregoing or anything else in this Agreement to the contrary, until June 9, 2014, no Series B Warrant shall be exercisable to the extent that such exercise, when taken together with all other exercises of Series B Warrants during the twelve (12) months immediately preceding such exercise, would result in more than fifty- percent (50%) of the aggregate Series B Warrants issued to Investors having been exercised during such twelve (12) month period, unless the exercise of such Series B Warrant is (i) in connection with or following a Change of Control Event (as defined below) or (ii) pursuant to the exercise by the Holders, as part of a single transaction and on a single date, of all Series B Warrants then outstanding (the “100% Series B Warrant Exercise”).

As used herein, “Change of Control Event” shall mean (i) the acquisition of an interest in the Company by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) as a result of which the holders of shares of Common Stock immediately prior to the commencement of such transaction or series of transactions hold less than fifty percent (50%) of the ordinary voting power (on a fully diluted basis) of the surviving or acquiring entity; (ii) the sale to a third party that is not a subsidiary of the Company of all, or substantially all, of the Company’s consolidated assets in any single transaction or series of related transactions; (iii) any voluntary or involuntary dissolution, liquidation or winding up of the Company; or (iv) any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) as a result of which any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the beneficial owner, directly or indirectly, of a greater number of shares of Common Stock or other voting securities representing the votes entitled to be cast generally in the election of directors of the Company or the surviving or acquiring entity in any such transaction (as the case may be) than Teal and its Affiliates, collectively, beneficially own.

A Warrant may be exercised upon surrender to the Company (at its office address set forth in Section 13 hereof) of the Warrant Certificate(s) to be exercised with the form of election to exercise attached thereto duly filled in and signed.

Subject to the provisions of Section 7 hereof, on or prior to the twentieth (20th) business day after exercise and surrender of Warrant Certificates, the Company shall issue and cause to be delivered with all reasonable dispatch to the Holder and in the name of the Holder a certificate or certificates for the number of full Warrant Shares issuable upon the exercise of such Warrants (and such other consideration as may be deliverable upon exercise of such Warrants) together with cash for fractional Warrant Shares as provided in Section 11. If the exercise is settled by the issuance of Warrant Shares, then such certificate or certificates shall be deemed to have been issued and the Holder shall be deemed to have become a holder of record of such Warrant Shares as of the date of the surrender of such Warrant Certificates, irrespective of the date of delivery of such certificate or certificates for Warrant Shares.

Except as otherwise expressly set forth in this Agreement, each Warrant shall be exercisable during the Exercise Period, at the election of the Holder thereof, either in full or from time to time in part and, in the event that fewer than all of the Warrants represented by a Warrant Certificate are exercised at any time prior to the date of expiration of the Warrants, a new certificate evidencing the remaining Warrant or Warrants will be issued and delivered pursuant to the provisions of this Section and of Section 3 hereof.

All Warrant Certificates surrendered upon exercise of Warrants shall be cancelled and disposed of by the Company. The Company shall keep copies of this Agreement and any notices given or received hereunder available for inspection by the Holders during normal business hours at its office.

In lieu of issuing Warrant Shares upon exercise of Warrants as set forth above (together with such other consideration as may be deliverable upon exercise of such Warrants), the Company, in its sole discretion, shall be entitled to settle all or any portion of exercised Warrants in cash on or prior to the twentieth (20th) business day after the exercise and surrender of the Warrant Certificates.

The amount of cash or other consideration issuable or deliverable upon the exercise of Warrants shall be (i) the Market Prices of the number of Warrant Shares otherwise to be issued pursuant to the first paragraph of this Section 6 or other consideration to be paid in settlement of any Warrant for the business day immediately preceding the date that the applicable Warrants are exercised and surrendered or (ii) in the case of consideration issuable or deliverable upon the exercise of Warrants for which there is no Market Price, the Current Market Value (as defined below) of such consideration.

Notwithstanding the foregoing, in connection with a 100% Series B Exercise, the Company may elect, by written notice delivered to the Holder at any time during such twenty (20) business day settlement period, to defer the settlement of up to fifty-percent (50%) of the exercised Series B Warrants for up to one (1) year from the date of such exercise; provided, however, that the deferred portion of such settlement (i) shall thereafter be payable only in cash and (ii) shall accrue interest at a rate equal to the U.S. prime rate, as the same may be published under “Money Rates” in The Wall Street Journal from time to time, from and including the twentieth (20th) business day following the date of exercise of such Series B Warrants until but excluding the date payment of the deferred portion of such settlement, together with all interest accrued thereon, is received by the Holder (the deferred portion of such settlement, together with all interest accrued thereon, “Deferred Cash Amount”). If the Company determines to pay the Deferred Cash Amount, in whole or in part, on a date (an “Early Payment Date”) other than the first (1st) anniversary of such 100% Series B Warrant Exercise, it will so notify the Holder in writing (a “Payment Notice”) at least twenty (20) business days prior to the Early Payment Date, and upon delivery of such Payment Notice, will be irrevocably bound to pay the Deferred Cash Amount on such Early Payment Date.

SECTION 7. Payment of Taxes. The Company will pay all documentary stamp taxes and other governmental charges (excluding all foreign, federal or state income, franchise, property, estate, inheritance, gift or similar taxes) in connection with the issuance or delivery of the Warrant Certificates hereunder, as well as all such taxes attributable to the initial issuance or delivery of any Warrant Shares upon the exercise of Warrants. The Company shall not, however, be required to pay any tax that may be payable in respect of any subsequent transfer of the Warrants or any transfer involved in the issuance and delivery of Warrant Shares in a name other than that in which the Warrants to which such issuance relates were registered, and, if any such tax would otherwise be payable by the Company, no such issuance or delivery shall be made unless and until the person requesting such issuance has paid to the Company the amount of any such tax, or it is, established to the reasonable satisfaction of the Company that any such tax has been paid.

SECTION 8. Mutilated or Missing Warrant Certificates. If any Warrant Certificate or certificate evidencing Warrant Shares shall be mutilated, lost, stolen or destroyed, the Company shall issue, in exchange and substitution therefor and upon cancellation of the mutilated Warrant Certificate or other certificate, or in lieu of and substitution for the Warrant Certificate or other certificate lost, stolen or destroyed, a new Warrant Certificate or other certificate of like tenor and representing an equivalent number of Warrants or Warrant Shares.

SECTION 9. Reservation of Warrant Shares. The Company shall at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common Stock or its authorized and issued Common Stock held in its treasury, for the purpose of enabling it to satisfy any obligation to issue the Warrant Shares upon exercise of the Warrants, the maximum number of shares of Common Stock which may then be deliverable upon the exercise of all outstanding Warrants.

The Company or, if appointed, the transfer agent for the Common Stock and each transfer agent for any shares of the Company’s capital stock issuable upon the exercise of any of the Warrants (collectively, the “Transfer Agent”) will be irrevocably authorized and directed at all times to reserve such number of authorized shares as shall be required for such purpose. The Company shall keep a copy of this Agreement on file with the Transfer Agent. The Company will supply the Transfer Agent with duly executed certificates for such purposes and will provide or otherwise make available all other consideration that may be deliverable upon exercise of the Warrants. The Company will furnish such Transfer Agent a copy of all notices of adjustments and certificates related thereto, transmitted to each Holder pursuant to Section 12 hereof.

The Company covenants that all the Warrant Shares and other capital stock issued upon exercise of the Warrants will, upon issue, be validly authorized and issued, fully paid, nonassessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issue thereof.

The Company shall from time to time take all action which may be necessary or appropriate so that the Common Stock issuable upon conversion of the Warrant Shares following an exercise of the Warrants, will be listed on the principal securities exchanges and markets within the United States of America, if any, on which other shares of the same class of Common Stock of the Company are then listed.

SECTION 10. Adjustment of Exercise Price and Number of Warrant Shares Issuable. The Exercise Price and the number of shares of Common Stock issuable upon the exercise of each Warrant (the “Warrant Number”) are subject to adjustment from time to time upon the occurrence of the events enumerated in, or as otherwise provided in, this Section 10. The Warrant Number is initially one.

(a) Adjustment for Change in Capital Stock

If the Company:

(1) pays a dividend or makes a distribution on its Common Stock in shares of its Common Stock;

(2) subdivides or reclassifies its outstanding shares of Common Stock into a greater number of shares;

(3) combines or reclassifies its outstanding shares of Common Stock into a smaller number of shares;

(4) makes a distribution on its Common Stock in shares of its capital stock other than its Common Stock; or

(5) issues by reclassification of its Common Stock any shares of its capital stock;

then the Exercise Price in effect immediately prior to such action shall be proportionately adjusted so that the holder of any Warrant thereafter exercised may receive the aggregate number and kind of shares of capital stock of the Company which he or it would have owned immediately following such action if such Warrant had been exercised immediately prior to such action.

The adjustment shall become effective immediately after the record date in the case of a dividend or distribution and immediately after the effective date in the case of a subdivision, combination or reclassification.

If after an adjustment a holder of a Warrant upon exercise of it may receive shares of two or more classes of capital stock of the Company, the Company shall determine the allocation of the adjusted Exercise Price between the classes of capital stock. After such allocation, the exercise privilege and the Exercise Price of each class of capital stock shall thereafter be subject to adjustment on terms comparable to those applicable to Common Stock in this Section.

Such adjustment shall be made successively whenever any event listed above shall occur. If the occurrence of any event listed above results in an adjustment under subsections (b) or (c) below, no further adjustment shall be made under this subsection (a).

(b) Adjustment for Rights Issue

If the Company distributes any rights, options or warrants (whether or not immediately exercisable) to all holders of its Common Stock entitling them to purchase shares of Common Stock at a price per share less than the Current Market Value per share upon exercise within 60 days after the record date relating to such distribution, the Exercise Price shall be adjusted in accordance with the formula:

O + N x P
E¢ = E x	M
O + N

where:

E¢	=	the adjusted Exercise Price.
E	=	the then current Exercise Price.
O	=	the number of shares of Common Stock outstanding on the record date for any such distribution.
N	=	the number of additional shares of Common Stock issuable upon exercise of such rights, options or warrants.
P	=	the exercise price per share of such rights, options or warrants.
M	=	the Current Market Value per share of Common Stock on the record date for any such distribution.

The adjustment shall be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the record date for the determination of stockholders entitled to receive the rights, options or warrants. If at the end of the period during which such rights, options or warrants are exercisable, not all rights, options or warrants shall have been exercised, the Exercise Price shall be immediately readjusted to what it would have been if “N” in the above formula had been the number of shares actually issued. No adjustment shall be required under this subsection (b) if at the time of such distribution the Company makes the same distribution to Holders of Warrants as it makes to holders of shares of Common Stock pro rata based on the number of shares of Common Stock for which such Warrants are exercisable. No adjustment shall be made pursuant to this subsection (b) which shall have the effect of decreasing the number of Warrant Shares purchasable upon exercise of each Warrant.

(c) Adjustment for Other Distributions

If the Company distributes to all holders of its Common Stock (i) any evidences of indebtedness of the Company or any of its subsidiaries, (ii) any cash or other assets of the Company or any of its subsidiaries, (iii) shares of its capital stock or any other properties or securities or (iv) any rights, options or warrants to acquire any of the foregoing or to acquire any other securities of the Company (the items described in the foregoing clauses (i)-(iv) being collectively referred to as the “Consideration”), the Exercise Price shall be adjusted in accordance with the formula:

E¢  =  E  x  M - F

where:

E¢	=	the adjusted Exercise Price.
E	=	the then current Exercise Price.
M	=	the Current Market Value per share of Common Stock on the record date mentioned below.
F	=	the fair market value on the record date mentioned below of the Consideration distributable to the holder of one share of Common Stock.

The adjustment shall be made successively whenever any such distribution is made and shall become effective immediately after the record date for the determination of stockholders entitled to receive the distribution. If an adjustment is made pursuant to this subsection (c) as a result of the issuance of rights, options or warrants and at the end of the period during which any such rights, options or warrants are exercisable, not all such rights, options or warrants shall have been exercised, the Exercise Price shall be immediately readjusted as if “F” in the above formula was the fair market value on the record date of the indebtedness or assets actually distributed upon exercise of such rights, options or warrants divided by the number of shares of Common Stock outstanding on the record date. No adjustment shall be required under this subsection (c) if at the time of such distribution the Company makes the same distribution to Holders of Warrants as it makes to holders of shares of Common Stock pro rata based on the number of shares of Common Stock for which such Warrants are exercisable. No adjustment shall be made pursuant to this subsection (c) which shall be have the effect of decreasing the number of Warrant Shares purchasable upon exercise of each Warrant.

This subsection does not apply to any distribution referred to in subsection (a) of this Section 10 or to rights, options or warrants referred to in subsection (b) of this Section 10.

(d) Current Market Value

“Current Market Value” per share of Common Stock or of any other security (herein collectively referred to as a “Security”) at any date shall be:

(1) if the Security is registered under the Exchange Act, the average of the daily Market Prices for each business day during the period commencing 5 business days before such date and ending on the date one day prior to such date or, if the Security has been registered under the Exchange Act for less than 5 consecutive business days before such date, then the average of the daily Market Prices for all of the business days before such date for which daily Market Prices are available. If the Market Price is not determinable for at least 10 business days in such period, the Current Market Value of the Security shall be determined as if the Security was not registered under the Exchange Act; or

(2) if the Security is not registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (i) the value of the Security determined in good faith by the Board of Directors of the Company and certified in a board resolution, based on the most recently completed arm’s length transaction between the Company and a person other than an Affiliate of the Company in which such determination is necessary and the closing of which occurs on such date or shall have occurred within the six months preceding such date, (ii) if no such transaction shall have occurred on such date or within such six-month period, the value of the Security most recently determined as of a date within the six months preceding such date by an Independent Financial Expert or (iii) if neither clause (i) nor (ii) is applicable, the value of the Security determined as of such date by an Independent Financial Expert.

The “Market Price” for any Security on each business day means: (A) if such Security is listed or admitted to trading on any securities exchange, the closing price, regular way, on such day on the principal exchange on which such Security is traded, or if no sale takes place on such day, the average of the closing bid and asked prices on such day, (B) if such Security is not then listed or admitted to trading on any securities exchange, the last reported sale price on such day, or if there is no such last reported sale price on such day, the average of the closing bid and the asked prices on such day, as reported by a reputable quotation source designated by the Company, or (C) if neither clause (A) nor (B) is applicable, the average of the reported high bid and low asked prices on such day, as reported by a reputable quotation service, or a newspaper of general circulation in the Borough of Manhattan, City of New York, customarily published on each business day, designated by the Company. If there are no such prices on a business day, then the Market Price shall not be determinable for such business day.

“Independent Financial Expert” shall mean a nationally recognized investment banking firm designated by the Company and reasonably acceptable to the Holders of a majority of the Warrants (i) that does not (and whose directors, officers, employees and Affiliates do not) have a direct or indirect material financial interest in the Company, (ii) that has not been, and, at the time it is called upon to serve as an Independent Financial Expert under this Agreement is not (and none of whose directors, officers, employees or Affiliates is) a promoter, director or officer of the Company, (iii) that has not been retained by the Company or any Holder or Affiliate of a Holder for any purpose, other than to perform an equity valuation, within the preceding twelve months, and (iv) that, in the reasonable judgment of the Board of Directors of the Company, is otherwise qualified to serve as an independent financial advisor. Any such person may receive customary compensation and indemnification by the Company for opinions or services it provides as an Independent Financial Expert.

“Affiliate” shall mean, with respect to any person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such person. For the purposes of this definition, “control,” when used with respect to any person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

(e) When De Minimis Adjustment May Be Deferred

No adjustment in the Exercise Price need be made unless the adjustment would require an increase or decrease of at least 1% in the Exercise Price. No adjustment in the Warrant Number need be made unless the adjustment would require an increase or decrease of at least 0.5% in the Warrant Number. Any adjustments that are not made shall be carried forward and taken into account in any subsequent adjustment, provided that no such adjustment shall be deferred beyond the date on which a Warrant is exercised.

All calculations under this Section 10 shall be made to the nearest 1/1000th of a share.

(f) When No Adjustment Required

If an adjustment is made upon the establishment of a record date or issuance date for a distribution or issuance subject to subsections (a), (b) or (c) hereof and such distribution or issuance is subsequently cancelled, the Exercise Price then in effect shall be readjusted, effective as of the date when the Board of Directors determines to cancel such distribution, to that which would have been in effect if such record date had not been fixed.

(g) Notice of Adjustment

Whenever the Exercise Price or the Warrant Number is adjusted, the Company shall provide the notices required by Section 12 hereof.

(h) When Issuance or Payment May Be Deferred

In any case in which this Section 10 shall require that an adjustment in the Exercise Price and Warrant Number be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event (i) issuing to the Holder of any Warrant exercised after such record date the Warrant Shares and other capital stock of the Company, if any, issuable upon such exercise over and above the Warrant Shares and other capital stock of the Company, if any, issuable upon such exercise on the basis of the Warrant Number prior to such adjustment, and (ii) paying to such Holder any amount in cash in lieu of a fractional share pursuant to Section 11 ; provided, however, that the Company shall deliver to such Holder a due bill or other appropriate instrument evidencing such Holder’s right to receive such additional Warrant Shares, other capital stock and cash upon the occurrence of the event requiring such adjustment.

(i) Reorganizations

In case of any capital reorganization, other than in the cases referred to in Sections 10(a), (b) or (c) hereof, or the consolidation or merger of the Company with or into another corporation (other than a merger or consolidation which does not result in any reclassification of the outstanding shares of Common Stock into shares of other stock or other securities or property) (collectively such actions being hereinafter referred to as “Reorganizations”), there shall thereafter be deliverable upon exercise of any Warrant (in lieu of the number of shares of Common Stock theretofore deliverable) the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock that would otherwise have been deliverable upon the exercise of such Warrant would have been entitled upon such Reorganization if such Warrant had been exercised in full immediately prior to such Reorganization (and assuming, for this purpose, that the Company were not entitled to settle all or any portion of exercised Warrants in cash as provided in Section 6 hereof). In case of any Reorganization, appropriate adjustment, as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a duly adopted resolution certified by the Company’s Secretary or Assistant Secretary, shall be made in the application of the provisions herein set forth with respect to the rights and interests of Holders so that the provisions set forth herein shall thereafter be applicable, as nearly as possible, in relation to any shares or other property thereafter deliverable upon exercise of Warrants.

The Company shall not effect any such Reorganization unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such Reorganization or other appropriate corporation or entity shall expressly assume, by a supplemental Warrant Agreement or other acknowledgement executed and delivered to the Holder(s), the obligation to deliver to each such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase, and all other obligations and liabilities under this Agreement.

(j) Adjustment in Number of Shares

Upon each adjustment of the Exercise Price pursuant to this Section 10, each Warrant outstanding prior to the making of the adjustment in the Exercise Price shall thereafter evidence the right to receive that number of shares of Common Stock (calculated to the nearest thousandth) obtained from the following formula:

N¢  =  N  x  E
E¢

where:

N¢	=	the adjustment number of Warrant Shares issuable upon exercise of a Warrant, assuming for this purpose that exercise required the payment of the adjusted Exercise Price.
N	=	the number of Warrant Shares previously issuable upon exercise of a Warrant, assuming for this purpose that exercise required the payment of the Exercise Price prior to adjustment.
E¢	=	the adjusted Exercise Price.
E	=	the Exercise Price prior to adjustment.

(k) Form of Warrants

Irrespective of any adjustments in the Exercise Price or the number or kind of shares purchasable upon the exercise of the Warrants, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the Warrants initially issuable pursuant to this Agreement.

(l) Adjustments in Other Securities

If as a result of any event or for any other reason, any adjustment is made which increases the number of shares of Common Stock issuable upon conversion, exercise or exchange of, or in the conversion or exercise price or exchange ratio applicable to, any outstanding securities of the Company that are convertible into, or exercisable or exchangeable for, Common Stock of the Company, then a corresponding adjustment shall be made hereunder to increase the number of shares of Common Stock issuable upon exercise of the Warrants, but only to the extent that no such adjustment has been made pursuant to Sections 10(a), (b) or (c) hereof with respect to such event or for such other reason.

(m) Tender Offers; Exchange Offers

In the event that the Company or any subsidiary of the Company shall purchase shares of Common Stock pursuant to a tender offer or an exchange offer for a price per share of Common Stock that is greater than the then Current Market Value per share of shares of Common Stock in effect at the end of the trading day immediately following the day on which such tender offer or exchange offer expires, then the Company, or such subsidiary of the Company, shall, within (10) business days of the expiry of such tender offer or exchange offer, offer to purchase the Warrants for comparable consideration per share of Common Stock based on the number of shares of Common Stock which the Holders of such Warrants would receive upon exercise of such Warrants (the “Offer”) (such amount less the Exercise Price in respect of such share, the “Per Share Consideration”); provided, however, if a tender offer is made for only a portion of the outstanding shares of Common Stock, then such offer shall be made for such shares of Common Stock issuable upon exercise of the Warrants in the same pro rata proportion; provided, further, that the Company shall not be required to make such an Offer if the Per Share Consideration is an amount less than the then-existing Exercise Price per share.

The Offer shall remain open for a period of twenty (20) business days following its commencement and no longer, except to the extent that a longer period is required by applicable law (the “Offer Period”). No later than five (5) business days after the termination of the Offer Period (the “Purchase Date”), the Company shall purchase such Warrants for the applicable Per Share Consideration.

(n) Other Events

If any event shall occur as to which the other provisions of this Section 10 are not strictly applicable but the failure to make any adjustment would have the effect of depriving holders of the benefit of all or a portion of the exercise rights in respect of any Warrant in accordance with the essential intent and principles of this Section 10, then, in each such case, the Company shall appoint an Independent Financial Expert, which shall give its opinion upon the adjustment, if any, on a basis consistent with the essential intent and principles established in this Section 10 necessary to preserve, without dilution, such exercise rights. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holders and shall make the adjustments described therein.

(o) Miscellaneous

For purpose of this Section 10 the term “shares of Common Stock” shall mean (i) shares of any class of stock designated as Common Stock of the Company at the date of this Agreement, and (ii) shares of any other class of stock resulting from successive changes or reclassification of such shares consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. In the event that at any time, as a result of an adjustment made pursuant to this Section 10, the holders of Warrants shall become entitled to purchase any securities of the Company other than, or in addition to, shares of Common Stock, thereafter the number or amount of such other securities so purchasable upon exercise of each Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Warrant Shares contained in subsections (a) through (n) of this Section 10, inclusive, and the provisions of Sections 6, 7, 9 and 11 with respect to the Warrant Shares or the Common Stock shall apply on like terms to any such other securities.

SECTION 11. Fractional Interests. The Company shall not issue fractional Warrant Shares on the exercise of the Warrants. If more than one Warrant shall be presented for exercise in full at the same time by the same holder, the number of full Warrant Shares which shall be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of the Warrant Shares purchasable on exercise of the Warrants so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 11, be issuable on the exercise of any Warrants (or specified portion thereof), the Company shall pay an amount in cash equal to the Market Price of the Warrant Share on the business day immediately preceding the exercise of such Warrants, multiplied by such fraction.

SECTION 12. Notices to Warrant Holders. Upon any adjustment pursuant to Section 10 hereof, the Company shall promptly thereafter (i) cause to be filed with the Company a certificate of an officer of the Company setting forth the Warrant Number and Exercise Price after such adjustment and setting forth in reasonable detail the method of calculation and the facts upon which such calculations are based, and (ii) cause to be given to each of the registered Holders of the Warrant Certificates at his or its address appearing on the Warrant register written notice of such adjustments by first class mail, postage prepaid. Where appropriate, such notice may be given in advance and included as a part of the notice required to be mailed under the other provisions of this Section 12.

In case:

(a) the Company shall authorize the issuance to all holders of shares of Common Stock of rights, options or warrants to subscribe for or purchase shares of Common Stock or of any other subscription rights or warrants; or

(b) the Company shall authorize the distribution to all holders of shares of Common Stock of assets, including, without limitation, cash, evidences of its indebtedness, or other securities; or

(c) of any reclassification, reorganization, consolidation or merger to which the Company is a party and for which approval of any stockholders of the Company is required, or of the conveyance or transfer of the properties and assets of the Company substantially as an entirety, or of any reclassification or change of Common Stock issuable upon exercise of the Warrants (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), or a tender offer or exchange offer for shares of Common Stock; or

(d) of the voluntary or involuntary dissolution, liquidation or winding up of the Company; or

(e) the Company proposes to take any action that would require an adjustment to the Warrant Number or the Exercise Price pursuant to Section 10 hereof;

then the Company shall cause to be given to each of the registered Holders of the Warrant Certificates at his or its address appearing on the Warrant register, at least 20 days prior to the applicable record date hereinafter specified, or at least 20 days prior to the date of the event in the case of events for which there is no record date, by first-class mail, postage prepaid, a written notice of (i) the date as of which the holders of record of shares of Common Stock to be entitled to receive any such rights, options, warrants or distribution are to be determined, or (ii) the initial expiration date set forth in any tender offer or exchange offer for shares of Common Stock, or (iii) such reclassification, reorganization, consolidation, merger, conveyance, transfer, dissolution, the date on which liquidation or winding up is expected (to the extent reasonably determinable) to become effective or consummated and the date as of which it is expected (to the extent reasonably determinable) that holders of record of shares of Common Stock shall be entitled to exchange such shares for securities or other property, if any, deliverable thereupon. The failure to give the notice required by this Section 12 or any defect therein shall not affect the legality or validity of any distribution, right, option, warrant, reclassification, reorganization, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up, or the vote upon any action.

Nothing contained in this Agreement or in any Warrant Certificate shall be construed as conferring upon the Holders of Warrants (prior to the exercise of such Warrants) the right to vote or to consent or to receive notice as stockholders in respect of the meetings of stockholders or the election of Directors of the Company or any other matter, or any rights whatsoever as stockholders of the Company.

SECTION 13. Notices to the Company and Warrant Holders. All notices and other communications provided for or permitted hereunder shall be made by hand delivery, first-class mail, telex, telecopier, or overnight air courier guaranteeing next day delivery:

(a) if to the Holders at the addresses provided on the signature pages hereto or otherwise reflected in the books and records of the Company from time to time; and

(b) if to the Company, at Two Paragon Drive, Montvale, New Jersey 07645, Attention: Allan Richards.

All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five (5) business days after being deposited in the mail, postage prepaid, if mailed; when answered back if telexed; when receipt acknowledged, if telecopied; and the next business day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery. The parties may change the addresses to which notices are to be given by giving five days’ prior notice of such change in accordance herewith.

SECTION 14. Amendments and Supplements.

(a) Until such time as this Agreement has become effective pursuant to Section 16 hereof, this Agreement may not be amended, or any provision hereof waived, in any manner unless such amendment or waiver is in a writing signed, in the case of an amendment, by the parties hereto or, in the case of a waiver, by the party against whom the waiver is effective.

(b) Upon the effectiveness of this Agreement pursuant to Section 16 hereof, the Company may thereafter from time to time supplement or amend this Agreement without the approval of any Holders of Warrant Certificates in order to cure any ambiguity or to correct or supplement any provision contained herein which may be defective or inconsistent with any other provision herein, or to make any other provisions in regard to matters or questions arising hereunder which the Company may deem necessary or desirable and which shall not in any way adversely affect the interests of the Holders of Warrant Certificates. An amendment or supplement to this Warrant Agreement that has an adverse effect on Holders of Warrants shall require the written consent of the Holders of a majority of the then-outstanding Warrants excluding Warrants held by the Company.

SECTION 15. Successors and Assigns. All the covenants and provisions of this Agreement by or for the benefit of the Company shall bind and inure to the benefit of its respective successors and permitted assigns hereunder.

SECTION 16. Effectiveness. Except for this Section 16 and Sections 13, 14(a), 15, 17(a), 18, 19, 20, 21 and 22 hereof, which shall be come effective as of the date hereof, this Agreement shall become effective only upon the Effective Time.

SECTION 17. Termination.

(a) Notwithstanding anything to the contrary set forth herein, this Agreement will automatically terminate if the Merger Agreement is terminated in accordance with its own terms and shall thereafter be null and void.

(b) Upon the effectiveness of this Agreement pursuant to Section 16 hereof, this Agreement shall remain in effect until such time as all Warrants have been exercised or have expired pursuant to this Agreement.

SECTION 18. No Rights or Liabilities as Stockholder. Nothing contained herein shall be construed as conferring upon any Holder any rights as a stockholder of the Company or as imposing any obligation on such holder to purchase any securities or as imposing any liabilities on such holder as a stockholder of the Company, whether such obligation or liabilities are asserted by the Company or by creditors of the Company.

SECTION 19. Governing Law. This Agreement and each Warrant Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of New York and for all purposes shall be construed in accordance with the internal laws of said State.

SECTION 20. Benefits of This Agreement. Nothing in this Agreement shall be construed to give to any person or corporation other than the Company and the registered Holders of the Warrant Certificates any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company and the registered Holders of the Warrant Certificates.

SECTION 21. Construction; Interpretation. This Agreement shall not be construed for or against any party by reason of the authorship or alleged authorship of any provision hereof or by reason of the status of the respective parties. This Agreement shall be construed reasonably to carry out its intent without presumption against or in favor of any party. The natural persons executing this Agreement on behalf of each party have the full right, power and authority to do and affirm the foregoing warranty on behalf of each party and on their own behalf. The captions on sections are provided for purposes of convenience and are not intended to limit, define the scope of or aid in interpretation of any of the provisions hereof. All pronouns and singular or plural references as used herein shall be deemed to have interchangeably (where the sense of the sentence requires) a masculine, feminine or neuter, and/or singular or plural meaning, as the case may be.

SECTION 22. Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, as of the day and year first above written.

COMPANY:

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC., a Maryland corporation
By:	/s/ WILLIAM J. MOSS
	Name:	William J. Moss
	Title:	Vice President and Treasurer

INVESTORS:

YUCAIPA CORPORATE INITIATIVES FUND I, LP, a Delaware limited partnership
By:	Yucaipa Corporate Initiatives Fund I, LLC
Its: General Partner
/s/ ROBERT P. BERMINGHAM
	Name:	Robert P. Bermingham
	Title:	Vice President

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND I, LP, a Delaware limited partnership
By:	Yucaipa American Alliance Fund I, LLC
Its: General Partner
/s/ ROBERT P. BERMINGHAM
	Name:	Robert P. Bermingham
	Title:	Vice President

YUCAIPA AMERICAN ALLIANCE FUND I, LP, a Delaware limited partnership
By:	Yucaipa American Alliance Fund I, LLC
Its: General Partner
/s/ ROBERT P. BERMINGHAM
	Name:	Robert P. Bermingham
	Title:	Vice President

Address for Notices to the Investors: 9130 W. Sunset Boulevard Los Angeles, California 90069 Attention: Robert P. Bermingham

ANNEX I

WARRANTS TO BE ISSUED(1)

SERIES A WARRANTS
Investor	Series A Exchanged Warrants	Series A Warrants
Yucaipa Corporate Initiatives Fund I, L.P.	3,462,652	1,603,069.37
Yucaipa American Alliance Fund I, L.P.	3,298,674	1,527,154.12
Yucaipa American Alliance (Parallel) Fund I, L.P.	3,298,674	1,527,154.12
SERIES B WARRANTS
Investor	Series B Exchanged Warrants	Series B Warrants

Yucaipa Corporate Initiatives Fund I, L.P.	5,178,953.67	2,397,648.39
Yucaipa American Alliance Fund I, L.P.	4,933,698.17	2,284,104.90
Yucaipa American Alliance (Parallel) Fund I, L.P.	4,933,698.17	2,284,104.90

(1)	Subject to adjustment and to transfers made in accordance with the terms of the Stockholder Voting Agreement entered into between the Company and the Investors on the date hereof.

EXHIBIT A

[Form of Series A Warrant Certificate]

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. SUCH SECURITIES GENERALLY MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES EVIDENCED HEREBY ARE SUBJECT TO CERTAIN RESTRICTIONS UNDER THE TERMS OF THE STOCKHOLDERS’ AGREEMENT DATED AS OF MARCH 4, 2007 (“STOCKHOLDERS’ AGREEMENT”), AS AMENDED FROM TIME TO TIME, BETWEEN THE ISSUER AND THE HOLDER HEREOF AND MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH THE TERMS OF THAT AGREEMENT.

No.                                                                                                                                                                                                                             Series A Warrants(1)

Series A Warrant Certificate

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.

This Warrant Certificate certifies that  , or registered assigns, is the registered holder of the number of Warrants (the “Warrants”) set forth above to purchase Common Stock, $1.00 par value (the “Common Stock”), of The Great Atlantic & Pacific Tea Company, Inc., Inc., a Maryland corporation (the “Company”). Each Warrant entitles the holder upon exercise to receive from the Company that number of fully paid and nonassessable shares of Common Stock (each, a “Warrant Share”) (and such other consideration) which the Holder may at the time be entitled to receive upon the exercise of such Warrants, less that number of Warrant Shares having an aggregate Market Price (as defined in the Warrant Agreement referred to hereafter) on the business day immediately preceding the date the Warrants are presented for exercise equal to the aggregate Exercise Price (as defined below) that would otherwise have been paid by the Holder for the Warrant Shares. The exercise price for each Warrant (the “Exercise Price”) shall initially be $18.36 per share. For the avoidance of doubt, Warrants may be exercised solely on a net basis in the manner set forth in the immediately preceding sentence, and no holder shall be required, or permitted, to pay any cash in connection with the exercise of Warrants. The Warrants may be exercised only during the Series A Exercise Period (as defined in the Warrant Agreement). The Exercise Price and number of Warrant Shares issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events, as set forth in the Warrant Agreement.

The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Series A Warrants, and are issued or to be issued pursuant to an Amended and Restated Warrant Agreement dated as of March 4, 2007 (the “Warrant Agreement”), duly executed and delivered by the Company, which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Company and the holders (the words “holders” or “holder” meaning the registered holders or registered holder) of the Warrants. A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company.

The holder of Warrants evidenced by this Warrant Certificate may exercise such Warrants during the Series A Exercise Period under and pursuant to the terms and conditions of the Warrant Agreement by surrendering this Warrant Certificate, with the form of election to exercise set forth hereon (and by this reference made a part hereof), properly completed and executed at the office of the Company designated for such purpose. In the event that upon any exercise of Warrants

(1) Amount of Series A Warrants issued to be as set forth on Annex I.

F-A-1

evidenced hereby the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued by the Company to the holder hereof or his or its registered assignee a new Warrant Certificate evidencing the number of Warrants not exercised.

The Warrant Agreement provides that upon the occurrence of certain events the number of Warrants and the Exercise Price set forth on the face hereof may, subject to certain conditions, be adjusted. No fractions of a share of Common Stock will be issued upon the exercise of any Warrant, but the Company will pay the cash value thereof determined as provided in the Warrant Agreement.

Subject to the conditions set forth the Warrant Agreement, in lieu of issuing Warrant Shares upon exercise of Warrants as set forth above (together with such other consideration as may be deliverable upon exercise of such Warrants), the Company, in its sole discretion at settlement, shall be entitled to settle all or any portion of exercised Warrants in cash as provided in the Warrant Agreement.

The holders of the Warrants are entitled to certain registration rights with respect to any Warrant Shares issued in settlement of exercised Warrants. Said registration rights are set forth in the Stockholders’ Agreement. By acceptance of this Warrant Certificate, the holder hereof agrees that upon issuance of Warrant Shares in settlement of exercised Warrants evidenced hereby, he or it will be bound by the Stockholders’ Agreement as a holder of Registrable Securities thereunder. A copy of the Stockholders’ Agreement may be obtained by the holder hereof upon written request to the Company.

Warrant Certificates, when surrendered at the office of the Company by the registered holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

Subject to the terms and conditions of the Warrant Agreement and the Stockholders’ Agreement, upon due presentation for registration of transfer of this Warrant Certificate at the office of the Company a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.

The Company may deem and treat the registered holder(s) thereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and the Company shall not be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a stockholder of the Company.

IN WITNESS WHEREOF, The Great Atlantic & Pacific Tea Company, Inc. has caused this Warrant Certificate to be signed by its Chairman of the Board, Chief Executive Officer, President or Vice President and by its Secretary or Assistant Secretary and has caused its corporate seal to be affixed hereunto or imprinted hereon.

Dated: , 2007	THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC., a Maryland corporation

By:
Name: Title:

By:
Name: Title:

F-A-2

FORM OF ELECTION TO EXERCISE

(To Be Executed Upon Exercise Of Warrant)

The undersigned holder hereby represents that he or it is the registered holder of this Warrant Certificate, and hereby irrevocably elects to exercise   Warrants represented by this Warrant Certificate, and receive shares of Common Stock, $1.00 par value, of The Great Atlantic & Pacific Tea Company, Inc., and such other consideration, if any, to which the undersigned is entitled upon such exercise in accordance with the Amended and Restated Warrant Agreement dated as of March 4, 2007 (the “Warrant Agreement”). This exercise is being effected on a net basis in the manner provided in the Warrant Agreement and no cash is, or is required to be, paid in connection with such exercise. The undersigned requests that (i) a certificate for shares or other securities issued upon this exercise be registered in the name of the undersigned or nominee hereinafter set forth, and further that such certificate be delivered to the undersigned at the address hereinafter set forth or to such other person or entity as is hereinafter set forth and (ii) any cash payable to the undersigned upon this exercise be paid in accordance with the wire transfer instructions hereinafter set forth. If the number of Warrants exercised is less than all of the Warrants represented by this Warrant Certificate, the undersigned requests that a new Warrant Certificate representing the remaining balance of Warrants be registered in the name of the undersigned or nominee hereinafter set forth, and further that such certificate be delivered to the undersigned at the address hereinafter set forth or to such other person or entity as is hereinafter set forth.

Certificate to be registered as follows:

Name:
Address:

Social Security or
Taxpayer Identification No.:

Certificate to be delivered as follows:

Name:
Address:

Date:	Signature::

F-A-3

Cash to be paid as follows:

F-A-4

EXHIBIT B

[Form of Series B Warrant Certificate]

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. SUCH SECURITIES GENERALLY MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES EVIDENCED HEREBY ARE SUBJECT TO CERTAIN RESTRICTIONS UNDER THE TERMS OF THE STOCKHOLDERS’ AGREEMENT DATED AS OF MARCH 4, 2007 (“STOCKHOLDERS’ AGREEMENT”), AS AMENDED FROM TIME TO TIME, BETWEEN THE ISSUER AND THE HOLDER HEREOF AND MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH THE TERMS OF THAT AGREEMENT.

No. _____	Series B Warrants[2]

Series B Warrant Certificate

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.

This Warrant Certificate certifies that ___________________, or registered assigns, is the registered holder of the number of Warrants (the “Warrants”) set forth above to purchase Common Stock, $1.00 par value (the “Common Stock”), of The Great Atlantic & Pacific Tea Company, Inc., a Maryland corporation (the “Company”). Each Warrant entitles the holder upon exercise to receive from the Company that number of fully paid and nonassessable shares of Common Stock (each, a “Warrant Share”) (and such other consideration) which the Holder may at the time be entitled to receive upon the exercise of such Warrants, less that number of Warrant Shares having an aggregate Market Price (as defined in the Warrant Agreement referred to hereafter) on the business day immediately preceding the date the Warrants are presented for exercise equal to the aggregate Exercise Price (as defined below) that would otherwise have been paid by the Holder for the Warrant Shares. The exercise price for each Warrant (the “Exercise Price”) shall initially be $32.40 per share. For the avoidance of doubt, Warrants may be exercised solely on a net basis in the manner set forth in the immediately preceding sentence, and no holder shall be required, or permitted, to pay any cash in connection with the exercise of Warrants. The Warrants may be exercised only during the Series B Exercise Period (as defined in the Warrant Agreement). The Exercise Price and number of Warrant Shares issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events, as set forth in the Warrant Agreement.

The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Series B Warrants, and are issued or to be issued pursuant to an Amended and Restated Warrant Agreement dated as of March 4, 2007 (the “Warrant Agreement”), duly executed and delivered by the Company, which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Company and the holders (the words “holders” or “holder” meaning the registered holders or registered holder) of the Warrants. A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company.

The holder of Warrants evidenced by this Warrant Certificate may exercise such Warrants during the Series B Exercise Period under and pursuant to the terms and conditions of the Warrant Agreement by surrendering this Warrant Certificate, with the form of election to exercise set forth hereon (and by this reference made a part hereof), properly completed and executed at the office of the Company designated for such purpose. In the event that upon any exercise of Warrants

[2] Amount of Series B Warrants issued to be as set forth on Annex I.

F-B-1

evidenced hereby the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued by the Company to the holder hereof or his or its registered assignee a new Warrant Certificate evidencing the number of Warrants not exercised.

The Warrant Agreement provides that upon the occurrence of certain events the number of Warrants and the Exercise Price set forth on the face hereof may, subject to certain conditions, be adjusted. No fractions of a share of Common Stock will be issued upon the exercise of any Warrant, but the Company will pay the cash value thereof determined as provided in the Warrant Agreement.

Subject to the conditions set forth the Warrant Agreement, in lieu of issuing Warrant Shares upon exercise of Warrants as set forth above (together with such other consideration as may be deliverable upon exercise of such Warrants), the Company, in its sole discretion at settlement, shall be entitled to settle all or any portion of exercised Warrants in cash as provided in the Warrant Agreement.

The holders of the Warrants are entitled to certain registration rights with respect to any Warrant Shares issued in settlement of exercised Warrants. Said registration rights are set forth in the Stockholders’ Agreement. By acceptance of this Warrant Certificate, the holder hereof agrees that upon issuance of Warrant Shares in settlement of exercised Warrants evidenced hereby, he or it will be bound by the Stockholders’ Agreement as a holder of Registrable Securities thereunder. A copy of the Stockholders’ Agreement may be obtained by the holder hereof upon written request to the Company.

Warrant Certificates, when surrendered at the office of the Company by the registered holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

Subject to the terms and conditions of the Warrant Agreement and the Stockholders’ Agreement, upon due presentation for registration of transfer of this Warrant Certificate at the office of the Company a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.

The Company may deem and treat the registered holder(s) thereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and the Company shall not be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a stockholder of the Company.

IN WITNESS WHEREOF, The Great Atlantic & Pacific Tea Company, Inc. has caused this Warrant Certificate to be signed by its Chairman of the Board, Chief Executive Officer, President or Vice President and by its Secretary or Assistant Secretary and has caused its corporate seal to be affixed hereunto or imprinted hereon.

Dated: _____________, 2007	THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC., a Maryland corporation

By:
Name:
Title:

By:
Name:
Title:

F-B-2

FORM OF ELECTION TO EXERCISE

(To Be Executed Upon Exercise Of Warrant)

The undersigned holder hereby represents that he or it is the registered holder of this Warrant Certificate, and hereby irrevocably elects to exercise ________ Warrants represented by this Warrant Certificate, and receive shares of Common Stock, $1.00 par value, of The Great Atlantic & Pacific Tea Company, Inc., and such other consideration, if any, to which the undersigned is entitled upon such exercise in accordance with the Amended and Restated Warrant Agreement dated as of March 4, 2007 (the “Warrant Agreement”). This exercise is being effected on a net basis in the manner provided in the Warrant Agreement and no cash is, or is required to be, paid in connection with such exercise. The undersigned requests that (i) a certificate for shares or other securities issued upon this exercise be registered in the name of the undersigned or nominee hereinafter set forth, and further that such certificate be delivered to the undersigned at the address hereinafter set forth or to such other person or entity as is hereinafter set forth and (ii) any cash payable to the undersigned upon this exercise be paid in accordance with the wire transfer instructions hereinafter set forth. If the number of Warrants exercised is less than all of the Warrants represented by this Warrant Certificate, the undersigned requests that a new Warrant Certificate representing the remaining balance of Warrants be registered in the name of the undersigned or nominee hereinafter set forth, and further that such certificate be delivered to the undersigned at the address hereinafter set forth or to such other person or entity as is hereinafter set forth.

Certificate to be registered as follows:

Name:

Address:

Social Security or
Taxpayer Identification No.:

Certificate to be delivered as follows:

Name:

Address:

Date:  Signature:

F-B-3

Cash to be paid as follows:

F-B-4

ANNEX G

OPINION OF J.P. MORGAN SECURITIES INC.

March 4, 2007

The Board of Directors
The Great Atlantic & Pacific Tea Company, Inc.
2 Paragon Drive
Montvale, NJ 07645

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to The Great Atlantic & Pacific Tea Company, Inc. (the “Company”) of the consideration to be paid by the Company in the proposed merger (the “Merger”) of a wholly-owned subsidiary of the Company with Pathmark Stores, Inc. (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, a subsidiary of the Company and the Merger Partner, the Merger Partner will become a wholly-owned subsidiary of the Company, and each outstanding share of common stock, par value $0.01 per share, of the Merger Partner (the “Merger Partner Common Stock”) will be converted into the right to receive $9.00 per share in cash (the “Cash Consideration”) and 0.1296 shares of Company common stock, par value $0.01 per share (the “Stock Consideration”, and together with the Cash Consideration, the “Consideration”).

In arriving at our opinion, we have (i) reviewed a draft dated March 4, 2007 of the Agreement; (ii) reviewed a draft dated March 4, 2007 of the Yucaipa Stockholder Agreement among the Company and Yucaipa Corporate Initiatives Fund I, LP, Yucaipa American Alliance Fund I, LP and Yucaipa American Alliance (Parallel) Fund I, LP (“Yucaipa”); (iii) reviewed a draft dated March 4, 2007 of the Yucaipa Stockholder Voting Agreement among the Company and Yucaipa; (iv) reviewed a draft dated February 23, 2007 of the Stockholder Agreement between the Company and Tengelmann Warenhandelsgesellschaft KG (“Tengelmann”); (v) reviewed a draft dated on or about February 18, 2007 of the Stockholder Voting Agreement between the Merger Partner and Tengelmann; (vi) reviewed a draft dated February 12, 2007 of the Amended and Restated Warrant Agreement among the Company and the Investors identified therein; (vii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (viii) compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (ix) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Common Stock and certain publicly traded securities of such other companies; (x) reviewed certain internal financial analyses

J.P. Morgan Securities Inc. • 277 Park Avenue, New York, NY 10172

and forecasts prepared by the managements of the Merger Partner and the Company relating to their respective businesses, as well as the estimated amount and timing of the cost savings and synergies net of costs to achieve those synergies expected to result from the Merger (the “Synergies”); (xi) reviewed certain forecasts prepared by management of the Company giving effect to certain divestitures contemplated by the Agreement (the “Divestiture Case”); and (xii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Merger Partner and the Company with respect to certain aspects of the Merger, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Merger on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by or for us. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not been provided with any forecasts or other non-public information with respect to Metro, Inc. and have at your direction valued the Company’s equity stake in Metro, Inc. on an after-tax basis based upon publicly available information and assuming a liquid market for Metro’s shares. In relying on financial analyses and forecasts provided to us, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies and the Divestiture Case) or the assumptions on which they were based. We have also assumed that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all ways material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Merger, except as we have provided in our analysis of the Divestiture Case.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the consideration to be paid in the proposed Merger and we express no opinion as to the fairness of the Merger to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Merger. We are expressing no opinion herein as to the price at which the Company Common Stock or the Merger Partner Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Merger and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Merger is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. JPMorgan has provided financial advisory, commercial or investment banking services to the Company in the past, including advising on the Company’s July 2005 sale of its Canadian assets. Please be advised that we and our affiliates have no other financial advisory or other commercial or investment banking relationships with the Merger Partner. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid by the Company in the proposed Merger is fair, from a financial point of view, to the Company.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities Inc.

J.P. MORGAN SECURITIES INC.

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ANNEX H

OPINION OF CITIGROUP GLOBAL MARKETS, INC.

CITIGROUP Corporate and Investment Banking	Global Banking 388 Greenwich Street New York, NY 10013

Confidential

March 4, 2007

The Board of Directors
Pathmark Stores, Inc.
200 Milik Street
Carteret, New Jersey 07008

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Pathmark Stores, Inc. (the “Company”) (other than the Yucaipa Companies, LLC, Yucaipa Corporate Initiatives Fund I, L.P., Yucaipa American Alliance Fund I, L.P., Yucaipa American Alliance (Parallel) Fund I, L.P (collectively, “Yucaipa”) and affiliates of Yucaipa) of the Merger Consideration (as defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among The Great Atlantic & Pacific Tea Company, Inc. (“Buyer”), Sand Merger Corp. (“Merger Sub”) and the Company. As more fully described in the Merger Agreement, (a) Merger Sub will be merged with and into the Company (the “Merger”) and (b) each outstanding share of the common stock, par value $0.01 per share, of the Company (“Company Common Stock”) will be converted into the right to receive (i) $9.00 in cash (the “Cash Consideration”) and (ii) 0.12963 of a share of the common stock, par value $1.00 per share, of Buyer (“Buyer Common Stock”) (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”).

In arriving at our opinion, we reviewed a draft dated March 4, 2007 of the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of the Company and certain senior officers and other representatives and advisors of Buyer concerning the business, operations and prospects of the Company and Buyer. We examined certain publicly available businesses and financial information relating to the Company and Buyer as well as certain financial forecasts and other information and data relating to the Company and Buyer which were provided to or discussed with us by the managements of the Company and Buyer, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of the Company and Buyer to result from the Merger. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of the Company Common Stock and Buyer Common Stock; the historical and projected earnings and other operating data of the Company and Buyer; and the capitalization and financial condition of the Company and Buyer. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Company and Buyer. We also evaluated certain potential pro forma financial effects of the Merger on Buyer. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of the Company and Buyer that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to the Company or Buyer provided to or otherwise reviewed by or discussed with us, we have been advised by the respective managements of the Company and Buyer that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and Buyer as to the future financial performance of the Company and Buyer, the potential strategic implications and operational benefits anticipated to result from the Merger, and the other matters covered thereby, and have assumed, with your consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the Merger) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected. We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Buyer or the contemplated benefits of the Merger. Representatives of the Company have advised us, and we further have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the drafts reviewed by us. We are not expressing any opinion as to what the value of the Buyer Common Stock actually will be when issued pursuant to the Merger or the price at which the Buyer Common Stock will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Buyer nor have we made any physical inspection of the properties or assets of the Company or Buyer. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of the Company, nor were we requested to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Further, we express no view as to, and our opinion does not address, the relative impact on the holders of the Company Common Stock of any payments (other than the payment of the Merger Consideration in respect of shares of Company Common Stock) to be made by the Company or Buyer in connection with the Merger to, or any arrangements entered into by the Company or Buyer in connection with the Merger with, Yucaipa or any affiliate of Yucaipa (other than the Company), including the Yucaipa Warrant Agreement and the Yucaipa Stockholder Agreement (each as defined in the Merger Agreement). Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to the Company in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee in connection with the delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of the Company and Buyer for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, Buyer and their respective affiliates. We note, in this regard, that we and our affiliates in the past have provided services to the Company’s largest stockholder and certain of its affiliates unrelated to the proposed Transaction, for which services we and such affiliates have received compensation.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of the Company in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock (other than Yucaipa and affiliates of Yucaipa).

Very truly yours,

/s/ Citigroup Global Markets Inc.

CITIGROUP GLOBAL MARKETS INC.

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ANNEX I

FORM OF BY-LAWS AMENDMENT

AMENDMENTS TO THE BY-LAWS

The By-laws of the Great Atlantic & Pacific Tea Company, Inc. (the “By-laws”) shall be amended to insert the following as a new Article XI:

ARTICLE XI.

SECTION 1. Notwithstanding anything to the contrary in the By-laws, so long as the Outstanding Percentage Interest (such term, and other capitalized terms used but not defined in the By-laws, shall have the meanings set forth in Section 4 of this Article XI) is at least 10%:

(a) The Board of Directors will be composed of nine directors, and, subject to any additional requirements provided for in the Certificate of Incorporation of the Corporation, the number of such directors may not be increased or decreased without the approval of that number of directors that is at least 66.67% of the total number of directorships (including vacancies); provided, however, that any decrease in the number of directorships that has the effect of reducing the number of Tengelmann Directors or the number of directors that Tengelmann is entitled to nominate hereunder shall require the consent of Tengelmann.

(b) Subject to Section 1(c) below to the extent such section has been complied with by the Corporation, Tengelmann will have the right to designate for nomination (it being understood that such nomination will include any nomination of any incumbent Tengelmann Director for reelection to the Board of Directors) to the Board of Directors that number of individuals equal to (i) the product of the total number of directorships (including vacancies) at such time and the Outstanding Percentage Interest of Tengelmann at such time (rounded to the nearest whole number), minus (ii) the number of Tengelmann Directors who are not then subject to election and who will be continuing to serve on the Board of Directors following such election (each such directorship, a “Tengelmann Directorship”) and each such designee (each, a “Tengelmann Nominee”) will be included in the slate of nominees recommended by the Corporation for election to the Board of Directors. No individual who does not satisfy the qualification set forth in the preceding sentence shall be eligible for nomination or election to a Tengelmann Directorship.

(c) Notwithstanding anything to the contrary in this Section 1, no member of the Governance Committee of the Board of Directors and no director shall be under any obligation to nominate and recommend a Tengelmann Nominee or elect a Tengelmann Nominee to fill a vacant Tengelmann Directorship if he or she determines, in good faith and after consideration of specific written advice of outside counsel expert in Maryland corporation law (a copy of which will be provided to Tengelmann), that such nomination or recommendation would reasonably be expected to violate his or her duties under §2-405.1(a) of the Maryland General Corporation Law (the “MGCL”) because (i) such nominee is unfit to serve as a director of an NYSE-listed company or (ii) service by such nominee as a Director would reasonably be expected to violate applicable Law or, due to such nominee’s relationship as a director, employee or stockholder of another company, result in a conflict of interest (it being understood that any such person’s relationship with Tengelmann may not serve as a basis for any such determination), in which case the provisions of Section 1(b) above or Section 1(e) below, as the case may be, will continue to apply but Tengelmann will have a reasonable opportunity (but in any event not less than 30 days) to designate an alternate Tengelmann Nominee.

(d) No Tengelmann Nominee or Tengelmann Director shall be qualified to be a director unless at all times during his or her term, he or she remains acceptable to Tengelmann.

(e) Upon the death, resignation, retirement, incapacity, disqualification or removal from office for any other reason of any Tengelmann Director, Tengelmann will have the right to designate the replacement for such Tengelmann Director and only such designee will, subject to Section 1(c) above to the extent such section has been complied with by the Corporation, be qualified to fill such vacancy. Conversely, in the event of the death, resignation, incapacity, disqualification or removal of any director other than a Tengelmann Director (a “Non-Tengelmann Director”), a majority of the Non-Tengelmann Directors will have the exclusive right to designate the replacement for such Director and only such designee will be qualified to fill such vacancy. Following any such designation pursuant to either of the two immediately preceding sentences, no board action (other than to fill such vacancy) may be taken until such vacancy is filled.

(f) Without limiting the generality of Section 1(b) above, if the number of Tengelmann Directors is less than the number that Tengelmann has the right (and wishes) to designate pursuant to this Section 1, (i) the number of directors shall automatically be increased by a number sufficient to permit Tengelmann to designate the full number of Tengelmann Directors that it is entitled (and wishes) to designate pursuant to this Section 1 or (ii) alternatively, the secretary of the Corporation, at the request of Tengelmann, shall call a special meeting of the stockholders of the Corporation for the purpose of removing directors to create such vacancies as are necessary to permit Tengelmann to designate the full number of Tengelmann Directors that it is entitled (and wishes) to designate pursuant to this Section 1. Upon the creation of any vacancy pursuant to the preceding sentence, Tengelmann shall designate the person to fill such vacancy in accordance with this Section 1, and, subject to Section 1(c) above to the extent such section has been complied with, such designee shall be qualified to fill such vacancy. Following any such designation, no board action (other than to fill such vacancy) may be taken until such vacancy is filled. In the event that the number of directors is increased pursuant to this Section 1(f), the number of directors shall automatically be reduced at the first available opportunity to comply with the number of directors otherwise specified by Section 1(a).

(g) The rights and obligations of Tengelmann under this Article XI shall apply to any and all Affiliate(s) of Tengelmann which beneficially own Voting Stock as of the date of the Stockholder Agreement and any and all Affiliate(s) of Tengelmann to whom any shares of Voting Stock are transferred in any manner, and any such transfer shall be conditioned on such transferee entering into a written agreement in form and substance acceptable to the Corporation extending the rights and obligations of Tengelmann under such provisions to such transferee(s). All references to Tengelmann in this Article XI shall be deemed to refer to Tengelmann and such Affiliates except as the context otherwise requires.

(h) Tengelmann Directors shall serve on each committee of the Board of Directors and the number of Tengelmann Directors on a committee of the Board of Directors shall be not less than (x) the number of Tengelmann Nominees which Tengelmann is entitled to designate for nomination as a director at such time divided by (y) the total number of seats on the Board of Directors at such time multiplied by (z) the number of directors serving on such committee (rounded to the nearest whole number). Tengelmann shall have the right to select the Tengelmann Directors who will serve on each committee of the Board of Directors; provided that, so long as there are any Tengelmann Directors serving on the Board of Directors, at least one Tengelmann Director shall serve on each committee of the Board of Directors. No committee shall take any action unless the requirements of the preceding two sentences have been fully satisfied. Notwithstanding the foregoing, a Tengelmann Director shall not serve on any committee if such service would violate any Law concerning the independence of directors.

(i) Any director will have the right to call a meeting of the Board of Directors.

SECTION 2. Notwithstanding anything to the contrary in the By-laws, for so long as Tengelmann’s Outstanding Percentage Interest is at least 25%:

(a) the approval of Tengelmann will be required for the Corporation to do any of the following actions (in addition to any other Board of Directors or stockholder approval required by any Law, the Corporation’s Certificate of Incorporation or these By-laws):

(i) any Business Combination by the Corporation, except for the Merger and any other Business Combination involving consideration with a Fair Market Value not exceeding $50,000,000 to be paid by or to the Corporation or its stockholders as the case may be;

(ii) the issuance of any Equity Security of the Corporation, the creation of any right to acquire such Equity Security or any amendment to the terms of any such Equity Security, to the extent such issuance, creation or amendment requires stockholder approval; provided, however that this clause (ii) shall not include any issuance (A) of any Roll-over Warrants, (B) pursuant to any employee compensation plan or other benefit plan including stock option, restricted stock or other equity based compensation plans or (C) of any Equity Security issued or issuable under rights existing as of the Closing Date after giving effect to the Merger;

(iii) any amendment to the Corporation’s Certificate of Incorporation or the By-laws;

(iv) any amendment to the charter of any committee of the Board of Directors or to any corporate governance guideline relating to any matter addressed by the Stockholder Agreement, dated March 4, 2007, between the Corporation and Tengelmann (the “Stockholder Agreement”) that would reasonably be expected to obviate in any manner any of Tengelmann’s rights thereunder or the exercise thereof;

(v) the adoption, implementation or amendment of, or redemption under, any takeover defense measures (including a rights plan);

(vi) any Discriminatory Transaction;

(vii) any transaction between (A) the Corporation or any of its Subsidiaries, on the one hand, and (B) any Affiliate of the Corporation (other than (1) any director, officer or Subsidiary of the Corporation and (2) Tengelmann or any of its Affiliates), on the other hand;

(viii) a change of the Corporation’s policies concerning the need for Board of Directors approval intended or reasonable likely to have the effect of obviating any of Tengelmann’s rights under the Stockholder Agreement or the exercise thereof; or

(ix) the issuance and delivery to Yucaipa of any common stock of the Corporation upon exercise by Yucaipa of the Roll-over Warrants, except to the extent that a cash settlement of any Roll-over Warrants would reasonably be expected to cause a Liquidity Impairment, in which case the Corporation shall be permitted to issue and deliver common stock of the Corporation to Yucaipa upon exercise of such Roll-over Warrants to the extent necessary to avoid a Liquidity Impairment; and

(b) the approval of a majority of the Tengelmann Directors will be required for the Board of Directors to approve or authorize, and for the Corporation to do, any of the following (in addition to any other Board of Directors or stockholder approval required by any Law, the Corporation’s Certificate of Incorporation or these By-laws):

(i) any acquisition or disposition (in one transaction or a series of related transactions) of any assets (including any Equity Securities of any Subsidiary of the Corporation), business operations or securities with a Fair Market Value of more than $50,000,000, including a disposition of equity securities of Metro, Inc. owned by the Corporation, but excluding any disposition to, or acquisition from or of, a wholly-owned Subsidiary of the Corporation or any disposition that (A) occurs in connection with creating or granting any Encumbrances to a third party that is not a Subsidiary or Affiliate of the Corporation in connection with a bona fide financing or (B) arises as a matter of Law (other than by reason of a merger or consolidation) or occurs pursuant to a court order;

(ii) the issuance of any Equity Security of the Corporation, the creation of any right to acquire such Equity Security or any amendment to the terms of any such Equity Security; provided, however that this clause (ii) shall not include any issuance (A) of any Roll-over Warrants, (B) pursuant to any employee compensation plan or other benefit plan including stock option, restricted stock or other equity based compensation plans or (C) of any

Equity Security issued or issuable under rights existing as of the Closing Date after giving effect to the Merger;

(iii) any repurchase of common stock of the Corporation pursuant to a self-tender offer, stock repurchase program, open market transaction or otherwise, other than a repurchase of common stock of the Corporation from employees or former employees pursuant to the terms and conditions of employee stock plans or a purchase of common stock of the Corporation from Tengelmann pursuant to the Stockholder Agreement;

(iv) any declaration or payment of a dividend on the common stock of the Corporation;

(v) the adoption or amendment of any strategic plans, priorities or direction for the Corporation and its Subsidiaries and their businesses for a period of at least three years, except for amendments not exceeding $10,000,000 individually or in the aggregate in any 12-month period;

(vi) the adoption or amendment of the operating plan or budget, capital expenditure budget, financing plan or any financial goal, except for amendments not exceeding $10,000,000 individually or in the aggregate in any 12-month period;

(vii) the appointment or removal of the chairman of the Board of Directors or the election (but not removal) of the chief executive officer of the Corporation;

(viii) the Dissolution of the Corporation;

(ix) any capital expenditure of more than $10,000,000 (excluding any capital expenditure previously approved, or capital expenditure pursuant to a capital expenditure program or budget or plan that was previously approved, by the Board of Directors as part of the approval of the Corporation’s annual operating plan, capital expenditures budget or otherwise); or

(x) any incurrence, assumption, or issuance of Indebtedness in one or a series of related transactions in an aggregate principal amount of more than $50,000,000 (other than any refinancing of Indebtedness existing on the Closing Date or the incurrence of which was approved by the Board of Directors in accordance with this Section 2, which refinancing is on terms consistent with or more favorable (to the Corporation) than the terms of such Indebtedness and does not increase the principal amount of such Indebtedness).

SECTION 3. So long as the percentage of Voting Power in the Corporation (determined on the basis of the number of outstanding shares of Voting Stock of the Corporation (including for such purposes any Voting Stock underlying stock options that is beneficially owned by Christian W.E. Haub as of the date of this Agreement), as set forth in the most recent SEC filing of the Corporation prior to such date that contained such information) that is beneficially owned by Tengelmann and its Affiliates is at least 10%, this Article XI of the By-laws shall not be altered, amended or repealed, or any new By-law inconsistent with such Article adopted, without the prior written approval of Tengelmann. Anything to the contrary herein notwithstanding, in the event that such percentage of Voting Power in the Corporation beneficially owned by Tengelmann and its Affiliates is at any time less than 10%, this Article XI shall expire and thereafter be of no further force or effect. For the avoidance of doubt, this Article XI is intended to codify certain of the rights of Tengelmann in accordance with the Stockholder Agreement. In the event of any inconsistency between the Stockholder Agreement and any provision of the By-laws or corporate governance policies and guidelines of the Corporation, the provisions of the Stockholder Agreement will control, to the extent permitted by applicable law.

SECTION 4. The following terms used in this Article XI but not defined in the By-laws shall have the following definitions. Capitalized terms used in this Section 4 and not defined in this Article XI shall have the meanings assigned to such terms in the By-laws.

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Business Combination” with respect to any Person means any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), of all or substantially all of the assets of such Person and its Subsidiaries, taken as a whole, to any other Person or (ii) any transaction (including any merger or consolidation) the consummation of which would result in any other Person (or, in the case of a merger or consolidation, the shareholders of such other Person) becoming, directly or indirectly, the beneficial owner of more than 50% of the Voting Stock and/or Equity Securities of such Person (measured in the case of Voting Stock by Voting Power rather than number of shares).

“Closing” means the closing of the Merger.

“Closing Date” means the date of the closing of the Merger.

“Discriminatory Transaction” means any corporate action (other than those taken pursuant to the express terms of the Stockholder Agreement) that would (i) impose material limitations on the legal rights of Tengelmann as a holder of a class of Voting Stock of the Corporation (including any action that would impose material restrictions without lawful exemption on Tengelmann that are based upon the size of security holding, the business in which a security holder is engaged or other considerations applicable to Tengelmann and not to holders of the same class of Voting Stock of the Corporation generally, but excluding any such action which is expressly required by applicable Law without any provision to exclude Tengelmann), which limitations are disproportionately (i.e. other than in a proportionate manner consistent with Tengelmann’s pro rata ownership of such class of Voting Stock) borne by Tengelmann as opposed to other stockholders of the Corporation, or (ii) deny any material benefit to Tengelmann proportionately as a holder of any class of Voting Stock of the Corporation that is made available to other holders of that same class of Voting Stock of the Corporation generally.

“Dissolution” means with respect to any Person the dissolution of such Person, the adoption of a plan of liquidation of such Person or any action by such Person to commence any suit, case, proceeding or other action (i) under any existing or future Law of any jurisdiction relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to such Person, or seeking to adjudicate such Person bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to such Person or (ii) seeking appointment of a receiver, trustee, custodian or other similar official for such Person, or making a general assignment for the benefit of the creditors of such Person. Any verb forms of this term have corresponding meanings.

“Encumbrance” means any lien, encumbrance, security interest, pledge, mortgage, hypothecation, charge, restriction on transfer of title, adverse claim, title retention agreement of any nature or kind, or other encumbrance, except for any restrictions arising under any applicable securities Laws.

“Equity Security” means (i) any common stock or other Voting Stock, (ii) any securities convertible into or exchangeable for common stock or other Voting Stock or (iii) any options, rights or warrants (or any similar securities) to acquire common stock or other Voting Stock.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as amended.

“Fair Market Value” means (i) with respect to cash or cash equivalents, the amount of such cash or cash equivalents, (ii) with respect to any security listed on a national securities exchange or otherwise traded on any national securities exchange or other trading system, the average of the closing prices of such security as reported on such exchange or trading system for each of the five Trading Days prior to the date of determination, and (iii) with respect to property other than cash or securities of the type described in clauses (i) and (ii), the cash price at which a willing seller would sell and a willing buyer would buy such property in an arm’s length negotiated transaction without time constraints.

“GAAP” means U.S. generally accepted accounting principles, as in effect at the time such term is relevant.

“Governmental Entity” means any transnational, federal, state, local or foreign government, or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any national securities exchange or national quotation system on which securities issued by the Corporation or any of its Subsidiaries are listed or quoted.

“Indebtedness” means, with respect to any Person, without duplication: (i) (A) indebtedness for borrowed money, (B) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (C) all obligations of such Person under interest rate or currency hedging transactions (valued at the termination value thereof), (D) all letters of credit issued for the account of such Person and (E) obligations of such Person to pay rent or other amounts under any lease of real property or personal property, which obligations are required to be classified as capital leases in accordance with GAAP; (ii) indebtedness for borrowed money of any other Person guaranteed, directly or indirectly, in any manner by such Person; and (iii) indebtedness of the type described in clause (i) above secured by any Encumbrance upon property owned by such Person, even though such Person has not in any manner become liable for the payment of such indebtedness; provided, however, that Indebtedness shall not be deemed to include (i) any accounts payable or trade payables incurred in the ordinary course of business of such Person, or (ii) any intercompany indebtedness between any Person and any wholly owned Subsidiary of such Person or between any wholly owned Subsidiaries of such Person.

“Law” means any law, treaty, statute, ordinance, code, rule, regulation, judgment, decree, order, writ, award, injunction, authorization or determination enacted, entered, promulgated, enforced or issued by any Governmental Entity.

A “Liquidity Impairment” shall be deemed to occur to the extent that any necessary cash settlement(s) of Roll-over Warrants, or any payment(s) in accordance with Article V of the Stockholder Agreement, would:

(i) violate, breach or give rise to a default or event of default under or in respect of any contract, credit facility, agreement or other obligation of the Corporation, either existing as of the Closing Date, incurred in connection with the Merger or the financing and other transactions consummated substantially concurrently with the Merger or entered into after the Closing Date (with the approval of a majority of the Tengelmann Directors), or any refinancing thereof (with the approval of a majority of Tengelmann Directors or on terms substantially similar to, and in any event no less favorable to the Corporation than, the terms of the obligation being refinanced), or

(ii) reasonably be expected, after giving effect to the proposed cash settlement or payment, to cause (A) cash plus cash equivalents plus marketable securities plus cash available for drawdown under any then existing credit agreement or other financing facility of the Corporation or any of its Subsidiaries (without conditions that are not reasonably capable of being satisfied at the applicable time) less (B) cash in stores plus restricted cash plus restricted marketable securities, to equal less than $200,000,000, as of the date of the proposed cash settlement or payment, as applicable, or any date within 180 days thereafter, after taking into account any changes or adjustments to any of the foregoing items scheduled or reasonably anticipated, in good faith, by the Chief Financial Officer of the Corporation to occur during such 180-day period.

For purposes of the foregoing definition, the terms “cash”, “cash equivalents”, “marketable securities”, “restricted cash” and “restricted marketable securities” shall mean the amount set forth opposite the corresponding line item on the Corporation’s most recent audited or unaudited consolidated balance sheet prior to the date of the proposed cash settlement or payment (i.e. as at the end of the most recently concluded 4-week fiscal period) and “cash in stores” shall mean cash held by all of the Corporation’s or any of its Subsidiaries’ stores as of such balance sheet date as determined by the Corporation in accordance with past practices.

“Merger” means the acquisition of Pathmark, a Delaware corporation, by the Corporation.

“NYSE” means the New York Stock Exchange.

“Outstanding Percentage Interest” means, as of any date of determination, the percentage of Voting Power in the Corporation (determined on the basis of the number of outstanding shares of Voting Stock of the Corporation (including for such purposes any Voting Stock underlying stock options that is beneficially owned by Christian W.E. Haub as of the date of the Stockholder Agreement), as set forth in the most recent Securities and Exchange Commission filing of the Corporation prior to such date that contained such information) that is beneficially owned by Tengelmann and its Affiliates as of such date; provided however, that to the extent that any decrease in Tengelmann’s Outstanding Percentage Interest is attributable to issuances of Equity Securities by the Corporation (as opposed to dispositions of Equity Securities of the Corporation by Tengelmann or its Affiliates), such decrease will not be taken into account for purposes of calculating Outstanding Percentage Interest for purposes of this Article XI unless such decrease is attributable to issuance of Equity Securities by the Corporation (x) in connection with a Business Combination by the Corporation or other acquisition by the Corporation, other than the Merger, approved by Tengelmann in accordance with Section 2(a)(i) or Section 2(b)(i) of this Article XI or (y) on or about the Closing Date in connection with the Merger, as merger consideration, but not in any event by any warrants or options issued in connection with the Merger.

“Pathmark” means Pathmark Stores, Inc., a Delaware corporation.

“Person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity, unincorporated organization or other entity, foreign or domestic.

“Roll-over Warrants” means the warrants issued as part of the Merger by the Corporation to Yucaipa in exchange for the Series A Warrants and the Series B Warrants.

“Series A Warrants” means the Series A warrants to purchase 10,060,000 shares of common stock of Pathmark at an exercise price of $8.50 per share, as such share amount and exercise price may be adjusted from time to time in accordance with the terms of such warrants in effect on the date hereof (or as such terms shall be amended pursuant to agreements entered into on the date hereof in connection with the Merger).

“Series B Warrants” means the Series B warrants to purchase 15,046,350 shares of common stock of Pathmark at an exercise price of $15.00 per share, as such share amount and exercise price may be adjusted from time to time in accordance with the terms of such warrants in effect on the date hereof (or as such terms shall be amended pursuant to agreements entered into on the date hereof in connection with the Merger).

A “Subsidiary” of any Person means, on any date, any Person (i) the accounts of which would be consolidated with and into those of the applicable Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP or (ii) of which (a) securities or other ownership interests representing more than 50% of the equity or (b) more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests, as of such date, are owned, controlled or held by the applicable Person or one or more Subsidiaries of such Person.

“Tengelmann” means Tengelmann Warenhandels-Gesellschaft KG, a limited partnership organized under the laws of Germany.

“Tengelmann Director” means a Director designated for nomination by Tengelmann and actually elected (including to fill a vacancy) pursuant to the provisions of Section 1.

“Trading Day” means (i) for so long as the common stock of the Corporation is listed or admitted for trading on the NYSE or another national securities exchange, a day on which the NYSE or such other national securities exchange is open for business or (ii) if the common stock of the Corporation ceases to be so listed, any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by Law or executive order to close.

“Voting Power” means the power to vote or to control, directly or indirectly, by proxy or otherwise, the vote of any Voting Stock at the time such determination is made; provided that a Person will not be deemed to have Voting Power as a result of an agreement, arrangement or understanding to vote such Voting Stock if such agreement, arrangement or understanding (i) arises solely from a revocable proxy or consent given in response to a public proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act and (ii) is not also then reportable by such Person on Schedule 13D under the Exchange Act (or any comparable or successor report). For purposes of determining the percentage of Voting Power of any class or series (or classes or series) beneficially owned by Tengelmann or any other Person, any Voting Stock not outstanding which is issuable pursuant to conversion, exchange or other rights, warrants, options or similar securities (other than any Voting Stock underlying stock options that is beneficially owned by Christian W. E. Haub as of the date of this Agreement) will not be deemed to be outstanding for the purpose of computing the Voting Power of Tengelmann or any other Person.

“Voting Stock” of any Person means securities beneficially owned by such Person then having the right to vote generally in any election of directors of the Corporation.

“Yucaipa” means Yucaipa Corporate Initiatives Fund I, L.P., Yucaipa American Alliance Fund I, L.P. and Yucaipa American Alliance (Parallel) Fund I, L.P.

ANNEX J

DELAWARE APPRAISAL RIGHTS

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE
STATE OF DELAWARE

§  262. Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §  228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §  251 (other than a merger effected pursuant to §  251(g) of this title), §  252, §  254, §  257, §  258, §  263 or §  264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of §  251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§  251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §  253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to §  228 or §  253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Under the MGCL, a Maryland corporation may indemnify any director or officer made or threatened to be made a party to any proceeding by reason of service in that capacity unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (2) the director or officer actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, reasonable expenses may be advanced to a present or former director, or to an officer, employee or agent who is not a director to the same extent that they may be advanced to a director, unless limited by the charter. Advances of reasonable expenses to directors, officers, employees and agents prior to the final adjudication of a proceeding may be generally authorized in the corporation’s charter or bylaws, by action of the board of directors, by contract, or upon a determination that indemnification is proper made by the board of directors, special legal counsel or the stockholders as described below. The director, officer, employee or agent must give to the corporation a written affirmation of his or her good faith belief that the standard of conduct necessary for indemnification by the corporation has been met, and a written undertaking providing that if it is ultimately determined that the standard of conduct has not been met, the director, officer, employee or agent will repay the amount advanced.

Under the MGCL, unless limited by a corporation’s charter, a court of appropriate jurisdiction may, under certain circumstances, order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer has met the standards of conduct required under the MGCL or has been adjudged liable on the basis that a personal benefit was improperly received in a proceeding charging improper personal benefit to the director or the officer. The A&P charter does not contain provisions limiting such indemnification. If the proceeding was an action by or in the right of the corporation or involved a determination that the director or officer received an improper personal benefit, however, no indemnification may be made if the individual is adjudged liable to the corporation, except to the extent of expenses approved by a court of appropriate jurisdiction.

The MGCL also provides that, where indemnification is permissible, it must be authorized for a specific proceeding after a determination has been made that indemnification of the director or officer is permissible in the circumstances because the director or officer has met the standard of conduct described above. Such determination must be made (1) by a majority vote of a quorum of the board of directors consisting of directors who are not parties to the proceeding (or if such a quorum cannot be obtained, the determination may be made by a majority vote of a committee of the board which consists solely of one or more directors who are not parties to the proceeding and who were designated to act by a majority of the full board of directors), (2) by special legal counsel selected by the board of directors or by a committee of the board of directors by vote as set forth in the preceding subsection (1) (or if the requisite quorum of the board of directors cannot be obtained and the committee cannot be established, a majority of the full board of directors, including directors who are parties, may select the special counsel), or (3) by a vote of the stockholders other than those stockholders who are directors or officers and a party to the proceedings. The MGCL provides that the indemnification and advancement of expenses provided under the MGCL are not exclusive of any other rights, by indemnification or otherwise, to which a director or officer may be entitled under the charter, the bylaws, a resolution of stockholders or directors, an agreement or otherwise.

The MGCL also requires a corporation (unless its charter provides otherwise, which A&P’s charter does not) to indemnify reasonable expenses for a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made or threatened to be made a party by reason of his service in that capacity. In addition, the MGCL provides that a corporation may not indemnify a director or officer or advance expenses for a proceeding brought by that director or officer against the corporation, except for a proceeding brought to enforce indemnification, or unless the charter, bylaws, resolution of the board of directors, or an agreement approved by the board of directors expressly provides otherwise.

A&P’s charter provides that A&P shall indemnify and advance expenses to any person who is or was a director or officer of A&P to the maximum extent now or hereafter permitted by law in connection with any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) arising out of such person’s service as a director or officer of either A&P or of another organization at A&P’s request. A&P’s charter also provides that A&P shall indemnify any person who is or was an employee or agent of A&P as and to the extent required by law and may, as authorized at any time by general or specific action of the Board of Directors, further indemnify such individuals to the maximum extent now or hereafter permitted by law, in connection with any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) arising out of such person’s service in such capacity to A&P or to another organization at A&P’s request.

The rights of indemnification provided in A&P’s charter are not exclusive of any other rights which may be available under any insurance or other agreement, by vote of stockholders or disinterested directors or otherwise. In addition, the charter authorizes A&P to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of A&P or who is or was serving at the request of A&P as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in or arising out of his position, whether or not A&P would have the power to indemnify him under the provisions of the MGCL or otherwise.

Item 21. Exhibits and Financial Statements

The exhibits listed below in the “Exhibit Index” are part of this Registration Statement and are numbered in accordance with Item 601 of Regulation S-K.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the Registrant is relying on Rule 430B:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes as follows: (i) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by A&P of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York, on October 9, 2007.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.,

By:	/s/ BRENDA M. GALGANO
	Name:	Brenda M. Galgano
	Title:	Senior Vice President, Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below on October 9, 2007.

Name	Title

* Name: Christian W. E. Haub	Executive Chairman and Director
* Name: John D. Barline	Director
* Name: Dr. Jens-Jurgen Böckel	Director
* Name: Bobbie Andrea Gaunt	Director
* Name: Dr. Andreas Guldin	Director
* Name: Dan Plato Kourkoumelis	Director
* Name: Edward Lewis	Director
* Name: Maureen B. Tart-Bezer	Director
/s/ BRENDA M. GALGANO Name: Brenda M. Galgano	Senior Vice President, Chief Financial Officer

Name		Title

* Name: Melissa E. Sungela		Vice President, Corporate Controller (Chief Accounting Officer)
By:	/s/ CHRIS MCGARRY Name: Chris McGarry	Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
2.1

Agreement and Plan of Merger by and among The Great Atlantic & Pacific Tea Company, Inc., Sand Merger Corp. and Pathmark Stores, Inc., dated as of March 4, 2007 (included in Annex A attached to the joint proxy statement/prospectus which is part of this Registration Statement).

2.2

Amendment No. 1 to the Agreement and Plan of Merger by and among The Great Atlantic & Pacific Tea Company, Inc., Sand Merger Corp. and Pathmark Stores, Inc., dated as of June 27, 2007 (included in Annex A attached to the joint proxy statement/prospectus which is part of this Registration Statement).

3.1	Articles of Incorporation of The Great Atlantic & Pacific Tea Company, Inc., as amended through July 1987 (incorporated herein by reference to Exhibit 3(a) to Form 10-K filed on May 27, 1988).
3.2	By-Laws of The Great Atlantic & Pacific Tea Company, Inc., as amended and restated through October 6, 2005 (incorporated herein by reference to Exhibit 3.1 to Form 8-K filed on October 11, 2005).
4.1

Amended and Restated Warrant Agreement, dated as of March 4, 2007, by and among The Great Atlantic & Pacific Tea Company, Inc., Yucaipa Corporate Initiatives Fund I, LP, Yucaipa American Alliance (Parallel) Fund I, LP and Yucaipa American Alliance Fund I, LP (incorporated herein by reference to Exhibit 4.1 to Form 8-K filed on March 6, 2007).

4.2

Yucaipa Stockholder Agreement, dated as of March 4, 2007, by and among The Great Atlantic & Pacific Tea Company, Inc., Yucaipa Corporate Initiatives Fund I, LP, Yucaipa American Alliance (Parallel) Fund I, LP and Yucaipa American Alliance Fund I, LP (incorporated herein by reference to Exhibit 4.2 to Form 8-K filed on March 5, 2007).

4.3

Stockholder Agreement, dated as of March 4, 2007, by and among The Great Atlantic & Pacific Tea Company, Inc. and Tengelmann Warenhandelsgesellschaft KG (incorporated herein by reference to Exhibit 4.3 to Form 8-K filed on March 5, 2007).

5.1*	Opinion of McGuireWoods LLP regarding legality of common stock being registered.
10.1

Pathmark Stores, Inc. Stockholder Voting Agreement, dated as of March 4, 2007, by and among The Great Atlantic & Pacific Tea Company, Inc., Yucaipa Corporate Initiatives Fund I, LP, Yucaipa American Alliance (Parallel) Fund I, LP and Yucaipa American Alliance Fund I, LP (incorporated herein by reference to Exhibit 10.1 to Form 8-K filed on March 5, 2007).

23.1*	Consent of McGuireWoods LLP (included as part of its opinion filed as Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for The Great Atlantic & Pacific Tea Company, Inc.
23.3	Consent of Deloitte & Touche LLP, independent registered public accounting firm for Pathmark Stores, Inc.
24.1*	Power of Attorney.
99.1

The Great Atlantic & Pacific Tea Company, Inc. Stockholder Voting Agreement, dated as of March 4, 2007, by and among Tengelmann Warenhandelsgesellschaft KG and Pathmark Stores, Inc. (incorporated herein by reference to Exhibit 99.1 to Form 8-K filed on March 5, 2007).

99.2	Consent of J.P. Morgan Securities Inc.
99.3	Consent of Citigroup Global Markets Inc.

Exhibit Number	Description
99.4*	Form of The Great Atlantic & Pacific Tea Company, Inc. Proxy Card
99.5*	Form of Pathmark Stores, Inc. Proxy Card

*	Previously filed.